Form 20-F
period 2003-03-31
YELL FINANCE BV
filed 2003-07-01
CIK 1158536

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003.
☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 333-13860

YELL FINANCE B.V.

(Additional Registrant)

Yellow Pages Limited

(Exact name of Registrants as specified in their charters)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

ENGLAND AND WALES

(Jurisdiction of incorporation or organization of Additional Registrant)

QUEENS WALK, OXFORD ROAD

READING, BERKSHIRE RG1 7PT

UNITED KINGDOM

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 ¾% Senior Sterling Notes due 2011

10 ¾% Senior Dollar Notes due 2011

13 ½% Senior Discount Dollar Notes due 2011

Guarantee relating to the Senior Sterling Notes, Senior Dollar Notes and Senior Discount Dollar Notes

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

300 ordinary shares of €100 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

Certain Definitions and Presentation of Financial and Other Information

Unless otherwise indicated, all references in this annual report to:

•	the “Company” are to Yell Finance B.V., a company incorporated with limited liability under the laws of the Netherlands; the “parent” are to Yell Group plc (formerly Yell Group Limited); the “guarantor” are to Yellow Pages Limited;

•	“we”, “us”, “our”, “Yell”, “Group” and the “Yell Group” are to the Company and, where the context requires, its consolidated subsidiaries, except as otherwise indicated; these terms also refer to the Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc (“BT”), after 16 April 2002, the business of McLeodUSA Media Group, Inc. and, after 31 December 2002, the business of National Directory Company, except as otherwise indicated;

•	“Yellow Book East” are to Yellow Book LP, with respect to periods prior to and subsequent to BT’s acquisition of the assets of Yellow Book USA, LP on 31 August 1999, or the “Yellow Book acquisition”;

•	“McLeod” and “NDC” which together are referred to throughout this document as “Yellow Book West”, are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002 and the business of National Directory Company acquired on 31 December 2002;

•	“NDC” are to National Directory Company acquired on 31 December 2002;

•	“Apax Partners” are to each and any of Apax Partners Holding Ltd., its subsidiaries and Apax Partners, Inc;

•	“Hicks Muse” are to Hicks, Muse, Tate & Furst Incorporated;

•	the “Sponsors” are to Apax Partners and Hicks Muse, with respect to the acquisition of Yell from BT;

•	“Sponsor Funds” are to funds managed or advised by the Sponsors;

•	“financial year” are to a given 12-month period ended on 31 March of the year; for example, the “2003 financial year” refers to the 12 months ended 31 March 2003;

•	“United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland;

•	“EU” are to the European Union;

•	“United States” and “US” are to the United States of America, its states, territories, possessions and all areas subject to its jurisdiction;

•	“pound sterling”, “pounds sterling”, “sterling” and “£” are to the lawful currency of the United Kingdom;

•	“euro” or “€” are to the single currency of the Member States of the European Union that have adopted such currency as their lawful currency in accordance with legislation of the European Union relating to European Economic and Monetary Union; and

•	“dollar”, “dollars”, “US$” and “$” are to the lawful currency of the United States.

Yellow Pages™, Business Pages™, Yell™ and Yell.com™ are trademarks we use in the United Kingdom. Yellow Book™, McLeodUSA®, McLeod USA®, Yell™ and Yell.com™ are trademarks we use in the United States.

We present our financial statements and financial information in pounds sterling. Unless otherwise indicated, financial information in this annual report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differs in certain significant respects from US generally accepted accounting principles (“US GAAP”). See note 26 of the notes to our audited combined and consolidated historical financial statements included elsewhere in this annual report for an explanation of these differences.

Market Share Information

Information regarding market share, market position and industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by industry professional organisations and analysts and our knowledge of our sales and markets.

We take responsibility for compiling and extracting, but have not independently verified, market data provided by third parties, or industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates to be reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

Cautionary Statement Regarding Forward-Looking Information

This annual report includes statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•	our substantial leverage and our ability to meet our debt obligations;

•	further changes in our regulatory environment in the United Kingdom;

•	our ability to continue to attract new advertisers;

•	our ability to compete with other printed directories businesses; and

•	general local and global economic conditions.

We urge you to read Item 3.D. “Key Information—Risk Factors”, Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industries in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.

We undertake no obligation to update publicly or publicly revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

A.    Selected Financial Data

Selected Yell Group Financial Information

The table below sets out selected historical combined and consolidated financial information for the Yell Group for the periods indicated.

Unless otherwise noted, the Yell Group historical combined and consolidated financial information presented and discussed below has been prepared in accordance with UK GAAP. UK GAAP differs in certain important respects from US GAAP. For a description of these differences, and a reconciliation to some of the US GAAP financial information presented below, see note 26 of the notes to the financial statements included elsewhere in this annual report.

	Combined (Predecessor)				Consolidated (Successor)
	Year ended or at 31 March			1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March 2003
	1999	2000	2001
	(in £ millions)
UK GAAP
Combined and Consolidated Profit and Loss Information
Group turnover	469.0	622.2	774.3	169.1	696.3	1,114.0
Cost of sales	(162.6)	(242.1)	(316.0)	(71.1)	(315.9)	(509.9)

Gross profit	306.4	380.1	458.3	98.0	380.4	604.1
Distribution and administrative costs (including exceptional items)	(129.0)	(187.0)	(270.8)	(65.1)	(261.7)	(420.7)

Group operating profit	177.4	193.1	187.5	32.9	118.7	183.4
Net interest payable	—	(10.8)	(24.5)	(5.8)	(158.6)	(236.6)

Profit (loss) on ordinary activities before taxation	177.4	182.3	163.0	27.1	(39.9)	(53.2)
Tax (charge) credit on profit (loss) on ordinary activities	(59.8)	(57.7)	(60.3)	(11.3)	(7.3)	12.6

Profit (loss) for the financial year	117.6	124.6	102.7	15.8	(47.2)	(40.6)

EBITDA(1)	183.6	210.8	222.6	42.7	199.8	304.3
Combined and Consolidated Balance Sheet Information Intangible fixed assets	—	370.5	429.3		1,640.5	1,824.1
Tangible fixed assets and investment	9.8	23.5	44.6		32.1	49.0
Current assets	187.4	289.2	390.4		528.3	637.2

Total assets	197.2	683.2	864.3		2,200.9	2,510.3

Creditors: amounts falling due within one year	(54.5)	(111.6)	(230.2)		(200.1)	(348.7)

Net current assets	132.9	177.6	160.2		328.2	288.5

Total assets less current liabilities	142.7	571.6	634.1		2,000.8	2,161.6
Creditors: amounts falling due after more than one year	—	(206.6)	(239.8)		(2,050.7)	(2,286.0)

Net assets (liabilities)/equity shareholders’ funds (deficit)	142.7	365.0	394.3		(49.9)	(124.4)

Other Financial Information Depreciation and amortisation	(6.2)	(17.7)	(35.1)	(9.8)	(81.1)	(120.9)
Capital expenditure(2)	(6.1)	(10.8)	(23.1)	(16.9)	(8.6)	(16.0)
Net cash inflow from operating activities	172.2	190.6	194.1	37.6	158.7	309.1

	Combined (Predecessor)		Consolidated (Successor)
	Year ended or at 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March 2003

	(in £ millions)
US GAAP Combined and Consolidated Profit and Loss Information
Net income (loss)	84.8	(18.2)	(147.9)	(79.1)
Adjusted net income (loss)(3)	159.9	(16.6)	(92.3)	(79.1)
Combined and Consolidated Balance Sheet Information
Total assets	789.0		2,361.5	2,647.4
Total shareholders’ equity (deficit)	319.0		(150.7)	(295.7)
Other Financial Information Net cash provided by operating activities	176.5	28.8	48.3	143.8
Net cash used in investing activities	(72.0)	(16.9)	(1,890.9)	(486.9)
Net cash provided by (used in) financing activities	(84.7)	12.4	1,942.7	273.9

(1)	EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA in Item 5 - “Operating and Financial Review and Prospects” and the reconciliation of operating profit to net cash inflow from operating activities in the financial statements.

(2)	Capital expenditure represents cash expenditure on tangible fixed assets, which in the period from 1 April to 22 June 2001 includes £11.7 million in payments to BT relating to the transfer of a car fleet to the Group.

(3)	Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods’ net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

Selected Unaudited Yell Group Operational Information

The table below sets out selected unaudited operational data for the Yell Group for the periods indicated.

	Year ended or at 31 March
	2001	2002	2003
Yell Group Operational Information
UK information
Directory editions published(1)	84	89	94
Directories advertisers(2) (thousands)	654	678	796
Total advertisements(3) (thousands)	861	898	1,056
Unique advertisers(4) (thousands)	418	438	451
Turnover per unique advertiser (pounds)	1,239	1,234	1,272
Unique advertiser retention rate(5) (%)	83	80	78
Copies distributed (millions)	28.9	29.1	29.1
US information(6)
Directory editions published	306	272	525
Directories advertisers(2)(7) (thousands)	251	246	528
Total advertisements(3)(7) (thousands)	1,157	1,224	2,539
Unique advertisers(4)(8) (thousands)	152	166	363
Turnover per unique advertiser(8)(9) (dollars)	2,145	2,450	2,135
Unique advertiser retention rate (Yellow Book East)(5)(7) (%)	74	70	70
Copies distributed (millions)(7)	22.1	26.8	62.9
Other UK products and services
Yell.com page impressions for March (millions)	16	33	39
Yell.com searchable advertisers as at 31 March(10)	65,220	55,810	74,680
Yell.com unique visitors for March (millions)(11)	n/a	n/a	4.4

(1)	Number of Yellow Pages and Business Pages directory editions that have been recognised for revenue purposes.

(2)	Number of businesses advertising in individual directories that were billed during the period. No adjustment is made for businesses advertising in two or more directories.

(3)	In the United Kingdom, this measures the number of billed advertisements accounted for in the period. In the United States, this measures total advertisements published, both revenue and non-revenue generating. In the United Kingdom, this number is not comparable with previous years’ reported figures due to an improvement in our systems which now allows us to count separately advertisements in our rescoped directories. Previously, advertisements from existing advertisers in rescoped directories were counted only once. The figure for total advertisements on a like-for-like basis would have been 979,000.

(4)	Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(5)	The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In 2003 we further improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the 2003 financial year would have been at a similar level to the rate disclosed for the prior financial year. In the United States, this measure is based on unique advertisers for Yellow Book East only for all years. We are not able to provide retention figures for Yellow Book West on the same basis as Yellow Book East and therefore have not presented a combined figure. However, based on the same methodology used in previous reporting, Yellow Book West retention for the 2003 financial year was 73%.

(6)	We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. Key operational information for US Printed Directories for the 12 months ended 31 March 2001 and 31 March 2002 is for Yellow Book East only. Unless otherwise noted, information for 2003 includes McLeod data for the full financial year and NDC data from the date of acquisition.

(7)	This excludes NDC.

(8)	As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not re-stated prior year Yellow Book East figures and comparisons with previous periods are not therefore valid. There is still, however, some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further de-duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.

(9)	US turnover per unique advertiser is based on turnover reported for the period (since acquisition in the case of McLeod and NDC) and on unique advertisers for the periods described in note 6 above. The reduction from the previous period is due to the inclusion of McLeod and NDC.

(10)	Unique customers with a live contract at month end. The figure for March 2001 shows ‘total paying advertisers’. Figures for March 2002 onwards refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names. The ‘total paying advertisers’ figure for March 2002 was 81,530 and for March 2003 was 93,580 on the same basis as reported previously.

(11)	The number of Yell.com unique visitors for the financial years ended 31 March 2001 and 2002 is not available.

Currency and Exchange Rate Data

The table below sets forth, for the period indicated, certain information regarding the noon buying rates in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

	£1.00 = dollars
Month and year	High	Low	Period end
December 2002	1.6095	1.5555	1.6095
January 2003	1.6482	1.5975	1.6448
February 2003	1.6480	1.5727	1.5737
March 2003	1.6129	1.5624	1.5790
April 2003	1.6000	1.5500	1.6000
May 2003	1.6484	1.5930	1.6393
June 2003 (through 27 June)	1.6840	1.6278	1.6492

The following table sets forth the average of the noon buying rates in New York City for cable transfers in pounds sterling on the last full day of each full month during each of the last five years ended 31 March 2003; and for the period from 1 April 2003 through 17 June 2003 as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

Year ended 31 March	£1.00 = dollars
1999	1.6526
2000	1.6085
2001	1.4737
2002	1.4166
2003	1.5542
1 April 2003 through 27 June 2003.	1.6295

We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B.    Capitalisation and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our regulatory environment restricts our revenue growth in the United Kingdom.

Our UK printed consumer classified directories, which represent our largest product offering in terms of turnover and profits, are subject to undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings regulate the prices we may charge for classified advertisements, and were revised from January 2002 to reduce further the prices that we may charge for classified advertisements in the United Kingdom following acceptance by the Secretary of State of the advice of the Director General of Fair Trading that a stronger price cap was needed to address the concerns expressed in his review. The revised undertakings limit any annual price increase to a percentage equal to the inflation rate as measured by the official UK Retail Price Index (“RPI”) minus six percentage points. This means that our prices for these advertisements are required to be reduced in absolute terms each year that the inflation rate is less than 6% and that, relative to inflation, these prices are reduced every year so long as the undertakings remain in effect. Our new undertakings to the UK Secretary of State for Trade and Industry are expected to remain in effect for a period of approximately four years from January 2002. The Enterprise Act 2002 (the competition provisions of which came into force on 20 June 2003) brings about changes to the UK competition regime, including, in general, removing the role of the Secretary of State for Trade and Industry in competition proceedings and transferring her functions to the Office for Fair Trading and the Competition Commission. The competition authorities have the power to review the effectiveness and appropriateness of the undertakings at any time and may at any time request revised terms, which may be more restrictive. For a further description of these matters and of other regulatory factors that could effect our business, including the advice of the Director General of Fair Trading concerning last year’s revision of the undertakings, see “Information on the Company — Competition Laws.”

Our results may vary from quarter to quarter and may not be indicative of our results for the full year.

Because the different editions of our classified directories are published and distributed at different times throughout the year, our business does not experience significant seasonality. In accordance with our accounting policies, we do not recognise turnover or the costs directly related to sales, production, printing and distribution for any given directory until delivery of that directory has been completed. This means that because the number and type of directories are not evenly distributed during the year or published in the same quarter every year, our turnover and profits do not arise evenly over the year. Any delay in the publication and distribution of a significant directory, or a number of directories that either singly or together generate significant turnover, could have the effect of postponing the recognition of turnover and costs from that directory or those directories to the following financial period. Similarly, an earlier distribution of directories during the year could result in recognition of turnover and costs in an earlier period as compared to the prior year, making year-to-year comparisons more difficult. Finally, due to timing differences among the recognition of revenues and costs, the payment of costs and invoicing our advertisers, operating profit, EBITDA and other financial indicators generally relied on by investors to evaluate a company’s financial performance may not, in our case, reflect actual cash received or expended during a given period. See “Operating and Financial Review and Prospects”.

Our business may be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses.

A significant portion of our turnover is derived from selling advertising to small and medium-sized businesses. In the ordinary course of our business, we extend credit to these advertisers for advertising purchases. Small and medium-sized businesses, however, tend to have fewer financial resources and higher financial failure rates than large businesses. We believe these limitations are a significant contributing factor to having advertisers in any given year not renew their advertising in the following year. Bad debt expense as a percentage of Group turnover was 6.1% for both financial years ended 31 March 2002 and 2003, and has been and currently is higher in the United States, where churn rates are higher. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small and medium-sized businesses.

Increased paper prices may have a material adverse effect on our business.

Paper represents our single largest raw material expense. In the 2003 financial year, paper costs represented approximately 4.5% of turnover and 12.5% of our total cost of sales in the United Kingdom. Paper costs represented 8.8% of turnover and approximately 15.2% of our total cost of sales in the 2003 financial year in the United States. In the past, paper prices have fluctuated significantly. For example, during the past five years, the newspaper-grade paper prices we have paid in the United Kingdom have fluctuated between approximately £460 and £540 per tonne, and may significantly increase in the future. The average price of newspaper-grade paper we purchased in the 2003 financial year was £483 per tonne in the United Kingdom and approximately $630 per tonne in the United States. We estimate that a 10% change in paper prices during the 2003 financial year would have had an annual impact of approximately £7.2 million on our Group operating profit. We seek to limit our exposure to market fluctuations through maximum-price arrangements with our suppliers, although our current arrangements in the United Kingdom expire in March 2004 and 2006, respectively, and our current arrangements in the United States expire in April 2004. We may not be able to renew these arrangements on satisfactory terms, if at all. The failure to deliver by any of our major suppliers could require that we make purchases in the spot market, at potentially higher prices, during the period it takes to replace such major suppliers. Historically, both Yellow Book East and Yellow Book West had no fixed-price arrangements and instead obtained paper at prevailing market rates.

If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business may be adversely affected. Material acquisitions by us may have a material adverse effect on our business.

We have expanded in the United States through several acquisitions of classified directory publishers and new directory introductions or launches. As part of our strategy, we actively evaluate and intend to continue from time to time to evaluate potential acquisitions, some of which may be material. While we currently have no agreement or understanding with any third party with respect to a material acquisition, any future material acquisition may affect significantly the nature of an investment in our 10 3/4% Senior Sterling Notes due 2011, 10  3/4% Senior Dollar Notes due 2011 and 13 ½% Senior Discount Dollar Notes due 2011 (collectively, the “Notes”). Further, any future new acquisitions, as well as recent acquisitions such as the McLeod and the NDC acquisitions, and recent and future directory launches will require the attention of our management and the diversion of other resources. We cannot assure you that we will be able to identify, acquire, launch or profitably manage additional classified directory publishers or directory launches or successfully integrate such publishers, including McLeod and NDC, without substantial costs, delays or other problems, if at all. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch or that they will achieve levels of profitability that will justify the investment we made in them. We cannot assure you in the case of acquisitions that we will successfully overcome disparities between our corporate strategies and cultures and those of the businesses we acquire in the future. We may also seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. In addition, we expect that we will encounter additional competitors pursuing acquisitions of classified directories businesses. These competitors may include the Regional Bell Operating Companies, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies. Our ability to expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions or directory launches successfully.

If we lose the services of our key executive officers, we may not succeed in implementing our business strategy.

Our Chief Executive Officer and certain other senior managers are key to the successful implementation of our business strategy in the near to medium term. Our executive and senior managers have extensive experience and knowledge of our industry and its potential. The loss of their services could have a material adverse effect on our ability to implement our business strategy.

The loss of important intellectual property rights could adversely affect our competitiveness.

Some of our trademarks, such as our “Yellow Pages” brand name in the United Kingdom and our “Yellow Book” brand name in the United States, and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties in order to protect our intellectual property rights. Similarly, we are and expect from time to time to be party to proceedings where third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the internet grows, it may prove more onerous to protect our trademarks such as Yell.com from domain name infringement or to prevent others from using internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or operating results. In addition, we do not have rights to the “Yellow Pages” brand name, or its local-language equivalent, in any countries in which we might operate other than in the United Kingdom, the Republic of Ireland and some of the former and current British territories overseas. The loss of important trademarks could have a material adverse effect upon our business, financial condition and results of operations.

Foreign exchange rate fluctuations may adversely affect our business, financial condition and results of operations.

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling, particularly the movements in the dollar/pound sterling exchange rate, could have an impact on our business, financial condition and results of operations. If the average dollar/pound sterling exchange rate used for reporting purposes had been $0.10 higher during our 2003 financial year, then our reported turnover would have been £30.2 million lower. Any dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by a natural hedging within the Group as a result of our having a significant amount of debt denominated in US dollars. Nevertheless, in the future, we may also experience exchange gains or losses upon translation of our dollar-denominated liabilities relating to a portion of the Notes or upon translation of our US assets or results of operations, and we may incur foreign exchange transaction losses to the extent we are required to fund payments on the dollar-denominated Notes with pounds sterling. We do not currently hedge against foreign exchange risk, although we may choose to do so in the future.

Additional regulation regarding information technology may increase our costs.

In addition to our printed directories, we also offer internet-based products and services. General advertising laws and regulations and data protection legislation may apply to our internet-based activities in the same way in which they apply to our activities generally. As our business in this area develops, specific laws and regulations relating to the provision of internet services and to the use of the internet and of related applications may become more relevant. Regulation of the internet and related services is itself still developing. If our regulatory environment becomes more restrictive, including increased internet content regulation, our profitability could decrease.

Our exposure to defamation and privacy claims could have a material effect on our operating results or financial condition.

We are exposed to defamation and breach of privacy claims relating to our directories business as well as methods of collection, processing and use of personal data. The subjects of our data and users of data collected and processed by us could also have claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorised persons. Although we have not had any material claims relating to either defamation or breach of privacy to date, we may be party to litigation matters that could have a material adverse effect on our business, financial condition or results of operations or otherwise distract our management.

If we cannot adapt our business to technological change, we may be unable to maintain our competitive position.

We anticipate that the classified advertising industry may experience significant changes arising from rapid developments in technology and users’ technology preferences. We currently derive substantially all of our revenue from our printed classified directories. However, increasing use by business and residential users of internet-based and other technologically advanced products and services may cause our future turnover mix to shift in favour of products and services other than our printed classified directories, such as our internet-based products and services. Turnover derived from our printed classified directories may decline and may not be offset by turnover derived from our other products and services. Our ability to maintain our competitive position may depend upon our ability to enhance existing products and services, develop and market new products and services and attract and retain key managers and employees to respond to the growing presence of internet-based and other technologically advanced products in our industry. If we fail to anticipate or to respond adequately to changes in technology and user preferences, or incur significant delays or costs in product development or introduction, we may be unable to maintain our competitive position. As a result of the growing use of internet-based and other technologically advanced products and services, we may face increased competition from new as well as existing providers of services similar to ours.

Our reliance on technology could have a material adverse impact on our business.

Most of our business activities rely to a significant degree on the efficient and uninterrupted operation of our computer and communications systems and those of third parties. Any failure of current or, in the future, new systems could impair our collection, processing or storage of data and the day-to-day management of our business. This could have a material adverse effect on our business, financial condition and results of operations.

Our computer and communications systems are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us, a natural disaster or other unanticipated problems that lead to the corruption or loss of data at our facilities could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on two principal suppliers may have a material adverse effect on our business.

We depend on two principal suppliers in the United Kingdom for many of our printing and pre-press needs. To that end, we have several long-term contracts with both RR Donnelley, for printing and binding our classified directories, and Pindar Set Ltd., for pre-press needs, including preparing artwork and paginating the directories. In the United States, we depend on Pindar Set Ltd. for a portion of our Yellow Book pre-press needs and also on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book’s printing needs. These contracts are for services that are integral to our business. Should our suppliers be unable to fulfil their contractual obligations under these agreements, this could result in a material adverse effect on our business until we find replacement suppliers for these services.

Our substantial leverage could adversely affect our financial wellbeing

At 31 March 2003, we had total third-party debt, before the allocation of deferred finance costs, of £2,438.1 million, including £1,125.5 million of secured debt under our senior credit facilities and £494.9 million in Notes issued, and subordinated parent company loans of £816.7 million. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk to our noteholders that:

•	a significant portion of our cash flow from our operations will have to be dedicated to servicing our debt;

•	our ability to obtain additional financing for working capital, capital expenditures or business opportunities may be impaired;

•	we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and may make it difficult for us to pursue our business strategy; and

•	our debt level may render us unable to adequately plan for or react to changing market conditions, changes in our business and the industry in which we operate.

Our debt agreements contain significant restrictions limiting our flexibility in operating our business.

Various covenants contained in our debt instruments limit or may limit our ability to:

•	borrow money;

•	use assets as security in other transactions;

•	make certain asset dispositions;

•	make investments;

•	enter into transactions with subsidiaries other than on arm’s-length terms; and

•	pay dividends or make other distributions.

These restrictions could hinder our ability to carry out our business strategy and make payments of principal or interest on the Notes. A breach of the covenants of the indentures under which the Notes were issued could cause a default under the terms of the other financing arrangements of our subsidiaries, causing all debt under those financing arrangements to become due.

Our ability to generate the cash needed to service our debt depends on certain factors beyond our control.

The future success of our operations will in large part dictate our ability to make scheduled payments on, and satisfy our obligations under, our debt, including our senior credit facilities and the Notes. Our future operating performance will be affected by general economic, competitive, market, business and other conditions, many of which are beyond our control. To the extent we are not able to fund any principal payment at maturity with respect to the senior credit facilities, the Notes or any interest payment when due from cash flow from operations, we will be required to refinance this debt pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise the additional funds necessary to achieve this would result in a default under the senior credit facilities and/or a default under the Notes. We anticipate that we will have to refinance in part the repayment of the Notes at maturity. We cannot assure you that we will be able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all.

Both the Company and the guarantor are holding companies with no revenue-generating operations of their own.

The Company’s and the guarantor’s only assets are in each case an intercompany interest receivable loan and shares in each of their direct wholly owned subsidiaries, which are themselves holding companies. We are therefore entirely dependent on intercompany interest receipts, dividends and other distributions from our operating subsidiaries that are indirectly held through our holding company subsidiaries. The ability of these operating subsidiaries to make payments to us is dependent on their cash flow and earnings. Our operating company subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations.

The terms of the intercreditor deed and the senior credit facilities as well as local corporate law restrict our subsidiaries’ ability to provide funds to us.

The Company, our parent, the guarantor and most of our subsidiaries are parties to an intercreditor deed with, among others, the lenders under the senior credit facilities. The intercreditor deed contractually subordinates each of the Company’s and the guarantor’s rights to receive payments from subsidiaries under intercompany loans to the subsidiaries’ obligations under the senior credit facilities. In addition, prior to the time the senior credit facilities are repaid, the intercreditor deed prohibits our subsidiaries from making payments to the Company and guarantor except to fund interest due on the Notes, certain permitted investor payments and administrative expenses. In the case of a default under the senior credit facilities, payments to the Company and guarantor from their subsidiaries, including payments under the Company’s and the guarantor’s intercompany loans, will be suspended in the event of a payment default or in the event of any other default if a blockage notice is issued by the senior facility agent under the senior credit facilities. These payments may be resumed when the default is cured, waived or ceases to exist, when any acceleration has been rescinded or when the senior facility agent terminates the blockage notice. The intercreditor deed also provides that, in addition to the payment blockage, prior to the time the senior credit facilities are repaid, enforcement action may not be taken by the Company or guarantor in relation to their intercompany loans without the consent of a majority of lenders under the senior credit facilities.

In addition, the terms of the senior credit facilities as well as local corporate law restrict our subsidiaries’ ability to provide funds to us. Dividends are typically limited to accumulated earnings of the relevant subsidiary. Further, dividends and other distributions from our operating company subsidiaries will be applied to amounts owing under the senior credit facilities before any surplus is available for payment to the Company to satisfy its obligations under the Notes. As a result of these restrictions we may not have sufficient funds to pay the principal of and interest on the Notes.

Funds managed or advised by the Sponsors beneficially own our shares and their interests may conflict with yours.

Funds managed or advised by the Sponsors are the beneficial owners of nearly all of the shares of our parent, which owns 100% of our outstanding share capital. Accordingly, the Sponsors continue to be able to exert influence over, or in some cases block, all matters that must be decided by a vote of our parent’s shareholders, including the election of directors.

If circumstances arise where the Sponsors’ interests conflict with your interests, if, for example, we were to encounter financial difficulties or were unable to pay our debts as they matured, you could be disadvantaged by the Sponsors’ ability to take actions contrary to your interests. In addition, the Sponsor Funds may benefit if we pursue acquisitions, divestitures, financings, currency exchange or interest rate hedging or other transactions which, in their judgement, could enhance the value of their equity investment, even though such transactions might involve risk to holders of the Notes.

The Notes and the guarantees are structurally subordinated to the obligations of our subsidiaries and you may not be repaid if we become insolvent.

Our obligations under the Notes are structurally subordinated to the obligations of our subsidiaries, including approximately £1,102.1 million of debt, net of deferred finance costs (including the revolving credit facility) under the senior credit facilities. Our subsidiaries are separate and distinct legal entities. Other than the guarantor, which is also a holding company without independent operations, our subsidiaries will have no direct obligation, contingent or otherwise, to pay any amount due under the Notes. In the event of an insolvency, liquidation or other reorganisation of any of our subsidiaries (other than the guarantor), our creditors (including you) will have no right to proceed at law against our subsidiaries’ assets. Creditors of these subsidiaries will be entitled to payment in full from the sale or other disposal of these assets in priority to the Company, except to the extent that the Company may be a distinct creditor with recognised claims against those subsidiaries.

The Notes and the guarantees are unsecured obligations of the Company and the guarantor, respectively. Debt under the senior credit facilities is secured by liens on substantially all of the assets of the guarantor, including its intercompany loans to its direct subsidiary and payments made under them and the shares and assets of our material operating subsidiaries. In the event of a default under the senior credit facilities or an insolvency, liquidation, winding-up or similar proceeding relating to the guarantor or any of the Company’s other material subsidiaries, the guarantor’s assets would be available to satisfy obligations under the senior credit facilities before any payment would be made on the Notes or under the guarantees. Any future secured indebtedness, whether of the Company or any of its subsidiaries, including the guarantor, would effectively rank senior to the Notes and the guarantees.

We may not be able to finance a change of control offer required by the indentures.

Upon a change of control (as defined under the indentures governing the Notes), the noteholders may require us to offer to purchase all of the Notes then outstanding at prices set forth in the indentures. The change of control provision in the indentures requires the occurrence of a rating decline to become effective. If a change of control were to occur, we cannot assure the noteholders that we would have sufficient funds to pay the purchase price of the outstanding notes, and we expect that we would require third-party financing to do so. We cannot assure the noteholders that we would be able to obtain this financing on favourable terms, if at all. In addition, the senior credit facilities impose restrictions on distributions from our subsidiaries that will restrict our ability to repurchase the Notes, including pursuant to an offer in connection with a change of control. A change of control may result in an event of default under the senior credit facilities and may cause the acceleration of other debt which may be senior to the Notes. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that could constitute a change of control under the indentures.

Dutch insolvency laws may adversely affect a recovery by the holders of the Notes.

We are organised under the laws of the Netherlands. Dutch insolvency laws differ significantly from insolvency proceedings in the United States and may make it more difficult for holders of the Notes to effect a restructuring of us or to recover the amount they would have recovered in a liquidation or bankruptcy proceeding in the United States. There are two primary insolvency regimes under Dutch law; the first, moratorium of payment (surséance van betaling), is intended to facilitate the reorganisation of a debtor’s debts and enable the debtor to investigate the possibilities for continuing its business as a going concern. The second, bankruptcy (faillissement), is primarily designed to liquidate and distribute the assets of a debtor to its creditors.

If a company applies for a moratorium of payment, the court will grant the moratorium provisionally and appoint a trustee administrator (bewindvoerder), who, jointly with the company’s management, will be in charge of the company and its business undertakings. A definitive moratorium will generally be granted upon the approval of a qualified majority of the unsecured creditors. In both cases, certain creditors will be precluded from attempting to recover their claims from the assets. A provisional or definitive moratorium of payment will be withdrawn and in most cases be converted into a bankruptcy if, among others, the assets or financial condition of the debtor is such that continuation of the moratorium is no longer desirable or the prospect that the debtor may eventually satisfy its creditors, appears not to exist. The moratorium does not apply to claims of secured creditors (such as pledgees and mortgagees), claims which are accorded preferential rights (such as tax, social security duties and employee wages) or any debts arising after the date of the moratorium. Unlike chapter 11 proceedings under US bankruptcy law during which both secured and unsecured creditors are generally barred from seeking to recover on their claims, during a Dutch moratorium of payment secured creditors and preferential auditors may proceed against the assets that secure their claims or to which they have preferential rights, in order to satisfy their claims. A recovery under Dutch law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going-concern value of the debtor. Consequently, Dutch insolvency laws could preclude or inhibit the ability of the holders of the Notes to effect a restructuring of us and could reduce the recovery in a Dutch insolvency proceeding.

On 31 May 2002 the European Union (EU) Council Regulation on Insolvency Proceedings (No. 1346/2000 of 29 May 2000) came into force for all EU member states with the exception of Denmark. In relation to a company or legal entity, the place of the registered office shall be presumed to be its centre of main activities in the absence of proof to the contrary. The Company’s registered office is situated in Amsterdam, The Netherlands, and the Company has offices at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England. The regulation provides that the courts of the EU member state within the territory of which the centre of a debtor’s main interest is situated has jurisdiction to open insolvency proceedings in that respect of such debtor. English courts may rule that the centre of the Company’s main interest is situated in England and that the English court will have jurisdiction under the Regulation to open insolvency proceedings in respect of the Company. In that case the laws of England, being the state of the opening of insolvency proceedings, shall determine the conditions for the opening of those proceedings, their conduct and their closure in accordance with the regulation, save for the exceptions mentioned in the regulation.

In connection with Dutch bankruptcy proceedings, the assets of a debtor are generally liquidated and the proceeds distributed to the debtor’s creditors in accordance with their respective ranks and, to the extent claims of certain creditors have equal ranking, in proportion to the amount of such claims. Certain parties (such as secured creditors and preferential creditors) will have special rights that may adversely affect the interests of holders of the Notes. Secured creditors such as pledgees and mortgagees may enforce their rights separate from the bankruptcy. Other creditors need to submit their claims to the receiver for verification. The claim of a creditor may be limited depending on the date the claim becomes due and payable in accordance with its terms. Generally, claims of holders of Notes which were not due and payable by their terms on the date of a bankruptcy of the Company will be accelerated and become due and payable on that date. Each of these claims will have to be submitted to the receiver of the Company to be verified by the receiver. “Verification” under Dutch law means that the receiver determines the existence, ranking and value of the claim and whether and to what extent it will be admitted in the bankruptcy proceedings. The valuation of claims that otherwise would not have been payable to the time of the bankruptcy proceedings may be based on a net present value analysis. Creditors that wish to dispute the verification of their claims by the receiver will need to commence a court proceeding. These verification procedures could cause holders of Notes to recover substantially less than the principal amount of their notes or less than they could recover in a US liquidation. Such verification procedures could also cause payments to the holders of Notes (if any) to be delayed compared with holders of undisputed claims.

Fraudulent conveyance legislation is also in force in the Netherlands. Portions of the legislation provide generally that certain transactions with a creditor entered into voluntarily by the debtor are subject to avoidance if both parties to the transaction know or should have known that the transaction would prejudice other creditors or that the debtor has previously made an application for bankruptcy. Knowledge that the transaction would prejudice other creditors is presumed by law for all transactions performed within one year of the adjudication before bankruptcy or within one year before the date the claim of fraudulent conveyance is made, if it is also established that one of the conditions mentioned in Article 43 of the Dutch Bankruptcy Act or, respectively, Article 46 of Book 3 of the Dutch Civil Code is fulfilled. These conditions include, but are not limited to, situations in which: (1) the value of the obligation of the debtor materially exceeds the value of the obligation of the creditor, (2) the debtor pays or grants security for debts that are not yet due, (3) an agreement is made between legal entities or an obligation arises from one legal entity towards another if a director of one of these legal entities is also a director of the other or (4) an agreement is made or an obligation would arise with a Group company. Accordingly, if a court of competent jurisdiction in a suit by an unpaid creditor of the Company or a representative of such a creditor were to find that the issue of the Notes met the foregoing criteria, the court could avoid the Notes. A consequence of such avoidance could be the subordination of claims of holders of the Notes to existing and possibly future debt of the Company. We cannot assure you as to what standards a court would apply to determine whether the Company was solvent at the relevant time or whether, whatever, standard was applied, the Notes would not be avoided on another of the grounds set forth above.

UK insolvency laws are not as favourable to unsecured creditors as US insolvency laws.

The procedural and substantive provisions of English insolvency and administrative laws generally are more favourable to secured creditors than the comparable provisions of US law. These provisions afford debtors and unsecured creditors only limited protection against the rights of secured creditors and it will generally not be possible for the Company, as an unsecured creditor under intercompany loans, or the holders of the Notes, as unsecured creditors of the Company under the Notes, or unsecured creditors of the guarantor under the guarantees to prevent the secured creditors from enforcing their security to repay the debts. After an event of default occurs, the security agent under the senior credit facilities will have the effective right to direct the disposition of any collateral. In addition, under English insolvency law, the Company’s debt under the Notes and the guarantor’s debt under the guarantees will, in a winding-up, rank after the claims of certain creditors which are entitled to priority under English insolvency law. The claims of these preferred creditors include:

•	amounts owed to the UK Inland Revenue;

•	amounts owed to the UK Customs and Excise;

•	amounts owed in respect of UK National Insurance contributions;

•	amounts owed under occupational pension schemes;

•	amounts owed to employees; and

•	liquidation expenses.

Under English insolvency law, an administrative order can be made if the court is satisfied that the relevant company is or is likely to become ‘unable to pay its debts’ for the purpose of the relevant statute and if one of a number of purposes specified in the legislation would be satisfied by the making of the order. Those purposes include the survival of the company as a going concern and a more advantageous realisation of the Company’s assets than would be effected in a winding-up. The administrative regime is in some respects similar to the regime under chapter 11 of the US Bankruptcy Code as no steps may be taken to enforce security over a company’s property and no proceedings or other legal process may be commenced or continued against a company in administration except with the consent of the court. It is possible, however, for a secured creditor that has the power to appoint an administrative receiver (which will generally be the case where the secured lender has security in the form of a floating charge over all or substantially all of the company’s property, as is the case of the lenders under the senior credit facilities) to prevent the appointment of an administrator and, as a result, that secured creditor and other secured creditors will be able to enforce their security. As a result, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the US Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from US insolvency laws.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Yell is a leading international directories business that includes the Yellow Pages and Business Pages directories in the United Kingdom and the Yellow Book directories in the United States, as well as Yell.com, Yellowbook.com and Yellow Pages 118 24 7 (formerly Talking Pages).

The Company was incorporated on 19 June 2001 as a private company with limited liability under the laws of the Netherlands with its registered office in Amsterdam, the Netherlands. Our principal offices are located at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England, our telephone number is +44 (0) 118 959 2111, and our facsimile number is +44 (0) 118 950 9888.

The Yell Group operated as a business within BT prior to 22 June 2001, when funds managed or advised by the Sponsors purchased BT’s equity interests in Yellow Book USA, Inc. and Yellow Pages Sales Limited and the net assets and operations of BT’s subsidiary Yell Limited.

Our business originated in 1966, when the General Post Office, a department of the UK Government and the predecessor to

BT, first published a classified advertising book, later to be called Yellow Pages, as part of the Brighton telephone directory.

Between 1966 and the early 1980s, we expanded our coverage in the United Kingdom, publishing Yellow Pages sections and then separate Yellow Pages directories for substantially all of the United Kingdom. In the 2003 financial year, we published 94 directories, including Business Pages, across the United Kingdom. Although we have traditionally focused on paper-based directories, for a number of years we have been exploring other means of delivering our products and services.

In the mid-1980s, we began expanding our range of products and services in order to build on our database of information on UK businesses, our advertiser base and the expertise of our national sales force. In 1987, we initiated our first electronic delivery of classified directory information. In 1994, we launched Talking Pages, a 24-hour telephone-based, operator-assisted classified directory service, on a nationwide basis. This was replaced in March 2003 by the new Yellow Pages 118 24 7 phone service. In 1996, we began offering online internet services for users in the United Kingdom using the Yell.co.uk domain name and, in June 2000, we relaunched Yell.co.uk as Yell.com.

Since March 1996, increases in advertising rates in our UK Yellow Pages directories have been subject to price caps as a result of undertakings given to the UK Secretary of State for Trade and Industry. In 2001, following a review by the Office of Fair Trading, we entered into revised undertakings setting forth new price caps. For further information, see “Information on the Company—Competition Laws—UK Competition Laws”.

In addition to expanding our products and services, we have expanded geographically. The Yellow Book acquisition in August 1999 expanded our core business into the United States. The first Yellow Book business was founded in 1930 to publish local community directories for the then-newly emerging communities on Long Island, New York. We refer to this part of our US business as Yellow Book East. In the 2003 financial year, Yellow Book East published 252 directories under the Yellow Book name covering 19 US states in the eastern half of the United States and Washington, DC.

Yellow Book has expanded through the acquisition of smaller independent directory publishers, building density of coverage and strengthening its market presence. Since 1997, Yellow Book has made 15 acquisitions. Eleven of these have been made since we acquired Yellow Book in August 1999, including an acquisition of directories from Sprint for $46.6 million, and 10 others with a combined value of $36.1 million.

In April 2002, we significantly expanded our US geographic coverage with the acquisition of McLeod, which is now part of the business that we refer to as Yellow Book West. During the 2003 financial year, Yellow Book West (including NDC) published 273 directories in 28 states and has a strong brand presence in markets throughout the Midwest and Western United States.

Acquisitions has also been a key component of McLeod’s growth strategy. From 1997 until its acquisition by us, McLeod made 25 separate acquisitions. Since February 1999, these included an acquisition of directories from Talking Directories, Inc. (“TDI”) for a total cost of $132 million including expenses and four other significant acquisitions with a combined total cost of $84 million.

On 31 December 2002, we acquired NDC, an independent publisher of yellow pages in California, New Mexico and Arizona in the United States. Following the acquisition, we had a presence in 40 US states and Washington, DC. This presence has since been increased to 41 states following a directory expansion by Yellow Book East into Rhode Island after 31 March 2003. Since its acquisition, NDC’s results have been included in those of Yellow Book West for the year ended 31 March 2003. For further information on the acquisition of NDC, see “Operating and Financial Review and Prospects - The National Directory Company Acquisition”.

As part of our ongoing strategy to focus on generating business leads for advertisers through connecting buyers and sellers, we decided to sell our Yell Data operation, which contributed £5.5 million in revenue during the 2003 financial year. As of 15 June 2003, we transferred our ownership of Yell Data to Experian, a major UK data services company. This had no financial impact on our 2003 financial year results. We have licensed Experian to use our data and certain trading names for a five year period.

In addition to acquisitions, we have expanded our geographic coverage in the United States through new directory launches. Since we acquired Yellow Book in August 1999, we have launched 40 new directories, including directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider (not affiliated with a US telephone service provider) of classified directory advertising in the United States. We seek to generate business leads for our advertisers by connecting buyers and sellers through an integrated portfolio of simple-to-use, cost-effective advertising solutions, including printed, telephone-based and online directories. Approximately 96% of our revenues during our 2003 financial year were derived from selling advertising in printed classified directories to our advertisers, which are principally small and medium-sized businesses.

During the 2003 financial year, we published a total of 619 directories in the United Kingdom and the United States and distributed approximately 92 million copies of our directories containing approximately 3.6 million advertisements on behalf of over 814,000 unique advertisers.

We believe that our advertisers value the effectiveness and low cost of advertising in our directories relative to many other forms of advertising, our broad distribution to potential buyers of our advertisers’ products and services and the quality of our client service and support. During our 2003 financial year, we provided services to advertisers across a diverse range of industry sectors and achieved annual retention rates for our printed directories of approximately 78% in the United Kingdom and approximately 70% in the United States.

B.	Business Overview

Our activities are organised into the following areas:

•	UK printed directories. In the United Kingdom, we are the largest classified directory publisher with approximately 27.8 million copies of the Yellow Pages directories distributed during our 2003 financial year, with an average of approximately 101 million directory uses each month. We published 88 regional Yellow Pages directories throughout substantially the whole of the United Kingdom, which together contained approximately 1,037,000 advertisements on behalf of approximately 448,000 unique advertisers during the same period. We also published six Business Pages directories, which are targeted at the business-to-business market, and which together contained approximately 19,100 advertisements on behalf of approximately 13,500 unique advertisers during our 2003 financial year. Our UK printed directories business contributed 51.5% of Group turnover during the 2003 financial year. Yellow Pages directories, excluding Business Pages, are delivered mainly to consumers and form part of our UK printed directories business. They are the only part of our business that is subject to specific price and other regulatory controls.

•	US printed directories. In the United States, through our publication of the Yellow Book East and Yellow Book West directories, we are the leading independent publisher of classified directory advertising and the fifth-largest overall publisher of classified directories based on combined Yellow Book East and Yellow Book West turnover for the 2003 financial year. We served approximately 525 markets in 40 states and Washington, DC during the same period. Yellow Book East published 252 directories during our 2003 financial year, which together contained approximately 1,400,000 advertisements. During the 2003 financial year, Yellow Book West published 273 directories, which together contained approximately 1,139,000 advertisements.

•	Other products and services. Our other products and services, which contributed 3.7% of our Group turnover during the 2003 financial year, principally include:

•	Online services. Yell.com, our online products and service business, is the United Kingdom’s leading online classified directory service; it offers comprehensive directory services and provides access to a database of approximately 1.7 million businesses. Users can also access our services on iDTV and through SMS messaging over mobile phones. Advertisers can buy web links, template websites (including design and hosting), other online advertising products and services and domain names. We also offer online directory services in the United States through our Yellowbook.com site.

•	Yellow Pages 118 24 7. Yellow Pages 118 24 7 (formerly Talking Pages) is our 24-hour, telephone-based, operator-assisted service that provides up-to-date information throughout the United Kingdom on businesses and services through a single telephone number. Yellow Pages 118 24 7 had approximately 27,500 paying advertisers as at 31 March 2003.

Industry Overview

The following are important characteristics of the classified directories business:

•

Classified directories are a widely used and highly effective form of advertising.    Classified directories are simple to use, and are frequently used by a wide variety of consumers and businesses to search for a broad range of products and services.

Because most directory users have already made a decision to purchase, or at least are seriously considering purchasing, a product or service when they use a directory, we believe that classified directory advertising frequently has a higher probability of leading to a purchase than other traditional forms of advertising such as direct mail, telemarketing and television, and thus represents a cost-effective solution for advertisers.

•	Virtuous circle model. A key characteristic of the classified directories business is the ‘virtuous circle’ model. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more frequently in their search for a supplier, which in turn provides more leads, and therefore better value, to advertisers, who are thus encouraged to pay for more advertising. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result, which in turn contributes to increased usage and advertising.

•	Valuable form of advertising for small and medium-sized businesses. Given the effectiveness and ‘value for money’ of classified directory advertising compared to other forms of advertising, we believe that a large number of small and medium-sized businesses view classified directory advertising as a very valuable form of advertising which forms a significant part of their marketing budget.

•	High start-up costs. New entrants require significant investment to obtain up-to-date databases, recruit and train a sales force, build brand recognition, acquire an advertiser base sufficiently large to justify directory use, and acquire and operate the necessary infrastructure before they can viably offer a large-scale service.

•	Strong financial characteristics and resilience in an economic downturn. Given the characteristics described above, once successfully established, classified directories businesses, including Yell’s, have historically been characterised by strong cash flow generation, relatively low ongoing capital expenditure requirements after business start-up and a relatively stable advertiser base. In addition, given the importance of classified directory advertising to a broad and relatively stable base of small and medium-sized businesses and the low exposure of classified directory advertising to cyclical advertising, such as offers for employment, automotive sales and property sales, we believe that the classified directories business is more resilient to economic downturns than other forms of advertising.

We believe that the following industry trends are important in evaluating Yell’s growth potential:

•	Continued growth potential in the United Kingdom. The UK directories sector has experienced continuous growth during the past 10 years. We believe that the sector will continue to grow and that this growth will be driven primarily by increased volumes. Turnover growth in the sector is expected to be achieved as penetration among the potential advertiser base of small and medium-sized businesses increases, as existing advertisers increase their advertising spend on additional or larger advertisements, and as the result of the introduction of new product offerings.

•	High growth rates of independent yellow pages directories in the United States. The US independent yellow pages business is the fastest-growing segment of the overall US yellow pages sector, which is the largest yellow pages sector in the world. According to industry sources, US independent yellow pages revenues grew from $1.0 billion in 1998 (representing a 8% share of the overall US yellow pages sector) to $2.0 billion in 2002 (representing a 14% share of overall US yellow pages sector). According to industry forecasts, the size of the US independent yellow pages sector is estimated to grow to $4.4 billion in 2007 (representing a 29% share of an estimated $15.0 billion overall US yellow pages sector).

•	Expanded revenue opportunities through advances in technology. Most participants in the classified directories industry have expanded beyond their traditional printed directories business and are delivering directory content and services through a broader range of media, including fixed and mobile internet and voice telephony. We expect that this trend will continue and that the directories market will grow as new media forms are introduced and improved, and as users become more familiar with these new technologies.

•

Increased opportunities for consolidation.    We believe that the directories sector generally is fragmented in nature. For example, industry sources estimate that in the United States there were 230 yellow pages publishers in 2002. Further, there are telecommunications companies in Europe and the United States that have recently divested their classified directories businesses. As a result, we believe there is potential for further consolidation in the industry, notwithstanding the additional buyers pursuing acquisitions in this industry.

For a more detailed description of our competitive environment, see “Information on the Company—Competition.”

Products and Services

UK Printed Directories

UK printed directories contributed 51.5% to Group turnover in the 2003 financial year. The following table sets forth certain information regarding our Yellow Pages and Business Pages directories for the 2003 financial year:

	Yellow Pages		Business Pages
Directory editions(1)	88		6
Copies distributed (in millions)	27.8		1.3
Uses per month (in millions)(2)	101		8.2
Unique advertisers(3)	448,000		13,500
Advertisements(4)	1,037,000	(5)	19,100

(1)	Number of editions that have been recognised for revenue purposes.
(2)	As measured by third-party market research consultants, based upon a sample.
(3)	Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed in the period. There is some overlap of advertisers in Yellow Pages and Business Pages.
(4)	Number of billed advertisements accounted for in the period.
(5)	This number is not comparable with previously reported figures due to an improvement in our systems that now allows us to count separately advertisements in our rescoped Yellow Pages directories. Previously advertisements from existing advertisers in rescoped directories were counted only once. The figure for Yellow Pages advertisements in 2003 on a like-for-like basis would have been 960,000.

Yellow Pages Directories

Yellow Pages is a series of annual regional classified directories that list the name, address and telephone number of substantially all business telephone subscribers in the United Kingdom. The listings are currently organised into over 2,340 available classifications, with more than one classification potentially applicable to a business. We published 88 regional directories in the 2003 financial year, covering substantially the whole of the United Kingdom. Our Yellow Pages directories are used approximately 1.2 billion times each year, based upon an estimated average monthly usage of approximately 101 million.

Businesses are offered a “free-line entry”, which is a listing on a discretionary basis at no charge in the relevant edition of our Yellow Pages directories. The entry includes only the name, address and telephone number of the business, which is listed in alphabetical order in the relevant classification in a three-columns-to-a-page format. We maintain the information that forms the basis of these listings as part of our proprietary database, which is derived from raw data purchased in the United Kingdom from BT, which includes BT’s and other telecommunications providers’ (“Telcos”) subscriber information and is supplemented with further information we obtain from our field sales and customer service employees. See “—Operations—Customer Service and Credit Control”.

A range of additional paid advertising options are available in our Yellow Pages directories, as follows:

•	Light-faced entries—An additional line of contact information in standard text that appears underneath the free-line entry. It can be a web address, email address, mobile phone number or fax number.

•	Bold entries—An advertiser’s name is printed in bold text and in a larger font than in free-line entries.

•	Semi-display—An advertiser’s line entry is separated from surrounding entries in a box format, sometimes including limited additional information and logos.

•	Display—A full display enables advertisers to include a wide range of information, illustrations and logos. The cost of display advertisements depends on the size and type of advertisement purchased. The following types of display advertisements are available:

•	Column—covers all or part of one of the three columns on a page.

•	Part page—two or three columns wide, for greater prominence on the page.

•	Full page—covers an entire page for greater prominence within a business classification.

•	White Knock-Out—We print our Yellow Pages directories using yellow ink on white paper to create the yellow background characteristic of our directories, as a more cost-effective and environmentally friendly alternative to printing on yellow paper. Businesses may pay to have all or a portion of their advertisement printed against a white background for increased visibility in contrast to surrounding advertisements that are printed against a yellow background.

•	Colour—Since October 2001, we have offered a complete range of colour advertisement options in all of our published directories. All colour advertisements are priced at a premium to our normal advertisements and give advertisers even greater prominence on a page.

•	Bound inserts—Inclusion of a full-page, double-sided, heavyweight, full-colour insert that is bound inside the directory. These inserts enable advertisers to achieve prominence and increase the amount of information displayed to directory users. Technical considerations limit the number of bound inserts to approximately six per directory.

•	Cover—Premium location advertisements are available on the inside and outside back covers of Yellow Pages directories.

In addition, we sell artwork services to our directory advertisers in Yellow Pages.

Business Pages

In addition to our Yellow Pages directories, we published six Business Pages directories in the 2003 financial year. We began publishing Business Pages directories in 1984. Business Pages is an annual classified business-to-business directory that carries the name, address and telephone number of selected businesses in the principal metropolitan areas in the United Kingdom, together with information on general business topics such as security, office technology and taxation. The Business Pages directory is designed for businesses that supply goods and services to other businesses. Information on Business Pages advertisers is also available through Yell.com.

These six Business Pages directories cover London, the Midlands, the North-West, Scotland, the Thames Valley and Yorkshire. As with our consumer Yellow Pages directories, Business Pages offers free-line entries, bold entries and a range of display advertisements in approximately 1,480 available classifications.

US Printed Directories

US printed directories contributed 44.8% to Group turnover in the 2003 financial year. During the 2003 financial year, our US printed directories were published in 40 US states and Washington, DC under the Yellow Book brand with additional McLeod branding in the directories that we had acquired from McLeodUSA, in accordance with our prior trade dress agreement with McLeodUSA. Our Yellow Book East directories maintain a strong brand presence in those markets in which they are published. Our total of 40 states has since been increased to 41, following a directory expansion into Rhode Island after 31 March 2003.

The following table sets forth certain information regarding our combined Yellow Book East and Yellow Book West directories for the 2003 financial year:

Yellow Book
Directory editions	525
Copies distributed (in millions)(1)	62.9
Unique advertisers(2)	363,000
Advertisements(1)(3)	2,539,000

(1)	This number does not include nine directories published by Yellow Book West as a result of our acquisition of NDC.
(2)	We have made considerable progress towards operating a single customer database platform in the United States and have begun integrating our customer results for Yellow Book East and Yellow Book West. We have been able to make improvements to the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers across quarterly accounting periods and in multi-market directories, particularly but not exclusively in Yellow Book West. We have not restated prior year Yellow Book East figures and comparisons with previous periods are not therefore valid. There is still, however, some overlap in reporting unique advertisers between Yellow Book East and Yellow Book West that we anticipate removing in our 2004 financial year, and there may be further elimination of duplication in our Yellow Book West accounts in the same period. These improvements have not affected the reporting of our financial results.
(3)	Total advertisements published, both revenue and non-revenue generating.

Our classified directories list the name, address and telephone numbers of business telephone subscribers in the geographic areas covered by our directories. The listings are currently organised into over 6,000 available classifications in Yellow Book East and over 3,800 available classifications in Yellow Book West, with more than one classification potentially applicable to a business. As is the case with our UK printed directories, businesses in the geographic areas covered by our directories are offered free-line entries at no charge.

We have a higher ratio of total advertisements to unique advertisers in the United States than in the United Kingdom. This is due to price discount schemes that offer advertisers extra advertisements as an incentive to book early in the sales canvass and encourage advertisers to advertise in more than one classification and in more than one directory, which is facilitated by the higher number of classifications and larger numbers of small, contiguous community directories in the United States than in the United Kingdom.

Our US printed directories offer advertisers a range of paid advertisement types and sizes similar to those available in our UK printed directories. Advertisers may choose to buy bold text, semi-display, a range of display advertisements (including graphics) and/or premium-location advertisements on the spine and front and back covers of our directories.

Due to a more fragmented market, we believe that there is a much greater opportunity for the introduction of new directories and geographic expansion in the United States compared to the United Kingdom. The large number of US directory publishers could also provide further opportunity for acquisitions. Since we acquired Yellow Book in August 1999, we have pursued a strategy of rapid geographic expansion and we have launched 40 new directories to increase our geographic coverage in the United States. Significant directories launched include directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

Historically, we have launched directories to cover new areas in two ways. Where we believe we can effectively do so we launch a new directory with paid advertisements, utilising our field sales and telesales employees. In areas where we do not have significant name recognition, where we do not have a nearby sales force or where there is significant competition, we may launch using a prototype directory in which we offer free advertisements in the first directory. Although we intend to continue geographic expansion through new directory launches, we do not intend to launch as many directories as previously. No prototype directories are currently forseen for the 2004 financial year.

Yellow Book East

Our Yellow Book East directories have historically published two principal types of classified directories in the

United States:

•	community directories, which cover individual communities, based on well-defined shopping patterns; and

•	wide-area directories, which cover several distinct communities, often a county or a metropolitan area.

The decision to publish a community or wide-area directory is made on a case-by-case basis, depending on a number of factors, including the nature of the directory published by the local telephone operator, our view of the potential level of demand for advertising and our ability to offer advertisers and users a differentiated product. We continually evaluate the effectiveness of our approach and in several instances we have consolidated several community directories into one wide-area directory in order to achieve efficiencies in production, printing and/or distribution.

Community directories.    In the 2003 financial year, we published 113 community classified directories in New York, Florida and New Jersey. Our community directories consist of:

•	a yellow classified directory section, which contains display advertisements in two columns and listings of businesses under approximately 6,000 available classifications;

•	a white pages section, which lists in alphabetical order the names, addresses and telephone numbers of businesses and individuals located in the geographic area covered by the directory;

•	a community information section, which includes maps and other reference information about general community services such as listings for government offices, schools and hospitals; and

•	coupons and advertising inserts.

Wide-area directories.    In the 2003 financial year, we published 138 wide-area classified directories covering areas larger than our community directories. These areas include parts of Alabama, Delaware, Washington, DC, Georgia, Illinois, Louisiana, Maryland, Mississippi, upstate New York, North Carolina, Pennsylvania, Tennessee and Virginia.

Our wide-area directories have essentially the same format as our community directories, although our larger directories do not include consumer white pages.

In addition to our consumer wide-area directories, we also publish one business-to-business directory serving the boroughs of Brooklyn and Queens, and Long Island, New York. The business-to-business directory consists of classified listings, alphabetical business listings on white pages, a business information section and a guide to the online business-to-business directory. First published in 1988, the business-to-business directory is generated from the proprietary database we developed based on the advertisers in our community directories, known businesses in the area and business suppliers identified through market research. We distributed approximately 220,000 copies of the business-to-business directory in the 2003 financial year.

The Acquisition and Integration of McLeod and NDC

We acquired McLeod, which is now part of the business that we refer to as Yellow Book West, in April 2002. The McLeod acquisition included 264 directories published in the 2003 financial year. Through our acquisition of NDC, Yellow Book West published a further nine directories in the 2003 financial year.

Further, through its third-party contract publishing business unit, Consolidated Communications Directories, Inc. (“CCD”), Yellow Book West currently acts as the vendor and publisher of various directories for several small telephone companies across the United States. As a result of a lack of perceived attractive future growth potential, Yellow Book West has decided to exit this business and is not renewing arrangements with local telephone companies as contracts expire.

With the integration of McLeod and NDC, we have implemented a single management structure over all of our US printed directories. We believe that the integration of McLeod and NDC includes the following benefits:

•	improved sales force utilisation and management in contiguous or overlapping markets;

•	the ability to more effectively target national customers by offering a presence, at the time of the acquisition, in 40 US states and Washington, DC as opposed to 19 US states and Washington, DC;

•	significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing;

•	cost savings on the closure of one of three production sites;

•	the transfer of strengths and best practices between Yellow Book East and Yellow Book West, such as improved marketing performance through the transfer of Yellow Book East’s sales strengths and improved standardisation and process management in back-office and production systems through the adoption of Yellow Book West’s processes; and

•	a broader base in the United States into which some of Yell UK’s more sophisticated sales and production processes and technologies can be introduced, creating the possibility of a single customer service and production platform offering substantial economies of scale.

In connection with the McLeod acquisition, we entered into a publishing, branding and operating agreement with McLeod’s former parent companies. Under this agreement, we were obliged for a period of three years to publish the directories previously published by McLeod prior to its acquisition under McLeod trademarks, and also retain some aspects of McLeod’s trade dress. The “trade dress” of the directory cover is a black background with a yellow star in its centre; in the star is a map of the region covered by the directory; and the names of the towns and the directory’s date, amongst other things, appear in specific colours in specific places on the cover and spine of the directory. This agreement has now been renegotiated, and Yellow Book are no longer obliged to publish directories under the McLeod trade dress. Instead, for no fee, McLeod receive a credit-card sized advertisement on the cover of each directory, up to four pages within the community section and advertising under various headings. See “Additional Information - Material Contracts”.

Other Products and Services

Other products or services contributed 3.7% to Group turnover in the 2003 financial year. In addition to our printed directories, we provided other associated products and services such as online services, Yellow Pages 118 24 7 and “Service Call”. During the 2003 financial year, we also provided direct marketing and database development services to businesses principally in the United Kingdom through our Yell Data business, which we subsequently sold.

Online Products and Services

In the United Kingdom, our online products and services are based on our internet site, Yell.com, which is designed to complement our off-line products and services. They include a directory search engine, web links, template websites (including design and hosting), other online advertising products and services and domain names. These products and services are designed to generate sales leads for our advertisers by enabling consumers and businesses to identify appropriate suppliers of goods and services and by facilitating contact.

The following table sets forth certain information regarding Yell.com:

	March 2001	March 2002	March 2003
Yell.com page impressions per month (in millions)	16	33	39
Yell.com searchable advertisers(1)	65,220	55,810	74,680
Yell.com unique visitors for March (millions)(2)	n/a	n/a	4.4

(1)	Unique customers with a live contract at month end. The figure for March 2001 shows ‘total paying advertisers’. Figures for March 2002 onwards refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names. The ‘total paying advertisers’ figure for March 2002 was 81,530 and for March 2003 was 93,580 on the same basis as reported previously.
(2)	The number of Yell.com unique visitors for the financial years ended 31 March 2001 and 2002 is not available.

Charges for our online services are currently largely based on annual fees or costs per thousand views. We currently generate most of our turnover for our online services from advertising, and in the future we expect increased revenue from those sources and from the development of other lead-generating services such as enhanced listings.

In the United States, we generate turnover from our Yellowbook.com website through selling templated advertisements and banner advertising, mainly to existing printed directory customers for a monthly fee.

Yellow Pages 118 24 7

The new Yellow Pages 118 24 7 phone service is our telephone-based, operator-assisted directory service that is available 24 hours a day, seven days a week. The service was launched on 3 March 2003, in connection with the deregulation of the UK directory enquiries market, to replace the Talking Pages service. Yellow Pages 118 24 7 provides up-to-date information on businesses and services throughout the United Kingdom through a single telephone number accessible from fixed and mobile lines in the United Kingdom. Yellow Pages 118 24 7 operators are able to access our Yellow Pages database and perform searches based on classifications, geographic locations and key words to identify businesses, shops and services that match criteria specified by the caller. The service also provides full business and residential listings as well as film and cinema information. Advertisers can update their information as frequently as they wish, giving them the ability to highlight special promotions, new services or changes in their business details.

As at 31 March 2003, we had approximately 1.9 million free-line entries for businesses on Yellow Pages 118 24 7 and approximately 27,500 paying advertisers whose information is given out on a preferential basis to the free-line entries. In the 2003 financial year, Yellow Pages 118 24 7, including its predecessor Talking Pages, received over 11.2 million enquiries. Yellow Pages 118 24 7 provides a complementary information source for users of our printed and online products and services and, therefore, provides an additional source of sales leads for advertisers. As at 31 March 2003, approximately 75% of our Yellow Pages 118 24 7 advertisers also advertised in Yellow Pages.

Yell Data

As part of our ongoing strategy to focus on generating business leads for advertisers through connecting buyers and sellers, we have decided to sell our Yell Data operation. As of 15 June 2003, we transferred our ownership of Yell Data to Experian, a major UK data services company. This has no financial impact on our 2003 financial year results. We have licensed Experian to use our data and certain trading names for a five year period.

Service Call

“Service Call” offers a telephone answering service in the United Kingdom to advertisers requiring 24-hour call-out facilities. The advertiser pays a flat monthly fee and an additional fee on a per-call basis to use Service Call.

Operations

Publishing Cycle

We publish our directories on a 12-month cycle and in general produce each directory once each year. The nature of the publishing process means that there is a long lead time between the first sales activity and final distribution of a directory.

•	Selling—Sales activity for a specific directory typically starts six months prior to publication. Our sales team focuses on a directory region and commences selling advertisements for the ‘home’ directory of each advertiser as well as selling advertisements for all of our other directories. Utilising a canvass-based approach, they contact existing advertisers and encourage them to renew and increase their advertising programme and to purchase other products in our portfolio. At the same time they approach new business prospects and leads generated by our customer service group and by our marketing activities.

•	Book closure—Two months prior to publication, the sales activity for a particular directory is halted and the directory is considered to be closed. At this stage we continue to process orders, but the sales team does not actively sell advertisements. During this period we concentrate on amendments to sold advertisements.

•	Final closure—One month prior to publication the directory is finally closed. This is the deadline date for all amendments and cancellations. After this date all advertisements booked on or before this date will be published. As these dates are critical to the publication process they are clearly shown on our rate cards.

•	Pre-press—The preparation, proofing and amendment of customer advertisements takes place throughout the sales process. When completed, directory content is finalised and directories are paginated.

•	Printing and distribution—On completion of the pre-press activities, printing, binding and poly-bagging of the directories commences. Distribution begins as soon as the first completed directories are produced and takes on average three weeks per directory.

Although we recognise our revenues for accounting purposes when each published directory has been delivered, the long lead time of the publishing process gives us early visibility of revenue flows. We monitor sales on a book-by-book basis and are able to forecast the performance of each directory early in the sales cycle. This allows us to make changes to the sales activity in a particular region in response to initial sales performance and allows more accurate forecasting of final revenue flows.

Marketing and Sales

We continually seek to increase both the number of advertisers and the number of users of our directories, with success in one area generating success in the other area in accordance with the virtuous circle model characteristic of our industry. Our marketing and sales activities include promotion of our brands, our direct sales activity and specific sales promotions.

Brand Awareness

We believe that the strength of our brands facilitates our ability to increase usage of our directories as well as increases our number of advertisers and the volume of advertisements our advertisers purchase.

We promote the “Yell”, “Yellow Pages”, “Yellow Book”, “Yell.com” and “Yellowbook.com” brand names and our other individual products through a variety of media, including television, newspapers, billboards, magazines, radio publicity and the internet. Our advertising campaigns are designed to build brand awareness among users of our products and among advertisers that advertise in our directories. In the United Kingdom, in particular, we have a reputation for clever, amusing advertisements and have won numerous awards for our advertising campaigns. In the United States, to capitalise on the extensive national footprint resulting from the acquisitions of McLeod and NDC during the last year we launched a national advertising campaign.

Sales Force

We currently have a sales force of more than 4,000 employees in the United Kingdom and the United States. We believe that this extensive sales force is both experienced and well trained and that it constitutes one of our key business resources. Our sales force is divided into three principal groups in both the United Kingdom and the United States:

•	Field sales focus on advertisers for new and repeat medium-sized and large advertisements in the United Kingdom. In the United States, we target most of our advertisers through our field sales force. All of our field sales force in the United Kingdom are equipped with laptop computers, which provide them access to up-to-date advertiser information and market data and enable them to assist advertisers in developing advertising programmes and designing their own advertisements. Our field sales force in the United Kingdom has access to a proprietary software application which allows them to design advertisements in the field. We expect that we will be well positioned in the future to adopt those practices and technologies used by the UK field sales force that would be appropriate for our US field sales force.

•	Telephone sales focus on new and repeat advertisers for smaller advertisements and represents our principal source of new advertisers in the United Kingdom. Historically, Yellow Book East has not maintained a significant telephone sales force. Yellow Book West has a more-established telephone sales force. In the future, we expect that telephone sales will be an increasing and cost-effective source of new advertisers in the United States for both Yellow Book East and Yellow Book West as we expand and build on Yellow Book West’s existing facilities.

•	National account sales in both the United Kingdom and the United States focus on larger businesses that place advertisements in multiple directories. We believe that we will attract more national accounts in the United States due to our increased geographic coverage resulting from the McLeod and NDC acquisitions.

Sales Channel Allocation

The table below sets out our information on the approximate proportion of accounts and turnover corresponding to each sales group during the 2003 financial year:

Sales channel	Number of employees(1)	Proportion of accounts covered by respective sales channel(2)	Proportion of turnover generated by respective sales channel(2)
		(%)	(%)
United Kingdom Field sales	1,060	59	67
Telephone sales	668	37	9
National account sales	72	4	24

	1,800	100	100
United States (Yellow Book East) Field sales	1,152	n/a	90
Telephone sales	53	n/a	3
National account sales	53	n/a	7

	1,258	n/a	100
United States (Yellow Book West)(3) Field sales	891	n/a	84
Telephone sales	130	n/a	7
National account sales	2	n/a	9

	1,023	n/a	100

Total number of employees	4,081

(1)	Approximate number at period end.
(2)	Approximate percentage; not available for Yellow Book East or Yellow Book West for the proportion of accounts information.
(3)	Includes NDC from 1 January 2003.

Each of these groups work together in a co-ordinated fashion within a region and focuses its efforts on a rotating basis on specific geographical areas based on the publishing cycles of directories within the region whilst focusing on our sales strategy of encouraging our existing advertisers to allocate more of their advertising budget to our products, of increasing the number of our products they use and of winning new advertisers and retaining new and existing advertisers. We continually review the structure of our sales force and re-allocate accounts to maximise both service and added value.

Given our experience that average turnover per advertiser generally increases with the duration of our advertiser relationship, we focus on promoting a stable sales force that will help build and maintain advertiser relationships. To that end, in the United Kingdom we pay our sales force largely on a fixed-salary basis with an open-ended element that is commission based. In the United States, whilst we currently pay our sales force with a higher element of commission than in the United Kingdom, we are working towards changing the salary structure to a basis similar to that in the United Kingdom.

We believe that overall we have a loyal and mature sales force, as demonstrated by the fact that the average age of our sales force, including relevant management and support staff, in the United Kingdom is 34, with an average length of service of 4.8 years. The average age of our Yellow Book sales force in the United States is 38.5 years, with an average length of service of 3.25 years.

In order to ensure that we maintain a competitive sales force, we seek to be very selective in recruiting from amongst the large number of applicants we consider, and our sales representatives undergo continual training programmes and have regular appraisals to ensure that they are able to give advertisers high-quality service and advice on appropriate advertising products and services.

Promotions

As part of our marketing and sales effort, we have also engaged from time to time in specific promotional initiatives. In April 2002, we introduced our “Move In” programme, which offers a discounted rate for one year on quarter-column display advertising and semi-display advertising. Also in April 2002 we introduced our “Move Up” programme, offering discounted rates for the take-up of larger display advertisements. This is open to renewing advertisers in both our Yellow Pages and Business Pages directories.

In the United States, we have introduced several different programmes that allow advertisers to test the effectiveness of increasing their advertising programme at a reduced rate. The “Headings Development” programme gives advertisers in Yellow Book directories who purchase an advertisement at full price the opportunity to receive the same advertisement in another classification free of charge for the first year and at a reduced rate in subsequent years. Further, advertisers in a select number of Yellow Book West directories purchasing a full-price advertisement can increase their advertisement to the next larger size. Yellow Book East advertisers who purchase a full-price advertisement in certain directories can in the first year benefit from a reduction in the price charged on a second advertisement in another classification in the same directory. The “Step Up” programme offered by Yellow Book allows advertisers to test the benefits of a larger advertisement at a discount rate. Through its “Early Close Incentive” programme, Yellow Book also offers advertisers in certain directories a discount on an additional advertisement in a directory if the first advertisement is purchased early in the sales canvass of the particular directory. In seeking to encourage national advertisers to trial certain directories, Yellow Book may offer a 50% reduction in advertisement cost in additional directories (multi-book buy).

Customer Service and Credit Control

Our ability to retain and increase sales to existing advertisers and to increase our penetration amongst potential advertisers is substantially dependent on the quality of our customer service and the business records and databases we maintain. Our customer service groups, particularly in the United Kingdom, maintain and update our business records and databases by capturing data from lists purchased from Telcos and from our existing advertisers and potential advertisers. Our customer service groups enhance the raw data by contacting businesses, verifying the validity of the data and collecting further information about the business. They also generate sales leads for our sales force. We take the commercially available data and transform it into a proprietary database, which we then use as the basis for the majority of our products and services.

Our customer service groups also manage pre- and post-sales order processing, respond to advertiser enquiries, and provide information and support to our sales teams. In addition, our customer service groups monitor advertiser cancellations, requests for additional directories and advertisement errors, and determine the types and causes of errors.

Our customer service groups are also responsible for billing and collection. We continue to manage our exposure to bad debt through initial credit checking of new advertisers. Our credit check of new advertisers focuses on known areas of bad debt expense risk, such as certain directory classifications and levels of amounts spent. All new orders for existing advertisers are automatically checked for outstanding debt prior to confirmation. Both internal and external data are used to arrive at a decision on whether or not to extend credit to an advertiser. Where doubts about an advertiser’s creditworthiness exist, we require the advertiser to pre-pay part or all of the value of its order.

Some of our bad debt may be written off through uncontrollable loss for a number of reasons such as liquidation, bankruptcy, voluntary arrangement and death. Our remaining bad debt arises when collection efforts are judged to be no longer viable or economical. See “Item 3.D. “Key Information—Risk Factors—Our business may be adversely affected by our reliance on, and our extension of credit to, small and medium-sized businesses”.

Production, Pre-press and Printing

The following table sets out certain information regarding our publishing activities in the 2003 financial year:

Printed directories	Editions	Copies	Metric tonnage(1)
	(in millions)
Yellow Pages	88	27.8	55,800
Business Pages	6	1.3	1,500
Yellow Book East	252	29.4	63,600
Yellow Book West	273	33.5	42,700

(1)	Metric tonnage is paper used in the production process. One tonne equals 2,200 lbs.

Pre-press

Pre-press activities include preparing the artwork, format and layout of advertisements, implementing customer amendments, proof reading and paginating the directories. At the end of the pre-press stage, directory pages are sent in digital format to the printers for printing. In the United Kingdom, we outsource most of our pre-press activities to Pindar Set Ltd., with whom we have maintained ongoing relations for nearly 20 years. Our operational contract with Pindar Set Ltd. for pre-press services commenced on 1 May 1995 and, following a renewal, extends until 31 March 2004. In the United Kingdom, we also maintain a graphic arts studio for some pre-press services, currently employing approximately 64 full-time employees and two part-time employees to design display advertisements for our large advertisers. In the 2003 financial year, our graphic arts studio produced approximately 192,800 designs for advertisers. This includes speculative visuals used to support the recommendation of a new programme of advertising through to final artwork and amendments.

Historically, pre-press activity in the United States was outsourced to a number of suppliers by Yellow Book East and was conducted in-house by Yellow Book West. Following a trial period, in order to improve our US pre-press capability, we entered into an agreement on 5 April 2002 to outsource our pre-press activities in the United States to Pindar Set Ltd. at their Pennsylvania location over the next two years and to move towards a digital format. We intend to migrate to a fully integrated model for Yellow Book using Pindar Set Ltd.

Printing

Because of the large print volume and particular binding requirements, the printing of directories requires a high level of specialisation. We outsource our printing in the United Kingdom to RR Donnelley, who print and bind all of our Yellow Pages and Business Pages directories and with whom we have had a relationship for over 20 years. We entered into a new five-year contract with RR Donnelley (subsequently extended to eight years), which commenced in August 2001 and includes the printing of colour advertising. In the United States, we have entered into fixed, long-term contracts with our principal printers for both Yellow Book East and Yellow Book West, who are RR Donnelley and Quebecor Printing, Inc. These contracts run to 31 March 2007 and 31 December 2007, respectively.

Distribution

We typically aim to deliver our directories free of charge door-to-door to all of the residences and businesses in all of the geographical areas for which we produce directories. We currently outsource our directory distribution to four independent distribution companies in the United Kingdom pursuant to long- and short-term agreements. In the United States, Yellow Book East currently uses several independent distribution companies for the delivery of its directories, making agreements with each company on a per-directory basis. We deliver our Manhattan directory principally through the US Postal Service. Yellow Book West primarily carries out book distribution through an in-house operation. A large, highly automated distribution facility is located adjacent to its headquarters in Cedar Rapids, Iowa. This facility organises the routing, mapping and mailing via the US Postal Service of directories and liaising with sub-contractors to deliver the books.

Paper Supplies

Paper is our largest raw material and one of our largest variable-cost items. In the 2003 financial year, we purchased approximately 163,600 tonnes of paper for our directories. Our principal paper suppliers in the United Kingdom are UPM-Kymmene, which provided 95% of our Yellow Pages paper requirements in the 2003 financial year, and Stora Enso, which supplied 90% of our Business Pages paper requirements in the 2003 financial year. Our principal paper suppliers in the United States were Norske Skog Canada, Bulkley Dunton/Kruger and UPM-Kymmene, which together supplied 96% of our paper requirements in the 2003 financial year.

To realise economies of scale, we tend to concentrate our paper purchases with a small number of suppliers. To help limit our exposure to fluctuating paper purchase prices, we have two-year fixed-price arrangements with our main suppliers, although until recently we did not have any fixed-price arrangements in the United States but instead obtained paper for Yellow Book East and Yellow Book at prevailing market rates, either directly from the paper suppliers or via our printers. In the United Kingdom, the current maximum-price arrangements with UPM-Kymmene expire on 31 March 2006, and those with Stora Enso expire on 31 March 2004. In the United States, we have recently entered into fixed-price arrangements with UPM-Kymmene, Norske Skog Canada and Bulkley Dunton/Kruger, which expire on 31 August 2004, 30 April 2004 and 31 August 2004, respectively. See Item 3.D. “Key Information—Risk Factors—Increased paper prices may have a material adverse effect on our business”.

We have worked with our printers in the United Kingdom to achieve reductions in the amount of paper wasted in the production process from approximately 20% in the 1993 calendar year to approximately 8.1% in the 2003 financial year, compared to our estimate of the printed directories industry average of 9% to 12%. The use of special typefaces and advanced pagination and production techniques, including digital formatting, coupled with effective wastepaper management, enables us to further optimise paper usage and costs in the United Kingdom.

Intellectual Property

We have made significant investments in our brand names and logos, including our “Yell”, “Yell.com”, “Yellow Pages”, “Yellow Book”, “Business Pages”, “Yellowbook.com” and “Talking Pages” brand names and logos. We currently use 63 trademark registrations in the United Kingdom, including “Yell”, “Yellow Pages”, “Talking Pages”, “Business Pages” and the “Walking Fingers” logo. We have five registered community trademarks which cover the European Union, and 13 pending community trademark applications. In addition, we have six registered trademarks in the United States. This number excludes the brand name “Yellow Pages” and the “Walking Fingers” logo, which are generic terms and therefore in the public domain in the United States. We do not have exclusive rights to the “Yellow Pages” brand name, or its local-language equivalent, in any countries in which we might operate, other than the United Kingdom, Northern Ireland and some of the former and current British territories overseas. We have registered over 1,000 internet domain names, of which we currently use nine to connect to our websites in the United Kingdom, including Yell.com, which provides a link to Yellowbook.com.

We have registered the “Yellow Book” trademark in the United Kingdom and the European Union and have applied to register the mark in the United States. We cannot assure you that our applications for registration will be granted. In the United States, Interstate Publishers Corporation, a small independent publishing company, currently has a trademark registration on the supplemental register for the “Yellow Book” name which it uses in connection with publishing a buyers’ guide distributed to purchasing agents for industrial companies. We have filed a cancellation action with respect to Interstate Publishers Corporation’s registration and are actively pursuing our registration on the primary register.

We actively protect our brand names, internet domain names and logos in the countries in which we operate. For example, we are currently protesting the use by third parties of certain internet domain names that include the words “Business”, “Pages”, “Yell” and “Yellow Pages”. In doing so, we are from time to time compelled to bring lawsuits against third parties in order to protect our intellectual property rights. See Item 3.D. “Key Information—Risk Factors—The loss of important intellectual property rights could adversely affect our competitiveness”.

We are the proprietor of the database rights in the databases we have developed. As the proprietor of the database rights in our databases, we are entitled to prevent third parties from extracting or re-utilising all or a substantial part of the contents of our databases without our consent. In addition, we believe that we are the proprietor of the copyright in the databases we have developed to the extent that copyright subsists in them. As the proprietor of copyright in a database, we are entitled to prevent third parties from doing certain things, including copying the database, issuing copies of the database to the public or renting or lending the database to the public. In the United States, we also have copyrights in each edition of our directories.

We also own the copyright in software, artwork and literary work created by our employees during the course of their employment or assigned to us by contractors. We have also been assigned the trade dress that is displayed on the cover of the Yellow Book West directories, in accordance with the McLeod Branding Agreement.

Competition

We compete in the United Kingdom with other producers of classified and local advertising, such as Thomson directories, local, regional and national newspapers and classified advertising magazines, such as Exchange & Mart. As well, in late 2002 our former parent, BT started to include a classified advertising section within its telephone directory publications and to gradually change the life span of these directories from 18 months to 12 months. In the United Kingdom, our price-setting is constrained by price controls imposed under the terms of undertakings given to the UK Secretary of State for Trade and Industry in 1996, which were revised in 2001. Our competitors are not constrained by such undertakings. We sell our advertisements for printed directories on a fixed annual sales cycle and publish an advanced price list well before we publish a directory. In the United Kingdom, unlike in the United States, price differentials between classified directory publishers are not significant. We believe we are price competitive with other media.

In the United States, Yellow Book is the oldest and largest independent publisher of classified directories and we believe that we hold strong competitive positions in a number of markets in which we have published directories for several years. We are a relatively new entrant in many of the other areas in which we publish our directories, and we are seeking to establish our market position in these areas. We compete and may compete in the future primarily with telecommunication company publishers such as the Regional Bell Operating Companies, SBC, Verizon and BellSouth (the “RBOCs”), as well as recently divested directory publishing businesses, such as those previously belonging to Sprint and Qwest, both of whom have recently sold all or part of their directory businesses to private equity investors, and smaller independent publishers with aggressive growth strategies. These remain key competitors. We compete with these businesses on the basis of price and quality. Our prices are in general substantially lower than those of the RBOC publishers. In the United States, we are not subject to any government-imposed price restrictions.

In the United States, the relatively small size of the independent yellow pages publishers compared to the RBOCs has allowed them to compete on the time taken to bring a directory to the market and, particularly, on price. The following table compares prices charged by Yellow Book with prices charged by its main utility competitor in six areas:

Rate comparison: Incumbent vs Independent

Market	Full-page mono rate
(in dollars)
New York Manhattan (Verizon)	87,986
Manhattan (Yellow Book East)	41,064
North Carolina Charlotte (BellSouth)	58,116
Charlotte (Yellow Book East)	25,956
Pennsylvania Pittsburgh (Verizon)	33,188
Pittsburgh (Yellow Book East)	18,612
Missouri Columbia (Verizon)	28,010
Columbia (Yellow Book West)	11,844
Tennessee Jackson (BellSouth)	17,592
Jackson (Yellow Book West)	8,364
Colorado Colorado Springs (Dex Media)	32,592
Colorado Springs (Yellow Book West)	18,588

Source: Yellow Pages Integrated Media Association (“YPIMA”) (formerly known as “YPPA”), May 2003, and Yellow Book.

The internet is an increasingly attractive medium for advertisers. Internet advertising enables companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising turnover, we believe that as the internet grows it may become increasingly important as an advertising medium. We compete through our internet sites Yell.com and Yellowbook.com, with, amongst others, companies providing classified directory information over the internet, such as in the United Kingdom, to a greater or lesser extent, www.thomweb.co.uk, www.118.scoot.co.uk, www.fish4it.co.uk and in the United States, to a greater or lesser extent, www.smartpages.com (RBOC), www.qwestdex.com, www.superpages.com (RBOC) and www.worldpages.com (independent publisher).

Regulation

The Group is subject to the regulations that apply generally to businesses in the countries in which we operate. We conduct most of our business in the United Kingdom and in the United States.

The following summary relates to those regulations in force that are material in the context of our principal business activities.

Competition Laws

UK Competition Laws

In the United Kingdom, the Secretary of State for Trade and Industry and the Director General of Fair Trading had power under the Fair Trading Act 1973 to investigate monopoly situations, which could occur when a company supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, or when a group of companies, which together supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, behaved in ways that adversely affected competition. If the UK Secretary of State for Trade and Industry or the Director General of Fair Trading considered that a monopoly situation may exist, he had the power to decide to refer the matter to the UK Competition Commission (formerly known as the Monopolies and Mergers Commission).

Since 20 June 2003, the provisions of the Fair Trading Act 1973 described above have been repealed and replaced with new provisions under the Enterprise Act 2002. These provisions, in general, remove or reduce the role of the Secretary of State from competition matters and replace the Director General of Fair Trading’s functions with those of the Office of Fair Trading. By virtue of the Enterprise Act the Office of Fair Trading has become a corporate body and the Director General is now the chairman of the board of directors. From 20 June 2003 the Office of Fair Trading has power under the Enterprise Act to make a reference to the Competition Commission of any feature or features of a market in the United Kingdom which prevents, restricts or distorts competition in connection with the supply or acquisition of goods or services into the United Kingdom or a part thereof (“market references”). The Secretary of State also has the power to make references where she is not satisfied with a decision of the Office of Fair Trading not to make a market reference or she has brought to its attention information which she considers to be relevant but is not satisfied that the Office of Fair Trading will decide whether to make a reference within a period of time she considers to be reasonable.

In 1995, the UK Director General of Fair Trading asked the Monopolies and Mergers Commission under the Fair Trading Act to investigate and report on classified directory advertising services relating to directories that are distributed directly to consumers, predominantly free of charge in the United Kingdom. The publication of advertisements in voice-assisted services, such as our then Talking Pages, and online services, such as Yell.com, were excluded from the terms of reference of this investigation. The Monopolies and Mergers Commission concluded that BT’s Yellow Pages division enjoyed a dominant situation in relation to the supply of printed consumer classified directory services in the United Kingdom. The Monopolies and Mergers Commission found that this dominant situation operated against the public interest in some respects, for example, in that the prices charged by BT’s Yellow Pages division were higher than would have been the case in a competitive environment. Following the publication of the Monopolies and Mergers Commission Report in March 1996, BT gave undertakings to the Secretary of State for Trade and Industry in respect of its printed consumer classified directories, Yellow Pages. The Secretary of State requested that the Director General of Fair Trading report in three years time, or earlier if necessary, on the effectiveness of the undertakings.

The undertakings imposed a price cap on advertising rates, under which the prices which could be charged for advertising in our UK printed consumer classified directories could not increase by more than the annual change in the official UK RPI, minus a percentage determined by the Secretary of State for Trade and Industry. For directories published in the period from September 1996 until the end of December 2001, the maximum price increase in each annual edition of a Yellow Pages directory was fixed at RPI minus 2%.

In 2000, the Director General of Fair Trading announced he was conducting a review of the undertakings, with a view to making a recommendation to the Secretary of State for Trade and Industry as to whether the undertakings were still necessary, or whether they should be varied or superseded. Following this review, the Director General of Fair Trading recommended to the Secretary of State for Trade and Industry that the Group be required to amend the rates for its UK printed consumer classified directories in order to bring the return on sales from that business towards that which could, in his view, be expected in a competitive market and that, in order to do so by 2005, the Yell Group be required to cut those rates by 15% on 1 January 2002, and then by RPI minus 4% on 1 January 2003, 2004 and 2005. On 11 May 2001, the Office of Fair Trading announced that the Secretary of State for Trade and Industry had decided that the price cap should be RPI minus 6% every year for a period of four years for directories published from January 2002. This means, for example, that if inflation as measured by RPI is 2% at the time prices are set for given directories in each of the next four years, then advertisement prices would be reduced in absolute terms by 4% in each of the next four years and the prices in the fourth year would be approximately 15% lower than they are currently. We will only be able to increase prices in absolute terms if inflation exceeds 6% and our prices relative to inflation will continue to decline so long as the undertakings remain in effect. It should also be noted that the four-year period is entirely at the discretion of the Office of Fair Trading, which has the power to advance or delay a review and is likely to decide any future price controls.

Our subsidiary, Yell Limited, has signed a set of revised undertakings that it has given to the Secretary of State for Trade and Industry. The undertakings will continue to operate after 20 June 2003, unchanged by the entry into force of the competition provisions of the Enterprise Act on 20 June 2003. In addition to the price cap, these revised undertakings (which affect only our UK printed directories business) require us to observe certain other conditions:

•	publication of a price list that covers all Yellow Pages directories and sets out the charges for advertisements, including any discounts;

•	a prohibition on publishing more than one printed consumer classified directory in each distribution area except as allowed in certain limited areas;

•	an obligation to prepare and make available financial statements in respect of the printed consumer classified directory business; and

•	a requirement that, if we publish new directories as a result of altering distribution areas, we must not, when calculating rates for the new directories, exceed prices determined with reference to a specified formula.

The revised undertakings, unlike those given in 1996, permit us, after two years, to publish local directories in areas where no other supplier operates and do not require us to obtain consent from the Director General of Fair Trading (whose functions since 20 June 2003 are carried out by the Office of Fair Trading) for withdrawal of discount schemes or changes in certain business practices, such as the introduction of new features.

The Secretary of State has the power to make an order that revised rules in the Enterprise Act dealing with the enforcement of undertakings may apply, in the future, to undertakings previously given under the Fair Trading Act 1973. No such order has yet been made. The revised enforcement rules provide that a person who has given an undertaking to the Secretary of State will owe a duty to any person who may be affected by a contravention of the undertaking and that any breach of an undertaking which causes such a person to suffer loss or damage is actionable in the courts. As discussed below, the Group has a variety of measures in place to ensure compliance with the undertakings it has given to the Secretary of State.

We have a variety of measures in place to ensure compliance with the undertakings given to the Secretary of State and its other regulatory obligations. In particular, Yell regularly submits to the Office of Fair Trading a draft of the rate card for its Yellow Pages directories, to provide an opportunity for the Office of Fair Trading to verify before the rate card is released that Yell’s proposed rates comply with its undertakings. Once Yell’s rates have been set, Yell’s systems ensure that advertisements can only be sold at those rates. Yell is also required each year to prepare accounts for its UK printed directories business and to submit those accounts to the Director General of Fair Trading. The Office of Fair Trading has never initiated any investigations (other than during its formal review of the undertakings in 2000-2001) concerning the Yell Group’s compliance with any aspects of Yell’s undertakings. Compliance with Yell’s regulatory obligations more generally is assisted by the work of Yell’s regulatory compliance officer, who provides regular training to Yell’s employees regarding the regulatory obligations, and by procedures designed to ensure that all the Yell Group’s business plans are developed taking into account the group’s regulatory obligations.

In addition, in the United Kingdom we are required to comply with the UK Competition Act 1998, the main provisions of which came into force in March 2000. The UK Competition Act 1998 prohibits anti-competitive agreements and concerted practices which may affect trade within the United Kingdom and have as their object or effect the prevention, restriction or distortion of competition within the United Kingdom or a substantial part of the United Kingdom. It also prohibits conduct that unilaterally, or jointly with others, amounts to the abuse of a dominant position in a market in the United Kingdom. Behaviour that the Office of Fair Trading Guidelines indicate might be abusive includes excessive prices, price and other discrimination, predation and the imposition of certain vertical restraints (such as exclusive purchasing or tie-in sales). Breaches of the UK Competition Act 1998 by a company could lead to fines of up to 10% of its UK revenues for the previous three years, could result in directions by the Director General of Fair Trading as to conduct (including the modification or termination of agreements), could result in claims for damages and additionally or alternatively could result in agreements found to be anti-competitive becoming void and unenforceable in whole or in part. Alongside these civil sanctions, the UK Enterprise Act 2002 introduced a criminal offence for participation in “hardcore” cartel activity. Directors found guilty of cartel participation can also be disqualified from acting as a director.

EU Competition Laws

Provisions similar to the provisions of the UK Competition Act 1998 apply under EU competition laws. Article 81 of the EU Treaty prohibits all agreements and concerted practices which have the object or effect of preventing, restricting or distorting competition within the common market and may affect trade between EU Member States. Article 82 of the EU Treaty prohibits the abuse of a dominant position by one or more businesses within the common market, or in a substantial part of it, insofar as the abuse may affect trade between EU Member States. Breaches of the EU competition rules could lead to fines of up to 10% of a company’s worldwide turnover for the previous year, could result in claims for damages in national courts and additionally or alternatively could result in agreements found to be anti-competitive becoming void and unenforceable in whole or in part.

US Competition Laws

While there are competition and antitrust laws in the United States that prohibit anti-competitive practices, no restrictions have been imposed on our business in the United States, and we do not anticipate any such restrictions being imposed unless these laws change or the Yell Group grows substantially.

In the United States, our activities are subject to various competition and antitrust laws, including the Sherman Act, the Clayton Act and the Federal Trade Commission Act, all of which generally prohibit parties from engaging in anti-competitive activities that restrain trade, substantially lessen competition or tend to create a monopoly. At present, no restrictions under any of these laws have been imposed on our business activities in the United States. Future business activities of the Yell Group, including future acquisitions, will be subject to these laws, the violation of which can result in government enforcement actions which may seek fines, injunctive relief and/or imprisonment of individuals, as well as civil lawsuits which may seek damages and/or injunctive relief.

Data Protection

The Yell Group’s ability to collect, use and process personal data of advertisers, users and employees is constrained by EU and UK legislation.

At the EU level, the Data Protection Directive (EC Directive 95/46/EC) and the Directive “Concerning the processing of personal data and the protection of privacy in the telecommunications sector” (97/66/EC) set out the underlying requirements for processing personal data within the European Union. In the United Kingdom, personal data are data relating to living individuals who can be identified from those data or from those data and other information available to the person processing the data. Persons whose personal data are processed in the European Union have several rights, including the right of access to their personal data, the right to recourse in the event of unlawful processing of personal data and the right to withhold permission for the use of their personal data for direct marketing.

In the United Kingdom, the Data Protection Act 1998, the main provisions of which came into force on 1 March 2000, affects the Yell Group’s activities. The Data Protection Act 1998 provides that personal data must be: (1) processed fairly and lawfully, usually with the consent of the data subject; (2) obtained only for specified and lawful purposes; (3) adequate, relevant and not excessive in relation to those purposes; (4) accurate; (5) not kept longer than is necessary for those purposes; (6) processed in accordance with the data subject’s rights; (7) protected against accidental loss or destruction by measures appropriate to the sensitivity of the data concerned and the harm that might result from that loss or destruction; and (8) not transferred to countries without adequate protection.

The Data Protection Act 1998 impacts on our activities to the extent that it deals with data relating to identifiable living individuals. Although our activities relate primarily to printed directories of business information, rather than to individual or personal data, we also process data concerning individuals, such as sole traders, partnerships, individual users and employees. We must also comply with requirements relating to a data subject’s rights of access to personal information we hold and, if the requisite consent from the data subject has not been secured, the Group must take steps to prevent the use of such data for the purposes of direct marketing.

The Data Protection Act 1998 also requires that personal data must not be transferred to a country or territory outside the European Economic Area unless that country or territory ensures an “adequate level” of protection for the rights and freedoms of data subjects or an exemption applies. In this context, the European Commission has determined that an arrangement put in place by the US Department of Commerce, under which US companies can voluntarily adhere to a set of data protection principles recognised by the European Commission, provides adequate protection for personal data transferred from the European Union to such US companies.

We continue to monitor our data protection practices and will continue to evaluate potential improvements or changes to our practices and policies. To the extent we make or are required to make further changes to our compliance procedures, we may be required to incur additional costs, which may be significant.

If the Data Protection Act 1998 is breached, a violator may be subject to a regulatory enforcement action. Failure to comply with an enforcement order or to co-operate with the Data Protection Registrar in this regard is a criminal offence. A breach may also render the violator liable to pay compensation if any individual suffers damage or, in certain circumstances, distress.

In June 2002, the European Union adopted a new Directive on data protection regarding the processing of personal data and the protection of privacy in the electronic communications sector. The EU Member States will be required to incorporate this legislation into national law.

Under this new Directive, directory publishers will be obliged to obtain the consent of a subscriber to a publicly available electronic communications service in order to process ‘traffic’ data relating to that subscriber’s use of electronic communications and data relating to that subscriber’s location. This will be the case whether the subscriber is an individual or an entity such as a company. Consent will also be required in order to send unsolicited electronic communications, including e-mail, for direct-marketing purposes to an individual. Subscribers who are natural persons, as referred to in Article 12 of the Directive, would have a right to be informed about usage possibilities based on search functions in electronic versions of directories. However, it is not anticipated that the costs of compliance with the Directive will be substantial as we do not currently undertake or expect to undertake many of the activities covered by the new provisions contained in the Directive and, in so far as these new provisions do apply, our existing business practices are largely compliant with them.

Protection of Databases

The Yell Group’s business uses a number of databases, both licensed to it and developed by it. For further information see Item 4.D. “—Property, Plant and Equipment—Information Systems”. Directive 96/9/EC harmonises the laws of EU Member States relating to the protection of copyright in databases and introduces a specific right to prevent extraction and re-utilisation of the contents of a database. The Copyrights and Rights in Databases Regulations 1997 have implemented Directive 96/9/EC in UK law. These regulations provide a right for the maker of a database in which there has been a substantial investment in obtaining, verifying or presenting database content, to prevent extraction and re-utilisation of the whole or a substantial part of a database.

Database rights subsist in all databases completed on or after 1 January 1983, provided there has been substantial investment. Under the Directive and the Regulations, where a company has database rights in a database and the database was completed before 1 January 1998, these database rights subsist for a period of 15 years commencing 1 January 1998 or, if the database was completed on or after 1 January 1998, for a period of 15 years from the end of the calendar year in which the database was completed. However, if there is a substantial change to the contents of the database after its compilation such that the resulting database would be considered to be a substantially new investment, in terms of the quantity or quality or a combination of both, then the database rights in that database will subsist for a period of 15 years from the date on which the substantially new investment was made. We are continually updating our databases and believe that we have made sufficient investment since 1 January 1983 in obtaining, verifying and presenting the data in its databases for database rights to subsist in them.

In addition, we believe that we are the proprietor of the copyright in the databases we have developed to the extent that copyright subsists in them. In the United Kingdom, to the extent that copyright does not subsist in any of our proprietary databases, our rights in these databases are protected as confidential information and/or under database rights. Any copyright in our databases will subsist in those databases for a period of 50 years from the end of the calendar year in which the database was created, if the database was computer generated, or 70 years from the end of the calendar year in which the last person responsible for creating the database died, if the database was not computer generated. In the United States, we have developed one proprietary database, DB 2000, in which we believe we have copyright protection. Copyright in this database will subsist for a period of 95 years from the year of first publication or 120 years from the year of creation, whichever period is shorter. We developed the DB 2000 database in 1991 and are in the process of mitigating this database, and another non-proprietary database, to DIAD by the end of the calendar year 2003. As the proprietor of copyright in a database, we are entitled to prevent third parties from doing certain things, including copying the database, issuing copies of the database to the public or renting or lending the database to the public. In the United States, we also have copyrights in each edition of its directories.

Advertising

Our principal activity is the sale of advertising in, and the preparation and publication of, our classified directories. As with other publishers of advertisements, we are subject to advertising laws and regulations. The Advertising Standards Authority has also produced a code of conduct for advertising in the United Kingdom. Although this code of conduct does not have the force of law, failure to comply with its directions can result in “soft” sanctions such as naming the offending company publicly. Under EU directives, UK regulations and general UK advertising industry standards, we could be required to cease publishing any misleading advertisements which our advertisers may have placed in our directories. Further, in the United Kingdom, specific rules, broadly intended to ensure that consumers are protected, apply to publishers of particular types of advertisements, such as advertisements for financial services under the terms of the Financial Services and Markets Act 2000, or advertisements offering consumer credit under the terms of the Consumer Credit (Advertisements) Regulations 1989. Some of these specific rules are enforced by criminal sanctions.

We have put in place extensive programmes and procedures designed to ensure that we comply with the advertising laws and regulations that impact on our operations. We have internal advertisement compliance policies that our employees and advertisers are required to follow. Our internal advertisement compliance policies contain details of the legal requirements that apply to advertising. In specific sectors we take particular care: for example, we check and require that advertisements include any prescribed warnings; and we obtain written confirmation that investment business advertisers are regulated by their relevant regulatory body.

Telecommunications

The Yell Group provides telecommunications services such as Yellow Pages 118 24 7 under a Telecommunications Services class licence. We will not be required to apply for this licence, as it applies automatically to anyone providing services which are within the authorisation requirements detailed in the class licence.

The UK Government is intending to replace the current system of licensing of telecommunications on or before 25 July 2003 either with the provisions of the Communications Bill 2003 if that receives Royal Assent prior to this date or, pending that Royal Assent, by Statutory Instrument under the European Communities Act 1972 to the same effect if the Communications Bill has not been passed in time. Once implemented, the new law will remove the requirement for licenses for what will be known as electronic communications networks and services, replacing them with general authorisations available generally to undertakings. Additional obligations may apply to those undertakings found by the UK Office of Communications to have Significant Market Power (as defined in The Communications Bill 2003) in certain specified markets. The Group does not believe it is likely that it will be found to have Significant Market Power in any of these markets (under the new regime). This analysis is based on the version of the Bill produced to the House of Lords on 5 March 2003.

Internet Regulation and E-commerce

The internet has emerged as an attractive new medium for advertisers. Internet advertising allows companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising revenues in Europe, we believe that as the internet grows it will become increasingly important as an advertising medium. We offer internet-based products and services in addition to printed consumer classified directories. General advertising laws and regulations and data protection legislation apply to our internet-based activities in the same way in which they apply to our activities generally. As our business in this area develops, specific laws relating to the provision of internet services and to the use of the internet and of internet-related applications may become relevant. Regulation of the internet and internet-related services is itself still developing, both formally by, for instance, statutory regulation, and also less formally by such methods as industry self-regulation.

Depending on the scope and timing of these developments, they could have a material impact on our internet operations. The main issues are set out below.

Content Regulation and Content Liability

We publish third-party content on our website, in the form of content and links to advertisers’ websites. We intend to develop our content offerings. Future internet content regulation, such as any measures that may be adopted by the European Union under the “Safer Internet Action Plan”, and the possibility of service provider liability for information distributed over the internet or contained on websites hosted by such a provider, may become relevant to our business.

Internet Domain Names

A domain name is part of a website’s internet address. The current system for registering, allocating and managing internet domain names has given rise to litigation, including trademark litigation, since internet domain names are allocated in many countries on a first-come, first-served basis to any person who requests that allocation, whether or not a third party owns the rights to a trademark incorporated in that domain name.

Abusive registrations of internet domain names may be subject to cancellation or transfer to a trademark proprietor where, amongst other things, a domain name registrant has been found to have registered the domain name in bad faith. Most domain name administrators have a dispute resolution policy in place for dealing with abusive registrations of internet domain names. For example, ICANN, the organisation that coordinates generic top-level domains, including .com, requires all generic top-level domain name registrants to submit to a Uniform Domain Name Dispute Resolution Policy. In the event that a trademark proprietor alleges that the domain name registrant has abusively registered a domain name, the trademark proprietor may select an arbitrator from a panel of arbitral bodies available under the domain name resolution policy which includes the World Intellectual Property Organisation. In the event that the arbitrators decide that the domain name has been abusively registered, ICANN will cancel the domain name registration and/or transfer it to the trademark proprietor.

We have registered a large number of internet domain names, both on our own behalf and for our advertisers, in the United Kingdom and internationally, including “Yell.com” and “Yell.co.uk”. All of our domain name registrations are composed of words in which we have registered or unregistered trademark rights in one or more jurisdictions around the world. Consequently, we do not consider any of our domain name registrations to have been made abusively. We are not aware of any challenges to our domain name registrations under ICANN’s Uniform Domain Name Dispute Resolution Policy or any similar policy offered by other domain name administrators.

E-commerce and Electronic Signatures

In addition to providing an attractive new advertising medium, the internet has begun to have an impact on the way consumers and businesses buy and sell goods and services. The internet allows sellers to reach a vast global audience and enables buyers to benefit from increased product information and price comparison power. We conduct intermediary e-commerce activities by renting hyperlinks on our Yell.com internet site to external online retailers, and we may expand our offering of online products and services in the future.

At the EU level, Directive 2000/31/EC (the “E-Commerce Directive”), is part of a Europe-wide initiative to promote

e-commerce. This has now been implemented in the United Kingdom. Currently in the United Kingdom, the Electronic Communications Act 2000 creates a legal framework for e-commerce and the use of technology. Directive 1999/93/EC provides a European Community framework for electronic signatures and was adopted on 13 December 1999. It was implemented in the United Kingdom as the Electronic Signature Regulations 2002, which came into force on 8 March 2002.

These legislative measures set up a framework for legal recognition of electronic contracts and electronic signatures. Under the terms of the E-Commerce Directive, generally, service providers are subject to the laws of the country in which they are established. Further, of particular relevance to our business are those provisions in the E-Commerce Directive that provide that advertising must be identifiable clearly and unambiguously as such as soon as it is received, and that e-commerce service providers carrying out unsolicited advertising by e-mail to individuals must consult regularly and comply with registers established to enable individuals to opt out of receiving such advertising.

Consumer Credit

Yell Limited has a licence from the Office of Fair Trading to conduct regulated consumer credit business. Regulated Credit Agreements are written by Yell Limited in respect of instalment payments made by individuals, partnerships and unincorporated associations that place advertisements in our publications. Procedures are in place to ensure that the agreements used are prepared and executed in compliance with the Consumer Credit Act 1974. Breaches of the detailed requirements of the Consumer Credit Act 1974 may lead to the agreements in question being unenforceable without a court order or, in some instances, totally unenforceable. Should the Office of Fair Trading at any time determine that Yell Limited is no longer a ‘fit and proper person’ to hold the licence, the licence may be revoked, preventing Yell Limited from writing any further, or administering our existing agreements. Certain specific rules under the Consumer Credit Act 1974 are reinforced by criminal sanctions.

C.    Organizational Structure

The principal subsidiaries of the Company are as follows:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid)	Proportion of share capital	Nature of business
Yell Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	13 ordinary shares of £1 each	100% (indirect)	classified directory publisher
Yellow Pages Sales Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	2 ordinary shares of £1 each	100% (indirect)	provision of sales services
Yellow Book USA, Inc. (Delaware, US)	193 EAB Plaza Uniondale, New York 11556-0193	500 shares of common stock of $0.01 each	100% (indirect)	classified directory publisher
Yellow Pages Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	21 ordinary shares of £1 each	100% (direct)	intermediate holding company
Yell Holdings 2 Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	6,453,921 ordinary shares of £1 each	100% (indirect)	intermediate holding company
YH Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	1 ordinary share of £1 and 828,400 ordinary shares of $0.01 each	100% (indirect)	intermediate holding company
Yell s.a.r.l. (Luxembourg)	3 Boulevard Prince Henri L 1724, Luxembourg	500,520 ordinary shares of $22.26 each	100% (indirect)	intermediate holding company
Yellow Book Group, Inc. (Delaware, US)	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801	209 shares of common stock of $0.01 each	100% (indirect)	intermediate holding company
Yellow Book Holdings, Inc. (US)	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801	110 shares of common stock $0.01 each	100% (indirect)	intermediate holding company
Yellow Book/McLeod Holdings, Inc. (Delaware, US)	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801	1,000 shares of common stock of $0.01 each	100% (indirect)	intermediate holding company
McLeodUSA Media Group, Inc. (Iowa, US)	CT Corporation System, 2222 Grand Avenue, Des Moines, Iowa 50312	2,681,731 shares of common stock of $0.00 each	100% (indirect)	intermediate holding company

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid)	Proportion of share capital	Nature of business
McLeodUSA Publishing Company (Iowa, US)	CT Corporation System, 2222 Grand Avenue, Des Moines, Iowa 50312	6,000 shares of common stock of $0.00 each	100% (indirect)	classified directory publisher
NDC Holdings II, Inc. (Delaware, US)	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801	38,069.65 shares of class A common stock of $0.01 each and 54,627.95 shares of class B common stock of $0.01 each	100% (indirect)	intermediate holding company
National Directory Company (Delaware, US)	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801	50,000 shares of preferred stock of $0.00 each, 125,000 shares of class A common stock of $0.01 each and 125,000 shares of class B common stock of $0.01 each	100% (indirect)	classified directory publisher

D. Property, Plant and Equipment

Property

We operate from 39 leasehold properties in the United Kingdom, in each case, held on rack rent full repairing leases. Legal title to two of the properties, including one of the Yell Group’s principal establishments, 54, Hagley Road, Birmingham, is not yet vested in the Yell Group. The landlord has consented to the assignment but the assignment has not to date been completed. A number of these leases will come to the end of their contractual term within the next five years and consequently there may be a financial burden with regard to potential dilapidations claims by the relevant landlord in relation to these leases. In addition, the Group may have contingent liabilities under leases previously held but which have been assigned. The annual rent in respect of a number of these leases are currently under review or are due to be reviewed in the next year and consequently rental liabilities may increase in the immediate future. In the United States, we operate from approximately 223 locations.

No property of the Yell Group accounts for 10% or more of the Yell Group’s net turnover. Details of the Group’s registered office and principal places of business are as follows:

Location	Tenure	Rent	Term	Approximate floor area
Yellow Pages House, Queens Walk, Reading, England	leasehold	£1,165,500 p.a.	25 years expiring 24 March 2009	70,000 sq.ft
First and Second Floors, Bridge Street, Reading, England	leasehold	£920,000 p.a.	24 and 25 years each expiring 24 December 2012	55,000 sq.ft
Directories House, Wellington Street, Slough, England	leasehold	£1,530,000 p.a.	25 years expiring 24 March 2015	56,659 sq.ft
Second and Fourth Floors, Whitefriars, Lewins Mead, Bristol, England	leasehold	£376,399 p.a.	10 years expiring 31 December 2008	33,922 sq.ft
Ground, Fourth and Part Fourth Floor, Jackson House, Sale, Cheshire, England	leasehold	£259,470 p.a.	25 years expiring 31 August 2005, (together with revisionary lease for fourth floor expiring 12 November 2011) and 10 years expiring 12 November 2011	23,112 sq.ft
Parts of Eighth, Twelfth, Thirteenth and Fourteenth Floors, Edgbaston House, Duchess Place, Birmingham, England	leasehold	£181,125 p.a.	25 years expiring 25 August 2005	25,766 sq.ft
Block C, 54 Hagley Road, Birmingham, England	leasehold	£306,600 p.a.	25 years expiring 23 June 2005 and 20 March 2013 (together with reversionary leases for the seventh, eighth and twelfth floors for terms of 24 June 2005 to 20 March 2013)	23,956 sq.ft

Location	Tenure	Rent	Term	Approximate floor area
Sixth, Seventh, Eight, and Ninth floors 180 St Vincent Street Glasgow, Scotland	leasehold	£458,769 p.a.	15 years and 9 months expiring 28 February 2018	20,966 sq.ft
Renaissances Blvd, King of Prussia, Pennsylvania, USA	leasehold	$618,612 p.a.	10 years expiring 30 April 2010	35,000 sq.ft
193 EAB Plaza, Uniondale, New York, USA	leasehold	$888,000 p.a.	10 years expiring 31 October 2011	30,375 sq.ft
Cedar Rapids, IA-Tech Park and IA Distribution, 6300 C Street SW, Cedar Rapids IA 52406, USA	freehold	N/A	N/A	215,000 sq.ft
2201 Willenborg Avenue, Effingham, IL 62401, USA	leasehold	$649,716 p.a.	expires 15 April 2009	56,250 sq.ft

Information Systems

Our key business processes are highly automated, and we believe that our information systems are key operational and management assets. Our information systems are an integral part of our business processes and support systems and we use them to help sell and deliver our products, and to maintain our databases.

Our advertiser database enables us to identify market potential and allocate advertisers to appropriate sales channels, develop sales campaigns and compile advertiser data for use by our sales force. In the United Kingdom, our field sales force is equipped to allow remote working and reduced travel downtime. Their equipment includes standard templates to enable sales consultants to assist advertisers to design their own advertisements. We have developed specialised proprietary applications for market analysis as well as to support our telephone sales and field sales forces. For example, we have developed a sophisticated application for analysing the advertiser base and developing sales strategies for each directory area.

We have developed advanced systems to support our business processes. We operate wide-area networks in the United Kingdom and the United States to provide nationwide access to data. In the United Kingdom, we have direct data links with our pre-press supplier. In the United Kingdom, we have implemented management information systems provided by SAP for management accounting, human resources, core sales order processing, customer services and billing activities. Our data centre for the United Kingdom in Reading has over 15 terabytes of storage and is directly managed by a team of 15 people.

In the United States, we use DIAD and AMDOCS across a variety of hardware platforms that we have inherited in the course of acquisitions. We are in the process of consolidating all of our production systems, including those of Yellow Book West, onto the DIAD database, which is based in King of Prussia, Pennsylvania, which will completely replace AMDOCS. We plan to complete these conversions by the end of the calendar year 2003. We are not planning to implement an ERP system at this stage. We will also have direct links with our pre-press supplier utilising software that has been developed in conjunction with our UK directories business.

We expect to continue to undertake significant expenditures in developing and integrating our information systems in the future to support continuing operational efficiencies within the Group. In the United Kingdom, we have developed significant expertise in the development and implementation of our information systems and we intend to facilitate development of our US systems by transferring this expertise on a project-by-project basis.

Environment

In both the United Kingdom and the United States, we actively seek to minimise the impact of the production of our directories on the environment. In particular, we have been increasing the percentage of recycled paper fibre used in our printed directories. In the 2003 financial year, the recycled fibre content of our UK Yellow Pages directories was approximately 48.2% and in our Yellow Book East directories it was 40%. We actively promote the collection and recycling of used directories in the United Kingdom through links with, and by providing financial support to, local government. In the United States, Yellow Book West ran recycling programmes in 252 markets in the 2003 financial year, and recycled approximately 5.6 million directories. Our activities in the United Kingdom are registered to ISO 14001, the environmental standard of the International Standards Organisation. Our activities in our Yellow Book West directory regions meet the environment standards defined by YPIMA (formerly YPPA).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following information should be read in conjunction with the audited financial statements for the Yell Group. The financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States (“US GAAP”).

Overview

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

The Yell Purchase

We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed £2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The £1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The McLeod Acquisition

On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million (£417.0 million) plus expenses giving rise to $475.0 million (£330.0 million) of goodwill. The results of operations of McLeod, which is part of the business that we refer to as Yellow Book West, are included in our results from the date of acquisition on 16 April 2002.

The acquisition of McLeod doubled our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of McLeod has allowed us to improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses such as for paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and Yellow Book East and provide a more attractive and broader base for high-value national advertisers. Yell has seen benefits from the acquisition, particularly with respect to cost savings, and we expect continued benefits in future years.

Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is currently presented separately for the Yellow Book East, formerly Yellow Book, and Yellow Book West geographic regions to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. As a result of the integration between Yellow Book East and Yellow Book West, we expect to report all of our US operations as one business from the start of the 2004 financial year.

The National Directory Company Acquisition

On 31 December 2002, we acquired National Directory Company (“NDC”), an independent publisher of yellow pages in California, New Mexico and Arizona in the United States, for $69.0 million (£42.9 million) plus expenses giving rise to $48.0 million (£30.3 million) of goodwill. The acquisition gives us a significant profile in the service-based markets in which NDC operates. Following the McLeod acquisition earlier in 2002, the NDC acquisition and expansion into Rhode Island by Yellow Book East, we now have a presence in 41 US states and Washington, DC. The results of operations of NDC are included in the results of Yellow Book West from the date of acquisition on 31 December 2002.

Effect of US Expansion

The change of the geographic mix of our business, as well as the strategy we have pursued of rapid growth and geographic expansion of our business in the United States, has had an important effect on our financial results during the periods under review, including our profit margins. These factors are expected to continue to have an important impact on our financial results in the future.

In the 2003 financial year, over 55% of our turnover came from our UK operations, compared to over 67% in the 2002 financial year. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the 2003 financial year, for example, our gross profit margin for our UK printed directories was 63.8%, compared to 42.5% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

We intend to increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Factors Affecting Results of Operations

Group Turnover

We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book East, Yellow Book West (from 16 April 2002), NDC (included in Yellow Book West from 31 December 2002) and Business Pages. We also generate turnover from online-related activities such as online advertising, website design and domain-name sales, from Yellow Pages 118 24 7 and Yell Data (prior to 15 June 2003). Our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues. Therefore, we have better visibility of our expected near-term financial results than might otherwise be the case.

We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory, in accordance with UK GAAP. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, while others have lower-than-average levels. For example, during our 2003 financial year, the four financial quarters accounted for 22.3%, 25.4%, 23.0% and 29.3% of Group turnover, respectively. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. The re-phasing or timing of distribution into an earlier or later period also affects the quarterly distribution of turnover. By the same token, our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues, and hence provides better visibility of our expected near-term financial results than might otherwise be the case. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the United States, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the United Kingdom during most of the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry in July 1996, as we were required, through 31 December 2001, to limit the growth in advertising rates in our Yellow Pages directories to RPI less 2%. Effective from January 2002, we have been required to cap the change in rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years. This has restricted our ability to raise prices on consumer classified directories in the United Kingdom.

When RPI is less than 6%, this new price cap requires us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our UK printed consumer classified directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect. During our 2003 financial year, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to a decrease of 0.4% during our 2002 financial year. We are not subject to any regulatory price constraints in the United States.

In the 2003 financial year, approximately 49.9% of our Group turnover was affected by a price cap, as compared to 60.4% during the 2002 financial year and 64.4% during the 2001 financial year.

Cost of Sales

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

We recognise the cost of sales for each directory on completion of delivery of that directory. In our US operations, we have historically launched some of our new directories by publishing a prototype directory in which free advertisements are given to advertisers in the first directory, in which case we recognise costs for that directory when incurred. Prototype directories have had the effect on our US operations of increasing cost of sales relative to turnover in periods where they have been utilised. There have been no prototype directories launched during the 2003 financial year and there are no current plans to launch prototype directories in the 2004 financial year.

We anticipate that cost of sales will increase as we expand and introduce new directories and other products. Our expansion into new markets in the United States also increases our employee costs. In addition to requiring a larger sales force, the commissions we pay to our sales force tend to be higher in new markets, as our commission structure pays higher remuneration for new advertisers.

We continue to realise synergies arising from the McLeod acquisition, particularly in paper and printing and binding costs, where we have achieved estimated savings to 31 March 2003 of approximately £7 million ($11 million) throughout our US operations.

Paper is our largest raw material and one of our largest variable-cost items. In recent years paper prices have fluctuated significantly. In the 2003 financial year, paper costs were equivalent to 6.4% of Group turnover and represented 12.5% of our total cost of sales in the United Kingdom and 15.2% of our total cost of sales in the United States.

Cost of sales also includes bad debt expense, which has increased as a percentage of turnover following the Yellow Book East and McLeod acquisitions due to the policy of accepting higher credit risk customers in these markets in order to build market share. Our UK business currently has low bad debt expense relative to our US business due to our established market position in the United Kingdom. Our Yellow Book East and Yellow Book West businesses operate in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which historically we have intentionally allowed a higher rate of bad debts. For example, during the 2003 financial year, bad debt expense as a percentage of turnover in the United Kingdom was nearly half of the average percentage in the United States. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of our advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

Distribution Costs and Administrative Expenses

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (“SSAP 24”) basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation done since that time, it is likely that the funding position has worsened due to recent adverse changes in the capital markets.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2002 and 31 March 2003 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £33 million at 31 March 2003. This deficit arose primarily as a result of recent adverse conditions in the capital markets.

Our employer pension contribution to the defined benefit pension scheme during the 2003 financial year was £8.0 million. We expect to increase our annual employer pension contribution by approximately £1.0 million from 1 April 2003. We will continue to review the funding position of the scheme to determine whether additional increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in note 21 to the financial statements.

Year Ended 31 March 2003 Compared to Year Ended 31 March 2002

Group Turnover

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)	(£ in millions)		(%)
UK printed directories:
Yellow Pages	111.2	414.6	525.8	60.8	560.7		50.3
Business Pages	7.3	7.4	14.7	1.7	13.0		1.2

Total UK printed directories	118.5	422.0	540.5	62.5	573.7		51.5

US printed directories:
Yellow Book East at constant exchange rates	42.3	241.8	284.1	32.8	324.8	(2)	29.1
Exchange impact	—	—	—	—	(26.1	)(2)	(2.3)

Yellow Book East	42.3	241.8	284.1	32.8	298.7		26.8
Yellow Book West(3)	—	—	—	—	200.4		18.0

Total US printed directories	42.3	241.8	284.1	32.8	499.1		44.8

Other UK products and services	8.3	32.5	40.8	4.7	41.2		3.7

Group turnover	169.1	696.3	865.4	100.0	1,114.0		100.0

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year’s results for the corresponding period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.

Group turnover increased by £248.6 million, or 28.7%, from £865.4 million in the 2002 financial year to £1,114.0 million in the 2003 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

UK printed directories

Yellow Pages turnover increased by 6.6%, or £34.9 million, during the 2003 financial year.

The growth was primarily the result of:

•	an increase in the number of unique advertisers from approximately 434,000 to approximately 448,000 as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78.4% of existing customers. We attracted 101,800 new advertisers, achieving our target of 100,000 new advertisers for the third successive year; and

•	continuing strong advertiser yield driven by the exceptional performance of colour advertising in the first and second years following its introduction in October 2001. In addition, the yield benefited from such initiatives as “Move Up” and “Move-In”. “Move Up” offers discounts to advertisers trading up to larger advertisements, and “Move In”, in addition to attracting additional customers, has provided additional turnover as compared to our previous programmes by offering first-year advertisers discounts to take out larger advertisements. As a result, turnover per unique advertiser rose for all UK printed directories by 3.1% to £1,272 from £1,234, after the impact of the 4.4% price reduction. Going forward, we expect lower incremental growth from colour advertising.

In addition, we introduced five new directories through rescoping or redefining the geographic coverage of some of our directories which we believe will allow us to attract new advertisers and additional advertising by aligning the geographic coverage of our directories more closely to the target market areas of our advertisers.

A lower level of demand for business-to-business advertisements during the year resulted in turnover from our Business Pages directories decreasing by £1.7 million, or 11.6%, from £14.7 million in the 2002 financial year to £13.0 million in the 2003 financial year. We are seeking to address the level of demand by introducing various product and marketing initiatives.

US printed directories

Turnover from US printed directories increased by £215.0 million, or 75.7%, from £284.1 million in the 2002 financial year to £499.1 million for the 2003 financial year, reflecting the inclusion of McLeod and other acquisitions for the first time and a strong performance by Yellow Book East.

The Group had 363,000 unique advertisers in the United States in the year ended 31 March 2003 compared to 166,000 in the prior year, when the Group owned only the Yellow Book East operations.

Yellow Book East.    Yellow Book East grew turnover by 5.1% as reported in pounds sterling from £284.1 million to £298.7 million. The results were affected by a weakening US dollar, which had a negative impact of £26.1 million. On a constant US dollar basis, Yellow Book East turnover grew by £40.7 million ($57.8 million), or 14.3%, comprising:

•	same-market growth(1) of 6.9%, during the 2003 financial year (excluding the Manhattan directory, which was directly affected by the events of 11 September 2001), which was due primarily to volume and yield improvement, and which contributed £18.2 million ($26.1 million), or 45.2%, of the growth. Same-market growth including the Manhattan directory was 6.1%;

•	the strong performance of three new launches and two books in their first year following prototype publication last year, which together contributed £12.6 million ($18.0 million), or 31.0%, of the growth;

•	an additional £6.6 million ($9.4 million) in revenues, or 16.2%, of the growth from rescopes which could not be included in same-market growth as the original directories did not cover materially the same geographic scope; and

•	first-time publication of certain directories following their acquisition, which contributed an additional £1.5 million ($2.2 million).

(1)	Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

Yellow Book West.    Turnover from the acquired McLeod and NDC operations was £200.4 million for the period from their acquisition on 16 April 2002 and 31 December 2002, respectively, through 31 March 2003. Same-market growth during this period for the McLeod and NDC operations, which was due primarily to volume and yield improvement, was 2.8% and 8.7%, respectively. Yellow Book West’s contribution to Yell’s turnover during the period was still largely the result of sales made by the McLeod and NDC sales organisations prior to, or shortly after, their acquisition by Yell. The results therefore do not reflect the benefit of integration with the Yellow Book East sales organisation and the transfer of best practises, which we expect to come through continually during the 2004 financial year.

Other products and services.    Turnover from other products and services increased by £0.4 million, or 1.0%, from £40.8 million in the 2002 financial year to £41.2 million in the 2003 financial year. This was primarily due to growth in our online directory service, which grew from £14.9 million to £20.3 million during the period. Growth in Yell.com more than offset a decline in turnover from Talking Pages (now replaced by Yellow Pages 118 24 7) and Yell Data (which has been sold).

Cost of Sales

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)(4)	(£ in millions)		(%)(4)
UK printed directories:
Yellow Pages	40.8	151.8	192.6	36.6	203.4		36.3
Business Pages	2.5	3.1	5.6	38.1	4.5		34.6

Total UK printed directories	43.3	154.9	198.2	36.7	207.9		36.2

US printed directories:
Yellow Book East at constant exchange rates	24.6	147.1	171.7	60.4	191.9	(2)	59.1
Exchange impact	—	—	—	—	(15.6	)(2)	(59.8)

Yellow Book East	24.6	147.1	171.7	60.4	176.3		59.0
Yellow Book West (3)	—	—	—	—	110.7		55.2

Total US printed directories	24.6	147.1	171.7	60.4	287.0		57.5

Other UK products and services	3.2	13.9	17.1	41.9	15.0		36.4

Total cost of sales	71.1	315.9	387.0	44.7	509.9		45.8

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year’s results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.
(4)	The percentage of related turnover.

Total cost of sales increased by £122.9 million, or 31.8%, compared to last year. The acquisition of McLeod and other acquisitions account for £110.7 million of the increase.

The £9.7 million, or 4.9%, increase in cost of sales for UK printed directories from £198.2 million in the 2002 financial year to £207.9 million in the 2003 financial year reflected higher advertisement volumes and increases in printing and production costs associated with the introduction of colour into our Yellow Pages directories. Cost of sales as a percentage of turnover was 36.2% in the 2003 financial year, as compared to 36.7% in the 2002 financial year.

The £4.6 million, or 2.7%, increase in cost of sales for Yellow Book East reflected higher selling costs associated with revenue growth and a reclassification of certain administrative costs to cost of sales for consistency across the Yell Group, offset by a decrease due to the weakening US dollar. On a constant US dollar basis, cost of sales increased by 11.8%. Cost of sales for Yellow Book East directories as a percentage of related turnover was 59.0% in the 2003 financial year, as compared to 60.4% in the 2002 financial year.

We realised synergies (the majority of which are reflected in Yellow Book East’s results) arising from the McLeod and NDC acquisitions, particularly in paper and printing and binding costs, where the directors believe that we have achieved estimated savings to 31 March 2003 of approximately £7 million ($11 million).

Cost of sales for other products and services decreased by £2.1 million, or 12.3%, from £17.1 million in the 2002 financial year to £15.0 million in the 2003 financial year.

Our consolidated bad debt expense was £67.6 million, or 6.1%, of Group turnover in the 2003 financial year, as compared with £53.2 million, or 6.1%, of Group turnover in the 2002 financial year. The £14.4 million increase is mainly due to the acquisition of McLeod. The charge for UK bad debts was 4.5% of UK printed directories and other products and services turnover in the 2003 financial year compared to a 4.6% charge in the 2002 financial year. The US bad debt expense was 8.1% of US printed directories turnover in the 2003 financial year as compared to 9.3% in the 2002 financial year. Historically, the US bad debt expense as a percentage of turnover has been higher than that in the United Kingdom due to different market dynamics.

Gross Profit and Gross Profit Margin

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)	(£ in millions)		(%)
UK printed directories:
Yellow Pages	70.4	262.8	333.2	69.6	357.3		59.1
Business Pages	4.8	4.3	9.1	1.9	8.5		1.4

Total UK printed directories	75.2	267.1	342.3	71.5	365.8		60.5

US printed directories:
Yellow Book East at constant exchange rates	17.7	94.7	112.4	23.5	132.9	(2)	22.0
Exchange impact	—	—	—	—	(10.5	)(2)	(1.7)

Yellow Book East	17.7	94.7	112.4	23.5	122.4		20.3
Yellow Book West(3)	—	—	—	—	89.7		14.8

Total US printed directories	17.7	94.7	112.4	23.5	212.1		35.1

Other UK products and services	5.1	18.6	23.7	5.0	26.2		4.3

Gross profit	98.0	380.4	478.4	100.0	604.1		100.0

Gross profit margin (%)
Yellow Pages	63.3	63.4		63.4			63.7
Business Pages	65.8	58.1		61.9			65.4
Yellow Book East	41.8	39.2		39.6			41.0
Yellow Book West	—	—		—			44.8
Other UK products and services	61.4	57.2		58.1			63.6
Group total (%)	58.0	54.6		55.3			54.2

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year’s results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.

The decrease in gross profit as a percentage of Group turnover from 55.3% in the 2002 financial year to 54.2% in the 2003 financial year principally reflected the changing geographic mix of our operations resulting from the increased contribution of our US business.

Distribution Costs and Administrative Expenses

Distribution costs increased by £12.0 million, or 50.0%, from £24.0 million in the 2002 financial year (2.8% of Group turnover) to £36.0 million in the 2003 financial year (3.2% of Group turnover). The acquisition of McLeod and other acquisitions account for £11.9 million of this increase.

Administrative expenses increased by £81.9 million, or 27.0%, from £302.8 million in the 2002 financial year to £384.7 million in the 2003 financial year.

The increase was largely due to:

•	the £55.3 million of Yellow Book West administrative expenses, before goodwill amortisation, included since the McLeod acquisition date;

•	a £27.7 million increase in the amortisation of goodwill following the full year’s impact of the Yell Purchase, the McLeod acquisition and the NDC acquisition;

•	£15.0 million of costs incurred in connection with the decision not to proceed with the initial public offering of our parent company; and

•	£3.7 million of restructuring charges incurred for the closure of a production site as part of the integration of Yellow Book West; offset by

•	the absence of a £3.0 million US management incentive scheme cost for a scheme that was terminated on 22 June 2001.

The increase was partially offset by lower administrative expenses in Yellow Book East.

Group Operating Profit and EBITDA

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March	Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated	2003		Change
	(£ in millions)	(£ in millions)	(£ in millions)	(£ in millions)		(%)
UK operations
Operating profit	42.4	108.0	150.4	142.3
Depreciation and amortisation	2.6	57.4	60.0	69.2

EBITDA(2)	45.0	165.4	210.4	211.5		0.5

Yellow Book East
Operating (loss) profit	(9.5)	10.7	1.2	34.2
Depreciation and amortisation	7.2	23.7	30.9	30.0
Exchange impact	—	—	—	6.0	(3)

EBITDA at constant exchange rates	(2.3)	34.4	32.1	70.2		118.7
Exchange impact	—	—	—	(6.0	)(3)

EBITDA(2)	(2.3)	34.4	32.1	64.2		100.0

Yellow Book West(4)
Operating profit	—	—	—	6.9
Depreciation and amortisation	—	—	—	21.7

EBITDA(2)	—	—	—	28.6

Group
Total operating profit	32.9	118.7	151.6	183.4
Depreciation and amortisation	9.8	81.1	90.9	120.9

Group EBITDA(2)	42.7	199.8	242.5	304.3		25.5

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)

EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to met cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cashflow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(3)	Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year’s results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

EBITDA from the UK operations increased 0.5% to £211.5 million after charging £14.7 million of costs for the postponed initial public offering. EBITDA growth from the UK operations would have been 7.5% without these costs. This growth reflects growth in earnings of our directories and the move into profitability of Yell.com, which were offset in part by a decline in Talking Pages and Yell Data. Yell.com reported EBITDA of £1.1 million (operating loss of £1.3 million adding back depreciation of £2.4 million) for the 2003 financial year as compared to losses of £10.1 million (operating loss of £12.3 million adding back depreciation of £2.2 million), £22.4 million (operating loss of £23.7 million adding back depreciation of £1.3 million) and £9.7 million (operating loss of £10.1 million adding back depreciation of £0.4 million) for the 2002, 2001 and 2000 financial years, respectively.

EBITDA from Yellow Book East for the 2003 financial year increased by £32.1 million compared to the 2002 financial year. The EBITDA margin for Yellow Book East increased to 21.5% from 11.3%, as we focused on increasing the benefit and yield from our directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. The increases in EBITDA and related margins also reflected the absence of the costs of prototype launches and of one-off costs of running parallel pre-press activities during migration to a new supplier, which were incurred in the previous year.

EBITDA from the Yellow Book West operations was £28.6 million since the acquisition date, 16 April 2002, and was after charging £4.0 million of reorganisation costs primarily arising from the integration of Yellow Book West and Yellow Book East.

The acquisition of McLeod and other directories businesses were the most important factors leading to growth in EBITDA. Excluding the effect of acquisitions, in the 2003 financial year, our EBITDA increased by £33.2 million, or 13.7%. Excluding one-off items, comprising the terminated US management incentive scheme (£3.0 million) in the 2002 financial year, and the cost incurred in connection with the decision not to proceed with the initial public offering (£15.0 million) in July 2002 and the costs of closing a production site (£3.7 million), in the 2003 financial year our EBITDA increased by £77.5 million, or 31.6%.

Net Interest Payable

Net interest expense was £236.6 million, comprising both cash interest and non-cash interest, in the 2003 financial year, compared to £164.4 million in the 2002 financial year. The increase was primarily due to a full year of higher borrowings in connection with the Yell Purchase, in addition to the borrowings put in place for the acquisition of McLeod and other acquisitions. Net interest expense comprised £136.9 million of net interest paid or to be paid within a six-month period, £84.7 million of cash interest rolled up into our long-term debt and £15.0 million of amortised financing costs.

Profit (Loss) Before and After Tax

The loss on ordinary activities before tax was £12.8 million in the 2002 financial year as compared to a loss of £53.2 million in the 2003 financial year.

Tax on profit on ordinary activities was an £18.6 million tax charge in the 2002 financial year and a £12.6 million tax credit in the 2003 financial year. In the year ended 31 March 2003, we reduced our net loss for the year by £17.2 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. The benefits available in respect of tax net operating losses arising from our US operations have been recognised because it is now considered more likely than not that the US operations will be tax profitable in the near future. Our future taxation charge will depend on our taxable income in the United Kingdom and United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

We had a loss after tax of £40.6 million in the 2003 financial year compared to £31.4 million in the 2002 financial year for the reasons described above.

Year Ended 31 March 2002 Compared to Year Ended 31 March 2001

Group Turnover

	Year ended 31 March		Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March
	2001		1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated
	(£ in millions)	(%)	(£ in millions)	(£ in millions)	(£ in millions)	(%)
UK printed directories:
Yellow Pages	502.2	64.8	111.2	414.6	525.8	60.8
Business Pages	15.6	2.0	7.3	7.4	14.7	1.7

Total UK printed directories	517.8	66.8	118.5	422.0	540.5	62.5

Total US printed directories(2)	220.4	28.5	42.3	241.8	284.1	32.8
Other UK products and services	36.1	4.7	8.3	32.5	40.8	4.7

Group turnover	774.3	100.0	169.1	696.3	865.4	100.0

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being compared is not material.

Group turnover increased by £91.1 million, or 11.8%, from £774.3 million in the 2001 financial year to £865.4 million in the 2002 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

UK printed directories.    Turnover from UK printed directories increased by £22.7 million, or 4.4%, from £517.8 million in the 2001 financial year to £540.5 million in the 2002 financial year. Turnover from Yellow Pages directories increased by £23.6 million, or 4.7%, from £502.2 million in the 2001 financial year to £525.8 million in the 2002 financial year. A lower level of demand for business-to-business advertisements during the year resulted in turnover from our Business Pages directories decreasing by £0.9 million, or 5.8%, from £15.6 million in the 2001 financial year to £14.7 million in the 2002 financial year.

The growth in turnover of UK printed directories consisted entirely of organic growth and reflects primarily increases in advertising volumes and the introduction and take-up of colour advertising in directories published from October 2001, offset in part by decreases in advertising prices as a result of the regulatory price cap.

Our increase in advertising volumes was due in part to the acquisition of new advertisers, as the number of unique advertisers increased by 5% from approximately 418,000 during the 2001 financial year to approximately 438,000 during the 2002 financial year. The increase in unique advertisers reflected, amongst other things, our First Steps marketing initiative, which was introduced in March 2000 and provided an incentive to new advertisers of a 50% discount in the first year and a 25% discount in the second year on non-display advertisements.

Our retention rates decreased to 79.5% during the 2002 financial year as compared to 82.5% during the prior financial year, mainly reflecting the lower renewal rate among the large proportion of first-time advertisers that we acquired in the prior year when we introduced our First Steps programme. This decrease also reflects a slight increase in the percentage of advertisers that did not renew due to business failure and other forms of uncontrollable advertiser loss.

The turnover per unique advertiser decreased marginally from £1,239 during the 2001 financial year to £1,234 during the 2002 financial year. This reflected the increase in new advertisers taking advantage of discounts offered as part of the First Steps programme, which was offset in part by (a) increased turnover from First Steps advertisers who joined the programme in the prior year and renewed at the lower discount available during the second year and (b) additional revenues generated by the introduction and take-up of colour advertising in directories published from October 2001.

US printed directories.    Turnover from US printed directories increased by £63.7 million, or 28.9%, from £220.4 million in the 2001 financial year to £284.1 million for the 2002 financial year. New directories launched during the 2002 financial year accounted for approximately £34 million of the increase.

Same-market growth of approximately £12 million, or 6.5%, during the 2002 financial year was the second most important factor contributing to this increase. Our calculation of same-market growth above does not include our business-to-business directory, which experienced a decline in revenues of £1.3 million due to a shortened canvassing period resulting from the events of 11 September 2001, and a reallocation of the sales force to other directories. Further, it does not include a £0.3 million decline in Nassau County, New York community directories, as a new rescoped wide-area Nassau County directory marketed alongside the community directories as an advertising alternative was not published until the beginning of the 2003 financial year, preventing an equivalent same-market comparison for the period. Finally, it does not include the effect of the Cincinnati, Ohio directory that was published in the prior period shortly after its acquisition (once sales had already been made) and which had decreased revenues of £0.9 million after we instituted stronger credit controls and made other changes designed to increase the quality of revenues.

Our rate of same-market growth for US printed directories in the 2002 financial year was affected in part by difficult market conditions in the United States, which may have decreased the amount of advertising spend that some advertisers were willing to devote to our directories, prevented or discouraged some advertisers from renewing advertising and reduced generally the pool of new small businesses that were potential new advertisers.

The balance of the increase in turnover benefited from movement in the dollar to pound sterling exchange rate and also came from directories that we published for the first time since we acquired them, including in some cases acquired directories that we rescoped and combined with existing directories.

We sold advertising to 166,000 unique advertisers during the 2002 financial year, a net increase of 14,000 unique advertisers as compared to the 152,000 unique advertisers we had during the 2001 financial year. In the United States, customer retention rates for the 2002 financial year were 70.1% compared to 74.0% for the 2001 financial year and were affected by the large number of launches in the prior year which traditionally have lower retention rates in early cycles.

Turnover per unique advertiser for US printed directories has increased from £1,450 during the 2001 financial year to £1,711 during the 2002 financial year. This growth has been largely due to increases in volume and mix of types of advertising sold.

Other products and services.    Turnover from other products and services increased by £4.7 million, or 13.0%, from £36.1 million in the 2001 financial year to £40.8 million in the 2002 financial year. This was due largely to growth in our online services relating to Yell.com, which grew from £8.3 million to £14.9 million during the period, partially offset in each case by reductions in other products and services. Yell.com turnover was £2.4 million in the 2000 financial year.

Cost of Sales

	Year ended 31 March		Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March
	2001		1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated
	(£ in millions)	(%)(2)	(£ in millions)	(£ in millions)	(£ in millions)	(%)(2)
UK printed directories:
Yellow Pages	171.4	34.1	40.8	151.8	192.6	36.6
Business Pages	5.7	36.5	2.5	3.1	5.6	38.1

Total UK printed directories	177.1	34.2	43.3	154.9	198.2	36.7
Total US printed directories(3)	126.0	57.2	24.6	147.1	171.7	60.4
Other UK products and services	12.9	35.7	3.2	13.9	17.1	41.9

Total cost of sales	316.0	40.8	71.1	315.9	387.0	44.7

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	The percentage of related turnover.
(3)	No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being compared is not material.

Total cost of sales increased by £71.0 million, or 22.5%, from £316.0 million in the 2001 financial year to £387.0 million in the 2002 financial year.

Cost of sales for UK printed directories increased by £21.1 million, or 11.9%, from £177.1 million in the 2001 financial year to £198.2 million in the 2002 financial year. This was due primarily to an increase in employee costs, which resulted from an increase in the size of our sales force corresponding with growth in the UK business as well as an increase in annual salaries.

        Cost of sales for US printed directories increased by £45.7 million, or 36.3%, from £126.0 million in the 2001 financial year to £171.7 million in the 2002 financial year. This increase reflected growth in the US business, the significant additional costs associated with the launch of new directories, particularly in the fourth quarter, and an increase in our pre-press costs as a result of using two suppliers on a parallel basis whilst the work was transitioned to a new supplier, which was partially offset by a decrease in prototype directory costs. The costs of launching new prototype directories in the United States were approximately £2 million in the 2002 financial year as compared to approximately £9 million during the 2001 financial year. During the 2003 and 2004 financial years, we expect a decreased number of new directory launches, and we have no current plans to launch any new prototype directories.

Cost of sales for other products and services increased by £4.2 million, or 32.6%, from £12.9 million in the 2001 financial year to £17.1 million in the 2002 financial year. This increase is broadly in line with the related increase in turnover during that same period and is due primarily to increased costs from Yell.com and Talking Pages.

Our consolidated bad debt expense was £53.2 million (or approximately 6% of Group turnover) in the 2002 financial year, as compared with £37.4 million (or 5% of Group turnover) in the 2001 financial year. In the United Kingdom, our bad debt expense was 4% of UK printed directories turnover in the 2002 financial year, as compared with 4% of UK printed directories turnover in the 2001 financial year. In the United States where our creditworthiness requirements are intentionally not as stringent as those of Yellow Pages, our bad debt expense was 9% of US printed directories turnover in the 2002 financial year, as compared with 8% of US printed directories turnover in the 2001 financial year. This change reflected a slight deterioration in collection rates due to challenging economic conditions.

Gross Profit and Gross Profit Margin

	Year ended 31 March		Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March
	2001		1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated
	(£ in millions)	(%)	(£ in millions)	(£ in millions)	(£ in millions)	(%)
UK printed directories:
Yellow Pages	330.8	72.2	70.4	262.8	333.2	69.6
Business Pages	9.9	2.1	4.8	4.3	9.1	1.9

Total UK printed directories	340.7	74.3	75.2	267.1	342.3	71.5

Total US printed directories(2)	94.4	20.6	17.7	94.7	112.4	23.5
Other UK products and services	23.2	5.1	5.1	18.6	23.7	5.0

Gross profit	458.3	100.0	98.0	380.4	478.4	100.0

Gross profit margin (%)
Yellow Pages	65.9		63.3	63.4	63.4
Business Pages	63.5		65.8	58.1	61.9
Yellow Book East	42.8		41.8	39.2	39.6
Other UK products and services	64.3		61.4	57.2	58.1
Group total (%)	59.2		58.0	54.6	55.3

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being presented is not material.

Gross profit margin decreased from 59.2% in the 2001 financial year to 55.3% in the 2002 financial year, reflecting primarily the lower gross profit margins associated with Yellow Book East and the increased contribution of our US business. The gross profit margin on UK printed directories decreased from 65.8% in the 2001 financial year to 63.3% in the 2002 financial year, primarily reflecting the increased sales employee costs described above. The US gross profit margin decrease reflected the high level of new directory launches in 2002.

Distribution Costs and Administrative Expenses

Distribution costs increased by £2.3 million, or 10.6%, from £21.7 million in the 2001 financial year to £24.0 million in the 2002 financial year. Most of the increase arose from higher delivery costs in the United States, due to the greater number of directories circulated. Distribution costs excluding Yellow Book East’s financial results remained flat for the 2002 financial year when compared to the 2001 financial year.

Administrative expenses increased by £53.7 million, or 21.6%, from £249.1 million in the 2001 financial year to £302.8 million in the 2002 financial year. The increase was due primarily to an increase in the amortisation of goodwill following the Yell purchase.

Excluding amortisation of goodwill from all periods, administrative expenses increased by £5.1 million, or 2.2%, from £227.0 million in the 2001 financial year to £232.1 million in the 2002 financial year. This increase included a 1.3% increase in US administrative expenses which primarily arose from ongoing employee costs, movement in the dollar to pound sterling exchange rate and increased advertising and promotional costs from new directory launches. The increase also included a 2.9% increase in UK administrative expenses, which arose primarily from costs incurred during the period in connection with increased employee and other costs in the UK to operate on a stand-alone basis, increased depreciation related to the car fleet transferred from BT in March 2001, and the implementation of our SAP management information system, offset by decreased advertising and promotional costs. The increase was offset by an £8.6 million reduction in US management incentive scheme costs.

Group Operating Profit and EBITDA

	Year ended 31 March	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March
	2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated
	(£ in millions)	(£ in millions)	(£ in millions)	(£ in millions)	Change (%)
UK operations
Group operating profit	198.3	42.4	108.0	150.4
Depreciation and amortisation	8.0	2.6	57.4	60.0

EBITDA	206.3	45.0	165.4	210.4	2.0%

Yellow Book East(2)
Group operating (loss) profit	(10.8)	(9.5)	10.7	1.2
Depreciation and amortisation	27.1	7.2	23.7	30.9

EBITDA	16.3	(2.3)	34.4	32.1	96.9%

Group EBITDA	222.6	42.7	199.8	242.5	8.9%

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	No constant exchange rate information has been presented as the effect of foreign exchange movements in the periods being presented is not material.

Operating profit decreased by £35.9 million, or 19.1%, from £187.5 million in the 2001 financial year to £151.6 million in the 2002 financial year. Our operating profit margin decreased from 24.2% in the 2001 financial year to 17.5% in the 2002 financial year, principally reflecting the effect of amortising the higher level of goodwill from the date of the Yell purchase (which is reflected in the significant increases in administrative costs).

        EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased by 8.9% in the 2002 financial year compared to the 2001 financial year, and if we exclude the costs of the terminated US management incentive scheme, it increased by 4.8% in the same period compared to the prior financial year.

Net Interest Payable

Net interest payable was £164.4 million, comprising both cash interest and non-cash interest, in the 2002 financial year, compared to £24.5 million in the 2001 financial year. Of this £164.4 million net interest payable, £94.7 million was paid subsequent to the Yell purchase on 22 June 2001. The increase was due to the increased leverage resulting from the Yell purchase, and, to a lesser extent, a write-off in August 2001 of £5.3 million of fees related to the bridge loans entered into in connection with the Yell purchase that were refinanced with the proceeds of the Notes issuance.

Profit (Loss) Before and After Tax

Profit on ordinary activities before tax was £163.0 million in the 2001 financial year as compared to a loss of £12.8 million in the 2002 financial year.

Tax on profit on ordinary activities decreased by £41.7 million, or 69.2%, from £60.3 million in the 2001 financial year to £18.6 million in the 2002 financial year.

There was a £7.3 million tax charge for the period from 22 June to 31 March 2002. This is lower than periods before the Yell purchase due to the decrease in taxable profit, largely as a result of increased interest payable.

We had a loss after tax of £31.4 million in the 2002 financial year compared to profit after tax of £102.7 million in the 2001 financial year for the reasons described above.

B. Liquidity and Capital Resources

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from our sponsors and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities, which expires on 22 June 2008, of which none was drawn down at 31 March 2003.

Our net cash inflow from operating activities was £196.3 million in the 2002 financial year and £309.1 million in the 2003 financial year. This strong cash generation in the 2003 financial year was helped by the timing of payments around the year end which, when paid, will have a corresponding negative effect on cash flows in the 2004 financial year.

Nevertheless, the underlying improvement in cash generation was driven by improved profitability in the United States and the United Kingdom and collections of accounts receivable in the United States. The Group also benefitted from £35.3 million of operating cash flows generated by McLeod, since acquisition. The maturing of our directories portfolio in the United States also contributed to the strong net cash inflow, as fewer new launches than in the previous period had a positive impact on working capital. Net cash inflow from operating activities for the 2003 financial year included the effect of paying £14.3 million of the £15.0 million charge in connection with our parent company’s decision not to proceed with its initial public offering in July 2002.

Net cash outflow from returns on investments and servicing of finance for the 2003 financial year principally comprises net interest payments of £139.5 million, fees of £11.8 million paid to acquire financing for the acquisition of McLeod, and fees of £4.3 million paid to refinance the bridge loan used to fund the acquisition of McLeod.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure was £16.0 million in the 2003 financial year compared to £25.5 million last year (which included a one-off £11.7 million paid for assets transferred from BT). The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administrative staff. We currently expect to spend approximately £26 million, primarily for information technology equipment, in the 2004 financial year.

Prior to the Yell purchase, our financing activities were limited to transactions with BT. On 22 June 2001, we received cash from borrowings of £2,028.9 million and the issue of £1.0 million in share capital to fund the Yell purchase. The amounts borrowed on 22 June 2001 and cash paid to BT on that date include £40.0 million we drew from the £100.0 million revolving credit facility for the funding of a reserve for an adjustment based on a post-closing determination of net working capital. We repaid all amounts owed under the revolving credit facility in July 2001, when BT refunded the actual amount of the adjustment we agreed.

On 16 April 2002, we purchased McLeod for $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). We financed the McLeod acquisition through $250.0 million (£173.7 million) of senior bank financing and a $250.0 million (£173.7 million) bridge facility together with $88.3 million (£61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from our existing investors and $37.3 million (£25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately £408 million.

On 12 November 2002, we repaid $250.0 million (£155.2 million) borrowed under the bridge facility. We funded this repayment through $123.5 million (£76.7 million) of increased borrowings under term loans and the balance from our cash on hand. As a result of this refinancing, we paid fees of £4.3 million and have included within our interest charge approximately £8.5 million for the fees associated with the bridge loan.

On 31 December 2002, we purchased NDC for $69.0 million (£42.9 million) plus expenses. We financed the NDC acquisition through operating cash flows within the Group.

We made principal repayments of the Senior Credit Facilities on 30 September 2002 and 31 March 2003, totalling £26.4 million and £26.7 million, respectively.

Capital Resources

At 31 March 2003, we had cash of £30.0 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,368.8 million at 31 March 2003. The table below sets forth the maturity profile of our debt at 31 March 2003.

	Payments due by period
Debt	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(£ in millions)
Long-term loans and other borrowings
Term Loan A	549.0	75.0	240.0	234.0	—
Term Loan B	175.0	34.4	—	—	140.6
Term Loan C	243.2	2.4	4.8	4.8	231.2
Term Loan D	158.3	—	—	—	158.3
Senior Sterling Notes due 2011	250.0	—	—	—	250.0
Senior Dollar Notes due 2011	126.7	—	—	—	126.7
Senior Discount Dollar Notes due 2011	118.2	—	—	—	118.2
Subordinated parent company loan	816.7	—	—	—	816.7
Other	1.0	1.0	—	—	—

Total debt	2,438.1	112.8	244.8	238.8	1,841.7

Unamortised financing costs	(39.3)
Cash at bank	(30.0)

Net debt at end of the period	2,368.8

(1)	The terms of our senior credit facilities require us to make early repayments equal to 50% of excess cash flows as defined in the terms. Under these terms we are obliged to make an early repayment of £34.4 million in the first half of the 2004 financial year.

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the Notes at maturity. No one has guaranteed our obligations under the Notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt on Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”, as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the year ended 31 March 2003 in compliance with these debt covenants.

Commitments

The following table sets forth our contractual obligations and their maturity dates as at 31 March 2003:

	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(£ in millions)
Long-term debt	112.8	244.8	204.4	1,876.1	2,438.1
Operating lease obligations	21.2	21.1	15.7	29.0	87.0
Finance lease obligations	1.0	—	—	—	1.0

Total	135.0	265.9	220.1	1,905.1	2,526.1

There were no purchase commitments or other long-term liabilities as at 31 March 2003 other than those stated above.

Our Parent Company’s Global Offer and Refinancing

Our parent company has announced that it intends to raise further capital of approximately £433 million (gross proceeds) through a global offer of shares to institutional investors planned to be launched this summer. There can be no assurance that any offering will take place.

In the event our parent company succeeds in raising further capital, then we expect that a portion of the net proceeds would be used to repay approximately £54 million of debt under the senior credit facilities and to redeem up to 35% (approximately £173 million) of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we will replace our remaining senior credit facilities with new senior credit facilities of £1.025 billion and a revolving credit facility of £200 million.

Furthermore, we expect that if we raise further capital and apply the proceeds as described, then we will incur a number of exceptional or one-off costs which will be reflected in future periods, including cash and non-cash interest charges relating to premium paid in connection with the notes redemption and to the write-off of deferred finance costs; predominantly non-cash charges relating to option grants under existing share ownership plans; and other transaction fees and costs arising out of the offering. In addition, in the event that we undertake an equity offering, participants in a plan implemented for certain key employees of Yellow Book USA and its subsidiaries would be entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are to be treated economically as if they had invested approximately $45 million in the Yell group in the same manner as the funds advanced by our sponsors. If we undertake an equity offering before autumn 2003, then we will accrue a non-cash compensation charge of approximately $54 million (approximately £34 million). In satisfaction of those obligations, it is expected that plan participants will exchange their interests in the plan for equity in our parent company to be sold to the extent possible as part of a secondary offering.

Other Matters

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than employee incentive arrangements that are triggered upon a change in ownership and the hedges discussed in this document.

Treasury Policy

Our treasury operation’s primary role is to manage liquidity, funding investment and our financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

        Our board of directors sets the treasury department’s policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by our board of directors. It is likely that derivative financial instruments, including forward foreign exchange contracts, if entered into, will be used only for hedging purposes.

Policy and practice on payment of creditors

The Group’s policy is to use its purchasing power fairly and to pay promptly and as agreed. The Group has a variety of payment terms with suppliers. The term for payments for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers.

It is the Group’s policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the Group in a timely fashion and is complete. The Group’s payment terms are printed on the Group’s standard purchase order forms or, where appropriate, specified in individual contracts agreed with suppliers.

At 31 March 2003 trade creditors in the United Kingdom and in the United States represented 26 days and 32 days of purchases, respectively.

Significant Differences Between UK and US GAAP

Our combined and consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Differences result primarily from the different treatment of purchase price allocations when accounting for acquisitions, ‘push-down’ accounting for payments made to certain members of management by BT prior to the Yell purchase, costs associated with selling advertisements, derivative financial instruments, pensions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes. See note 26 of the notes to the financial statements included elsewhere in this annual report on differences between US GAAP and UK GAAP.

New UK Accounting Standards

In November 2000, the Accounting Standards Board (“ASB”) issued Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”). In November 2000, the ASB announced an extended transitional regime for FRS 17. This has the effect of extending the transitional disclosure period and deferring the mandatory requirement for full adoption until periods beginning on or after 1 January 2005. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 March 2002 and 2003. We have presented the required disclosure under the transition rules of FRS 17 in note 21 of the notes to the financial statements in Item 18 “Financial Statements—Accountants’ Report”. FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting the scheme surpluses or deficits. Upon full adoption of FRS 17 the results of prior periods will also be restated to reflect its requirements. Adoption of the standard could result in more volatile pension changes from period to period when market valuations do materially fluctuate.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the “Regulation”) requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued a standard on transition to IFRS in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first time adoption of IFRS and other key areas such as business combinations and share based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts (“FREDs”). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Group will adopt any FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and/or the adoption of IFRS could possibly have a material impact on the Group’s financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

Recent US GAAP Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No 141 “Business Combinations” (“SFAS 141”), which supersedes APB opinion No 16 “Business Combinations” and Statement of Financial Accounting Standards No 38 “Accounting for Pre-acquisition Contingencies of Purchased Enterprises”. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group’s financial condition or results of operations.

Also, in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption on 1 April 2002, we completed our impairment tests of goodwill and determined that the goodwill balances were not impaired, and we evaluated our depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement during the year ended 31 March 2003 did not have a material impact on our financial condition or results of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this standard for the year ended 31 March 2003 did not have a material impact on the Group’s financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 “Recission of FASB Statements No 4, 44, and 64, Amendment of FASB Statement No 13 and Technical Corrections” (“SFAS 145”). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in APB Opinion No 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002. We do not expect the adoption of this standard to have a material effect on our financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No 146 “Accounting for Costs Associated with Exit of Disposal Activities” (“SFAS 146”). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit plans initiated after 31 December 2002. We do not expect the adoption of this standard to have a material effect on our financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). This standard amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. We do not expect the adoption of SFAS 148 to have a material impact on our financial position, earnings or cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards No 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivatives Instruments and Hedging Activities”. This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. We are in the process of assessing the impact of adopting this standard.

In May 2003, the FASB issued Statement of Financial Accounting Standards No 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This standard shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the standard and still existing at the beginning of the interim period of adoption. We are in the process of assessing the impact of adopting this standard.

Critical Accounting Estimates

The consolidated financial statements include accounts of Yell Group and all of its subsidiaries. In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe that there is a great likelihood that materially different amounts would be reported related to the items described below. We consider the following items to be the most significant estimates, which require our management to make subjective and complex judgements or to consider matters that are inherently uncertain.

Allowance for doubtful debts.    We have reduced our debtors by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

If our allowance for credit losses as a percentage of turnover had been 1.0% higher or lower during the year ended 31 March 2003, then loss before tax would have varied by approximately £11 million.

Goodwill and tangible fixed assets.    Goodwill and tangible fixed assets are long-lived assets that are amortised over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If the useful economic lives had increased or decreased by an average of one year during the year ended 31 March 2003, then our amortisation charge would have varied by approximately £5 million and our depreciation charge would have varied by approximately £7 million. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Pensions.    The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 21 of the notes to the financial statements included elsewhere in this annual report and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

Taxes.    The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. In the year ended 31 March 2003, we reduced our net loss for the year by £17 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. At 31 March 2003, we have not recognised potential deferred tax assets totalling £27 million.

C.    Research and Development, Patents, Licenses, etc.

Not applicable.

D.    Trend Information

Current Trading and Prospects

Since 31 March 2003, trading has developed favourably and in line with our expectations.

In the United Kingdom, based on directories published in the current financial year and information regarding sales canvasses closed, our UK printed directories have experienced volume growth in our sales of advertising. As expected, following the higher incremental growth in the 2003 financial year from the roll-out of colour advertising, our growth rate is now returning towards the levels experienced prior to 2003. Our prices have continued to decline pursuant to the regulatory undertakings, which affect all Yellow Pages directories published in the United Kingdom in the current period. However, notwithstanding the regulatory undertakings, we are currently experiencing an increase in turnover as compared to the same period in the prior year.

In the United States, we have also continued to grow turnover on a US-dollar basis during the current financial year. We have seen a favourable effect on profit margins in our US business as we have adopted our strategy of developing directories that we have launched in prior years. Based on directories published to date and sales canvasses closed, we have continued to experience same-market growth. The integration of Yellow Book West into our US operations and the transfer of best practices within Yellow Book is beginning to have a positive effect on sales growth.

The depreciation of the US dollar against the pound sterling has a negative effect on the reported results of our US operations when translated into pounds sterling. However, this negative effect is mitigated to some extent by the positive effect on our US dollar-denominated interest charges.

We are confident about the prospects for the Yell Group for the current financial year.

See Items 3.D. “Key Information—Risk Factors”, 5.A. “Operating and Financial Review and Prospects— Operating Results” and 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a further discussion of information required by this item. See also Item 3. “Key Information— Cautionary Statement Regarding Forward-Looking Information”.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

A.     Directors and Senior Management

The Directors of Yell Group plc, our parent, their dates of birth and positions are as follows:

Name	Date of birth	Position
Robert Avisson Scott	6 January 1942	Chairman (non-executive)
John Condron	14 November 1949	Chief Executive Officer (executive)
John Gordon Davis	21 March 1962	Chief Financial Officer (executive)
Charles Gordon Carey	22 November 1953	Director (non-executive)
John Bernard Coghlan	19 April 1958	Director (non-executive)
Joachim Eberhardt	26 August 1963	Director (non-executive)
Lyndon Lea	13 January 1969	Director (non-executive)
Lord Charles David Powell of Bayswater	6 July 1941	Director (non-executive)

John Condron was previously the Managing Director of the Group, when it was a division of BT. Mr Condron started working for BT in 1973 in the International Finance Division. He later became Strategy Manager for BT’s White Pages Division in 1978 before joining the Group in 1980 as New Product Development Manager. In 1987, he became the Marketing and Sales Controller and, in 1992, he assumed the additional responsibility of Managing Director of Yellow Pages Sales Limited. In January 1994, Mr Condron was appointed as the Managing Director of the Group. Mr Condron is Chairman of the UK’s Directory and Database Publishers Association and a member of the UK Government’s Advisory Committee on Advertising. Mr Condron is a director of Yellow Pages Sales Limited, General Art Services Limited, Yellow Book USA, Inc., Yellow Book of New York, Inc. and Yellow Book of Pennsylvania, Inc. He received an honours degree in Economics from Queen’s University in Belfast.

John Gordon Davis is also a director of Yellow Pages Sales Limited and General Arts Services Limited. Before joining the Company in September 2000, Mr Davis was Group Finance Director at Yahoo! Europe. Before then, he worked for Pearson plc from 1997 to 2000 as Chief Financial Officer for their US operations, and as a board director of Pearson Inc. He subsequently became Finance Director of the Financial Times Group Limited. Mr Davis was a director of a number of Pearson subsidiaries from which he resigned prior to leaving Pearson, including Millartrice Limited. Mr Davis began his career at Price Waterhouse, where he qualified as a Chartered Accountant. From 1989 to 1997, he held a variety of positions at EMAP plc, including Director of Corporate Finance/Treasury and Finance Director of EMAP Radio. Mr Davis received a degree in Accounting from the University of Kent and a master’s degree from the Stanford Graduate School of Business. Mr Davis is also the secretary of Yell Group plc.

Robert Avisson Scott is currently a non-executive director of The Royal Bank of Scotland Group plc, and its subsidiary companies, Royal Bank of Scotland plc and National Westminster Bank plc, as well as Jardine Lloyd Thompson Group and Swiss Reinsurance Company Zurich. Mr Scott retired as group chief executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and a member of the President’s Committee of the CBI from 1998-2000.

Charles Gordon Carey is currently a consultant and member of the board of directors of News Corporation, Inc. Until January 2002, Mr Carey had served as co-chief operating officer of News Corporation, Inc. and the Fox Entertainment Group, Inc., and president and chief executive officer of Sky Global Networks, Inc. Mr. Carey has been appointed president and chief executive officer of Hughes Electronics Corporation and will assume this role upon the completion of News Corporation’s acquisition of a 34% interest in Hughes Electronics. Mr Carey joined News Corporation, Inc. and The Fox Entertainment Group, Inc. in 1988, and served in numerous roles including executive vice president of Fox, Inc. from 1992 to 1994, chairman and chief executive officer of the Fox Television Group from 1994 to 2000. Prior to joining News Corporation, Inc., Mr Carey was employed at Columbia Pictures in various senior capacities from 1981 to 1987. Mr Carey is also a member of the board of directors of Gateway, Inc., British Sky Broadcasting Group and Sky Italia.

John Bernard Coghlan is currently deputy chief executive and group finance director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, Mr Coghlan qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles.

Joachim Eberhardt is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in Auburn Hills, United States. Until 1 June of 2003 he was President & CEO of DaimlerChrysler UK Ltd, a position he held since November 1999. He joined Mercedes-Benz in Germany in 1985 and transferred to Mercedes-Benz of North America in 1988, where he progressed through positions as Assistant to the President/CEO and Group Manager Executive Staff to become General Manager of the company’s own retail outlet in Manhattan. He then took over the role of General Manager, Marketing and Product Management, Passenger Car and Light Trucks in Montvale, New Jersey. From 1996 to 1998, he worked again at the Daimler-Benz AG headquarters in Germany as Vice President for Product Marketing and Management within the Passenger Car Division. He returned to the United States in early 1998 to take up the position of Vice President, Marketing. He is currently a non-executive director of a number of DaimlerChrysler owned subsidiaries, including DaimlerChrysler Services UK Ltd and Evobus UK Ltd. Mr Eberhardt holds a Masters of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

Lyndon Lea is a Partner of Hicks Muse and has been with Hicks Muse since 1998. Mr Lea currently serves on the boards of Premier International Foods Plc, HMTF Furniture Limited (which wholly owns Christie Tyler Limited), Eurotax Glass’s Holding AG and Burton’s Foods Limited. Prior to joining Hicks Muse, Mr Lea served at Glenisla, which was then the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York. Mr Lea received his BA Honours in Business Administration from the University of Western Ontario, Canada.

Lord Charles David Powell of Bayswater is currently non-executive chairman of Sagitta Asset Management Ltd. and UK chairman of Moet Hennessy-Louis Vuitton. Lord Powell is also a non-executive director of Caterpillar Inc., Textron Corporation, Mandarin Oriental Hotel Group, Schindler Holdings, Matheson & Co. and British Mediterranean Airways, amongst others. He sits on the advisory boards of a number of companies including Rolls Royce, Barrick Gold and Magna, and is a member of the European Strategy Board of Hicks, Muse. Lord Powell is also President of the China-Britain Business Council, chairman of the trustees of the Said Business School Foundation at Oxford University and a trustee of the British Museum. He received the KCMG in 1990 and was named a Life Peer in 2000. He sits as a cross-bench member of the House of Lords.

Senior Management

Our senior management team (in addition to the executive directors listed above), their dates of birth and positions are as follows:

Name	Date of birth	Position
Steve Chambers	29 September 1953	Chief Commercial Officer
Eddie Cheng	15 March 1952	eBusiness Director
Paul Fry	25 May 1951	Strategy & Business Development Director
James Haddad	4 March 1957	Chief Financial Officer USA
John Satchwell	11 March 1955	Operations Director
Victoria Sharrar	2 June 1958	Chief Sales Officer USA
Joseph Walsh	15 April 1963	Chief Executive Officer USA

Steve Chambers is responsible for sales and marketing of the Group’s services. Mr Chambers has worked in the directories business for over 20 years and prior to joining us in 1993, Mr Chambers held a variety of sales management positions including serving as a sales director with ITT World Directories UK. Prior to his appointment as Chief Commercial Officer, he served as Head of Sales of Yellow Pages Sales Limited.

Eddie Cheng is responsible for all the Group’s UK new media services. Dr Cheng joined the Group in 1984 as a product development manager. He started his career as a sales representative for Ciba Geigy before joining BT in 1981 as a product manager in Prestel. Dr Cheng served on the Department of Trade and Industry’s steering committee on electronic publishing during 1998. In 2003 Dr Cheng was involved in a National Audit Office’s study on eBusiness transformation. Dr Cheng serves on the IAB’s (UK) leadership council and was a member of BT’s Executive Technology Council when Yellow Pages was a division of BT.

Paul Fry joined us in 1974. Since then, Mr Fry has worked in the Operations, Marketing and Business planning departments and has lead a number of key business development projects. Mr Fry has served as our Strategic Development Director. He has represented the Group in several external organisations, including in the role of board director of the European Association of Directory Publishers.

James Haddad is Chief Financial Officer in the United States. Mr Haddad joined McLeodUSA Publishing Company in 1986, where he served as a Senior Vice President and its Chief Operating Officer until its acquisition by the Yell Group. Prior to 1996, Mr Haddad was Vice President–Finance and Chief Financial Officer from 1986 to 1996. Mr Haddad received a bachelor’s degree in Business Administration with distinction from the University of Iowa.

John Satchwell is responsible for our customer services, computing, process development and publishing activities. Prior to joining us in 1993, Mr Satchwell was Deputy Managing Director of ITT World Directories UK. He has also held management positions in GKN and Burmah Castrol. He is also a director of River Gardens Management Company Limited. Mr Satchwell received an MA in Business Administration from Warwick University.

Victoria Sharrar is Chief Sales Officer in the United States. Ms Sharrar was Vice President and General Manager of the RH Donnelley Proprietary East business that Yellow Book acquired in 1997. Prior to the acquisition Ms Sharrar worked for the RH Donnelley Proprietary East and West coast operations for over 12 years. She has a total of over 18 years’ experience in the independent directory business. Ms Sharrar received a BA from the University of Southern California. She currently sits on the board of the Association of Directory Publishers.

Joseph Walsh joined Yellow Book USA, Inc. in 1987 and served as its Chairman and Chief Executive Officer from 1993 until its acquisition by us in August 1999. Before then, he co-founded IYP Publishing in 1982 and joined Data National as the Vice President of Sales in 1985, when IYP Publishing was acquired by Data National. Mr Walsh has been Chairman of the Association of Directory Publishers and has served on the Board of the Association of Directory Marketing in the United States.

B. Compensation

The aggregate remuneration paid to or on behalf of all our senior management, including those members of management appointed as executive directors for the 2003 financial year, was £4,144,647 (including salaries, fees, commissions and bonuses).

These amounts exclude all pension and other post-retirement benefits provided to our executive directors and senior management, other than those required to be paid or contributed to by law. These amounts also exclude expenses such as business travel, professional and business association dues and expenses reimbursed to our senior management.

Pension contributions paid in respect of our senior management as a group for the 2003 financial year was £193,018.

The remuneration paid to or on behalf of our highest-paid senior manager or executive director for the 2003 financial year was £1,100,344 in salaries, fees, commissions, bonuses and pensions.

At 31 July 2002 and 31 March 2003, we had total outstanding loans of £20,000 made to our senior management in relation to a car ownership scheme. No outstanding loans or guarantees were granted or provided by us or any of our subsidiaries to or for the benefit of any of our senior management subsequent to 31 July 2002.

Pension Schemes

In the United Kingdom, Yell Group employees participate in the Yell pension plan (the “Yell Pension Plan”).

In the United States, employees of Yellow Book East were able to participate in the Yellow Book Profit Sharing Retirement Savings Plan (the “Yellow Book Pension Scheme”) and employees of Yellow Book West in the McLeod USA Publishing 401(k) Profit Sharing Plan (the “McLeod Pension Scheme”) until 31 December 2002.

The Yellow Book Pension Scheme and the McLeod Pension Scheme were replaced by a single new Yellow Book USA 401(k) Profit Sharing Plan (the “Yellow Book USA Pension Scheme”), available to Yell Group’s eligible employees in the United States from 1 January 2003.

Yell Pension Plan

The Yell Pension Plan was established with effect from 6 April 1981.

Group employees who prior to the Yell purchase participated in the BT pension scheme (the “BT Pension Scheme”) continued to do so until 31 October 2001. These employees were then offered membership of the Yell Pension Plan with effect from 1 November 2001. In October 2001, the Yell Pension Plan was amended to include two additional defined benefit sections so that former BT Pension Scheme members could receive substantially similar benefits under the Yell Pension Plan for future service and an additional defined contribution section.

The Yell Pension Plan now has four benefit sections, each of which is governed by a separate section within the scheme rules. The Yell Pension Plan is a funded, contributory, exempt-approved scheme. One of the conditions of approval by the UK Inland Revenue is that the benefits for individual members do not exceed prescribed limits. Sections One to Three of the Yell Pension Plan provide defined benefits and are contracted out of the State Second Pension. Section Four attracts defined contributions and members are contracted in to the State Second Pension.

Section One provides defined benefits for those employees who were members of the Yell Pension Plan prior to the Yell purchase and is closed to new entrants. Section Two was designed to provide defined benefits similar to those provided under Sections B of the BT Pension Scheme and is closed to new entrants. Former members of Section A of the BT Pension Scheme were also offered membership in Section Two of the Yell Pension Plan with effect from 1 November 2001. Section Three of the Yell Pension Plan was designed to provide defined benefits similar to those provided under Section C of the BT Pension Scheme and is closed to new entrants.

Section Four of the Yell Pension Plan provides benefits on a defined contribution basis and generally is for employees joining the Yell Pension Plan after 1 October 2001 (other than those eligible to join Section Two or Section Three on 1 November 2001).

As at 31 March 2003, there were approximately 2,430 members of Sections One, Two and Three and 170 members of Section Four of the Yell Pension Plan and a further 1,240 members who were covered for death benefits only.

There are no special arrangements for Directors or senior managers within the Yell Pension Plan, with the exception of John Davis and John Condron. For further information see “C. Board Practices—Directors’ Service Agreements and Senior Management’s Employment Agreements”.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (“SSAP 24”) basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation done since that time, it is likely that the funding position has worsened due to recent adverse changes in the capital markets.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2002 and 31 March 2003 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £33 million at 31 March 2003. This deficit arose primarily as a result of recent adverse conditions in the capital markets.

Our employer pension contribution to the defined benefit pension scheme during the 2003 financial year was £8.0 million. We expect to increase our annual employer pension contribution by approximately £1.0 million from 1 April 2003. We will continue to review the funding position of the scheme to determine whether additional increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in Note 21 to the financial statements.

The Group currently contributes 13.05% of pensionable earnings to the Yell Pension Plan Sections One, Two and Three. The Company currently makes contributions to Section Four of the Yell Pension Plan as follows:

Years of service completed at previous month end	Employer contribution rate (percentage of pensionable earnings)
Up to 5	4%
5-9	6%
10-14	8%
15+	10%

The BT Pension Plan paid the balance of one transfer payment agreed under the Business Sale Agreement (as described under Item 10.C. “Additional Information—Material Contracts”) on 19 September 2002.

In common with most UK pension schemes, no attempt has been made to equalise between the sexes guaranteed minimum pensions and associated entitlements arising out of the arrangements for contracting out of the State Earnings Related Pension Scheme up to 6 April 1997.

The Yell Pension Plan is managed by a board of independent trustees, who act after taking appropriate advice from actuaries, lawyers and investment advisors. The trustees have appointed professional administrators and fund managers. Funds to meet the defined liabilities of Sections One, Two and Three are managed in line with an asset allocation strategy determined by the trustees and agreed with the employer. The trustees offer members of the defined contribution Section Four a choice of investment funds which are administered by an independent manager, who directs funds in line with a member’s directions and reports on the performance of independent fund managers.

Yellow Book USA Pension Scheme

The Yellow Book USA Pension Scheme provides deferred retirement and savings benefits to participants based upon the amounts contributed to the participant’s account by the employer and the employee and the investment return achieved on these accounts. The Yellow Book USA Pension Scheme is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is also qualified under Section 401(a) of the US Internal Revenue Code of 1986, as amended (the “US Internal Revenue Code”) and is therefore exempt from federal taxes under Section 501(a) of the US Internal Revenue Code.

Participants may contribute up to 50% of their annual eligible compensation. Yellow Book makes matching contributions of 50% of the first 6% of participant contributions. During the 2003 financial year, Yellow Book paid employer’s contributions of $1,979,356 to the Yellow Book Pension Schemes. Matching contributions vest according to a schedule based on years of service. In addition, Yellow Book may make discretionary profit-sharing contributions to the Yellow Book Pension Scheme on behalf of eligible participants. Yellow Book did not make any discretionary sharing contributions to the Yellow Book Pension Schemes in the 2003 financial year. The assets of the plan are held separately from those of the Group in an independently administered fund. See also note 21 of the notes to the financial statements included elsewhere in this annual report.

C. Board Practices

Please see Item 10.B. “Additional Information—Memorandum and Articles of Association” for a description of the provisions regarding directors in the Articles of Association of Yell Group plc.

Board Composition

Currently, the board of our parent is composed of eight members. Each director has one vote. Resolutions will be adopted by a majority vote of those present at meetings. Our parent’s board of directors has established an audit committee and a remuneration committee.

Audit Committee

The purpose of the Yell Group plc audit committee is to ensure that (1) the accounting and financial policies and controls of the Yell Group, including Yell Finance BV, are proper and effective, (2) the internal and external auditing processes are properly co-ordinated and work effectively and (3) the integrity of the financial statements and information published by the various companies that comprise the Yell Group is preserved.

The audit committee meets at least twice a year and comprises of two non-executive directors of Yell Group plc, John Coghlan and Joachim Eberhardt. Audit committee meetings are attended by the chief financial officer of the Yell Group and the head of internal audit of the Yell Group. Any of the other directors of Yell Group plc and the external auditors have the right to attend any audit committee meeting. John Coghlan acts as the audit committee financial expert.

Remuneration Committee

The remuneration committee normally meets at least twice a year and is comprised of up to four directors appointed by the Sponsors and the chief executive officer of our parent. The current remuneration committee members are John Condron, Lyndon Lea and Stephen Grabiner.

The purpose of the remuneration committee is to ensure that (1) the executive directors and the senior employees of the various companies that comprise the Yell Group are fairly rewarded and (2) the remuneration of such executives and senior employees is independently approved and monitored.

The approval of John Condron’s remuneration is outside the scope of the committee.

Directors’ Service Agreements and Senior Management’s Employment Agreements

On 22 June 2001, we entered into a service agreement with John Condron. The agreement can be terminated at any time by either party upon 12 months’ notice. Under the agreement, Mr Condron is eligible to receive an annual bonus of 50% to 100% of his base salary subject to the achievement of performance targets. If Mr Condron’s employment is terminated by us other than for cause, he will be entitled to his salary and the value of benefits for a period, equivalent to the notice period or any unexpired part, and a pro rata bonus payment for the period from the start of the bonus year to the termination date based on factors set forth in the agreement. In addition, if Mr Condron’s employment is terminated by us other than for cause during the five years following the Yell purchase or until the occurrence of certain Sponsor exit events, he will be entitled to receive an additional lump-sum payment. This lump-sum payment together with the termination payment described above will equal US$5 million if the termination occurs during the first year, US$3 million during the second year, US$2 million during the third year and US$1 million during the fourth or fifth year.

John Condron is a member of Section 2 of the Yell Pension Plan. This was previously Section B of the BT scheme, which Mr. Condron joined in January 1973. As such, he is not currently subject to the Pension earnings cap under the UK 1989 Finance Act. There has been an arrangement in place since 1996 for 1/45th accrual (an additional 71 days service per year). This provision is subject to the total pension from all sources not exceeding Inland Revenue limits.

On 22 June 2001, we entered into a service agreement with John Davis. The agreement can be terminated at any time by either party upon 24 months’ notice. Mr Davis is eligible to receive an annual bonus payment of 40% to 100% of his base salary. If Mr Davis’s employment is terminated by us other than for cause, he will be entitled to his salary and the value of benefits for a period equivalent to the notice period or any unexpired part, and a pro rata bonus payment for the period from the start of the bonus year to the termination date base on factors set forth in the agreement.

John Davis has a contractual pension arrangement which is partially met by membership in both Sections One and Three of the Yell Pension Plan. The entitlement that exceeds the approved benefit under the UK 1989 Finance Act is currently being provided on an unfunded basis. There is an overriding clause that restricts benefits and the pension equivalent of any cash sum taken at retirement to two thirds of his pensionable salary. Benefits payable by us may have to be reduced to ensure that this limit is not exceeded.

On 22 June 2001, we also entered into service agreements with Steve Chambers, Eddie Cheng, Paul Fry and John Satchwell. Each agreement can be terminated at any time by either party upon 12 months’ notice. Each of these senior managers is eligible to receive an annual bonus payment of 40% to 100% of his base salary. If a senior manager’s employment is terminated by us other than for cause, he will be entitled to his salary and the value of benefits for a period equivalent to the notice period or any unexpired part thereof.

All agreements described above contain restrictions governing competition, solicitation of customers and solicitation of key employees, each lasting for a period of 12 months from termination of employment.

If the proposed capital raising by our parent company is successful, as expected, new service agreements will be executed.

D. Employees

The following table reflects the number of employees by employment status in the Yell Group as at 31 March 2003:

	United Kingdom	United States	Total
Full-time employees	2,984	4,434	7,418
Part-time employees	424	36	460

Total employees	3,408	4,470	7,878

Full-time equivalent	3,265	4,452	7,717

The following table reflects the average number of employees(1) in the Yell Group for the periods indicated:

	Year ended 31 March
	2001	2002	2003
UK employees	3,110	3,271	3,319
US employees	1,887	2,050	4,350

Total employees	4,997	5,321	7,669

	Year ended 31 March 2003
	United Kingdom (%)	United States (%)
Marketing and sales	82.5	66.5
Other	17.5	33.5

(1)	Full-time and full-time equivalent.

In the United Kingdom, some of our employees are represented by three labour unions which collectively represent approximately 255 full-time employees and approximately 33 part-time employees. Membership in those unions is individual and voluntary. No unions have representation rights in respect of our employees in the United States.

We believe our relations with the unions of which our employees are members are on good terms.

E.    Share Ownership

The following table reflects the share ownership of our directors in our parent, Yell Group plc at 31 March 2002 and 2003:

Name	Number of £0.01 ordinary Shares held	Percentage of share ownership
John Condron	3,000,000	2.6
John Davis	1,250,000	1.1
Non-executive directors	—	n/a

Incentive Schemes

Our parent adopted the Yell Group Limited Employee Plan (the “Yell Employee Plan”), the Yell Group Limited US Employee Plan (the “Yell US Employee Plan”), the Yell Group Limited Senior Manager Incentive Plan (the “Yell Manager Plan”) and the Yell Group plc Yellow Book (USA) West Management Share Option Scheme (including the US Supplement) (the “Yellow Book (USA) West Management Scheme”) (together the “Yell Schemes”) for employees of any participating company (being Yell Group plc and any subsidiary that the remuneration committee of our parent’s board of directors (including the Chief Executive Officer of Yellow Book USA) (the “committee”) in its absolute discretion decided should be a participating company).

Yellow Book USA, Inc. (our indirect subsidiary) has adopted the Yellow Book USA, Inc. Phantom DDB Plan (the “Phantom DDB Plan”) and the Yellow Book USA Management Equity Plan (the “US Equity Plan”) (together the “Yell US Schemes”) for employees of Yellow Book USA, Inc. and its subsidiaries in the United States.

The Yell Schemes and the Yell US Schemes (except the Yellow Book (USA) West Management Scheme) are all administered by the committee or, where relevant, the trustee for the time being of the Yell Employee Benefit Trust (the “Trustee”). The terms of the Trustee’s appointment are set out in the trust deed establishing the Yell Employee Benefit Trust dated 13 March 2002. The Yellow Book (USA) West Management Scheme is administered by the remuneration committee.

The Yell Group Limited Employee Plan

The Yell Employee Plan has the following main features:

Eligibility

The Yell Employee Plan is only available to employees of any participating company (including an employee who is also a director, but excluding non-executive directors of Yell Group plc (formerly Yell Group Limited)).

Grant of options

Options may be granted at any time to eligible employees by the committee or the Trustee to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

Limits

No option to subscribe for ordinary shares may be granted under the rules of the Yell Employee Plan if, when aggregated with (i) the number of ordinary shares issued on the exercise of (or remaining capable of being issued on the exercise of) options, and (ii) the number of ordinary shares issued on the exercise of options (or remaining capable of being issued) pursuant to any other share incentive plan established by Yell Group plc (excluding any ordinary shares issued or issuable within the limits set out in the Yell Manager Plan and the Yellow Book (USA) West Management Scheme) would exceed two million ordinary shares.

Exercise of options and lapse of options

An option granted under the Yell Employee Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation, Winding-Up or Change of Control of Yell Group plc (each as defined in the rules of the Yell Employee Plan)) and subject to the satisfaction of any conditions imposed (if any).

In the event of a Quotation:

•	an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate; and

•	if all or some of the shareholders are required to give undertakings not to sell some of their ordinary shares in order to maintain a regular market, then the optionholder shall also undertake not to sell his ordinary shares (or such proportion of his ordinary shares as the committee may in its discretion determine), for a period of six months from the date of the Quotation or such shorter period as the committee may determine (and no option shall be exercised until such an undertaking has been given).

An optionholder may exercise his or her option in respect of all or some of the ordinary shares comprised in the option.

If an optionholder ceases to be an employee of Yell Group plc or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability, the option will be exercisable within a specified period from the date of such cessation.

Yell Group plc shall bear any liability to employer’s National Insurance contributions arising in relation to the option.

Adjustment of option terms

In the event of an increase, or variation of the share capital of Yell Group plc, the committee (or, where relevant, the Trustee) may make such adjustments as it considers fair and reasonable to the number of ordinary shares in respect of which any option granted under the Yell Employee Plan may be exercised, the price payable for the ordinary shares under any option or any limits set out in the Yell Employee Plan, provided that the price payable per ordinary share on the exercise of an option to subscribe for ordinary shares shall not be less than a sum equal to the nominal value of an ordinary share.

Modifications to the scheme

The basic structure of the Yell Employee Plan cannot be altered without the prior sanction of an ordinary resolution of Yell Group plc in a general meeting.

Termination

Our parent’s board of directors may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Employee Plan.

The Yell Group Limited US Employee Plan

Options may be granted under the Yell US Employee Plan in accordance with the provisions as set out above in relation to the Yell Employee Plan with the following modifications:

•	if the option was granted on 14 March 2002, the option may not be exercised until or after the date falling six months after the date of Quotation (as defined in the Yell US Employee Plan) or such earlier date as the committee may, in its absolute discretion decide;

•	such modifications as are necessary to enable options to be granted on terms that they qualify as Incentive Stock Options within the meaning of Sections 421 and 422 of the US Internal Revenue Code; and/or

•	such modifications as are necessary to comply with applicable US federal or state securities law.

In all other respects, the rules of the Yell US Employee Plan follow the rules of the Yell Employee Plan.

The Yell Group Limited Senior Manager Incentive Plan

The Yell Manager Plan has the following main features:

Eligibility

The Yell Manager Plan is only available to employees of any participating company (including an employee who is also a director, but excluding non-executive directors of Yell Group plc).

Grant of options

Options may be granted at any time to eligible employees by the committee or the Trustee to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

Limits

No option to subscribe for ordinary shares may be granted under the rules of the Yell Manager Plan if, when aggregated with (1) the number of ordinary shares in issue on that date (excluding any ordinary shares that are issued within (and count towards) the limit set out in the Yell Employee Plan); (2) the number of ordinary shares remaining capable of being issued on the exercise of options granted under the Yell Manager Plan; and (3) the number of ordinary shares capable of being issued pursuant to any other rights in existence on that date (excluding any ordinary shares issuable within (and counting towards) the limit set out in the Yell Employee Plan and the Yellow Book (USA) West Management Scheme, would exceed ten million ordinary shares.

Exercise of options and lapse of options

An option granted under the Yell Manager Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation, Winding-Up or Change of Control of Yell Group plc (each as defined in the rules of the Yell Manager Plan)) and (subject to the satisfaction of any conditions imposed, if any).

In the event of a Quotation:

•	an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate;

•	if all or some of the shareholders are required to give undertakings not to sell a percentage of their ordinary shares in order to maintain a regular market (the “Relevant Shareholders”) then the optionholder shall also undertake not to sell the same percentage of his or her ordinary shares (“Restricted Shares”) for the same period of time as the majority of the Relevant Shareholders are so restricted (and the optionholder may not exercise this option unless he or she has entered into such an undertaking); and

•	if the Relevant Shareholders are subsequently permitted to sell a proportion of their ordinary shares, then the optionholder shall also be able to sell a proportion of his or her Restricted Shares, such proportion being equal to the highest proportion of shares that the Relevant Shareholder is permitted to sell.

An optionholder may exercise his or her option in respect of all or some of the ordinary shares comprised in the option.

If an optionholder ceases to be an employee of Yell Group plc or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability the option (or such vested portion of the option, where relevant) will be exercisable for a specified period from the date of such cessation.

Yell Group plc shall bear any liability to employer’s National Insurance contributions arising in relation to the option.

Adjustment of option terms

In the event of an increase, or variation of the share capital of Yell Group plc, the committee (or, where relevant, the Trustee) may make such adjustments as it considers fair and reasonable, to the number of ordinary shares in respect of which any option granted under the Yell Manager Plan may be exercised, the price payable for the ordinary shares under any option or any limits set out in the Yell Manager Plan, provided that the price payable per ordinary share on the exercise of an option to subscribe for ordinary shares shall not be less than a sum equal to the nominal value of an ordinary share.

Modifications to the scheme

The basic structure of the Yell Manager Plan cannot be altered without the prior sanction of an ordinary resolution of Yell Group plc in general meeting.

Termination

Our parent’s board of directors may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Manager Plan.

The Yell Group plc Yellow Book (USA) West Management Share Option Scheme (the “Yellow Book (USA) West Management Scheme”)

The Yellow Book West Management Share Option Scheme is for certain key individuals employed by Yellow Book (USA) (“Yellow Book Management”). It is administered by the committee and has the following main features:

Grant of options

Eligibility

The Yellow Book (USA) West Management Scheme is only available to an employee or director of Yellow Book USA or one of its subsidiaries who is required to devote substantially the whole of his working time to the performance of his duties.

Grant of Options

Options may be granted at any time to eligible employees by the committee or the trustee (taking account of the recommendations of the committee) to acquire such number of ordinary shares at such price and subject to such terms and conditions as the committee or the trustee (taking account of the recommendations of the committee) may in its absolute discretion determine. Options may be granted on any day prior to the admission to the Daily Official List of the London Stock Exchange and admission to trading on the London Stock Exchange of the ordinary shares (“Admission”).

Limits

The total aggregate number of ordinary shares over which options may be granted under the rules of the Yellow Book (USA) West Management Scheme shall not exceed five hundred and fifty thousand ordinary shares.

Exercise of options and lapse of options

Options vest on a straight-line basis over a three-year period (one-third in each year) from the date of grant of the options. Options only become exercisable on a sale or listing.

In the event that a participant ceases to be in employment by reason of death, injury, disability, retirement at statutory age or any other circumstance that the committee in its absolute discretion so determines, his option will fully vest and be exercisable in its entirety, subject to and at the discretion of the committee. Special rules apply on a change of control of the Yell Group plc.

Options will lapse five years after the date of grant or immediately on a participant ceasing to be in employment in circumstances other than those described above and (if relevant) on the bankruptcy of the participant.

The exercise price of the option shall be determined by the committee of the trustee (but shall not be less than £3.51 per ordinary share). The exercise price may be rebased in certain circumstances.

Modification to the scheme

The committee may by resolution at any time amend the rules of the Yellow Book (USA) West Management Scheme, although no amendment maybe made which would abrogate or materially affect the subsisting rights of a participant unless it is made with his written consent or approved by resolution at a meeting of the participants passed by more than 50% of the participants who attend and vote in person or by proxy.

Termination

No options may be granted under the Yellow Book (USA) West Management Scheme more than five years after the effective date.

The Yell Group plc Yellow Book (USA) West Management Share Option Scheme – US Supplement (the “US Supplement”)

Options may be granted under the US Supplement of the Yellow Book (USA) West Management Scheme to eligible employees employed in the United States at the absolute discretion of the committee in accordance with the provisions set out above in relation to the Yellow Book (USA) West Management Scheme with the following modifications:

•	only non qualified stock options may be granted;

•	unless otherwise provided in the option certificate, the acquisition price of the options shall not be less than the higher of the exercise price determined in accordance with the rules of the Yellow Book (USA) West Management Scheme and 85% of the fair market value (within the meaning of Section 422 of the US Tax Code) of such ordinary shares on the date of grant;

•	Yell Group plc may cancel outstanding options at any time by paying the relevant participant a cash sum equal to the amount by which the value of the total number of ordinary shares subject to the option exceeds the aggregate exercise price of such shares; and

•	the US Supplement and any options granted pursuant to it shall comply with applicable US federal or state securities laws.

Yellow Book USA Management Bonus Arrangements

In October 2002 Yellow Book USA offered each of the individuals who were granted options under the Yellow Book (USA) West Management Scheme an opportunity to earn a specified cash bonus (in addition to the options granted to them under the Yellow Book (USA) West Management Scheme on 19 September 2002). One half of the stated cash bonus will be payable on Admission and the balance will be payable six months after Admission provided that the individuals concerned are employed by Yellow Book or one of its subsidiaries on the respective bonus payment dates. A total cash bonus pool of $499,900 has been offered to 34 individuals (in differing proportions).

Summary of options granted under the Yell Schemes

Options over a total of 3,638,570 ordinary shares remain capable of being exercised under the Yell Schemes as at 31 March 2003 as follows:

Plan	Total number of options granted over ordinary shares	Exercise price per share
Yell Senior Manager Plan	1,882,872	£0.01
Yell Employee Plan	849,000	£0.01
Yell US Employee Plan	356,700	£0.01
Yellow Book (USA) West Management Scheme	549,998	£3.51

Total	3,638,570

Yellow Book USA, Inc. Phantom DDB Plan (the “Phantom DDB Plan”)

Under the Phantom DDB Plan, units representing an initial sum of $44,918,182 have been granted, subject to vesting over three years, to certain employees of Yellow Book USA and its subsidiaries, but pay out only on the occurrence of an exit event (e.g. sale or quotation). These units, called “Phantom Units”, generally have the same economic benefits and risks as if that amount were invested in the DDBs (defined in Item 10.C. “Additional Information—Material Contracts—DDBs”).

Payments are made under the Phantom DDB Plan when payments are made under the DDB instrument in respect of the DDBs. The DDB instrument calls for payments to be made upon the optional redemption by Yell Group plc or the sale or quotation of Yell Group plc.

If the Sponsors were to receive marketable securities of the same class of securities as securities issued in a Quotation of Yell Group plc (defined therein as “Yell Marketable Securities”) in respect of their DDBs that are then sold as part of the Quotation, the Phantom DDB Plan participants will either be entitled to sell the same proportionate share of their Yell Marketable Securities in the Quotation on the same terms as the Sponsors or will receive the cash equivalent thereof as if the participants had sold their Yell Marketable Securities in the Quotation. Any such cash payments will be made promptly following the Quotation.

Any Yell Marketable Securities distributed in respect of Phantom DDB Units will be held by Yell Management Company LLC until the earlier of the disposition of Yell Marketable Securities by the Sponsors or one year.

Yell Group plc has guaranteed Yellow Book USA’s obligations under the Phantom DDB Plan.

Yellow Book USA, Inc. Management Equity Plan (the “US Equity Plan”)

Under the US Equity Plan, units representing all of the equity interests (“LLC Interests”) in Yell Management Company LLC have been granted to certain employees of Yellow Book USA and its subsidiaries. Yell Management Company LLC holds limited partnership interests in Yellow Pages Investments L.P., the limited partnership vehicle through which funds managed or advised by the Sponsors made their initial investments in the Company, based on a capital contribution to the limited partnership of £57,863. The LLC Interests are subject to vesting over three years.

In accordance with the Management Incentive Plan Trust and Distribution Agreement, if Yell Management Company LLC receives Yell Marketable Securities in respect of its partnership interests in Yellow Pages Investments L.P., Yell Management Company LLC will not distribute any such Yell Marketable Securities to the participants of the US Equity Plan until the earlier of the disposition of such Yell Marketable Securities by the Sponsors or one year from the date of any such receipt.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a wholly owned subsidiary of Yell Group plc, our parent.

The beneficial ownership of Yell Group plc is as set forth below:

Name of beneficial owner	Percentage of beneficial ownership(1)
Funds managed or advised by:
Apax Partners	44.35
Hicks Muse	44.35

88.70

Directors and management(2)	11.30

(1)	These percentages do not take into account any additional shares in our parent reserved for issue to our employees or additional shares to be issued on behalf of employees under the Yell US Schemes, each as described in Item 6.E. “Directors, Senior Management and Employees—Share Ownership—Incentive Schemes”.
(2)	None of the directors or senior management is expected to hold a direct or indirect beneficial interest of more than 1%, other than John Condron (2.6%), John Davis (1.1%) and Joseph Walsh (2.8%) (who holds an indirect interest in connection with the US Equity Plan referred to above).

B.    Related Party Transactions

On the acquisitions of McLeod and NDC, we paid an aggregate transaction fee of $9 million plus any applicable VAT (£6.2 million) and £0.6 million plus any applicable VAT respectively to affiliates of Hicks Muse and Apax Partners.

Subscription and Shareholders’ Agreement

On 25 May 2001, our parent Yell Group Limited (now Yell Group plc), Yellow Pages Investments L.P. and certain members of management including our executive directors entered into a subscription and shareholders’ agreement. We are not a party to this agreement. This agreement provides, amongst other things, that:

•	the Sponsors will have the right to appoint six directors, including a chairman of the board, or such greater number as constitutes a majority of the board of directors of each Yell Group company;

•	the chief executive officer and chief financial officer shall be entitled to be directors of each Yell Group company;

•	transfers of shares in our parent are restricted except as permitted by our parent’s articles of association;

•	the Yell Group should pay an arrangement fee of £30.0 million relating to the Yell purchase to affiliates of the Sponsors and reimburse professional fees and other expenses incurred in connection with the Yell purchase, which fees were included as transaction costs;

•	the Yell Group and our parent shall be obligated to pay to the Sponsors’ affiliates on a 50:50 basis an annual monitoring fee in aggregate equal to the greater of £1.5 million and 0.25% of the consolidated annual net sales of the Yell Group (plus VAT and out-of-pocket expenses); and

•	in connection with any tender offer, acquisition, sale, merger or similar transaction involving the Yell Group, our parent and the Yell Group will pay to the Sponsors’ affiliates a cash fee in aggregate equal to 1.5% of the total value of the transaction.

Please see note 23 of the notes to the financial statements included elsewhere in this annual report for a discussion of other related party transactions.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

No member of the Yell Group is or has been engaged in or, so far as we are aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had in the 2003 financial year a significant effect on the Group’s financial position.

B.    Significant Changes

Not applicable.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

Not applicable.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Notes are listed on the Luxembourg Stock Exchange.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Articles of Association

The Articles of Association of Yell Finance B.V. provides that its object is to carry on the business of a holding company. The business and affairs of the Company are managed by the board of directors (the “Board”). The Board, which must consist of at least one Director but has no specified maximum number of directors, is elected by the Company’s shareholders at a general meeting (a “General Meeting”). Board resolutions must be approved by an absolute majority of the votes cast. General Meetings, which must be held at least once a year, may be called by any of the Board, individual directors or individual shareholders. Actions that must be approved at a General Meeting include, amongst other things, (i) approving the Company’s annual accounts, (ii) declaring dividends, (iii) increasing, reducing or authorising the transfer of the Company’s share capital, (iv) appointing and removing directors, (v) approving certain Board resolutions and (vi) winding up the Company.

C.    Material Contracts

The following contracts are contracts (not entered into in the ordinary course of business) which have been entered into by the Company or another member of the Yell Group within the two years immediately preceding the date of this document which are or may be material.

Senior Facilities Agreement

The Company and certain of its affiliates have entered into a senior facilities agreement dated 25 May 2001 (as amended on 22 June 2001, 10 July 2001, 1 August 2001, 13 March 2002, 12 April 2002, 31 May 2002 and as amended and restated on 11 November 2002) between, inter alios, Yell Group plc, Yell Limited, Yellow Book Holdings, Inc., the companies identified therein as Borrowers and as Guarantors, Merrill Lynch International, CIBC World Markets plc, Credit Suisse First Boston and Deutsche Bank AG London as Arrangers, the Banks and Financial Institutions named therein and Deutsche Bank AG London as Facility Agent and Security Agent (the “Senior Facilities Agreement”).

Structure

The original term loan facilities consisted of: (i) term loan A, in the amount of £600 million; (ii) term loan B, in the amount of £175 million; (iii) term loan C1, in the amount of US$181,568,612.08; and (iv) term loan C2 in the amount of £52,241,919.42. The term loan facilities were used to finance the Yell purchase including, amongst other things, transaction costs. The revolving credit facility provides for revolving advances and the issuance of letters of credit and bank guarantees in an aggregate amount of up to £100 million, to be used for working capital and other general corporate purposes. In connection with the McLeod acquisition, a new term loan D facility was added in the amount of $250 million. This amount was drawn down on the date of the closing of the McLeod acquisition and was used to finance the acquisition of McLeod including, amongst other things, transaction costs. In connection with the refinancing of a bridge note purchase facility originally a part of the financing for the McLeod acquisition, a new term loan C3 facility was added in the amount of $123.5 million. The amount was drawn down on 11 November 2002 and was used together with available cash to refinance the bridge note purchase facility in its entirety.

Interest rates and fees

Advances under the various facilities bear interest at rates per annum equal to LIBOR plus, where appropriate, any applicable mandatory liquid asset costs (which are the adjustments required if The Bank of England mandates a change to the reserve requirements for lending banks), plus the following applicable margins: (i) 2.375% per annum for term loan A; (ii) 3% per annum for term loan B; (iii) 3.50% per annum for term loan C1, C2 and C3; (iv) 3% per annum for term loan D; and (v) 2.375% per annum for the revolving credit facility. There is a margin adjustment mechanism in relation to term loan A and the revolving credit facility, commencing with the accounting quarter ended 31 March 2002, under which the applicable margins may be reduced following reductions in Yell Group plc’s leverage ratio as reflected in the financial statements delivered for the previous accounting quarter. The leverage ratio is the ratio of the Yell Group plc’s total net debt to EBITDA.

An issuing bank fee of 0.125% per annum is payable quarterly in arrears on the issuing bank’s exposure under any letters of credit or bank guarantees issued pursuant to the revolving credit facility. Commitment commission is payable quarterly in arrears at a rate of 0.75% per annum on the undrawn and uncancelled portion of the revolving credit facility. There is a commitment commission adjustment mechanism in relation to the revolving credit facility, commencing with the accounting quarter ended 31 March 2002, under which the commitment commission may be reduced following reductions in Yell Group plc’s leverage ratio as reflected in the financial statements delivered for the previous accounting quarter.

Guarantees and security

Yell Group plc’s obligations under the senior credit facilities are guaranteed by, amongst others, Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and Yellow Book Group, Inc., and each of Yell Limited’s and Yellow Book Group, Inc.’s subsidiaries.

Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited and each subsidiary guarantor incorporated in the United Kingdom has granted a security interest over substantially all of its assets, including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements, and a floating charge over all of its other undertakings and assets. In addition, the shares of Yell Holdings 2 Limited, Yell Limited, YH Limited and the subsidiary guarantors incorporated in the United Kingdom have been charged in favour of Deutsche Bank AG London as security agent for the banks under the senior credit facilities.

Yellow Book Group, Inc. and each subsidiary guarantor incorporated in the United States has granted a security interest over substantially all of its assets, including a first-priority perfected lien over certain of its properties (including property), debts, bank accounts, insurance, intellectual property and specified agreements. In addition, the shares of the subsidiary guarantors incorporated in the United States have been pledged to Deutsche Bank AG London, as security agent for the banks under the senior credit facilities. Certain property owned by McLeodUSA in Cedar Rapids, Iowa has also been mortgaged in favour of Deutsche Bank AG London.

Yell Sàrl has granted a security interest over its intercompany receivables, in addition to a pledge over the shares of Yellow Book Group, Inc., as security for its obligations as a guarantor of the senior credit facilities.

Covenants

The senior credit facilities contain certain customary negative covenants, which restrict the borrowers and their subsidiaries (subject to certain agreed exceptions) from, amongst other things: (i) incurring additional debt; (ii) giving guarantees and indemnities; (iii) making loans to others; (iv) creating security interests on their assets; (v) making acquisitions and investments or entering into joint ventures; (vi) disposing of assets other than in the ordinary course of business; (vii) issuing shares other than, in the case of subsidiaries of Yell Group plc, to their direct holding companies which are wholly owned by Yell Group plc or, in the case of Yell Group plc, ordinary share capital carrying no creditor rights; (viii) preparing or amending or entering into subordinated debt or equity documents; or (ix) paying dividends or making payments in excess of agreed amounts to shareholders.

Acquisitions will, amongst other things, be permitted to the extent (but subject to further limitations) the aggregate cash or non-cash consideration paid and payable for such acquisitions does not exceed £100 million in any financial year, excluding the amount of consideration funded by shareholder debt, equity contributions or additional high-yield debt or the proceeds of an initial public offering (less the amount invested in permitted joint ventures in that financial year).

In addition, the senior credit facilities require Yell Group plc and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA (as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year.

The senior credit facilities also require the borrower to observe certain customary covenants, including, but not limited to, covenants relating to legal status, notification of default, making of claims, banking arrangements, guarantees and security, financial assistance, financial condition and hedging arrangements.

Maturity and amortisation

Term loan A is to be repaid in semi-annual instalments beginning on 30 September 2002 and continuing through 31 March 2008. Each of term loan B and term loan D is to be repaid in two instalments with 50% repayable on 30 September 2008 and the balance repayable on 31 March 2009. Term loan C1 and term loan C2 are to be repaid in semi-annual instalments beginning 30 September 2002 and continuing through 31 March 2010. Term loan C3 is to be repaid in semi-annual instalments beginning 31 March 2003 and continuing through 31 March 2010. No amounts repaid by the borrowers on the term loan facilities may be re-borrowed. The revolving credit facility will cease to be available for drawing on 22 May 2008. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts thus repaid are available for re-borrowing.

Prepayments

All loans under the senior credit facilities must be prepaid in full upon the occurrence of certain events, including (i) a change of control of Yell Group plc; (ii) a change of control as defined under the indentures relating to the Notes; and (iii) the sale of substantially all of the business and/or assets of Yell Group plc and its subsidiaries. On a listing of share capital of Yell Group plc or, in certain circumstances, any other member of the Yell Group on any recognised stock exchange or any sale or issue thereof by way of flotation or public offering which does not cause a change of control, the net proceeds, save to the extent reinvested in assets required for the business of the Yell Group, shall be applied to pre-pay the term loan facilities and revolving facilities to the extent required by the terms of the senior credit facilities. In addition, in certain circumstances the term loan facilities require prepayments from the net proceeds of price adjustments in connection with transactions, asset disposals, insurance claims and surplus cash.

Subject to an indemnity for broken funding costs, the borrower may voluntarily pre-pay amounts outstanding under the term loan facilities, without penalty or premium, at any time in whole or in part in minimum amounts of £3 million and, if greater, integral multiples of £1 million upon two business days’ notice to the facility agent.

Events of default

The senior credit facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

Hedging arrangements

The borrowers are required by the terms of the senior credit facilities to enter into hedging arrangements to provide protection in respect of interest rate risk exposure arising because the financing under the senior credit facilities is at floating interest rates. The hedging arrangements must cover at least 50% of the amount of the total commitments under the term loan facilities for a period of at least two years from the date of the Yell purchase closing (in the case of the term loan A, B, C1 and C2 facilities), two years from the date of the McLeod acquisition closing (in the case of the term loan D facility) and two years from 11 November 2002 (in the case of the term loan C3 facility). Hedging banks have been granted security, guarantee and subordination rights which rank at least equally with the obligations of the banks under the senior credit facilities.

If the proposed capital raising by our parent is successful, as expected, new bank facilities agreements will be executed.

Intercreditor Deed

Yell Group plc and certain of its affiliates have entered into an intercreditor deed, dated 22 June 2001 (as amended on 11 July 2001, 13 March 2002 and 16 April 2002 and further amended on 11 November 2002) with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes, Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the “Intercreditor Deed”).

The Intercreditor Deed provides for, amongst other things, the conditions upon which certain payments can and cannot be made in respect of intercompany loans made to Yell Group plc’s subsidiaries. The Intercreditor Deed includes provisions which:

•	prohibit Yell Group plc’s subsidiaries from making any payments to Yell Group plc in respect of any intercompany loans until the senior discharge date without the consent of the creditors under the senior credit facilities, except on dates and in amounts not exceeding scheduled interest due on the Notes plus certain fees and expenses incurred by Yell Group plc in connection with the administration of the Notes;

•	prohibit Yell Group plc and Yell Group plc’s subsidiaries from making any payments in respect of the BT Loan Notes (as defined under “—BT Loan Notes”), the bridge notes and the DDBs until the senior discharge date without the consent of the creditors under the senior credit facilities;

•	give the creditors under the senior credit facilities priority of payment over subordinated debt, including debt owed to Yell Group plc in the form of intercompany loans and debt owed by Yell Group plc in the form of subordinated shareholder loans in respect of the BT Loan Notes, the bridge notes and the DDBs;

•	prohibit Yell Group plc and its subsidiaries from making any payments, other than those payments described above, payments by Yell Finance B.V. and Yell Group plc in respect of the Notes, payments permitted under and in respect of the senior credit facilities and certain other payments to fund certain corporate overhead expenses, taxes and fees payable by Yell Group plc;

•	provide for the suspension of payments to Yell Finance B.V. or Yell Group plc under the intercompany loans in the event of a payment default under the senior credit facilities or if a payment blockage notice has been issued following any other type of default under the senior credit facilities;

•	prohibit any enforcement action by Yell Group plc on debt owed to Yell Group plc by its subsidiaries in the form of intercompany loans until the senior discharge date;

•	prohibit any enforcement action by Yell Group plc on debt owed to it by its subsidiaries in the form of subordinated shareholder loans until the senior discharge date; and

•	prohibit any enforcement action by the holders of the DDBs, the bridge notes and the BT Loan Notes on debt owed to them until the senior discharge date.

Senior Sterling Notes, Senior Dollar Notes and Senior Discount Dollar Notes

Yell Finance B.V. has issued £250 million principal amount of 10 ¾% Senior Sterling Notes due 2011, $200 million principal amount of 10 ¾% Senior Dollar Notes due 2011 and $288.25 million principal amount at maturity of 13 ½% Senior Discount Dollar

Notes due 2011 (collectively, the “Notes”) under indentures (the “Indentures”) dated as of 6 August 2001 and amended 18 January 2002, in each case among Yell Finance B.V., as the Issuer, Yellow Pages Limited as the Guarantor and The Bank of New York as the Trustee.

The Notes are general unsecured obligations of Yell Finance B.V. and mature on 1 August 2011, unless previously redeemed. The Senior Sterling Notes and Senior Dollar Notes bear interest at the rate of 10 ¾%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2002. The Senior Discount Dollar Notes were initially issued at a discount with an issue price of $521.33 per $1,000 principal amount at maturity. No interest is payable on the Senior Discount Dollar Notes prior to 1 August 2006. From and after 1 August 2006, each Senior Discount Dollar Note will bear interest at the rate of 13 ½%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2007.

The Notes will be subject to redemption at any time on or after 1 August 2006, at the option of the Issuer, in whole or in part, at the redemption prices set forth in the Indentures (initially par plus one-half the coupon declining to par on or after 1 August 2009). In addition, the Issuer may redeem all but not less than all of any series of Notes on or prior to 1 August 2006 by paying a make-whole premium based on the Gilt Rate (as defined therein) or the Treasury Rate (as defined therein).

Further, before 1 August 2004, the issuer may redeem up to 35% of the aggregate principal amount at maturity of each series of Notes with the net proceeds of a public equity offering at a price of 110.75% of the principal amount (in the case of the Senior Sterling Notes and Senior Dollar Notes) or 113.50% of the accreted amount of the Senior Discount Dollar Notes, if at least 65% of the original aggregate principal amount at maturity of such series remains outstanding after such redemption.

Unless previously called for redemption, if a Change of Control (as defined in the Indentures, which definition includes the requirement that a decline occur in respect of the rating of the Notes) shall occur at any time, then each holder of Notes shall have the right to require that the Issuer purchase such holder’s Notes in whole or in part at a purchase price in cash in an amount equal to 101% of the principal amount of the Senior Sterling Notes and the Senior Dollar Notes and 101% of the accreted value of the Senior Discount Dollar Notes.

The Indentures contain certain covenants which, amongst other things, restrict Yell Finance B.V.’s ability and the Restricted Subsidiaries (as defined therein) to:

•	incur additional indebtedness;

•	pay dividends or make distributions in respect of Yell Finance B.V.’s equity interests or make certain other investments or restricted payments;

•	issue certain guarantees;

•	enter into certain transactions with shareholders or affiliates;

•	create certain liens;

•	sell certain assets; or

•	create consensual restrictions on the ability of Restricted Subsidiaries to pay dividends and make certain other payments and transfer of assets to us and the other Restricted Subsidiaries.

In addition, the Indentures limit Yell Finance B.V.’s ability to consolidate, merge or sell all or substantially all of its assets.

The Indentures also contain events of default, including:

•	non-payment of amounts due;

•	failure to comply with provisions relating to a consolidation, merger or sale of all or substantially all of its assets;

•	failure to repurchase the Notes in accordance with the terms of the Indentures;

•	breach of covenants;

•	cross-defaults by Yell Finance B.V. or its significant subsidiaries;

•	certain judgment awards against Yell Finance B.V. or its significant subsidiaries; and

•	certain events of bankruptcy and insolvency.

Upon the occurrence of an event of default, the Trustee under the Indentures or the holders of 25% of outstanding Notes, may declare the Notes immediately due and payable at 100% of the principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of declaration.

Subordination Agreement

Yell Group Limited (now Yell Group plc) and Yell Finance B.V. entered into a subordination agreement dated 6 August 2001 with, amongst others, the holders of the DDBs and the trustee for the benefit of holders of the Notes (the “Subordination Agreement”). The terms of the Subordination Agreement are subject to those of the Intercreditor Deed.

The Subordination Agreement includes provisions that:

•	subordinate Yell Group plc’s right of payment under the intercompany loans made to Yell Finance B.V. to the prior payment in full of the Notes;

•	prohibit the maturity, redemption or repurchase of the intercompany loans prior to the maturity and repayment of the Notes;

•	prohibit the Yell Group plc’s subsidiaries from securing the intercompany loans by granting a lien on their assets or guaranteeing the intercompany loans;

•	entitle the holders of Notes to payment in full before Yell Group plc is entitled to receive any payment in respect of the intercompany loans, in the event of Yell Finance B.V.’s dissolution, bankruptcy, insolvency or similar circumstances;

•	prohibit the amendment of the intercompany loans in any manner adverse to the holders of the Notes, prior to the repayment of the Notes;

•	prohibit Yell Finance B.V. from making any payments on the intercompany loans prior to the repayment of the Notes (other than permitted payments under the Indentures), setting off any of the intercompany loans or securing the intercompany loans by a lien on Yell Finance B.V.’s assets; and

•	prohibit any of the holders of the DDBs from taking any action in respect of the DDBs contrary to Yell Group plc’s and Yell Finance B.V.’s obligations under the Subordination Agreement.

The provisions of the Subordination Agreement also prohibit Yell Group plc from:

•	taking any enforcement action on the intercompany loans prior to the maturity and repayment of the Notes in full in cash;

•	transferring or otherwise conveying any of the intercompany loans to any person other than Yell Finance B.V.; and

•	making any payments in respect of the DDBs or the BT Loan Notes; however, Yell Group plc may make such payments with its own funds or funds distributed to it in accordance with the restricted payments covenant in the Indentures.

Keepwell Agreement

Yell Group Limited (now Yell Group plc) has entered into a keepwell agreement with Yell Finance B.V. dated as of 6 August 2001 (as amended and restated on 6 April 2002), which provides that in the event Yell Finance B.V., in its sole discretion, determines that it will have insufficient funds (including funds available from its subsidiaries under the senior credit facilities) to meet its obligations under the Notes and under the bridge notes issued pursuant to a bridge credit facility put in place at the time of the McLeod acquisition in order to finance part of the McLeod acquisition costs (which bridge notes facility was refinanced in full on  11 November 2002 as described above in “—Senior Facilities Agreement”), it will promptly notify Yell Group plc, and Yell Group plc will make available to Yell Finance B.V. before the due date of such obligations, funds sufficient to enable Yell Finance B.V. to satisfy such payment obligations (the “Keepwell Agreement”). Such funds will be made available to Yell Finance B.V. either as a capital contribution or a subordinated loan in compliance with the terms of the Indentures and on the basis that no interest or principal payments may be made on any such subordinated loan unless Yell Finance B.V., immediately before and after such payment, is solvent in all respects and such subordinated loan is subordinated to the Notes or the bridge notes in the event of bankruptcy or insolvency.

In accordance with certain requirements of the Dutch Central Bank, the Keepwell Agreement will be enforceable against Yell Group plc only by Yell Finance B.V. and/or its liquidator or administrator in the event of a bankruptcy, or, as the case may be, a “moratorium” under Dutch law (surseance van betaling). The Keepwell Agreement is not enforceable by the holders of the Notes or the bridge notes or the trustee on behalf of the holders of the Notes or the agent on behalf of the holders of the bridge notes.

Umbrella Agreement

An umbrella agreement, dated 25 May 2001, was entered into between Yell Limited (now called Castaim Limited and an affiliate of BT), BT Holdings Limited, Yellow Pages B.V., Marchprobe Limited (now called Yell Holdings 2 Limited), Castaim Limited (now called Yell Limited), Yasmin Two (US) Inc. (now called Yellow Pages Holdings Inc.) and BT (the “Umbrella Agreement”), pursuant to which the parties agreed the common terms for each of the Business Sale Agreement, the US Share Sale Agreement and the UK Share Sale Agreement (each as defined and described below). The Umbrella Agreement was executed, and has since remained outside, the United Kingdom. The Umbrella Agreement was subsequently amended by the First Amending Agreement and the Second Amending Agreement on 21 June 2001 and 22 June 2001, respectively.

The warranties, as specifically set out in each of the agreements mentioned above, are several and are limited in the Umbrella Agreement so that the relevant purchasers are only entitled to recover for a breach of warranty to the extent that such breach or breaches exceed £100 million, provided that the purchasers can claim for the entire amount and not just the excess. The maximum aggregate liability in respect of all claims under all agreements shall not exceed £1.4 billion. Any claim under £100,000 is to be disregarded. Liability in respect of all of the warranties ceased on 30 June 2002, except in respect of a warranty claim where notice was given prior to 30 June 2002. In addition certain non-compete provisions agreed to by BT ceased to have effect on 30 June 2002.

Business Sale Agreement

A business sale agreement, dated 25 May 2001, was entered into between Yell Limited (now Castaim Limited and an affiliate of BT), BT, Castaim Limited (now Yell Limited) (the “UK Purchaser”) and Yasmin Two (US) Limited (now Yellow Book Holdings Inc.) (the “US Purchaser”) (the “Business Sale Agreement”) and amended on 21 June 2001 pursuant to the First Amending Agreement. Under this Agreement, which was executed and which has since remained outside the United Kingdom, the US Purchaser agreed to purchase the US Intellectual Property Rights (as defined therein) and certain residual rights and the UK Purchaser agreed to purchase the Assets (as defined therein) of Yell Limited (now called Castaim Limited and an affiliate of BT), other than the US Intellectual Property Rights and certain other excluded assets, and the Business (as defined therein) of Yell Limited (now called Castaim Limited and an affiliate of BT) as a going concern.

The consideration payable by the UK Purchaser for the acquisition of the Assets was £1.288 billion in cash, payable on completion and subject to adjustment for current net assets. In addition, £100 million of loan notes were issued to Yell Limited (now called Castaim Limited and an affiliate of BT) by the UK Purchaser and there was an additional £100 million deferred consideration payable upon determination of the current net assets.

The consideration payable by the US Purchaser for the US Intellectual Property Rights was £1 and for the licence for the residual rights, an additional £1 was paid.

The Business Sale Agreement contains limited warranties for the benefit of the UK Purchasers and the US Purchasers relating to the business, assets and liabilities of Yell Limited (now called Castaim Limited and an affiliate of BT) and the US Intellectual Property Rights. These warranties are subject to the limitations set out in the Umbrella Agreement, except to the extent that there is fraud or wilful misconduct on the part of Yell Limited (now called Castaim Limited and an affiliate of BT) as to the subject matter of the warranty claim. The period during which warranty claims and any claim for a breach of the non-compete provisions may be made under the Business Sale Agreement and the Umbrella Agreement ended on 30 June 2002. Accordingly, it is now less likely that there will be any need for Yell to bring either the Business Sale Agreement or the Umbrella Agreement into the United Kingdom.

US Share Sale Agreement

The US Share Sale Agreement was entered into between Yellow Pages B.V. and Yasmin Two (US) Inc. (now called Yellow Book Holdings Inc.) (the “Purchaser”), dated 25 May 2001 (the “US Share Sale Agreement”), pursuant to which the Purchaser acquired all of the capital stock of Yellow Book USA, Inc. in consideration of the payment of £650 million. The consideration was subject to adjustment based on the current net assets and deducted to the extent required to enable the Purchaser to repay all of the intra-group debt owed by Yellow Book USA, Inc. to any member of the BT Group (as defined therein) and to repay any indebtedness owed by Yellow Book USA, Inc. pursuant to certain Yellow Book USA, Inc. loan notes.

The US Share Sale Agreement contains limited warranties relating to, amongst other things, shares, taxes and employee benefits of Yellow Book USA, Inc. and contains a tax indemnity from Yellow Pages B.V. in respect of taxes of Yellow Book USA, Inc. or any of its group companies with respect to the taxable periods ending on or prior to the date of completion and an indemnity from the Purchaser in respect of taxable periods following completion.

The warranties are subject to the limitations set out in the Umbrella Agreement except to the extent that there is fraud or wilful misconduct on the part of Yellow Pages B.V. as to the subject matter of the warranty claim or the tax indemnity.

UK Share Sale Agreement

The UK Share Sale Agreement was entered into between BT Holdings Limited and Marchprobe Limited (now called Yell Holdings 2 Limited), dated 25 May 2001 (the “UK Share Sale Agreement”), pursuant to which Marchprobe Limited acquired the entire issued share capital of Yellow Pages Sales Limited free from all encumbrances in consideration of the payment of £2 million in cash.

The UK Share Sale Agreement contains limited warranties as to, amongst other things, ownership of the shares, properties and pensions. These warranties are subject to the limitations set out in the Umbrella Agreement except to the extent that there is fraud or wilful misconduct on the part of BT Holdings Limited as to the subject matter of the warranty claim.

Stamp Duty Agreement

On 25 May 2001, Yell Limited (now Castaim Limited and an affiliate of BT), Castaim Limited (now Yell Limited), BT Holdings Limited, Yellow Pages BV and BT entered into an agreement relating to the stamp duty (the “Stamp Duty Agreement”) which governed the execution and keeping of the original versions of the Business Sale Agreement and the Umbrella Agreement (together the “Documents” and each a “Document”) outside the United Kingdom.

Under the Stamp Duty Agreement, it was agreed that each party would not at any time cause or knowingly permit the Documents to be brought into the United Kingdom unless (i) it was necessary to produce the Document in any judicial, arbitration, administrative or other legal proceedings; (ii) it was required to do so by any tax authority; (iii) it was required to do so by any government department or other regulatory body; or (iv) it was required to do so by law.

Subject to the above, it was also agreed that each party would not argue or raise (or cause to be argued or raised) any question in any judicial, arbitration, administrative or other legal proceeding involving the Documents that a copy or certified copy of any of the Documents could not be produced as adequate evidence in any such proceedings.

In the event that any of the Documents is brought into the United Kingdom in the circumstances described above, then Yell Limited as the purchaser of the Yell business in the United Kingdom undertook that it would submit that Document as soon as reasonably practicable to the UK Inland Revenue and would pay any stamp duty thereon. If Yell Limited fails to comply with that obligation, Castaim Limited has the right to present the relevant Document to the UK Inland Revenue, pay the stamp duty and require repayment of such stamp duty from Yell Limited.

The Company is not aware of any circumstances which would require either it or BT to bring any of the Documents into the United Kingdom and believes the risk of such circumstances arising to be remote. However, if stamp duty were to be paid on the Documents, the amount payable by Yell would be in the order of £54.5 million plus applicable interest.

DDBs

Yell has issued £549 million subscription amount of unsecured unguaranteed, non-interest-bearing loan notes due 2001 which have an accretion rate of 10% per annum due 2021 under a DDB instrument, dated 22 June 2001 and amended and restated on 31 July 2001 (the “DDBs 2001”). Yell has also issued £61,228,196 subscription amount of unsecured, unguaranteed, non-interest-bearing loan notes due 2021 under a DDB instrument dated 16 April 2002 (the “DDBs 2002” and, together with the DDBs 2001, the “DDBs”).

BT Loan Notes

On 22 June 2001, Yell Limited issued £100 million floating rate unlisted, unguaranteed, unsecured vendor notes to BT pursuant to an instrument dated 22 June 2001 (the “BT Loan Notes”). Also on 22 June 2001, the obligations, interest and rights under the instrument were novated by Yell Limited, and through the intermediate holding companies, to Yell Group plc pursuant to deeds of novation. On 13 March 2002, the deed of novation was amended and restated in its entirety to record a substitution of the holder of the BT Loan Notes from BT to Castaim Limited (a subsidiary of BT).

Management Incentive Plan Trust and Distribution Agreement (“MIP Distribution Agreement”)

The MIP Distribution Agreement works in conjunction with the Phantom DDB Plan and the US Equity Plan in the event that Yell Marketable Securities are allocated to the US management participants in those plans. Pursuant to this agreement, Yell Group plc will deliver to Yell Management Company LLC any Yell Marketable Securities paid in respect of the Phantom Units or LLC Interests held by the participants in the Phantom DDB Plan and the US Equity Plan.

With respect to Yell Marketable Securities held on behalf of the Phantom DDB Plan participants, Yell Management Company LLC will hold the Yell Marketable Securities until it receives notice that the Sponsors have disposed of the Yell Marketable Securities held by them in respect of the DDBs. Yell Management Company LLC will then distribute to the Phantom DDB Plan participants the same proportion of their Yell Marketable Securities as were subject to the disposition by the Sponsors.

Likewise, upon notice from the Sponsors, Yell Management Company LLC will distribute to the US Equity Plan participants the same proportion of their Yell Marketable Securities as were subject to a disposition by the Sponsors of the Yell Marketable Securities held by them in respect of the Sponsors’ partnership interests in Yellow Pages Investments L.P.

Upon the first anniversary of a Quotation any Yell Marketable Securities still held by Yell Management Company LLC will be distributed to the participants of the Phantom DDB and US Equity Plan.

In the event of a Quotation, if requested by the underwriters, Yell Management Company LLC has also agreed to enter into a lock-up agreement with respect to Yell Marketable Securities held by it on substantially the same terms as the Sponsors.

McLeod Acquisition Agreement

The McLeod acquisition agreement was entered into between McLeodUSA Incorporated (the “Parent”), Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc. (the “Seller”), a wholly owned subsidiary of the Parent, on 19 January 2002 (the “McLeod Acquisition Agreement”), pursuant to which in April 2002, Yell Group plc acquired all the issued share capital of McLeod, a wholly owned subsidiary of the Seller, in consideration of the payment of $600 million in cash.

The McLeod Acquisition Agreement contains warranties as to, amongst other things, ownership of the shares, employee benefit plans, intellectual property, material contracts, and the assets and properties of McLeod .

Under the terms of the McLeod Acquisition Agreement, active employees of McLeod as of the closing date shall be provided with comparable benefits for the two years following the closing of the acquisition and will be given credit for past service for purposes of eligibility and vesting under employee benefit plans. The Company has also agreed to maintain a major employment centre in Cedar Rapids, Iowa for a period of at least two years following the closing date of the acquisition.

The McLeod Acquisition Agreement also provides the Seller with an exclusive right of first negotiation for a limited period of time in the event that Yell Group plc decides to sell McLeod to a third party and McLeod is operating as a stand-alone business and is not integrated with the businesses of Yell Group Limited or any of its subsidiaries.

McLeod Operating Agreement

On 28 April 2003, Yellow Book/McLeod Holdings, Inc. (“Yellow Book/McLeod”) assigned its rights under the Publishing, Branding and Operating Agreement, dated as of 16 April 2002 (the “Branding Agreement”), between Yellow Book/McLeod and McLeodUSA Incorporated and McLeodUSA Telecommunications Services, Inc. (referred to together as “McLeodUSA”), to Yellow Book USA, Inc. (“Yellow Book”). Yellow Book then entered into an Amended and Restated Publishing, Branding and Operating Agreement, dated as of 29 April 2003 (the “Amended Branding Agreement”), with McLeodUSA.

Under the Branding Agreement, Yellow Book had been obliged to publish the directories acquired from McLeodUSA using the McLeod trademarks and trade dress on the covers. Any directories subsequently acquired in states where McLeod provided telephone service as of the date of the Branding Agreement (“McLeodUSA Service States”) also had to be published with the McLeod trademarks and trade dress on the cover. The Branding Agreement also contained restrictions on changing the geographic coverage of the affected directories and on discontinuing publication of the affected directories, and McLeodUSA had the right to ask Yellow Book to publish additional directories in McLeodUSA Service States. If Yellow Book declined to publish such additional directories, Yellow Book would be precluded from publishing directories in the relevant geographic area for the term of the Branding Agreement. McLeodUSA also received up to eight pages in the community section of many of the directories. The term of the Branding Agreement was five years from the effective date, with automatic renewals of two years, unless one of the parties sent notice of termination at least one year prior to the expiration of the term. McLeodUSA paid Yellow Book an annual fee of $1,900,000, plus a fee for advertisements equal to Yellow Book’s cost of producing the advertisements

The Amended Branding Agreement does not require Yellow Book to publish directories with the McLeod trademarks and trade dress. Instead, McLeodUSA receives a credit card-sized advertisement on the cover of each directory published in a McLeodUSA Service State. McLeodUSA also receives up to four pages in the community section of each directory and advertisements under various headings. The Amended Branding Agreement does not contain any restrictions on changing the geographic coverage of the affected directories or on discontinuing publication of any of the directories. However, Yellow Book has agreed to maintain a total circulation of at least thirty million with respect to the directories in the McLeodUSA Service States. In the event McLeodUSA wants Yellow Book to publish additional directories in the McLeodUSA Service States, the parties will discuss the feasibility of publishing such additional directories, but Yellow Book is no longer precluded from publishing in the relevant geographic areas if it declines to publish the additional directories. McLeodUSA no longer pays an annual fee to Yellow Book, nor does it pay for its advertisements in the directories. The term of the Amended Branding Agreement commences 29 April 2003 and expires 29 April 2008.

NDC Acquisition Agreement

Yellow Book USA entered into an agreement with NDC Holdings II, Inc. (“NDC Inc.”), the stockholders of NDC Inc. and Three Cities Research Inc. on 10 December 2002 (the “NDC Acquisition Agreement”) pursuant to which Yellow Book USA agreed to purchase all issued and outstanding shares of capital stock in NDC Inc. free and clear of all liens in consideration for the payment of US$69,000,000.

The NDC Acquisition Agreement contains certain representations and warranties given on an indemnity basis by the stockholders of NDC Inc. to Yellow Book USA relating to, amongst other things, liabilities, indebtedness, material adverse change, employees, tax, intellectual property and commercial contracts. Yellow Book USA also gave certain representations and warranties to the stockholders of NDC Inc. on an indemnity basis in relation to, amongst other things, due incorporation and authorisation. The period during which the parties can make a warranty claim expires on 30 June 2004 with the exception of certain specified warranties given to Yellow Book USA in respect of which the warranty period does not expire until 90 days after the applicable statute of limitations for such relevant claim.

D.    Exchange Controls

None.

E.    Taxation

Proposed EU Directive on Taxation of Savings Income

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State, details of payments of interest or other similar savings income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

United States

US Federal Income Tax Considerations

This is a discussion of the important US federal income tax consequences of purchasing, holding and disposing of the senior sterling notes, the senior dollar notes and the senior discount dollar notes. Except to the limited extent discussed below, this discussion only applies to a “US holder”, defined as a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any political subdivision thereof or therein;

•	an estate, the income of which is includible in gross income for US federal income tax purposes regardless of the source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

This discussion is for general information only and does not address all aspects of US federal income taxation that may be relevant to a particular US holder based on such holder’s particular circumstances (including the potential application of the US alternative minimum tax), nor does it address any aspect of state, local or non-US tax laws, or the possible application of US federal gift or estate taxes. This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Notes through a partnership or other pass-through entity. This discussion does not address the US federal income tax consequences to US holders that are subject to special treatment, including US holders that:

•	are broker-dealers, traders, insurance companies, tax-exempt organisations, financial institutions or “financial services entities”;

•	hold notes as part of a “straddle”, “hedge” or “conversion transaction” with other investments; or

•	own at least 10% of the issuer’s voting stock (directly, indirectly or constructively).

This discussion considers only US holders that are beneficial owners of the notes that will own Notes as capital assets and whose functional currency is the dollar. The discussion is generally limited to the tax consequences to holders who purchase Notes in connection with their initial issue at the “issue price”, and does not address any special rules that may apply if the Notes are called before the maturity date. For this purpose the “issue price” of a note is the first price at which a substantial amount of the Notes are sold to the public for money, excluding sales to bond houses, brokers or similar persons or organisations acting in the capacity of underwriters, placement agents or wholesalers. It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

This discussion is based upon the US Internal Revenue Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

You should consult your tax adviser concerning the application of US federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Interest and Original Issue Discount

Stated interest on the senior sterling notes and the senior dollar notes.    Interest paid on a senior dollar note (including any amounts paid in respect of the guarantees) will be taxable to a US holder as ordinary income at the time it accrues or is received in accordance with such holder’s method of accounting for US federal income tax purposes.

Interest paid on a senior sterling note (including any amounts paid in respect of the guarantees) also will be taxable to a US holder as ordinary income at the time it accrues or is received in accordance with such holder’s method of accounting for US federal income tax purposes. A US holder of a senior sterling note that uses the cash method of accounting measures interest received by translating the amount of pounds sterling into dollars at the spot rate on the date of receipt or payment. A US holder of a senior sterling note that uses the accrual method of accounting is generally required to determine interest income received using either of two methods. Under the first method, the dollar value of interest accrued is translated at the average rate for the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year). Under the second method, a US holder can make an election (which must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the US Internal Revenue Service) to accrue interest on a senior sterling note at the pounds sterling spot rate on the last day of an interest accrual period or, if the last day of an accrual period is within five business days of receipt, the spot rate on the date of receipt. A US holder will recognise exchange gain or loss, as the case may be, on the receipt of pounds sterling to the extent that the exchange rate on the date payment is received differs from the rate applicable to the accrual of that income. This foreign currency gain or loss will generally be treated as ordinary income or loss, and sourced to the United States for foreign tax credit purposes.

Pounds sterling received as interest on the senior sterling notes will have a tax basis equal to its dollar value at the time the interest payment is received. Gain or loss, if any, realised by a US holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit purposes.

Interest income received by a US holder on the senior sterling notes or senior dollar notes that is not subject to a withholding tax of 5% or more will generally be foreign source passive income for purposes of computing the US foreign tax credit limitation.

Original issue discount on the senior discount dollar notes.    For the reasons set forth below, the senior discount dollar notes will be considered to have been issued with original issue discount (“OID”). OID arises when the “stated redemption price at maturity” of a debt instrument exceeds its issue price (as defined above). For this purpose, the “stated redemption price at maturity” will equal the stated principal and the total amount of interest provided for over the term of the notes other than “qualified stated interest” (which is defined as interest that is unconditionally payable at least annually throughout the term of the debt instrument). Because none of the interest provided for under the terms of the senior discount dollar notes is unconditionally payable at least annually, all of the interest on the senior discount dollar notes is added to the stated redemption price at maturity. Consequently, the senior discount dollar notes will be considered to have been issued with OID equal to the difference between the price at which a substantial amount of the senior discount dollar notes were sold to the public and the stated principal due on those notes plus the sum of all of the interest payments provided for in the senior discount dollar notes.

Each US holder of a senior discount dollar note will generally be required to accrue and include OID in income on an annual basis in advance of the receipt of cash attributable to such income, whether such US holder uses the cash or accrual method of accounting. The amount of OID that must be included in gross income for the taxable year will equal the sum of the “daily portions” of OID for each day of the taxable year on which the US holder held the senior discount dollar note. The daily portion of OID required to be included in a US holder’s gross income in a taxable year is determined under a constant yield to maturity method by allocating to each day during the taxable year on which the US holder holds the senior discount dollar note a ratable portion of the OID on the note attributable to the accrual period (i.e. the interval between compounding dates) in which such day is included. The amount of OID allocable to each accrual period will equal the product of the adjusted issue price of the senior discount dollar note at the beginning of the accrual period (i.e. the original issue price plus previously accrued OID minus previous cash payments) multiplied by the yield to maturity of the note (properly adjusted for the length of the accrual period). Finally, the “yield to maturity” of a senior discount dollar note is that discount rate which, when used in computing the present value of all principal and stated interest payments to be made under the senior discount dollar note, produces an amount equal to the issue price of that senior discount dollar note. The amount of OID included in income by a US holder will be treated as interest income. Thus, OID received from the issuer as well as any payments received pursuant to the guarantees that is not subject to a withholding tax of 5% or more will generally be foreign source passive income for purposes of computing the US foreign tax credit limitation.

Additional Amounts and Special Interest

We believe the likelihood that the issuer will pay additional amounts or special interest is remote or incidental (within the meaning of the applicable US Treasury regulations). In any event, a US holder will be required to treat the gross amount of any Additional Amounts or Special Interest as ordinary interest income at the time such amount is received or accrued in accordance with such US holder’s method of accounting for tax purposes. Consequently, the amount a US holder will include in gross income with respect to a note could exceed the amount includible by the US holder as stated interest.

Dispositions of Notes

Senior dollar notes and senior discount dollar notes.    Unless a non-recognition provision applies, a US holder will generally recognise gain or loss on the sale, exchange, repayment or other disposition of a senior dollar note or a senior discount dollar note equal to the difference between:

•	the amount of cash received plus the fair market value of any property received on the sale, exchange, repayment or other disposition (other than amounts attributable to accrued interest or OID, which will be taxable as ordinary interest income); and

•	the US holder’s adjusted tax basis in the note.

A US holder’s adjusted tax basis in a senior dollar note or a senior discount dollar note generally will equal the cost of the note to the US holder (net of accrued interest), and increased by amounts includible in income as OID. Because the senior dollar notes and senior discount dollar notes are held as a capital asset, such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the notes are held for longer than one year. If the US holder is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to certain limitations. Any gain recognised by a US holder on the sale, exchange, repayment or other disposition of a senior dollar note or a senior discount dollar note will generally be treated as US source income for purposes of computing the US foreign tax credit limitation. Any loss recognised by a US holder on the sale, exchange, repayment or other disposition of a senior dollar note or a senior discount dollar note generally will be treated as US source loss.

Senior sterling notes.    Gain or loss recognised by a US holder on the sale, exchange, repayment or other disposition of a senior sterling note will generally be computed in the same way as gain or loss on the sale, exchange, repayment or other disposition of a senior dollar note. For this purpose, however, the cost of a senior sterling note to a US holder will be the dollar value of the pound sterling purchase price, translated at the spot rate of the pound sterling on the date of purchase (or, in some cases, on the settlement date). The conversion of dollars into pounds sterling and the immediate use of those pounds sterling to purchase a senior sterling note generally will not result in a taxable gain or loss to the US holder. A US holder will have a tax basis in any pounds sterling received on the sale, exchange, repayment or other disposition of a senior sterling note equal to the dollar value of the pound sterling on the date of receipt.

The holding period for a sterling senior note, as well as the source of gain or loss recognised on the sale, exchange, repayment or other disposition of such a note, generally will be the same as for a senior dollar note. However, upon the sale, exchange, repayment or other disposition of a senior sterling note, the foreign currency amount realised will be considered first to be the payment of accrued but unpaid interest (on which exchange gain or loss is recognised as described above), then as accrued but unpaid original issue discount (on which exchange gain or loss is recognised as described above) and finally as a payment of principal. With respect to such payment of principal, (i) gain or loss is computed in the foreign currency and translated on the date of sale, exchange, repayment or other disposition and (ii) exchange gain or loss is separately computed on the foreign currency amount of the purchase price. A US holder will recognise exchange gain or loss measured by the difference between the currency exchange rate on the date of sale, exchange, repayment or other disposition and the exchange rate on the date that the senior sterling note was acquired. Exchange gain or loss computed on accrued interest and principal is recognised, however, only to the extent of total gain or loss on the transaction. For purposes of determining the total gain or loss on the transaction, a US holder’s tax basis in the note will generally equal the dollar cost of the note (as described above), increased by the dollar amounts includible in income as accrued interest or OID and reduced by the dollar amount of any payments other than payments of qualified stated interest. Exchange gain or loss is generally treated as US source income or loss.

Information Reporting and Backup Withholding

The amount of interest (including OID) and principal paid or accrued on the notes to a US holder (other than corporations and other exempt recipients) will be reported to the US Internal Revenue Service. Under the Internal Revenue Code, a US holder of a note may be subject, under certain circumstances, to “backup withholding” at a rate up to 31% with respect to interest payments thereon or the gross proceeds from a sale, exchange or other disposition (including repayment of principal) thereof. Backup withholding generally applies only if the US holder:

•	fails to furnish his or her social security or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefore;

•	furnishes an incorrect taxpayer identification number;

•	fails to report properly interest or OID; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is the correct number and that such US holder is not subject to backup withholding.

A US holder of notes who does not provide his, her or its correct taxpayer identification number may be subject to penalties imposed by the US Internal Revenue Service. Any amount withheld from a payment to a US holder under backup withholding rules will be refunded or allowed as a credit against such holder’s US federal income tax liability, provided that the required information is furnished to the US Internal Revenue Service. A US holder of a note should consult their tax adviser as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

United Kingdom

UK Tax Consequences

The following summary describes certain UK tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their Notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. It is not intended to apply to persons other than companies. Furthermore, the discussion below is generally based upon provisions of UK tax law and UK Inland Revenue practice as at the date hereof.

Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisers concerning UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Interest on the Notes

The notes will constitute “quoted Eurobonds” within the meaning of section 349(4) of the UK Income and Corporation Taxes Act 1988 (“ICTA”) provided they are listed on a “recognised stock exchange” within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently a recognised stock exchange for these purposes. Accordingly, once the Notes are listed on the Luxembourg Stock Exchange (and provided they remain so listed), payments of interest on the Notes may be made without withholding on account of UK income tax.

In addition, payments of interest on the Notes constituting UK source income for UK tax purposes, made by the Issuer to companies (but not individuals) who are within the charge to UK corporation tax in respect of that interest, may be made without withholding on account of UK income tax pursuant to section 349A(1) of ICTA provided that the UK Inland Revenue has not given a direction that such section is not to apply.

In all other cases an amount must be withheld from payments of interest on the Notes on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the UK Inland Revenue under an applicable double tax treaty.

Interest on the Notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a holder of a Note who is not resident for tax purposes in the United Kingdom unless that holder of a Note carries on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the interest is received or to which the Note is attributable. Assuming that the proposals dealing with the taxation of non-UK resident companies contained in the Finance Bill 2003 are enacted in their current form, then the position as set out in the previous paragraph will no longer apply to a holder of a Note which is a company not resident in the UK. Instead, if such proposals are enacted, then a holder of a Note who is a company not resident in the UK in an accounting period beginning on or after 1 January 2003 will not be liable to UK tax unless such holder carries on a trade in the UK through a permanent establishment in connection with which the interest is received by or the Note is attributable to such permanent establishment. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers). The provisions of an applicable double-taxation treaty may also be relevant for such holders of Notes.

UK Corporation Taxpayers

In respect of holders of Notes which are within the charge to UK corporation tax, any returns, profits or gains (including interest and discount) arising from the notes or any fluctuation in their value (whether attributable to currency fluctuations or otherwise) will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of such holders, calculated in accordance with the holder’s authorised accounting method.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issue or transfer of the Notes.

Prospective purchasers of the Notes who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should consult their own tax advisers.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the United States Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable US securities laws is available for public review at our principal executive offices.

I.    Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have hedged at 31 March 2003 nearly 90% of the indebtedness under the senior credit facilities for six months and 50% for the following 18 months using interest rate swaps, with a review of this strategy on a quarterly basis. We do not expect our hedging requirements to be materially different after the capital raising by our parent. At  31 March 2003, the Group had £25.0 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 for US GAAP.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

At 31 March 2003, we had £581.7 million of borrowings denominated in dollars net of deferred financing fees, and  £1,233.9 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2003 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

•	If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2003 financial year would have been £2.3 million higher or lower, respectively, taking into account our hedging arrangements, or £12.3 million higher or lower, respectively, without taking into account hedging arrangements.

•	If the average exchange rate of the dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2003 financial year would have been approximately £5.2 million lower or £6.3 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of dollar- and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

For further information on financial instruments and our risk management, see note 14 to the financial statements.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on its review as of the end of the period covered by this annual report of the Group’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group’s current disclosure controls and procedures are effective to ensure that material information by the Group is recorded, processed, summarised and reported in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Control over Financial Reporting

During the period covered by this annual report, based on the assessment of management, there were no changes in the Group’s internal control over financial reporting or in other factors that could significantly affect this control that materially affected, or that are reasonably likely to materially affect, the Group’s internal control over financial reporting. Nor has management identified any material weaknesses in the Group’s internal control over financial reporting.

ITEM 16.    [RESERVED]

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.    FINANCIAL STATEMENTS

Our combined and consolidated financial statements, together with the reports thereon by the independent auditors, are filed as part of this annual report as pages F-2 to F-55. An index to these pages is given on page F-1.

ITEM 19.    EXHIBITS

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1	Deed of Incorporation of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.1 to Yell Finance B.V.’s Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on August 29, 2001, declared effective on August 30, 2001 (the “Exchange Offer Registration Statement”)).*

1.2	Articles of Association of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).*

1.3	Memorandum of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.3 to the Exchange Offer Registration Statement).*

1.4	Articles of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.4 to the Exchange Offer Registration Statement).*

2.1	Indenture relating to 10 ¾% Senior Sterling Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2	Indenture relating to 10 ¾% Senior Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement).*

2.3	Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement).*

2.4	Registration Rights Agreement, dated August 6, 2001, between Yell Finance B.V. and Yellow Pages Limited, as Guarantor, and Merrill Lynch International, Deutsche Bank AG London, CIBC World Markets plc, and the other Initial Purchasers as listed on Schedule A of the Purchase Agreement, as Initial Purchasers (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5	Subordination Agreement, dated August 6, 2001, between Yell Finance B.V., Yell Group Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6	Intercreditor Deed, dated June 22, 2001 (as amended on July 11, 2001, March 13, 2002, April 16, 2002, May 31, 2002 and November 11, 2002), with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes. Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the “Intercreditor Deed”). (The Intercreditor Deed and amendment prior to November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on July 19, 2002 (the “2002 Annual Report”)* and the amendment of November 11, 2002 filed herewith.**

2.7	Form of Sterling Note (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.8	Form of Dollar Note (incorporated herein by reference to Exhibit 4.8 to the Exchange Offer Registration Statement).*

2.9	Form of Discount Dollar Note (incorporated herein by reference to Exhibit 4.9 to the Exchange Offer Registration Statement).*

2.10	Form of Guarantee (included in Exhibits 2.7, 2.8 and 2.9) (incorporated herein by reference to Exhibits 4.7, 4.8 and 4.9 to the Exchange Offer Registration Statement).*

2.11	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Sterling Notes due 2011 incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.11 to the 2002 Annual Report).*

2.12	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.12 to the 2002 Annual Report).*

2.13	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.13 to the 2002 Annual Report).*

4.1	Senior Facilities Agreement dated May 25, 2001 (as amended on June 22, 2001, July 10, 2001, April 12, 2002, May 31, 2002 and as amended and restated on November 11, 2002) between, inter alia, Yell Group plc as the Parent, Yell Limited as the UK Principal Borrower, Yellow Book Holdings, Inc. as the US Principal Borrower, the companies identified therein as Borrowers and as Guarantors, Merrill Lynch International as Mandated Lead Arranger of the Original Facilities, CIBC World Markets plc as Mandated Lead Arranger of the Tranche C3 Term Facility and the Tranche D Term Facility, CIBC World Markets plc and Deutsche Bank AG London as Joint Lead Arrangers of the Original Facilities, Credit Suisse First Boston as Joint Lead Arranger of the Tranche D Term Facility, the Banks and Financial Institutions named therein and Deutsche Bank AG London as Facility Agent and Security Agent (the “Security Facilities Agreement”). **

4.2	Security Agreement, dated June 22, 2001, between Yasmin Two (US) Inc. (now known as Yellow Book Holdings, Inc.), Yasmin One (US), Inc. (now known as Yellow Book Group Inc.), Yellow Book USA, Inc., Yellow Book GP, LLC, Yellow Book of Florida Directories, L.P., Yellow Book of Illinois, LLC, Yellow Book Mid-Atlantic, L.P., Yellow Book of New York, Inc., Yellow Book Southern Directories, LLC, Yellow Book of Pennsylvania, Inc., and Yellow Book Delaware Inc. (incorporated herein by reference to Exhibit 10.2 to the Exchange Offer Registration Statement).*

4.3	Keep-Well Agreement, dated August 6, 2001 as amended and restated on April 6, 2002, between Yell Group Limited and Yell Finance B.V. (incorporated herein by reference to Exhibit 10.3 to the Exchange Offer Registration Statement) (incorporated herein by reference to Exhibit 4.3 to the 2002 Annual Report).*

4.4	Yellow Book Last Acquisition Agreement dated January 19, 2002 among McLeodUSA Inc. as Parent, Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc as Seller (incorporated herein by reference to Exhibit 4.8 to the 2002 Annual Report).*

4.5	McLeod Operating Agreement dated April 16, 2002 (as amended and restated April 28, 2003) among Yell Group Limited (now Yell Group plc), McLeodUSA Inc. and McLeodUSA Telecommunications Services, Inc (incorporated herein by reference to Exhibit 4.9 to the 2002 Annual Report)* and the amendment and restatement of April 28, 2003 filed herewith.**

4.6	Directors’ Service Agreement dated June 22, 2001 between John Davis and Yell Group Limited (now Yell Group plc) (incorporated herein by reference to Exhibit 4.10 to the 2002 Annual Report).*

4.7	Directors’ Service Agreement dated June 22, 2001 between John Condron and Yell Group Limited (now Yell Group plc) (incorporated herein by reference to Exhibit 4.11 to the 2002 Annual Report).*

4.8	Stock Sale Agreement, dated as of December 10, 2002, by and among NDC Holdings II, Inc., The Stockholders of NDC Holdings II, Inc., Three Cities Research, Inc., as Sellers’ Representative and Yellow Book USA, Inc.*

8.1	Subsidiaries of Yell Finance B.V. (please see list of principal subsidiaries under Item 4.C. “Information on the Company—Organizational Structure” of this annual report on Form 20-F on pages 40-41).

12.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of John Condron dated July 1, 2003.**

12.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 906 of the Sarbanes-Oxley Act of 2002 of John Davis dated July 1, 2003.**

*	Incorporated by reference.
**	Filed herewith.

SIGNATURES

Each registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

YELL FINANCE B.V.

By:	/s/ JOHN CONDRON

John Condron Director and Chief Executive Officer

YELL FINANCE B.V.

By:	/s/ JOHN DAVIS

John Davis Director and Chief Financial Officer

YELLOW PAGES LIMITED

By:	/s/ JOHN CONDRON

John Condron Director and Chief Executive Officer

YELLOW PAGES LIMITED

By:	/s/ JOHN DAVIS

John Davis Director and Chief Financial Officer

Date: July 1, 2003

CERTIFICATION

I, John Condron, certify that:

1	I have reviewed this annual report on Form 20-F of Yell Finance B.V. and Yellow Pages Limited.

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report.

4	The registrants’ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrants, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

(c)	disclosed in this annual report any change in the registrants’ internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrants’ internal control over financial reporting; and

5	The registrants, other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrants’ ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal control over financial reporting.

By:	/s/ JOHN CONDRON
John Condron
Chief Executive Officer
of Yell Finance B.V.

By:	/s/ JOHN CONDRON
John Condron
Chief Executive Officer
of Yellow Pages Limited.

Date: July 1, 2003

CERTIFICATION

I, John Davis, certify that:

1	I have reviewed this annual report on Form 20-F of Yell Finance B.V. and Yellow Pages Limited.

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report.

4	The registrants’ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrants, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrants’ disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this annual report based on such evaluation; and

(c)	disclosed in this annual report any change in the registrants’ internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrants’ internal control over financial reporting; and

5	The registrants, other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrants’ ability to record, process, summarise and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal control over financial reporting.

By:	/s/ JOHN DAVIS
John Davis
Chief Financial Officer
of Yell Finance B.V.

By:	/s/ JOHN DAVIS
John Davis
Chief Financial Officer
of Yellow Pages Limited

Date: July 1, 2003

INDEX TO FINANCIAL STATEMENTS

Page
YELL GROUP
Statement of Management’s Responsibilities and Reports of Independent Auditors	F-2

Audited Combined and Consolidated Financial Statements

Combined Profit and Loss Accounts for the year ended 31 March 2001 and the period from 1 April 2001 to 22 June 2001, and the Consolidated Profit and Loss Accounts for the period from 22 June 2001 to 31 March 2002 and the year ended 31 March 2003

F-4

Combined Cash Flow Statements for the year ended 31 March 2001 and the period from 1 April 2001 to 22 June 2001, and the Consolidated Cash Flow Statements for the period from 22 June 2001 to 31 March 2002 and the year ended 31 March 2003

F-5

Consolidated Balance Sheets at 31 March 2002 and 2003	F-6

Notes to the Financial Statements	F-7

YELL GROUP

STATEMENT OF MANAGEMENT’S RESPONSIBILITIES

The following statement, which should be read in conjunction with the Reports of Independent Auditors set out below, is made with a view to distinguishing for shareholders the respective responsibilities of the Management and of the Independent Auditors in relation to the combined and consolidated financial statements.

It is the responsibility of the Management to prepare financial statements for each period which present fairly the state of affairs of the Yell Group as at the end of the financial period and the profit or loss for that period. The Management confirm that applicable accounting standards have been followed, and that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of the financial statements. They are also responsible for maintaining adequate accounting records, for safeguarding the assets of the Yell Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the Yell Group.

We have audited the accompanying consolidated balance sheets of the Yell Group at 31 March 2002 and 2003 and the related consolidated profit and loss accounts, statements of total recognised losses and cash flow statements for the period from 22 June 2001 to 31 March 2002 and for the year ended 31 March 2003, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Yell Group at 31 March 2002 and 2003 and the consolidated results of its operations and its cash flows for the period from 22 June 2001 to 31 March 2002 and the year ended 31 March 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated loss expressed in pounds sterling for the period from 22 June 2001 to 31 March 2002 and the year ended 31 March 2003 and the determination of consolidated equity shareholders’ deficit also expressed in pounds sterling at 31 March 2002 and 2003 to the extent summarised in note 26 to the financial statements.

PricewaterhouseCoopers LLP

London, England

1 July 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the Yell Group.

We have audited the accompanying combined profit and loss accounts, statements of total recognised gains and losses and cash flow statements of the Yell Group, as defined in note 1 to the financial statements, for the year ended 31 March 2001 and the period from 1 April 2001 to 22 June 2001, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of the Yell Group for the year ended 31 March 2001 and the period from1 April 2001 to 22 June 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined profit expressed in pounds sterling for the year ended 31 March 2001 and the period from 1 April 2001 to 22 June 2001 to the extent summarised in note 26 to the financial statements.

As described in note 1 to these financial statements, during the period from 1 April 2001 to 22 June 2001, the combined revenues and expenses of the Yell Group have been carved out of British Telecommunications plc. The Yell Group further had significant transactions and relationships with British Telecommunications plc and its affiliates during the period from 1 April 2001 to 22 June 2001. Accordingly, the combined results of operations and cash flows of the Yell Group reflected in the accompanying financial statements for the period from 1 April 2001 to 22 June 2001 are not necessarily indicative of those that would have resulted had the Yell Group operated on a separate, stand-alone basis.

PricewaterhouseCoopers

London, England

15 July 2002

YELL GROUP

COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	Combined (Predecessor)		Consolidated (Successor)
		Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

		£	£	£	£
	(in millions)
Turnover
Continuing operations		758.5	169.1	691.2	913.6
Acquisitions		15.8	—	5.1	200.4

Turnover	2	774.3	169.1	696.3	1,114.0
Cost of sales		(316.0)	(71.1)	(315.9)	(509.9)

Gross profit		458.3	98.0	380.4	604.1
Distribution costs		(21.7)	(5.5)	(18.5)	(36.0)
Administrative costs
Ordinary items		(237.5)	(56.6)	(243.2)	(369.7)
Exceptional items	3	(11.6)	(3.0)	—	(15.0)

		(249.1)	(59.6)	(243.2)	(384.7)
Operating profit
Continuing operations		186.8	32.9	118.1	176.5
Acquisitions		0.7	—	0.6	6.9

Total operating profit	2, 3	187.5	32.9	118.7	183.4
Net interest payable	5	(24.5)	(5.8)	(158.6)	(236.6)

Profit (loss) on ordinary activities before taxation		163.0	27.1	(39.9)	(53.2)
Tax (charge) credit on profit (loss) on ordinary activities	6	(60.3)	(11.3)	(7.3)	12.6

Profit (loss) for the financial period	18	102.7	15.8	(47.2)	(40.6)

The capital structure of the Yell Group changed as a result of the Yell acquisition on 22 June 2001, and, consequently, net interest payable and goodwill amortisation are significantly different in periods following that date when compared to periods prior to that date.

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Combined (Predecessor)		Consolidated (Successor)
		Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

		£	£	£	£
		(in millions)
Profit (loss) for the financial period		102.7	15.8	(47.2)	(40.6)
Currency movements	18	22.7	0.8	(3.7)	(34.0)

Total recognised gains (losses) for the financial period		125.4	16.6	(50.9)	(74.6)

The accompanying notes form an integral part of these financial statements.

YELL GROUP

COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Combined (Predecessor)		Consolidated (Successor)
		Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

		£	£	£	£
		(in millions)		(in millions)
Net cash inflow from operating activities		194.1	37.6	158.7	309.1

Returns on investments and servicing of finance
Net interest paid		(25.9)	(8.8)	(85.9)	(139.5)
Finance fees paid		—	—	(49.4)	(16.1)

Net cash outflow from returns on investments and servicing of finance		(25.9)	(8.8)	(135.3)	(155.6)

Taxation		(1.6)	—	(0.4)	(9.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(23.1)	(5.2)	(9.7)	(16.0)
Sale of tangible fixed assets		—	—	1.1	—
Payment for assets transferred from BT		—	(11.7)	—	—

Net cash outflow for capital expenditure and financial investment		(23.1)	(16.9)	(8.6)	(16.0)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired	7	(39.0)	—	(1,906.4)	(470.9)

Net cash outflow for acquisitions		(39.0)	—	(1,906.4)	(470.9)

Net cash inflow (outflow) before financing		104.5	11.9	(1,892.0)	(343.1)

Financing
Issue of ordinary share capital	18	—	—	1.0	0.1
Net cash distributions to BT	18	(150.7)	—	—	—
New loans issued		66.0	12.4	2,531.1	485.7
Borrowings repaid		—	—	(540.0)	(211.9)

Net cash (outflow) inflow from financing		(84.7)	12.4	1,992.1	273.9

Increase (decrease) in net cash in the period		19.8	24.3	100.1	(69.2)

(Increase) decrease in net debt resulting from cash flows	8	(46.2)	11.9	(1,841.6)	(326.9)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM

OPERATING ACTIVITIES

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

	£	£	£	£
	(in millions)		(in millions)
Total operating profit	187.5	32.9	118.7	183.4
Depreciation	13.0	4.4	15.8	22.5
Goodwill amortisation	22.1	5.4	65.3	98.4
(Increase) decrease in stocks	(12.4)	(12.1)	7.4	(23.0)
(Increase) decrease in debtors	(60.8)	3.4	(52.8)	(35.0)
Increase in creditors	37.9	3.6	3.8	58.4
Other	6.8	—	0.5	4.4

Net cash inflow from operating activities	194.1	37.6	158.7	309.1

The accompanying notes form an integral part of these financial statements.

YELL GROUP

CONSOLIDATED BALANCE SHEETS

		At 31 March	At 31 March
	Notes	2002	2003
		£	£
		(in millions)
Fixed assets
Intangible assets	9	1,640.5	1,824.1
Tangible assets	10	30.0	47.1
Investment		2.1	1.9

Total fixed assets		1,672.6	1,873.1
Current assets
Stocks	11	90.9	145.8
Debtors	12	337.3	461.4
Cash at bank and in hand		100.1	30.0

Total current assets		528.3	637.2

Creditors: amounts falling due within one year
Loans and other borrowings	13	(53.4)	(112.8)
Other creditors	15	(146.7)	(235.9)

Total creditors: amounts falling due within one year		(200.1)	(348.7)

Net current assets		328.2	288.5

Total assets less current liabilities		2,000.8	2,161.6

Creditors: amounts falling due after more than one year
Loans and other borrowings	13	(2,050.7)	(2,286.0)

Total creditors: amounts falling due after more than one year		(2,050.7)	(2,286.0)

Net liabilities		(49.9)	(124.4)

Capital and reserves
Called up share capital	17	0.1	0.1
Share premium account	18	0.9	1.0
Deficit	18	(50.9)	(125.5)

Equity shareholders’ deficit		(49.9)	(124.4)

The accompanying notes form an integral part of these financial statements.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation, combination and consolidation, and accounting policies

Basis of preparation, combination and consolidation

Presentations in the profit and loss account and cash flow statement for the years ended 31 March 2001 and 2002 of certain immaterial amounts related to an investment have been reclassified to conform with the presentations in the 2003 financial periods.

The principal activity of the Yell Group is publishing classified advertising directories in the United Kingdom and the United States.

The Yell Group comprises a number of legal entities. The principal entities included within the financial statements are reflected on the next page.

On 22 June 2001, the Yell Group and its subsidiaries acquired from British Telecommunications plc (“BT”) the net assets of the Yellow Pages business unit of BT, which had been transferred to a separate legal entity, Yell Limited, on 6 March 2001, Yellow Pages Sales Limited and General Art Services Limited (collectively “Yellow Pages”) and Yellow Book USA, Inc. and its subsidiary undertakings (“Yellow Book East”).

The predecessor combined financial statements of the Yell Group for the year ended 31 March 2001 and the period from 1 April to 22 June 2001 represent an aggregation of the historical financial statements of Yellow Pages and of Yellow Book East, as if the Yell Group had been formed as a discrete operation throughout these periods. The capital structure of the Yell Group and its interest charges, goodwill amortisation, administration costs, pension costs and tax charges for the periods up to 22 June 2001 are significantly different from those that have existed since the acquisition from BT. The successor consolidated financial statements of the Yell Group represent a consolidation of the financial statements of Yell Finance B.V. and its subsidiaries after the acquisition from 22 June 2001. From 22 June 2001, BT’s net investment in the Yell Group described in note 18 was replaced by share capital, reserves and external borrowings.

Prior to 6 March 2001, Yellow Pages was a business unit of BT and did not form a separate legal entity, nor was it structured with a holding company as a separate legal entity.

As a stand-alone business unit within BT, Yellow Pages provided its own administration and management; however, BT provided some services including, but not limited to, treasury, cash management (including participation in BT’s cash pooling system), employee benefit administration, and legal and professional services.

Yellow Pages was allocated or charged costs from BT for certain administration and other services supplied, as set out in note 23. These costs were allocated based on reasonable estimates and are insignificant to the total value of services provided by BT. The results, assets and liabilities included in the financial statements are affected by the financing, taxation and cost allocation arrangements of BT for the periods up to 22 June 2001.

Substantially all funding of the Yell Group’s businesses was financed via BT’s net investment and loans issued by BT up until 22 June 2001. Subsequently, all funding is financed by a number of shareholder and third-party debt facilities as detailed in note 13.

Up until the acquisition on 22 June 2001, Yell Group management regarded BT as the ultimate controlling party of the Yell Group. Thereafter, management regards funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated, together purchased the Yell Group, as the ultimate controlling parties.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Basis of preparation, combination and consolidation (continued)

Turnover and operating profits in respect of acquisitions shown separately in the profit and loss account relate to three minor acquisitions in the year ended 31 March 2001, four minor acquisitions in the period from 22 June 2001 to 31 March 2002 and the McLeod acquisition together with four minor acquisitions in the year ended 31 March 2003. The results of the existing Yell Group acquired from BT on 22 June 2001 have been shown as continuing operations in the period from 22 June 2001 to 31 March 2002. Details of the acquisition from BT on 22 June 2001 and other acquisitions are given in note 7.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group’s accounting policies, appropriate adjustments are made on combination and consolidation in order to present the Yell Group combined and consolidated financial statements on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group’s businesses have been eliminated in the preparation of these combined and consolidated financial statements. The results of companies and businesses acquired during the year are included in the financial information from their respective dates of acquisition.

The preparation of the combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

Subsidiary undertakings

Brief details of principal subsidiary undertakings at each year end (except where noted), all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital(a)	Country of operation
Yell Limited(c)	Classified directory publisher	100% ordinary	United Kingdom
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	United Kingdom
Yellow Book USA, Inc.	Classified directory publisher	100% common	United States of America(b)
McLeodUSA Publishing Company(d)	Classified directory publisher	100% common	United States of America(b)
National Directory Company(e)	Classified directory publisher	100% common	United States of America(b)

(a)	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.
(b)	Incorporated in its country of operation.
(c)	Company formed for the acquisition from BT on 22 June 2001.
(d)	Acquired 16 April 2002.
(e)	Acquired 31 December 2002.

Accounting policies

Accounting convention

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985. These differ significantly from those in the United States and a reconciliation to generally accepted accounting principles in the United States (“US GAAP”) is provided in note 26. A summary of the more important Yell Group accounting policies, which have been consistently applied, is set out below.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(a) Turnover

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by the Yell Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and online services, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in producing directories and other group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales. Such costs are charged to the profit and loss account as a percentage of turnover calculated based upon the actual bad debt experience as a proportion of total billings.

(c) Advertising

The Yell Group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Interest

Interest payable is charged as incurred.

(e) Foreign currencies

On combination and consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings that finance or provide a hedge against those undertakings, are taken through the statement of total recognised gains and losses to reserves and are disclosed in note 18.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired and is amortised on a straight-line basis from the time of the acquisition over its estimated useful economic life.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(g) Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

The lives assigned to significant tangible fixed assets are:

Furniture and fittings	5 years
Leasehold improvements	Shorter of lease term or life of asset
Computers and office equipment	2 to 6 years
Motor vehicles	2 to 4 years

(h) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Yell Group are capitalised as tangible fixed assets and depreciated over their useful economic lives. The capital element of the future obligations under the leases is included as a liability in the consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

(i) Stocks

Stocks are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate overheads, pending completion of delivery of the relevant directories.

(j) Pension schemes

The Yell Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees.

All pension schemes are independent of the Yell Group’s finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates. The cost of providing pensions is charged against profits over employees’ working lives with the Yell Group using the projected unit method.

Prior to the acquisition, some UK employees were members of the BT group defined benefit pension scheme. The Yell Group recognised pension costs in its profit and loss account as billed from BT. Effective from 1 November 2001, Yell Group employees who previously contributed to the BT scheme were transferred to the Yell Group’s own defined benefit section of the Yell Pension Plan (“YPP”).

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

Payments to the Yell Group’s defined contribution schemes are charged against profit as incurred.

In November 2000, the Accounting Standards Board (“ASB”) issued FRS 17 “Retirement Benefits”. We are required to phase in the adoption of the disclosure requirements over the two financial years ended 31 March 2002 and 2003. We have presented the required disclosure under the transition rules of FRS 17 in note 21. FRS 17 requires changes in the actuarial methods and assumptions and the method of accounting for scheme surpluses or deficits. Upon full adoption of FRS 17 the results of prior periods will also be restated to reflect its requirements. See note 21 for disclosure of the effect that adoption of this standard will have on our results. Adoption of the standard will result in more volatile pension balances from period to period when market valuations do materially fluctuate.

(k) Taxation

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted. The Yell Group has adopted FRS 19 “Deferred Tax” throughout the period covered by these financial statements.

A substantial portion of the Yellow Pages operation was not a separate taxable entity for corporation tax purposes prior to 22 June 2001 and the results of the Yellow Pages operation were included in the UK corporation tax returns of BT. In the financial statements for the periods prior to 22 June 2001, Yellow Pages has provided for corporation taxes as if it were a separate taxpayer in the United Kingdom.

(l) Financial instruments

All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment.

The Yell Group considers its derivative financial instruments to be hedges when certain criteria are met. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment and must also change the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements are recognised by adjustment of interest payable.

See note 14 for further details on the Group’s financial instruments.

(m) Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time when the directors believe that an impairment may have occurred.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(n) Related parties

Intra-group transactions which have been eliminated on consolidation of the Yell Group have not been disclosed, as permitted by FRS 8 “Related Party Disclosures”.

2. Segmental analysis

The Yell Group is a publisher of classified advertising directories in the United Kingdom and the United States. Turnover is principally derived from the sale of advertising in such publications. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The segmental information presented is based on the segmental operating results regularly reviewed by the Yell Group’s chief operating decision maker (the “CEO”).

The Yell Group’s operations are a unitary business and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets agreed in advance. The CEO reviews the turnover and operating results for each main product.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

Segmental information is provided in respect of UK and US businesses. Profit and loss information has been further segmented for comparative purposes. “UK other” principally comprises Yell.com, Yellow Pages 118 24 7 and Yell Data.

	Turnover	Depreciation and amortisation	Operating profit (loss)
	£	£	£
	(in millions)
Year ended 31 March 2001 (Predecessor)
UK printed directories	517.8	6.4	220.9
UK other	36.1	1.6	(22.6)

Total United Kingdom	553.9	8.0	198.3

US printed directories	220.4	27.1	(10.8)

Group total	774.3	35.1	187.5

For the period 1 April to 22 June 2001 (Predecessor)
UK printed directories	118.5	2.0	46.8
UK other	8.3	0.6	(4.4)

Total United Kingdom	126.8	2.6	42.4

US printed directories	42.3	7.2	(9.5)

Group total	169.1	9.8	32.9

For the period 22 June 2001 to 31 March 2002 (Successor)
UK printed directories	422.0	55.4	117.2
UK other	32.5	2.0	(9.2)

Total United Kingdom	454.5	57.4	108.0

US printed directories	241.8	23.7	10.7

Group total	696.3	81.1	118.7

Year ended 31 March 2003 (Successor)
UK printed directories	573.7	66.0	146.6
UK other	41.2	3.2	(4.3)

Total United Kingdom	614.9	69.2	142.3

Yellow Book East	298.7	30.0	34.2
Yellow Book West (acquired in year ended 31 March 2003)	200.4	21.7	6.9

Total US printed directories	499.1	51.7	41.1

Group total	1,114.0	120.9	183.4

We do not allocate interest to individual products.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

	At 31 March	At 31 March
	2002	2003
	£	£
	(in millions)
Fixed assets
United Kingdom	1,146.5	1,085.7
United States	526.1	787.4

Group total	1,672.6	1,873.1

Net operating assets
United Kingdom	1,397.5	1,265.9
United States	656.7	1,008.5

Group total	2,054.2	2,274.4

Net (liabilities) assets
United Kingdom	(286.8)	(815.7)
United States	236.9	691.3

Group total	(49.9)	(124.4)

Total assets
United Kingdom	1,506.9	1,418.5
United States	694.0	1,091.8

Group total	2,200.9	2,510.3

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of UK net operating assets relate to the UK printed directories business. The majority of external loans are included in the UK segment.

The acquisition of Yellow Book West during the financial year ended 31 March 2003 increased net operating assets at 31 March 2003 in the United States by £504.8 million.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

3. Operating profit

Operating profit for the Yell Group is stated after charging:

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Staff costs (note 4)	211.9	74.3	157.9	289.9
Advertising costs	40.1	7.1	26.6	46.4
Operating leases, excluding plant and equipment hire	14.2	2.4	14.6	13.2
Plant and equipment hire	0.4	0.1	0.5	1.2
Depreciation of owned tangible fixed assets	12.2	4.2	15.3	22.0
Depreciation of tangible fixed assets held under finance leases	0.8	0.2	0.5	0.5
Goodwill amortisation	22.1	5.4	65.3	98.4
Restructuring charges(a)	—	—	—	3.7
Exceptional administrative costs:
Management incentive scheme costs (note 4)	11.6	3.0	—	—
IPO costs(b)	—	—	—	15.0

(a)	The restructuring changes were incurred for the closure of a production site as part of the integration of Yellow Book West.
(b)	The exceptional IPO costs were incurred in connection with the decision not to proceed with the initial public offering in July 2002. US dollar denominated expenses of £0.3 million were charged against the operating profit of Yellow Book West, and the remaining £14.7 million was charged against the operating profit of the Group’s UK operations.

The auditors’ remuneration has been disclosed in note 24.

4. Employees

	Year ended 31 March
	2001	2002	2003(a)
Average monthly number of employees in the Yell Group (including executive directors—see note 20 for separate disclosures):
United Kingdom	3,110	3,271	3,319
United States	1,887	2,050	4,350

Total employees	4,997	5,321	7,669

	Year ended 31 March
	2001	2002	2003
Marketing and sales	4,034	4,097	5,631
Other	963	1,224	2,038

Total employees	4,997	5,321	7,669

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Staff costs for the Yell Group during the year
Wages and salaries	188.4	68.4	139.0	259.4
Social security	14.6	4.0	12.5	20.6
Pensions (note 21)	8.9	1.9	6.4	9.9

Total staff costs	211.9	74.3	157.9	289.9

Employee incentive plans

Certain of the Yellow Book East management were awarded units under an incentive plan, the charge for which amounted to £3.0 million for the period up to 22 June 2001 (year ended 31 March 2001—£11.6 million). Prior to 22 June 2001 no payments were made under this plan. Effective on the sale of the Yell Group, this plan was terminated and payments aggregating £44.7 million were made to management in settlement of all obligations agreed under this plan by BT. The amount of £24.1 million over and above that already accrued was agreed and funded by BT and, accordingly, was not charged to the Yell Group profit and loss account.

Pursuant to the acquisition of the Yell Group from BT, a new incentive scheme (“the Phantom DDB Plan”) was established for certain Yellow Book management. This scheme provides for a payout, to be settled in cash or by the allotment of ordinary shares, of approximately $45 million plus accretion of 10.0% per annum from 22 June 2001 on the occurrence of an exit event (e.g. sale or quotation) of the Yell Group. A charge in respect of this scheme will arise only on the occurrence of such an event.

The Yell Group’s employees in the United Kingdom were eligible to participate in BT’s employee share schemes up to the date of the acquisition. Following the acquisition, the Yell Group’s employees had to exercise existing options before 12 December 2001. None of the BT shares or options issued to employees of the Yell Group were converted into equity of the Yell Group, nor was there any charge on the Yell Group for the cost of these options.

See note 22 for a discussion of the employee stock option plans.

5. Net interest payable

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Senior credit facilities	—	—	61.5	87.6
Senior sterling and dollar notes(a)	—	—	36.4	55.4
Subordinated parent company loan(a)	—	—	46.3	70.1
Bridging facilities	—	—	7.0	10.3
Loans from BT	24.5	5.8	—	—
Other	—	—	0.2	0.6
Amortisation of finance costs	—	—	9.5	15.0

Total interest payable	24.5	5.8	160.9	239.0

Interest receivable	—	—	(2.3)	(2.4)

Net interest payable	24.5	5.8	158.6	236.6

(a)	Interest on the senior discount dollar notes and subordinated parent company loan rolls up into the principal balance and is not due until the maturity or repayment of the respective loan.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Tax charge (credit) on profit (loss) on ordinary activities

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
UK corporation tax at 30%	60.0	13.4	8.6	6.6
Foreign taxes	0.3	—	—	0.5

Total current tax	60.3	13.4	8.6	7.1

Origination and reversal of timing differences
— UK	—	(2.1)	(1.3)	(2.5)
— Foreign	—	—	—	(17.2)

Total deferred tax	—	(2.1)	(1.3)	(19.7)

Tax charge (credit) on profit (loss) on ordinary activities	60.3	11.3	7.3	(12.6)

For periods prior to the acquisition on 22 June 2001, total tax on profit on ordinary activities is computed by applying the UK corporation tax rate at 30% throughout the periods presented to UK taxable profits. Operations in the United States gave rise to tax net operating losses for the year ended 31 March 2003 of £nil (period from 22 June 2001 to 31 March 2002 and 1 April to 22 June 2001 — £19.4 million and £62.2 million loss, respectively; year ended 2001—£15.7 million loss), of which £7.6 million offset taxable income that arose in the United States in the year ended 31 March 2003. An amount of £129.5 million is available to offset taxable income arising in the United States in subsequent years.

The effective tax rate for each period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Profit (loss) on ordinary activities before taxation	163.0	27.1	(39.9)	(53.2)

Profit (loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (30%)	48.9	8.2	(12.0)	(16.0)
Effects of:
Adjustments from prior years	—	—	—	(0.3)
Non-deductible goodwill amortisation	—	—	13.5	20.9
Higher tax rates on overseas earnings	(1.5)	(3.2)	(0.8)	(0.3)
Other expenses not deductible for tax purposes	0.9	0.4	1.4	4.0
US tax losses	7.0	1.5	8.7	(2.7)
Other timing differences	5.0	6.5	(2.2)	1.5

Total current tax	60.3	13.4	8.6	7.1

Deferred tax in current year	—	(2.1)	(1.3)	(2.5)
Recognition of deferred tax assets on prior year US tax losses	—	—	—	(17.2)

Net tax charge (credit)	60.3	11.3	7.3	(12.6)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Acquisitions

Acquisition of McLeod

On 16 April 2002, the Yell Group acquired McLeod for an aggregate purchase price of $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of McLeod as follows:

	Book value(a)	Fair value adjustments(b)	Fair value
	£	£	£
	(in millions)
Fixed assets
Tangible assets	24.4	(1.4)	23.0

Total fixed assets	24.4	(1.4)	23.0
Current assets
Stocks	37.5	(5.1)	32.4
Debtors	67.1	1.1	68.2
Cash at bank and in hand	0.5	—	0.5

Total current assets	105.1	(4.0)	101.1

Creditors	(28.5)	(1.7)	(30.2)

Net current assets	76.6	(5.7)	70.9

Identifiable net assets	101.0	(7.1)	93.9

Goodwill			330.0

Total cost			423.9

Consideration:
Cash			423.9

(a)	Translated from US dollars to pounds sterling at the exchange rate on the date of acquisition.
(b)	The fair value adjustments principally comprise an impairment in the value of fixed assets following an impairment review, and an alignment of accounting policies for directories in progress and revenue recognition.

The operating results of McLeod during the year ended 31 December 2001 and the period from 1 January 2002 to 16 April 2002 were:

	Year ended 31 December 2001	1 January to 16 April 2002
	£	£
	(in millions)
Turnover	207.2	66.0

Total operating (loss) profit (c)	(15.6)	7.0

(Loss) profit before taxation	(15.5)	6.9
Taxation	(0.1)	(0.1)

(Loss) profit for the financial period	(15.6)	6.8

(c)	Operating profit for the year ended December 2001 is stated after charging management fees from MCLD of £25.1 million.

Results for the year ended 31 December 2001 were extracted from the latest published financial statements. Results for the period to 16 April 2002 were obtained from management accounts.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

7. Acquisitions (continued)

The impact of the McLeod acquisition on the Group’s cashflows before financing was as follows:

Year ended 31 March 2003
(£ in millions)
Net cash inflow from operating activities	35.8
Returns on investments and servicing of finance	—
Taxation paid	(1.0)
Investing activities	(3.8)

Net cash inflow before financing	31.0

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Acquisitions (continued)

Acquisition of Yell Group from BT

The Yell Group was acquired from BT on 22 June 2001 for an aggregate price of £2,007.6 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of the Yell Group as follows:

	Book value	Fair value adjustments(a)	Debt and other liabilities extinguished(b)	Fair value
	£	£	£	£
	(in millions)
Fixed assets
Tangible assets	42.6	—	—	42.6
Investment	2.1	—	—	2.1

Total fixed assets	44.7	—	—	44.7
Current assets
Stocks	100.2	(2.3)	—	97.9
Debtors	275.0	(0.8)	—	274.2
Cash at bank and in hand	8.3	—	—	8.3

Total current assets	383.5	(3.1)	—	380.4

Creditors: amounts falling due within one year
Loans and other borrowings	(110.5)	—	109.7	(0.8)
Other creditors	(112.7)	(6.0)	—	(118.7)

Total creditors: amounts falling due within one year	(223.2)	(6.0)	109.7	(119.5)

Net current assets	160.3	(9.1)	109.7	260.9

Total assets less current liabilities	205.0	(9.1)	109.7	305.6

Creditors: amounts falling due after more than one year
Loans and other borrowings	(222.8)	—	222.4	(0.4)
Other creditors	(21.3)	—	20.6	(0.7)

Total creditors: amounts falling due after more than one year	(244.1)	—	243.0	(1.1)

Identifiable net (liabilities) assets	(39.1)	(9.1)	352.7	304.5

Goodwill				1,703.1

Total cost				2,007.6

Consideration:
Cash				1,907.6 (c)
Subordinated parent company loan				100.0

Total consideration				2,007.6

(a)	The fair value adjustments principally comprise a write down of directories in progress at the date of acquisition and accruals for unprovided liabilities at the date of acquisition. These adjustments to stocks and other creditors relate to matters affecting a number of years and the impact on any individual year is insignificant.

(b)	Debt extinguished reflects the repayment on the date of acquisition of loans due to BT, loan notes due to senior management of Yellow Book and amounts previously accrued and payable under the Yellow Book management incentive plan. Additional amounts payable under this incentive plan on the change of ownership were funded by BT.

(c)	Consideration includes acquisition costs of £39.2 million.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Acquisitions (continued)

Other acquisitions

Yellow Book East and Yellow Book West made other acquisitions in the year ended 31 March 2003 for cash of £47.4 million (period from 22 June 2001 to 31 March 2002—£7.1 million; year ended 31 March 2001—£39.0 million), to acquire net assets with a book value of £16.0 million (period from 22 June 2001 to 31 March 2002—£ nil; year ended 31 March 2001—£4.2 million), giving rise to additional goodwill of £31.4 million (period from 22 June 2001 to 31 March 2002—£7.1 million; year ended 31 March 2001—£34.8 million).

Reconciliation of cash paid to the cash flow statement

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Cash consideration for:
Acquisition of Yell Group from BT	—	—	1,907.6	—
Acquisition of McLeod	—	—	—	423.9
Other acquisitions	39.0	—	7.1	47.4
Less:
Cash acquired with subsidiaries	—	—	(8.3)	(0.4)

Cash paid for purchase of subsidiary undertakings, net of cash acquired	39.0	—	1,906.4	470.9

The impact of the acquisitions on the results of the Yell Group for the year ended 31 March 2003 include the following:

£ (in millions)
Turnover	200.4
Cost of sales	(110.7)

Gross profit	89.7
Distribution costs	(11.9)
Administrative expenses	(70.9)

Operating profit	6.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Movements in net debt

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year — excluding overdraft	Debt due after one year	Net debt
	£	£	£	£
	(in millions)
At 31 March 2001 (Predecessor)	24.8	(97.2)	(221.8)	(294.2)
Cash inflow before acquisitions and financing	11.9	—	—	11.9
Cash inflow from financing	12.4	(12.4)	—	—
Other non-cash items	—	(223.0)	223.0	—
Currency movements	—	(0.5)	(1.3)	(1.8)

At 22 June 2001 (Predecessor)	49.1	(333.1)	(0.1)	(284.1)

At 22 June 2001 (Successor)	—	—	—	—
Cash inflow before acquisitions and financing	63.8	—	—	63.8
Cash inflow from financing:
– on acquisition	2,029.9	(592.8)	(1,436.1)	1.0
– after acquisition	502.2	—	(502.2)	—
Repayment of loans	(540.0)	540.0	—	—
Cash outflow on acquisitions	(1,914.7)	—	—	(1,914.7)
Balances assumed on acquisitions	8.3	(0.6)	(0.1)	7.6
Subordinated parent company loan	—	—	(100.0)	(100.0)
Finance fees paid	(49.4)	—	49.4	—
Interest and amortised fees	—	—	(65.0)	(65.0)
Other non-cash items	—	—	1.4	1.4
Currency movements	—	—	1.9	1.9

At 31 March 2002 (Successor)	100.1	(53.4)	(2,050.7)	(2,004.0)

Cash inflow less interest and taxation paid and capital expenditures	143.9	—	—	143.9
Cash inflow from financing:
– for acquisitions	408.8	—	(408.7)	0.1
– after acquisitions	77.0	—	(77.0)	—
Cash outflow on acquisitions	(470.9)	—	—	(470.9)
Reclass of long-term to short-term debt	—	(286.5)	286.5	—
Borrowings repaid	(211.9)	211.9	—	—
Finance fees paid	(16.1)	—	16.1	—
Interest and amortised fees	—	—	(102.9)	(102.9)
Currency movements	(0.9)	15.2	50.7	65.0

At 31 March 2003 (Successor)	30.0	(112.8)	(2,286.0)	(2,368.8)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Movements in net debt (continued)

Reconciliation of net cash flow to movements in net debt

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Increase (decrease) in net cash in the period	19.8	24.3	100.1	(69.2)
Net cash inflow from increase in debt	(66.0)	(12.4)	(1,941.7)	(257.7)

(Increase) decrease in net debt resulting from cash flows	(46.2)	11.9	(1,841.6)	(326.9)
Balances assumed on acquisitions	—	—	(0.7)	—
Subordinated parent company loan	—	—	(100.0)	—
Interest and amortised fees	—	—	(65.0)	(102.9)
Other non-cash items	—	—	1.4	—
Currency movements	(29.6)	(1.8)	1.9	65.0

(Increase) decrease in net debt in the period	(75.8)	10.1	(2,004.0)	(364.8)
Net debt at beginning of the period	(218.4)	(294.2)	—	(2,004.0)

Net debt at end of the period	(294.2)	(284.1)	(2,004.0)	(2,368.8)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

9. Intangible assets

Goodwill

£ (in millions)
Cost
Balance at 31 March 2001 (Predecessor)	464.6
Currency movements (Predecessor)	2.6
Eliminated on acquisition from BT	(467.2)

Total cost at 22 June 2001 (Predecessor)	—

Balance at 22 June 2001 (Successor)	—
Additions arising on acquisition from BT	1,703.1
Other additions	7.1
Currency movements (Successor)	(4.4)

Total cost at 31 March 2002 (Successor)	1,705.8

Amortisation
Balance at 31 March 2001 (Predecessor)	35.3
Charge for the period prior to acquisition from BT	5.4
Currency movements (Predecessor)	0.2
Eliminated on acquisition from BT	(40.9)

Total amortisation at 22 June 2001 (Predecessor)	—

Balance at 22 June 2001 (Successor)	—
Charge for the period after acquisition from BT	65.3

Total amortisation at 31 March 2002 (Successor)	65.3

Net book value at 31 March 2002 (Successor)	1,640.5

Cost
Balance at 31 March 2002 (Successor)	1,705.8
Additions	361.4
Fair value adjustment(a)	(0.7)
Currency movements	(81.4)

Total cost at 31 March 2003 (Successor)	1,985.1

Amortisation
Balance at 31 March 2002 (Successor)	65.3
Charge for the year	98.4
Currency movements	(2.7)

Total amortisation at 31 March 2003 (Successor)	161.0

Net book value at 31 March 2003 (Successor)	1,824.1

(a)	The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in the year ended 31 March 2002.

The acquisitions of the Yell Group from BT on 22 June 2001 and the McLeod acquisition on 16 April 2002 are detailed in note 7. The other goodwill arose on several small acquisitions. The goodwill arising on the acquisitions is being amortised on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Tangible fixed assets

Tangible fixed assets, comprising primarily computers and office equipment, are summarised as follows:

£ (in millions)
Cost
Balance at 31 March 2001 (Predecessor)	74.1
Additions	4.3
Disposals	(0.6)
Adjustment on acquisition(a)	(35.2)

Total cost at 22 June 2001 (Predecessor)	42.6

Balance at 22 June 2001 (Successor)	42.6
Additions	10.7
Disposals	(16.5)

Total cost at 31 March 2002 (Successor)	36.8

Depreciation
Balance at 31 March 2001 (Predecessor)	31.4
Charge for the period 1 April to 22 June 2001	4.4
Disposals	(0.6)
Adjustment on acquisition(a)	(35.2)

Total depreciation at 22 June 2001 (Predecessor)	—

Balance at 22 June 2001 (Successor)	—
Charge for the period 22 June 2001 to 31 March 2002	15.8
Disposals	(9.0)

Total depreciation at 31 March 2002 (Successor)	6.8

Net book value at 31 March 2002 (Successor)	30.0

Cost
Balance at 31 March 2002 (Successor)	36.8
Acquisitions(b)	23.8
Additions	19.2
Disposals	(8.1)
Currency movements	(3.1)

Total cost at 31 March 2003 (Successor)	68.6

Depreciation
Balance at 31 March 2002 (Successor)	6.8
Charge for the year	22.5
Disposals	(8.1)
Currency movements	0.3

Total depreciation at 31 March 2003 (Successor)	21.5

Net book value at 31 March 2003 (Successor)	47.1

(a)	Adjustment to reflect the net book value of assets acquired as gross cost on acquisition of the Yell Group from BT.
(b)	Fixed assets acquired comprised computers and office equipment.

The net book value of fixed assets included amounts of £0.2 million (2002-£0.7 million, 2001-£1.2 million) in respect of assets held under finance leases.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Tangible fixed assets (continued)

Additions to tangible fixed assets comprised:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
			2003
	£	£	£
	(in millions)	(in millions)
Computers and office equipment	4.3	9.8	17.5
Motor vehicles and other	—	0.4	—
Leasehold improvements	—	0.5	1.7

Total additions to tangible fixed assets	4.3	10.7	19.2

Net book value at the end of each year comprised:

	At 31 March 2002	At 31 March 2003
	£	£
	(in millions)
Computers and office equipment	28.6	45.2
Motor vehicles and other	0.7	0.2
Leasehold improvements	0.7	1.7

Net book value at the end of the year	30.0	47.1

11. Stocks

	At 31 March 2002	At 31 March 2003
	£	£
	(in millions)
Directories in progress	84.6	143.5
Other	6.3	2.3

Total stocks	90.9	145.8

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

12. Debtors

	At 31 March 2002	At 31 March 2003
	£	£
	(in millions)
Trade debtors(a)	287.3	412.3
Other debtors	6.8	8.2
Accrued income(a)	32.1	7.6
Prepayments	7.7	10.2
Deferred tax asset (note 16)	3.4	23.1

Total debtors	337.3	461.4

(a)	The Yell Group’s trade debtors and accrued income are stated after deducting a provision of £105.5 million at 31 March 2003 (2002—£71.4 million) for doubtful debts and sales allowances. The amount charged to the Yell Group profit and loss account for doubtful debts for the year ended 31 March 2003 was £67.6 million (periods ended 22 June 2001 to 31 March 2002 and 1 April to 22 June 2001—£43.4 million and £9.8 million, respectively; year ended 31 March 2001—£37.4 million).

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

13. Loans and other borrowings

	Interest rate	At 31 March 2002	At 31 March 2003
	%	£	£
		(in millions)
Amounts falling due within one year
Senior credit facilities(a)(b)	7.47	52.8	111.8
Net obligations under finance leases		0.6	1.0

Total amounts falling due within one year		53.4	112.8

Amounts falling due after more than one year
Senior credit facilities(a)(b)	7.47	878.2	990.3
Senior notes:
Senior sterling notes(c)	10.75	241.0	242.0
Senior dollar notes(d)	10.75	135.3	122.2
Senior discount dollar notes(e)	13.96	110.8	114.8
Subordinated parent company loan(f)		685.3	816.7
Net obligations under finance leases		0.1	—

Total amounts falling due after more than one year		2,050.7	2,286.0

Net loans and other borrowings		2,104.1	2,398.8

(a)	Facilities comprise four term loans of £549.0 million, £175.0 million, £243.2 million and £158.3 million which are due in 2008, 2009, 2010 and 2009, respectively. The senior credit facilities were drawn down in full in order to fund the acquisition of the Yell Group, the acquisition of McLeod and the subsequent refinancing of the McLeod bridge facility. In addition to the term loans, the senior credit facilities include a revolving credit facility of £100.0 million. At 31 March 2003, no amounts were outstanding under the revolving credit facility. The senior credit facilities have first priority security over substantially all of the Yell Group’s assets.

(b)	The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA” as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2003 in compliance with these debt covenants.

(c)	This represents a £250.0 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(d)	This represents a $200.0 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(e)	This represents a $288.3 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000.0 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior debt. The 13.96% interest rate represents the rate of return from inception on the notes including the unwinding of the discount.

(f)	Subordinate parent company loans represent funding advanced by the parent company in the form of sponsor deep discount bonds and vendor loan notes after deducting recharged finance fees of £8.8 million (2002 - £9.5 million).

The principal amount of deep discount bonds issued to shareholders on 22 June 2001 was £549.0 million with a further £61.3 million issued on 16 April 2002. The bonds mature in 2021 and were issued at a discount to par yielding 10.00% per annum and have no requirement to pay cash interest.

The vendor loan notes were advanced in the sum of £100.0 million in the original principal amount. The notes mature in 2013 and bear interest at a floating rate equal to six-month sterling LIBOR which will accrue and be paid only on redemption of the notes.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

13. Loans and other borrowings (continued)

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2003
	Principal amount	Deferred finance costs	Net balance
	£	£	£
	(in millions)
Senior credit facilities	1,125.5	(23.4)	1,102.1
Senior notes:
Senior sterling notes	250.0	(8.0)	242.0
Senior dollar notes	126.7	(4.5)	122.2
Senior discount dollar notes	118.2	(3.4)	114.8
Subordinated parent company loan	816.7	—	816.7
Other	1.0	—	1.0

Total loans and borrowings	2,438.1	(39.3)	2,398.8

Repayments fall due as follows:

	At 31 March 2002	At 31 March 2003

	£	£
	(in millions)
Within one year, or on demand	53.4	112.8

Between one and two years	76.9	110.4
Between two and three years	109.8	134.4
Between three and four years	133.8	116.4
Between four and five years	115.8	122.4
After five years	1,655.8	1,841.7

Total due for repayment after more than one year	2,092.1	2,325.3

Total repayments due	2,145.5	2,438.1

Deferred finance costs	(41.4)	(39.3)

Total loans and other borrowings	2,104.1	2,398.8

14. Financial instruments and risk management

Treasury policy

The Yell Group treasury function’s primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury function is not a profit centre and its objective is to manage risk at optimum cost.

The board of directors sets the treasury function’s policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

14. Financial instruments and risk management (continued)

Counterparty credit risk is closely monitored and managed within controls set by the board of directors. Derivative financial instruments, including forward foreign exchange contracts, are used only for hedging purposes.

The principal financing and treasury exposures faced by the Yell Group arise from working capital management, the financing of acquisitions and tangible fixed assets, the management of interest rate positions and the investment of surplus cash. The treasury function manages those exposures with the objective of remaining within ratios covenanted with the senior lenders. The Yell Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

The Yell Group financed its operations prior to 22 June 2001 primarily by BT’s net investment and loans. Subsequent to 22 June 2001, the Yell Group has financed its operations primarily by long-term debt. Details of the Yell Group’s borrowings are disclosed in note 13.

All significant cash inflows and outflows associated with the Yell Group’s operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the United States are denominated in dollars. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of Yellow Book operations in the United States into pounds sterling. The dilution of the Yell Group’s earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by natural hedging within the Group as a result of having a significant amount of debt denominated in US dollars. The Yell Group does not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although it will continue to review this practice. In addition, the Yell Group entered into a forward contract to purchase £43.8 million at the rate of $1.575 per £1 sterling as a hedge against expected future cash flows within the group.

The Yell Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risk through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. The Yell Group is required to hedge the interest rate exposure on at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. The Yell Group has hedged the interest rate exposure on nearly 90% of the indebtedness under the senior credit facilities for six months and 50% for the following 18 months using interest rate swaps.

During the year ended 31 March 2003, as set out in note 8, net debt increased from £2,004.0 million to £2,368.8 million, primarily as a result of acquisitions, financings and their associated costs and foreign currency movements in the period.

Other financial instruments

The Yell Group has short-term debtors and creditors which arise in the normal course of business and have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Yell Group’s risk between 31 March 2003 and the date of these financial statements.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

14. Financial instruments and risk management (continued)

Currency risk profile

The interest rate profile of the Yell Group’s financial assets and liabilities was:

	Sterling	US dollar	Total
	£	£	£
	(in millions)

Floating rate	66.8	33.3	100.1

Total financial assets at 31 March 2002	66.8	33.3	100.1

Fixed rate	(1,602.4)	(364.3)	(1,966.7)
Floating rate	(128.6)	(8.8)	(137.4)

Total financial liabilities at 31 March 2002	(1,731.0)	(373.1)	(2,104.1)

Net financial liabilities at 31 March 2002	(1,664.2)	(339.8)	(2,004.0)

Floating rate	22.6	7.4	30.0

Total financial assets at 31 March 2003	22.6	7.4	30.0

Fixed rate	(1,735.3)	(458.4)	(2,193.7)
Floating rate	(81.7)	(123.4)	(205.1)

Total financial liabilities at 31 March 2003	(1,817.0)	(581.8)	(2,398.8)

Net financial liabilities at 31 March 2003	(1,794.4)	(574.4)	(2,368.8)

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 13. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 13. The Yell Group has entered into interest rate forward rate agreements and swaps for the purpose of hedging future floating interest rate movements. The Yell Group has fixed interest rates on nearly 90% of the interest rate exposure on the indebtedness under the senior credit facilities for six months and on 50% for the following 18 months.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	Sterling	US dollar	Total borrowings
At 31 March 2002
Weighted average interest rate (%)	9.4	11.0	9.7
Weighted average period for which rate is fixed (years)	9.3	7.0	8.8
At 31 March 2003
Weighted average interest rate (%)	9.2	9.8	9.3
Weighted average period for which rate is fixed (years)	9.1	4.9	8.2

The floating-rate financial liabilities bear interest at rates fixed in advance for periods ranging from one month to six months by reference to LIBOR.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

14. Financial instruments and risk management (continued)

Borrowing facilities and liquidity risk

Since 22 June 2001, the Yell Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were undrawn committed senior debt facilities at 31 March 2003 of £100.0 million (2002—£100.0 million). These facilities expire on 22 June 2008 and when drawn attract interest at LIBOR plus 2.10% (2002 - LIBOR plus 2.38%).

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Yell Group’s financial instruments at 31 March 2002 and 2003. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	Book value at 31 March	Fair value at 31 March	Book value at 31 March	Fair value at 31 March

	2002	2002	2003	2003
	£	£	£	£
	(in millions)
Non-derivatives:
Assets
Cash at bank and in hand	100.1	100.1	30.0	30.0
Liabilities
Short-term borrowings(a)	53.4	53.4	112.8	112.8
Long-term borrowings(b)	2,050.7	1,958.8	2,286.0	2,302.2
Derivatives:
Interest rate swaps	—	(11.3)	—	(25.0)
Forward foreign exchange contracts	—	—	—	0.1

(a)	The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b)	The fair value of the Yell Group’s notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows:

	At 31 March 2003
	Gains	Losses	Net losses
	£	£	£
	(in millions)
Unrecognised gains and losses on hedges at 31 March 2003, of which:	0.1	(25.0)	(24.9)
Expected to be recognised in the year to 31 March 2004	0.1	(16.6)	(16.5)
Expected to be recognised after 31 March 2004	—	(8.4)	(8.4)

The Yell Group had no derivatives in any period prior to 22 June 2001.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

15. Other creditors

Amounts falling due within one year

	At 31 March	At 31 March
	2002	2003

	£	£
	(in millions)
Trade creditors	19.8	34.9
Corporation tax	9.4	6.2
Other taxation and social security	19.1	24.7
Other creditors	4.6	5.7
Accrued expenses	66.6	90.4
Deferred income	27.2	74.0

Total other creditors falling due within one year	146.7	235.9

16. Deferred taxation

Deferred tax asset

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June	22 June 2001 to 31 March	Year ended 31 March
	2001	2002	2003
	£	£	£
	(in millions)
Balance at beginning of the period	—	—	3.4
Amount credited to profit and loss account	—	3.4	19.7

Balance at end of the period	—	3.4	23.1

At 31 March 2002 and 2003, the Yell Group recognised a £3.4 million and a £5.9 million deferred tax asset, respectively, primarily relating to timing differences between book and tax depreciation. An additional deferred tax asset of £17.2 million was recognised at 31 March 2003 for prior years’ net operating losses from US operations that are expected to be realised in the near future. The deferred tax assets are included in debtors (note 12).

The elements of all net deferred tax assets not recognised in the accounts, including the cumulative unrecognised effect of net operating losses arising from operations in the United States, were as follows:

	At 31 March
	2002	2003
	£m	£m
Tax effect of timing differences due to:
Deferred compensation	—	—
Tax net operating loss from US operations	37.7	27.2

Unrecognised net deferred tax assets	37.7	27.2

These unrecognised net deferred tax assets are available to offset against future operating profits in the United States and are recognised when it is considered to be more likely than not that the US operations will become tax profitable. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2023 if not used.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Called up share capital

	At 31 March 2002	At 31 March 2003

	£	£
	(in millions)
Authorised
900 shares of 100 euro each	0.1	0.1

Allotted, called up and fully paid
300 shares issued to Yell Group plc (2002 - 200 shares)	0.1	0.1

18. Changes in equity shareholders’ funds (deficit)

BT’s net investment in the Yell Group (pre-22 June 2001)

	BT’s net investment	Called up share capital	Share premium	Profit and loss account	Total
	£	£	£	£	£
	(in millions)
Balance at 31 March 2000 (Predecessor)	365.0	—	—	—	365.0
Profit for the period	102.7	—	—	—	102.7
Net distributions to BT	(150.7)	—	—	—	(150.7)
Taxation settled by BT on behalf of the Yell Group	54.6	—	—	—	54.6
Currency movements(a)	22.7	—	—	—	22.7

Balance at 31 March 2001 (Predecessor)	394.3	—	—	—	394.3
Profit from 1 April to 22 June 2001	15.8	—	—	—	15.8
Currency movements(a)	0.8	—	—	—	0.8

Balance at 22 June 2001 (Predecessor)	410.9	—	—	—	410.9

Cash retained by BT on acquisition					(40.8)
Taxation to be settled by BT after acquisition					17.1

Identifiable net assets sold by BT					387.2
Elimination of BT invested capital on acquisition from BT					(387.2)

Balance at 22 June 2001 (Successor)					—

(a)	The cumulative foreign currency translation adjustment was £25.1 million at 22 June 2001 (year ended 31 March 2001—£24.3 million, year ended 31 March 2000—£1.6 million).

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

18. Changes in equity shareholders’ funds (deficit) (continued)

Reconciliation of movement in the consolidated equity shareholders’ deficit (post-22 June 2001)

	Share capital	Share premium	Profit and loss account	Total
	£	£	£	£
	(in millions)
Issuance of share capital (ordinary shares) (note 17)(a)	0.1	0.9	—	1.0
Loss for the period from 22 June 2001 to 31 March 2002	—	—	(47.2)	(47.2)
Currency movements	—	—	(3.7)	(3.7)

Balance at 31 March 2002 (Successor)	0.1	0.9	(50.9)	(49.9)
Issuance of share capital (ordinary shares) (note 17)(b)	—	0.1	—	0.1
Loss for the year	—	—	(40.6)	(40.6)
Currency movements(c)	—	—	(34.0)	(34.0)

Balance at 31 March 2003 (Successor)	0.1	1.0	(125.5)	(124.4)

(a)	180 shares of 100 euro each were issued on incorporation at par value, and on further 20 shares were issued on 28 November 2001 for £971,000.
(b)	100 shares of 100 euro each were issued on 16 April 2002 for £111,600.
(c)	The cumulative foreign currency translation adjustment was a £37.7 million loss at 31 March 2003 (31 March 2002—£3.7 million loss).

19. Financial commitments and contingent liabilities

	At 31 March 2002	At 31 March 2003

	£	£
	(in millions)
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	3.9	8.7
Between one and five years	3.3	5.2
After five years	6.0	7.3

Total payable within one year	13.2	21.2

Future minimum operating lease payments for the Yell Group at 31 March 2003 are as follows:

£ (in millions)
Payable in the year ending 31 March:
2004	21.2
2005	11.7
2006	9.4
2007	8.1
2008	7.6
Thereafter	29.0

Total future minimum operating lease payments	87.0

Operating lease commitments are principally in respect of leases of land and buildings.

There are no contingent liabilities or guarantees other than those referred to in note 4 and note 22 and those arising in the ordinary course of the Yell Group’s business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

19. Financial commitments and contingent liabilities (continued)

The Yell Group does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Yell Group.

20. Directors’ remuneration

The emoluments of the directors and the benefits including those received under the long-term incentive plans were:

	Year to 31 March
	2001	2002	2003
	£	£	£
	(in thousands)
Salary	380	706	795
Other benefits	21	77	48
Performance-related bonus	228	723	795
Non-executive directors’ fees	—	6	196
Additional payments by BT following the acquisition on 22 June 2001(a)	—	3,800	—

Aggregate emoluments	629	5,312	1,834
Aggregate gains made on the exercise of share options	—	20	—
Aggregate amounts receivable under long-term incentive plans	153	132	46

	782	5,464	1,880

(a)	This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.

Two directors (2002: two, 2001: two) had retirement benefits accruing under a defined benefit pension scheme.

Directors’ detailed remuneration

	John Condron			John Davis
	Year to 31 March			Year to 31 March
	2001	2002	2003	2001(b)	2002	2003
	£	£	£	£	£	£
	(in thousands)			(in thousands)
Salary	240	416	485	140	290	310
Other benefits	15	29	27	6	48	21
Performance-related bonus	168	426	485	60	297	310
Additional payments by BT following the acquisition on 22 June 2001(a)	—	3,300	—	—	500	—

Aggregate emoluments	423	4,171	997	206	1,135	641
Gains made on exercise of share options	—	20	—	—	—	—
Amounts receivable under long-term incentive plans	153	132	46	—	—	—

	576	4,323	1,043	206	1,135	641

(a)	This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.
(b)	John Davis’ emoluments for the year ended 31 March 2001 relate to the period of his employment from 25 September 2000.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

20. Directors’ remuneration (continued)

Non-executive directors’ fees

The non-executive directors, except Lord Powell of Bayswater, who held office between 22 June 2001 and 31 March 2002 were appointed to the board of the Yell Group as representatives of Apax Partners Managing Entities and Hicks Muse. Monitoring fees charged to the Yell Group by these companies are detailed in note 23.

During the year ended 31 March 2003, additional non-executive directors were appointed.

No fees were paid directly to non-executive directors who were representatives of Apax Partners Managing Entities or Hicks Muse. Fees were paid to the following non-executive directors.

	Year to 31 March
	2001	2002	2003
	£	£	£
	(in thousands)
Robert Scott	—	—	38
Charles Carey	—	—	38
John Coghlan	—	—	39
Joachim Eberhardt	—	—	38
Lord Powell of Bayswater	—	6	44

Retirement benefits

	John Condron			John Davis
	At 31 March			At 31 March
	2001	2002	2003	2001	2002	2003
	£	£	£	£	£	£
	(in thousands)			(in thousands)
Cumulative accrued annual pension	84	146	195	3	9	17
Cumulative accrued lump sum	252	439	584	—	—	—
Transfer value of increase in accrued benefit in excess of inflation less member contributions	217	817	659	9	25	35
Transfer value of accrued benefits at year end		2,018	2,923		59	119
Change in transfer value over year less member contributions			876			45

Beneficial and non-beneficial interests

The interests of directors and their families in Yell Group ordinary shares are shown below:

	At 31 March
	2002	2003
	Number	Number
John Condron	3,000,000	3,000,000
John Davis	1,250,000	1,250,000

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

20. Directors’ remuneration (continued)

Interests in BT

John Condron exercised the following options, which had been adjusted for the rights issue and demerger of mmO2 from BT, during the period from 1 April 1999 to 31 March 2003:

Scheme	Number of options	Date from which exercisable	Exercise date	Exercise price (pence)	Share price on exercise (pence)	Profit on exercise (£)
1993 BT Share option scheme	6,214	4 March 1996	31 May 2001	386.10	434.80	3,026
1994 BT Share option scheme	7,127	8 December 1997	31 May 2001	336.72	434.80	6,990
Sharesave 11	4,402	14 August 2001	15 August 2001	239.74	448.00	9,168
Sharesave 12	1,702	19 December 2001	19 December 2001	322.35	344.30	374

No options were granted during the period, and all remaining options lapsed on 25 December 2001.

BT shares have been provisionally awarded to, and vested with, John Condron under the following share schemes. He remains eligible for the benefits receivable under these schemes.

	Year to 31 March
	2001	2002	2003
BT Executive share plan(a):
Number of shares
At the beginning of the period	93,078	75,832	74,116
Rights issue prior to vesting	—	2,306	—
BT Shares vested during the period	(19,265)	(23,543)	(17,803)
BT Shares forfeited	—	(3,190)	(22,892)
Dividends reinvested, rights taken up, demerger adjustment	2,019	22,711	638

At the end of the period	75,832	74,116	34,059

Market value of shares vested (£’000)	153	115	36
Maximum value at year end (£’000)	387	208	53
Deferred Bonus Plan(b):
Number of shares
At the beginning of the period	5,670	5,823	3,729
BT Shares vested during the period	—	(3,538)	(3,729)
Dividends reinvested, rights issue and demerger	153	1,444	—

At the end of the period	5,823	3,729	—

Value of shares vested at date of vesting (£’000)	—	17	6
Value at year end (£’000)	30	10	—
Incentive Share Plan(c):
Number of shares
At the beginning of the period	22,452	22,765	32,827
Dividends reinvested, rights issue and demerger	313	10,062	762

At the end of the period	22,765	32,827	33,589

Value at year end (£’000)	116	92	53

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

20. Directors’ remuneration (continued)

(a)	Awards of BT ordinary shares normally vest at the end of five years but only if BT’s total shareholder return meets a pre-determined target related to other companies in the FTSE 100.
(b)	Awards under the Deferred Bonus Plan were granted in respect of the respective previous years’ performance. The shares are held in trust and transferred to the executive at the end of the third year.
(c)	Awards under the incentive plan normally vest at the end of three years but only if BT’s total return meets a pre-determined target related to other companies in the FTSE 100.

	Year to 31 March
	2001	2002		2003
	pence	pence		pence
Closing BT share price at the end of the period	510	280		157
Price range in period:
Minimum	469	216	(a)	141	(a)
Maximum	1,172	600		291

(a)	The lowest price in the year was subsequent to the demerger of mmO2, where BT shareholders were issued with one mmO2 share for each BT share. The relative share values on the date of demerger, 19 November 2001, were £2.86 and £0.83 for BT and mmO2, respectively.

21. Pensions

SSAP 24—“Accounting for Pension Costs”

Pension costs in respect of the Yell Pension Plan (“YPP”), the BT Pension Scheme (“BTPS”) and the defined contribution schemes were:

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June	22 June 2001 to 31 March		Year ended 31 March
	2001	2001	2002		2003
	£	£	£		£
	(in millions)		(in millions)
Amounts expensed for YPP (defined benefit section)	6.2	1.0	4.7	(a)	8.0	(a)
Amounts charged from BTPS	1.6	0.5	0.9	(b)	—
Amounts expensed for defined contribution schemes	1.1	0.4	0.8		1.9

Total	8.9	1.9	6.4		9.9

(a)	From 1 November 2001 includes cost in respect of the members transferred from the BTPS.

(b)	For the period 1 April 2001 to 1 November 2001.

Yell Pension Plan (YPP)—Defined benefit Section

With effect from 1 October 2001, a defined contribution section was established in the YPP and the defined benefit sections were closed to new entrants.

The pension costs for the years ended 31 March 2001 and 31 March 2002 in respect of the defined benefit sections of the YPP were based on the valuation at 6 April 1999. The pension cost for the year ended 31 March 2003 was based on the valuation at 5 April

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Pensions (continued)

2002. The valuations, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a discounted value of assets at 6 April 1999 and market value of assets in the 5 April 2002 valuation. The principal assumptions used and the results of the valuations are set out below:

	6 April 1999	5 April 2002
	Rates per annum %
Valuation method	Projected unit	Projected unit
Return on existing and future assets	8.0	6.0 to 6.5
Average increase in retail price index	4.0	2.7
Average future increases in wages and salaries	6.0	4.2
Average increase in pensions	3.8	2.7
Dividend growth	4.8

At 5 April 2002 (the last valuation date) the market value of assets was £102.7 million. The results of the valuation show that the assets of the scheme were sufficient to cover 102% of the benefits that had accrued to members by that date after allowing for expected future increases in salaries. The date for the next valuation is expected to be no later than 5 April 2005.

For the year ended 31 March 2003, the Yell Group made regular contributions totalling £7.9 million to the defined benefit section (1 April to 22 June 2001—£1.0 million, 22 June 2001 to 31 March 2002—£4.7 million, year ended 31 March 2001—£3.8 million). In addition, a contribution of £0.1 million in respect of benefit improvements was made. In March 2001 the Yell Group made a special contribution of £2.4 million in respect of the deficit in the YPP at that time. There are no provisions or prepayments held on the balance sheet in respect of this plan at 31 March 2003 or 2002.

The YPP assets are invested in UK and overseas equities, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds.

BT Pension Scheme (BTPS)—Defined benefit scheme

Prior to the acquisition of the Yell Group from BT, the Yell Group participated in a pension scheme operated by BT for its employees and those of certain of its subsidiaries. The scheme provided benefits based upon final pensionable pay. The assets of the scheme were held in a separate trustee administered fund. Pension costs were charged to the profit and loss account so as to spread the cost over the service lives of all employees in the scheme. Actuarial surpluses or deficits were accounted for by BT. The contributions were determined by a qualified actuary on the basis of valuations undertaken at intervals of not more than three years.

Whilst the Yell Group was participating in the BTPS, the last formal actuarial valuation of the BTPS was performed as at 31 December 1999, using the projected unit method. At that date, the assets were sufficient to cover about 97.0% of the liabilities. The major assumptions were that, over the long term, the return on existing assets would be 5.5% per annum (allowing for real equity dividend growth of 1.0% per annum) and on future contributions would be 7.1% per annum, the retail price index would increase at an average of 3.0% per annum and that salaries would increase at an average of 4.8% per annum.

Prior to 22 June 2001, the Yell Group recognised pension costs from this scheme as they were billed from the BT group. From 22 June to 31 October 2001, the Yell Group had a special arrangement to allow it to continue to participate in the BTPS. With effect from 1 November 2001, the Yell Group ceased to participate in the BTPS and following this cessation employees in the scheme at the date of transfer, who elected to do so, were transferred to the YPP where they are receiving substantially similar benefits to the BTPS. The YPP received £38.9 million and £6.7 million of BTPS assets, allocated on the basis of past service, on 11 July 2002 and 19 September 2002, respectively. The total transfer value was calculated using principal assumptions that investment returns would be 7.12% per

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Pensions (continued)

annum, salaries would increase by 4.80% per annum, and pensions would increase by 3.00% per annum. This calculated value was adjusted by applying the ratio of 2.96% to the dividend yield on the FT Actuaries All Share Index at the transfer dates. The total amount transferred was greater than the value of the benefits on the government minimum funding requirement basis as at the dates of the payments.

Defined contribution schemes

In addition to the defined contribution section Four of the YPP, the Group sponsors a 401(k) plan for the majority of Yellow Book employees in the United States. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund.

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £1.9 million in the year ended 31 March 2003 (periods from 22 June 2001 to 31 March 2002 and 1 April to 22 June 2001—£0.8 million and £0.4 million respectively, year ended 31 March 2001—£1.1 million). Outstanding contributions amounted to £0.3 million as at 31 March 2003 (2002—£0.4 million). These are included in other creditors (note 15).

FRS 17—“Retirement benefits”

A valuation of the YPP for the purposes of FRS 17 was carried out at 31 March 2002 and updated to 31 March 2003 by a qualified independent actuary. The following key assumptions were used:

	At 31 March 2002	At 31 March 2003
	%	%
	per annum	per annum
Discount rate	6.0	5.4
Salary increases	4.2	4.0
Pension increases	2.7	2.5
Inflation rate	2.7	2.5

The assets in the YPP and the annual expected rates of return were:

	At 31 March
	2002		2003
	%	£	%	£
		(in millions)		(in millions)
Equities	7.6	38.6	7.8	49.9
Corporate Bonds	5.5	6.4	5.4	15.8
Gilts	n/a	—	4.8	28.4
Property	7.1	1.6	n/a	—
Other	3.5	3.5	n/a	—
Bulk transfer receivable from BTPS	7.6	52.9	n/a	—

Total		103.0		94.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Pensions (continued)

The following amounts as at 31 March 2002 and 2003 were measured in accordance with the requirements of FRS 17 and show the net balance sheet liability at the year end if FRS 17 had been adopted:

	At 31 March
	2002	2003
	£	£
	(in millions)
Total market value of assets	103.0	94.1
Present value of scheme liabilities	(104.6)	(141.2)

Deficit in the scheme	(1.6)	(47.1)

Related deferred tax asset, based on 30% rate of tax	0.5	14.1

Net balance sheet liability	(1.1)	(33.0)

The following amounts explain the change in the deficit in the scheme for the year ended 31 March 2003 if FRS 17 had been adopted:

Year ended 31 March 2003
£
(in millions)
Deficit in scheme at 31 March 2002	(1.6)
Movement in year:
Current service cost	(8.8)
Contributions	8.0
Past service costs	(0.3)
Other finance income	1.3
Actuarial loss	(45.7)

Deficit in scheme at 31 March 2003	(47.1)

The full actuarial valuation at 5 April 2002 backdated to 31 March 2002 showed a deficit of £1.6 million. Improvements in benefits costing £0.3 million were made in the year ended 31 March 2003 and contributions of £7.9 million (12.05% of pensionable earnings), plus an additional contribution of £0.1 million in respect of the benefit improvement, were made. A further additional contribution of £0.1 million in respect of the benefit improvement was made on 1 April 2003. In the year ended 31 March 2003, the Yell Group made contributions at an average rate of 12.05% of pensionable earnings inclusive of expenses and life assurance premiums. Yell Group’s trustees have agreed that contributions for the next three years will be at the rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums.

As the scheme is closed to new members, under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Pensions (continued)

The history of experience gains and losses follows:

	Year ended 31 March 2003
Difference between the expected and actual return on scheme assets
— loss (£ in millions)	(27.4)
— loss (% of scheme assets)	(29%	)

Experience gains and losses on scheme liabilities
— loss (£ in millions)	(4.7)
— loss (% of present value of scheme liabilities)	(3%	)

Total amount to be recognised in the statement of total recognised gains and losses upon full adoption of FRS 17
— loss (£ in millions)	(45.7)
— loss (% of present value of scheme liabilities)	(32%	)

If the above amounts had been recognised in the financial statements, the Yell Group’s net liabilities and profit and loss account deficit at 31 March 2002 and 2003 would have been as follows:

	At 31 March
	2002	2003
	£	£
	(in millions)
Net liabilities excluding pension liability	(49.9)	(124.4)
Pension liability	(1.1)	(33.0)

Net liabilities including FRS 17 pension liability	(51.0)	(157.4)

Deficit excluding pension liability	(50.9)	(125.5)
Pension reserve	(1.1)	(33.0)

Deficit including FRS 17 pension liability	(52.0)	(158.5)

If the above amounts had been recognised in the financial statements, the Yell Group’s profit and loss account and statement of total recognised gains and losses for the year ended 31 March 2003 would have included the following:

Amounts charged to operating profit
Year ended 31 March 2003
£
(in millions)
Current service cost	8.8
Past service cost	0.3

Total operating charge	9.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Pensions (continued)

Net amount credited to net interest payable
Year ended 31 March 2003
£
(in millions)
Expected return on pension scheme assets	7.9
Interest on pension scheme liabilities	(6.6)

Net return on pension scheme	1.3

Amount recognised in statement of total recognised gains and losses
Year ended 31 March 2003
£
(in millions)
Actual return less expected return on pension scheme assets	(27.4)
Experience losses arising on the scheme liabilities	(4.7)
Changes in assumption underlying the present value of the scheme liabilities	(13.6)

Actuarial loss	(45.7)

22. Employee stock option plans

In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans have been set up to provide employees with option awards for shares that will generally become exercisable on an exit event (e.g. sale or quotation). Under these plans 3,472,048 options were granted in March 2002 at an exercise price of £0.01 each. No options were exercised in the year ended 31 March 2003 and 383,476 options lapsed. In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Scheme for certain employees of Yellow Book West. This plan provides employees with option awards for shares vest ratably on each anniversary of the grant date over a three-year period. The options can be exercised and sold on the later of the vesting date or the date of an exit event. Under this plan 549,998 options were granted at an exercise price of £3.51. As a result there were 3,638,570 options outstanding at 31 March 2003. A charge in respect of these schemes will arise only on the occurrence of an exit event. In addition, a liability will arise for UK National Insurance in respect of options when exercised by employees in the United Kingdom, being 12.8% of the difference between the share price on the date of exercise and the exercise price.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Related party transactions

Transactions with BT

Transactions with the Yell Group’s former parent, BT, which are not referred to in notes 1, 5, 14 and 21 included the following:

	Year ended 31 March	Year ended 31 March
	2001	2002
	£	£
	(in millions)	(in millions)
Telecommunication services(a)	11.5	9.8
Building rental(a)	5.8	0.2
Motor vehicles costs(b)	4.9	1.8
Management fee(c)	0.1	—
Data capture(a)	2.1	0.3
Commission on BT Phonebooks(a)	(3.1)	(3.4)
Other	6.1	4.3

Total transactions with BT	27.4	13.0

(a)	Transactions are at amounts that would have been incurred had they been purchased from an independent third party.

(b)	Transactions are charged on an allocated cost basis.

(c)	Represents fees for certain central services including group finance and accounting services, treasury management and employee benefit administration. Costs are allocated based on an estimate of actual service provided.

In addition, prior to 22 June 2001, the Yell Group performed billing services for the BT group on an agency basis. In this capacity, the Yell Group collected and forwarded £9.5 million in the year ended 31 March 2002 (2001—£11.8 million). The Yell Group also purchased from BT fixed assets amounting to £12.1 million in the year ended 31 March 2001, of which £11.7 million was outstanding at 31 March 2001 and was paid in the year ended 31 March 2002.

There have been no related party transactions with BT in the year ended 31 March 2003.

Transactions with funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate and Furst Incorporated (“Hicks Muse”)

Funds managed or advised by Apax Partners and Hicks Muse have held deep discount bonds issued by the Company’s parent of £610 million subscribed amount. Details of these bonds are given in note 13. None of the bonds has been redeemed during the year ended 31 March 2003.

Under the arrangement put in place following the acquisition from BT, Apax Partners Managing Entities and affiliates of Hicks Muse have charged monitoring fees of £3.2 million (2002 - £1.9 million), of which £0.9 million (2002 - £1.1 million) remained outstanding at the year end.

Transaction costs charged to the Yell Group on 22 June 2001, on the McLeod acquisition and on the NDC acquisition from Apax Partners Managing Entities and affiliates of Hicks Muse were £15.0 million, and £3.1 million and £0.3 million each, respectively.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

24. Auditors’ remuneration

The following fees were paid or are payable to the Yell Group’s auditors for the years ended 31 March 2001, 31 March 2002 and 31 March 2003.

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003
	2001
	£	£	£	£
	(in millions)		(in millions)
Statutory audit services	0.2	—	0.4	0.6
Further assurance services	—	—	—	0.1
Tax advisory services	—	—	—	0.3
Other services:
Accounting and tax advice on postponed IPO	—	—	—	4.3
Accounting and tax advice on purchase from BT	—	—	1.6	—
Accounting and tax advice on US reporting and bond issuance	—	—	0.8	—
Due diligence	—	—	—	0.6
Other	0.2	—	0.3	0.3

Total	0.4	—	3.1	6.2

Prior to the acquisition on 22 June 2001, the audits of the combined financial statements of the operations comprising the Yell Group were carried out in connection with a proposed demerger of the Yell Group by BT. The costs of these audits (£0.7 million) was borne by BT and are not included in the auditors’ remuneration disclosed above. The auditors’ remuneration for audit services above for the year ended 31 March 2001 relates only to the audits of certain UK statutory accounts and accounts prepared for regulatory purposes.

25. Post balance sheet events

On 1 July 2003, our parent company, Yell Group plc, announced its intention to raise capital of approximately £433 million (gross proceeds) through an equity offering. The Group expects that a portion of the net proceeds will be used to repay £54.1 million of debt under the senior credit facilities and redeem up to 35% (£173.2 million) of the senior notes pursuant to the optional redemption features under the indentures. Additionally, the Group will replace its remaining senior credit facilities with new senior credit facilities of £1,025 billion and a revolving credit facility of £200 million.

26. United States Generally Accepted Accounting Principles

The Yell Group’s combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain respects from those applicable in the United States (“US GAAP”).

I    Differences between United Kingdom and United States generally accepted accounting principles

The following are the main differences between UK and US GAAP which are relevant to the Yell Group’s financial statements.

(a) Directories in progress

Under UK GAAP, the cost of directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress would comprise the production costs and the incremental direct costs associated with selling and creating the directories.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at fair value under US GAAP. Under UK GAAP this difference is included in goodwill. Under US GAAP, the fair value is charged to the profit and loss upon delivery of the related directories.

(b) Pensions

Under both UK and US GAAP, pension costs are charged against profits over employees’ working lives. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits, when accounting for a single employer scheme.

(c) Goodwill and other intangibles

Under UK GAAP the purchase price of acquisitions is allocated to the fair market value of identifiable tangible assets, with the excess recorded as goodwill with an estimated economic life of 20 years. Under US GAAP the purchase price is allocated to the fair value of identifiable tangible and intangible assets, including acquired customer relationships that are amortised over five to nine years and brand names that are amortised over five or forty years. On 1 April 2002, the Yell Group adopted Statement of Financial Accounting Standards No 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”. SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001 and requires annual impairment tests. During the transition period from 1 July 2001 through 31 March 2002, the Company’s goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over a period of up to 20 years. At 31 March 2002, the Yell Group’s unamortised goodwill balance was £992.3 million. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP. Upon adoption the Yell Group completed its transitional impairment tests of goodwill as of 1 April 2002 and determined that goodwill balances were not impaired. Also upon adoption the company evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate. The aggregate amortisation expense for the year and the estimated aggregate amortisation expense for the succeeding five years are as follows:

Year ended 31 March
£ (in millions)
Aggregate amortisation expense
For year ended 31 March 2003	106.7

Estimated amortisation expense
For year ending 31 March 2004	90.3
For year ending 31 March 2005	77.0
For year ending 31 March 2006	66.7
For year ending 31 March 2007	58.7
For year ending 31 March 2008	37.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

Goodwill

The changes in the net book value of goodwill for the year ended 31 March 2003 are as follows:

	UK	Yellow Book East	Yellow Book West	Yell Group
		£ (in millions)
Balance as of 1 April 2002	599.4	354.4	—	953.8
Goodwill acquired during year	—	1.1	298.6	299.7
Reversal of valuation allowance on deferred tax assets acquired	—	(17.2)	—	(17.2)
Currency movements	—	(37.2)	(21.7)	(58.9)

Balance as of 31 March 2003	599.4	301.1	276.9	1,177.4

Intangible assets under US GAAP comprise:

	At 31 March
	2002	2003
	£ (in millions)
Gross book value
Acquired customer relationships	430.0	493.4
Brand names	550.0	535.0
Additional minimum liability	—	0.3
Goodwill	992.3	1,214.6

Total gross book value under US GAAP	1,972.3	2,243.3

Accumulated amortisation
Acquired customer relationships	(72.4)	(161.1)
Brand names	(10.6)	(25.6)
Goodwill	(38.5)	(37.2)

Total accumulated amortisation under US GAAP	(121.5)	(223.9)

Net book value in accordance with US GAAP	1,850.8	2,019.4
Net book value in accordance with UK GAAP	1,640.5	1,824.1

Estimated UK to US GAAP adjustments	210.3	195.3

Included in goodwill is £276.9 million of unamortised goodwill relating to purchases made after 1 April 2002.

Additionally, under US GAAP, the difference between the retail value and net replacement value of directories in progress is included in directories in progress and charged against profits when the directories are delivered. Under UK GAAP the difference is included in goodwill.

(d) Derivative financial instruments

Certain financial risks are managed through the use of financial instruments, mainly interest rate swaps/collars. These contracts provide economic hedging to the Company; however, they do not qualify as hedges for US GAAP accounting purposes under Statement of Financial Accounting Standards No 133 “Accounting for Derivative Instruments and Hedging Activities”. Derivative

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

financial instruments are recorded on the balance sheet at fair value. Therefore, unrealised gains/losses must be recorded in the profit and loss account at each reporting date. For the interest rate derivative contracts, a loss of £13.6 million would have been recorded for the year ended 31 March 2003 (2002—£11.3 million) under US GAAP, within interest expense. The liability at 31 March 2003 would have been £24.9 million (2002—£11.3 million). This loss reflects the reduction in the fair value of the US dollar and pounds sterling floating interest rate swaps since the contracts were agreed.

(e) Management incentive plans

Under UK GAAP, certain incentive payments made by BT to senior management were accounted for as an adjustment to the Yell Group purchase price. Under US GAAP, these payments would be treated as an expense that would be ‘pushed down’ to the acquired company.

(f) Deferred taxation

The reconciling adjustment for deferred taxation comprises the tax effects arising from the other UK to US GAAP adjustments listed in the reconciliation below, together with the effect of an adjustment to reverse tax benefits associated with the reversal of a valuation allowance recorded on purchase which under US GAAP results in a reduction to goodwill.

At 31 March 2003, the adjustment to decrease shareholders’ funds (deficit) of £223.9 million (2002—£235.0 million decrease, 2001—£13.5 million increase) included the tax effect of other US GAAP adjustments. This comprised an adjustment increasing current deferred tax assets by £21.1 million (2002—£15.1 million) increasing non-current deferred tax assets by £14.0 at 31 March 2003 (2002—£nil) which were net of a £54.6 million (2002—£71.3 million), valuation allowance for deferred tax assets arising from operations in the United States, and £259.0 million (2002—£250.1 million) of non-current deferred tax liabilities. Deferred tax assets arising from operations in the United Kingdom are considered to be recoverable for all years presented.

For the periods from 1 April to 22 June 2001 and 22 June 2001 to 31 March 2002, the US GAAP deferred taxation adjustment to shareholders’ deficit relates largely to the deferred tax liabilities arising on the intangible assets other than goodwill arising as a result of the acquisition from BT.

(g) Gross profit under US GAAP presentation

Under UK GAAP, doubtful debt expenses are included in cost of sales. Under US GAAP, these expenses do not meet the criteria to be classified as cost of sales and thus would be included in administrative expenses. Additionally, distribution costs would be included in cost of sales under US GAAP.

(h) Closure provisions

Under UK GAAP, charges relating to employee redundancies and termination of lease or other contracts are recorded as a provision only when there is a present obligation and a reliable estimate can be made of the amount. Under US GAAP, charges relating to employee redundancies are measured when management has committed to a detailed plan of termination that meets specified criteria and has been communicated to the employees and are recorded at that date if future services will not be rendered by the employees or they will be retained only for a minimum retention period. In the event future service by the employees to be terminated is required or the employee will be retained for a period greater than minimum retention period, the charge is recorded ratably over the remaining period the employees provide services. Charges relating to termination of lease or other contracts are recorded under US GAAP at the time the contract is terminated in accordance with the contract’s terms and are based on the fair value of the related liability.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

II    Net income (loss) and shareholders’ deficit reconciliation statements

The following statements summarise estimated adjustments, gross of their tax effect, which reconcile profit (loss) and shareholders’ deficit from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income (loss)

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March
	2001			2003
	£	£	£	£
	(in millions)		(in millions)
Profit (loss) for the financial period under UK GAAP	102.7	15.8	(47.2)	(40.6)
Adjustment for:
Directories in progress
– Deferred costs	(11.0)	(6.2)	4.3	(23.9)
– Acquisition accounting(a)	(0.9)	—	(94.1)	(24.2)
Pensions	1.5	(0.4)	(0.2)	0.1
Goodwill	—	—	26.9	98.3
Other intangible assets	(7.9)	(2.0)	(83.0)	(106.8)
Derivative financial instruments	—	—	(11.3)	(13.6)
Management incentive plans(a)	—	(24.1)	—	—
Closure provisions	—	—	—	2.9
Deferred taxation	0.4	(1.3)	56.7	28.7

Net income (loss) as adjusted for US GAAP	84.8	(18.2)	(147.9)	(79.1)

(a)	Represents certain adjustments that arose as a result of acquisitions.

Effective 1 April 2002, the Group adopted SFAS 142 for US GAAP reporting purposes which eliminated the requirement to amortise goodwill. The following table presents the prior periods’ net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

Adjusted net income (loss)

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March	1 April to 22 June 2001	22 June 2001 to 31 March 2002
	2001
	£	£	£
	(in millions)		(in millions)
Reported net income (loss) as adjusted for US GAAP	84.8	(18.2)	(147.9)
Goodwill amortisation, net of tax	75.1	1.6	55.6

Adjusted net income (loss) as adjusted for US GAAP	159.9	(16.6)	(92.3)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

Shareholders’ fund (deficit)

	At 31 March
	2002	2003
	£	£
	(in millions)
Shareholders’ fund (deficit) under UK GAAP	(49.9)	(124.4)
Adjustment for:
Directories in progress	(72.4)	(92.6)
Pensions	7.6	7.7
Additional minimum pension liability	—	(35.8)
Goodwill	(686.7)	(646.7)
Other intangible assets	897.0	842.0
Derivative financial instruments	(11.3)	(24.9)
Closure provisions	—	2.9
Deferred taxation	(235.0)	(223.9)

Shareholders’ fund (deficit) as adjusted for US GAAP	(150.7)	(295.7)

III    Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No 1 (FRS 1). The statements prepared under FRS 1 present substantially the same statements as that required under Statement of Financial Accounting Standards No 95 “Statement of Cash Flows” (“SFAS 95”).

Under SFAS 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the Company’s shareholders; and financing. SFAS 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest and finance fees paid and taxation would be included within operating activities under SFAS 95.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP.

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

	£	£	£	£
	(in millions)
Net cash provided by operating activities	176.5	28.8	48.3	143.8
Net cash used in investing activities	(72.0)	(16.9)	(1,890.9)	(486.9)
Net cash (used in) provided by by financing activities	(84.7)	12.4	1,942.7	273.9

Net increase in cash and cash equivalents at end of the period(a)	19.8	24.3	100.1	(69.2)
Effects of exchange rate changes	0.3	—	—	(0.9)
Cash and cash equivalents at beginning of the period	4.7	24.8	—	100.1

Cash and cash equivalents at end of the period(a)	24.8	49.1	100.1	30.0

(a)	Cash and cash equivalents under US GAAP are the same as cash at bank and in hand under UK GAAP for all periods presented.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

IV    Unaudited pro forma financial information

The following table reflects unaudited condensed pro forma financial information under UK GAAP as if the acquisition of Yell Group from BT and the McLeod and other acquisitions had occurred as of 1 April 2001 and 1 April 2002, respectively, for the years ended 31 March 2002 and 2003.

	Year ended 31 March
	2002	2003
	£	£
	(in millions)
Group turnover	865.4	1,126.3
Loss for the year	(71.7)	(38.5)

V    Pensions

The following position for the YPP is computed in accordance with US GAAP pension accounting rules under Statement of Financial Accounting Standards No 87 “Employers’ Accounting for Pensions” (“SFAS 87”), the effect of which is shown in the above reconciliation statements.

The components of the pension cost for the YPP comprised:

	Combined (Predecessor)		Consolidated (Successor)
	Year ended 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003

	£	£	£	£
	(in millions)		(in millions)
Service cost	4.9	1.4	5.8	9.1
Interest cost	2.7	0.8	4.5	6.6
Expected return on scheme assets	(2.9)	(0.8)	(5.5)	(7.9)
Amortisation of net obligation at date of limited application of SFAS 87	(0.1)	0.1	—	—
Recognised losses	0.1	—	—	0.1

YPP pension costs for the period under US GAAP	4.7	1.5	4.8	7.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

The information required to be disclosed in accordance with Statement of Financial Accounting Standard No 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106” concerning the funded status of the YPP at and for the years ended 31 March 2002 and 2003, based on the valuation at 6 April 1999 and 5 April 2002, respectively, is as follows:

	At and for the year ended 31 March
	2002	2003
	£	£
	(in millions)
Changes in benefit obligation
Present value of scheme liabilities at the beginning of the year	50.1	109.6
Service cost	7.2	9.2
Interest cost	5.3	6.6
Employees’ contributions	2.5	3.6
Actuarial movement	(1.5)	19.6
Benefits paid or payable	(0.3)	(1.0)
Plan amendments	—	0.3
Transfer in from BTPS on acquisition	46.3	—

Benefit obligation at the end of the year	109.6	147.9

Year ended 31 March 2003

£
(in millions)
Amounts recognised in the statement of financial position consist of:
Accrued pension costs	(28.1)
Intangible asset	0.3
Charge to equity	35.5

Net prepaid pension costs recognised	7.7

The accumulated benefit obligation of £122.2 million at 31 March 2003 was calculated on the assumption that pension increases start immediately. Scheme assets at 31 March 2002 exceeded the accumulated benefit obligations.

	At 31 March
	2002	2003
	£	£
	(in millions)
Changes in scheme assets
Market value of scheme assets at the beginning of the year	41.7	103.0
Actual return on scheme assets	(2.2)	(19.5)
Employer’s contributions	5.7	8.0
Employees’ contributions	2.5	3.6
Benefits paid or payable	(0.3)	(1.0)
Transfer in from BTPS on acquisition	55.6	—

Market value of assets at the end of the year	103.0	94.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

	At 31 March
	2002	2003
	£	£
	(in millions)
Funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(6.6)	(53.8)
Unrecognised prior service cost (a)	—	0.3
Other unrecognised net actuarial losses	14.2	61.2

Prepaid pension costs under US GAAP	7.6	7.7

(a)	The unrecognised prior service cost is being amortised over 15 years.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 April 2001, 1 April 2002 and 1 April 2003:

	Rates (per annum)%
	2001	2002	2003
Discount rate	6.25	6.00	5.40
Rate of future pay increases	4.75	4.20	4.00
Pension increases	3.00	2.70	2.50
Expected return on assets	6.50	7.35	6.50

For US GAAP purposes, multi-employer accounting was applied in respect of past participation in the BTPS for the period until 1 November 2001. Accordingly, the annual pension expense in respect of the BTPS is equal to the annual employer contributions, as is the case under UK GAAP.

Beginning 1 November 2001, the date of the transaction, the participants in the BTPS became participants of YPP, which is a single employer scheme. The SFAS 87 disclosures above for the periods after 1 November 2001 reflect the additional participants as a result of the transaction.

As a result of the acquisition at 22 June 2001, the surplus of £6.1 million (made up of a £3.1 million deficit in the YPP and a £9.2 million surplus in respect of the transfer from the BTPS) was recognised on the balance sheet as part of the purchase price allocation.

VII    Recent US GAAP Accounting Pronouncements

The following statements refer to the Group’s financial position and results of operations as adjusted for US GAAP only.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No 141 “Business Combinations” (“SFAS 141”), which supersedes APB opinion No 16 “Business Combinations” and Statement of Financial Accounting Standards No 38 “Accounting for Pre-acquisition Contingencies of Purchased Enterprises”. SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group’s financial condition or results of operations.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Yell Group adopted the standard on 1 April 2002, and the effects of the adoption are presented in the notes to the financial statements. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that the goodwill balances were not impaired. Also upon adoption the Yell Group evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001 the FASB issued Statement of Financial Accounting Standards No 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting of obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement for the year ended 31 March 2003 did not have a material impact on the Yell Group’s financial condition or result of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this standard for the year ended 31 March 2003 did not have a material impact on the Group’s financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 “Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections” (“SFAS 145”). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 “Reporting the Results and Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standards No 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for exit plans initiated after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No 148 “Accounting for Stock-Based-Compensation—Transition and Disclosure” (“SFAS 148”). This standard amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The Group does not expect the adoption of SFAS 148 to have a material impact on its financial position, earnings or cash flows as it does not currently intend to adopt SFAS 123.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. United States Generally Accepted Accounting Principles (continued)

derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities. This standard is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. We are in the process of assessing the impact of adopting this standard.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the standard and still existing at the beginning of the interim period of adoption. We are in the process of assessing the impact of adopting this standard.

27. Valuation and Qualifying Accounts

The following table presents the movements in provision and valuation allowances:

Valuation Allowances and Provisions	Balance at beginning of year	Charged to profit and loss	Charged to other accounts/ acquired	Deductions/ other	Balance at end of year
	£	£	£	£	£
	(in millions)

Year ended 31 March 2003
(Successor)
Allowance for doubtful debts	71.4	115.9	19.2	(101.0)	105.5
Provisions for deferred compensation	—	—	—	—	—
Unrecognised net deferred tax assets	37.7	—	(10.5)	—	27.2
22 June 2001 to 31 March 2002
(Successor)
Allowance for doubtful debts	55.6	65.2	—	(49.4)	71.4
Provisions for deferred compensation	—	—	—	—	—
Unrecognised net deferred tax assets	26.3	—	11.4	—	37.7

1 April to 22 June 2001
(Predecessor)
Allowance for doubtful debts	60.9	13.5	—	(18.8)	55.6
Provisions for deferred compensation	18.0	3.0	0.7	(21.7)	—
Unrecognised net deferred tax assets	22.8	—	3.5	—	26.3

Year ended 31 March 2001
Allowance for doubtful debts	44.4	53.8	—	(37.3)	60.9
Provisions for deferred compensation	5.3	11.6	1.1	—	18.0
Unrecognised net deferred tax assets	7.9	—	14.9	—	22.8

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. Supplemental Guarantor Information

The notes issued by Yell Finance B.V. (the “Issuer”) pursuant to Rule 144A under the US Securities Act 1933 and described in note 13 are guaranteed by Yellow Pages Limited and certain subsidiaries (the “Guarantor”). Yellow Pages Limited and certain subsidiaries are the wholly owned guarantor subsidiaries of Yell Finance B.V. who jointly and severally, fully and unconditionally guarantee the debt securities that were issued. Yellow Pages Limited has granted a security interest over substantially all of its assets including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements and a floating charge over all of its other undertakings and assets. Substantially all of Yell Finance B.V.’s income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the debt service obligations are provided in large part by distributions or advances from Yellow Pages Limited and its subsidiaries.

Investments in subsidiaries are accounted for at cost; accordingly, entries necessary to consolidate Yell Finance B.V. and the Guarantor and its consolidated subsidiaries are reflected in the eliminations column. Separate complete financial statements of Yell Finance B.V. and the Guarantor would not provide additional material information that would be useful in assessing the financial composition of Yellow Pages Limited and subsidiaries.

The following information sets out the consolidating profit and loss accounts and cash flow statements for the year ended 31 March 2003 and the consolidating balance sheets at 31 March 2003.

The Yell Group has not provided reconciliations from UK GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. All reconciling items as shown in note 26 relate to the Guarantor.

YELL GROUP

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Consolidation (Successor)
	Year ended 31 March 2003
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,114.0	—	1,114.0
Cost of sales	—	(509.9)	—	(509.9)

Gross profit	—	604.1	—	604.1
Distribution costs	—	(36.0)	—	(36.0)
Administrative costs	(9.9)	(374.8)	—	(384.7)

Total operating (loss) profit	(9.9)	193.3	—	183.4
Interest payable	(146.6)	(239.3)	146.6	(239.3)
Interest receivable	146.6	2.7	(146.6)	2.7

Net interest payable	—	(236.6)	—	(236.6)

Loss on ordinary activities before taxation	(9.9)	(43.3)	—	(53.2)
Tax credit on loss on ordinary activities	—	12.6	—	12.6

Loss for the financial period	(9.9)	(30.7)	—	(40.6)

YELL GROUP

CONSOLIDATING CASH FLOW STATEMENTS

	Consolidation (Successor)
	Year ended 31 March 2003
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash (outflow) inflow from operating activities	(28.3)	337.4	—	309.1

Returns on investments and servicing of finance
Interest received (paid)	10.3	(149.8)	—	(139.5)
Finance fees paid	(6.2)	(9.9)	—	(16.1)

Net cash inflow (outflow) for returns on investments and servicing of finance	4.1	(159.7)	—	(155.6)

Taxation	—	(9.7)	—	(9.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(16.0)	—	(16.0)
Amounts loaned to subsidiaries	(53.0)	—	53.0	—
Investment in subsidiary	(0.1)	—	0.1	—

Net cash (outflow) inflow for capital expenditure and financial investment	(53.1)	(16.0)	53.1	(16.0)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(470.9)	—	(470.9)

Net cash outflow for acquisitions	—	(470.9)	—	(470.9)

Net cash (outflow) inflow before financing	(77.3)	(318.9)	53.1	(343.1)

Financing
Issue of ordinary share capital	0.1	0.1	(0.1)	0.1
Proceeds from third-party borrowings	173.7	250.7	—	424.4
Proceeds from parent company borrowings	61.3	53.0	(53.0)	61.3
Third-party borrowings repaid	(157.8)	(54.1)	—	(211.9)

Net cash inflow (outflow) from financing	77.3	249.7	(53.1)	273.9

Decrease in net cash in the period	—	(69.2)	—	(69.2)

YELL GROUP

CONSOLIDATING BALANCE SHEETS

	Consolidation (Successor)
	At 31 March 2003
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Fixed assets
Intangible assets	—	1,824.1	—	1,824.1
Tangible assets	—	47.1	—	47.1
Investment	1.1	1.9	(1.1)	1.9

Total fixed assets	1.1	1,873.1	(1.1)	1,873.1

Current assets
Stock	—	145.8	—	145.8
Debtors	—	461.4	—	461.4
Intercompany debtors	1,306.2	830.7	(2,136.9)	—
Cash at bank and in hand	—	30.0	—	30.0

Total current assets	1,306.2	1,467.9	(2,136.9)	637.2

Creditors: amounts falling due within one year
Loans and other borrowings	(14.1)	(112.8)	14.1	(112.8)
Other creditors	(6.4)	(229.5)	—	(235.9)

Total creditors: amounts falling due within one year	(20.5)	(342.3)	14.1	(348.7)

Net current assets	1,285.7	1,125.6	(2,122.8)	288.5

Total assets less current liabilities	1,286.8	2,998.7	(2,123.9)	2,161.6

Creditors: amounts falling due after one year
Loans and other borrowings	(478.9)	(1,807.1)	—	(2,286.0)
Intercompany loans	(816.7)	(1,306.1)	2,122.8	—

Total creditors: amounts falling due after one year	(1,295.6)	(3,113.2)	2,122.8	(2,286.0)

Net liabilities	(8.8)	(114.5)	(1.1)	(124.4)

Capital and reserves
Share capital	1.1	1.1	(1.1)	1.1
Deficit	(9.9)	(115.6)	—	(125.5)

Equity shareholders’ deficit	(8.8)	(114.5)	(1.1)	(124.4)