Form 20-F
period 2004-03-31
YELL FINANCE BV
filed 2004-06-08
CIK 1158536

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004.
☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 333-13860

YELL FINANCE B.V.

(Registrant)

Yellow Pages Limited

(Additional Registrant)

(Exact name of Registrants as specified in their charters)

THE NETHERLANDS

(Jurisdiction of incorporation or organization of Registrant)

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

350 ordinary shares of €100 each

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

Not applicable.

ITEM 3.    KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

Certain Definitions and Presentation of Financial and Other Information

Unless otherwise indicated, all references in this annual report to:

•	the “Company” are to Yell Finance B.V., a company incorporated with limited liability under the laws of the Netherlands; the “parent” are to Yell Group plc (formerly Yell Group Limited); the “guarantor” are to Yellow Pages Limited;

•	“we”, “us”, “our”, “Yell”, “Group” and the “Yell Group” are to the Company and, where the context requires, its consolidated subsidiaries, except as otherwise indicated; these terms also refer to the Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc (“BT”); after 16 April 2002, the business of McLeodUSA Media Group, Inc.; after 31 December 2002, the business of National Directory Company; and after 31 March 2004, Feist Publications, Inc., except as otherwise indicated;

•	“Yellow Book East” are to Yellow Book LP, with respect to periods prior to and subsequent to BT’s acquisition of the assets of Yellow Book USA, LP on 31 August 1999, or the “Yellow Book acquisition”;

•	“McLeod” and “NDC” which together are referred to throughout this document as “Yellow Book West”, are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002 and the business of National Directory Company acquired on 31 December 2002;

•	“NDC” are to National Directory Company acquired on 31 December 2002;

•	“Feist” are to the yellow pages telephone directories published by Feist Publications, Inc. and Feist Directories, L.L.C. acquired on 26 March 2004;

•	“Apax Partners” are to each and any of Apax Partners Holding Ltd., its subsidiaries and Apax Partners, Inc;

•	“Hicks Muse” are to Hicks, Muse, Tate & Furst Incorporated;

•	the “Former Sponsors” are to Apax Partners and Hicks Muse, with respect to the acquisition of Yell from BT;

•	“Former Sponsor Funds” are to funds managed or advised by the Former Sponsors;

•	“financial year” are to a given 12-month period ended on 31 March of the year; for example, the “2004 financial year” refers to the 12 months ended 31 March 2004;

•	“United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland;

•	“EU” are to the European Union;

•	“United States” and “US” are to the United States of America, its states, territories, possessions and all areas subject to its jurisdiction;

•	“pound sterling”, “pounds sterling”, “sterling” and “£” are to the lawful currency of the United Kingdom;

•	“euro” or “€” are to the single currency of the Member States of the European Union that have adopted such currency as their lawful currency in accordance with legislation of the European Union relating to European Economic and Monetary Union; and

•	“dollar”, “dollars”, “US$” and “$” are to the lawful currency of the United States.

Yellow Pages™, Business Pages™, Yell™, Yell.com™ and Yellow Pages 118 24 7™ are trademarks we use in the United Kingdom. Yellow Book™, McLeodUSA®, McLeod USA®, Yell™ and Yell.com™ are trademarks we use in the United States.

We present our financial statements and financial information in pounds sterling. Unless otherwise indicated, financial information in this annual report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differs in certain significant respects from US generally accepted accounting principles (“US GAAP”). See note 27 of the notes to our audited combined and consolidated historical financial statements included elsewhere in this annual report for an explanation of these differences.

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

Unless otherwise noted, the Yell Group historical combined and consolidated financial information presented and discussed below has been prepared in accordance with UK GAAP. UK GAAP differs in certain important respects from US GAAP. For a description of these differences, and a reconciliation to some of the US GAAP financial information presented below, see note 27 of the notes to the financial statements included elsewhere in this annual report.

	Combined (Predecessor)			Consolidated (Successor)
	Year ended or at 31 March		1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March
	2000	2001			2003	2004
	(in £ millions)
UK GAAP
Combined and Consolidated Condensed Profit and Loss Information
Group turnover	622.2	774.3	169.1	696.3	1,114.0	1,186.9

Group operating profit	193.1	187.5	32.9	118.7	183.4	150.4
Net interest payable	(10.8)	(24.5)	(5.8)	(158.6)	(236.6)	(194.5)

Profit (loss) on ordinary activities before taxation	182.3	163.0	27.1	(39.9)	(53.2)	(44.1)
Tax (charge) credit on profit (loss) on ordinary activities	(57.7)	(60.3)	(11.3)	(7.3)	12.6	(7.0)

Profit (loss) for the financial year	124.6	102.7	15.8	(47.2)	(40.6)	(51.1)

EBITDA(1)	210.8	222.6	42.7	199.8	304.3	270.0

Combined and Consolidated Condensed Balance Sheet Information
Current assets	289.2	390.4		528.3	637.2	630.9

Total assets	683.2	864.3		2,200.9	2,510.3	2,409.7

Creditors: amounts falling due within one year	(111.6)	(230.2)		(200.1)	(348.7)	(358.7)

Net current assets	177.6	160.2		328.2	288.5	272.2

Total assets less current liabilities	571.6	634.1		2,000.8	2,161.6	2,051.0
Loans and other borrowings falling due after more than one year	(206.6)	(239.8)		(2,050.7)	(2,286.0)	(1,987.1)

Net assets (liabilities)/equity shareholders’ funds (deficit)	365.0	394.3		(49.9)	(124.4)	63.9

Other Financial Information Depreciation and amortisation	(17.7)	(35.1)	(9.8)	(81.1)	(120.9)	(119.6)
Capital expenditure(2)	(10.8)	(23.1)	(16.9)	(8.6)	(16.0)	(24.5)
Net cash inflow from operating activities	190.6	194.1	37.6	158.7	309.1	253.5

	Combined (Predecessor)		Consolidated (Successor)
	Year ended or at 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March
				2003	2004
	(in £ millions)
US GAAP Combined and Consolidated Profit and Loss Information
Net income (loss)	84.8	(18.2)	(147.9)	(79.1)	(21.3)
Adjusted net income (loss)(3)	159.9	(16.6)	(92.3)	(79.1)	(21.3)
Combined and Consolidated Balance Sheet Information
Total assets	789.0		2,361.5	2,647.4	2,309.9
Total shareholders’ equity (deficit)	319.0		(150.7)	(295.7)	(77.0)
Other Financial Information Net cash provided by operating activities	176.5	28.8	48.3	143.8	56.1
Net cash used in investing activities	(72.0)	(16.9)	(1,890.9)	(486.9)	(139.2)
Net cash (used in) provided by financing activities	(84.7)	12.4	1,942.7	273.9	74.3

(1)	EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA to profit (loss) in the financial year in Item 5 - “Operating and Financial Review and Prospects” and the reconciliation of operating profit to net cash inflow from operating activities in the financial statements.

(2)	Capital expenditure represents cash expenditure on tangible fixed assets, which in the period from 1 April to 22 June 2001 includes £11.7 million in payments to BT relating to the transfer of a car fleet to the Group.

(3)	Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods’ net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

Selected Unaudited Yell Group Operational Information

The table below sets out selected unaudited operational data for the Yell Group for the periods indicated.

	Year ended or at 31 March
	2002	2003	2004
Yell Group Operational Information
UK information
Unique advertisers (thousands)(1)	438	451	480
Directory editions published(2)	89	94	99
Turnover per unique advertiser (pounds)	1,234	1,272	1,237
Unique advertiser retention rate (%)(4)	80	78	77
US information
Unique advertisers (thousands)(1)(3)	166	363	386
Directory editions published	272	525	536
Turnover per unique advertiser (dollars)	2,450	2,135	2,434
Unique advertiser retention rate (%)(4)	70	70	70
Other UK products and services
Yell.com page impressions for March (millions)	33	39	67
Yell.com searchable advertisers as at 31 March (thousands)(5)	56	75	103

(1)	Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2)	The number of directory editions published in the UK has increased due to the rescoping of the Colchester directory into two directories, Colchester and Ipswich; the rescoping of the Sheffield directory into two directories, Sheffield and Barnsley; and the publication of three new Business Pages directories.

(3)	As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicated records of unique advertisers. We have not adjusted the previously reported 2002 and 2003 figures for any duplicated records in those years. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements have not affected the reporting of our financial results.

(4)	The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers.

(5)	Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names.

Currency and Exchange Rate Data

The table below sets forth, for the period indicated, certain information regarding the noon buying rates in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

	£1.00 = dollars
Month and year	High	Low	Period end
November 2003	1.7219	1.6693	1.7219
December 2003	1.7842	1.7200	1.7842
January 2004	1.8511	1.7902	1.8215
February 2004	1.9045	1.8182	1.8575
March 2004	1.8680	1.7943	1.8400
April 2004	1.8564	1.7674	1.7744
May 2004	1.8369	1.7544	1.8330
June 2004 (through 4 June)	1.8387	1.8359	1.8367

The following table sets forth the average of the noon buying rates in New York City for cable transfers in pounds sterling on the last full day of each full month during each of the last five years ended 31 March 2004; and for the period from 1 April 2004 through 25 May 2004 as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

Year ended 31 March	£1.00 = dollars
2000	1.6084
2001	1.4737
2002	1.4320
2003	1.5541
2004	1.7051
1 April 2004 through 4 June 2004.	1.7987

We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B.    Capitalisation and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our regulatory environment restricts our revenue growth in the United Kingdom.

Our UK printed consumer classified directories, which represent our largest product offering in terms of turnover and profits, are subject to undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings regulate the prices we may charge for classified advertisements, and were revised from January 2002 to reduce further the prices that we may charge for classified advertisements in the United Kingdom following acceptance by the Secretary of State of the advice of the Director General of Fair Trading that a stronger price cap was needed to address the concerns expressed in his review. The revised undertakings limit any annual price increase to a percentage equal to the inflation rate as measured by the official UK Retail Price Index (“RPI”) minus six percentage points. This means that our prices for these advertisements are required to be reduced in absolute terms each year that the inflation rate is less than 6% and that, relative to inflation, these prices are reduced every year so long as the undertakings remain in effect. Our new undertakings to the UK Secretary of State for Trade and Industry are expected to remain in effect for a period of approximately four years from January 2002, by the end of which they may be reviewed. The Enterprise Act 2002 (the competition provisions of which came into force on 20 June 2003) brings about changes to the UK competition regime, including, in general, removing the role of the Secretary of State for Trade and Industry in competition proceedings and transferring her functions to the Office for Fair Trading and the Competition Commission. The competition authorities have the power to review the effectiveness and appropriateness of the undertakings at any time and may at any time request revised terms, which may be more restrictive. For a further description of these matters and of other regulatory factors that could affect our business, including the advice of the Director General of Fair Trading concerning the 2002 revision of the undertakings, see “Information on the Company — Competition Laws.”

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

A significant portion of our turnover is derived from selling advertising to small and medium-sized businesses. In the ordinary course of our business, we extend credit to these advertisers for advertising purchases. Small and medium-sized businesses, however, tend to have fewer financial resources and higher financial failure rates than large businesses. We believe these limitations are a significant contributing factor to having advertisers in any given year not renew their advertising in the following year. Bad debt expense as a percentage of Group turnover was 6.1% and 6.0% for the financial years ended 31 March 2003 and 2004, respectively, and has been and currently is higher in the United States, where churn rates are higher. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small and medium-sized businesses.

Increased paper prices may have a material adverse effect on our business.

Paper represents our single largest raw material expense. In the 2004 financial year, paper costs represented approximately 4.4% of turnover and 11.5% of our total cost of sales in the United Kingdom. Paper costs represented 9.4% of turnover and approximately 16.5% of our total cost of sales in the 2004 financial year in the United States. In the past, paper prices have fluctuated significantly. For example, during the past five years, the newspaper-grade paper prices we have paid in the United Kingdom have fluctuated by 14%, and may significantly increase in the future. We estimate that a 10% change in paper prices during the 2004 financial year would have had an annual impact of approximately £7.9 million on our Group operating profit. We seek to limit our exposure to market fluctuations through maximum or fixed price arrangements with our suppliers. Our current arrangements in the United Kingdom expire in March 2007. Historically, Yellow Book had no fixed price arrangements and, instead, obtained paper at prevailing market rates. In the United States we have executed an agreement with a fixed price ceiling from a US-based supplier who will provide 50% of Yellow Book’s requirements for the next five years until August 2009. A further 40% of paper requirements will be provided on a three year fixed ceiling price contract with the remaining 10% supplied on contract until December 2005. We may not be able to renew these arrangements on satisfactory terms, if at all. The failure to deliver by any of our major suppliers could require that we make purchases in the spot market, at potentially higher prices, during the period it takes to replace such major suppliers.

If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business may be adversely affected. Material acquisitions by us may have a material adverse effect on our business.

We have expanded in the United States through several acquisitions of classified directory publishers and new directory introductions or launches. As part of our strategy, we actively evaluate and intend to continue from time to time to evaluate potential acquisitions, some of which may be material. While we currently have no agreement or understanding with any third party with respect to a material acquisition, any future material acquisition may affect significantly the nature of an investment in our 10 3/4% Senior Sterling Notes due 2011, 10  3/4% Senior Dollar Notes due 2011 and 13 ½% Senior Discount Dollar Notes due 2011 (collectively, the “Notes”). Further, any future new acquisitions, and recent and future directory launches will require the attention of our management and the diversion of other resources. We cannot assure you that we will be able to identify, acquire, launch or profitably manage additional classified directory publishers or directory launches or successfully integrate such publishers without substantial costs, delays or other problems, if at all. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch or that they will achieve levels of profitability that will justify the investment we made in them. We cannot assure you in the case of acquisitions that we will successfully overcome disparities between our corporate strategies and cultures and those of the businesses we acquire in the future. We may also seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. In addition, we expect that we will encounter additional competitors pursuing acquisitions of classified directories businesses. These competitors may include the Regional Bell Operating Companies, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies. Our ability to expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions or directory launches successfully.

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

Some of our trademarks, such as our “Yellow Pages” brand name in the United Kingdom and our “Yellow Book” brand name in the United States, and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements, to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties in order to protect our intellectual property rights. Similarly, we are, and expect from time to time to be, party to proceedings where third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us will be successful or that we will not be found to infringe the intellectual property rights of third parties. As the internet grows, it may prove more onerous to protect our trademarks such as Yell.com from domain name infringement or to prevent others from using internet domain names that associate their business with ours. Although we are not aware of any material infringements of any trademark rights that are significant to our business, any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or operating results. In addition, we do not have rights to the “Yellow Pages” brand name, or its local-language equivalent, in any countries in which we might operate other than in the United Kingdom, the Republic of Ireland and some of the former and current British territories overseas. The loss of important trademarks could have a material adverse effect upon our business, financial condition and results of operations.

Foreign exchange rate fluctuations may adversely affect our business, financial condition and results of operations.

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling, particularly the movements in the dollar/pound sterling exchange rate, could have an impact on our business, financial condition and results of operations. If the average dollar/pound sterling exchange rate used for reporting purposes had been $0.10 higher during our 2004 financial year, then our reported turnover would have been £31.1 million lower. Any dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by a natural hedging within the Group as a result of our having a significant amount of debt denominated in US dollars. Nevertheless, in the future, we may also experience exchange gains or losses upon translation of our dollar-denominated liabilities relating to a portion of the Notes or upon translation of our US assets or results of operations, and we may incur foreign exchange transaction losses to the extent we are required to fund payments on the dollar-denominated Notes with pounds sterling. We do not currently hedge against foreign exchange risk, although we may choose to do so in the future.

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

We depend on two principal suppliers in the United Kingdom for many of our printing and pre-press needs. To that end, we have several long-term contracts with both RR Donnelley, for printing and binding our classified directories, and Pindar Set Ltd., for pre-press needs, including preparing artwork and paginating the directories. In the United States, we depend on Pindar Set Ltd. for substantially all of our pre-press needs and also on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book’s printing needs. These contracts are for services that are integral to our business. Should our suppliers be unable to fulfil their contractual obligations under these agreements, this could result in a material adverse effect on our business until we find replacement suppliers for these services. However, both suppliers have developed extensive and robust Business Continuity Plans which would become effective in the unlikely event of any adverse circumstances which would affect the continuation of our business operations.

Our substantial leverage could adversely affect our financial wellbeing.

At 31 March 2004, we had total third-party debt, before the allocation of deferred finance costs, of £2,134.9 million, including £952.8 million of secured debt under our senior credit facilities and £308.2 million in Notes issued, and subordinated parent company loans of £873.1 million. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk to our noteholders that:

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

Our obligations under the Notes are structurally subordinated to the obligations of our subsidiaries, including approximately £941.6 million of debt, net of deferred finance costs (including the revolving credit facility) under the senior credit facilities. Our subsidiaries are separate and distinct legal entities. Other than the guarantor, which is also a holding company without independent operations, our subsidiaries will have no direct obligation, contingent or otherwise, to pay any amount due under the Notes. In the event of an insolvency, liquidation or other reorganisation of any of our subsidiaries (other than the guarantor), our creditors (including you) will have no right to proceed at law against our subsidiaries’ assets. Creditors of these subsidiaries will be entitled to payment in full from the sale or other disposal of these assets in priority to the Company, except to the extent that the Company may be a distinct creditor with recognised claims against those subsidiaries.

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

If a company applies for a moratorium of payment, the court will grant the moratorium provisionally and appoint a trustee administrator (bewindvoerder), who, jointly with the company’s management, will be in charge of the company and its business undertakings. A definitive moratorium will generally be granted upon the approval of a qualified majority of the unsecured creditors. In both cases, certain creditors will be precluded from attempting to recover their claims from the assets. A provisional or definitive moratorium of payment will be withdrawn and in most cases be converted into a bankruptcy if, among others, the assets or financial condition of the debtor is such that continuation of the moratorium is no longer desirable or the prospect that the debtor may eventually satisfy its creditors, appears not to exist. The moratorium does not apply to claims of secured creditors (such as pledgees and mortgagees), claims which are accorded preferential rights (such as tax, social security duties and employee wages) or any debts arising after the date of the moratorium. Unlike chapter 11 proceedings under US bankruptcy law during which both secured and unsecured creditors are generally barred from seeking to recover on their claims, during a Dutch moratorium of payment secured creditors and preferential creditors may proceed against the assets that secure their claims or to which they have preferential rights, in order to satisfy their claims. A recovery under Dutch law, therefore, could involve a sale of the assets of the debtor in a manner that does not reflect the going-concern value of the debtor. Consequently, Dutch insolvency laws could preclude or inhibit the ability of the holders of the Notes to effect a restructuring of us and could reduce the recovery in a Dutch insolvency proceeding.

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

Fraudulent conveyance legislation is also in force in the Netherlands. Portions of the legislation provide generally that certain transactions with a creditor entered into voluntarily by the debtor are subject to avoidance if both parties to the transaction know or should have known that the transaction would prejudice other creditors or that the debtor has previously made an application for bankruptcy. Knowledge that the transaction would prejudice other creditors is presumed by law for all transactions performed within one year of the adjudication before bankruptcy or within one year before the date the claim of fraudulent conveyance is made, if it is also established that one of the conditions mentioned in Article 43 of the Dutch Bankruptcy Act or, respectively, Article 46 of Book 3 of the Dutch Civil Code is fulfilled. These conditions include, but are not limited to, situations in which: (1) the value of the obligation of the debtor materially exceeds the value of the obligation of the creditor, (2) the debtor pays or grants security for debts that are not yet due, (3) an agreement is made between legal entities or an obligation arises from one legal entity towards another if a director of one of these legal entities is also a director of the other or (4) an agreement is made or an obligation would arise with a Group company. Accordingly, if a court of competent jurisdiction in a suit by an unpaid creditor of the Company or a representative of such a creditor were to find that the issue of the Notes met the foregoing criteria, the court could avoid the Notes. A consequence of such avoidance could be the subordination of claims of holders of the Notes to existing and possibly future debt of the Company. We cannot assure you as to what standards a court would apply to determine whether the Company was solvent at the relevant time or whether, whatever standard was applied, the Notes would not be avoided on another of the grounds set forth above.

UK insolvency laws are not as favourable to unsecured creditors as US insolvency laws.

The procedural and substantive provisions of English insolvency laws generally are more favourable to secured creditors than the comparable provisions of US law. These provisions afford debtors and unsecured creditors only limited protection against the rights of secured creditors and it will generally not be possible for the Company, as an unsecured creditor under intercompany loans, or the holders of the Notes, as unsecured creditors of the Company under the Notes, or unsecured creditors of the guarantor under the guarantees to prevent the secured creditors from enforcing their security to repay the debts. After an event of default occurs, the security agent under the senior credit facilities will have the effective right to direct the disposition of any collateral. In addition, under English insolvency law, the Company’s debt under the Notes and the guarantor’s debt under the guarantees will, in a winding-up, rank after the claims of certain creditors which are entitled to priority under English insolvency law. The claims of these preferred creditors include:

•	expenses of the relevant insolvency proceedings;

•	amounts owed under occupational pension schemes; and

•	amounts owed to employees.

Under English insolvency law, an administration order can be made if the court is satisfied that the relevant company is or is likely to become ‘unable to pay its debts’ for the purpose of the relevant statute and that the administration order is reasonably likely to achieve the purpose/objective of administration. Administrators are required to carry out their functions with the primary objective of rescuing the company as a going concern. If this primary objective is not achievable the administrators must carry out their functions with the objective of achieving a better result for the company’s creditors as a whole than would be likely if the company was wound up or realising property in order to make a distribution to one or more secured or preferred creditors. The administration regime is in some respects similar to the regime under chapter 11 of the US Bankruptcy Code as no steps may be taken to enforce security over a company’s property and no proceedings or other legal process may be commenced or continued against a company in administration except with the consent of the administrator or court. It is possible, however, for a secured creditor that has the power to appoint an administrative receiver (which will generally be the case where the secured lender has security in the form of a floating charge, granted before 15 September 2003, over all or substantially all of the company’s property, as is the case of the lenders under the senior credit facilities) to prevent the appointment of an administrator and, as a result, that secured creditor and other secured creditors will be able to enforce their security. The Financial Collateral Arrangements (No. 2) Regulations 2003 came into force on 26 December 2003. This enables security holders to enforce their security rights over shares, other financial instruments and securities or cash, regardless of the usual moratorium imposed by administration and without being affected by the various rights of administrators and liquidators relating to disposal of property. The application of these new regulations is, however, still untested. As a result, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the US Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from US insolvency laws.

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

The Yell Group operated as a business within BT prior to 22 June 2001, when funds managed or advised by the Former Sponsors purchased BT’s equity interests in Yellow Book USA, Inc. and Yellow Pages Sales Limited and the net assets and operations of BT’s subsidiary Yell Limited.

Our business originated in 1966, when the General Post Office, a department of the UK Government and the predecessor to

BT, first published a classified advertising book, later to be called Yellow Pages, as part of the Brighton telephone directory.

Between 1966 and the early 1980s, we expanded our coverage in the United Kingdom, publishing Yellow Pages sections and then separate Yellow Pages directories for substantially all of the United Kingdom. In the 2004 financial year, we published 99 directories, including Business Pages, across the United Kingdom. Although we have traditionally focused on paper-based directories, for a number of years we have been exploring other means of delivering our products and services.

In the mid-1980s, we began expanding our range of products and services in order to build on our database of information on UK businesses, our advertiser base and the expertise of our national sales force. In 1987, we initiated our first electronic delivery of classified directory information. In 1994, we launched Talking Pages, a 24-hour telephone-based, operator-assisted classified directory service, on a nationwide basis. This was replaced in March 2003 by the Yellow Pages 118 24 7 phone service. In 1996, we began offering online internet services for users in the United Kingdom using the Yell.co.uk domain name and, in June 2000, we relaunched Yell.co.uk as Yell.com.

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

In addition to expanding our products and services, we have expanded geographically. The Yellow Book acquisition in August 1999 expanded our core business into the United States. The first Yellow Book business was founded in 1930 to publish local community directories for the then-newly emerging communities on Long Island, New York. In the 2004 financial year, Yellow Book published 536 directories under the Yellow Book name covering 41 US states and Washington, DC.

Yellow Book has expanded through the acquisition of smaller independent directory publishers, building density of coverage and strengthening its market presence. Since 1997, Yellow Book has made 21 acquisitions. Seventeen of these have been made since we acquired Yellow Book in August 1999, including an acquisition of directories from Sprint for $46.6 million, and 16 others with a combined value of $47.4 million.

In April 2002, we significantly expanded our US geographic coverage with the acquisition of McLeod. Acquisitions were a key component of McLeod’s growth strategy. From 1997 until its acquisition by us, McLeod made 25 separate acquisitions. Since February 1999, these included an acquisition of directories from Talking Directories, Inc. (“TDI”) for a total cost of $132 million including expenses and four other significant acquisitions with a combined total cost of $84 million.

On 31 December 2002, we acquired NDC, an independent publisher of yellow pages in California, New Mexico and Arizona in the United States. Since its acquisition, NDC’s results have been included in those of Yellow Book. For further information on the acquisition of NDC, see “Operating and Financial Review and Prospects - The National Directory Company Acquisition”.

On 26 March 2004 we acquired the yellow pages telephone directors published by Feist Publications, Inc. and Feist Directories, L.L.C. at the time the fifth largest independent yellow pages publisher in the United States, publishing 20 directories in Texas, Oklahoma and Kansas.

In addition to acquisitions, we have expanded our geographic coverage in the United States through new directory launches. Since we acquired Yellow Book in August 1999, we have launched 50 new directories, including directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

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

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider (not affiliated with a US telephone service provider) of classified directory advertising in the United States. We seek to generate business leads for our advertisers by connecting buyers and sellers through an integrated portfolio of simple-to-use, cost-effective advertising solutions, including printed, telephone-based and online directories. Approximately 96% of our revenues during our 2004 financial year were derived from selling advertising in printed classified directories to our advertisers, which are principally small and medium-sized businesses.

During the 2004 financial year, we published a total of 635 directories in the United Kingdom and the United States and distributed approximately 100 million copies containing advertisements on behalf of over 866,000 unique advertisers.

We believe that our advertisers value the effectiveness and low cost of advertising in our directories relative to many other forms of advertising, our broad distribution to potential buyers of our advertisers’ products and services and the quality of our client service and support. During our 2004 financial year, we provided services to advertisers across a diverse range of industry sectors and achieved annual retention rates for our printed directories of approximately 77% in the United Kingdom and approximately 70% in the United States.

B.	Business Overview

Our activities are organised into the following areas:

•	UK printed directories. In the United Kingdom, we are the largest classified directory publisher with approximately 28 million copies of the Yellow Pages directories distributed during our 2004 financial year, with an average of approximately 100 million directory uses each month. We published 90 regional Yellow Pages directories throughout substantially the whole of the United Kingdom, which together contained approximately 1,133,000 advertisements on behalf of approximately 475,000 unique advertisers during the same period. We also published nine Business Pages directories, which are targeted at the business-to-business market, and which together contained approximately 31,000 advertisements on behalf of approximately 22,500 unique advertisers during our 2004 financial year. In total, our UK printed directories contained advertisements on behalf of 480,000 unique advertisers and contributed 50.0% of Group turnover during the 2004 financial year. Yellow Pages directories, excluding Business Pages, are delivered mainly to consumers and form part of our UK printed directories business. They are the only part of our business that is subject to specific price and other regulatory controls.

•	US printed directories. In the United States, through our publication of the Yellow Book directories, we are the leading independent publisher of classified directory advertising and according to industry sources, the fifth-largest overall publisher of classified directories based on Yellow Book turnover for the 2004 financial year. We served 41 states and Washington, DC during the same period. Yellow Book published 536 directories during our 2004 financial year.

•	Other products and services. Our other products and services, which contributed 3.5% of our Group turnover during the 2004 financial year, principally include:

•	Online services. Yell.com, our online products and service business, is the United Kingdom’s leading online classified directory service; it offers comprehensive directory services and provides access to a database of approximately 1.7 million businesses. Users can also access our services on iDTV and through SMS messaging over mobile phones. Advertisers can buy web links, template websites (including design and hosting), other online advertising products and services and domain names. We also offer online directory services in the United States through our Yellowbook.com site.

•	Yellow Pages 118 24 7. Yellow Pages 118 24 7 (formerly Talking Pages) is our 24-hour, telephone-based, operator-assisted service that provides up-to-date information throughout the United Kingdom on businesses and services through a single telephone number. Yellow Pages 118 24 7 had approximately 64,000 paying advertisers as at 31 March 2004.

Industry Overview

The following are important characteristics of the classified directories business:

•	Classified directories are a widely used and highly effective form of advertising. Classified directories are simple to use, and are frequently used by a wide variety of consumers and businesses to search for a broad range of products and services. Because most directory users have already made a decision to purchase, or at least are seriously considering purchasing, a product or service when they use a directory, we believe that classified directory advertising frequently has a higher probability of leading to a purchase than other traditional forms of advertising such as direct mail, telemarketing and television, and thus represents a cost-effective solution for advertisers.

•	Virtuous circle model. A key characteristic of the classified directories business is the ‘virtuous circle’ model. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more frequently in their search for a supplier, which in turn provides more leads, and therefore better value, to advertisers, who are thus encouraged to pay for more advertising. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result, which in turn contributes to increased usage and advertising.

•	Valuable form of advertising for small and medium-sized businesses. Given the effectiveness and ‘value for money’ of classified directory advertising compared to other forms of advertising, we believe that a large number of small and medium-sized businesses view classified directory advertising as a very valuable form of advertising which forms a significant part of their marketing budget.

•	High start-up costs. New entrants require significant investment to obtain up-to-date databases, recruit and train a sales force, build brand recognition, acquire an advertiser base sufficiently large to justify directory use, and acquire and operate the necessary infrastructure before they can viably offer a large-scale service.

•	Strong financial characteristics and resilience in an economic downturn. Given the characteristics described above, once successfully established, classified directories businesses, including Yell’s, have historically been characterised by strong cash flow generation, relatively low ongoing capital expenditure requirements after business start-up and a relatively stable advertiser base. In addition, given the importance of classified directory advertising to a broad and relatively stable base of small and medium-sized businesses and the low exposure of classified directory advertising to cyclical advertising, such as offers for employment, automotive sales and property sales, we believe that the classified directories business is more resilient to economic downturns than other forms of advertising.

We believe that the following industry trends are important in evaluating Yell’s growth potential:

•	Continued growth potential in the United Kingdom. The UK directories sector has experienced continuous growth during the past 10 years. We believe that the sector will continue to grow and that this growth will be driven primarily by increased volumes. Turnover growth in the sector is expected to be achieved as penetration among the potential advertiser base of small and medium-sized businesses increases, as existing advertisers increase their advertising spend on additional or larger advertisements, and as the result of the introduction of new product offerings.

•	High growth rates of independent yellow pages directories in the United States. Within the classified advertising market in the United States, the revenues of all telephone directory publishers were approximately $14.3 billion in 2003 and are forecast to continue to grow. These revenues are generated by the incumbent and recently sold directories divisions of telecommunications companies (85%), independent publishers (13%) and online publishers (around 2%). According to industry sources, US independent telephone directory revenues grew from $1.0 billion in 1998 (representing an 8% share of the overall US telephone directory sector) to $1.9 billion in 2003 (representing a 13% share). Within the printed sector, the independent segment is the faster growing and is forecast to grow at a compound rate of 9% a year to 2008.

•	Expanded revenue opportunities through advances in technology. Most participants in the classified directories industry have expanded beyond their traditional printed directories business and are delivering directory content and services through a broader range of media, including fixed and mobile internet and voice telephony. We expect that this trend will continue and that the directories market will grow as new media forms are introduced and improved, and as users become more familiar with these new technologies.

•	Increased opportunities for consolidation. We believe that the directories sector generally is fragmented in nature. For example, industry sources estimate that in the United States there were 265 yellow pages publishers in 2003. Further, there are telecommunications companies in Europe and the United States that have recently divested their classified directories businesses. As a result, we believe there is potential for further consolidation in the industry, notwithstanding the additional buyers pursuing acquisitions in this industry.

For a more detailed description of our competitive environment, see “Information on the Company—Competition.”

Products and Services

UK Printed Directories

UK printed directories contributed 50.0% to Group turnover in the 2004 financial year. The following table sets forth certain information regarding our Yellow Pages and Business Pages directories for the 2004 financial year:

	Yellow Pages	Business Pages
Directory editions(1)	90	9
Copies distributed (in millions)	28	2.2
Unique advertisers(2)	475,000	22,500
Advertisements(3)	1,133,000	31,000

(1)	Number of editions that have been recognised for revenue purposes.
(2)	Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.
(3)	This number is not comparable with figures reported prior to 2003 due to an improvement in our systems that now allows us to count all advertisements accounted for in our directories. The resultant increase in numbers of advertisements is less than 3% above that which we would have reported had the system improvements not been made.

Yellow Pages Directories

Yellow Pages is a series of annual regional classified directories that list the name, address and telephone number of substantially all business telephone subscribers in the United Kingdom. The listings are currently organised into over 2,200 available classifications, with more than one classification potentially applicable to a business. We published 90 regional directories in the 2004 financial year, covering substantially the whole of the United Kingdom. Our Yellow Pages directories are used approximately 1.2 billion times each year, based upon an estimated average monthly usage of approximately 100 million.

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

A range of additional paid advertising options are available in our Yellow Pages directories, as follows:

•	Light-faced entries—An additional line of contact information in standard text that appears underneath the free-line entry. It can be a web address, email address, mobile phone number or fax number.

•	Bold entries—An advertiser’s name is printed in bold text and in a larger font than in free-line entries.

•	Semi-display—An advertiser’s line entry is separated from surrounding entries in a box format, sometimes including limited additional information and logos.

•	Display—A full display enables advertisers to include a wide range of information, illustrations and logos. The cost of display advertisements depends on the size and type of advertisement purchased. The following types of display advertisements are available:

•	Column—covers all or part of one of the three columns on a page.
•	Part page—two or three columns wide, for greater prominence on the page.

•	Full page—covers an entire page for greater prominence within a business classification.

•	White Knock-Out—We print our Yellow Pages directories using yellow ink on white paper to create the yellow background characteristic of our directories, as a more cost-effective and environmentally friendly alternative to printing on yellow paper. Businesses may pay to have all or a portion of their advertisement printed against a white background for increased visibility in contrast to surrounding advertisements that are printed against a yellow background.

•	Colour—Since October 2001, we have offered a complete range of colour advertisement options in all of our published directories. All colour advertisements are priced at a premium to our normal advertisements and give advertisers even greater prominence on a page.

•	Bound inserts—Inclusion of a full-page, double-sided, heavyweight, full-colour insert that is bound inside the directory. These inserts enable advertisers to achieve prominence and increase the amount of information displayed to directory users. Technical considerations limit the number of bound inserts to approximately six per directory.

•	Cover—Premium location advertisements are available on the inside and outside back covers and spines of Yellow Pages directories.

•	Guides—A range of unclassified advertising options within the Yellow Pages Guides such as the Late Night Guide and the Wedding Guide.

•	Branded Fillers—The opportunity to display an advertiser logo in filler spaces that are generated at the pagination stage.

In addition, we sell artwork services to our directory advertisers in Yellow Pages.

Business Pages

In addition to our Yellow Pages directories, we published nine Business Pages directories in the 2004 financial year. We began publishing Business Pages directories in 1984. Business Pages is an annual classified business-to-business directory that carries the name, address and telephone number of selected businesses across all of England, Scotland and Wales together with information on general business topics such as security, office technology and taxation. The Business Pages directory is designed for businesses that supply goods and services to other businesses. Information on Business Pages advertisers is also available through Yell.com.

As with our consumer Yellow Pages directories, Business Pages offers free-line entries, bold entries and a range of display advertisements in approximately 1,430 available classifications.

US Printed Directories

US printed directories contributed 46.5% to Group turnover in the 2004 financial year. During the 2004 financial year, our US printed directories were published in 41 US states and Washington, DC under the Yellow Book brand with additional McLeod branding in the directories that we had acquired from McLeodUSA, in accordance with our prior trade dress agreement with McLeodUSA.

The following table sets forth certain information regarding our Yellow Book directories for the 2004 financial year:

Yellow Book
Directory editions	536
Copies distributed (in millions)	72
Unique advertisers(1)	386,000

(1)	As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figures for any duplicated records in 2003. These improvements have not affected the reporting of our financial results.

Our classified directories list the name, address and telephone numbers of business telephone subscribers in the geographic areas covered by our directories. The listings are currently organised into over 6,000 available classifications with more than one classification potentially applicable to a business. As is the case with our UK printed directories, businesses in the geographic areas covered by our directories are offered free-line entries at no charge.

Our US printed directories offer advertisers a range of paid advertisement types and sizes similar to those available in our UK printed directories. Advertisers may choose to buy bold text, semi-display, a range of display advertisements (including graphics) and/or premium-location advertisements on the spine and front and back covers of our directories.

Due to a more fragmented market, we believe that there is a much greater opportunity for the introduction of new directories and geographic expansion in the United States compared to the United Kingdom. The large number of US directory publishers could also provide further opportunity for acquisitions. Since we acquired Yellow Book in August 1999, we have pursued a strategy of rapid geographic expansion and we have launched 50 new directories to increase our geographic coverage in the United States. Significant directories launched include directories in the borough of Manhattan in New York City, metropolitan Boston and greater Chicago.

Historically, we have launched directories to cover new areas in two ways. Where we believe we can effectively do so we launch a new directory with paid advertisements, utilising our field sales and telesales employees. In areas where we do not have significant name recognition, where we do not have a nearby sales force or where there is significant competition, we may launch using a prototype directory in which we offer free advertisements in the first directory. Although we intend to continue geographic expansion through new directory launches, no prototype directories are currently forseen for the 2005 financial year.

The early Yellow Book directories on Long Island, New York, were community directories, generally with distribution of 25,000 or less. These continue to be published in this format. However, Yellow Book’s primary format today is the wide-area directory serving a county, suburban, or metropolitan area, in either a 3 or 4 column format. Most community directories in Florida have been re-scoped into the larger format. The decision to publish a directory in 3 or 4 column format is made on a case-by-case basis, depending on a number of factors, including the nature of the directory published by the local telephone operator, our view of the potential level of demand for advertising and our ability to offer advertisers and users a differentiated product.

Community directories.    In the 2004 financial year, we published 78 community classified directories in Long Island, Florida and New Jersey. Our community directories consist of:

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

Wide-area directories.    In the 2004 financial year, we published 457 wide-area classified directories covering areas larger than our community directories.

Our wide-area directories have essentially the same format as our community directories with either three or four columns. Our larger directories do not include consumer white pages. In the 2004 financial year, 16 of our directories had a circulation greater than 500,000 and a further 43 had a circulation of between 250,000 and 500,000.

In addition to our consumer wide-area directories, we also publish one business-to-business directory serving the boroughs of Brooklyn and Queens, and Long Island, New York. The business-to-business directory consists of classified listings, alphabetical business listings on white pages, a business information section and a guide to the online business-to-business directory. First published in 1988, the business-to-business directory is generated from the proprietary database we developed based on the advertisers in our community directories, known businesses in the area and business suppliers identified through market research. We distributed approximately 240,000 copies of the business-to-business directory in the 2004 financial year.

The Acquisition and Integration of McLeod and NDC

We acquired McLeod, in April 2002. Through its third-party contract publishing business unit, Consolidated Communications Directories, Inc. (“CCD”), Yellow Book currently acts as the vendor and publisher of various directories for several small telephone companies across the United States. As a result of a lack of perceived attractive future growth potential, Yellow Book has decided to exit this business.

With the integration of McLeod and NDC, we have implemented a single management structure over all of our US printed directories. We believe that the integration of McLeod and NDC includes the following benefits:

•	improved sales force utilisation and management in contiguous or overlapping markets;

•	the ability to more effectively target national customers by offering a presence, at the time of the acquisition, in 39 US states and Washington, DC as opposed to 19 US states and Washington, DC;

•	significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing;

•	cost savings on the closure of one of three production sites;

•	the transfer of strengths and best practices such as improved marketing performance through the transfer of sales strengths and improved standardisation and process management in back-office and production systems through the adoption of McLeod’s processes; and

•	a broader base in the United States into which some of Yell UK’s more sophisticated sales and production processes and technologies can be introduced, creating the possibility of a single customer service and production platform offering substantial economies of scale.

In connection with the McLeod acquisition, we entered into a publishing, branding and operating agreement with McLeod’s former parent companies. Under this agreement, we were obliged for a period of three years to publish the directories previously published by McLeod prior to its acquisition under McLeod trademarks, and also retain some aspects of McLeod’s trade dress. The “trade dress” of the directory cover is a black background with a yellow star in its centre; in the star is a map of the region covered by the directory; and the names of the towns and the directory’s date, amongst other things, appear in specific colours in specific places on the cover and spine of the directory. This agreement has now been renegotiated, and Yellow Book is no longer obliged to publish directories under the McLeod trade dress. Instead, for no fee, McLeod receive a credit-card sized advertisement on the cover of each directory, up to four pages within the community section and advertising under various headings. See “Additional Information - Material Contracts”.

In March 2004 we acquired Feist, which we will integrate into Yellow Book as appropriate.

Other Products and Services

Other products or services contributed 3.5% to Group turnover in the 2004 financial year. In addition to our printed directories, we provided other associated products and services such as online services, Yellow Pages 118 24 7 and “Service Call”. During the

2003 financial year, we also provided direct marketing and database development services to businesses principally in the United Kingdom through our Yell Data business, which we sold in 2004.

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

The following table sets forth certain information regarding Yell.com:

	March 2002	March 2003	March 2004
Yell.com page impressions per month (in millions)	33	39	67
Yell.com searchable advertisers(1) (in thousands)	56	75	103

(1)	Unique customers with a live contract at month end. Figures refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names.

Charges for our online services are currently largely based on annual fees or costs per thousand views. We currently generate most of our turnover for our online services from advertising, and in the future we expect increased revenue from those sources and from the development of other lead-generating services such as enhanced listings.

In the United States, we generate turnover from our Yellowbook.com website through selling templated advertisements, print directory advertisements online (INT), and banner advertising, mainly to existing printed directory customers for a monthly fee.

Yellow Pages 118 24 7

The Yellow Pages 118 24 7 phone service is our telephone-based, operator-assisted directory service that is available 24 hours a day, seven days a week. The service was launched on 3 March 2003, in connection with the deregulation of the UK directory enquiries market, to replace the Talking Pages service. Yellow Pages 118 24 7 provides up-to-date information on businesses and services throughout the United Kingdom through a single telephone number accessible from fixed and mobile lines in the United Kingdom. Yellow Pages 118 24 7 operators are able to access our Yellow Pages database and perform searches based on classifications, geographic locations and key words to identify businesses, shops and services that match criteria specified by the caller. The service also provides full business and residential listings as well as film and cinema information. Advertisers can update their information as frequently as they wish, giving them the ability to highlight special promotions, new services or changes in their business details.

As at 31 March 2004, we had approximately 1.9 million free-line entries for businesses on Yellow Pages 118 24 7 and approximately 64,000 paying advertisers whose information is given out on a preferential basis to the free-line entries. In the 2004 financial year, Yellow Pages 118 24 7, received over 3.9 million enquiries. Yellow Pages 118 24 7 provides a complementary information source for users of our printed and online products and services and, therefore, provides an additional source of sales leads for advertisers. As at 31 March 2004, approximately 51% of our Yellow Pages 118 24 7 advertisers also advertised in Yellow Pages.

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

In the United States, to capitalise on the extensive national footprint resulting from the acquisitions of McLeod and NDC during the last year, as well as Yellow Book’s continued organic growth, we launched a national advertising campaign on cable television. That campaign has succeeded in increasing brand awareness and in differentiating Yellow Book from its primary competitors in the minds of consumers and advertisers.

Sales Force

We currently have a sales force of more than 4,500 employees in the United Kingdom and the United States. We believe that this extensive sales force is both experienced and well trained and that it constitutes one of our key business resources. Our sales force is divided into three principal groups in both the United Kingdom and the United States:

•	Field sales focus on advertisers for new and repeat medium-sized and large advertisements in the United Kingdom. In the United States, we target most of our advertisers through our field sales force. All of our field sales force in the United Kingdom are equipped with laptop computers, which provide them access to up-to-date advertiser information and market data and enable them to assist advertisers in developing advertising programmes and designing their own advertisements. Our field sales force in the United Kingdom has access to a proprietary software application which allows them to design advertisements in the field. We expect that we will be well positioned in the future to adopt those practices and technologies used by the UK field sales force that would be appropriate for our US field sales force.

•	Telephone sales focus on new and repeat advertisers for smaller advertisements and represents our principal source of new advertisers in the United Kingdom. Historically, Yellow Book East has not maintained a significant telephone sales force. Yellow Book West has a more-established telephone sales force. In the future, we expect that telephone sales will be an increasing and cost-effective source of new advertisers in the United States.

•	National account sales in both the United Kingdom and the United States focus on larger businesses that place advertisements in multiple directories. We believe that we will attract more national accounts in the United States due to our increased geographic coverage resulting from the McLeod, NDC and Feist acquisitions.

Sales Channel Allocation

The table below sets out our information on the approximate proportion of accounts and turnover corresponding to each sales group during the 2004 financial year:

Sales channel	Number of employees(1)	Proportion of accounts covered by respective sales channel	Proportion of turnover generated by respective sales channel
		(%)	(%)
United Kingdom Field sales	1,050	47.5	61.9
Telephone sales	662	51.5	10.1
National account sales	140	1.0	28.0

	1,852	100.0	100.0

United States Field sales	2,512	82.9	89.1
Telephone sales	163	14.3	3.3
National account sales	13	2.8	7.6

	2,688	100.0	100.0

Total number of employees	4,540

(1)	Approximate number at period end.

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

Given our experience that average turnover per advertiser generally increases with the duration of our advertiser relationship, we focus on promoting a stable sales force that will help build and maintain advertiser relationships. To that end, in the United Kingdom we pay our sales force largely on a fixed-salary basis with an open-ended element that is commission based. In the United States, we pay our sales force on a similar basis, but with a higher level of variable commission.

We believe that overall we have a loyal and mature sales force, as demonstrated by the fact that the average age of our sales force, including relevant management and support staff, in the United Kingdom is 35, with an average length of service of 4.8 years. The average age of our Yellow Book field sales force in the United States is 39 years, with an average length of service of 4.75 years.

In order to ensure that we maintain a competitive sales force, we seek to be very selective in recruiting from amongst the large number of applicants we consider, and our sales representatives undergo continual training programmes and have regular appraisals to ensure that they are able to give advertisers high-quality service and advice on appropriate advertising products and services.

Promotions

As part of our marketing and sales effort, we have also engaged from time to time in specific promotional initiatives. In April 2002, we introduced our “Move In” programme, which offers a discounted rate for one year on quarter-column display advertising and semi-display advertising. Also in April 2002 we introduced our “Move Up” programme, offering discounted rates for the take-up of larger display advertisements. In October 2003, we introduced our “First Year Packages” programme that offers discounted rates to existing customers about to enter their second year of advertising.

In the United States, Yellow Book offers a number of promotions to encourage advertisers to promote their businesses in additional headings and additional directories. The programs are geared towards driving content into advertisements that consumers will find useful when they are shopping for a product or service.

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

Our customer service groups in the United Kingdom also manage pre- and post-sales order processing, respond to advertiser enquiries, and provide information and support to our sales teams. In addition, our customer service groups monitor advertiser cancellations, requests for additional directories and advertisement errors, and determine the types and causes of errors.

Our customer service groups in the United Kingdom are also responsible for billing and collection. We continue to manage our exposure to bad debt through initial credit checking of new advertisers. Our credit check of new advertisers focuses on known areas of bad debt expense risk, such as certain directory classifications and levels of amounts spent. All new orders for existing advertisers are automatically checked for outstanding debt prior to confirmation. Both internal and external data are used to arrive at a decision on whether or not to extend credit to an advertiser. Where doubts about an advertiser’s creditworthiness exist, we require the advertiser to pre-pay part or all of the value of its order.

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

Production, Pre-press and Printing

The following table sets out certain information regarding our publishing activities in the 2004 financial year:

Printed directories	Editions	Copies	Metric tonnage(1)
	(in millions)
Yellow Pages	90	27.9	57,255
Business Pages	9	2.2	2,697
Yellow Book	536	72	119,024

(1)	Metric tonnage is paper used in the production process. One tonne equals 2,200 lbs.

Pre-press

Pre-press activities include preparing the artwork, format and layout of advertisements, implementing customer amendments, proof reading and paginating the directories. At the end of the pre-press stage, directory pages are sent in digital format to the printers for printing. In the United Kingdom, we outsource most of our pre-press activities to Pindar Set Ltd., with whom we have maintained ongoing relations for nearly 20 years. Our operational contract with Pindar Set Ltd. for pre-press services commenced on 1 May 1995. Contract amendments are negotiated on an annual basis. In the United Kingdom, we also maintain a graphic arts studio for some pre-press services, currently employing approximately 64 full-time employees and six part-time employees to design display advertisements for our large advertisers. In the 2004 financial year, our graphic arts studio produced approximately 206,780 designs for advertisers. This includes speculative visuals used to support the recommendation of a new programme of advertising through to final artwork and amendments.

Historically, pre-press activity in the United States was either outsourced to a number of suppliers or worked in-house. Following a trial period, in order to improve our US pre-press capability, we entered into an agreement on 5 April 2002 to outsource our pre-press activities in the United States to Pindar Set Ltd. In January 2004 we completed the conversion known as the “Business System Unification” project which gives Yellow Book a common set of systems, across the business, to operate on a single integrated platform. Our contract with Pindar Set Ltd. has been extended and is now fully integrated across the business. The only exception to this is the recently acquired Feist business.

Printing

Because of the large print volume and particular binding requirements, the printing of directories requires a high level of specialisation. We outsource our printing in the United Kingdom to RR Donnelley, who print and bind all of our Yellow Pages and Business Pages directories and with whom we have had a relationship for over 20 years. We entered into a new five-year contract with RR Donnelley (subsequently extended to eight years), which commenced in August 2001 and includes the printing of colour advertising. In the United States, we have entered into fixed, long-term contracts with our principal printers who are RR Donnelley and Quebecor Printing, Inc. These contracts run to 31 March 2007 and 31 December 2007, respectively.

Distribution

We typically aim to deliver our directories free of charge door-to-door to all of the residences and businesses in all of the geographical areas for which we produce directories. We currently outsource our directory distribution to four independent distribution companies in the United Kingdom pursuant to long- and short-term agreements. In the United States, 40% of distribution is outsourced to independent distribution companies pursuant to long and short-term agreements. The remaining 60% of distribution is handled internally in a highly automated distribution facility located on our Cedar Rapids, Iowa property. This facility organizes the routing, mapping, hand-delivery and mailing of directories and also works directly with the US Postal Service to ensure cost-effective mailing methods.

Paper Supplies

Paper is our largest raw material and one of our largest variable-cost items. In the 2004 financial year, we purchased approximately 178,976 tonnes of paper for our directories. Our principal paper suppliers in the United Kingdom are UPM-Kymmene, who provided over 90% of our paper requirements in the 2004 financial year. Our principal paper suppliers in the United States were Norske Skog Canada, Bulkley Dunton/Kruger and UPM-Kymmene, which together supplied over 90% of our paper requirements in the 2004 financial year. Our existing paper agreements with the three principal suppliers run until August 2004. From September 2004 we have contracted for the supply of paper from three different paper suppliers. 50% of our paper requirements will be provided by a US based supplier with whom we have a five year, fixed ceiling price contract. A further 40% of our paper requirements will be provided by a Finnish supplier with whom we have a three year, fixed ceiling price contract. The remaining 10% will be supplied by a Canadian supplier on contract until December 2005.

To realise economies of scale, we tend to concentrate our paper purchases with a small number of suppliers. To help limit our exposure to fluctuating paper purchase prices, we have fixed-price arrangements with our main suppliers. In the United Kingdom, the current maximum-price arrangement with UPM-Kymmene expires on 31 March 2007. See Item 3.D. “Key Information—Risk Factors—Increased paper prices may have a material adverse effect on our business”.

We have worked with our printers in the United Kingdom to achieve reductions in the amount of paper wasted in the production process. The use of special typefaces and advanced pagination and production techniques, including digital formatting, coupled with effective wastepaper management, enables us to further optimise paper usage and costs in the United Kingdom.

Intellectual Property

We have made significant investments in our brand names and logos, including our “Yellow Pages”, “Walking Fingers”, “Yell”, “Yell.com”, “Business Pages”, “Yellow Pages 118 24 7”, “Yellow Book”, “Yellowbook.com” and “Talking Pages” brand names and logos. We currently use 139 trademark registrations in the United Kingdom, including “Yell”, “Yell.com”, “Yellow Pages”, “Yellow Pages 118 24 7”, “Business Pages” and the “Walking Fingers” logo. We have eight registered community trademarks which cover the European Union, and 12 pending community trademark applications. In addition, we have two registered trademarks in the United States and 5 trademark applications pending. This number excludes the brand name “Yellow Pages” and the “Walking Fingers” logo, which are generic terms in the United States and therefore in the public domain in the United States. We do not have exclusive rights to the “Yellow Pages” brand name, or its local-language equivalent, in any countries in which we might operate, other than the United Kingdom, (including Northern Ireland) and some of the former and current British territories overseas. We have registered over 1,000 internet domain names, of which we currently use 14 to connect to our websites in the United Kingdom, including Yell.com, which provides a link to Yellowbook.com.

We have registered the “Yellow Book” trademark in the United Kingdom and the European Union and have applied to register the mark in the United States. We cannot assure you that our applications for registration will be granted. However, we are actively pursuing our registration on the primary register.

We actively protect our brand names, internet domain names and logos in the countries in which we operate. For example, we have protested the use by third parties of certain internet domain names that include the words “Business Pages”, “Yell”, “Yellow Pages” and the number “118247”. In doing so, we are from time to time obliged to bring legal proceedings against third parties in order to protect our intellectual property rights. See Item 3.D. “Key Information—Risk Factors—The loss of important intellectual property rights could adversely affect our competitiveness”.

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

Competition

We compete in the United Kingdom with other producers of classified and local advertising, such as Thomson directories, local, regional and national newspapers and classified advertising magazines, such as Exchange & Mart. As well, in early 2003 our former parent, BT started to include a classified advertising section within its telephone directory publications and to gradually change the life span of these directories from 18 months to 12 months. In the United Kingdom, our price-setting is constrained by price controls imposed under the terms of undertakings given to the UK Secretary of State for Trade and Industry in 1996, which were revised in 2001. Our competitors are not constrained by such undertakings. We sell our advertisements for printed directories on a fixed annual sales cycle and publish an advanced price list well before we publish a directory. In the United Kingdom, unlike in the United States, price differentials between classified directory publishers are not significant. We believe we are price competitive with other media.

In the United States, Yellow Book is the oldest and largest independent publisher of classified directories and we believe that we hold strong competitive positions in a number of markets in which we have published directories for several years. We are a relatively new entrant in many of the other areas in which we publish our directories, and we are seeking to establish our market position in these areas. We compete and may compete in the future primarily with telecommunication company publishers such as the Regional Bell Operating Companies, SBC, Verizon and BellSouth (the “RBOCs”), as well as recently divested directory publishing businesses, such as those previously belonging to Sprint and Qwest, both of whom have sold all or part of their directory businesses to private equity investors, and smaller independent publishers with aggressive growth strategies. These remain key competitors. We compete with these businesses on the basis of price and quality. Our prices are in general substantially lower than those of the RBOC publishers. In the United States, we are not subject to any government-imposed price restrictions.

In the United States, the relatively small size of the independent yellow pages publishers compared to the RBOCs has allowed them to compete on the time taken to bring a directory to the market and, particularly, on price. The following table compares prices charged by Yellow Book with prices charged by its main utility competitor in six areas:

Rate comparison: Incumbent vs Independent

Market	Full-page mono rate
(in dollars)
New York Manhattan (Verizon)	90,191
Manhattan (Yellow Book)	41,064
North Carolina Charlotte (BellSouth)	60,156
Charlotte (Yellow Book)	25,956
Pennsylvania Pittsburgh (Verizon)	34,260
Pittsburgh (Yellow Book)	18,924
Missouri Columbia (Verizon)	28,010
Columbia (Yellow Book)	13,920
Tennessee Jackson (BellSouth)	18,264
Jackson (Yellow Book)	6,840
Colorado Colorado Springs (Dex Media)	32,640
Colorado Springs (Yellow Book)	15,768

Source: Yellow Pages Integrated Media Association (“YPIMA”) (formerly known as “YPPA”), Rate and Data, May 2004.

The internet is an increasingly attractive medium for advertisers. Internet advertising enables companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising turnover, we believe that as the internet grows it may become increasingly important as an advertising medium. We compete through our internet sites Yell.com and Yellowbook.com, with, amongst others, companies providing classified directory information over the internet, such as in the United Kingdom, to a greater or lesser extent, www.thomweb.co.uk, www.118500.com, www.kellysearch.com, www.fish4it.co.uk and in the United States, to a greater or lesser extent, www.smartpages.com (RBOC), www.dexonline.com, www.superpages.com (RBOC) and www.worldpages.com (independent publisher).

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

Our subsidiary, Yell Limited, has signed a set of revised undertakings that it has given to the Secretary of State for Trade and Industry. The undertakings continue to operate, unchanged by the entry into force of the competition provisions of the Enterprise Act on 20 June 2003. In addition to the price cap, these revised undertakings (which affect only our UK printed directories business) require us to observe certain other conditions:

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

We have a variety of measures in place to ensure compliance with the undertakings given to the Secretary of State and its other regulatory obligations. In particular, Yell regularly submits to the Office of Fair Trading a draft of the rate card for its Yellow Pages directories, to provide an opportunity for the Office of Fair Trading to verify before the rate card is released that Yell’s proposed rates comply with its undertakings. Once Yell’s rates have been set, Yell’s systems ensure that advertisements can only be sold at those rates. Yell is also required each year to prepare accounts for its UK printed directories business and to submit those accounts to the Office of Fair Trading. The Office of Fair Trading has never initiated any investigations (other than during its formal review of the undertakings in 2000-2001) concerning the Yell Group’s compliance with any aspects of Yell’s undertakings. Compliance with Yell’s regulatory obligations more generally is assisted by the work of Yell’s regulatory compliance officer, who provides regular training to Yell’s employees regarding the regulatory obligations, and by procedures designed to ensure that all the Yell Group’s business plans are developed taking into account the group’s regulatory obligations.

In addition, in the United Kingdom we are required to comply with the UK Competition Act 1998, the main provisions of which came into force in March 2000. The UK Competition Act 1998 prohibits anti-competitive agreements and concerted practices which may affect trade within the United Kingdom and have as their object or effect the prevention, restriction or distortion of competition within the United Kingdom or a substantial part of the United Kingdom. It also prohibits conduct that unilaterally, or jointly with others, amounts to the abuse of a dominant position in a market in the United Kingdom. Behaviour that the Office of Fair Trading Guidelines indicate might be abusive includes excessive prices, price and other discrimination, predation and the imposition of certain vertical restraints (such as exclusive purchasing or tie-in sales). Breaches of the UK Competition Act 1998 by a company could lead to fines of up to 10% of its worldwide revenue for the previous year, could result in directions by the Office of Fair Trading as to conduct (including the modification or termination of agreements), could result in claims for damages and additionally or alternatively could result in agreements found to be anti-competitive becoming void and unenforceable in whole or in part. Alongside these civil sanctions, the UK Enterprise Act 2002 introduced a criminal offence for participation in “hardcore” cartel activity. Directors found guilty of cartel participation can also be disqualified from acting as a director.

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

At the EU level, the Data Protection Directive (EC Directive 95/46/EC) and the Directive “Concerning the processing of personal data and the protection of privacy in the telecommunications sector” (C2002/58/EC) set out the underlying requirements for processing personal data within the European Union. In the United Kingdom, personal data are data relating to living individuals who can be identified from those data or from those data and other information available to the person processing the data. Persons whose personal data are processed in the European Union have several rights, including the right of access to their personal data, the right to recourse in the event of unlawful processing of personal data and the right to withhold permission for the use of their personal data for direct marketing.

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

Under the Directive “Concerning the processing of personal data and the protection of privacy in the electronic communications sector” (2002/58/EC), the European Union introduced new rules on data protection regarding the processing of personal data and the protection of privacy in the electronic communications sector. This Directive repeals the earlier Directive 97/66/EC of the same name and is implemented into UK law by the Privacy and Electronic Communications (EC Directive) Regulations 2003.

Under this Directive, directory publishers obliged to obtain the consent of a subscriber to a publicly available electronic communications service in order to process ‘traffic’ data relating to that subscriber’s use of electronic communications and data relating to that subscriber’s location. This the case whether the subscriber is an individual or an entity such as a company. Consent will also be required in order to send unsolicited electronic communications, including e-mail, for direct-marketing purposes to an individual. Received opinion is that provisions may also apply to sending emails to individuals in a business context which could have an impact on our business if we sought to increase our levels of internet marketing. Subscribers who are natural persons, as referred to in Article 12 of the Directive, have a right to be informed about usage possibilities based on search functions in electronic versions of directories. The costs of compliance with the Directive currently are not substantial as we do not currently undertake or expect to undertake many of the activities covered by the new provisions contained in the Directive and, in so far as these new provisions do apply, our existing business practices are largely compliant with them.

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

In addition, we believe that we are the proprietor of the copyright in the databases we have developed to the extent that copyright subsists in them. In the United Kingdom, to the extent that copyright does not subsist in any of our proprietary databases, our rights in these databases are protected as confidential information and/or under database rights. Any copyright in our databases will subsist in those databases for a period of 50 years from the end of the calendar year in which the database was created, if the database was computer generated, or 70 years from the end of the calendar year in which the last person responsible for creating the database died, if the database was not computer generated. In the United States, we have developed one proprietary database, in which we believe we have copyright protection subject to the limitations of our license agreements with US Telcos. Copyright in this database will subsist for a period of 95 years from the year of first publication or 120 years from the year of creation, whichever period is shorter. As the proprietor of copyright in a database, we are entitled to prevent third parties from doing certain things, including copying the database, issuing copies of the database to the public or renting or lending the database to the public. In the United States, we also have copyrights in each edition of its directories.

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

Telecommunications

The UK government has established a new regime for the regulation of electronic communications under four EU Communications Directives which were implemented in the United Kingdom by provisions of the Communications Act 2003 (the “Act”) which came into force on 25 July 2003.

In the United Kingdom, the Act has had an impact on our telecommunications services such as Yellow Pages 118 24 7 as it abolished current licences and replaced them with a number of general conditions (very similar to the old licence regime) that apply to operators of electronic communications networks and the service providers that use them. These conditions are set in the United Kingdom by the industry regulator, the Office of Communications. Our Yellow Pages 118 24 7 services currently comply with these conditions.

In certain circumstances additional specific obligations may apply to those undertakings found by the UK Office of Communications to have Significant Market Power (as defined in The Communications Act 2003) in certain specified markets. The Group does not believe it is likely that it will be found to have Significant Market Power in any of these markets.

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

These legislative measures set up a framework for legal recognition of electronic contracts and electronic signatures. Under the terms of the E-Commerce Directive, generally, service providers are subject to the laws of the country in which they are established. Further, of particular relevance to our business are those provisions in the E-Commerce Directive that provide that advertising must be identifiable clearly and unambiguously as such as soon as it is received.

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

C.    Organizational Structure

The principal subsidiaries of the Company are as follows:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid)	Proportion of share capital	Nature of business
Yell Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	73 ordinary shares of £1 each	100% (indirect)	classified directory publisher
Yellow Pages Sales Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	2 ordinary shares of £1 each	100% (indirect)	provision of sales services
Yellow Book USA, Inc. (Delaware, US)	193 EAB Plaza Uniondale, New York 11556-0193	500 shares of common stock of $0.01 each	100% (indirect)	classified directory publisher
Yellow Pages Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	81 ordinary shares of £1 each	100% (direct)	intermediate holding company

D. Property, Plant and Equipment

Property

We operate from 39 leasehold properties in the United Kingdom, in each case, held on rack rent full repairing leases. Legal title to two of the properties, including one of the Yell Group’s principal establishments, 54, Hagley Road, Birmingham, is not yet vested in the Yell Group. The landlord has consented to the assignment but the assignment has not to date been completed. A number of these leases will come to the end of their contractual term within the next five years and consequently there may be a financial burden with regard to potential dilapidations claims by the relevant landlord in relation to these leases. In addition, the Group may have contingent liabilities under leases previously held but which have been assigned. The annual rent in respect of a number of these leases are currently under review or are due to be reviewed in the next year and consequently rental liabilities may increase in the immediate future. In the United States, we operate from over 300 locations.

No property of the Yell Group accounts for 10% or more of the Yell Group’s net turnover. Details of the Group’s registered office and principal places of business are as follows:

Location	Tenure	Rent	Term	Approximate floor area
Yellow Pages House, Queens Walk, Reading, England	leasehold	£1,165,500 p.a.	25 years expiring 24 March 2009	70,000 sq.ft
First and Second Floors, Bridge Street, Reading, England	leasehold	£920,000 p.a.	24 and 25 years each expiring 24 December 2012	55,000 sq.ft
Directories House, Wellington Street, Slough, England	leasehold	£1,530,000 p.a.	25 years expiring 24 March 2015	56,659 sq.ft
Second and Fourth Floors, Whitefriars, Lewins Mead, Bristol, England	leasehold	£376,399 p.a.	10 years expiring 31 December 2008	33,922 sq.ft

Location	Tenure	Rent	Term	Approximate floor area
Ground, Fourth and Part Fourth Floor, Jackson House, Sale, Cheshire, England	leasehold	£259,470 p.a.	25 years expiring 31 August 2005, (together with revisionary lease for fourth floor expiring 12 November 2011) and 10 years expiring 12 November 2011	23,112 sq.ft
Parts of Eighth, Twelfth, Thirteenth and Fourteenth Floors, Edgbaston House, Duchess Place, Birmingham, England	leasehold	£181,125 p.a.	25 years expiring 25 August 2005	25,766 sq.ft
Block C, 54 Hagley Road, Birmingham, England	leasehold	£306,600 p.a.	25 years expiring 23 June 2005 and 20 March 2013 (together with reversionary leases for the seventh, eighth and twelfth floors for terms of 24 June 2005 to 20 March 2013)	23,956 sq.ft
Sixth, Seventh, Eight, and Ninth floors 180 St Vincent Street Glasgow, Scotland	leasehold	£458,769 p.a.	15 years and 9 months expiring 28 February 2018	20,966 sq.ft
Fourth Floor 180 St Vincent Street Glasgow, Scotland	leasehold	£124,700 p.a.	18 years and 5 months expiring 29 May 2017	5,800 sq.ft
Fourteenth, Fifteenth, Sixteenth and Seventeenth floors Quayside Tower Broad Street Birmingham BH1 2HF	leasehold	£379,728 p.a. from 25 August 2004	15 years expiring 22 February 2019	21,096 sq.ft
2004 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$669,515 p.a.	10 years expiring 31 January 2011	28,490 sq.ft
2008 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$185,215 p.a.	5 years expiring 30 April 2009	10,860 sq.ft
2540 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$227,844 p.a.	5 years expiring 31 May 2008	14,700 sq.ft
2560 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$878,829 p.a.	10 years expiring 30 April 2010	35,000 sq.ft
193 EAB Plaza, Uniondale, New York, USA	leasehold	$953,247 p.a.	5 years expiring 31 January 2007	30,375 sq.ft
Cedar Rapids, IA-Tech Park and IA Distribution, 6300 C Street SW, Cedar Rapids IA 52406, USA	freehold	N/A	N/A	215,000 sq.ft
2201 Willenborg Avenue, Effingham, IL 62401, USA	leasehold	$649,716 p.a.	expires 15 April 2009	56,520 sq.ft

Location	Tenure	Rent	Term	Approximate floor area
3020 North Cypress Suite 200 Wichita, Kansas 67226, USA	leasehold	$318,000 p.a.	10 years expiring 30 July 2010	18,000 sq.ft/
316 Main Street Spearville, Kansas 67876, USA	owned	n/a	n/a	8,000 sq.ft.
4314 South Loop 289 Suite 100 Lubbock, Texas 79413, USA	owned	n/a	n/a	15,000 sq.ft.
4045 Northwest 64th Street Suite 400 Oklahoma City, Oklahoma 73116, USA	leasehold	$123,000 p.a.	10 years expiring 30 September 2010	12,000 sq.ft.
4210 Shawnee Mission Parkway Suite 400A Fairway, Kansas 66205, USA	leasehold	$165,000 p.a.	10 years expiring 28 February 2005	10,000 sq.ft.

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

We have developed advanced systems to support our business processes. We operate wide-area networks in the United Kingdom and the United States to provide nationwide access to data. In the United Kingdom, we have direct data links with our pre-press supplier. In the United Kingdom, we have implemented management information systems provided by SAP for management accounting, human resources, core sales order processing, customer services and billing activities. Our total storage capability in the UK is over 100 terabytes. Our Information Services department has over 200 employees.

In the United States, our storage capacity is over 25 terabytes and our Information Technology Department has over 130 employees. We use DIAD, Clipper and PagEntry as our standard production system and Lawson as our platform for accounting and human resources. The McLeod and NDC acquisitions have now been integrated onto that standard platform. The recent Feist acquisition runs on a proprietary AS400/Miles 33 system and remains the only area of the business not operating on our standard platform.

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

Environment

In both the United Kingdom and the United States, we actively seek to minimise the impact of the production of our directories on the environment. In particular, we have been increasing the percentage of recycled paper fibre used in our printed directories. All of the new paper for the production of Yellow Pages and Business Pages is sourced from sustainable forestry and our paper suppliers are registered with The Finnish Forest Certification Scheme which is endorsed by the Pan European Forest Certification Council (PEFC). In the United States we are working with our suppliers to ensure we use sustainable forestry. We work closely with our pre-press and printing suppliers to minimise paper wastage in our directory production process and have successfully reduced wastage to very low industry-leading levels. In the 2004 financial year, the recycled fibre content of our UK Yellow Pages directories was approximately 48%. We actively promote the collection and recycling of used directories in the United Kingdom through links with, and by providing financial support to, local authorities. In the United States, we have partnered with earth 911, an environmental information network, to provide community-specific recycling. Our activities in the United Kingdom are registered to ISO 14001, the environmental standard of the International Standards Organisation.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following information should be read in conjunction with the audited financial statements for the Yell Group. The financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States (“US GAAP”). See the reconciliation of UK GAAP to US GAAP in note 27.

Factors Affecting Results of Operations

Group Turnover

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States. We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book East, Yellow Book West (from 16 April 2002), NDC (included in Yellow Book West from 31 December 2002) and Business Pages. We also generate turnover from online-related activities such as online advertising, website design and domain-name sales and from Yellow Pages 118 24 7. Our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues. Therefore, we have better visibility of our expected near-term financial results than might otherwise be the case.

We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory, in accordance with UK GAAP. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, while others have lower-than-average levels. For example, during our 2004 financial year, the four financial quarters accounted for 22%, 26%, 23% and 29% of Group turnover, respectively. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. The re-phasing or timing of distribution into an earlier or later period also affects the quarterly distribution of turnover. By the same token, our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues, and hence provides better visibility of our expected near-term financial results than might otherwise be the case. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the United States, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the United Kingdom during most of the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry in 2001, under which, from January 2002 we were required to limit the annual growth in advertising rates in our UK printed Yellow Pages directories to RPI less 6%, for an expected period of four years. This has restricted our ability to raise prices on advertisements within our printed Yellow Pages directories in the United Kingdom.

When RPI is less than 6%, this new price cap requires us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our UK printed consumer classified directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect. During our 2004 financial year, the average price of advertising in our Yellow Pages directories decreased by 4.8%, as compared to a decrease of 4.4% during our 2003 financial year. We are not subject to any regulatory price constraints in the United States.

In the 2004 financial year, approximately 49% of our Group turnover was affected by a price cap, as compared to 50% during the 2003 financial year and 60% during the 2002 financial year. In the 2004 financial year, 53% of our turnover came from UK operations compared with 55% in the 2003 financial year.

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

Paper is our largest raw material and one of our largest variable-cost items. In recent years paper prices have fluctuated significantly. In the 2004 financial year, paper costs were equivalent to 6.7% of Group turnover and represented 11.5% of our total cost of sales in the United Kingdom and 16.5% of our total cost of sales in the United States.

Cost of sales also includes bad debt expense. Our UK business currently has low bad debt expense relative to our US business due to our established market position in the United Kingdom. Our Yellow Book directories business operates in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which historically we have intentionally allowed a higher rate of bad debts. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of our advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

Distribution Costs and Administrative Costs

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

Gross Profit Margins

The change of the geographic mix of our business, as well as the strategy we have pursued of rapid growth and geographic expansion of our business in the United States, has had an important effect on our financial results during the periods under review, including our profit margins. These factors are expected to continue affecting our financial results in the future.

Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margin. In the 2004 financial year, for example, our gross profit margin for our UK printed directories was 62.1%, compared to 43.4% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

We intend to increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Year Ended 31 March 2004 Compared to Year Ended 31 March 2003

Group Turnover

	Year ended 31 March		Year ended 31 March
	2003		2004
	(£ in millions)	(%)(2)	(£ in millions)	(%)(2)
UK printed directories	573.7	51.5	593.9	50.0
Other UK products and services	41.2	3.7	41.0	3.5

Total UK turnover	614.9	55.2	634.9	53.5

US printed directories:
US printed directories at constant exchange rate(1)	499.1	44.8	605.0	51.0
Exchange impact(1)	—	—	(53.0)	(4.5)

Total US turnover	499.1	44.8	552.0	46.5

Group turnover	1,114.0	100.0	1,186.9	100.0

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of total group turnover.

Group turnover increased by £72.9 million, or 6.5%, from £1,114.0 million in the 2003 financial year to £1,186.9 million in the 2004 financial year, reflecting increased turnover during the period from each business segment, particularly US printed directories.

UK turnover

UK printed directories increased by 3.5%, or £20.2 million during the 2004 financial year. The growth was primarily the result of an increase in the number of unique advertisers from approximately 451,000 to approximately 480,000 as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 77% of existing customers. We attracted 116,300 new advertisers, achieving our target of 100,000 new advertisers for the fourth successive year.

Turnover per unique advertiser in decreased for all UK printed directories by 2.8% to £1,237 from £1,272, after the impact of the 4.8% price reduction, on our Yellow Pages directories and the dampening effect that the increased number of customers had on yield.

Turnover from our online directory service increased by £5.5 million, or 27.1%, from £20.3 million to £25.8 million. This increase was offset by a reduction in turnover from our other products and services, primarily from discontinued products resulting from the sale of our data-service business, Yell Data, in June 2003 and the ending of our contract with BT to sell advertising in their phone books in March 2003.

US turnover

Turnover from US printed directories increased by £52.9 million, or 10.6%, from £499.1 million in the 2003 financial year to £552.0 million for the 2004 financial year. Turnover was negatively affected by £53.0 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £105.9 million, or 21.2%. The average exchange rates were approximately $1.69 to £1.00 in the year ended 31 March 2004 and $1.55 to £1.00 in the prior year.

The Group had 386,000 unique advertisers in the United States in the year ended 31 March 2004 compared to 363,000 in the prior year. Average turnover per unique advertiser grew 14% from $2,135 to $2,434.

Same-market growth of 9.3% has grown from 6.1%. Directories from acquisitions that published for the first time in the most recent year are not included in the same market growth results. The former McLeod directories are now performing in line with Yellow Book same-market growth.

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

Remaining growth was due to ten new directory launches (contributing 2.2% to the growth), four directories publishing for the first time after acquisition and the inclusion of a full year of results of McLeod and NDC (contributing 9.4% to the growth).

Cost of Sales

	Year ended 31 March		Year ended 31 March
	2003		2004
	(£ in millions)	(%)(2)	(£ in millions)	(%)(2)
UK printed directories	207.9	36.2	228.0	38.4
Other UK products and services	15.0	36.4	12.4	30.2

Total UK cost of sales	222.9	36.2	240.4	37.9

US printed directories:
US printed directories at constant exchange rate(1)	287.0	57.5	343.5	56.8
Exchange impact(1)	—	—	(31.0)	(5.8)

Total US cost of sales	287.0	57.5	312.5	56.6

Total cost of sales	509.9	45.8	552.9	46.6

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of related turnover.

Total cost of sales in 2004 increased by £43.0 million, or 8.4%, compared to the 2003 financial year.

The £20.1 million, or 9.7%, increase in cost of sales for UK printed directories from £207.9 million in the 2003 financial year to £228.0 million in the 2004 financial year reflected higher advertisement volumes. Cost of sales for Yellow Book directories as a percentage of related turnover remained flat at 56.6% in the 2004 financial year, as compared to 57.5% in the 2003 financial year.

Cost of sales for other UK products and services decreased by £2.6 million, or 17.3%, from £15.0 million in the 2003 financial year to £12.4 million in the 2004 financial year, reflecting the products discontinued in the year.

Our consolidated bad debt expense was £71.0 million, or 6.0%, of Group turnover in the 2004 financial year, as compared with £67.6 million, or 6.1%, of Group turnover in the 2003 financial year. The charge for UK bad debts was 4.5% of UK printed directories and other products and services turnover for both the 2003 and 2004 financial years. The US bad debt expense was 7.7% of US printed directories turnover in the 2004 financial year as compared to 8.1% in the 2003 financial year, reflecting the more developed US profile and the relatively low level of launches in 2004.

Gross Profit and Gross Profit Margin

	Year ended 31 March		Year ended 31 March
	2003		2004
	(£ in millions)	(%) (2)	(£ in millions)	(%) (2)
UK printed directories	365.8	60.5	365.9	57.7
Other UK products and services	26.2	4.3	28.6	4.5

Total UK gross profit	392.0	64.9	394.5	62.2

US printed directories:
US printed directories at constant exchange rate(1)	212.1	35.1	261.5	41.3
Exchange impact(1)	—	—	(22.0)	(3.5)

Total US gross profit	212.1	35.1	239.5	37.8

Gross profit	604.1	100.0	634.0	100.0

Gross profit margin (%)
US operations		42.5		43.4
UK operations		63.8		62.1
Group total (%)		54.2		53.4

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of total group profit.

The decrease in gross profit as a percentage of Group turnover from 54.2% in the 2003 financial year to 53.4% in the 2004 financial year principally reflected the changing geographic mix of our operations resulting from the increased contribution of our US business.

Distribution Costs and Administrative Costs

Distribution costs decreased by £1.5 million, or 4.2%, from £36.0 million in the 2003 financial year (3.2% of Group turnover) to £34.5 million in the 2004 financial year ( 2.9% of Group turnover). Excluding the effects of the weakening dollar, distribution costs would have increased by £0.4 million.

Administrative costs increased by £64.4 million, or 16.7%, from £384.7 million in the 2003 financial year to £449.1 million in the 2004 financial year. The increase was largely due to exceptional costs arising as a result of our parent company’s initial public offering in July 2003:

•	£57.0 million for employee incentive plans;

•	£28.9 million in fees, including VAT, paid to the previous owners; and

•	£4.2 million for other costs.

These increases were partially offset by the absence of £15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002 and the effect of the weakening US dollar.

Group Operating Profit and EBITDA

	Year ended 31 March	Year ended 31 March
	2003	2004	Change
	(£ in millions)	(£ in millions)	(%)
UK operations
Operating profit	142.3	129.8
Depreciation and amortization	69.2	69.4

EBITDA(1)	211.5	199.2	(5.8)

US operations
Operating profit	41.1	20.6
Depreciation and amortisation	51.7	50.2
Exchange impact(2)	—	11.4

EBITDA at constant exchange rate	92.8	82.2	(11.4)
Exchange impact(2)	—	(11.4)

EBITDA(1)	92.8	70.8	(23.7)

Group
Total operating profit	183.4	150.4
Depreciation and amortisation	120.9	119.6

Group EBITDA(1)	304.3	270.0	(11.3)

Depreciation and amortisation	(120.9)	(119.6)
Net interest payable	(236.6)	(194.5)
Taxation	12.6	(7.0)

Loss for the financial year	(40.6)	(51.1)

(1)	EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit (loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is one of the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies (see note 2 to the financial statements, segmental analysis).
(2)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

EBITDA from the UK operations decreased 5.8% to £199.2 million after charging £33.9 million in connection with the initial public offering of our parent company in July 2003 and £14.7 million for the postponed initial public offering in July 2002. Excluding exceptional costs, EBITDA from the UK operations increased by £6.9 million, or 3.1%. Growth in EBITDA before exceptional costs primarily reflects the increased profitability of Yell.com. Yell.com reported EBITDA of £5.3 million (operating profit of £3.6 million adding back depreciation of £1.7 million) for the 2004 financial year as compared to £1.1 million (operating loss of £1.3 million adding back depreciation of £2.4 million) in the prior year.

EBITDA from Yellow Book for the 2004 financial year decreased by £22.0 million compared to the 2003 financial year after including exceptional costs of £56.2 million in 2004 relating to our parent company’s initial public offering, and costs in 2003 of £4.0 million relating to the postponed initial public offering and a one-off restructuring cost. Excluding the exceptional items, EBITDA from Yellow Book increased by £30.2 million, or 31.2%, compared to the 2003 financial year. The EBITDA margin for Yellow Book was 12.8% in the 2004 financial year; excluding exceptional items, the EBITDA margin increased to 23.0%, as we focused on increasing the benefit and yield from our directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs.

Group EBITDA for the financial year ended 31 March 2004 decreased by £34.3, or 11.3%, compared to 2003. Excluding the exceptional and other one-off items in 2004 and 2003, Group EBITDA would have increased by £37.1 million, or 11.5%. If we also exclude the effect of exchange rate movements of £11.4 million, Group EBITDA would have increased by £48.5 million, or 15.0%.

Net Interest Payable

Net interest expense was £194.5 million, comprising both cash interest and non-cash interest, in the 2004 financial year, compared to £236.6 million in the 2003 financial year. Net interest before exceptional items was £136.1 million in the 2004 financial year, compared to £236.6 million in 2003. The exceptional items of £58.4 million comprised £36.4 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003; £19.7 million early redemption of 35% of our senior notes on 18 August 2003, and £2.3 million arrangement fee on the undrawn revolving credit facility. Net interest expense before exceptional items comprised £118.9 million of net interest paid or to be paid within a six-month period, £12.0 million of interest rolled-up into our long-term debt and £5.2 million of amortised financing costs.

Taxation

Taxation before exceptional items was a charge of £44.2 million for the 2004 financial year and a credit of £10.3 million in the 2003 financial year. Taxation is determined on taxable profits that do not reflect certain amortisation charges. Tax credits in the amount of £37.2 million for the 2004 financial year and £2.3 million in the 2003 financial year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

Profit (Loss) Before and After Tax

After charging the exceptional items, the loss on ordinary activities before tax was £44.1 million in the 2004 financial year as compared to a loss of £53.2 million in the 2003 financial year. Excluding the effect of the exceptional IPO costs, the profit before taxation and profit after taxation for the 2004 financial year would have been £104.4 million and £60.2 million, respectively.

Loss before taxation for the year ended 31 March 2003 was £53.2 million. Excluding the exceptional costs of £15.0 million and the £3.7 million charge for non-recurring restructuring costs as part of the integration of the former McLeod organisation in the United States, loss before taxation for the year ended 31 March 2003 would have been £34.5 million. The effect on the loss after tax of excluding the restructuring cost is £2.4 million, bringing the loss after tax and before exceptional costs for the year ended 31 March 2003 to £25.5 million.

Year Ended 31 March 2003 Compared to Year Ended 31 March 2002

Group Turnover

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)	(£ in millions)		(%)
UK printed directories:
Yellow Pages	111.2	414.6	525.8	60.8	560.7		50.3
Business Pages	7.3	7.4	14.7	1.7	13.0		1.2

Total UK printed directories	118.5	422.0	540.5	62.5	573.7		51.5

US printed directories:
Yellow Book East at constant exchange rates	42.3	241.8	284.1	32.8	324.8	(2)	29.1
Exchange impact	—	—	—	—	(26.1	)(2)	(2.3)

Yellow Book East	42.3	241.8	284.1	32.8	298.7		26.8
Yellow Book West(3)	—	—	—	—	200.4		18.0

Total US printed directories	42.3	241.8	284.1	32.8	499.1		44.8

Other UK products and services	8.3	32.5	40.8	4.7	41.2		3.7

Group turnover	169.1	696.3	865.4	100.0	1,114.0		100.0

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.

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

Yellow Book East.    Yellow Book East grew turnover by 5.1% as reported in pounds sterling from £284.1 million to £298.7 million. The results were affected by a weakening US dollar, which had a negative impact of £26.1 million. On a constant US dollar basis, Yellow Book East turnover grew by £40.7 million ($57.8 million), or 14.3%, comprising:

•	same-market growth(1) of 6.9%, during the 2003 financial year (excluding the Manhattan directory, which was directly affected by the events of 11 September 2001), which was due primarily to volume and yield improvement, and which contributed £18.2 million ($26.1 million), or 45.2%, of the growth. Same-market growth including the Manhattan directory was 6.1%;

•	the strong performance of three new launches and two books in their first year following prototype publication in the 2002 financial year, which together contributed £12.6 million ($18.0 million), or 31.0%, of the growth;

•	an additional £6.6 million ($9.4 million) in revenues, or 16.2%, of the growth from rescopes which could not be included in same-market growth as the original directories did not cover materially the same geographic scope; and

•	first-time publication of certain directories following their acquisition, which contributed an additional £1.5 million ($2.2 million).

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

(1)	Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

Cost of Sales

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)(4)	(£ in millions)		(%)(4)
UK printed directories:
Yellow Pages	40.8	151.8	192.6	36.6	203.4		36.3
Business Pages	2.5	3.1	5.6	38.1	4.5		34.6

Total UK printed directories	43.3	154.9	198.2	36.7	207.9		36.2

US printed directories:
Yellow Book East at constant exchange rates	24.6	147.1	171.7	60.4	191.9	(2)	59.1
Exchange impact	—	—	—	—	(15.6	)(2)	(59.8)

Yellow Book East	24.6	147.1	171.7	60.4	176.3		59.0
Yellow Book West (3)	—	—	—	—	110.7		55.2

Total US printed directories	24.6	147.1	171.7	60.4	287.0		57.5

Other UK products and services	3.2	13.9	17.1	41.9	15.0		36.4

Total cost of sales	71.1	315.9	387.0	44.7	509.9		45.8

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.
(4)	The percentage of related turnover.

Total cost of sales for the 2003 financial year increased by £122.9 million, or 31.8%, as compared to the 2002 financial year. The acquisition of McLeod and other acquisitions account for £110.7 million of the increase.

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

Gross Profit and Gross Profit Margin

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March		Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated		2003
	(£ in millions)	(£ in millions)	(£ in millions)	(%)	(£ in millions)		(%)
UK printed directories:
Yellow Pages	70.4	262.8	333.2	69.6	357.3		59.1
Business Pages	4.8	4.3	9.1	1.9	8.5		1.4

Total UK printed directories	75.2	267.1	342.3	71.5	365.8		60.5

US printed directories:
Yellow Book East at constant exchange rates	17.7	94.7	112.4	23.5	132.9	(2)	22.0
Exchange impact	—	—	—	—	(10.5	)(2)	(1.7)

Yellow Book East	17.7	94.7	112.4	23.5	122.4		20.3
Yellow Book West(3)	—	—	—	—	89.7		14.8

Total US printed directories	17.7	94.7	112.4	23.5	212.1		35.1

Other UK products and services	5.1	18.6	23.7	5.0	26.2		4.3

Gross profit	98.0	380.4	478.4	100.0	604.1		100.0

Gross profit margin (%)
Yellow Pages	63.3	63.4		63.4			63.7
Business Pages	65.8	58.1		61.9			65.4
Yellow Book East	41.8	39.2		39.6			41.0
Yellow Book West	—	—		—			44.8
Other UK products and services	61.4	57.2		58.1			63.6
Group total (%)	58.0	54.6		55.3			54.2

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(3)	Includes results of NDC from 1 January 2003.

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

The increase was largely due to:

•	the £55.3 million of Yellow Book West administrative expenses, before goodwill amortisation, included since the McLeod acquisition date;

•	a £27.7 million increase in the amortisation of goodwill following the full year’s impact of the Yell Purchase, the McLeod acquisition and the NDC acquisition;

•	£15.0 million of costs incurred in connection with the decision not to proceed with the initial public offering of our parent company; and

•	£3.7 million of restructuring charges incurred for the closure of a production site as part of the integration of Yellow Book West; offset by

•	the absence of a £3.0 million US management incentive scheme cost for a scheme that was terminated on 22 June 2001.

The increase was partially offset by lower administrative expenses in Yellow Book East.

Group Operating Profit and EBITDA

	Combined (Predecessor)	Consolidated (Successor)	Year ended 31 March	Year ended 31 March
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	2002(1) Aggregated	2003		Change
	(£ in millions)	(£ in millions)	(£ in millions)	(£ in millions)		(%)
UK operations
Operating profit	42.4	108.0	150.4	142.3
Depreciation and amortisation	2.6	57.4	60.0	69.2

EBITDA(2)	45.0	165.4	210.4	211.5		0.5

Yellow Book East
Operating (loss) profit	(9.5)	10.7	1.2	34.2
Depreciation and amortisation	7.2	23.7	30.9	30.0
Exchange impact	—	—	—	6.0	(3)

EBITDA at constant exchange rates	(2.3)	34.4	32.1	70.2		118.7
Exchange impact	—	—	—	(6.0	)(3)

EBITDA(2)	(2.3)	34.4	32.1	64.2		100.0

Yellow Book West(4)
Operating profit	—	—	—	6.9
Depreciation and amortisation	—	—	—	21.7

EBITDA(2)	—	—	—	28.6

Group
Total operating profit	32.9	118.7	151.6	183.4
Depreciation and amortisation	9.8	81.1	90.9	120.9

Group EBITDA(2)	42.7	199.8	242.5	304.3		25.5
Depreciation and amortisation	(9.8)	(81.1)	(90.9)	(120.9)
Net interest payable	(5.8)	(158.6)	(164.4)	(236.6)
Taxation	(11.3)	(7.3)	(18.6)	12.6

Profit (loss) for the financial year	15.8	(47.2)	(31.4)	(40.6)

(1)	Includes the predecessor results through 22 June 2001 and the successor results through 31 March 2002.
(2)	EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit (loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is one of the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies (see note 2 to the financial statements, segmental analysis).
(3)	Constant exchange rates state the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

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

B. Liquidity and Capital Resources

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200.0 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008, of which £5.0 million was drawn down at 31 March 2004.

Our net cash inflow from operating activities was £309.1 million in the 2003 financial year and £253.5 million in the 2004 financial year, or a 21.9% decrease.

Our net cash inflow from operating activities before payments of exceptional costs (2003 - £14.3 million; 2004 - £33.8 million) and non-cash charges relating to our parent company’s initial public offering in 2004 of £40.7 million and after capital expenditure (2003 - £16.0 million; 2004 - £24.5 million) decreased from £307.4 million in the 2003 financial year to £303.5 million in the 2004 financial year. Net cash inflow of £253.5 million for 2004 as a percentage of EBITDA of £270 million was 93.9%. Excluding the exceptional costs relating to our parent company’s initial public offering, (“cash conversion”) it fell from 95.2% in the 2003 financial year, which benefited from one-off timing differences, to a more sustainable 84.3% in the 2004 financial year. These cash flow measures are the measures that we use to manage the efficiency of our operations in converting earnings into cash.

Net cash outflow from returns on investments and servicing of finance of £177.9 million for the 2004 financial year comprises £132.3 million of cash pay interest, £9.5 million of rolled up interest settled, £19.7 million of premiums on early redemption of senior notes and £16.4 million finance fees paid.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of shares in our parent company to be held in trust for employees. Capital expenditure was £24.5 million in the 2004 financial year compared to £16.0 million in the 2003 financial year. The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administrative staff. We continued to augment our growth in the United States with further selective acquisitions totalling £108.9 million in the 2004 financial year.

Capital Resources

At 31 March 2004, we had cash of £18.4 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,096.4 million at 31 March 2004, as set out below.

	Payments due by period
Debt	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(£ in millions)
Long-term loans and other borrowings
Term Loan A1—denominated in sterling	80.0	190.0	354.0	—	624.0
Term Loan A2—denominated in US dollars	—	—	323.8	—	323.8
Senior notes	—	—	—	308.2	308.2
Other	5.8	—	—	—	5.8

Total debt owed to third parties	85.8	190.0	677.8	308.2	1,261.8
Subordinated parent company loans	41.9	—	—	831.2	873.1

Total debt, including subordinated parent company loans	127.7	190.0	677.8	1,139.4	2,134.9

Unamortised financing costs					(20.1)

Total debt, net of unamortised financing costs					2,114.8
Cash at bank					(18.4)

Net debt at end of the period					2,096.4

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the Senior Notes at maturity. No one has guaranteed our obligations under the Senior Notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”, as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12 month period and reported to the providers of the senior credit facility on a six-monthly basis from 31 March 2004. We have maintained the financial ratios for the year ended 31 March 2004 in compliance with these debt covenants.

Acquisitions

In the year ended 31 March 2004, we acquired yellow pages directories in the United States (including Feist) for an aggregate purchase price of $198.9 million (£108.6 million) plus expenses of $0.5 million (£0.3 million). These acquisitions gave rise to £100.4 million of goodwill recorded in the year.

In the year ended 31 March 2003, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million (£417.0 million) plus expenses giving rise to $475.0 million (£330.0 million) of goodwill. The results of operations of McLeod, are included in our results from the date of acquisition on 16 April 2002. We also made other US acquisitions in the year for an aggregate purchase price of £47.4 million. These additional acquisitions gave rise to £31.4 million of goodwill recorded in the year.

We have operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. We borrowed £2,099.0 million to fund the purchase, which gave rise to £1,235.9 million of goodwill.

Our Parent Company’s Global Offer and Refinancing

On 15 July 2003, our parent company, Yell Group plc, completed raising £433.6 million (gross proceeds) through a global offer of shares to institutional investors, also referred to as an “initial public offering”.

Our parent company passed £304.4 million of net proceeds to us. We used these monies to pay £79.6 million of exceptional costs; to repay £48.3 million of debt under the senior credit facilities; and to redeem 35% (£172.5 million) of the senior notes pursuant to the optional redemption features under the indentures. We replaced our remaining senior credit facilities with new senior credit facilities of £664 million and $596 million and a revolving credit facility of £200 million of which £5.0 million had been drawn at 31 March 2004. As part of the refinancing, the subordinated parent company loan ceased bearing interest to reflect the fact that the equivalent amounts borrowed by our parent company were settled upon the initial public offering.

As a result of the capital-raising, we incurred a number of exceptional or one-off costs, including: cash and non-cash interest charges relating to premiums paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; fees paid to the owners of our parent company before the global offer; and other transaction fees and costs arising out of the offering. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries were entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately £32 million in the Yell Group in the same manner as the funds advanced by the owners of our parent company before the global offer. We recorded a compensation charge of $63 million (£39 million) in connection with this. In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in our parent company.

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

Policy and practice on payment of creditors

The Group’s policy is to use its purchasing power fairly and to pay promptly and as agreed. The Group has a variety of payment terms with suppliers. Payment terms for purchases under major contracts are settled as part of the contract negotiations.

It is the Group’s policy to make payments for other purchases within 30 days following the end of the month in which a correct and valid invoice is received.

At 31 March 2004 trade creditors represented 21 days of purchases. The Company has no significant trade creditors.

Significant Differences Between UK and US GAAP

Our combined and consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP dividends are recorded in the period in which dividends are declared. See note 27 of the notes to the financial statements included elsewhere in this annual report on differences between US GAAP and UK GAAP.

New UK Accounting Standards

In December 2003, the Urgent Issues Task Force (“UITF”) issued UITF Abstract 38 “Accounting for ESOP trusts”. This Abstract is effective for periods ending on or after 22 June 2004, but earlier adoption is encouraged. We have adopted UITF Abstract 38 in the year ended 31 March 2004 and accordingly have presented shares purchased by the ESOP Trust as a deduction in arriving at shareholders’ funds.

In April 2004 the ASB issued Financial Reporting Standard 20 “Share based payments”, which is the same as IFRS 2, discussed below.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the “Regulation”) requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005. Accordingly, we will adopt IFRS from 1 April 2005.

The International Accounting Standards Board (“IASB”) issued IFRS1 a standard on transition to IFRS, in June 2003. It is expected that there will be more developments in IFRS between now and the 2006 financial year, and consequently there is uncertainty about exactly what IFRS will require on 1 April 2005. This uncertainty will be reduced as the IASB finalises and publishes its standards.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

In February 2004, the IASB issued IFRS 2, “Share-based Payment”. The standard deals with the accounting for transactions where an entity obtains goods or services in consideration for equity instruments or cash-settled amounts based on the value of the entity’s equity instruments. For transactions with employees (for example, share option awards), the fair value of the employee services received should be measured by reference to the fair value of the equity instrument at the grant date. The standard is effective for financial periods beginning 1 January 2005.

In March 2004, the IASB issued IFRS 3, “Business Combinations”. The standard states that all business combinations should be accounted for by applying the purchase method. This means that the acquirer recognizes the identifiable purchased assets and liabilities at their fair values at the acquisition date, and also recognizes goodwill which is subsequently tested for impairment rather than amortised. The standard is effective for business combinations agreed on or after 31 March 2004.

The Yell Group has an active programme to consider the effects of adopting IFRS on the Group’s reporting systems and financial statements.

Critical Accounting Estimates

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

Allowance for doubtful debts.    Debtors are reduced by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

If our allowance for credit losses as a percentage of turnover had been 1.0% higher or lower during the year ended 31 March 2004, then loss before tax would have varied by approximately £12 million.

Goodwill and tangible fixed assets.    Goodwill and tangible fixed assets are long-lived assets that are amortised over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If the useful economic lives of our goodwill had increased or decreased by an average of one year during the year ended 31 March 2004, then our amortisation charge would have varied by approximately £5 million. Our depreciation charge would have decreased by approximately £6 million if the useful lives of our fixed assets had increased by an average of one year, or increased by approximately £14 million if the useful lives had decreased by an average of one year. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition.

Historically, we have not realized large gains or losses on disposals of fixed assets.

Pensions.    The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 23 of the notes to the financial statements included elsewhere in this annual report and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

Taxes.    The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. In the year ended 31 March 2004, we reduced our net loss for the year by £14 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. At 31 March 2004, we have not recognised potential deferred tax assets totalling £8 million.

C.    Research and Development, Patents, Licenses, etc.

Not applicable.

D.    Trend Information

Current Trading and Prospects

Since 31 March 2004, trading has developed favourably and in line with our expectations.

We have put in place substantial groundwork to ensure that our growth momentum continues in the current financial year. Our strong cash generation should allow us to continue to finance acquisitions in the US and grow dividends in line with earnings.

E.    Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than the hedges discussed in this document.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as at 31 March 2004:

	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	(£ in millions)
Long-term debt	121.9	190.0	677.8	1,139.4	2,129.1
Revolver loan	5.0	—	—	—	5.0
Operating lease obligations	18.9	27.7	17.1	27.2	90.9
Finance lease obligations	0.8	—	—	—	0.8

Total	146.6	217.7	694.9	1,166.6	2,225.8

There were no purchase commitments or other long-term liabilities as at 31 March 2004 other than those stated above.

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

John Condron was previously the Managing Director of the Group, when it was a division of BT. He continued as CEO of Yell Group on its sale by BT in 2001. Mr Condron started working for BT in 1973 in the International Finance Division. He became Strategy Manager for BT’s White Pages Division in 1978 before joining the Group in 1980 as New Product Development Manager. In 1987, he became the Marketing and Sales Controller and, in 1992, he assumed the additional responsibility of Managing Director of Yellow Pages Sales Limited. In January 1994, Mr Condron was appointed as the Managing Director of the Group. Mr Condron is a member of the UK Government’s Advisory Committee on Advertising. He is also a director of Yellow Pages Sales Limited, General Art Services Limited, Yellow Book USA, Inc., Yellow Book of New York, Inc. and Yellow Book of Pennsylvania, Inc. He received an honours degree in Economics from Queen’s University in Belfast.

John Gordon Davis. Before joining the Company in September 2000, Mr Davis was Group Finance Director at Yahoo! Europe. Prior to that, he worked for Pearson plc from 1997 to 2000 as Chief Financial Officer for their US operations, and as a board director of Pearson Inc. He subsequently became Finance Director of the Financial Times Group Limited. Mr Davis was a director of a number of Pearson subsidiaries from which he resigned prior to leaving Pearson, including Millartrice Limited. Mr Davis began his career at Price Waterhouse, where he qualified as a Chartered Accountant. From 1989 to 1997, he held a variety of positions at EMAP plc, including Director of Corporate Finance/Treasury and Finance Director of EMAP Radio. Mr Davis received a degree in Accounting from the University of Kent and a master’s degree from the Stanford Graduate School of Business.

Robert Avisson Scott is currently a non-executive director of The Royal Bank of Scotland Group plc, and its subsidiary companies, Royal Bank of Scotland plc and National Westminster Bank plc, as well as Jardine Lloyd Thompson Group plc and Swiss Reinsurance Company Zurich. Mr Scott retired as group chief executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and a member of the President’s Committee of the CBI from 1998-2000. He is also a director of Focus Wickes Group Ltd.

Charles Gordon Carey is currently a consultant and member of the board of directors of News Corporation, Inc. Until January 2002, Mr Carey had served as co-chief operating officer of News Corporation, Inc. and the Fox Entertainment Group, Inc., and president and chief executive officer of Sky Global Networks, Inc. Mr. Carey has been appointed president and chief executive officer of Hughes Electronics Corporation and will assume this role upon the completion of News Corporation’s acquisition of a 34% interest in Hughes Electronics. Mr Carey joined News Corporation, Inc. and The Fox Entertainment Group, Inc. in 1988, and served in numerous roles including executive vice president of Fox, Inc. from 1992 to 1994, chairman and chief executive officer of the Fox Television Group from 1994 to 2000 and co-chief operating officer of News Corporation, Inc., British Sky Broadcasting Group and Sky Italia from 1996. Prior to joining News Corporation, Inc., Mr Carey was employed at Columbia Pictures in various senior capacities from 1981 to 1987. Mr Carey is also a member of the board of directors of Gateway, Inc.

John Bernard Coghlan is currently deputy chief executive and group finance director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, Mr Coghlan qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles.

Joachim Eberhardt is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in the United States. Until 1 June of 2003 he was President & CEO of DaimlerChrysler UK Ltd, a position he held since November 1999. He is currently a non-executive director of a number of DaimlerChrysler owned subsidiaries, including DaimlerChrysler Services UK Ltd and Evobus UK Ltd. Mr Eberhardt holds a Masters of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

Lyndon Lea is a Partner of Hicks Muse where he has been since 1998. Mr Lea currently serves on the boards of Premier International Foods Plc and various Cayman Limited companies which wholly own Aster City Cable, Weetabix Limited, Eurotax Glass’s Holdings Limited and Burton’s Food Limited. Prior to joining Hicks Muse, Mr Lea served at Glenisla, which was then the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York. Mr Lea received his BA Honours in Business Administration from the University of Western Ontario, Canada.

Lord Charles David Powell of Bayswater is currently UK chairman of Moet Hennessy-Louis Vuitton and chairman of Sagitta Asset Management Limited. Lord Powell is also a director of, amongst others, Matheson & Co., Textron Corporation, Caterpillar Inc., Mandarin Oriental Hotel Group, LVMH, Schindler Holdings and British Mediterranean Airways. Lord Powell is also a member of a number of advisory boards and a trustee of a number of not-for-profit organisations.

Senior Management

Our senior management team (in addition to the executive directors listed above), their dates of birth and positions are as follows:

Name	Date of birth	Position
Steve Chambers	29 September 1953	Chief Commercial Officer
Eddie Cheng	15 March 1952	eBusiness Director
Ann Francke	2 December 1958	Chief Marketing Officer
Paul Fry	25 May 1951	Strategy & Business Development Director
James Haddad	4 March 1957	Chief Financial Officer USA
John Satchwell	11 March 1955	Operations Director
Victoria Sharrar	2 June 1958	Chief Sales Officer USA
Joseph Walsh	15 April 1963	Chief Executive Officer USA

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

Ann Francke is Chief Marketing Officer in the UK. She joined Yell on 5 May 2004. Ms Francke, 45, has almost 20 years experience of product development and brand management and was previously director of strategic marketing at Boots. Prior to her position there, she was Vice President, Petcare Marketing Europe, at Mars Incorporated from 1999 to 2002. Previously, she worked for Procter & Gamble for 13 years, the last five of which were as general manager and marketing director of its UK cosmetics and skincare business. Ms Francke received a BA from Stanford University, California and an MBA/MS in Business and Journalism from Columbia University, New York.

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

B. Compensation

The aggregate remuneration paid to or on behalf of all our senior management, including those members of management appointed as executive directors for the 2004 financial year, was £46,774,441 (including salaries, fees, shares, commissions and bonuses).

These amounts exclude all pension and other post-retirement benefits provided to our executive directors and senior management, other than those required to be paid or contributed to by law. These amounts also exclude expenses such as business travel, professional and business association dues and expenses reimbursed to our senior management.

Pension contributions paid in respect of our senior management as a group for the 2004 financial year was £297,611.

The remuneration paid to or on behalf of our highest-paid senior manager or executive director for the 2004 financial year was £37,668,304 in salaries, fees, shares, commissions, bonuses and pensions.

The remuneration of the directors of our parent for the year ended 31 March 2004 was as follows:

	Salary/Fees		Performance- related bonus		Other benefits (a)		Share benefits (b)		Total
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
John Condron	485	550	485	550	27	47	—	—	997	1,147
John Davis	310	340	310	340	21	22	—	—	641	702
Non-executive Directors
Robert Scott	38	129	—	—	—	—	—	150	38	279
Charles Carey	38	57	—	—	—	—	—	150	38	207
John Coghlan	39	64	—	—	—	—	—	75	39	139
Joachim Eberhardt	38	63	—	—	—	—	—	75	38	138
Lyndon Lea (c)	—	45	—	—	—	—	—	—	—	45
Lord Powell of Bayswater	44	50	—	—	—	—	—	75	44	125

(a)	Executive directors’ benefits mainly comprise company cars, life assurance, private health cover, long-term disability insurance, telecommunications services, health club membership and allowances for personal tax and financial advice.
(b)	Under an arrangement pre-dating our parent company’s IPO, non-executive directors subscribed for shares in Yell Group plc at the date of the IPO at a discount to market value. 105,263 ordinary shares were issued for £150,000 to each of Charles Carey and Robert Scott, 52,632 ordinary shares were issued for £75,000 to each of Joachim Eberhardt, John Coghlan, and Lord Powell. Gains made on exercise of share options by John Condron and John Davis are detailed in Note 22 to the financial statements.
(c)	Lyndon Lea provided non-executive director services to Yell Group plc until 7 January 2004 via Hicks Muse where he is a partner. His fees for the year to 7 January 2004 were therefore paid to Hicks Muse rather than Mr Lea directly. From 8 January 2004 Mr Lea’s fees have been paid to him directly.

At 31 July 2002 and 31 March 2004, we had total outstanding loans of £20,000 made to our senior management in relation to a car ownership scheme. No outstanding loans or guarantees were granted or provided by us or any of our subsidiaries to or for the benefit of any of our senior management subsequent to 31 July 2002.

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

As at 31 March 2004, there were approximately 1,718 members of Sections One, Two and Three and 297 members of Section Four of the Yell Pension Plan and a further 1,483 members who were covered for death benefits only.

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

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 “Retirement Benefits” (“FRS 17”). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2003 and 31 March 2004 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £46.5 million at 31 March 2004. This deficit arose primarily as a result of recent adverse conditions in the capital markets. The increase in the deficit in the 2004 financial year primarily reflects the increase in the liabilities of the scheme due to changes in inflationary expectations, which exceeded the gains in the asset values due to conditions in the capital markets.

Our employer pension contribution to the defined benefit pension scheme during the 2004 financial year was £9.4 million. We will continue to review the funding position of the scheme to determine whether additional increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in Note 23 to the financial statements.

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

Participants may contribute up to 60% of their annual eligible compensation. Yellow Book makes matching contributions of 50% of the first 6% of participant contributions. During the 2004 financial year, Yellow Book paid employer’s contributions of $4,015,250 to the Yellow Book Pension Schemes. Matching contributions vest according to a schedule based on years of service. In addition, Yellow Book may make discretionary profit-sharing contributions to the Yellow Book Pension Scheme on behalf of eligible participants. Yellow Book did not make any discretionary sharing contributions to the Yellow Book Pension Schemes in the 2003 financial year. The assets of the plan are held separately from those of the Group in an independently administered fund. See also note 23 of the notes to the financial statements included elsewhere in this annual report.

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

Terms of Office

The following table shows the details of individual non-executive directors’ current term of office and period during which the person has served in that office:

Director	Start date of current appointment	Unexpired term
Robert Scott	1 July 2003	3 months
Charles Carey	1 July 2003	27 months
John Coghlan	1 July 2003	15 months
Joachim Eberhardt	1 July 2003	15 months
Lyndon Lea	1 July 2003	27 months
Lord Powell of Bayswater	1 July 2003	3 months

Non-executive directors each have a letter of appointment which sets out details of their appointments. The initial period of appointments determined by the letters of appointment vary in length from one to three years with a notice period of three months if the appointment is terminated by the director or Yell Group plc. As required by its Articles of Association, Yell Group plc also has a policy of periodic re-election of directors.

Non-Executive Directors’ Remuneration

The Group endeavors to pay non-executive directors’ fees that reflect a market competitive rate.

All the non-executive directors with the exception of Robert Scott receive fees for their services of £50,000 per annum. Robert Scott receives fees for his services as a non-executive director and as Yell Group plc’s Chairman of £150,000 per annum. In addition, a further fee of £10,000 per annum is payable to each non-executive director for chairing committees and £5,000 per annum is payable for membership of committees.

Non-executive directors are not eligible to participate in Yell Group plc’s share plans and Yell Group plc does not make any benefits available to them under other employee benefit arrangements or make any contributions to their personal pension plans.

Details of the remuneration paid to non-executive directors during the years ended 31 March 2003 and 2004 can be found below.

	Salary/Fees		Performance- related bonus		Other benefits(a)		Share benefits(b)		Total
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
NON-EXECUTIVE DIRECTORS
Robert Scott	38	129	—	—	—	—	—	150	38	279
Charles Carey	38	57	—	—	—	—	—	150	38	207
John Coghlan	39	64	—	—	—	—	—	75	39	139
Joachim Eberhardt	38	63	—	—	—	—	—	75	38	138
Lyndon Lea(c)	—	45	—	—	—	—	—	—	—	45
Lord Powell of Bayswater	44	50	—	—	—	—	—	75	44	125

(a)	Executive directors’ benefits mainly comprise car allowance, life assurance, private health cover, long-term disability insurance, telecommunications services, health club membership and allowances for personal tax and financial advice.
(b)	Under an arrangement pre-dating our parent company’s IPO, non-executive directors subscribed for shares in Yell Group plc at the date of the IPO at a discount to market value. 105,263 ordinary shares were issued for £150,000 to each of Charles Carey and Robert Scott, 52,632 ordinary shares were issued for £75,000 to each of Joachim Eberhardt, John Coghlan, and Lord Powell.
(c)	Lyndon Lea provided non-executive director services to the company until 7 January 2004 via Hicks Muse where he is a partner. His fees for the year to 7 January 2004 were therefore paid to Hicks Muse rather than Mr Lea directly. From 8 January 2004 Mr Lea’s fees have been paid to him directly.

Audit Committee

The Audit Committee is chaired by John Coghlan and throughout the year the other members were Robert Scott and Joachim Eberhardt. It meets at least four times a year.

The committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, it is also responsible for the effectiveness of our systems of internal control, the management of risk and the audit process. The external auditors and Yell’s Head of Risk attend all meetings.

The Board formally reviewed the effectiveness of the systems of internal control during the last financial year.

The Audit Committee also reviews the independence and objectivity of our external auditors. The nature of non-audit work which may be undertaken by our auditors has been defined and financial limits on the amount of this work have been established. Regular updates are prepared for the Audit Committee on the nature and extent of non-audit services provided by our auditors. The auditors are also required to confirm their independence at least annually.

Remuneration Committee

The Committee is chaired by Joachim Eberhardt and its other member is Charles Carey. The Company will appoint a third member of the Committee during the coming year. Both members of the Committee are independent non-executive directors of the Company.

The Chief Executive Officer is invited to attend Committee meetings, except when his remuneration is being discussed.

The Committee met on three occasions during the year ended 31 March 2004.

The Committee received advice from the Chief Executive Officer and Head of Human Resources. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax services and internal audit services were also received from Deloitte & Touche LLP by the Company during the year.

Directors’ Service Agreements and Senior Management’s Employment Agreements

On 10 July 2003, we entered into service agreements with John Condron and John Davis (the Executive Directors), respectively, which became effective on 15 July 2003. Both the Executive Directors’ service agreements are terminable upon 12 months’ notice by either party. If either Executive Director’s employment is terminated by us (other than for reasons justifying summary termination under the service agreement) the Executive Director is entitled to a pro rata bonus payment for the period from the start of the bonus year to the date on which his employment terminates, based on the greater of the target bonus and an amount determined by the board of Yell Group plc based on projected performance for that year. If the employment is terminated by us (other than by serving 12 months’ notice or for a reason justifying summary termination) or as a result of the constructive dismissal of the Executive Director (as defined in the service agreements) (a) we will pay to the Executive Director the prescribed sum (with the prescribed sum being a sum equal to 95% of the annual value of the Executive Director’s then salary, benefits, pension contributions and on-target bonus (reduced pro rata on a daily basis in respect of any part of the notice period served by the Executive Director)); and (b) all conditional awards of shares and all share options held by the Executive Director shall immediately vest and become exercisable.

Each Executive Director is eligible to receive a bonus subject to the achievement of performance targets. The performance targets are set by the board of Yell Group plc (or by a committee designated by the board of Yell Group plc to set performance targets) each year having regard to (but without having to adopt or utilise) the performance targets recommended by the Directors. The bonus range shall be between 40% and 100% of his salary. If we achieve performance targets (as set by the board of Yell Group plc or any designated committee) (net of the Director’s bonus) in any financial year, the Director will be entitled to a bonus of 65% of his salary increasing to a maximum of 100% of his salary if the said performance targets are also met in the relevant financial year.

Each Executive Director is provided with life assurance equivalent to four times annual salary, car and telecommunications services, health club membership and an allowance for personal tax and financial planning. Each Executive Director is also provided with private health cover and long-term disability insurance.

Mr Davis is contractually entitled to a lump-sum life assurance benefit of four times uncapped salary. The contractual life cover that exceeds the approved benefit which can be provided from the Yell Pension Plan is provided on an unapproved basis.

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

The non-executive Directors have each been issued with a letter of appointment confirming their appointment for initial periods ranging from one year to three years, unless terminated by either party giving the other three months’ written notice. The appointments are subject to the provisions of the Companies Act 1985, as amended and Yell Group plc’s articles of association, in particular the need for periodic re-election. Charles Carey, John Coghlan, Joachim Eberhardt, Lyndon Lea and Lord Powell will each be paid fees for services as a non-executive director of £50,000 per annum (plus VAT if applicable). An additional fee of £10,000 per annum is payable for chairing committees and £5,000 per annum per committee is payable for membership of committees. Robert Scott receives aggregate fees of £150,000 per annum (plus VAT if applicable) for services as a non-executive director and as Yell Group plc’s Chairman. Mr Scott also receives an additional fee of £10,000 per annum for chairing committees and £5,000 per annum for membership of committees.

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

D. Employees

The following table reflects the number of employees by employment status in the Yell Group as at 31 March 2004:

	United Kingdom	United States	Total
Full-time employees	3,030	4,759	7,789
Part-time employees	461	15	476

Total employees	3,491	4,774	8,265

Full-time equivalent	3,332	4,767	8,099

The following table reflects the average number of employees(1) in the Yell Group for the periods indicated:

	Year ended 31 March
	2002	2003	2004
UK employees	3,271	3,319	3,414
US employees	2,050	4,350	4,668

Total employees	5,321	7,669	8,082

	Year ended 31 March 2004
	United Kingdom (%)	United States (%)
Marketing and sales	60	70
Other	40	30

(1)	Full-time and full-time equivalent.

In the United Kingdom, some of our employees are represented by three labour unions which collectively represent approximately 250 full-time employees and approximately 30 part-time employees. Membership in those unions is individual and voluntary. No unions have representation rights in respect of our employees in the United States.

We believe our relations with the unions of which our employees are members are on good terms.

E.    Share Ownership

The following table reflects the share ownership of our directors in our parent, Yell Group plc and our senior management at 26 May 2004:

Name	Number of £0.01 ordinary Shares held	Percentage of share ownership
	(restated)
John Condron(a)	6,549,853	0.9
John Davis(a)	2,901,379	0.4
Robert Scott	105,263	*
Charles Carey	105,263	*
John Coghlan	52,632	*
Joachim Eberhardt	52,632	*
Lyndon Lea	200,000	*
Lord Powell of Bayswater	52,632	*

(a)	On 9 March 2004, Mourant & Co Trustees Limited, as trustee for the Yell Employee Benefit Trust, (the “Trust”) acquired in the market, at an average price of £3.387 per share, a total of 1,735,205 Ordinary Shares in Yell Group plc (the “Shares”).
The shares will be held by the Trust until they are transferred to participants in Yell Group plc’s Capital Accummulation Plan (the “Plan”). Neither John Condron nor John Davis is entitled to receive any of the Shares or be granted any benefit under the Plan.
The Trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries. Therefore, John Condron and John Davis are deemed to be interested in the Shares whilst they are held by the Trust. This interest will cease following distribution of the Shares to the participants in the Plan. Accordingly, the Shares are not included in the table of Director’s interests above.
*	Less than one percent of share ownership.

The information summarised in the table below shows the directors’ share options under the Yell Group Limited Senior Manager Incentive Plan, the Yell Group plc Executive Share Option Plan and the Yell Group plc Sharesave Plan as of March 2004. The Yell Group plc Sharesave Plan is an Inland Revenue approved share option plan which allows shares to be acquired at a discount. Neither the Yell Group Ltd Senior Manager Incentive Plan nor the Yell Group plc Executive Share Option Plan are Inland Revenue approved share option plans. No other directors have share options under these, or any other, share option plans operated by the Company.

	Type of option		At 31 March 2003 (number)	Granted (number)	Exercised (number)	At 31 March 2004 (number)	Exercise Price	Market price at date of exercise	Date from which first exercisable	Date of expiry
John Condron	SMIP	(1)	—	1,089,217	499,455	589,762	0.365p	285p	15 July 2003	14 July 2013
	EXEC	(2)	—	964,912	—	964,912	285p	—	15 July 2006	14 July 2013
	SAYE	(3)	—	3,548	—	3,548	260p	—	1 November 2006	1 May 2007
John Davis	SMIP	(1)	—	453,840	453,840	—	0.365p	285p	15 July 2003	14 July 2013
	EXEC	(2)	—	596,491	—	596,491	285p	—	15 July 2006	14 July 2013
	SAYE	(3)	—	6,096	—	6,096	260p	—	1 November 2008	1 May 2009

The closing market price of an ordinary share on 31 March 2004 was 322p. During the year the highest and lowest market prices were 340p and 275p respectively.

(1)	SMIP = Yell Group Limited Senior Manager Incentive Plan. Options were granted and became exercisable on admission of Yell Group plc’s shares to the London Stock Exchange on 15 July 2003. The options are not subject to performance conditions but a proportion of the underlying shares are subject to a sale restriction until 15 July 2004.
(2)	EXEC = Yell Group plc Executive Share Option Scheme. Options granted over shares with a value of three times salary will only be exercisable if the adjusted earnings per share over an initial three year period is at least equal to RPI plus 3% per annum at the end of the period. If the target is not met it may be retested at the end of the fourth year. Options granted over shares with a value of two times salary will only be exercisable if Yell Group plc’s total shareholder return at the end of a three year period exceeds the growth in the total shareholder return of the companies making up the FTSE 100 (as at admission to the London Stock Exchange). Options will be exercisable in full if the growth in Yell Group plc’s total shareholder return would put Yell Group plc at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25% of the options may be exercised. If Yell Group plc’s total shareholder return at the end of the three year period would placeYell Group plc below the 50th position, no options will be exercisable.

(3)	SAYE = Yell Group plc Sharesave Plan.

The members of our senior management team (in addition to the executive directors listed above), Steve Chambers, Eddie Cheng, Ann Francke, Paul Fry, James Haddad, John Satchwell, Victoria Sharrar and Joseph Walsh, each hold ordinary shares and/or options for ordinary shares in Yell Group plc representing less than one percent of the beneficial ownership of the Company.

Incentive Schemes

Our parent has adopted the Yell Group Limited Employee Plan (the “Yell Employee Plan”), the Yell Group Limited US Employee Plan (the “Yell US Employee Plan”), the Yell Group Limited Senior Manager Incentive Plan (the “Yell Manager Plan”) and Yell Group plc Yellow Book (USA) West Management Share Option Scheme (including the US Supplement) (the “Yellow Book (USA) West Management Scheme”), the Yell Group plc Sharesave Plan (the “Yell Sharesave Plan”), the Yell Group plc Executive Share Option Scheme (the “Yell Share Option Scheme”), the Yell Group plc Share Incentive Plan (the “Yell SIP”), the Yell Group Long Term Incentive Plan (the “Yell Incentive Plan”), the Yell Group 2003 US Equity Incentive Plan (the “Yell US Equity Incentive Plan”), the Yell Group plc 2003 Employee Stock Purchase Plan (the “Yell US Stock Purchase Plan”) and the Yell Group plc Capital Accumulation Plan (the “Yell CAP”) (together the “Yell Schemes”) for employees of any participating company (being Yell Group plc and any subsidiary).

Yellow Book USA, Inc. (our indirect subsidiary) has adopted the Yellow Book USA, Inc. Phantom DDB Plan (the “Phantom DDB Plan”) and the Yellow Book USA Management Equity Plan (the “US Equity Plan”) (together the “Yell US Schemes”) for employees of Yellow Book USA, Inc. and its subsidiaries in the United States.

Our parent has not granted any options under the Yell Employee Plan, the Yell US Employee Plan, the Yell Manager Plan and the Yellow Book (USA) West Management Scheme since 15 July 2003 (being the date on which the ordinary shares of Yell Group plc commenced trading on the London Stock Exchange plc (hereinafter referred to as “Admission”).

No further options were granted or awards made under the Yell US Schemes following Admission.

The Yell Employee Plan, the Yell US Employee Plan and the Yell Manager Plan are all administered by the remuneration committee (the “Committee”) or, where relevant, the trustee for the time being of the Yell Employee Benefit Trust (the “Trustee”). The terms of the Trustee’s appointment are set out in the trust deed establishing the Yell Employee Benefit Trust dated 13 March 2002 (the “Trust”).

The Yell Group Limited Employee Plan

The Yell Employee Plan has the following main features:

Eligibility

The Yell Employee Plan is only available to employees of any participating company (including an employee who is also a director, but excluding non-executive directors of Yell Group plc).

Grant of options

Options may be granted at any time to eligible employees by the committee or, where relevant, the Trustee for the time being to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

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

Exercise of options and lapse of options

An option granted under the Yell Employee Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation (including Admission), Winding-Up or Change of Control of Yell Group plc (each as defined in the rules of the Yell Employee Plan)) and subject to the satisfaction of any conditions imposed (if any).

In the event of a Quotation (including Admission):

(i)	an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate; and

(ii)	if all or some of the shareholders are required to give undertakings not to sell some of their ordinary shares in order to maintain a regular market, then the optionholder shall also undertake not to sell his ordinary shares (or such proportion of his ordinary shares as the committee may in its discretion determine), for a period of six months from the date of the Quotation or such shorter period as the committee may determine (and no option shall be exercised until such an undertaking has been given).

An optionholder may exercise his option in respect of all or some of the ordinary shares comprised in the option.

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

Termination

The Board may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Employee Plan.

The Yell Group Limited US Employee Plan

Options may be granted under the Yell US Employee Plan in accordance with the provisions as set out above in relation to the Yell Employee Plan with the following modifications:

(i)	if the option was granted on 14 March 2002, the option may not be exercised until or after the date falling six months after the date of Quotation (as defined in the Yell US Employee Plan) or such earlier date as the committee may, in its absolute discretion decide;

(ii)	such modifications as are necessary to enable options to be granted on terms that they qualify as Incentive Stock Options within the meaning of Sections 421 and 422 of the US Internal Revenue Code of 1986 (as amended); and/or

(iii)	such modificationsd as are necessary to comply with applicable US federal or state securities law.

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

Grant of options

Options may be granted at any time to eligible employees by the committee or, where relevant, the Trustee for the time being to acquire such number of ordinary shares as the committee or the Trustee (taking into account recommendations of the committee) may determine at such price and subject to such objective conditions as it may in its absolute discretion think fit (although the exercise price may not be less than the nominal value of an ordinary share).

Limits

No option to subscribe for ordinary shares may be granted under the rules of the Yell Manager Plan if, when aggregated with (1) the number of ordinary shares in issue on that date (excluding any ordinary shares that are issued within (and count towards) the limit set out in the Yell Employee Plan); (2) the number of ordinary shares remaining capable of being issued on the exercise of options granted under the Yell Manager Plan; and (3) the number of ordinary shares capable of being issued pursuant to any other rights in existence on that date (excluding any ordinary shares issuable within (and counting towards) the limit set out in the Yell Employee Plan and the Yellow Book (USA) West Management Scheme), would exceed ten million ordinary shares.

Exercise of options and lapse of options

An option granted under the Yell Manager Plan may not be exercised until the occurrence of an Exit Event (being a Sale, Quotation (including Admission), Winding-Up or Change of Control of Yell Group plc (each as defined in the rules of the Yell Manager Plan)) and (subject to the satisfaction of any conditions imposed, if any).

In the event of a Quotation (including Admission):

(i)	an option may not be exercisable if it was granted on terms that prevented it being exercisable until a period of time following the Quotation, in which case the option shall be exercisable from the date specified in the option certificate;

(ii)	if all or some of the Shareholders are required to give undertakings not to sell a percentage of their ordinary shares in order to maintain a regular market (referred to as the “Relevant Shareholders”) then the optionholder shall also undertake not to sell the same percentage of his or her ordinary shares (referred to as “Restricted Shares”) for the same period of time as the majority of the Relevant Shareholders are so restricted (and the optionholder may not exercise this option unless he has entered into such an undertaking); and

(iii)	if the Relevant Shareholders are subsequently permitted to sell a proportion of their ordinary shares, then the optionholder shall also be able to sell a proportion of his Restricted Shares, such proportion being equal to the highest proportion of shares that the Relevant Shareholder is permitted to sell.

An optionholder may exercise his option in respect of all or some of the ordinary shares comprised in the option.

If an optionholder ceases to be an employee of Yell Group plc or any subsidiary in certain circumstances including death, retirement, redundancy, injury or disability the option (or such vested portion of the option, where relevant) will be exercisable for a specified period from the date of such cessation.

Yell Group plc shall bear any liability to the employer’s national insurance contributions arising in relation to the option.

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

Termination

The Board may at any time (without prejudice to the rights of the optionholders under subsisting options) suspend or terminate the operation of the Yell Manager Plan.

In the year ended 31 March 2004 2,977,557 options under the Yell Employee Plan, the Yell US Employee Plan and the Yell Manager Plan were granted at an exercise price of 0.365 pence each, 5,685,594 options were exercised and 1,409,316 options lapsed.

Yell Group plc Yellow Book (USA) West Management Share Option Scheme

The Yellow Book (USA) West Management Scheme is for certain key individuals employed by Yellow Book USA (“Yellow Book Management”). It is administered by the committee and has the following main features:

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

Limits

The total aggregate number of ordinary shares over which options may be granted under the rules of the Yellow Book (USA) West Management Scheme shall not exceed 550,000 ordinary shares.

Exercise of options and lapse of options

Options vest and become exercisable on a straight-line basis over a three-year period (one third in each year) from the date of grant of the options. Special rules apply on the change of control of Yell Group plc whereby the committee may determine that options vest and become exercisable on a listing. The committee resolved, at a meeting held on 30 June 2003, that all options granted under this scheme should vest in their entirety and become exercisable on Admission.

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

The exercise price of the option shall be determined by the committee or the trustee (but shall not be less than £3.51 per ordinary share). The exercise price may be rebased in certain circumstances.

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

Yell Group plc Yellow Book (USA) West Management Share Option Scheme – US Supplement (the “US Supplement”)

Options may be granted under the US Supplement of the Yellow Book (USA) West Management Scheme to eligible employees employed in the United States of America at the absolute discretion of the committee in accordance with the provisions set out above in relation to the Yellow Book (USA) West Management Scheme with the following modifications:

(i)	only non qualified stock options may be granted;

(ii)	unless otherwise provided in the option certificate, the acquisition price of the options shall not be less than the higher of the exercise price determined in accordance with the rules of the Yellow Book (USA) West Management Scheme and 85% of the fair market value (within the meaning of Section 422 of the US Tax Code) of such ordinary shares on the date of grant;

(iii)	Yell Group plc may cancel outstanding options at any time by paying the relevant participant a cash sum equal to the amount by which the value of the total number of ordinary shares subject to the option exceeds the aggregate exercise price of such shares; and

(iv)	the US Supplement and any options granted pursuant to it shall comply with applicable US federal or state securities laws.

As a result of the initial public offering, 110,859 of the options granted under the Yellow Book (USA) West Management Scheme were exercised. 40,725 options lapsed in the year ended 31 March 2004.

Yellow Book USA Management Bonus Arrangements

In October 2002, Yellow Book USA offered each of the individuals who were granted options under the Yellow Book (USA) West Management Scheme an opportunity to earn a specified cash bonus (in addition to the options granted to them under the Yellow Book (USA) West Management Scheme on 19 September 2002). A total cash bonus pool of $2,499,950 was paid pursuant to these bonus arrangements on Admission, and $2,499,950 six months after Admission.

Yellow Book USA, Inc, Phantom DDB Plan (the “Phantom DDB Plan”)

On Admission, payments of 13,568,179 ordinary shares in Yell Group plc in respect of the Phantom units were allocated to the Phantom DDB Plan participants, but were distributed to Yell Management Company LLC.

Yellow Book USA, Inc. Management Equity Plan (the “US Equity Plan”)

Under the US Equity Plan, the vesting of units representing all of the equity interests (“LLC Interests”) granted to certain employees of Yellow Book USA and its subsidiaries was accelerated on Admission.

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

The Yell Sharesave Plan

The Yell Sharesave Plan is administered by the committee or, where relevant, the trustee for the time being of any employee benefit trust established by (the “trustee”) and has the following main features:

Eligibility

The Yell Sharesave Plan is available to all directors of any participating Yell Group plc who work at least 25 hours a week, and all employees of a participating Yell Group plc, in either case with a minimum period of continuous employment determined by the committee not exceeding five years and who are UK resident taxpayers. The committee may permit other employees or categories of employees of participating companies to participate.

Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for ordinary shares out of the repayment made under that contract at the end of three, five or seven years.

Options granted under the Yell Sharesave Plan are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Ordinary shares acquired on the exercise of options will rank pari passu with ordinary shares then in issue.

Exercise price

The exercise price of any particular option will not be manifestly less than 80% of the market value of the ordinary shares at the date of grant. The market value of the ordinary shares shall be determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992 (“Part VIII”).

Scheme limits

The Yell Sharesave Plan is subject to an overall limit on the number of ordinary shares which may be acquired on subscription with such limit being that on any date, the aggregate number of ordinary shares in respect of which options may be granted may not, when added to the number of ordinary shares issued or remaining issuable in the previous 10 years under the Yell Sharesave Plan and any other employee share scheme adopted by Yell Group plc, exceed 10% of the number of ordinary shares in issue on that date.

In determining the above limit, any ordinary shares issued or that may be issued to satisfy any options granted by the trustee shall be regarded as options to subscribe for ordinary shares and no account shall be taken of any ordinary shares where the right to acquire such ordinary shares was released or lapsed without being exercised or was granted pursuant to the Pre-Admission Schemes.

Rights of exercise and lapse of options

Options may normally only be exercised within the six-month period following the three- or five year duration of the contract (or after seven years). If a participant ceases to be an employee in certain circumstances including retirement, redundancy, death, injury or disability, the option will be exercisable within a specified period from the date of the event causing such termination of employment. Special provisions apply in the event of a takeover or reorganisation of Yell Group plc.

Adjustments

Following an adjustment of the share capital of Yell Group plc, the committee or the trustee (taking account of the recommendations of the committee) may adjust the number of ordinary shares under option and the option exercise price to the extent the auditors consider this to be fair and reasonable. Such adjustment requires the approval of the Inland Revenue.

Alterations

Certain minor amendments may be made to the Yell Sharesave Plan by the committee to benefit its administration or to obtain favourable tax or other treatment. However, the basic structure of the Yell Sharesave Scheme cannot be altered without the prior approval of Yell Group plc in a general meeting or, where necessary, the Inland Revenue.

Termination

The Yell Sharesave Plan terminates on the tenth anniversary of its approval by Yell Group plc or any earlier time by resolution of the Committee or by ordinary resolution of Yell Group plc in general meeting. Termination will be without prejudice to subsisting rights of the participants.

During the year ended 31 March 2004, 3,579,347 options were granted at an exercise price of £2.60 and 113,065 of these had lapsed by the end of the year.

The Yell Share Option Scheme

The Yell Share Option Scheme contains an unapproved section (Section A) and a section in a form capable of approval by the Inland Revenue (Section B) (the “Approved Section”). The Option Scheme was adopted by Yell Group plc on Admission and was approved by the Inland Revenue on 25 July 2003.

It may be operated in conjunction with the Yell Employee Benefit Trust and the trustee for the time being thereof. It has the following main features:

Section A

Eligibility

Options may be granted to eligible employees of any participating Yell Group plc who are not within six months of normal retirement date as selected by the committee.

Grant of options

The price per ordinary share at which options will be exercised will not be less than the market value of the ordinary shares at the date of grant. The market value of the ordinary shares shall be determined in accordance with Part VIII.

Options will normally be granted within the period of 42 days commencing on the day after the date on which Yell Group plc releases its quarterly, half-yearly or final results for any financial period if the committee considers that exceptional circumstances justifying the grant of options, options may be granted outside this period.

In most circumstances an objective performance condition must be satisfied before an option can be exercised. Appropriate performance conditions shall be determined by the Committee prior to the grant of any of options under the Yell Share Option Scheme.

An option granted under the Yell Share Option Scheme may not be transferred, assigned, charged or otherwise alienated other than to the participant’s personal representative on death. Any other purported transfer, assignment, charge, disposal or dealing with the rights and interests of the participant will render the option void.

Limits on the issue of new shares

The Yell Share Option Scheme is subject to the following limits on the overall number of ordinary shares which may be issued:

(i)	in any 10-year period, not more than 5% of the issued ordinary share capital of Yell Group plc in aggregate may be placed under option under the Yell Share Option Scheme and any other executive share option scheme adopted by Yell Group plc; and

(ii)	in any 10-year period, not more than 10% of the issued ordinary share capital of Yell Group plc in aggregate may be placed under option under the Yell Share Option Scheme and any other employee’s share scheme adopted by Yell Group plc be it where participation is extended to all employees on similar terms or limited to employees of executive status only.

In determining the above limit no account shall be taken of any ordinary shares where the right to acquire such ordinary shares was released or lapsed without being exercised or was granted pursuant to Yell Schemes in existence prior to Admission.

In general, the market value of the ordinary shares subject to each option at the date of grant will be determined by the committee or the trustee (acting on the recommendation of the committee) in its absolute discretion.

Exercise of option

Normally options may only be exercised after three years of their initial date of grant. If a participant ceases to be an employee in certain circumstances including death, retirement, redundancy, injury or disability, the option may be exercised within a specified period from the date of the event causing such termination of employment. Special provisions apply in the event of a takeover or reorganisation of Yell Group plc.

Discharge of option in cash/National Insurance contributions indemnity

If a participant gives notice of exercise of an option, the committee (or the Trustee taking account of the recommendation of the committee) may in lieu of allotting ordinary shares, pay the participant a cash sum equal to the amount by which the market value of the ordinary shares pursuant to the option on the date of exercise, exceeds the aggregate acquisition price of those ordinary shares.

If required by Yell Group plc, a participant must enter into an election whereby Yell Group plc’s or any subsidiary of Yell Group plc’s national insurance contributions liability which arises on exercise of the option is transferred to the participant.

Amendments to the scheme’s rules

Certain minor amendments may be made to the rules of the Yell Share Option Scheme by the committee to benefit its administration or to obtain favourable tax or other treatment. However, the basic structure of the Yell Share Option Scheme cannot be altered without the prior approval of Yell Group plc in general meeting. Amendments to key features of the Approved Section require the prior approval of the Inland Revenue.

Section B

The following provisions specifically apply to the Approved Section:

Performance requirements

Any performance requirements, additional terms and conditions shall require the prior approval of the Inland Revenue to the extent that such provisions are key features and necessary in order to meet the requirements of the legislation relating to Inland Revenue approved Yell Group plc share option plans.

Individual limits

The aggregate price payable for ordinary shares at the date of grant which may be acquired pursuant to options granted to the optionholder under the Approved Section or any other Inland Revenue-approved share option scheme (not being a savings-related share option scheme) established by Yell Group plc or any associated Yell Group company, which have neither lapsed nor have been exercised, must not exceed £30,000.

Discharge of option in cash

This rule does not apply to options granted under the Approved Section.

During the year ended 31 March 2004, 3,319,043 options were granted at an average price of £2.91.

The Yell SIP

The Yell SIP is operated through a UK-resident trust (the “Yell SIP Trust”) that buys or subscribes for ordinary shares that are subsequently awarded to employees. The Yell SIP Trust was constituted by a Trust Deed entered into between Yell Group plc, the participating companies (Yell Limited and Yellow Pages Sales Limited) and Yell SIP Trustees Limited (a Yell Group plc resident in the UK and incorporated on 21 June 2002 (registered number 4467291)). The Yell SIP is funded either by Yell Group plc, any participating companies or the employees (if Yell Group plc decides to incorporate partnership shares). The Yell SIP was approved by the Inland Revenue on 30 July 2003.

The Yell SIP has the following main features:

Eligibility

An employee of Yell Group plc or any subsidiary who is a UK resident taxpayer will be eligible to be offered the opportunity to participate in the Yell SIP whether they work full time or part time. Yell Group plc may also invite non-UK resident employees to participate on completion of a six-month qualifying service period.

Grant of shares

The Yell SIP has three main features that can be offered to employees. The rules of the Yell SIP provide that Yell Group plc can offer all three features, a single feature or a combination. Yell Group plc has not yet decided which feature or features will be offered to the employees following Admission.

The three features are:

(i)	up to £3,000 of “free shares” each year can be given to employees free of tax and National Insurance contributions;

(ii)	up to £1,500 in any tax year can be deducted from an employee’s salary to buy “partnership shares”; and/or

(iii)	Yell Group plc can give employees up to two free “matching shares” for each partnership share an employee buys.

Free shares

Yell Group plc can award up to £3,000 worth of free shares to each employee in a tax year. The free shares must be given to all employees on the same terms. This means that the number of free shares an employee receives shall be determined by standard criteria relating to remuneration, length of service or similar factors as set out in the Yell SIP Rules. The award of free shares may be subject to objective performance conditions which must be satisfied.

Under the rules of the Yell SIP, there are two ways of awarding ordinary shares on the basis of performance:

(i)	method 1 – up to 80% of the free shares awarded can be linked to performance. The highest award by reference to performance to any employment cannot be more than four times greater than the highest award made to an employee without any performance condition;

(ii)	method 2 – all free shares may be awarded by reference to performance as long as the awards made to the employees in each performance unit are made on the same terms to all employees in that unit.

Yell Group plc has not yet determined which performance method it will use, if any, in relation to awards of free shares. However, if one of the performance methods is used or performance conditions are adopted, employees shall be given details of the performance conditions and measures before the relevant performance period starts.

Yell Group plc shall specify a holding period throughout which the participant shall be bound by the terms of a free share agreement. The holding period shall be a specified period of not less than three years and no more than five years from the date the free shares are awarded.

When an employee ceases to be employed by Yell Group plc or any subsidiary, his free shares will normally be transferred to him.

At the end of the five-year holding period the employee shall become entitled to the free shares unconditionally. The employee can then either choose to leave them in the Yell SIP Trust or take them out and hold them elsewhere, or sell them. Employees not wanting to pay income tax or National Insurance contributions on the free shares must keep them in the Yell SIP Trust for the period of five years.

Partnership Shares

If Yell Group plc offers employees the opportunity to acquire partnership shares under the Yell SIP, they shall enter into an agreement with Yell Group plc to allocate part of their pre-tax salary to buy the partnership shares. There is an overall limit of £1,500 of their pre-tax salary that can be allocated for the purchase of partnership shares in any tax year provided that no amount exceeding 10% of an employee’s salary in any tax year may be deducted for the purchase of partnership shares.

The rules of the Yell SIP provide for the purchase of partnership shares out of monthly deductions from employees with partnership shares being bought within 30 days of the deduction from salary at a price that represents the average cost of those shares to the Yell SIP trustees (taking into account all employees acquiring partnership shares at the same time).

An employee may stop and restart deductions from salary at any time during the accumulation period by giving notice to the Yell SIP trustees. The employee may also withdraw partnership shares from the Yell SIP Trust at any time. If any employee withdraws from the Yell SIP Trust before partnership shares have been bought, the accumulated salary will be paid to him after deduction of tax and national insurance contributions as appropriate.

Matching shares

Under the terms of the Yell SIP, Yell Group plc can offer matching shares which are shares offered free to employees who have purchased partnership shares. When matching shares are awarded to an employee they must be offered on the same basis to all employees in a ratio of up to two matching shares for each partnership share purchased.

Matching shares shall be of the same class and carry the same rights as the partnership shares to which they relate and be appropriated to an employee on the same day as those partnership shares acquired. When an employee enters into a partnership share agreement, he must be informed whether he is to be offered matching shares and the ratio that will apply.

Matching shares shall have the same holding period as free shares (i.e. not less than three years and no more than five years) before an employee can withdraw them from the Yell SIP.

Dividend shares

The Yell SIP also allows Yell Group plc to offer dividend reinvestment for employees with shares in the Yell SIP. The rules of the Yell SIP provide for dividends to be reinvested in “dividend shares” (although there is a statutory limit on the amount of dividends that can be reinvested, and any balance must be paid out to the employees and taxed in the normal way). The limit on the amount of dividends that can be reinvested in this way, tax free, is £1,500 per employee in a tax year.

Dividend shares will also be subject to a holding period of three years during which an employee will not be permitted to sell them unless he leaves the relevant employment. Once the three-year holding period has expired, the dividend shares may be withdrawn tax free or, alternatively, continue to be held in the Yell SIP Trust until the participant’s employment with Yell Group plc or any subsidiary ceases.

No options have been granted under the Yell SIP.

The Yell Incentive Plan

The Yell Incentive Plan was adopted by our parent on Admission. It is administered by the Trustee in exercise of its powers under clause 4 of the Trust, although the prior approval of the Committee is required in relation to awards made or to be made and options granted or to be granted.

The Yell Incentive Plan has the following main features:

Eligibility

Awards may be given to such executives (being any eligible employee of a participating Yell Group plc who is obliged by the terms of his contract of employment to devote substantially the whole of his working time to the business of the participating companies) as the Trustee may, in its discretion, determine, taking account of the recommendations of and with the consent of the committee.

Giving of Awards

Awards, specifying the number of ordinary shares over which options may (if the performance target is satisfied) be granted, may only be given:

(i) within the period of 42 days following the release by Yell Group plc to the London Stock Exchange of its quarterly, half yearly or annual results for a particular financial year; or

(ii) any date on which the Trustee (taking account of the recommendations and with the consent of the committee) considers that exceptional circumstances exist which make it appropriate for awards to be given.

No awards maybe given more than 10 years after the date on which the Yell Incentive Plan is approved by shareholders in general meeting.

The Performance Target

A performance target will apply to awards given under the Yell Incentive Plan, such performance target to be determined by the committee and notified to the Trustee in advance of the Trustee making an award in any particular year. The performance target shall relate to Yell Group plc’s performance over a minimum three-year period adjudged according to such objective criteria as the committee may determine having due regard to the best-practice provisions for long-term incentive schemes, and such other current guidance issued by or on behalf of the London Stock Exchange or institutional shareholders.

Grant of Option

The Trustee may grant the executive an option to acquire such number of ordinary shares as is determined on the basis specified at the time the award was given if the Trustee is satisfied that the performance target has been met and the executive continues to remain in full-time employment.

The Exercise Price

The price at which the ordinary shares may be acquired upon the exercise of an option shall be £1 in aggregate.

Exercise of Option

An option is exercisable only after the third anniversary of the date of the award and cannot in any event be exercised later than the tenth anniversary of the date of grant of the option. If the option holder ceases to be an employee in certain circumstances including retirement, redundancy, death, injury or disability, the option will be exercisable within a specified period from the date of such cessation. In the event of a take-over or reorganisation of Yell Group plc, all options may be exercised. Where an award has been given to an executive but an option has not been granted, the Trustee may, in its discretion and acting on the recommendation of the committee, transfer to an executive such number of ordinary shares in respect of which the award was made as it shall determine, but such number shall not exceed the proportion of such ordinary shares corresponding to such proportion of the measurement period as has elapsed at the time the change of control becomes effective.

Limits on the Issue of New Shares

The Yell Incentive Plan is subject to the following limits on the overall number of ordinary shares which may be issued:

(i)	in any 10 year period, not more than 5% of the issued ordinary share capital of the new shares over which options to subscribe for shares (“subscription options”) maybe granted under the Yell Incentive Plan and any discretionary executive share option scheme; and

(ii)	in any 10 year period, not more than 10% of the issued ordinary share capital on the new shares over which subscription options maybe granted under the Yell Incentive Plan and any other employee share scheme adopted by Yell Group plc.

The market value of the ordinary shares subject to each option at the date of grant, will be determined by the committee in its absolute discretion.

Amendments to the Plan Rules

Certain amendments may be made to the Yell Incentive Plan by the Trustee to obtain or maintain favourable tax, or other treatment. However, the basic structure of the Yell Incentive Plan cannot be altered without the prior consent in writing of the committee and Yell Group plc in a general meeting.

No awards have been made under the Yell Incentive Plan.

The Yell US Equity Incentive Plan

The Yell US Equity Incentive Plan allows Yell Group plc to issue both non-qualified and incentive stock options (together, the “Stock Options”) and ordinary shares (“Stock Awards” and together with the Stock Options, the “Incentive Plan Awards”) to officers and employees of Yell Group plc, its subsidiaries and affiliates.

Eligibility

The Committee has sole discretion to determine who may receive Incentive Plan Awards under the Yell US Equity Incentive Plan.

Stock Options

Option limitations

The Stock Options issued by Yell Group plc may not, in the aggregate, be exercisable for more than 33,333,333 ordinary shares; the maximum number of Incentive Plan Awards that may be granted to any individual participant during the term and under the Yell US Equity Plan cannot exceed 3,333,333 ordinary shares.

Yell Group plc may not grant incentive Stock Options to anyone owning ordinary shares who possesses more than 10% of the total combined voting power of all classes of shares of Yell Group plc unless the exercise price is fixed at not less than 110% of the fair market value of Yell Group plc’s ordinary shares on the date of grant.

Exercise price

The Committee will determine the per-share exercise price for each Stock Option on the date of grant. The exercise price for incentive Stock Options will not be less than 100% of the fair market value of Yell Group plc’s ordinary shares on the date of grant.

Change of control

Special provisions apply in the event of a takeover or reorganisation of Yell Group plc.

Stock Awards

Purchase price

An officer or employee may or may not be required to pay a purchase price for ordinary shares granted pursuant to a Stock Award. The purchase price, if any, is as established by the committee. Stock Awards may be made in consideration of services rendered to Yell Group plc, its subsidiaries or affiliates.

Rights as a shareholder

The Stock Award shall specify whether the officer or employee who has received such award will have, with respect to the granted ordinary shares, all of the rights of a holder of ordinary shares, including the right to receive dividends and to vote the shares.

Performance-based awards

Stock Awards may be granted in a manner such that such awards qualify for the performance based compensation exemption of Section 162(m) of the US Internal Revenue Code of 1986, as amended.

Duration, amendment and termination

No Incentive Plan Award may be granted more than 10 years after the effective date of the Yell US Equity Incentive Plan. With limited exceptions, the committee may amend or terminate the plan at any time.

During the year ended 31 March 2004, 4,610,281 options were granted at an average exercise price of £2.93.

The Yell US Stock Purchase Plan

The Yell US Stock Purchase Plan allows eligible employees of Yell Group plc, its subsidiaries and affiliates to purchase ordinary shares in Yell Group plc.

Eligibility

Employees of Yell Group plc or a participating subsidiary who are scheduled to work more than five months per year and at least 20 hours per week for Yell Group plc or participating subsidiaries and have been employed by Yell Group plc or participating subsidiaries for two years (or such shorter period as the committee may determine) are eligible to participate in offerings under the Yell US Stock Purchase Plan.

Limitations

No employee may participate in any offering period if, upon exercise of options and the acquisition of ordinary shares, the participant would hold 5% or more of the then-issued share capital of Yell Group plc. In addition, no participant may accrue the right to purchase more than US$25,000 worth of ordinary shares under the Yell US Stock Purchase Plan in any calendar year.

Offerings

Yell Group plc may offer ordinary shares for purchase for six-month periods beginning 1 May and 1 November of each calendar year. Alternative offerings may be made for different periods but no offer period will extend for more than 27 months.

Employee purchases

All ordinary shares must be purchased through the savings accumulated by an employee during an offer period through payroll deductions by Yell Group plc. The ordinary shares will be held by a broker on behalf of the employee. Yell Group plc will pay all of the brokerage commissions, fees and other charges incurred in connection with the purchase of ordinary shares with payroll deductions.

Purchase price

Participating employees will be entitled to purchase ordinary shares at the lower of 85% of the fair market value of the ordinary shares on the date the ordinary shares are offered and 85% of the fair market value of the ordinary shares on the date ending the offer period when the ordinary shares are purchased by the employee.

Amendment and termination

The board of directors of Yell Group plc has the right to terminate or amend the Yell US Stock Purchase Plan, provided that the number of ordinary shares subject to purchase under the Yell US Stock Purchase Plan may not be increased without approval of Yell Group plc’s shareholders.

984,617 options were granted under the Yell US Stock Purchase Plan in November 2003.

The Yell CAP

The Yell CAP was adopted by Yell Group plc pursuant to a meeting of the committee on 6 February 2004.

The Yell CAP is administered by the committee and has the following main features:

Eligibility

The Yell CAP is only available to full time employees (other than a director) within a class of eligible employees specified by the committee from time to time.

Grant of Options

Options may be granted by the committee within 42 days following:

(i)	the approval of the Yell CAP by the committee;

(ii)	the release by Yell Group plc to the London Stock Exchange of its quarterly, half-yearly or annual results for any financial year; or

(iii)	the date the committee determined exceptional circumstances exist to warrant the grant of an award pursuant to the Yell CAP.

No awards shall be granted within the period of two years before an eligible employee’s anticipated or normal retirement date and after the tenth anniversary of the date the Yell CAP is adopted.

The committee may grant “conditional awards” (being the right to receive ordinary shares subject to and in accordance with the rules of the Yell CAP) or “restricted awards” (being an award of ordinary shares which have restrictions attached to them in accordance with the rules of the Yell CAP).

Allocation of Funds

The Yell CAP may be operated in conjunction with the Trust. The committee may from time to time procure the payment of sums by Yell Group plc or any subsidiary to the Trustee for the purposes of enabling the Trustee to acquire ordinary shares in the open market. The committee may also from time to time procure the payment of additional sums to the Trustee equivalent to the dividends paid on such ordinary shares. These may be allocated to participants upon the vesting of awards (as described below).

Vesting and Payment of Awards

The awards vest three years from the date on which they are granted. Where the award granted is a “conditional award”, the committee must procure that the vested ordinary shares subject to the said award are transferred to the participant as soon as practicable after the end of the vesting period.

Where the award granted was a “restricted award”, the committee will confirm that the relevant restrictions attaching to the ordinary shares are lifted and procure that the ordinary shares are transferred to the participant.

The committee (or, where relevant, the Trustee, on the recommendation of the committee) may determine that participants be entitled to received amounts equal to the dividends paid on the ordinary shares in relation to the shares subject to the award. If so, the dividend amounts will be paid to the participants either in the form of cash or shares.

Amendments to the Plan Rules

The committee may at any time alter or add to any of the provisions of the Yell CAP in any respect provided that no such alteration or addition shall be made which imposes any additional burden or adversely affects Yell Group plc or any of its subsidiaries without the prior consent of Yell Group plc in writing.

Awards over 1,774,327 ordinary shares were made under the Yell CAP in March 2004.

Options over a total number of 6,777,988 ordinary shares remain capable of being exercised under the Yell Schemes as at 31 March 2004. Options over a total number of 19,158,211 ordinary shares have been granted as at 31 March 2004, as follows:

Plan	Total number of options granted over ordinary shares	Exercise price per share
Yell Manager Plan	4,599,304	£0.365
Yell Employee Plan	717,554	£0.365
Yell US Employee Plan	105,909	£0.365
Yellow Book (USA) West Management Scheme	1,355,221	£1.28
Yell Sharesave Plan	3,466,282	£2.60
Yell Share Option Scheme (July 2003 grant)	1,561,403	£2.85
Yell Share Option Scheme (Nov 2003 grant)	1,757,640	£2.96
Yell SIP	NIL	N/A
Yell Incentive Plan	NIL	N/A
Yell US Equity Incentive Plan (July 2003 grant)	1,250,000	£2.85
Yell US Equity Incentive Plan (Nov 2003 grant)	3,360,281	£2.96
Yell US Stock Purchase Plan	984,617	£2.60

Total	19,158,211	N/A

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a wholly owned subsidiary of Yell Group plc, our parent.

At 17 May 2004, the most recent practicable date, Yell Group plc had received notification from the following entities under Part VI of the Companies Act 1985, showing a material interest of 3% or more in Yell Group plc.

Shareholder	No. of Shares	Percentage of issued ordinary share capital
FMR Corp and Fidelity International Limited and their subsidiaries	96,527,675	13.83
Merrill Lynch & Co., Inc	76,119,750	10.91
Aviva plc and its subsidiaries	37,955,803	5.44
The Goldman Sachs Group	34,730,286	4.98
Standard Life Group	28,286,360	4.05
Franklin Resources, Inc.	28,195,645	4.04
Legal & General Group plc	27,180,778	3.89
Scottish Widows Investment Partnership Limited	21,332,278	3.06

As at 1 April 2003 funds managed by Apax Partners, funds managed by Hicks Muse and directors and members of our management beneficially owned 44.35%, 44.35% and 11.30% of Yell Group plc, respectively. Upon admission of Yell Group plc to the London Stock Exchange on 15 July 2003, funds managed by Apax Partners and funds managed by Hicks Muse and directors beneficially owned approximately 19% each of the Company. Following the closing of the over-allotment arrangements in connection with the initial public offering of Yell Group plc on 12 August 2003, funds managed by Apax Partners and funds managed by Hicks Muse and directors beneficially owned approximately 17% each of the Company. On January 7 2004, Apax Partners and Hicks Muse announced that they had sold their respective entire shareholdings in Yell Group plc, representing in aggregate approximately 34% of the beneficial ownership of the company.

B.    Related Party Transactions

On the acquisitions of McLeod and NDC, we paid an aggregate transaction fee of $9 million plus any applicable VAT (£6.2 million) and £0.6 million plus any applicable VAT respectively to affiliates of Hicks Muse and Apax Partners.

In connection with the global offering of our parent company, Yell Group plc, we made payments to affiliates of both Hicks Muse and Apax of approximately £12.9 million each, excluding VAT.

Please see note 24 of the notes to the financial statements included elsewhere in this annual report for a discussion of other related party transactions.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

No member of the Yell Group is or has been engaged in or, so far as we are aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had in the 2004 financial year a significant effect on the Group’s financial position.

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

Senior Facilities Agreement

Yell Group plc and certain of its subsidiaries entered into a facilities agreement originally dated 8 July 2003 (as amended and restated on 12 August 2003 and as further amended and restated on 26 August 2003) among, inter alios, Yell Group plc, the subsidiaries identified therein as borrowers and guarantors, ABN AMRO Bank N.V. and HSBC Bank plc as joint mandated lead arrangers, the financial institutions named therein as lenders and HSBC Bank plc as facility agent and security trustee (the “Senior Facilities Agreement”).

Structure

The facilities made available to the members of the Yell Group comprised (i) a sterling term loan facility in an aggregate amount of £664 million (“Term Facility A1”); (ii) a US dollar term loan faclity in an aggregate amount of $596 million (“Term Facility A2” and together with Term Facility A1, the “Term Facilities”); and (iii) a sterling denominated multicurrency revolving credit facility in an aggregate amount equal to £200 million (or its equivalent in other currencies) (“Revolving Facility”).

The Term Facilities were used to (i) refinance a certain proportion of the outstanding indebtedness under the prior senior facilities agreement, being the senior facilities agreement originally dated 25 May 2001 (as amended on 22 June 2001, 10 July 2001, 1 August 2001, 13 March 2002, 12 April 2002, 31 May 2002 and as amended and restated on 11 November 2002) among, inter alios, Yell Group plc, Yell Limited, Yellow Book Holdings, Inc., the companies identified therein as borrowers and guarantors, Merrill Lynch International, CIBC World Markets plc, Credit Suisse First Boston and Deutsche Bank AG London as arrangers, the banks and financial institutions party thereto as lenders and Deutsche Bank AG London as facility agent and security agent (the “Prior Senior Facilities Agreement”); (ii) redeem 35% of the senior notes.

The Revolving Facility provides for revolving advances to be used for the working capital, acquisitions and other general corporate purposes. Under the terms of the Senior Facilities Agreement, an amount of up to £50 million (or its equivalent in other currencies) of the Revolving Facility may also be made available by way of, among other things, overdraft facilities, letter of credit, bonding or guarantee facilities, foreign exchange or derivative facilities.

Interest rates and fees

Advances under the various facilities bear interest at rates per annum equal to LIBOR (or, in the case of any advance in euro, EURIBOR) plus, where appropriate, any applicable mandatory liquid asset costs (which are the adjustments required if The Bank of England mandates a change to the reserve requirements for lending banks), plus 1.50% per annum (the “Margin”). There is a margin adjustment mechanism in relation to the Term Facilities and the Revolving Facility, commencing upon delivery of the financial statements for the financial period ending 31 March 2004, under which the Margin may be reduced to as low as 0.70% per annum following reductions in Yell Group plc’s leverage ratio as reflected in such financial statements. The leverage ratio is the ratio of Yell Group plc’s consolidated total net debt to consolidated EBITDA (the “Leverage Ratio”).

Guarantees and security

The obligations of the subsidiaries of Yell Group plc under the Senior Facilities Agreement are guaranteed by, amongst others, Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited, YH Limited, Yell SàrL, Yellow Book Group, Inc. and each of Yell Limited’s and Yellow Book Group, Inc.’s material subsidiaries.

Each of Yellow Pages Limited, Yell Holdings 2 Limited, Yell Limited, YH Limited and each subsidiary guarantor incorporated in the United Kingdom has granted a security interest over substantially all of its assets, including fixed charges over certain of its properties, debts, bank accounts, insurances, intellectual property and specified material agreements, and a floating charge over all of its other business, assets and undertakings. In addition, the shares of Yell SàrL, Yell Holdings 2 Limited, Yell Limited, YH Limited, and the subsidiary guarantors incorporated in the United Kingdom have been charged in favour of HSBC Bank plc as security trustee for the banks under the Senior Facilities Agreement.

Each of Yellow Book Group, Inc. and each borrower and/or subsidiary guarantor incorporated in the United States has granted a security interest over substantially all of its assets, including, first-priority perfected liens over certain of its properties (including property), debts, bank accounts, insurances, intellectual property and specified material agreements. In addition, the shares of the borrowers and the subsidiary guarantors incorporated in the United States have been pledged to HSBC Bank plc as security trustee for the banks under the Senior Facilities Agreement. Certain property owned by McLeodUSA in Cedar Rapids, Iowa has also been mortgaged in favour of HSBC Bank plc (as security trustee as aforesaid).

Yell SàrL has granted a security interest over its shares in Yellow Book Group, Inc. as security for its obligations as a guarantor under the Senior Facilities Agreement.

The security provided to HSBC Bank plc as security trustee for the banks under the Senior Facilities Agreement will be released at such time as (i) the Leverage Ratio is less than or equal to 3.50:1, and (ii) Yell Group plc has achieved external credit ratings of a minimum of BBB- from Standard & Poor’s and Baa3 from Moody’s (with, in each case, a stable outlook or better).

Covenants

The Senior Facilities Agreement contains certain customary negative covenants which restrict Yell Group plc and its subsidiaries (subject to certain agreed exceptions) from, amongst other things: (i) incurring additional indebtedness; (ii) giving guarantees and indemnities; (iii) making loans to others; (iv) creating security interests on their assets; (v) making acquisitions and investments or entering into joint ventures; and (vi) disposing of assets.

Acquisitions of assets or companies whose business is similar or related to the business carried on by Yell Group plc and its subsidiaries are, amongst other things, permitted subject to certain requirements (subject to certain agreed exceptions), including, without limitation, to the extent (i) no defaults exist at the time of the acquisition or would result therefrom, (ii) such acquisitions do not exceed £200 million (rising to £350 million where (A) both prior to and after completion of the relevant acquisition the Leverage Ratio is less than or equal to 3.50:1, and (B) Yell Group plc has achieved external credit ratings of a minimum of BBB- from Standard & Poor’s and Baa3 from Moody’s (with, in each case, a stable outlook or better) prior to completion of any such acquisition) in any financial year (exclusive of amounts funded by equity or from excess cash flow (subject to certain conditions)), (iii) the proposed acquisition assets for the period of 12 months prior to the date of their acquisition had positive EBITDA, and, (iv) the financial covenants set out in the Senior Facilities Agreement will be met following such acquisition.

Dividends are, amongst other things, permitted to the extent that such dividends are permitted under the indentures for the senior notes.

The Senior Facilities Agreement requires the borrower to observe certain customary positive covenants including, but not limited to, covenants relating to legal status, notification of default, making of claims, financial assistance, financial condition and hedging arrangements.

In addition, the Senior Facilities Agreement requires Yell Group plc and its consolidated subsidiaries to maintain specified consolidated financial ratios for (i) consolidated total net debt to consolidated EBITDA, (ii) consolidated net senior debt to consolidated EBITDA (tested until 31 March 2005 only), and (iii) consolidated EBITDA to net cash interest payable.

Maturity and amortisation

The Term Facility A1 is to be repaid in fixed semi-annual instalments of £40 million commencing on 31 March 2004, increasing to fixed semi-annual instalments of £45 million beginning on 30 September 2005, increasing to fixed semi-annual instalments of £50 million beginning on 30 September 2006, with a final instalment equal to all amounts then unpaid and outstanding being due and payable on 8 July 2008 (being the final maturity date of the Term Facilities and Revolving Facility).

The Term Facility A2 is to be repaid in one instalment on 8 July 2008. No amounts repaid by the subsidiaries of Yell Group plc that are borrowers under the Senior Facilities Agreement may be reborrowed.

The Revolving Facility ceases to be available for drawing on the date falling one month prior to the final maturity date. Each advance made under the Revolving Facility must be repaid on the last day of each interest period relating to it, although any amounts repaid under the Revolving Facility are available for re-drawing.

Prepayments

All loans under the Senior Facilities Agreement must be prepaid in full upon the occurrence of certain events including, (i) a change of control of Yell Group plc (if the majority lenders so require), (ii) from 100% of the net cash proceeds of any additional debt capital markets issue, other than to the extent used to refinance the senior notes, reducing to 50% when (A) the Leverage Ratio is less than or equal to 3.50:1, and (B) Yell Group plc has achieved external credit ratings of a minimum of BBB- from Standard & Poor’s and Baa3 from Moody’s (with, in each case, a stable outlook or better), and (iii) from 50% of excess cash flow (reducing to 25% when the Levergage Ratio is 3.50:1 or better and reducing further to 0% when the Leverage Ratio is 3.00:1 or better.

Events of default

The Senior Facilities Agreement contains certain customary events of default for facilities of its type (including Yell Group plc ceasing to have a listing for its ordinary shares on any recognised exchange in the United Kingdom or the United States), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the Senior Facilities Agreement.

Hedging arrangements

The subsidiaries of Yell Group plc that are borrowers under the Senior Facilities Agreement are required by the terms of the Senior Facilities Agreement to enter into hedging arrangements to provide protection in respect of interest rate risk exposure because the financing under the Senior Facilities Agreement is at floating interest rates. The lenders require that a minimum aggregate notional amount of 50% of the consolidated net debt is on a fixed interest basis. The hedging requirement falls away in circumstances where (i) the Leverage Ratio is less than or equal to 3.50:1, and (ii) Yell Group plc has achieved external credit ratings of a minimum of BBB- from Standard & Poor’s and Baa3 from Moody’s (with, in each case, a stable outlook or better).

Hedging banks have been granted security, guarantee and subordination rights which rank at least equally with the rights of the banks under the Senior Facilities Agreement.

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

Further, before 1 August 2004, the issuer may redeem up to 35% of the aggregate principal amount at maturity of each series of Notes with the net proceeds of a public equity offering at a price of 110.75% of the principal amount (in the case of the Senior Sterling Notes and Senior Dollar Notes) or 113.50% of the accreted amount of the Senior Discount Dollar Notes, if at least 65% of the original aggregate principal amount at maturity of such series remains outstanding after such redemption. On 18 August 2003, we exercised this right and redeemed 35% (£172.5 million) of our Senior Notes.

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

The agreement remains partially in place and on 15 July 2004, the first anniversary of the initial public offering of Yell Group plc, any Yell Marketable Securities still held by Yell Management Company LLC will be distributed to the participants of the Phantom DDB and US Equity Plan.

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

D.    Exchange Controls

None.

E.    Taxation

European Directive on the Taxation of Savings Income

The European Union has adopted a directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

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

Dispositions of Notes

Senior dollar notes and senior discount dollar notes.    Unless a non-recognition provision applies, a US holder will generally recognise gain or loss on the sale, exchange, repayment or other disposition of a senior dollar note or a senior discount dollar note equal to the difference between:

•	the amount of cash received plus the fair market value of any property received on the sale, exchange, repayment or other disposition (other than amounts attributable to accrued interest, which will be taxable as ordinary interest income); and

•	the US holder’s adjusted tax basis in the note.

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

Information Reporting and Backup Withholding

The amount of interest (including OID) and principal paid or accrued on the notes to a US holder (other than corporations and other exempt recipients) will be reported to the US Internal Revenue Service. Under the Internal Revenue Code, a US holder of a note may be subject, under certain circumstances, to “backup withholding” currently at a rate of 28% with respect to interest payments thereon or the gross proceeds from a sale, exchange or other disposition (including repayment of principal) thereof. Backup withholding generally applies only if the US holder:

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

United Kingdom

UK Tax Consequences

The following summary describes certain UK tax consequences of the ownership of the Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their Notes and the interest thereon and may not apply to special situations, such as those of dealers in securities. It is not intended to apply to persons other than companies. Furthermore, the discussion below is generally based upon provisions of UK tax law and UK Inland Revenue practice as at the date hereof. These provisions may be repeated, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those described below.

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

Interest on the Notes constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a holder who is exempt from UK income tax under the terms of an applicable double taxation treaty or otherwise. However, interest on a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a holder of Notes who is not resident for tax purposes in the United Kingdom unless that holder of Notes carries on a trade, profession or vocation in the United Kingdom through a UK branch or agency in connection with which the interest is received or to which the Notes are attributable. There are exemptions for interest received by certain categories of agents (such as brokers and investment managers).

Accrued Income Scheme-Individual Noteholders

For the purposes of the provisions known as the “Accrued Income Scheme,” a transfer of a Note by a holder who is resident or ordinarily resident in the United Kingdom or a holder who carries on a trade in the United Kingdom through a branch or agency to which the Note is attributable, may give rise to a charge to tax on income in respect of an amount as is just and reasonable.

Taxation of Chargeable Gains-Individual Noteholders

For the purposes of United Kingdom taxation of chargeable gains, Notes which are denominated in Sterling are expected to be treated as “qualifying corporate bonds” by the UK Inland Revenue. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of Notes which are so denominated.

Notes which are denominated in Euro will not be “qualifying corporate bonds” for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a holder of Notes which are so denominated who is resident or ordinarily resident in the United Kingdom, or who carries on a trade in the United Kingdom to which the holding of the Notes is attributable, may realise a chargeable gain or allowable loss on the disposal of their holding of Notes, including a gain or loss which is attributable to currency exchange differences.

UK Corporation Tax Payers

Holders of the Notes within the charge to UK corporation tax will not be subject to the methods of taxation set out in “—Accrued Income Scheme—Individual Noteholders.” Any profits and gains (including interest) and profits or gains arising from currency fluctuations arising from the Notes in the hands of those holders will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of the holders, calculated in accordance the holder’s authorized accounting methods.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issuance or transfer of the Notes.

UK Corporation Taxpayers

In respect of holders of Notes which are within the charge to UK corporation tax will not be subject to the methods of taxation set out in “Accrued Income Scheme—Individual Noteholders”. Any returns, profits or gains (including interest and discount) arising from the notes or any fluctuation in their value (whether attributable to currency fluctuations or otherwise) will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of such holders, calculated in accordance with the holder’s authorised accounting method.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities agreement dated 8 July 2003 we are required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceases once net debt falls below 3.5 times EBITDA, as defined in the credit facilities agreement. We have fixed interest on nearly 55% of the indebtedness under the senior credit facilities using interest rate swaps falling to 50% over the period to March 2006, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until March 2006, falling to approximately 30% thereafter. At 31 March 2004, we had £3.2 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No 133 “Accounting for Derivative Instruments and Hedging Activities” for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 37.2% of our net third-party debt and 30.7% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 30%. We do not currently intend to hedge any foreign exchange translation rate risk relating to US dollar-denominated notes or other US financial liabilities, although we will continue to review this practice.

At 31 March 2004, we had £462.0 million of borrowings denominated in US dollars net of deferred financing fees, and £941.6 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2004 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2004 financial year would have been £4.5 million higher or lower, respectively, taking into account our hedging arrangements, or £9.9 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2004 financial year would have been approximately £3.2 million lower or £3.9 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

For further information on financial instruments and our risk management see note 17 of the notes to the financial statements.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on their review as of the end of the period covered by this annual report of the Group’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group’s current disclosure controls and procedures are effective to ensure that material information regarding the Group is recorded, processed, summarised and reported in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

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

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that John Coghlan is an “audit committee financial expert” as defined in Item 16A of the SEC’s Form 20-F.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our finance code of ethics is filed as Exhibit 14.1 to this annual report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were paid or are payable to the Yell Group’s auditors for the years ended 31 March 2003 and 31 March 2004:

	Consolidated (Successor)
	Year ended 31 March 2003	Year ended 31 March 2004
	£	£

Audit fees	0.6	0.6
Audit-related fees	0.1	0.2
Tax fees	0.3	1.1
All other fees(a)	5.2	4.3

Total auditors’ remuneration	6.2	6.2

(a)	Fees in relation to accounting and tax advice of our parent company’s postponed IPO in the year ended 31 March 2003 (£4.3 million) and the global offer in the year ended 31 March 2004 (£3.6 million) were approved and incurred prior to the parent company’s flotation. Certain other fees in relation to due diligence totalling £0.5 million were approved and incurred in the year ended 31 March 2004 prior to our parent company’s flotation.

Prior to the acquisition on 22 June 2001, the audits of the combined financial statements of the operations comprising the Yell Group were carried out in connection with a proposed demerger of the Yell Group by BT. The costs of these audits (£0.7 million) was borne by BT and are not included in the auditors’ remuneration disclosed above.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

We have responded to Item 18. “Financial Statements” in lieu of this item.

ITEM 18.    FINANCIAL STATEMENTS

Our combined and consolidated financial statements, together with the reports thereon by the independent auditors, are filed as part of this annual report as pages F-2 to F-64. An index to these pages is given on page F-1.

ITEM 19.    EXHIBITS

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1	Deed of Incorporation of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.1 to Yell Finance B.V.’s Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on August 29, 2001, declared effective on August 30, 2001 (the “Exchange Offer Registration Statement”)).*

1.2	Articles of Association of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).*

1.3	Memorandum of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.3 to the Exchange Offer Registration Statement).*

1.4	Articles of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.4 to the Exchange Offer Registration Statement).*

2.1	Indenture relating to 10 ¾% Senior Sterling Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2	Indenture relating to 10 ¾% Senior Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement).*

2.3	Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement).*

2.4	Registration Rights Agreement, dated August 6, 2001, between Yell Finance B.V. and Yellow Pages Limited, as Guarantor, and Merrill Lynch International, Deutsche Bank AG London, CIBC World Markets plc, and the other Initial Purchasers as listed on Schedule A of the Purchase Agreement, as Initial Purchasers (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5	Subordination Agreement, dated August 6, 2001, between Yell Finance B.V., Yell Group Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6	Intercreditor Deed, dated June 22, 2001 (as amended on July 11, 2001, March 13, 2002, April 16, 2002, May 31, 2002 and November 11, 2002), with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes. Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the “Intercreditor Deed”). (The Intercreditor Deed and amendment prior to November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on July 19, 2002 (the “2002 Annual Report”)* and the amendment of November 11, 2002.*

2.7	Form of Sterling Note (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.8	Form of Dollar Note (incorporated herein by reference to Exhibit 4.8 to the Exchange Offer Registration Statement).*

2.9	Form of Discount Dollar Note (incorporated herein by reference to Exhibit 4.9 to the Exchange Offer Registration Statement).*

2.10	Form of Guarantee (included in Exhibits 2.7, 2.8 and 2.9) (incorporated herein by reference to Exhibits 4.7, 4.8 and 4.9 to the Exchange Offer Registration Statement).*

2.11	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Sterling Notes due 2011 incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.11 to the 2002 Annual Report).*

2.12	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.12 to the 2002 Annual Report).*

2.13	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.13 to the 2002 Annual Report).*

4.1	Senior Facilities Agreement dated 8 July 2003 (as amended and restated on 12 August 2003 and as further amended and restated on 26 August 2003) among, inter alios, Yell Group plc, the subsidiaries identified therein as borrowers and guarantors, ABN AMRO Bank N.V. and HSBC Bank plc as joint mandated lead arrangers, the financial institutions named therein as lenders and HSBC Bank plc as facility agent and security trustee.**

4.2	Security Agreement, dated June 22, 2001, between Yasmin Two (US) Inc. (now known as Yellow Book Holdings, Inc.), Yasmin One (US), Inc. (now known as Yellow Book Group Inc.), Yellow Book USA, Inc., Yellow Book GP, LLC, Yellow Book of Florida Directories, L.P., Yellow Book of Illinois, LLC, Yellow Book Mid-Atlantic, L.P., Yellow Book of New York, Inc., Yellow Book Southern Directories, LLC, Yellow Book of Pennsylvania, Inc., and Yellow Book Delaware Inc. (incorporated herein by reference to Exhibit 10.2 to the Exchange Offer Registration Statement).*

4.3	Keep-Well Agreement, dated August 6, 2001 as amended and restated on April 6, 2002, between Yell Group Limited and Yell Finance B.V. (incorporated herein by reference to Exhibit 10.3 to the Exchange Offer Registration Statement) (incorporated herein by reference to Exhibit 4.3 to the 2002 Annual Report).*

4.4	Yellow Book Last Acquisition Agreement dated January 19, 2002 among McLeodUSA Inc. as Parent, Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc as Seller (incorporated herein by reference to Exhibit 4.8 to the 2002 Annual Report).*

4.5	McLeod Operating Agreement dated April 16, 2002 (as amended and restated April 28, 2003) among Yell Group Limited (now Yell Group plc), McLeodUSA Inc. and McLeodUSA Telecommunications Services, Inc (incorporated herein by reference to Exhibit 4.9 to the 2002 Annual Report)* and the amendment and restatement of April 28, 2003 filed herewith.*

4.6	Director’s Service Contract, dated 10 July 2003, between John Condron and Yell Group plc. **

4.7	Director’s Service Contract, dated 10 July 2003, between John Davis and Yell Group plc. **

4.8	Stock Sale Agreement, dated as of December 10, 2002, by and among NDC Holdings II, Inc., The Stockholders of NDC Holdings II, Inc., Three Cities Research, Inc., as Sellers’ Representative and Yellow Book USA, Inc.*

8.1	Subsidiaries of Yell Finance B.V. (please see list of principal subsidiaries under Item 4.C. “Information on the Company—Organizational Structure” of this annual report on Form 20-F on pages 36).

12.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Condron dated June 8, 2004.**

12.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Davis dated June 8, 2004.**

13.1	Chief Executive Officer certification, dated June 8, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Chief Financial Officer certification, dated June 8, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1	Code of Ethics for the Chief Executive and Senior Financial Officers.**

*	Incorporated by reference.
**	Filed herewith.

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

Date: June 8, 2004

INDEX TO FINANCIAL STATEMENTS

Page
YELL GROUP
Statement of Management’s Responsibilities and Reports of Independent Auditors	F-2

Audited Combined and Consolidated Financial Statements

Combined Profit and Loss Accounts for the period from 1 April 2001 to 22 June 2001, and the Consolidated Profit and Loss Accounts for the period from 22 June 2001 to 31 March 2002, the years ended 31 March 2003 and 2004

F-4

Combined Cash Flow Statements for the period from 1 April 2001 to 22 June 2001, and the Consolidated Cash Flow Statements for the period from 22 June 2001 to 31 March 2002, the years ended 31 March 2003 and 2004

F-5

Consolidated Balance Sheets at 31 March 2003 and 2004	F-6

Notes to the Financial Statements	F-7

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

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the Yell Group.

We have audited the accompanying consolidated balance sheets of the Yell Group at 31 March 2003 and 2004 and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flow statements for the period from 22 June 2001 to 31 March 2002 and for the years ended 31 March 2003 and 31 March 2004, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Yell Group at 31 March 2003 and 2004 and the consolidated results of its operations and its cash flows for the period from 22 June 2001 to 31 March 2002 and the years ended 31 March 2003 and 31 March 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27 to the financial statements.

PricewaterhouseCoopers LLP

London, England

8 June 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the Yell Group.

We have audited the accompanying combined profit and loss accounts, statements of total recognised gains and losses and cash flow statements of the Yell Group, as defined in note 1 to the financial statements, for the period from 1 April 2001 to 22 June 2001, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of the Yell Group for the period from 1 April 2001 to 22 June 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined profit expressed in pounds sterling for the period from 1 April 2001 to 22 June 2001 to the extent summarised in note 27 to the financial statements.

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

PricewaterhouseCoopers

London, England

15 July 2002

YELL GROUP

COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Continuing Operations

	Notes	Combined (Predecessor)	Consolidated (Successor)
		1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

		£	£	£	£
		(in millions)	(in millions)
Turnover	2	169.1	696.3	1,114.0	1,186.9
Cost of sales		(71.1)	(315.9)	(509.9)	(552.9)

Gross profit		98.0	380.4	604.1	634.0
Distribution costs		(5.5)	(18.5)	(36.0)	(34.5)
Administrative costs
Ongoing activities		(56.6)	(243.2)	(369.7)	(359.0)
Exceptional items	4	(3.0)	—	(15.0)	(90.1)

		(59.6)	(243.2)	(384.7)	(449.1)

Operating profit	2, 3	32.9	118.7	183.4	150.4
Net interest payable
Ongoing activities		(5.8)	(158.6)	(236.6)	(136.1)
Exceptional items	4	—	—	—	(58.4)

	6	(5.8)	(158.6)	(236.6)	(194.5)

Profit (loss) on ordinary activities before taxation		27.1	(39.9)	(53.2)	(44.1)
Tax (charge) credit on profit (loss) on ordinary activities
Before exceptional items		(11.3)	(7.3)	10.3	(44.2)
On exceptional items	4	—	—	2.3	37.2

Taxation	7	(11.3)	(7.3)	12.6	(7.0)

Profit (loss) for the financial period	20	15.8	(47.2)	(40.6)	(51.1)

The capital structure of the Yell Group changed as a result of the Yell acquisition on 22 June 2001, and, consequently, net interest payable and goodwill amortisation are significantly different in periods following that date when compared to periods prior to that date.

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Combined (Predecessor)	Consolidated (Successor)
		1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

		£	£	£	£
		(in millions)	(in millions)

Profit (loss) for the financial period		15.8	(47.2)	(40.6)	(51.1)
Currency movements	20	0.8	(3.7)	(34.0)	(65.0)

Total recognised gains (losses) for the financial period		16.6	(50.9)	(74.6)	(116.1)

The accompanying notes form an integral part of these financial statements.

YELL GROUP

COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Combined (Predecessor)	Consolidated (Successor)
		1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

		£	£	£	£
		(in millions)	(in millions)
Net cash inflow from operating activities		37.6	158.7	309.1	253.5

Returns on investments and servicing of finance
Net interest paid		(8.8)	(85.9)	(139.5)	(141.8)
Redemption premium paid		—	—	—	(19.7)
Finance fees paid		—	(49.4)	(16.1)	(16.4)

Net cash outflow from returns on investments and servicing of finance		(8.8)	(135.3)	(155.6)	(177.9)

Taxation		—	(0.4)	(9.7)	(13.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(5.2)	(9.7)	(16.0)	(24.5)
Purchase of shares in parent company		—	—	—	(5.8)
Sale of tangible fixed assets		—	1.1	—	—
Payment for assets transferred from BT		(11.7)	—	—	—

Net cash outflow for capital expenditure and financial investment		(16.9)	(8.6)	(16.0)	(30.3)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired	8	—	(1,906.4)	(470.9)	(108.9)

Net cash outflow for acquisitions		—	(1,906.4)	(470.9)	(108.9)

Net cash inflow (outflow) before financing		11.9	(1,892.0)	(343.1)	(77.3)

Financing
Issue of ordinary share capital	20	—	1.0	0.1	304.4
New loans issued		12.4	2,531.1	485.7	1,082.5
Borrowings repaid		—	(540.0)	(211.9)	(1,318.4)

Net cash inflow from financing		12.4	1,992.1	273.9	68.5

Increase (decrease) in net cash in the period		24.3	100.1	(69.2)	(8.8)

Decrease (increase) in net debt resulting from cash flows	9	11.9	(1,841.6)	(326.9)	162.9

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM

OPERATING ACTIVITIES

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

	£	£	£	£
	(in millions)	(in millions)
Total operating profit	32.9	118.7	183.4	150.4
Depreciation	4.4	15.8	22.5	22.9
Goodwill amortisation	5.4	65.3	98.4	96.7
(Increase) decrease in stocks	(12.1)	7.4	(23.0)	(19.5)
Decrease (increase) in debtors	3.4	(52.8)	(35.0)	(3.8)
Increase (decrease) in creditors	3.6	3.8	58.4	(3.7)
Other	—	0.5	4.4	10.5

Net cash inflow from operating activities	37.6	158.7	309.1	253.5

The accompanying notes form an integral part of these financial statements.

YELL GROUP

CONSOLIDATED BALANCE SHEETS

		At 31 March	At 31 March
	Notes	2003	2004
		£	£
		(in millions)
Fixed assets
Intangible assets	10	1,824.1	1,725.3
Tangible assets	11	47.1	45.9
Investment	12	1.9	7.6

Total fixed assets		1,873.1	1,778.8
Current assets
Stocks	13	145.8	151.9
Debtors	14	461.4	460.6
Cash at bank and in hand		30.0	18.4

Total current assets		637.2	630.9

Creditors: amounts falling due within one year
Loans and other borrowings	16	(112.8)	(127.7)
Other creditors	18	(235.9)	(231.0)

Total creditors: amounts falling due within one year		(348.7)	(358.7)

Net current assets		288.5	272.2

Total assets less current liabilities		2,161.6	2,051.0

Creditors: amounts falling due after more than one year
Loans and other borrowings	16	(2,286.0)	(1,987.1)

Total creditors: amounts falling due after more than one year		(2,286.0)	(1,987.1)

Net (liabilities) assets		(124.4)	63.9

Capital and reserves
Called up share capital	19	0.1	0.1
Share premium account	20	1.0	305.4
Deficit	20	(125.5)	(241.6)

Equity shareholders’ (deficit) funds		(124.4)	63.9

The accompanying notes form an integral part of these financial statements.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation, combination and consolidation, and accounting policies

Basis of preparation, combination and consolidation

Presentations in the profit and loss account and cash flow statement for the year ended 31 March 2002 of certain immaterial amounts related to an investment have been reclassified to conform with the presentations in the 2003 and 2004 financial periods.

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

The predecessor combined financial statements of the Yell Group for the period from 1 April to 22 June 2001 represent an aggregation of the historical financial statements of Yellow Pages and of Yellow Book, as if the Yell Group had been formed as a discrete operation throughout that period. The capital structure of the Yell Group and its interest charges, goodwill amortisation, administration costs, pension costs and tax charges for the period up to 22 June 2001 are significantly different from those that have existed since the acquisition from BT. The successor consolidated financial statements of the Yell Group represent a consolidation of the financial statements of Yell Finance B.V. and its subsidiaries after the acquisition from 22 June 2001. The capital structure of the Yell Group and its interest charges, goodwill amortisation, administrative expenses, pension costs and tax charges during the periods up to 22 June 2001 are significantly different from those that have existed since the acquisition from BT.

Substantially all funding of the Yell Group’s businesses was financed via BT’s net investment and loans issued by BT up until 22 June 2001. Subsequently, all funding is financed by a number of shareholder and third-party debt facilities as detailed in note 16.

Up until the acquisition of the Yell Group from BT on 22 June 2001, Yell Group management regarded BT as the ultimate controlling party of the Yell Group. Thereafter and up until 15 July 2003, management regarded funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated, together purchased the Yell Group, as the ultimate controlling parties. On 15 July 2003, Yell Group plc, our parent company, completed raising £433.6 million in gross proceeds through a global offer of shares to institutional investors in an initial public offering. From that date, Yell Group plc has been the ultimiate controlling party of the Group.

Turnover and operating profits in respect of acquisitions shown separately in the profit and loss account relate to four minor acquisitions in the period from 22 June 2001 to 31 March 2002, the McLeod acquisition together with four minor acquisitions in the year ended 31 March 2003 and six minor acquisitions in the year ended 31 March 2004. The results of the existing Yell Group acquired from BT on 22 June 2001 have been shown as continuing operations in the period from 22 June 2001 to 31 March 2002. Details of the acquisition from BT on 22 June 2001 and other acquisitions are given in note 8.

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

Subsidiary undertakings

Brief details of principal subsidiary undertakings at each year end (except where noted), all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital(a)	Country of operation(b)
Yell Limited(c)	Classified directory publisher	100% ordinary	United Kingdom
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	United Kingdom
Yellow Book USA, Inc.	Classified directory publisher	100% common	United States of America

(a)	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.
(b)	Incorporated in its country of operation.
(c)	Company formed for the acquisition from BT on 22 June 2001.

Accounting policies

Accounting convention

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985. These differ significantly from those in the United States and a reconciliation to generally accepted accounting principles in the United States (“US GAAP”) is provided in note 27. A summary of the more important Yell Group accounting policies, which have been consistently applied, is set out below.

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

(b) Cost of sales

Cost of sales are the costs incurred in producing directories and other group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales. Such costs are charged to the profit and loss account as a percentage of turnover based upon the actual bad debt experience as a proportion of total billings.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(c) Advertising

The Yell Group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Interest

Interest payable is charged as incurred on an accruals basis.

(e) Foreign currencies

On combination and consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings that finance or provide a hedge against those undertakings, are taken through the statement of total recognised gains and losses to reserves and are disclosed in note 20.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired and is amortised on a straight-line basis from the time of the acquisition over its estimated useful economic life. Estimated useful life is determined after taking into account such factors as the nature and age of the business, as well as the typical life span of the acquired products to which goodwill attaches. Goodwill in respect of all acquired businesses is amortised over 20 years.

(g) Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values. The lives assigned to significant tangible fixed assets range from two to six years.

(h) Asset impairment

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

(i) Investments

Parent company shares are held at cost and are reviewed annually for impairment in value. The shares are held in an ESOP trust for the benefit of certain employees.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(j) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Yell Group are capitalised as tangible fixed assets and depreciated over their useful economic lives. The capital element of the future obligations under the leases is included as a liability in the combined and consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

(k) Stocks

Stocks are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate overheads, pending completion of delivery of the relevant directories. Other stock represents paper stock held by the US business.

(l) Pension schemes

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

The transitional arrangements of FRS 17 “Retirement Benefits” have been applied in the preparation of these financial statements with the relevant disclosures shown in note 23.

(m) Employee share schemes

The cost of employee share options, except for options in Inland Revenue approved Sharesave schemes, is measured at the intrinsic value of the options granted on the date of grant and is charged to the profit and loss over the vesting period. The Group takes advantage of available exemptions in respect of accounting for discounts arising on the grant of options in Inland Revenue approved Sharesave schemes. When the ESOP trust acquires and holds shares of our parent company, we present them as an investment in parent company shares.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, combination and consolidation, and accounting policies (continued)

Accounting policies (continued)

(n) Taxation

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded more likely than not to be recoverable.

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

(o) Financial instruments

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

See note 17 for further details on the Group’s financial instruments.

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

The Group’s operations are split geographically between the United Kingdom and the United States and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the UK management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the UK business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets that are agreed in advance.

The CEO reviews the turnover and Earnings before interest, tax, depreciation and amortisation (“EBITDA”) before and after exceptional items within geographic segments. EBITDA, before exceptional items, together with turnover, are key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies. Segmental information is provided below in respect of UK and US businesses.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

Turnover

	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004
	£	£	£	£
	(in millions)	(in millions)
UK printed directories	118.5	422.0	573.7	593.9
Other products and services	8.3	32.5	41.2	41.0

Total UK turnover	126.8	454.5	614.9	634.9

US printed directories:
US printed directories at constant exchange rate	42.3	241.8	499.1	605.0
Exchange impact	—	—	—	(53.0)

Total US turnover	42.3	241.8	499.1	552.0

Group turnover	169.1	696.3	1,114.0	1,186.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

Profit and loss information

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004
	£	£	£	£
	(in millions)	(in millions)
UK operations
Turnover	126.8	454.5	614.9	634.9

UK printed directories operating profit	46.8	117.2	146.6	127.2
Other products and services operating profit (loss)	(4.4)	(9.2)	(4.3)	2.6

UK Operating profit	42.4	108.0	142.3	129.8
Depreciation and amortisation(a)	2.6	57.4	69.2	69.4

UK operations EBITDA	45.0	165.4	211.5	199.2
Exceptional items	—	—	14.7	33.9

UK operations EBITDA before exceptionals	45.0	165.4	226.2	233.1

UK operations EBITDA before exceptionals as % of turnover	35.5%	36.4%	36.8%	36.7%

US operations
Turnover	42.3	241.8	499.1	552.0

Operating profit	(9.5)	10.7	41.1	20.6
Depreciation and amortisation	7.2	23.7	51.7	50.2

US operations EBITDA	(2.3)	34.4	92.8	70.8
Exceptional items and non-recurring restructuring charges in 2003	—	—	4.0	56.2
Exchange impact	—	—	—	11.4

US operations EBITDA before exceptionals at constant exchange rate	(2.3)	34.4	96.8	138.4
Exchange impact	—	—	—	(11.4)

US operations EBITDA before exceptionals	(2.3)	34.4	96.8	127.0

US operations EBITDA before exceptionals as % of turnover	(5.4%)	14.2%	19.4%	23.0%

Group
Turnover	169.1	696.3	1,114.0	1,186.9

Operating profit	32.9	118.7	183.4	150.4
Depreciation and amortisation	9.8	81.1	120.9	119.6

Group EBITDA	42.7	199.8	304.3	270.0
Exceptional items and non-recurring restructuring charges in 2003	3.0	—	18.7	90.1
Exchange impact	—	—	—	11.4

Group EBITDA before exceptionals at constant exchange rate	45.7	199.8	323.0	371.5
Exchange impact	—	—	—	(11.4)

Group EBITDA before exceptionals	45.7	199.8	323.0	360.1

Group EBITDA before exceptionals as % of turnover	25.3%	28.7%	29.0%	30.3%
Group EBITDA before exceptionals	45.7	199.8	323.0	360.1
Exceptional items and non-recurring restructuring charges in 2003	(3.0)	—	(18.7)	(90.1)

Group EBITDA	42.7	199.8	304.3	270.0
Depreciation and amortisation	(9.8)	(81.1)	(120.9)	(119.6)
Net interest payable	(5.8)	(158.6)	(236.6)	(194.5)
Taxation	(11.3)	(7.3)	12.6	(7.0)

Profit (loss) for the financial year	15.8	(47.2)	(40.6)	(51.1)

(a)	In the year ended 31 March 2004, £66.6 million (2003-£66.0 million; period from 22 June 2001 to 31 March 2002-£55.4 million; period from 1 April to 22 June 2001-£2.0 million) of depreciation and amortisation was allocated to UK printed directories and £2.8 million (2003-£3.2 million; period from 22 June to 31 March 2002-£2.0 million; period from 1 April to 22 June 2001-£0.6 million) was allocated to other products and services in the UK.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

	At 31 March	At 31 March
	2003	2004
	£	£
	(in millions)
Fixed assets
United Kingdom	1,085.7	1,033.7
United States	787.4	745.1

Group total	1,873.1	1,778.8

Net operating assets
United Kingdom	1,265.9	1,190.9
United States	1,008.5	987.8

Group total	2,274.4	2,178.7

Net (liabilities) assets
United Kingdom	(815.7)	(603.1)
United States	691.3	667.0

Group total	(124.4)	63.9

Total assets
United Kingdom	1,418.5	1,336.9
United States	1,091.8	1,072.8

Group total	2,510.3	2,409.7

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of UK net operating assets relate to the UK printed directories business. The majority of external loans are included in the UK segment.

3. Operating profit

Operating profit for the Yell Group is stated after charging:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
Staff costs (note 5)	74.3	157.9	299.0	311.4
Advertising costs	7.1	26.6	46.4	53.1
Operating leases, excluding plant and equipment hire	2.4	14.6	13.2	14.0
Plant and equipment hire	0.1	0.5	1.2	1.0
Depreciation of owned tangible fixed assets	4.2	15.3	22.0	22.7
Depreciation of tangible fixed assets held under finance leases	0.2	0.5	0.5	0.2
Goodwill amortisation	5.4	65.3	98.4	96.7
Restructuring charges(a)	—	—	3.7	—
Exceptional administrative costs:
Management incentive scheme costs (note 5)	3.0	—	—	—
IPO costs	—	—	15.0	90.1

(a)	The restructuring changes were incurred for the closure of a production site as part of the integration of the former McLeod directories.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

3. Operating profit (continued)

The auditors’ remuneration has been disclosed in note 26.

4. Results before and after exceptional items

	Gross Profit	Distribution costs	Administrative costs	Operating profit (loss)	Net interest payable	Profit (loss) before taxation	Taxation (charge) credit	Profit (loss) for the period
	£	£	£	£	£	£	£	£
Combined (Predecessor)	(in millions)
1 April to 22 June 2001
Ongoing activities	98.0	(5.5)	(56.6)	35.9	(5.8)	30.1	(11.3)	18.8
Exceptional items	—	—	(3.0)	(3.0)	—	(3.0)	—	(3.0)

Total	98.0	(5.5)	(59.6)	32.9	(5.8)	27.1	(11.3)	15.8
Consolidated (Successor)
22 June to 31 March 2002
Ongoing activities	380.4	(18.5)	(243.2)	118.7	(158.6)	(39.9)	(7.3)	(47.2)
Exceptional items	—	—	—	—	—	—	—	—

Total	380.4	(18.5)	(243.2)	118.7	(158.6)	(39.9)	(7.3)	(47.2)

Year ended 31 March 2003
Ongoing activities	604.1	(36.0)	(369.7)	198.4	(236.6)	(38.2)	10.3	(27.9)
Exceptional items	—	—	(15.0)	(15.0)	—	(15.0)	2.3	(12.7)

Total	604.1	(36.0)	(384.7)	183.4	(236.6)	(53.2)	12.6	(40.6)

Year ended 31 March 2004
Ongoing activities	634.0	(34.5)	(359.0)	240.5	(136.1)	104.4	(44.2)	60.2
Exceptional items	—	—	(90.1)	(90.1)	(58.4)	(148.5)	37.2	(111.3)

Total	634.0	(34.5)	(449.1)	150.4	(194.5)	(44.1)	(7.0)	(51.1)

Exceptional administrative costs in the year ended 31 March 2004 relate to costs incurred in connection with our parent company’s global offer, including £57.0 million for employee incentive plans contingent upon IPO and £33.1 million of transaction costs. Of the £90.1 million exceptional administrative costs, £33.9 million relates to our UK business and £56.2 million to our US business. Exceptional administrative costs in the year ended 31 March 2003 relate to costs incurred in connection with our parent company’s initial public offering withdrawn in July 2002. Of the £15.0 million exceptional administrative costs, £14.7 million was charged to our UK business and £0.3 was charged to our US business. The exceptional interest payable in the year ended 31 March 2004 comprises £19.7 million senior note redemption premium and £36.4 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and £2.3 million for arrangement fees for the withdrawn revolving credit facility. The exceptional tax credits in the year ended 31 March 2004 represent the effective tax on the exceptional items before tax. The £3.0 million exceptional cost in the period to June 2001 is discussed in note 5.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

5. Employees

	Year ended 31 March
	2002	2003	2004
Average monthly number of employees in the Yell Group (including executive directors—see note 22 for separate disclosures):
United Kingdom	3,271	3,319	3,414
United States	2,050	4,350	4,668

Total employees	5,321	7,669	8,082

Marketing and sales	4,097	5,631	4,913
Other	1,224	2,038	3,169

Total employees	5,321	7,669	8,082

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
Staff costs for the Yell Group during the year
Wages and salaries	68.4	139.0	268.5	274.2
Social security	4.0	12.5	20.6	26.5
Other pension costs (note 23)	1.9	6.4	9.9	10.7

Total staff costs	74.3	157.9	299.0	311.4

Employee incentive plans

Certain of the Yellow Book management were awarded units under an incentive plan, the charge for which amounted to £3.0 million for the period up to 22 June 2001. Prior to 22 June 2001 no payments were made under this plan. Effective on the sale of the Yell Group, this plan was terminated and payments aggregating £44.7 million were made to management in settlement of all obligations agreed under this plan by BT. The amount of £24.1 million over and above that already accrued was agreed and funded by BT and, accordingly, was not charged to the Yell Group profit and loss account.

Pursuant to the acquisition of the Yell Group from BT, a new incentive scheme (“the Phantom DDB Plan”) was established for certain Yellow Book management. Under this scheme the participants as a group were treated economically as if they had invested £32 million in the Yell Group in the same manner as the funds advanced by the owners before the initial public offering. In satisfaction of these obligations, the plan participants exchanged their interests in the plan for equity in the company.

The Yell Group’s employees in the United Kingdom were eligible to participate in BT’s employee share schemes up to the date of the acquisition from BT. Following the acquisition, the Yell Group’s employees had to exercise existing options before 12 December 2001. None of the BT shares or options issued to employees of the Yell Group were converted into equity of the Yell Group, nor was there any charge on the Yell Group for the cost of these options.

See note 25 for a discussion of the employee stock option plans.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

6. Net interest payable

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
Senior credit facilities	—	61.5	87.6	68.2
Senior sterling and dollar notes(a)	—	36.4	55.4	43.3
Subordinated parent company loan(a)	—	46.3	70.1	21.3
Bridging facilities	—	7.0	10.3	—
Loans from BT	5.8	—	—	—
Other	—	0.2	0.6	0.3
Amortisation of finance costs	—	9.5	15.0	5.2
Exceptional interest and write off of financing fees	—	—	—	58.4

Total interest payable	5.8	160.9	239.0	196.7

Interest receivable	—	(2.3)	(2.4)	(2.2)

Net interest payable	5.8	158.6	236.6	194.5

(a)	Interest on the senior discount dollar notes rolls up into the principal balance and is not due until the maturity or repayment of the respective loan. Yell Group settled 35% of the amounts outstanding on 18 August 2003.

7. Tax charge (credit) on profit (loss) on ordinary activities

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
UK corporation tax at 30%	13.4	8.6	6.6	22.0
Foreign taxes	—	—	0.5	1.1

Total current tax	13.4	8.6	7.1	23.1

Origination and reversal of timing differences
— UK	(2.1)	(1.3)	(2.5)	(1.8)
— Foreign	—	—	(17.2)	(14.3)

Total deferred tax	(2.1)	(1.3)	(19.7)	(16.1)

Tax charge (credit) on profit (loss) on ordinary activities	11.3	7.3	(12.6)	7.0

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Tax charge (credit) on profit (loss) on ordinary activities (continued)

The effective tax rate for each period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
Profit (loss) on ordinary activities before taxation	27.1	(39.9)	(53.2)	(44.1)

Profit (loss) on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (30%)	8.2	(12.0)	(16.0)	(13.2)
Effects of:
Adjustments from prior years	—	—	(0.3)	0.4
Non-deductible goodwill amortisation	—	13.5	20.9	22.6
Higher tax rates on overseas earnings	(3.2)	(0.8)	(0.3)	(1.9)
Other expenses not deductible for tax purposes	0.4	1.4	4.0	12.9
US tax losses (used) created in the year	1.5	8.7	(2.7)	0.7
Other timing differences	6.5	(2.2)	1.5	1.6

Total current tax	13.4	8.6	7.1	23.1

Deferred tax in current year	(2.1)	(1.3)	(2.5)	(1.8)
Recognition of deferred tax assets on prior year US tax losses	—	—	(17.2)	(14.3)

Net tax charge (credit)	11.3	7.3	(12.6)	7.0

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions

Acquisition in 2004

In the year ended 31 March 2004, the Yell Group acquired yellow pages directories businesses in the United States totalling $198.9 million (£108.6 million) plus expenses of $0.5 million (£0.3 million). The purchases were accounted for as acquisitions. The purchase prices were allocated to the acquired assets and liabilities as follows:

	Book value(a)	Fair value adjustments(b)	Fair value
	£	£	£
	(in millions)
Fixed assets
Tangible assets	—	1.2	1.2

Total fixed assets	—	1.2	1.2
Current assets
Stocks	2.1	—	2.1
Debtors	15.6	(4.9)	10.7
Cash at bank and in hand	—	—	—

Total current assets	17.7	(4.9)	12.8

Creditors: amounts falling due within one year	(5.9)	0.4	(5.5)

Net current assets	11.8	(4.5)	7.3

Identifiable net assets	11.8	(3.3)	8.5

Goodwill			100.4

Total cost			108.9

Consideration:
Cash			108.9

(a)	Translated from US dollars to pounds sterling at the exchange rate on the date of acquisition.
(b)	The fair value adjustments principally comprise a revaluation of fixed assets to estimated fair market value, and an alignment of accounting policies for revenue recognition.

The effect of acquisitions in the year on Yell Group’s cash flows before financing were as follows:

Year ended 31 March 2001
£
(in millions)
Net cash inflow from operating activities	0.1
Returns on investments and servicing of finance	—
Taxation paid	—
Investing activities	—

Net cash flow before financing	0.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

Acquisition of McLeod

On 16 April 2002, the Yell Group acquired McLeod for an aggregate purchase price of $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of McLeod as follows:

	Book value(a)	Fair value adjustments(b)	Fair value
	£	£	£
	(in millions)
Fixed assets
Tangible assets	24.4	(1.4)	23.0

Total fixed assets	24.4	(1.4)	23.0
Current assets
Stocks	37.5	(5.1)	32.4
Debtors	67.1	1.1	68.2
Cash at bank and in hand	0.5	—	0.5

Total current assets	105.1	(4.0)	101.1

Creditors: amounts falling due within one year	(28.5)	(1.7)	(30.2)

Net current assets	76.6	(5.7)	70.9

Identifiable net assets	101.0	(7.1)	93.9

Goodwill			330.0

Total cost			423.9

Consideration:
Cash			423.9

(a)	Translated from US dollars to pounds sterling at the exchange rate on the date of acquisition.
(b)	The fair value adjustments principally comprise an impairment in the value of fixed assets following an impairment review, and an alignment of accounting policies for directories in progress and revenue recognition.

The operating results of McLeod during the year ended 31 December 2001 and the period from 1 January 2002 to 16 April 2002 were:

	Year ended 31 December 2001	1 January to 16 April 2002
	£	£
	(in millions)
Turnover	207.2	66.0

Total operating (loss) profit (c)	(15.6)	7.0

(Loss) profit before taxation	(15.5)	6.9
Taxation	(0.1)	(0.1)

(Loss) profit for the financial period	(15.6)	6.8

(c)	Operating profit for the year ended December 2001 is stated after charging £25.1 million of management fees from the previous owner.

Results for the year ended 31 December 2001 were extracted from the latest published financial statements. Results for the period to 16 April 2002 were obtained from management accounts.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

The impact of the McLeod acquisition on the Group’s cashflows before financing was as follows:

Year ended 31 March 2003
(£ in millions)
Net cash inflow from operating activities	35.8
Returns on investments and servicing of finance	—
Taxation paid	(1.0)
Investing activities	(3.8)

Net cash inflow before financing	31.0

The Group made other US acquisitions in the year ended 31 March 2003 for cash of £47.4 million to acquire net assets with a book value of £16.0 million. These acquisitions gave rise to goodwill of £31.4 million recorded in the year.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

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

The Group made other acquisitions in the year ended 31 March 2002 for cash of £7.1 million. These acquisitions gave rise to goodwill of £7.1 million recorded in the year.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

Reconciliation of cash paid to the cash flow statement

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March 2004
			2003
	£	£	£	£
	(in millions)	(in millions)
Cash consideration for:
Acquisition of Yell Group from BT	—	1,907.6	—	—
Acquisition of McLeod	—	—	423.9	—
Other acquisitions	—	7.1	47.4	108.9
Less:
Cash acquired with subsidiaries	—	(8.3)	(0.4)	—

Cash paid for purchase of subsidiary undertakings, net of cash acquired	—	1,906.4	470.9	108.9

The effect of the acquisitions on the results of the Yell Group during the year of the acquisitions includes the following for the years ended 31 March 2003 and 2004:

	Year ended 31 March
	2003	2004
	£	£
	(in millions)
Turnover	200.4	0.7
Cost of sales	(110.7)	(0.4)

Gross profit	89.7	0.3
Distribution costs	(11.9)	—
Administrative costs	(70.9)	(0.2)

Operating profit	6.9	0.1

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

9. Movements in net debt

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year — excluding overdraft	Debt due after one year	Net debt
	£	£	£	£
	(in millions)
At 31 March 2001 (Predecessor)	24.8	(97.2)	(221.8)	(294.2)
Cash inflow before acquisitions and financing	11.9	—	—	11.9
Cash inflow from financing	12.4	(12.4)	—	—
Other non-cash items	—	(223.0)	223.0	—
Currency movements	—	(0.5)	(1.3)	(1.8)

At 22 June 2001 (Predecessor)	49.1	(333.1)	(0.1)	(284.1)

At 22 June 2001 (Successor)	—	—	—	—
Cash inflow before acquisitions and financing	63.8	—	—	63.8
Cash inflow from financing:
– on acquisition	2,029.9	(592.8)	(1,436.1)	1.0
– after acquisition	502.2	—	(502.2)	—
Repayment of loans	(540.0)	540.0	—	—
Cash outflow on acquisitions	(1,914.7)	—	—	(1,914.7)
Balances assumed on acquisitions	8.3	(0.6)	(0.1)	7.6
Subordinated parent company loan	—	—	(100.0)	(100.0)
Finance fees paid	(49.4)	—	49.4	—
Interest and amortised fees	—	—	(65.0)	(65.0)
Other non-cash items	—	—	1.4	1.4
Currency movements	—	—	1.9	1.9

At 31 March 2002 (Successor)	100.1	(53.4)	(2,050.7)	(2,004.0)
Cash inflow less interest and taxation paid and capital expenditures	143.9	—	—	143.9
Cash inflow from financing:
– for acquisitions	408.8	—	(408.7)	0.1
– after acquisitions	77.0	—	(77.0)	—
Cash outflow on acquisitions	(470.9)	—	—	(470.9)
Reclass of long-term to short-term debt	—	(286.5)	286.5	—
Borrowings repaid	(211.9)	211.9	—	—
Finance fees paid	(16.1)	—	16.1	—
Interest and amortised fees	—	—	(102.9)	(102.9)
Currency movements	(0.9)	15.2	50.7	65.0

At 31 March 2003 (Successor)	30.0	(112.8)	(2,286.0)	(2,368.8)
Cash inflow from operating activities less interest paid and redemption premium and taxation paid and capital expenditures	48.0	—	19.4(a)	67.4
Cash outflow on acquisitions	(108.9)	—	—	(108.9)
Net proceeds from shares issued	304.4	—	—	304.4
Reclass of long-term to short-term debt	—	(41.9)	41.9	—
Borrowings repaid	(1,318.4)	112.8	1,205.6	—
New loans acquired	1,082.5	(85.8)	(996.7)	—
Finance fees paid	(16.4)	—	16.4	—
Non-cash charges	—	—	(66.9)	(66.9)
Currency movements	(2.8)	—	79.2	76.4

At 31 March 2004 (Successor)	18.4	(127.7)	(1,987.1)	(2,096.4)

(a)	The £141.8 million of interest paid in the year included £19.4 million of interest that had been capitalised as long-term debt.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

9. Movements in net debt (continued)

Reconciliation of net cash flow to movements in net debt

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March	Year ended 31 March
			2003	2004
	£	£	£	£
	(in millions)	(in millions)
Increase (decrease) in net cash in the period	24.3	100.1	(69.2)	(8.8)
Net cash (inflow) outflow from increase (decrease) in debt	(12.4)	(1,941.7)	(257.7)	171.7

Decrease (increase) in net debt resulting from cash flows	11.9	(1,841.6)	(326.9)	162.9
Balances assumed on acquisitions	—	(0.7)	—	—
Subordinated parent company loan	—	(100.0)	—	100.0
Interest and amortised fees	—	(65.0)	(102.9)	(66.9)
Other non-cash items	—	1.4	—	—
Currency movements	(1.8)	1.9	65.0	76.4

Decrease (increase) in net debt in the period	10.1	(2,004.0)	(364.8)	272.4
Net debt at beginning of the period	(294.2)	—	(2,004.0)	(2,368.8)

Net debt at end of the period	(284.1)	(2,004.0)	(2,368.8)	(2,096.4)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Intangible assets

Goodwill

£ (in millions)
Cost
Balance at 31 March 2002	1,705.8
Additions	361.4
Fair value adjustment(a)	(0.7)
Currency movements	(81.4)

Total cost at 31 March 2003	1,985.1

Amortisation
Balance at 31 March 2002	65.3
Charge for the year	98.4
Currency movements	(2.7)

Total amortisation at 31 March 2003	161.0

Net book value at 31 March 2003	1,824.1

Cost
Balance at 31 March 2003	1,985.1
Additions	100.4
Fair value adjustment	3.3
Currency movements	(117.3)

Total cost at 31 March 2004	1,971.5

Amortisation
Balance at 31 March 2003	161.0
Charge for the year	96.7
Currency movements	(11.5)

Total amortisation at 31 March 2004	246.2

Net book value at 31 March 2004	1,725.3

(a)	The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in the year ended 31 March 2002.

The acquisitions of the Yell Group from BT on 22 June 2001 and the McLeod acquisition on 16 April 2002 are detailed in note 8. The other goodwill arose on several small acquisitions. The goodwill arising on the acquisitions is being amortised on a straight-line basis over its estimated useful life of 20 years.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

11. Tangible fixed assets

Tangible fixed assets, comprising primarily computers and office equipment, are summarised as follows:

£ (in millions)
Cost
Balance at 31 March 2002	36.8
Acquisitions(a)	23.8
Additions	19.2
Disposals	(8.1)
Currency movements	(3.1)

Total cost at 31 March 2003	68.6

Depreciation
Balance at 31 March 2002	6.8
Charge for the year	22.5
Disposals	(8.1)
Currency movements	0.3

Total depreciation at 31 March 2003	21.5

Net book value at 31 March 2003	47.1

Cost
Balance at 31 March 2003	68.6
Acquisitions(a)	1.2
Additions	24.8
Disposals	(9.0)
Currency movements	(5.2)

Total cost at 31 March 2004	80.4

Depreciation
Balance at 31 March 2003	21.5
Charge for the year	22.9
Disposals	(8.4)
Currency movements	(1.5)

Total depreciation at 31 March 2004	34.5

Net book value at 31 March 2004	45.9

(a)	Fixed assets acquired comprised computers and office equipment.

The net book value of fixed assets included amounts of £0.8 million (2003-£0.2 million, 2002-£0.7 million) in respect of assets held under finance leases.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

12. Investments

	At 31 March 2003	At 31 March 2004
	£	£
	(in millions)
Shares in parent company	—	5.8
Other investments	1.9	1.8

	1.9	7.6

13. Stocks

	At 31 March 2003	At 31 March 2004
	£	£
	(in millions)
Directories in progress	143.5	147.2
Other	2.3	4.7

Total stocks	145.8	151.9

14. Debtors

	At 31 March 2003	At 31 March 2004
	£	£
	(in millions)
Trade debtors(a)	412.3	401.9
Other debtors	8.2	8.7
Accrued income(a)	7.6	4.7
Prepayments	10.2	10.6
Deferred tax asset (note 15)	23.1	34.7

Total debtors	461.4	460.6

(a)	The Yell Group’s trade debtors and accrued income are stated after deducting a provision of £113.1 million at 31 March 2004 (2003—£105.5 million) for doubtful debts and sales allowances. The amount charged to the Yell Group profit and loss account for doubtful debts for the year ended 31 March 2004 was £71.1 million (year ended 31 March 2003—£67.6 million; periods ended 22 June 2001 to 31 March 2002 and 1 April to 22 June 2001—£43.4 million and £9.8 million, respectively);

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

15. Deferred taxation

Deferred tax asset

	Year ended 31 March 2003	Year ended 31 March 2004
	£	£
	(in millions)
Balance at beginning of the year	3.4	23.1
Amount credited to profit and loss account	19.7	16.1
Adjustments relating to acquisitions	—	(1.9)
Currency movements	—	(2.6)

Balance at end of the year	23.1	34.7

The deferred tax assets are included in debtors (note 14). The elements of all net deferred tax assets not recognised in the accounts, including the cumulative unrecognised effect of net operating losses arising from operations in the United States, were as follows:

	At 31 March
	2003	2004
	£	£
	(in millions)
Tax effect of timing differences due to:
Amortisation and depreciation	(5.7)	(12.2)
Bad debt provisions	17.3	22.7
Recognised tax net operating losses	17.2	40.0
Stocks valuation	(16.8)	(22.6)
Accrued expenses	7.9	9.8
Other temporary differences	3.2	(3.0)

Recognised net deferred tax assets	23.1	34.7

Unrecognised deferred tax assets relating to tax net operating losses from US operations	27.2	7.7

These unrecognised net deferred tax assets are available to offset against future operating profits in the United States and are recognised when it is considered to be more likely than not that the US operations will become tax profitable. An amount of £127.0 million is available to use against taxable income in the United States in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2024 if not used.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

16. Loans and other borrowings

	Interest rate	At 31 March 2003	At 31 March 2004
	%	£	£
		(in millions)
Amounts falling due within one year
Senior credit facilities(a)(b)	5.30	111.8	80.0
Revolving loan under senior credit facilities	5.70	—	5.0
Net obligations under finance leases		1.0	0.8
Subordinated parent company loan		—	41.9

Total amounts falling due within one year		112.8	127.7

Amounts falling due after more than one year
Senior credit facilities(a)(b)	5.30	990.3	856.6
Senior notes:
Senior sterling notes(c)	10.75	242.0	158.1
Senior dollar notes(d)	10.75	122.2	68.1
Senior discount dollar notes(e)	13.95	114.8	73.1
Subordinated parent company loan		816.7	831.2

Total amounts falling due after more than one year		2,286.0	1,987.1

Net loans and other borrowings		2,398.8	2,114.8

(a)	Facilities comprise two term loans of £624.0 million and $596.0 million which are due in 2008. The senior credit facilities were drawn upon IPO to refinance in part loans drawn in June 2001. In addition to the term loans, the senior credit facilities include a revolving credit facility of £200.0 million. At 31 March 2004, £5.0 million was outstanding under the revolving credit facility. The senior credit facilities including the revolving credit facility have first priority security over substantially all of the Yell Group’s assets.

(b)	The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA” as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, total net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a six-monthly basis from 31 March 2004. The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2004 in compliance with these debt covenants.
(c)	This represents a £162.5 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.
(d)	This represents a $130.0 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.
(e)	This represents a $187.4 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000.0 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior debt. The 13.96% interest rate represents the rate of return from inception on the notes including the unwinding of the discount.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

16. Loans and other borrowings (continued)

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2004
	Principal amount	Deferred finance costs	Net balance
	£	£	£
	(in millions)
Senior credit facilities	947.8	(11.2)	936.6
Senior notes:
Senior sterling notes	162.5	(4.4)	158.1
Senior dollar notes	70.6	(2.5)	68.1
Senior discount dollar notes	75.1	(2.0)	73.1
Subordinated parent company loan	873.1	—	873.1
Revolving loan under senior credit facilities	5.0	—	5.0
Other	0.8	—	0.8

Total loans and borrowings	2,134.9	(20.1)	2,114.8

Repayments fall due as follows:

	At 31 March 2003	At 31 March 2004
	£	£
	(in millions)
Within one year, or on demand	112.8	127.7

Between one and two years	110.4	90.0
Between two and three years	134.4	100.0
Between three and four years	116.4	50.0
Between four and five years	122.4	627.8
After five years	1,841.7	1,139.4

Total due for repayment after more than one year	2,325.3	2,007.2

Total repayments due	2,438.1	2,134.9

Deferred finance costs	(39.3)	(20.1)

Total loans and other borrowings	2,398.8	2,114.8

17. Financial instruments and risk management

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

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Financial instruments and risk management (continued)

The Yell Group financed its operations prior to 22 June 2001 primarily by a mixture of BT’s net investment and loans. Subsequent to 22 June 2001 and up until the initial public offering on 15 July 2003, the Yell Group financed its operations primarily by long-term debt. Details of the Yell Group’s borrowings are disclosed in note 16. Subsequent to the initial public offering, the Yell Group funds the business largely from cash flows generated from operations.

All significant cash inflows and outflows associated with the Yell Group’s operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the United States are denominated in US dollars. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations in the United States into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 37% of our third party debt and 31% of our net interest expense are denominated in US dollars. The Group does not intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

The Yell Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risk through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. Under our previous senior facilities, we were required to hedge at least 50% of the variable rate indebtedness for a duration of two years. Under our new senior facilities agreement we are required to have fixed interest on at least 50% of all interest payments during the 21 months following each month end. This requirement ceases once the Group leverage ratio falls below 3.5 times. We have fixed interest on at least 50% of the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2006, with a review of this strategy on a quarterly basis.

During the year ended 31 March 2004, as set out in note 9, net debt decreased from £2,368.8 million to £2,096.4 million, primarily as a result of financings and their associated costs, foreign currency movements in the period and repaying borrowings on the initial public offering.

Other financial instruments

The Yell Group has short-term debtors and creditors which arise in the normal course of business and have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Yell Group’s risk between 31 March 2004 and the date of these financial statements.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Financial instruments and risk management (continued)

Currency risk profile

The interest rate profile of the Yell Group’s financial assets and liabilities was:

	Sterling	US dollar	Total
	£	£	£
	(in millions)

Floating rate	22.6	7.4	30.0

Total financial assets at 31 March 2003	22.6	7.4	30.0

Fixed rate	(1,735.3)	(458.4)	(2,193.7)
Floating rate	(81.7)	(123.4)	(205.1)

Total financial liabilities at 31 March 2003	(1,817.0)	(581.8)	(2,398.8)

Net financial liabilities at 31 March 2003	(1,794.4)	(574.4)	(2,368.8)

Floating rate	7.5	10.9	18.4

Total financial assets at 31 March 2004	7.5	10.9	18.4

Fixed rate	(1,386.6)	(295.7)	(1,682.3)
Floating rate	(278.0)	(174.6)	(452.6)

Total financial liabilities at 31 March 2004	(1,664.6)	(470.3)	(2,134.9)

Net financial liabilities at 31 March 2004	(1,657.1)	(459.4)	(2,116.5)

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 16. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 16. The Yell Group has entered into interest rate forward rate agreements and swaps for the purpose of hedging future floating interest rate movements. The Yell Group has fixed interest rates on at least 50% of the interest rate exposure on the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2006.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	Sterling	US dollar	Total borrowings
At 31 March 2003
Weighted average interest rate (%)	9.2	9.8	9.3
Weighted average period for which rate is fixed (years)	9.1	4.9	8.2
At 31 March 2004
Weighted average interest rate (%)	7.1	8.5	7.3
Weighted average period for which rate is fixed (years)	3.0	4.2	3.4

The floating-rate financial liabilities bear interest at rates fixed in advance for periods ranging from one month to six months by reference to LIBOR.

Borrowing facilities and liquidity risk

Since 22 June 2001, the Yell Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were committed senior debt facilities at 31 March 2004 of £200.0 million (2003—£100.0 million) of which £5.0 million had been drawn down at 31 March 2004 (2003-£nil). These facilities expire on 7 July 2008.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Financial instruments and risk management (continued)

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Yell Group’s financial instruments at 31 March 2003 and 2004. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	Book value at 31 March	Fair value at 31 March	Book value at 31 March	Fair value at 31 March

	2003	2003	2004	2004
	£	£	£	£
	(in millions)
Non-derivatives:
Assets
Cash at bank and in hand	30.0	30.0	18.4	18.4
Liabilities
Short-term borrowings(a)	112.8	112.8	127.7	127.7
Long-term borrowings(b)	2,286.0	2,302.2	1,987.1	1,987.1
Derivatives:
Interest rate swaps	—	(25.0)	—	(3.2)
Forward foreign exchange contracts	—	0.1	—	—

(a)	The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b)	The fair value of the Yell Group’s notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows:

	At 31 March 2004
	Gains	Losses	Net losses
	£	£	£
	(in millions)
Unrecognised gains and losses on hedges at 31 March 2004, of which:	1.1	(4.2)	(3.2)
Expected to be recognised in the year to 31 March 2005	0.2	(3.2)	(3.0)
Expected to be recognised after 31 March 2005	0.8	(1.0)	(0.2)

The Yell Group had no derivatives in any period prior to 22 June 2001.

18. Other creditors

Amounts falling due within one year

	At 31 March	At 31 March
	2003	2004

	£	£
	(in millions)
Trade creditors	34.9	26.0
Corporation tax	6.2	16.2
Other taxation and social security	24.7	22.9
Other creditors	5.7	4.4
Accrued expenses	90.4	89.7
Deferred income	74.0	71.8

Total other creditors falling due within one year	235.9	231.0

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

19. Called up share capital

	At 31 March 2003	At 31 March 2004

	£	£
	(in millions)
Authorised
900 shares of 100 euro each	0.1	0.1

Allotted, called up and fully paid
350 shares issued to Yell Group plc (2003 - 300 shares)	0.1	0.1

20. Changes in equity shareholders’ funds (deficit)

BT’s net investment in the Yell Group (pre-22 June 2001)

	BT’s net investment	Called up share capital	Share premium	Profit and loss account	Total
	£	£	£	£	£
	(in millions)
Balance at 31 March 2001 (Predecessor)	394.3	—	—	—	394.3
Profit from 1 April to 22 June 2001	15.8	—	—	—	15.8
Currency movements(a)	0.8	—	—	—	0.8

Balance at 22 June 2001 (Predecessor)	410.9	—	—	—	410.9

Cash retained by BT on acquisition					(40.8)
Taxation to be settled by BT after acquisition					17.1

Identifiable net assets sold by BT					387.2
Elimination of BT invested capital on acquisition from BT					(387.2)

Balance at 22 June 2001 (Successor)					—

(a)	The cumulative foreign currency translation adjustment was £25.1 million at 22 June 2001 (year ended 31 March 2001—£24.3 million, year ended 31 March 2000—£1.6 million).

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

20. Changes in equity shareholders’ funds (deficit) (continued)

Reconciliation of movement in the consolidated equity shareholders’ deficit (post-22 June 2001)

	Share capital	Share premium	Profit and loss account	Total
	£	£	£	£
	(in millions)
Issuance of share capital (ordinary shares)(a)	0.1	0.9	—	1.0
Loss for the period from 22 June 2001 to 31 March 2002	—	—	(47.2)	(47.2)
Currency movements	—	—	(3.7)	(3.7)

Balance at 31 March 2002 (Successor)	0.1	0.9	(50.9)	(49.9)
Issuance of share capital (ordinary shares)(b)	—	0.1	—	0.1
Loss for the year	—	—	(40.6)	(40.6)
Currency movements(c)	—	—	(34.0)	(34.0)

Balance at 31 March 2003 (Successor)	0.1	1.0	(125.5)	(124.4)
Issuance of share capital (ordinary shares)(d)	—	304.4	—	304.4
Loss for the year	—	—	(51.1)	(51.1)
Currency movements(c)	—	—	(65.0)	(65.0)

Balance at 31 March 2004 (Successor)	0.1	305.4	(241.6)	63.9

(a)	180 shares of 100 euro each were issued on incorporation at par value, and a further 20 shares were issued on 28 November 2001 for £971,000.
(b)	100 shares of 100 euro each were issued on 16 April 2002 for £111,600.
(c)	The cumulative foreign currency translation adjustment was a £102.7 million loss at 31 March 2004 (31 March 2003—£37.7 million loss, 31 March 2002—£3.7 million loss).
(d)	50 shares of 100 euro each were issued on 15 July 2003 for £304,401,000.

21. Financial commitments and contingent liabilities

	At 31 March 2003	At 31 March 2004

	£	£
	(in millions)
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	8.7	2.0
Between one and five years	5.2	11.1
After five years	7.3	5.8

Total payable within one year	21.2	18.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Financial commitments and contingent liabilities (continued)

Future minimum operating lease payments for the Yell Group at 31 March 2004 are as follows:

£ (in millions)
Payable in the year ending 31 March:
2005	18.9
2006	15.8
2007	11.9
2008	8.9
2009	8.2
Thereafter	27.2

Total future minimum operating lease payments	90.9

Operating lease commitments are principally in respect of leases of land and buildings.

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely.

There are no contingent liabilities or guarantees other than those referred above and on page 56 of the Operating and Financial Review and those arising in the ordinary course of the Yell Group’s business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

The Group does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Group.

22. Directors’ remuneration

The emoluments of the directors and the benefits including those received under the long-term incentive plans were:

	Year to 31 March
	2002	2003	2004
	£	£	£
	(in thousands)
Salary	706	795	890
Other benefits	77	48	69
Performance-related bonus	723	795	890
Non-executive directors’ fees and share benefits	6	197	933
Additional payments by BT following the acquisition on 22 June 2001(a)	3,800	—	—

Aggregate emoluments	5,312	1,835	2,782
Aggregate gains made on the exercise of share options	20	—	2,714
Aggregate amounts receivable under long-term incentive plans	132	46	—

	5,464	1,881	5,496

(a)	This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.

Two directors (2003: two, 2002: two) had retirement benefits accruing under a defined benefit pension scheme.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

22. Directors’ remuneration (continued)

Directors’ detailed remuneration

	John Condron			John Davis
	Year to 31 March			Year to 31 March
	2002	2003	2004	2002	2003	2004
	£	£	£	£	£	£
	(in thousands)			(in thousands)
Salary	416	485	550	290	310	340
Other benefits	29	27	47	48	21	22
Performance-related bonus	426	485	550	297	310	340
Additional payments by BT following the acquisition on 22 June 2001(a)	3,300	—	—	500	—	—

Aggregate emoluments	4,171	997	1,147	1,135	641	702
Gains made on exercise of share options	20	—	1,422	—	—	1,292
Amounts receivable under long-term incentive plans	132	46	—	—	—	—

	4,323	1,043	2,569	1,135	641	1,994

(a)	This amount included primarily an agreed settlement with BT to terminate the UK management incentive plan.

Non-executive directors’ fees

The non-executive directors, except Lord Powell of Bayswater, who held office between 22 June 2001 and 31 March 2002 were appointed to the board of the Yell Group as representatives of Apax Partners Managing Entities and Hicks Muse. Monitoring fees charged to the Yell Group by these companies are detailed in note 24.

During the year ended 31 March 2003, additional non-executive directors were appointed.

No fees were paid directly to non-executive directors who were representatives of Apax Partners Managing Entities or Hicks Muse prior to the flotation of our parent company. Fees were paid to the following non-executive directors.

	Year to 31 March
	2002	2003	2004
	£	£	£
	(in thousands)
Robert Scott	—	38	129
Charles Carey	—	38	57
John Coghlan	—	39	64
Joachim Eberhardt	—	38	63
Lydon Lea	—	—	45
Lord Powell of Bayswater	6	44	50

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

22. Directors’ remuneration (continued)

Retirement benefits

	John Condron			John Davis
	At 31 March			At 31 March
	2002	2003	2004	2002	2003	2004
	£	£	£	£	£	£
	(in thousands)			(in thousands)
Cumulative accrued annual pension	146	195	229	9	17	27
Cumulative accrued lump sum	439	584	686	—	—	—
Transfer value of increase in accrued benefit in excess of inflation less member contributions	817	659	426	25	35	54
Transfer value of accrued benefits at year end	2,018	2,923	3,647	59	119	207
Change in transfer value over year less member contributions		876	691		45	73

Beneficial and non-beneficial interests

The interests of directors and their families in Yell Group ordinary shares are shown below:

	At 31 March
	2003 (restated)(a)	2004
	Number	Number
John Condron	8,219,048	6,549,853
John Davis	3,424,603	2,901,379

(a)	Number of shares restated for share split.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions

SSAP 24—“Accounting for Pension Costs”

Pension costs in respect of the Yell Pension Plan (“YPP”), the BT Pension Scheme (“BTPS”) and the defined contribution schemes were:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June	22 June 2001 to 31 March		Year ended 31 March		Year ended 31 March
	2001	2002		2003		2004
	£	£		£		£
		(in millions)
Amounts expensed for YPP (defined benefit section)	1.0	4.7	(a)	8.0	(a)	8.3
Amounts charged from BTPS	0.5	0.9	(b)	—		—
Amounts expensed for defined contribution schemes	0.4	0.8		1.9		2.4

Total	1.9	6.4		9.9		10.7

(a)	From 1 November 2001 includes cost in respect of the members transferred from the BTPS.

(b)	For the period 1 April 2001 to 1 November 2001.

Yell Pension Plan (YPP)—Defined benefit Section

With effect from 1 October 2001, a defined contribution section was established in the YPP and the defined benefit sections were closed to new entrants.

The pension costs for the year ended 31 March 2002 in respect of the defined benefit sections of the YPP were based on the valuation at 6 April 1999. The pension cost for the year ended 31 March 2003 was based on the valuation at 5 April 2002. The valuations, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a discounted value of assets at 6 April 1999 and market value of assets in the 5 April 2002 valuation. The principal assumptions used and the results of the valuations are set out below:

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

For the year ended 31 March 2004, the Yell Group made regular contributions totalling £8.5 million to the defined benefit section (year ended 31 March 2003—£7.9 million; 1 April to 22 June 2001—£1.0 million; 22 June 2001 to 31 March 2002—£4.7 million). In addition, a contribution of £0.9 million (2003—£0.1 million) in respect of benefit improvements was made of which £0.8 million was accrued in the 2003 financial year. There are no provisions or prepayments held on the balance sheet in respect of this plan at 31 March 2004 or 2003. The group has a prepayment of £0.3 million at 31 March 2004 (2003—£nil).

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

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

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £2.4 million in the year ended 31 March 2004 (year ended 31 March 2003—£1.9 million; periods from 22 June 2001 to 31 March 2002 and 1 April to 22 June 2001—£0.8 million and £0.4 million respectively). Outstanding contributions amounted to £nil million as at 31 March 2003 (2003—£0.3 million). These are included in other creditors (note 18).

FRS 17—“Retirement benefits”

A valuation of the YPP for the purposes of FRS 17 was carried out at 31 March 2002 and updated to 31 March 2003 and 2004 by a qualified independent actuary. The following key assumptions were used:

	At 31 March 2002	At 31 March 2003	At 31 March 2004
	%	%	%
	per annum	per annum	per annum
Discount rate	6.0	5.4	5.4
Salary increases	4.2	4.0	4.4
Pension increases	2.7	2.5	2.9
Inflation rate	2.7	2.5	2.9

The assets in the YPP and the annual expected rates of return were:

	At 31 March 2002		At 31 March 2003		At 31 March 2004
	%	£	%	£	%	£
		(in millions)		(in millions)		(in millions)
Equities	7.6	38.6	7.8	49.9	7.7	66.4
Corporate Bonds	5.5	6.4	5.4	15.8	5.4	3.7
Gilts	n/a	—	4.8	28.4	4.7	52.3
Property	7.1	1.6	n/a	—	n/a	—
Other	3.5	3.5	n/a	—	n/a	—
Bulk transfer receivable from BTPS	7.6	52.9	n/a	—	n/a	—

Total		103.0		94.1		122.4

The following amounts as at 31 March 2002, 2003 and 2004 were measured in accordance with the requirements of FRS 17 and show the net balance sheet liability at the year end if FRS 17 had been adopted:

	At 31 March
	2002	2003	2004
	£	£	£
	(in millions)
Total market value of assets	103.0	94.1	122.4
Present value of scheme liabilities	(104.6)	(141.2)	(188.8)

Deficit in the scheme	(1.6)	(47.1)	(66.4)

Related deferred tax asset, based on 30% rate of tax	0.5	14.1	19.9

Net balance sheet liability	(1.1)	(33.0)	(46.5)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

The following amounts explain the change in the deficit in the scheme for the years ended 31 March 2003 and 2004 if FRS 17 had been adopted:

	Year ended 31 March
	2003	2004
	£	£
	(in millions)
Deficit in scheme at beginning of year	(1.6)	(47.1)
Movement in year:
Current service cost	(8.8)	(10.4)
Contributions	8.0	9.4
Past service costs	(0.3)	(0.8)
Other finance income (costs)	1.3	(1.5)
Actuarial loss	(45.7)	(16.0)

Deficit in scheme at 31 March	47.1	(66.4)

The full actuarial valuation at 5 April 2002 updated to 31 March 2003 showed a deficit of £47.1 million. Improvements in benefits costing £0.8 million were made in the year ended 31 March 2004 and contributions of £8.5 million (13.05% of pensionable earnings), plus an additional contribution of £0.1 million in respect of the benefit improvement, were made. A further additional contribution of £0.1 million in respect of the benefit improvement was made on 1 April 2003. In the year ended 31 March 2003, the Yell Group made contributions at an average rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums. Yell Group’s trustees have agreed that contributions for the next two years will be at the same rate with an evaluation of future contribution rates after the next evaluation.

As the scheme is closed to new members, under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

The history of experience gains and losses follows:

	Year ended 31 March
	2003		2004
Difference between the expected and actual return on scheme assets
— (loss) gain (£ in millions)	(27.4)		11.4
— (loss) gain (% of scheme assets)	(29%	)	9%

Experience gains and losses on scheme liabilities
— loss (£ in millions)	(4.7)		(8.4)
— loss (% of present value of scheme liabilities)	(3%	)	(4%	)

Total amount to be recognised in the statement of total recognised gains and losses upon full adoption of FRS 17
— loss (£ in millions)	(45.7)		(15.9)
— loss (% of present value of scheme liabilities)	(32%	)	(8%	)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

If the above amounts had been recognised in the financial statements, the Yell Group’s net liabilities and profit and loss account deficit at 31 March 2003 and 2004 would have been as follows:

	At 31 March
	2003	2004
	£	£
	(in millions)
Net (liabilities) assets excluding pension liability(a)	(123.6)	63.6
Pension liability	(33.0)	(46.5)

Net (liabilities) assets including FRS 17 pension liability	(156.6)	17.1

Deficit excluding pension liability	(125.5)	(241.6)
Pension reserve	(33.0)	(46.5)

Deficit including FRS 17 pension liability	(158.5)	(288.1)

(a)	Excluding SSAP 24 balance sheet items.

If the above amounts had been recognised in the financial statements, the Yell Group’s profit and loss account and statement of total recognised gains and losses for the years ended 31 March 2003 and 31 March 2004 would have included the following:

Amounts charged to operating profit
	Year ended 31 March
	2003	2004
	£	£
	(in millions)
Current service cost	8.8	10.4
Past service cost	0.3	0.8

Total operating charge	9.1	11.2

Net amount credited to net interest payable
	Year ended 31 March
	2003	2004
	£	£
	(in millions)
Expected return on pension scheme assets	7.9	6.5
Interest on pension scheme liabilities	(6.6)	(8.0)

Net return on pension scheme	1.3	(1.5)

Amount recognised in statement of total recognised gains and losses
	Year ended 31 March
	2003	2004
	£	£
	(in millions)
Actual return less expected return on pension scheme assets	(27.4)	11.4
Experience losses arising on the scheme liabilities	(4.7)	(8.4)
Changes in assumption underlying the present value of the scheme liabilities	(13.6)	(19.0)

Actuarial loss	(45.7)	(16.0)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

24. Related party transactions

Transactions with BT

Transactions with the Yell Group’s former parent, BT, which are not referred to in notes 1, 6, and 22 included the following:

Year ended 31 March
2002
£
(in millions)
Telecommunication services(a)	9.8
Building rental(a)	0.2
Motor vehicles costs(b)	1.8
Data capture(a)	0.3
Commission on BT Phonebooks(a)	(3.4)
Other	4.3

Total transactions with BT	13.0

(a)	Transactions are at amounts that would have been incurred had they been purchased from an independent third party.

(b)	Transactions are charged on an allocated cost basis.

In addition, prior to 22 June 2001, the Yell Group performed billing services for the BT group on an agency basis. In this capacity, the Yell Group collected and forwarded £9.5 million in the year ended 31 March 2002.

There have been no related party transactions with BT in the years ended 31 March 2003 and 31 March 2004.

Transactions with funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate and Furst Incorporated (“Hicks Muse”)

Funds managed or advised by Apax Partners and Hicks Muse have held deep discount bonds issued by our parent company of £610 million subscribed amount. Details of these bonds are given in note 16. All of the deep discount bonds were redeemed in the year ended 31 March 2004.

Under the arrangement put in place following the acquisition from BT, Apax Partners Managing Entities and affiliates of Hicks Muse charged monitoring fees of £25.8 million for the year ended 31 March 2004 (2003—£3.2 million, 2002—£1.9 million), of which £nil million (2003—£0.9 million, 2002—£1.1 million) remained outstanding at the year end.

Transaction costs charged to the Yell Group on 22 June 2001, on the McLeod acquisition and on the NDC acquisition from Apax Partners Managing Entities and affiliates of Hicks Muse were £15.0 million, and £3.1 million and £0.3 million each, respectively.

No transaction or monitoring fees were payable after 15 July 2003, the date of our parent company’s initial public offering. Apax Partners Managing Entities and affiliates of Hicks Muse ceased being related parties on 6 January 2004, when they sold their equity interests in our parent company.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes

Our parent company, Yell Group plc, has various stock option plans for employees and directors. The maximum number of options available for grant under these plans is discussed in Section E, Share Ownership.

Description of schemes

(a)	The Yell Group Limited Plans

In March 2002, our parent company introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans were set up to provide employees with option awards for shares that would become exercisable on an exit event (e.g. sale or quotation). The option life under these plans is ten years from date of grant. Under these plans 9,750,735 options were granted in March 2002 at an exercise price of 0.365 pence each. No options were exercised in the year ended 31 March 2003 and 210,615 options lapsed. In the year ended 31 March 2004 2,977,557 options were granted at an exercise price of 0.365 pence each, 5,685,594 options were exercised and 1,409,316 options lapsed. In addition, social security tax liabilities arose in respect of options exercised under these options by employees in the United Kingdom and United States of £1.8m and £0.2m respectively, being 12.8% and 7.65% respectively of the difference between the share price on the date of exercise and the exercise price.

(b)	The Yell Group plc Yellow Book (USA) West Management Share Option Scheme

In September 2002, our parent company introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Share Option Scheme for certain employees of the former McLeod directories. This plan provided employees with option awards for shares that vest ratably on each anniversary of the grant date over a three-year period. The options could be exercised and sold on the later of the vesting date or the date of an exit event. The option life under the plan is ten years from the date of grant. Under this plan 1,506,805 options were granted at an exercise price of £1.28. As a result there were 1,506,805 options outstanding at 31 March 2003. As a result of the initial public offering, 110,859 of these options were exercised. 40,725 options lapsed in the year ended 31 March 2004. A charge in respect of these schemes arose on the occurrence of the initial public offering.

(c)	The Yell Group plc Sharesave Plan

The Yell Group plc Sharesave Plan (the “Sharesave”) was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary shares of Yell Group plc, our parent company, out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the Ordinary shares at the date of grant. The Sharesave Plan is Inland Revenue approved and therefore no charge has been recorded to the profit and loss account in accordance with the exemption available under UITF 17. During the year ended 31 March 2004 3,579,347 options were granted at an exercise price of £2.60 and 113,065 of these had lapsed by the end of the year.

(d)	The Yell Group plc 2003 Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the “US ESPP”) was established in July 2003. Eligible employees are entitled to purchase Ordinary shares of Yell Group plc, our parent company (“Ordinary shares”), at the lower of 85% of the fair market value of the Ordinary shares on the date the Ordinary shares are offered and 85% of the fair market value of the Ordinary shares on the date ending the offer period when the Ordinary shares are purchased by the employee. All Ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions. Based on the value at date of offer, 984,617 options were issued in November 2003.

(e)	The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the “UK Option Scheme”) was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per Ordinary share at which options will be

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes (continued)

exercised will be not less than the market value of the Ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which our parent company releases its quarterly, half- yearly or final consolidated results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after the initial date of grant, with, where appropriate, one re-test of the performance condition at the end of the year. The option life under this plan is ten years from the date of grant. During the year ended 31 March 2004 3,319,043 options were granted at an average price of £2.91.

(f)	The Yell Group plc 2003 US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the “US EIP”) was established July 2003. It allows our parent company to issue both non-qualified and incentive stock options and Ordinary shares. The Board of our parent company has sole discretion to determine who may receive awards under the US EIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by our parent company. During the year ended 31 March 2004 4,610,281 options were granted at an average exercise price of £2.93.

(g)	The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan (“CAP”) was established in March 2004. It allows our parent company to award Ordinary Shares to employees which vest three years from the date of grant. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom our parent company wishes to retain as key talent within the organization. 1,774,327 ordinary shares were issued under this plan to employees in March 2004.

Options under share schemes

The following table summarises option activity for 2004, 2003 and 2002:

	2002		2003		2004
	Shares	Weighted average exercise price (pence)	Shares	Weighted average exercise price (pence)	Shares	Weighted average exercise price (pence)
Outstanding at beginning of year	—	—	9,750,735	0.365	11,046,925	18
Granted	9,750,735	0.365	1,506,805	128	15,470,845	226
Exercised	—	—	—	—	(5,796,453)	3
Expired or forfeited	—	—	(210,615)	—	(1,563,106)	22

Outstanding at end of year	9,750,735	0.365	11,046,925	18	19,158,211	190

Options exercisable at year end	—	—	—	—	6,777,988	26
Shares available for future grant at year end	23,125,455	—	23,336,091	—	57,398,341	—
Weighted-average fair value of options granted during the year	9,750,735	18	1,506,805	25	15,470,845	69
Weighted-average exercise price equal to fair value of ordinary shares at date of grant	—	—	1,506,805	128	9,284,545	268
Weighted-average exercise price greater than fair value of ordinary shares at date of grant	—	—	9,540,120	0.365	9,873,666	117
Weighted-average exercise price less than fair value of ordinary shares at date of grant	9,750,735	0.365	—	—	—	—

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes (continued)

The following table summarises information about stock options outstanding at March 31, 2004:

Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average contractual life	Number exercisable
Pence		Years
0.365	5,422,767	10	5,422,767
128	1,355,221	10	1,355,221
260	4,450,899	4	—
285	2,811,403	10	—
296	5,117,921	10	—

1 to 296	19,158,211	8.6	6,777,988

26. Auditors’ remuneration

The following fees were paid or are payable to the Yell Group’s auditors for the years ended 31 March 2002, 31 March 2003 and 31 March 2004:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004
	£	£	£	£
	(in millions)	(in millions)
Audit services
Statutory audit	—	0.4	0.6	0.6
Audit-related regulatory reporting	—	—	0.1	0.2
Further assurance services	—	—	0.6	0.2
Tax services
Compliance services	—	—	0.1	0.1
Advisory Services	—	—	0.2	1.0
Other services:
Accounting and tax advice on purchase from BT	—	1.6	—	—
Accounting and tax advice on US reporting and bond issuance	—	0.8	—	—
Other services not covered above	—	0.3	0.3	—

Total auditors’ remuneration	—	3.1	1.9	2.1

In addition to the amounts above, fees in relation to accounting and tax advice in respect of our parent company’s postponed IPO in the year ended 31 March 2003 and our parent company’s global offer in the year ended 31 March 2004, which were approved and incurred prior to our parent company’s IPO, were £4.3 million and £3.6 million respectively. In addition, certain fees in relation to due diligence totalling £0.5 million in the year ended 31 March 2004 were approved and incurred prior to our parent company’s IPO.

Prior to the acquisition on 22 June 2001, the audits of the combined financial statements of the operations comprising the Yell Group were carried out in connection with a proposed demerger of the Yell Group by BT. The costs of these audits (£0.7 million) was borne by BT and are not included in the auditors’ remuneration disclosed above.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles

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

(c) Goodwill and other intangibles

Under UK GAAP the purchase price of acquisitions is allocated to the fair market value of identifiable acquired tangible assets, with the excess recorded as goodwill with an estimated economic life of 20 years. Under US GAAP the purchase price is allocated to the fair value of identifiable acquired tangible and intangible assets, including acquired customer relationships that are amortised over five to nine years and brand names that are amortised over five or forty years with the excess recorded as goodwill. On April 1, 2002, the Yell Group adopted Statement of Financial Accounting Standards No 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”. SFAS 142 eliminates amortisation of goodwill associated with business combinations completed after 30 June 2001 and requires annual impairment tests. During the transition period from 1 July 2001 through 31 March 2002, the Company’s goodwill associated with business combinations completed prior to 1 July 2001 continued to be amortised over a period of up to 20 years. Effective 1 April 2002, all goodwill amortisation was discontinued under US GAAP. Upon adoption the Yell Group completed its transitional impairment tests of goodwill as of 1 April 2002 and determined that goodwill balances were not impaired. Also upon adoption the company evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate. Goodwill impairment tests were also completed at 31 March 2003 and 2004, which determined that goodwill balances were not impaired. The aggregate amortisation expense for the years ended 31 March 2003 and 2004 and the estimated aggregate amortisation expense for the succeeding five years, assuming a constant US dollar exchange rate, are as follows:

£ (in millions)
Aggregate amortisation expense
For year ended 31 March 2003	106.7
For year ended 31 March 2004	86.5

Estimated amortisation expense
For year ending 31 March 2005	74.5
For year ending 31 March 2006	60.6
For year ending 31 March 2007	49.9
For year ending 31 March 2008	41.7
For year ending 31 March 2009	35.9

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

Goodwill

The changes in the net book value of goodwill for the years ended 31 March 2003 and 31 March 2004 are as follows:

	UK	US	Yell Group
	£	£	£
		(in millions)
Balance as of 1 April 2002	599.4	354.4	953.8
Goodwill acquired during year	—	299.7	299.7
Reversal of valuation allowance on deferred tax assets acquired	—	(17.2)	(17.2)
Currency movements	—	(58.9)	(58.9)

Balance as of 31 March 2003	599.4	578.0	1,177.4
Goodwill acquired during year	—	76.1	76.1
Reversal of valuation allowance on deferred tax assets acquired	—	(8.2)	(8.2)
Fair value adjustments(a)	—	3.3	3.3
Currency movements	—	(85.6)	(85.6)

Balance as of 31 March 2004	599.4	563.6	1,163.0

(a)	The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in prior years.

Intangible assets under US GAAP comprise:

	At 31 March
	2003	2004
	£	£
	(in millions)
Gross book value
Acquired customer relationships	493.4	498.1
Brand names	535.0	511.6
Additional minimum liability	0.3	1.1
Goodwill (net of amortisation to 31 March 2002)	1,177.4	1,163.0

Total gross book value under US GAAP	2,206.1	2,173.8

Accumulated amortisation
Acquired customer relationships	(161.1)	(224.6)
Brand names	(25.6)	(39.6)

Total accumulated amortisation under US GAAP	(186.7)	(264.2)

Net book value in accordance with US GAAP	2,019.4	1,909.6
Net book value in accordance with UK GAAP	1,824.1	1,725.3

Estimated UK to US GAAP adjustments	195.3	184.3

Included in goodwill is £344.9 million of unamortised goodwill relating to purchases made after 1 April 2002.

In the year 31 March 2004, the remaining £3.1 million asset relating to the “Planet Pages” brand name was written off as this name, which was acquired in connection with the McLeod business, is no longer used.

Additionally, under US GAAP, the difference between the retail value and net replacement value of directories in progress is included in directories in progress and charged against profits when the directories are delivered. Under UK GAAP the difference is included in goodwill.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

(d) Derivative financial instruments

Certain financial risks are managed through the use of financial instruments, mainly interest rate swaps/collars. These contracts provide economic hedging to the Company; however, they do not qualify as hedges for US GAAP accounting purposes under Statement of Financial Accounting Standards No 133 “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted. Derivative financial instruments are recorded on the balance sheet at fair value. Therefore, unrealised gains/losses must be recorded in the profit and loss account at each reporting date. For the interest rate derivative contracts, a gain of £21.7 million would have been recorded for the year ended 31 March 2004 (2003—loss of £13.6 million, 2002—loss of £11.3 million) under US GAAP, within interest expense. The liability at 31 March 2004 would have been £3.2 million (2003—£24.9 million, 2002—£11.3 million). These movements reflect fluctuations in the fair value of the US dollar and pounds sterling floating interest rate swaps since the contracts were agreed, and the unwinding of losses previously recognised under US GAAP which have been recorded as expense under UK GAAP.

(e) Management incentive plans

Under UK GAAP, certain incentive payments made by BT to senior management were accounted for as an adjustment to the Yell Group purchase price. Under US GAAP, these payments would be treated as an expense that would be ‘pushed down’ to the acquired company.

(f) Employee option plans

Under UK GAAP, compensation expense on awards of stock options and other share-based compensation is measured based on the intrinsic value of the awards, if any, at the date of grant. Under US GAAP, compensation expense is measured based on the fair value of the awards at the date of grant. The fair value of each option grant during the period from 1 April 2001 through June 2003 was estimated at the date of grant using the minimum-value method. The fair value of each option grant subsequent to June 2003 was estimated at the date of grant using the Black-Scholes option valuation method. The Group used the following weighted-average assumptions in its estimations of fair value:

	Year ended 31 March
	2002	2003	2004
Risk free interest rate	4.0%	4.3%	4.4%
Expected dividend yield	0%	0%	3%
Expected volatility	0%	0%	35%
Expected life of option	2.0 years	5.0 years	3.7 years

(g) Closure provisions

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

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

(h) Deferred taxation

The reconciling adjustment for deferred taxation comprises the tax effects arising from the other UK to US GAAP adjustments listed in the reconciliation below, together with the effect of an adjustment of £8.2 million for the year ended 31 March 2004 (2003—£17.2 million) to reverse tax benefits associated with the reversal of a valuation allowance recorded on purchase which under US GAAP results in a reduction to goodwill.

At 31 March 2004, the adjustment to decrease shareholders’ funds (deficit) of £182.9 million (2003—£223.9 million decrease, 2002—£235.0 million decrease) included the tax effect of other US GAAP adjustments. This comprised an adjustment increasing current deferred tax assets by £35.7 million (2003—£21.1 million, 2002—£15.1 million) increasing non-current deferred tax assets by £nil million at 31 March 2004 (2003—£14.0 million, 2002—£nil) which were net of a £7.7 million (2003—£54.6 million, 2002—£71.3 million), valuation allowance for deferred tax assets arising from operations in the United States, and £218.6 million (2003—£259.0 million, 2002—£250.1 million) of non-current deferred tax liabilities. Deferred tax assets arising from operations in the United Kingdom are considered to be recoverable for all years presented.

For the periods from 1 April to 22 June 2001 and 22 June 2001 to 31 March 2002, the US GAAP deferred taxation adjustment to shareholders’ deficit relates largely to the deferred tax liabilities arising on the intangible assets other than goodwill arising as a result of the acquisition from BT.

(i) Gross profit under US GAAP presentation

Under UK GAAP, doubtful debt expenses are included in cost of sales. Under US GAAP, these expenses do not meet the criteria to be classified as cost of sales and thus would be included in administrative expenses. Additionally, distribution costs would be included in cost of sales under US GAAP.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

II    Profit (loss) and shareholders’ (deficit) funds reconciliation statements

The following statements summarise estimated adjustments, gross of their tax effect, which reconcile profit (loss) and shareholders’ (deficit) funds from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Profit (loss)

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

	£	£	£	£
	(in millions)	(in millions)
Profit (loss) for the financial period under UK GAAP	15.8	(47.2)	(40.6)	(51.1)
Adjustment for:
Directories in progress
– Deferred costs	(6.2)	4.3	(23.9)	(20.8)
– Acquisition accounting(a)	—	(94.1)	(24.2)	—
Pensions	(0.4)	(0.2)	0.1	(8.0)
Goodwill	—	26.9	98.3	96.7
Other intangible assets	(2.0)	(83.0)	(106.8)	(86.5)
Derivative financial instruments	—	(11.3)	(13.6)	21.7
Employee option costs	—	—	—	(1.3)
Management incentive plans(a)	(24.1)	—	—	—
Closure provisions	—	—	2.9	(0.6)
Deferred taxation	(1.3)	56.7	28.7	28.6

Net loss as adjusted for US GAAP	(18.2)	(147.9)	(79.1)	(21.3)

(a)	Represents certain adjustments that arose as a result of acquisitions.

Effective 1 April 2002, the Group adopted SFAS 142 for US GAAP reporting purposes which eliminated the requirement to amortise goodwill. The following table presents net loss after eliminating the effect of goodwill amortisation from 1 April 2001.

Adjusted net loss

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002

	£	£
	(in millions)	(in millions)
Reported net loss as adjusted for US GAAP	(18.2)	(147.9)
Goodwill amortisation, net of tax	1.6	55.6

Adjusted net loss as adjusted for US GAAP	(16.6)	(92.3)

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

Shareholders’ (deficit) funds

	At 31 March
	2003	2004
	£	£
	(in millions)
Shareholders’ (deficit) funds under UK GAAP	(124.4)	63.9
Adjustment for:
Directories in progress	(92.6)	(103.2)
Pensions	7.7	(0.3)
Additional minimum pension liability	(35.8)	(37.9)
Goodwill	(646.7)	(562.3)
Other intangible assets	842.0	746.6
Derivative financial instruments	(24.9)	(3.2)
Closure provisions	2.9	2.3
Deferred taxation	(223.9)	(182.9)

Shareholders’ deficit as adjusted for US GAAP	(295.7)	(77.0)

III    Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No 1, “Cash Flows Statement” (“FRS 1”). The statements prepared under FRS 1 present substantially the same statements as that required under Statement of Financial Accounting Standards No 95 “Statement of Cash Flows” (“SFAS 95”).

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

Cash flows under FRS 1 in respect of interest and finance fees paid and taxation would be included within operating activities under SFAS 95.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP.

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

	£	£	£	£
	(in millions)	(in millions)
Net cash provided by operating activities	28.8	48.3	143.8	56.1
Net cash used in investing activities	(16.9)	(1,890.9)	(486.9)	(139.2)
Net cash provided by financing activities	12.4	1,942.7	273.9	74.3

Net increase (decrease) in cash and cash equivalents at end of the period(a)	24.3	100.1	(69.2)	(8.8)
Effects of exchange rate changes on cash and cash equivalents	—	—	(0.9)	(2.8)
Cash and cash equivalents at beginning of the period	24.8	—	100.1	30.0

Cash and cash equivalents at end of the period(a)	49.1	100.1	30.0	18.4

(a)	Cash and cash equivalents under US GAAP are the same as cash at bank and in hand under UK GAAP for all periods presented.

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

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

The components of the pension cost for the YPP comprised:

	Combined (Predecessor)	Consolidated (Successor)
	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended 31 March 2003	Year ended 31 March 2004

	£	£	£	£
	(in millions)	(in millions)
Service cost	1.4	5.8	9.1	12.6
Interest cost	0.8	4.5	6.6	8.0
Expected return on scheme assets	(0.8)	(5.5)	(7.9)	(6.5)
Amortisation of net obligation at date of limited application of SFAS 87	0.1	—	—	3.1
Recognised losses	—	—	0.1	—

YPP pension costs for the period under US GAAP	1.5	4.8	7.9	17.2

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

The information required to be disclosed in accordance with Statement of Financial Accounting Standard No 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106” (“SFAS 132 R”) concerning the funded status of the YPP at and for the years ended 31 March 2003 and 2004, based on the valuation at 6 April 1999 and 5 April 2002, respectively, is as follows:

	At and for the year ended 31 March
	2003	2004
	£	£
	(in millions)
Changes in benefit obligation
Present value of scheme liabilities at the beginning of the year	109.6	147.9
Service cost	9.2	12.6
Interest cost	6.6	8.0
Employees’ contributions	3.6	3.7
Actuarial movement	19.6	24.6
Benefits paid or payable	(1.0)	(2.7)
Plan amendments	0.3	0.8

Benefit obligation at the end of the year	147.9	194.9

Year ended 31 March 2004

£
(in millions)
Amounts recognised in the statement of financial position consist of:
Prepaid pension costs	(37.9)
Intangible asset	1.1
Charge to equity	36.8

Net prepaid pension costs recognised	—

The accumulated benefit obligation of £160.3 million at 31 March 2004 (2003—£122.2 million) was calculated on the assumption that pension increases start immediately. Scheme assets at 31 March 2002 exceeded the accumulated benefit obligations.

	At 31 March
	2003	2004
	£	£
	(in millions)
Changes in scheme assets
Market value of scheme assets at the beginning of the year	103.0	94.1
Actual return on scheme assets	(19.5)	17.8
Employer’s contributions	8.0	9.5
Employees’ contributions	3.6	3.7
Benefits paid or payable	(1.0)	(2.7)

Market value of assets at the end of the year	94.1	122.4

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

27. United States Generally Accepted Accounting Principles (continued)

	At 31 March
	2003	2004
	£	£
	(in millions)
Funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(53.8)	(72.6)
Unrecognised prior service cost (a)	0.3	1.1
Other unrecognised net actuarial losses	61.2	71.5

Prepaid pension costs under US GAAP	7.7	—

(a)	The unrecognised prior service cost is being amortised over 15 years.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 April 2002, 1 April 2003 and 1 April 2004:

	Rates (per annum)%
	2002	2003	2004
Discount rate	6.00	5.40	5.40
Rate of future pay increases	4.20	4.00	4.40
Pension increases	2.70	2.50	2.90
Expected return on assets	7.35	6.50	6.35

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

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. Valuation and Qualifying Accounts and Reserves

The following table presents the movements in provision and valuation allowances:

	Balance at beginning of year	Charged to profit and loss	Charged to other accounts/ acquired	Deductions/ other	Balance at end of year
	£	£	£	£	£
	(in millions)

1 April to 22 June 2001
(Predecessor)
Allowance for doubtful debts	60.9	13.5	—	(18.8)	55.6
Provisions for deferred compensation	18.0	3.0	0.7	(21.7)	—
Unrecognised net deferred tax assets	22.8	—	3.5	—	26.3

22 June 2001 to 31 March 2002
(Successor)
Allowance for doubtful debts	55.6	65.2	—	(49.4)	71.4
Provisions for deferred compensation	—	—	—	—	—
Unrecognised net deferred tax assets	26.3	—	11.4	—	37.7

Year ended 31 March 2003
(Successor)
Allowance for doubtful debts	71.4	115.9	19.2	(101.0)	105.5
Provisions for deferred compensation	—	—	—	—	—
Unrecognised net deferred tax assets	37.7	—	(10.5)	—	27.2

Year ended 31 March 2004
(Successor)
Allowance for doubtful debts	105.5	72.5	2.3	(67.2)	113.1
Provisions for deferred compensation	—	—	—	—	—
Unrecognised net deferred tax assets	27.2	—	(19.5)	—	7.7

29. Supplemental Guarantor Information

The notes issued by Yell Finance B.V. (the “Issuer”) pursuant to Rule 144A under the US Securities Act 1933 and described in note 16 are guaranteed by Yellow Pages Limited and certain subsidiaries (the “Guarantor”). Yellow Pages Limited and certain subsidiaries are the wholly owned guarantor subsidiaries of Yell Finance B.V. who jointly and severally, fully and unconditionally guarantee the debt securities that were issued. Yellow Pages Limited has granted a security interest over substantially all of its assets including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements and a floating charge over all of its other undertakings and assets. Substantially all of Yell Finance B.V.’s income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the debt service obligations are provided in large part by distributions or advances from Yellow Pages Limited and its subsidiaries.

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

YELL GROUP

NOTES TO THE FINANCIAL STATEMENTS (continued)

29. Supplemental Guarantor Information (continued)

The following information sets out the consolidating profit and loss accounts and cash flow statements for the two years ended 31 March 2004 and the period from 22 June 2001 to 31 March 2002 and the consolidating balance sheets at 31 March 2003 and 2004.

The Yell Group has not provided reconciliations from UK GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. All reconciling items as shown in note 27 relate to the Guarantor. Information has not been provided for the period prior to 22 June 2001, as the companies were not incorporated until this date.

YELL GROUP

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Consolidated (Successor)
	22 June 2001 to 31 March 2002
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	696.3	—	696.3
Cost of sales	—	(315.9)	—	(315.9)

Gross profit	—	380.4	—	380.4
Distribution costs	—	(18.5)	—	(18.5)
Administrative expenses	—	(243.2)	—	(243.2)

Total operating profit	—	118.7	—	118.7

Interest payable	(96.2)	(160.9)	96.2	(160.9)
Interest receivable	96.2	2.3	(96.2)	2.3

Net interest payable	—	(158.6)	—	(158.6)

Profit (loss) on ordinary activities before taxation	—	(39.9)	—	(39.9)
Tax on profit (loss) on ordinary activities	(0.3)	(7.0)	—	(7.3)

(Loss) profit for the financial period	(0.3)	(46.9)	—	(47.2)

YELL GROUP

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Consolidation (Successor)
	Year ended 31 March 2003
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,114.0	—	1,114.0
Cost of sales	—	(509.9)	—	(509.9)

Gross profit	—	604.1	—	604.1
Distribution costs	—	(36.0)	—	(36.0)
Administrative costs	(9.9)	(374.8)	—	(384.7)

Total operating (loss) profit	(9.9)	193.3	—	183.4

Interest payable	(146.6)	(239.0)	146.6	(239.0)
Interest receivable	146.6	2.4	(146.6)	2.4

Net interest payable	—	(236.6)	—	(236.6)

Loss on ordinary activities before taxation	(9.9)	(43.3)	—	(53.2)
Tax credit on loss on ordinary activities	—	12.6	—	12.6

Loss for the financial period	(9.9)	(30.7)	—	(40.6)

YELL GROUP

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Consolidation (Successor)
	Year ended 31 March 2004
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,186.9	—	1,186.9
Cost of sales	—	(552.9)	—	(552.9)

Gross profit	—	634.0	—	634.0
Distribution costs	—	(34.5)	—	(34.5)
Administrative costs	(8.4)	(440.7)	—	(449.1)

Total operating (loss) profit	(8.4)	158.8	—	150.4

Interest payable	(100.2)	(248.6)	152.1	(196.7)
Interest receivable	152.1	2.2	(152.1)	2.2

Net interest payable	51.9	(246.4)	—	(194.5)

Profit (loss) on ordinary activities before taxation	43.5	(87.6)	—	(44.1)
Tax credit on loss on ordinary activities	(15.2)	8.2	—	(7.0)

Profit (loss) for the financial year	28.3	(79.4)	—	(51.1)

YELL GROUP

CONSOLIDATED CASH FLOW STATEMENTS

	Consolidated (Successor)
	22 June 2001 to 31 March 2002
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash inflow from operating activities	—	158.7	—	158.7

Returns on investments and servicing of finance
Interest paid	(2.8)	(83.1)	—	(85.9)
Finance fees paid	(19.1)	(30.3)	—	(49.4)

Net cash outflow for returns on investments and servicing of finance	(21.9)	(113.4)	—	(135.3)

Taxation	—	(0.4)	—	(0.4)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(9.7)	—	(9.7)
Sale of tangible fixed assets	—	1.1	—	1.1
Amounts loaned to subsidiaries	(1,019.3)	—	1,019.3	—
Investment in subsidiary	(1.0)	—	1.0	—

Net cash (outflow) inflow for capital expenditure and financial investment	(1,020.3)	(8.6)	1,020.3	(8.6)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(1,906.4)	—	(1,906.4)

Net cash outflow for acquisitions	—	(1,906.4)	—	(1,906.4)

Net cash (outflow) inflow before financing	(1,042.2)	(1,870.1)	1,020.3	(1,892.0)

Financing
Issue of ordinary share capital	1.0	1.0	(1.0)	1.0
Proceeds from third-party borrowings	1,002.2	989.9	—	1,992.1
Proceeds from parent company borrowings	539.0	1,019.3	(1,019.3)	539.0
Third-party borrowings repaid	(500.0)	(40.0)	—	(540.0)

Net cash inflow (outflow) from financing	1,042.2	1,970.2	(1,020.3)	1,992.1

Increase in net cash in the period	—	100.1	—	100.1

YELL GROUP

CONSOLIDATING CASH FLOW STATEMENTS

	Consolidation (Successor)
	Year ended 31 March 2003
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash (outflow) inflow from operating activities	(28.3)	337.4	—	309.1

Returns on investments and servicing of finance
Interest received (paid)	10.3	(149.8)	—	(139.5)
Finance fees paid	(6.2)	(9.9)	—	(16.1)

Net cash inflow (outflow) for returns on investments and servicing of finance	(4.1)	(159.7)	—	(155.6)

Taxation	—	(9.7)	—	(9.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(16.0)	—	(16.0)
Amounts loaned to subsidiaries	(53.0)	—	53.0	—
Investment in subsidiary	(0.1)	—	0.1	—

Net cash (outflow) inflow for capital expenditure and financial investment	(53.1)	(16.0)	53.1	(16.0)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(470.9)	—	(470.9)

Net cash outflow for acquisitions	—	(470.9)	—	(470.9)

Net cash (outflow) inflow before financing	(77.3)	(318.9)	53.1	(343.1)

Financing
Issue of ordinary share capital	0.1	0.1	(0.1)	0.1
Proceeds from third-party borrowings	173.7	250.7	—	424.4
Proceeds from parent company borrowings	61.3	53.0	(53.0)	61.3
Third-party borrowings repaid	(157.8)	(54.1)	—	(211.9)

Net cash inflow (outflow) from financing	77.3	249.7	(53.1)	273.9

Decrease in net cash in the period	—	(69.2)	—	(69.2)

YELL GROUP

CONSOLIDATING CASH FLOW STATEMENTS

	Consolidation (Successor)
	Year ended 31 March 2004
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash (outflow) inflow from operating activities	(15.8)	269.3	—	253.5

Returns on investments and servicing of finance
Interest received (paid)	—	(141.8)	—	(141.8)
Redemption premium paid	(19.7)	—	—	(19.7)
Finance fees paid	—	(16.4)	—	(16.4)

Net cash inflow (outflow) for returns on investments and servicing of finance	(19.7)	(158.2)	—	(177.9)

Taxation	—	(13.7)	—	(13.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(24.5)	—	(24.5)
Purchase of shares in parent company	—	(5.8)	—	(5.8)
Amounts loaned to subsidiaries	(80.8)	—	80.8	—
Investment in subsidiary	(604.4)	—	604.4	—

Net cash (outflow) inflow for capital expenditure and financial investment	(685.2)	(30.3)	685.2	(30.3)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(108.9)	—	(108.9)

Net cash outflow for acquisitions	—	(108.9)	—	(108.9)

Net cash (outflow) inflow before financing	(720.7)	(41.8)	685.2	(77.3)

Financing
Issue of ordinary share capital	304.4	604.4	(604.4)	304.4
Proceeds from third-party borrowings	—	503.1	—	503.1
Proceeds from parent company borrowings	579.4	80.8	(80.8)	579.4
Third-party borrowings repaid	(163.1)	(1,155.3)	—	(1,318.4)

Net cash inflow (outflow) from financing	720.7	33.0	(685.2)	68.5

Decrease in net cash in the year	—	(8.8)	—	(8.8)

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

YELL GROUP

CONSOLIDATING BALANCE SHEETS

	Consolidation (Successor)
	At 31 March 2004
	Yell Finance B.V. (Issuer of notes)	Yellow Pages Limited (Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Fixed assets
Intangible assets	—	1,725.3	—	1,725.3
Tangible assets	—	45.9	—	45.9
Investment	605.5	1.8	(605.5)	1.8

Total fixed assets	605.5	1,773.0	(605.5)	1,773.0

Current assets
Stock	—	151.9	—	151.9
Debtors	—	466.4	—	466.4
Intercompany debtors	897.8	1,644.8	(2,542.6)	—
Cash at bank and in hand	—	18.4	—	18.4

Total current assets	897.8	2,281.5	(2,542.6)	636.7

Creditors: amounts falling due within one year
Loans and other borrowings	(41.8)	(127.7)	41.8	(127.7)
Other creditors	(7.1)	(219.2)	(4.7)	(231.0)

Total creditors: amounts falling due within one year	(48.9)	(346.9)	37.1	(358.7)

Net current assets	848.9	1,934.6	(2,505.5)	278.0

Total assets less current liabilities	1,454.4	3,707.6	(3,111.0)	2,051.0

Creditors: amounts falling due after one year
Loans and other borrowings	(299.3)	(1,687.8)	—	(1,987.1)
Intercompany loans	(831.2)	(1,674.3)	2,505.5	—

Total creditors: amounts falling due after one year	(1,130.5)	(3,362.1)	2,505.5	(1,987.1)

Net assets (liabilities)	323.9	345.5	(605.5)	63.9

Capital and reserves
Share capital	305.5	605.5	(605.5)	305.5
Funds (deficit)	18.4	(260.0)	—	(241.6)

Equity shareholders’ funds	323.9	345.5	(605.5)	63.9

EXHIBIT INDEX

The exhibits filed with or incorporated by reference into this annual report are listed below.

1.1	Deed of Incorporation of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.1 to Yell Finance B.V.’s Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on August 29, 2001, declared effective on August 30, 2001 (the “Exchange Offer Registration Statement”)).*

1.2	Articles of Association of Yell Finance B.V. (incorporated herein by reference to Exhibit 3.2 to the Exchange Offer Registration Statement).*

1.3	Memorandum of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.3 to the Exchange Offer Registration Statement).*

1.4	Articles of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.4 to the Exchange Offer Registration Statement).*

2.1	Indenture relating to 10 ¾% Senior Sterling Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2	Indenture relating to 10 ¾% Senior Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement).*

2.3	Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement).*

2.4	Registration Rights Agreement, dated August 6, 2001, between Yell Finance B.V. and Yellow Pages Limited, as Guarantor, and Merrill Lynch International, Deutsche Bank AG London, CIBC World Markets plc, and the other Initial Purchasers as listed on Schedule A of the Purchase Agreement, as Initial Purchasers (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5	Subordination Agreement, dated August 6, 2001, between Yell Finance B.V., Yell Group Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6	Intercreditor Deed, dated June 22, 2001 (as amended on July 11, 2001, March 13, 2002, April 16, 2002, May 31, 2002 and November 11, 2002), with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes. Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the “Intercreditor Deed”). (The Intercreditor Deed and amendment prior to November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on July 19, 2002 (the “2002 Annual Report”)* and the amendment of November 11, 2002.*

2.7	Form of Sterling Note (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.8	Form of Dollar Note (incorporated herein by reference to Exhibit 4.8 to the Exchange Offer Registration Statement).*

2.9	Form of Discount Dollar Note (incorporated herein by reference to Exhibit 4.9 to the Exchange Offer Registration Statement).*

2.10	Form of Guarantee (included in Exhibits 2.7, 2.8 and 2.9) (incorporated herein by reference to Exhibits 4.7, 4.8 and 4.9 to the Exchange Offer Registration Statement).*

2.11	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Sterling Notes due 2011 incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.11 to the 2002 Annual Report).*

2.12	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 ¾% Senior Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.12 to the 2002 Annual Report).*

1

2.13	First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 13 ½% Senior Discount Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.13 to the 2002 Annual Report).*

4.1	Senior Facilities Agreement dated 8 July 2003 (as amended and restated on 12 August 2003 and as further amended and restated on 26 August 2003) among, inter alios, Yell Group plc, the subsidiaries identified therein as borrowers and guarantors, ABN AMRO Bank N.V. and HSBC Bank plc as joint mandated lead arrangers, the financial institutions named therein as lenders and HSBC Bank plc as facility agent and security trustee.**

4.2	Security Agreement, dated June 22, 2001, between Yasmin Two (US) Inc. (now known as Yellow Book Holdings, Inc.), Yasmin One (US), Inc. (now known as Yellow Book Group Inc.), Yellow Book USA, Inc., Yellow Book GP, LLC, Yellow Book of Florida Directories, L.P., Yellow Book of Illinois, LLC, Yellow Book Mid-Atlantic, L.P., Yellow Book of New York, Inc., Yellow Book Southern Directories, LLC, Yellow Book of Pennsylvania, Inc., and Yellow Book Delaware Inc. (incorporated herein by reference to Exhibit 10.2 to the Exchange Offer Registration Statement).*

4.3	Keep-Well Agreement, dated August 6, 2001 as amended and restated on April 6, 2002, between Yell Group Limited and Yell Finance B.V. (incorporated herein by reference to Exhibit 10.3 to the Exchange Offer Registration Statement) (incorporated herein by reference to Exhibit 4.3 to the 2002 Annual Report).*

4.4	Yellow Book Last Acquisition Agreement dated January 19, 2002 among McLeodUSA Inc. as Parent, Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc as Seller (incorporated herein by reference to Exhibit 4.8 to the 2002 Annual Report).*

4.5	McLeod Operating Agreement dated April 16, 2002 (as amended and restated April 28, 2003) among Yell Group Limited (now Yell Group plc), McLeodUSA Inc. and McLeodUSA Telecommunications Services, Inc (incorporated herein by reference to Exhibit 4.9 to the 2002 Annual Report)* and the amendment and restatement of April 28, 2003 filed herewith.*

4.6	Director’s Service Contract, dated 10 July 2003, between John Condron and Yell Group plc. **

4.7	Director’s Service Contract, dated 10 July 2003, between John Davis and Yell Group plc. **

4.8	Stock Sale Agreement, dated as of December 10, 2002, by and among NDC Holdings II, Inc., The Stockholders of NDC Holdings II, Inc., Three Cities Research, Inc., as Sellers’ Representative and Yellow Book USA, Inc.*

8.1	Subsidiaries of Yell Finance B.V. (please see list of principal subsidiaries under Item 4.C. “Information on the Company—Organizational Structure” of this annual report on Form 20-F on pages 36-37).

12.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Condron dated June 8, 2004.**

12.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Davis dated June 8, 2004.**

13.1	Chief Executive Officer certification, dated June 8, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Chief Financial Officer certification, dated June 8, 2004, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1	Code of Ethics for the Chief Executive and Senior Financial Officers.**

*	Incorporated by reference.
**	Filed herewith.

2