Form 20-F
period 2005-03-31
YELL FINANCE BV
filed 2005-06-13
CIK 1158536

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005.

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

10 3/4% Senior Sterling Notes due 2011

10 3/4% Senior Dollar Notes due 2011

13 1/2% Senior Discount Dollar Notes due 2011

Guarantee relating to the Senior Sterling Notes, Senior Dollar Notes and Senior Discount Dollar Notes

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

360 ordinary shares of €100 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐        Item 18  ☒

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

Certain Definitions and Presentation of Financial and Other Information

Unless otherwise indicated, all references in this annual report to:

•	the “Company” are to Yell Finance B.V., a company incorporated with limited liability under the laws of the Netherlands; the “parent” are to Yell Group plc (formerly Yell Group Limited); the “guarantor” are to Yellow Pages Limited;

•	“we”, “us”, “our”, “Yell”, “Group” and the “Yell Group” are to the Company and, where the context requires, its consolidated subsidiaries, except as otherwise indicated; these terms also refer to the Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc (“BT”); after 16 April 2002, the business of McLeodUSA Media Group, Inc.; after 31 December 2002, the business of National Directory Company; and after 31 March 2004, Feist Publications, Inc., except as otherwise indicated;

•	“McLeod” are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002;

•	“NDC” are to National Directory Company acquired on 31 December 2002;

•	“Feist” are to the yellow pages telephone directories published by Feist Publications, Inc. and Feist Directories, L.L.C. acquired on 26 March 2004;

•	“Apax Partners” are to each and any of Apax Partners Holding Ltd., its subsidiaries and Apax Partners, Inc;

•	“Hicks Muse” are to Hicks, Muse, Tate & Furst Incorporated;

•	the “Former Sponsors” are to Apax Partners and Hicks Muse, with respect to the acquisition of Yell from BT;

•	“Former Sponsor Funds” are to funds managed or advised by the Former Sponsors;

•	“financial year” are to a given 12-month period ended on 31 March of the year; for example, the “2005 financial year” refers to the 12 months ended 31 March 2005;

•	“United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland;

•	“EU” are to the European Union;

•	“United States” and “US” are to the United States of America, its states, territories, possessions and all areas subject to its jurisdiction;

•	“pound sterling”, “pounds sterling”, “sterling” and “£” are to the lawful currency of the United Kingdom;

•	“euro” or “e” are to the single currency of the Member States of the European Union that have adopted such currency as their lawful currency in accordance with legislation of the European Union relating to European Economic and Monetary Union; and

•	“dollar”, “dollars”, “US$” and “$” are to the lawful currency of the United States.

Yellow Pages™, Business Pages™, Yell™, Yell.com™ and Yellow Pages 118 24 7™ are trademarks we use in the United Kingdom. Yellow Book™, McLeodUSA®, McLeod USA®, Yell™ and Yell.com™ are trademarks we use in the United States.

We present our financial statements and financial information in pounds sterling. Unless otherwise indicated, financial information in this annual report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differs in certain significant respects from US generally accepted accounting principles (“US GAAP”). See note 28 of the notes to our audited consolidated historical financial statements included elsewhere in this annual report for an explanation of these differences.

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

Cautionary Statement Regarding Forward-Looking Information

This annual report includes statements that are, or may be deemed to be, “forward-looking statements”. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, new products, the level of new directory launches and the development of the markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the markets in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

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

Unless otherwise noted, the Yell Group historical combined and consolidated financial information presented and discussed below has been prepared in accordance with UK GAAP. UK GAAP differs in certain important respects from US GAAP. For a description of these differences, and a reconciliation to some of the US GAAP financial information presented below, see note 28 of the notes to the financial statements included elsewhere in this annual report.

	Combined (Predecessor)			Consolidated (Successor)
	Year ended or at 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March
				2003	2004	2005
	(in £ millions)
UK GAAP
Combined and Consolidated Condensed Profit and Loss Information
Group turnover	774.3	169.1	696.3	1,114.0	1,186.9	1,285.3
Group operating profit	187.5	32.9	118.7	183.4	150.4	244.7
Net interest payable	(24.5)	(5.8)	(158.6)	(236.6)	(194.5)	(125.0)
Profit (loss) on ordinary activities before taxation	163.0	27.1	(39.9)	(53.2)	(44.1)	119.7
Tax (charge) credit on profit (loss) on ordinary activities	(60.3)	(11.3)	(7.3)	12.6	(7.0)	(49.3)
Profit (loss) for the financial year	102.7	15.8	(47.2)	(40.6)	(51.1)	70.4
EBITDA(1)	222.6	42.7	199.8	304.3	270.0	366.3
Combined and Consolidated Condensed Balance Sheet Information
Current assets	390.4		528.3	637.2	630.9	704.4
Total assets	864.3		2,200.9	2,510.3	2,409.7	2,399.0
Creditors: amounts falling due within one year	(230.2)		(200.1)	(348.7)	(358.7)	(429.3)
Net current assets	160.2		328.2	288.5	272.2	275.1
Total assets less current liabilities	634.1		2,000.8	2,161.6	2,051.0	1,969.7
Loans and other borrowings falling due after more than one year	(239.8)	(2,050.7)	(2,286.0)	(1,987.1)	(1,548.8)
Net assets (liabilities)/equity shareholders’ funds (deficit)	394.3		(49.9)	(124.4)	63.9	420.9
Other Financial Information
Depreciation and amortisation	(35.1)	(9.8)	(81.1)	(120.9)	(119.6)	121.6
Capital expenditure(2)	(23.1)	(16.9)	(8.6)	(16.0)	(24.5)	(24.0)
Net cash inflow from operating activities	194.1	37.6	158.7	309.1	253.5	355.1

	Combined (Predecessor)			Consolidated (Successor)
	Year ended or at 31 March 2001	1 April to 22 June 2001	22 June 2001 to 31 March 2002	Year ended or at 31 March
				2003	2004	2005
	(in £ millions)
US GAAP
Combined and Consolidated Profit and Loss Information
Net income (loss)	84.8	(18.2)	(147.9)	(79.1)	(21.3)	96.0
Adjusted net income (loss)(3)	159.9	(16.6)	(92.3)	(79.1)	(21.3)	96.0
Combined and Consolidated Balance Sheet Information
Total assets	789.0		2,361.5	2,647.4	2,309.9	2,317.2
Total shareholders’ equity (deficit)	319.0		(150.7)	(295.7)	(77.0)	292.6
Other Financial Information
Net cash provided by operating activities	176.5	28.8	48.3	143.8	56.1	181.6
Net cash used in investing activities	(72.0)	(16.9)	(1,890.9)	(486.9)	(139.2)	(62.4)
Net cash provided by (used in) financing activities	(84.7)	12.4	1,942.7	273.9	74.3	(82.5)

(1)	EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA to profit (loss) in the financial year in Item 5 - “Operating and Financial Review and Prospects” and the reconciliation of operating profit to net cash inflow from operating activities in the financial statements.
(2)	Capital expenditure represents cash expenditure on tangible fixed assets, which in the period from 1 April to 22 June 2001 includes £11.7 million in payments to BT relating to the transfer of a car fleet to the Group.
(3)	Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods’ net income (loss) after eliminating the effect of goodwill amortisation from 1 April 2000.

Selected Unaudited Yell Group Operational Information

The table below sets out selected unaudited operational data for the Yell Group for the periods indicated.

	Year ended or at 31 March
	2003	2004	2005
Yell Group Operational Information
UK information
Unique advertisers (thousands)(1)	451	480	478
Directory editions published	94	99	111
Turnover per unique advertiser (pounds)	1,272	1,237	1,280
Unique advertiser retention rate (%)(2)	78	77	75
US information
Unique advertisers (thousands)(1)(3)	363	386	455
Directory editions published	525	536	565
Turnover per unique advertiser (dollars)	2,135	2,434	2,525
Unique advertiser retention rate (%)(3)	70	70	71
Other UK products and services
Yell.com searchable advertisers as at 31 March (thousands)(4)	75	103	141
Yell.com page impressions for March (millions)(5)	39	67	68
Yell.com page searches for March (millions)	n/a	19	21

(1)	Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.
(2)	The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the year ended 31 March 2005 would have been 74%. We have not adjusted previously reported figures for the years ended 31 March 2004 and 2003. These improvements to our systems have not affected the reporting of our financial results.
(3)	As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2004 and 2003 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.
(4)	Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e., advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.
(5)	Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

Currency and Exchange Rate Data

The table below sets forth, for the period indicated, certain information regarding the noon buying rates in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

	£1.00 = dollars
Month and year	High	Low	Period end
November 2004	1.9073	1.8323	1.9073
December 2004	1.9482	1.9125	1.9160
January 2005	1.9058	1.8647	1.8850
February 2005	1.9249	1.8570	1.9249
March 2005	1.9292	1.8657	1.8888
April 2005	1.9197	1.8733	1.9122
May 2005	1.9048	1.8205	1.8321
June 2005 (through 3 June)	1.8156	1.8119	1.8119

The following table sets forth the average of the noon buying rates in New York City for cable transfers in pounds sterling on the last full day of each full month during each of the last five years ended 31 March 2005; and for the period from 1 April 2005 through 3 June 2005 as certified for customs purposes by the Federal Reserve Bank of New York expressed in dollars per pound sterling:

Year	£1.00 = dollars
2001	1.4737
2002	1.4320
2003	1.5541
2004	1.7051
2005	1.8506
1 April 2005 through 3 June 2005.	1.8491

We make no representation that any amount translated in this annual report could have been or could be converted at any of the rates indicated above or at any other rates.

B.	Capitalisation and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our regulatory environment restricts our revenue growth in the United Kingdom.

Our UK printed consumer classified directories, which represent our largest product offering in terms of turnover and profits, are subject to undertakings we have given to the UK Secretary of State for Trade and Industry. These undertakings regulate the prices we may charge for classified advertisements, and were revised from January 2002 to reduce further the prices that we may charge for classified advertisements in the United Kingdom following acceptance by the Secretary of State of the advice of the Director General of Fair Trading that a stronger price cap was needed to address the concerns expressed in his review. The revised undertakings limit any annual price increase to a percentage equal to the inflation rate as measured by the official UK Retail Price Index (“RPI”) minus six percentage points. This means that our prices for these advertisements are required to be reduced in absolute terms each year that the inflation rate is less than 6% and that, relative to inflation, these prices are reduced every year so long as the undertakings remain in effect. Our new undertakings to the UK Secretary of State for Trade and Industry remain in effect. The Enterprise Act 2002 (the competition provisions of which came into force on 20 June 2003) brings about changes to the UK competition regime, including, in general, removing the role of the Secretary of State for Trade and Industry in competition proceedings and transferring her functions to the Office for Fair Trading and the Competition Commission. The competition authorities have the power to review the effectiveness and appropriateness of the undertakings at any time and may at any time request revised terms, which may be more restrictive. In 2004 the Office of Fair Trading began a review of the undertakings. In April 2005 the “Supply of Classified Directory Advertising Services” in the UK was referred to the Competition Commission for investigation. This investigation is underway. Based on the current timetable, the Competition Commission expects to report its conclusions at the latest by April 2007, but we believe it is more likely to report within the next 12 to 15 months. For a further description of these matters and of other regulatory factors that could affect our business, including the advice of the Director General of Fair Trading concerning the 2002 revision of the undertakings, see “Information on the Company — Competition Laws.” From 6 May 2005 the Secretary of State for Trade and Industry is known as the Secretary of State for Productivity, Energy and Industry.

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

A significant portion of our turnover is derived from selling advertising to small and medium-sized businesses. In the ordinary course of our business, we extend credit to these advertisers for advertising purchases. Small and medium-sized businesses, however, tend to have fewer financial resources and higher financial failure rates than large businesses. We believe these limitations are a significant contributing factor to having advertisers in any given year not renew their advertising in the following year. Bad debt expense as a percentage of Group turnover was 6.0% and 5.6% for the financial years ended 31 March 2004 and 2005, respectively, and has been and currently is higher in the United States, where churn rates are higher. In addition, full collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on and our extension of credit to small and medium-sized businesses.

Increased paper prices may have a material adverse effect on our business.

Paper represents our single largest raw material expense. In the 2005 financial year, paper costs represented approximately 3.9% of turnover and 10.6% of our total cost of sales in the United Kingdom. Paper costs represented 9.5% of turnover and approximately 17.0% of our total cost of sales in the 2005 financial year in the United States. In the past, paper prices have fluctuated significantly. For example, during the past five years, the directory-grade paper prices (linked to newsprint increases) we have paid in the United Kingdom have fluctuated by 10%, and may significantly increase in the future. We estimate that a 10% change in paper prices during the 2005 financial year would have had an annual impact of approximately £8.5 million on our Group operating profit. We seek to limit our exposure to market fluctuations through maximum or fixed price arrangements with our suppliers. Our current arrangements in the United Kingdom expire in March 2007. Historically, Yellow Book had no fixed price arrangements and, instead, obtained paper at prevailing market rates. In the United States we have executed an agreement with a US-based supplier Katahdin Fraser, who will provide a maximum of 81,600 tonnes for the next four years until August 2009. We have a contract with UPM-Kymmene for a minimum amount of 54,500 tonnes. This would enable growth in UPM-Kymmene’s tonnage at a fixed ceiling price until the end of the agreement in August 2007. Additional requirements are met by our supplier Norske, based on a geographical plan to keep tonnage applied to west coast destinations. The amount will vary depending on the titles we are printing. We have an arrangement with Norske for a minimum of 18,100 tonnes until the end of 2005. We may not be able to renew these arrangements on satisfactory terms, if at all. The failure to deliver by any of our major suppliers could require that we make purchases in the spot market, at potentially higher prices, during the period it takes to replace such major suppliers.

If we cannot expand through acquisitions and integrate our acquisitions and new directory introductions successfully, our ability to expand our business may be adversely affected. Material acquisitions by us may have a material adverse effect on our business.

We have expanded in the United States through several acquisitions of classified directory publishers and new directory introductions or launches. As part of our strategy, we actively evaluate and intend to continue from time to time to evaluate potential acquisitions, some of which may be material. Any future material acquisition may affect significantly the nature of an investment in our 10 3/4% Senior Sterling Notes due 2011, 10 3/4% Senior Dollar Notes due 2011 and 13 1/2% Senior Discount Dollar Notes due 2011 (collectively, the “Notes”). Further, any future new acquisitions, and recent and future directory launches will require the attention of our management and the diversion of other resources. We cannot assure you that we will be able to identify, acquire, launch or profitably manage additional classified directory publishers or directory launches or successfully integrate such publishers without substantial costs, delays or other problems, if at all. In addition, we cannot assure you that any companies acquired or directories launched will be profitable at the time of their acquisition or launch or that they will achieve levels of profitability that will justify the investment we made in them. We cannot assure you in the case of acquisitions that we will successfully overcome disparities between our corporate strategies and cultures and those of the businesses we acquire in the future. See “Operating and Financial Review and Prospects – Post Balance Sheet Event” concerning our proposed acquisition of Transwestern Holdings, L.P. in the United States. We may also seek to expand into geographic areas where we currently have no operations and where we may encounter cultural differences. In addition, we expect that we will encounter additional competitors pursuing acquisitions of classified directories businesses. These competitors may include the Regional Bell Operating Companies, recently divested directory publishing businesses and smaller independent publishers with aggressive growth strategies. Our ability to expand our business in the future may be affected if we are unable to identify and consummate acquisitions and integrate our acquisitions or directory launches successfully.

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

As our reporting currency is the pound sterling, any movement in foreign currency exchange rates in relation to pounds sterling, particularly the movements in the dollar/pound sterling exchange rate, could have an impact on our business, financial condition and results of operations. If the average dollar/pound sterling exchange rate used for reporting purposes had been $0.10 higher during our 2005 financial year, then our reported turnover would have been £31.8 million lower. Any dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by a natural hedging within the Group as a result of our having a significant amount of debt denominated in US dollars. Nevertheless, in the future, we may also experience exchange gains or losses upon translation of our dollar-denominated liabilities relating to a portion of the Notes or upon translation of our US assets or results of operations, and we may incur foreign exchange transaction losses to the extent we are required to fund payments on the dollar-denominated Notes with pounds sterling. We do not currently hedge against foreign exchange risk, although we may choose to do so in the future.

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

Our dependence on three principal suppliers may have a material adverse effect on our business.

We depend on two principal suppliers in the United Kingdom for many of our printing and pre-press needs. To that end, we have several long-term contracts with both RR Donnelley, for printing and binding our classified directories, and Pindar Set Ltd., for pre-press needs, including preparing artwork and paginating the directories. In the United States, we depend on Pindar Set Ltd. for substantially all of our pre-press needs and also on RR Donnelley and Quebecor Printing, Inc. for substantially all of Yellow Book’s printing needs. These contracts are for services that are integral to our business. Should our suppliers be unable to fulfil their contractual obligations under these agreements, this could result in a material adverse effect on our business until we find replacement suppliers for these services. However, these suppliers have developed extensive and robust Business Continuity Plans which would become effective in the unlikely event of any adverse circumstances which would affect the continuation of our business operations.

Our substantial leverage could adversely affect our financial wellbeing.

At 31 March 2005, we had total third-party debt, before the allocation of deferred finance costs, of £1,713.0 million, including £859.6 million of secured debt under our senior credit facilities and £314.7 million in Notes issued, and a subordinated parent company loan of £537.4 million. We anticipate that we will continue to maintain considerable debt for the foreseeable future. Our substantial leverage poses the risk to our noteholders that:

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

The Company, our parent, the guarantor and most of our subsidiaries are parties to an intercreditor deed with, among others, the lenders under the senior credit facilities. The intercreditor deed contractually subordinates each of the Company’s and the guarantor’s rights to receive payments from subsidiaries under intercompany loans to the subsidiaries’ obligations under the senior credit facilities. In addition, prior to the time the senior credit facilities are repaid, the intercreditor deed prohibits our subsidiaries from making payments to the Company and guarantor except to fund interest due on the Notes[, certain permitted investor payments] and administrative expenses. In the case of a default under the senior credit facilities, payments to the Company and guarantor from their subsidiaries, including payments under the Company’s and the guarantor’s intercompany loans, will be suspended in the event of a payment default or in the event of any other default if a blockage notice is issued by the senior facility agent under the senior credit facilities. These payments may be resumed when the default is cured, waived or ceases to exist, when any acceleration has been rescinded or when the senior facility agent terminates the blockage notice. The intercreditor deed also provides that, in addition to the payment blockage, prior to the time the senior credit facilities are repaid, enforcement action may not be taken by the Company or guarantor in relation to their intercompany loans without the consent of a majority of lenders under the senior credit facilities.

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

Our obligations under the Notes are structurally subordinated to the obligations of our subsidiaries, including at 31 March 2005 approximately £851.0 million of debt, net of deferred finance costs (including the revolving credit facility) under the senior credit facilities. Our subsidiaries are separate and distinct legal entities. Other than the guarantor, which is also a holding company without independent operations, our subsidiaries will have no direct obligation, contingent or otherwise, to pay any amount due under the Notes. In the event of an insolvency, liquidation or other reorganisation of any of our subsidiaries (other than the guarantor), our creditors (including you) will have no right to proceed at law against our subsidiaries’ assets. Creditors of these subsidiaries will be entitled to payment in full from the sale or other disposal of these assets in priority to the Company, except to the extent that the Company may be a distinct creditor with recognised claims against those subsidiaries.

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

Under English insolvency law, an administration order can be made if the court is satisfied that the relevant company is or is likely to become ‘unable to pay its debts’ for the purpose of the relevant statute and that the administration order is reasonably likely to achieve the purpose/objective of administration. A company may also in certain circumstances be placed into an administration by the company, its directors or by the holder of a qualifying floating charge. Administrators are required to carry out their functions with the primary objective of rescuing the company as a going concern. If this primary objective is not achievable the administrators must carry out their functions with the objective of achieving a better result for the company’s creditors as a whole than would be likely if the company was wound up or realising property in order to make a distribution to one or more secured or preferred creditors. The administration regime is in some respects similar to the regime under chapter 11 of the US Bankruptcy Code as no steps may be taken to enforce security over a company’s property and no proceedings or other legal process may be commenced or continued against a company in administration except with the consent of the administrator or court. It is possible, however, for a secured creditor that has the power to appoint an administrative receiver (which will generally be the case where the secured lender has security in the form of a floating charge, granted before 15 September 2003, over all or substantially all of the company’s property, as is the case of the lenders under the senior credit facilities) to prevent the appointment of an administrator and, as a result, that secured creditor and other secured creditors will be able to enforce their security. The Financial Collateral Arrangements (No. 2) Regulations 2003 came into force on 26 December 2003. This enables security holders to enforce their security rights over shares, other financial instruments and securities or cash, regardless of the usual moratorium imposed by administration and without being affected by the various rights of administrators and liquidators relating to disposal of property. The application of these new regulations is, however, still untested. As a result, the protection given to unsecured creditors under English insolvency law will in most cases be less than the protection that would be given to unsecured creditors under chapter 11 of the US Bankruptcy Code. It is possible that we could be subject to insolvency proceedings in other jurisdictions in which we operate. The insolvency laws of those jurisdictions may also differ from US insolvency laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Yell is a leading international directories business that includes the Yellow Pages and Business Pages directories in the United Kingdom and the Yellow Book directories in the United States, as well as Yell.com, Yellowbook.com and Yellow Pages 118 24 7.

The Company was incorporated on 19 June 2001 as a private company with limited liability under the laws of the Netherlands with its registered office at Frederik Roestestraat 123, 1076EE Amsterdam, the Netherlands, and is registered with the commercial register under number 341578 95. Our principal offices are located at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England, our telephone number is +44 (0) 118 959 2111, and our facsimile number is +44 (0) 118 950 9888.

Our business originated in 1966, when the General Post Office, a department of the UK government and the predecessor to BT, first published a classified advertising book, later to be called Yellow Pages, as part of the Brighton telephone directory. As well as expanding our coverage and products and services in the United Kingdom, we expanded into the United States with our purchase of Yellow Book in August 1999. We have since expanded in the United States through organic growth and through further acquisitions notably of McLeod in April 2002, NDC in December 2002 and the yellow pages directories published by Feist Publications, Inc. and Feist Directories L.L.C. in March 2004, as well as several smaller directory businesses. On 17th May 2005 we announced that we had entered into a definitive agreement, subject to shareholder approval, for the purchase of Transwestern Holdings L.P. This will expand our presence to 45 states and Washington DC and positions us as the fifth largest directory publisher in the United States.

As part of our ongoing strategy to focus on generating business leads for advertisers through connecting buyers and sellers, we decided to sell our Yell Data operation, which contributed £5.5 million of revenue in the 2003 financial year. As of June 2003 we transferred our ownership of Yell Data to Experian, a major UK data services company. We have licensed Experian to use our data and certain trading names for a five year period.

Yell operated as a business within BT prior to 22 June 2001, when funds managed or advised by the Former Sponsors purchased BT’s equity interests in Yellow Book USA, Inc. and Yellow Pages Sales Limited and the net assets and operations of BT’s subsidiary Yell Limited.

Following an Initial Public Offering in July 2003, we are now owned by private shareholders and a variety of institutional funds.

During the 2005 financial year, we published a total of 676 directories in the United Kingdom and the United States and distributed approximately 112 million copies containing advertisements on behalf of over 933,000 unique advertisers. For a breakdown of our total turnover by category of activity and geographic market for each of the last three financial years, see “Operating and Financial Review and Prospects – Year Ended 31 March 2005 Compared to Year Ended 31 March 2004 – Group Turnover” and “Operating and Financial Review and Prospects – Year Ended 31 March 2004 Compared to Year Ended 31 March 2003 – Group Turnover”.

B. Business Overview

Our activities are organised into the following areas:

•	UK printed directories. In the United Kingdom, we are the largest classified directory publisher with approximately 28.1 million copies of the Yellow Pages directories distributed during our 2005 financial year. We published 102 regional Yellow Pages directories throughout substantially the whole of the United Kingdom, which together contained approximately 1,187,000 advertisements on behalf of approximately 473,000 unique advertisers during the same period. We also published nine Business Pages directories, which are targeted at the business-to-business market, and which together contained approximately 31,500 advertisements on behalf of approximately 23,800 unique advertisers during our 2005 financial year. In total, our UK printed directories contained advertisements on behalf of 478,000 unique advertisers and contributed 47.6% of Group turnover during the 2005 financial year. Yellow Pages directories, excluding Business Pages, are delivered mainly to consumers and form part of our UK printed directories business. They are the only part of our business that is subject to specific price and other regulatory controls.

•	US printed directories. In the United States, through our publication of the Yellow Book directories, we are the leading independent publisher of classified directory advertising and, according to industry sources, the fifth-largest overall publisher of classified directories based on Yellow Book turnover for the 2005 financial year. We served 43 states and Washington, DC during the same period. Yellow Book published 565 directories during our 2005 financial year. We also offer online directory services in the United States through our Yellowbook.com site.

•	Other products and services. Our other products and services, which contributed 4.1% of our Group turnover during the 2005 financial year, principally include:

•	Online services. Yell.com, our online products and service business, is our UK online advertising medium; it offers comprehensive directory services and provides access to a database of approximately 2.0 million businesses. Users can also access our services on iDTV and through SMS messaging over mobile phones. Advertisers can buy web links, template websites (including design and hosting), other online advertising products and services and domain names.

•	Yellow Pages 118 24 7. Yellow Pages 118 24 7 is our 24-hour, telephone-based, operator-assisted service that provides up-to-date information throughout the United Kingdom on businesses and services through a single telephone number. Yellow Pages 118 24 7 had approximately 70,600 paying advertisers as at 31 March 2005.

Industry Overview

The following are important characteristics of the classified directories business:

•	Classified directories are a widely used and highly effective form of advertising. Classified directories are simple to use, and are frequently used by a wide variety of consumers and businesses to search for a broad range of products and services. Because most directory users have already made a decision to purchase, or at least are seriously considering purchasing, a product or service when they use a directory, we believe that classified directory advertising frequently has a higher probability of leading to a purchase than other traditional forms of advertising such as direct mail, telemarketing and television, and thus represents a cost-effective solution for advertisers.

•	Virtuous circle model. A key characteristic of the classified directories business is the ‘virtuous circle’ model. In this model, the greater the number of advertisers that advertise in a directory, the more useful it becomes to users. Users refer to the directory more frequently in their search for a supplier, which in turn provides more leads, and therefore better value, to advertisers, who are thus encouraged to pay for more advertising. Publishers facilitate this process by promoting the use of directories, and brand reputation grows as a result, which in turn contributes to increased usage and advertising.

•	Valuable form of advertising for small and medium-sized businesses. Given the effectiveness and ‘value for money’ of classified directory advertising compared to other forms of advertising, we believe that a large number of small and medium-sized businesses view classified directory advertising as a very valuable form of advertising which forms a significant part of their marketing budget.

•	High start-up costs. New entrants require significant investment to obtain up-to-date databases, recruit and train a sales force, build brand recognition, acquire an advertiser base sufficiently large to justify directory use, and acquire and operate the necessary infrastructure before they can viably offer a large-scale service.

•	Strong financial characteristics and resilience in an economic downturn. Given the characteristics described above, once successfully established, classified directories businesses, including Yell’s, have historically been characterised by strong cash flow generation, relatively low ongoing capital expenditure requirements after business start-up and a relatively stable advertiser base. In addition, given the importance of classified directory advertising to a broad and relatively stable base of small and medium-sized businesses and the low exposure of classified directory advertising to cyclical advertising, such as offers for employment, automotive sales and property sales, we believe that the classified directories business is more resilient to economic downturns than other forms of advertising.

We believe that the following industry trends are important in evaluating Yell’s growth potential:

•	Continued growth potential in the United Kingdom. The UK directories sector has experienced continuous real growth during the past 12 years. We believe that the sector will continue to grow and that this growth will be driven primarily by increased volumes and the entry of new directory publishers into the market place. Turnover growth in the sector is expected to be achieved as penetration among the potential advertiser base of small and medium-sized businesses increases, as existing advertisers increase their advertising spend on additional or larger advertisements, and as the result of the introduction of new product offerings.

•	High growth rates of independent yellow pages directories in the United States. Within the classified advertising market in the United States, the revenues of all telephone directory publishers were approximately $15.0 billion in 2004 and are forecast to continue to grow. These revenues are generated by the incumbent and recently sold directories divisions of telecommunications companies (81%), independent publishers (16.5%) and online publishers (around 2.5%). According to industry sources, US independent telephone directory revenues grew from $1.0 billion in 1998 (representing an 8% share of the overall US telephone directory sector) to $2.5 billion in 2004 (representing a 16.5% share). Within the printed sector, the independent segment is the faster growing and is forecast to grow at a compound rate of 11.6% a year to 2009.

•	Expanded revenue opportunities through advances in technology. Most participants in the classified directories industry have expanded beyond their traditional printed directories business and are delivering directory content and services through a broader range of media, including fixed and mobile internet and voice telephony. We expect that this trend will continue and that the directories sector will grow as new media forms are introduced and improved, and as users become more familiar with these new technologies.

•	Increased opportunities for consolidation. We believe that the directories sector generally is fragmented in nature. For example, industry sources estimate that in the United States there were 262 yellow pages publishers in 2004. Further, there are telecommunications companies in Europe and the United States that have recently divested their classified directories businesses. As a result, we believe there is potential for further consolidation in the industry, notwithstanding the additional buyers pursuing acquisitions in this industry.

For a more detailed description of our competitive environment, see “Information on the Company—Competition.”

Products and Services

UK Printed Directories

UK printed directories contributed 47.6% to Group turnover in the 2005 financial year. The following table sets forth certain information regarding our Yellow Pages and Business Pages directories for the 2005 financial year:

	Yellow Pages	Business Pages
Directory editions(1)	102	9
Copies distributed (in millions)	28.1	2.2
Unique advertisers(2)	473,000	23,800
Advertisements(3)	1,187,000	31,500

(1)	Number of editions that have been recognised for revenue purposes.
(2)	Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.
(3)	This number is not comparable with figures reported prior to 2003 due to an improvement in our systems that now allows us to count all advertisements accounted for in our directories.

Yellow Pages Directories

Yellow Pages is a series of annual regional classified directories that list the name, address and telephone number of substantially all business telephone subscribers in the United Kingdom. The listings are currently organised into over 2,200 available classifications, with more than one classification potentially applicable to a business. We published 102 regional directories in the 2005 financial year, covering substantially the whole of the United Kingdom.

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

Business Pages

In addition to our Yellow Pages directories, we published nine Business Pages directories in the 2005 financial year. We began publishing Business Pages directories in 1984. Business Pages is an annual classified business-to-business directory that carries the name, address and telephone number of selected businesses across all of England, Scotland and Wales together with information on general business topics such as security, office technology and taxation. The Business Pages directory is designed for businesses that supply goods and services to other businesses. Information on Business Pages advertisers is also available through Yell.com.

As with our consumer Yellow Pages directories, Business Pages offers free-line entries, bold entries and a range of display advertisements in approximately 1,300 available classifications.

US Printed Directories

US printed directories contributed 48.3% to Group turnover in the 2005 financial year. During the 2005 financial year, our US printed directories were published in 43 US states and Washington, DC under the Yellow Book brand.

The following table sets forth certain information regarding our Yellow Book directories for the 2005 financial year:

Yellow Book
Directory editions	565
Copies distributed (in millions)	82
Unique advertisers(1)	455,000

(1)	As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted previously reported figures for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results.

Our classified directories list the name, address and telephone numbers of business telephone subscribers in the geographic areas covered by our directories. The listings are currently organised into over 6,700 available classifications with more than one classification potentially applicable to a business. As is the case with our UK printed directories, businesses in the geographic areas covered by our directories are offered free-line entries at no charge.

Our US printed directories offer advertisers a range of paid advertisement types and sizes similar to those available in our UK printed directories. Advertisers may choose to buy bold text, semi-display, a range of display advertisements (including graphics) and/or premium-location advertisements on the spine and front and back covers of our directories.

Due to a more fragmented market, we believe that there is a much greater opportunity for the introduction of new directories and geographic expansion in the United States compared to the United Kingdom. The large number of US directory publishers could also provide further opportunity for acquisitions. Since we acquired Yellow Book in August 1999, we have pursued a strategy of rapid geographic expansion and we have launched 69 new directories to increase our geographic coverage in the United States.

Yellow Book telephone directories typically include:

•	a yellow classified directory section, which contains display advertisements in two columns and listings of businesses under approximately 6,700 available classifications;

•	a white pages section, which lists in alphabetical order the names, addresses and telephone numbers of businesses and individuals located in the geographic area covered by the directory;

•	a community information section, which includes maps and other reference information about general community services such as listings for government offices, schools and hospitals; and

•	coupons and advertising inserts.

We also generate turnover from our Yellowbook.com website through selling templated advertisements, print directory advertisements online (INT), and banner advertising, mainly to existing printed directory customers for a monthly fee.

The Acquisition and Integration of McLeod, NDC and Feist

We acquired McLeod, in April 2002, NDC in December 2002 and Feist in March 2004.

With the integration of these businesses, we have implemented a single management structure over all of our US printed directories. We believe that these integrations include the following benefits:

•	improved sales force utilisation and management in contiguous or overlapping markets;

•	the ability to more effectively target national customers by offering wider national coverage;

•	significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing;

•	cost savings on the closure of one of four production sites;

•	the transfer of strengths and best practices such as improved marketing performance through the transfer of sales strengths and improved standardisation and process management in back-office and production systems;

•	a broader base in the United States into which some of Yell UK’s more sophisticated sales and production processes and technologies can be introduced, creating the possibility of a single customer service and production platform offering substantial economies of scale.

In connection with the McLeod acquisition, we entered into a publishing, branding and operating agreement with McLeod’s former parent companies. Under this agreement, we were obliged for a period of three years to publish the directories previously published by McLeod prior to its acquisition under McLeod trademarks, and also retain some aspects of McLeod’s trade dress. The “trade dress” of the directory cover is a black background with a yellow star in its centre; in the star is a map of the region covered by the directory; and the names of the towns and the directory’s date, amongst other things, appear in specific colours in specific places on the cover and spine of the directory. This agreement has now been renegotiated, and Yellow Book is no longer obliged to publish directories under the McLeod trade dress. Instead, for no fee, McLeod receive a credit-card sized advertisement on the cover of each directory, up to four pages within the community section and advertising under various headings. See “Additional Information—Material Contracts”.

Other Products and Services

Other products or services contributed 4.1% to Group turnover in the 2005 financial year. In addition to our printed directories, we provided other associated products and services such as online services and Yellow Pages 118 24 7.

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

The following table sets forth certain information regarding Yell.com:

	March 2003	March 2004	March 2005
Yell.com searchable advertisers(1) (in thousands)	75	103	141
Yell.com page impressions per month(2) (in millions)	39	67	68
Yell.com searches for March (in millions)	n/a	19	21

(1)	Unique customers with a live contract at month end. Figures refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase such products as banners and domain names.
(2)	Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

Charges for our online services are currently largely based on annual fees or costs per thousand views. We currently generate most of our turnover for our online services from advertising, and in the future we expect increased revenue from those sources and from the development of other lead-generating services such as enhanced listings.

Yellow Pages 118 24 7

The Yellow Pages 118 24 7 phone service is our telephone-based, operator-assisted directory service that is available 24 hours a day, seven days a week. The service was launched on 3 March 2003, in connection with the deregulation of the UK directory enquiries market, to replace the Talking Pages service. Yellow Pages 118 24 7 provides up-to-date information on businesses and services throughout the United Kingdom through a single telephone number accessible from fixed and mobile lines in the United Kingdom. Yellow Pages 118 24 7 operators are able to access our Yellow Pages database and perform searches based on classifications, geographic locations and key words to identify businesses, shops and services that match criteria specified by the caller. The service also provides full business and residential listings, as well as film and cinema information. Advertisers can update their information as frequently as they wish, giving them the ability to highlight special promotions, new services or changes in their business details.

As at 31 March 2005, we had approximately 2.0 million free-line entries for businesses on Yellow Pages 118 24 7 and approximately 70,600 paying advertisers whose information is given out on a preferential basis to the free-line entries. In the 2005 financial year, Yellow Pages 118 24 7, received over 7.2 million enquiries. Yellow Pages 118 24 7 provides a complementary information source for users of our printed and online products and services and, therefore, provides an additional source of sales leads for advertisers. As at 31 March 2005, approximately 90% of our Yellow Pages 118 24 7 advertisers also advertised in Yellow Pages.

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

The main activity of our sales force is to agree with an advertiser the content of their advert. Our sales people are the primary contact between Yell and our advertisers.

•	Book closure—Two months prior to publication, the sales activity for a particular directory is halted and the directory is considered to be closed. At this stage we continue to process orders, but the sales team does not actively sell advertisements. During this period we concentrate on amendments to sold advertisements.

•	Final Amendment date—One month prior to publication the directory is finally closed. This is the deadline date for all amendments and cancellations. After this date all advertisements booked on or before this date will be published. As these dates are critical to the publication process they are clearly shown on our rate cards.

•	Pre-press—The preparation, proofing and amendment of customer advertisements takes place throughout the sales process. When completed, directory content is finalised and directories are paginated.

•	Printing and distribution—On completion of the pre-press activities, printing, binding and poly-bagging of the directories commences. Distribution begins as soon as the first completed directories are produced and takes on average three weeks per directory.

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

Brand Awareness

We believe that the strength of our brands facilitates our ability to increase usage of our directories, as well as increases our number of advertisers and the volume of advertisements our advertisers purchase.

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

In the United States brand awareness is at the heart of our advertising and our focus this year has been on advertising campaigns which elevate national awareness of the Yellow Book brand in line with our expanded geographical footprint.

Sales Force

We currently have a sales force of more than 5,300 employees in the United Kingdom and the United States. We believe that this extensive sales force is both experienced and well trained and that it constitutes one of our key business resources. Our sales force is divided into three principal groups in both the United Kingdom and the United States:

•	Field sales focus on advertisers for new and repeat medium-sized and large advertisements in the United Kingdom. In the United States, we target most of our advertisers through our field sales force. All of our field sales force in the United Kingdom are equipped with laptop computers, which provide them access to up-to-date advertiser information and market data and enable them to assist advertisers in developing advertising programmes and designing their own advertisements. Our field sales force in the United Kingdom has access to a proprietary software application which allows them to design advertisements in the field. We expect that we will be well positioned in the future to adopt those practices and technologies used by the UK field sales force that would be appropriate for our US field sales force.

•	Telephone sales focus on new and repeat advertisers for smaller advertisements and represents our principal source of new advertisers in the United Kingdom. Historically, Yellow Book has not maintained a significant telephone sales force. In the future, we expect that telephone sales will be an increasing and cost-effective source of new advertisers in the United States.

•	National account sales in both the United Kingdom and the United States focus on larger businesses that place advertisements in multiple directories. We believe that we have attracted more national accounts in the United States due to our increased geographic coverage resulting from the McLeod, NDC and Feist acquisitions.

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

We believe that overall we have a loyal and mature sales force, as demonstrated by the fact that the average age of our sales force, including relevant management, in the United Kingdom is 35, with an average length of service of 5 years. The average age of our Yellow Book field sales force in the United States is 40 years, with an average length of service of 3.4 years.

In order to ensure that we maintain a competitive sales force, we seek to be very selective in recruiting from amongst the large number of applicants we consider, and our sales representatives undergo continual training programmes and have regular appraisals to ensure that they are able to give advertisers high-quality service and advice on appropriate advertising products and services.

Promotions

As part of our marketing and sales effort, we have also engaged from time to time in specific promotional initiatives. In April 2002, we introduced our Move In programme, which offers a discounted rate for one year on quarter-column display advertising and semi-display advertising. Also in April 2002 we introduced our Move Up programme, offering discounted rates for the take-up of larger display advertisements. In October 2003, we introduced our First Year Packages programme that offers discounted rates to existing customers about to enter their second year of advertising. In May 2004 we replaced Move In with our Prospect Package programme offering discounted rates to new advertisers.

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

Production, Pre-press and Printing

The following table sets out certain information regarding our publishing activities in the 2005 financial year:

Printed directories	Editions	Copies	Metric tonnage(1)
	(distributed in millions)
Yellow Pages	102	28.1	56,230
Business Pages	9	2.2	2,631
Yellow Book	565	82.0	145,915

(1)	Metric tonnage is paper used in the production process. One tonne equals 2,204.6 lbs.

Pre-press

Pre-press activities include preparing the artwork, format and layout of advertisements, implementing customer amendments, proof reading and paginating the directories. At the end of the pre-press stage, directory pages are sent in digital format to the printers for printing. In the United Kingdom, we outsource most of our pre-press activities to Pindar Set Ltd., with whom we have maintained ongoing relations for over 20 years. Our operational contract with Pindar Set Ltd. for pre-press services commenced on 1 May 1995 and was fundamentally updated on 21 October 2004 to reflect new working practices. Contract amendments are negotiated on an annual basis. In the United Kingdom, we also maintain a graphic arts studio for some pre-press services, currently employing approximately 62 full-time employees and six part-time employees to design display advertisements for our large advertisers. In the 2005 financial year, our graphic arts studio produced approximately 235,276 designs for advertisers. This includes speculative visuals used to support the recommendation of a new programme of advertising through to final artwork and amendments.

Historically, pre-press activity in the United States was either outsourced to a number of suppliers or worked in-house. Following a trial period, in order to improve our US pre-press capability, we entered into an agreement on 5 April 2002 to outsource our pre-press activities in the United States to Pindar Set Ltd. In January 2004 we completed the conversion known as the “Business System Unification” project which gives Yellow Book a common set of systems, across the business, to operate on a single integrated platform. Our contract with Pindar Set Ltd. has been extended and is now fully integrated across the business. The only exception to this is the Feist business acquired in March 2004.

Printing

Because of the large print volume and binding requirements, the printing of directories requires a high level of specialisation. We outsource our printing in the United Kingdom to RR Donnelley, who print and bind all of our Yellow Pages and Business Pages directories and with whom we have had a relationship for over 20 years. We entered into a new five-year contract with RR Donnelley (subsequently extended to eight years), which commenced in August 2001 and includes the printing of colour advertising. In the United States, we have entered into fixed, long-term contracts with our principal printers who are RR Donnelley and Quebecor Printing, Inc. These contracts run to 31 March 2007 and 31 December 2007, respectively.

Distribution

We typically aim to deliver our directories free of charge door-to-door to all of the residences and businesses in all of the geographical areas for which we produce directories. We currently outsource our directory distribution to four independent distribution companies in the United Kingdom pursuant to three-year agreements from 1 April 2005 to 31 March 2008. In the United States, 38% of initial distribution is outsourced to four independent distribution companies pursuant to short and long term agreements, which expire over the next three years. The remaining 62% of initial distribution is managed internally from a highly automated distribution facility based out of Cedar Rapids, Iowa. This facility organizes the routing, mapping, hand-delivery and mailing of directories and also works directly with the US Postal Service to ensure cost-effective mailing methods.

Paper Supplies

Paper is our largest raw material and one of our largest variable-cost items. In the 2005 financial year, we purchased approximately 204,776 tonnes of paper for our directories. Our principal paper suppliers in the United Kingdom are UPM-Kymmene, who provided 91% of our paper requirements in the 2005 financial year. Our principal paper suppliers in the United States were Norske Skog Canada, Kruger and UPM-Kymmene, which together supplied over 90% of our paper requirements in the 2005 financial year. From September 2004 we have contracted for the supply of paper from three different paper suppliers Katahdin Fraser, UPM-Kymmene and Norske. The Katahdin Fraser agreement has a maximum tonnage of 81,600. The contract with UPM-Kymmene is for a minimum amount of 54,400, with no maximum given. This will enable growth in UPM-Kymmene’s tonnage at a fixed ceiling price until the end of the agreement in August 2007. The tonnage taken from our suppliers, Norske, is based on a geographical plan to keep tonnage supplied to west coast destinations (Merced, California and Portland, Oregon). The amount of tonnes from Norske will vary depending on the titles that are printing at these plants, with a minimum tonnage agreed of 18,100 until the end of 2005.

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

Intellectual Property

We have made significant investments in our brand names and logos, including our “Yellow Pages”, “Walking Fingers”, “Yell”, “Yell.com”, “Business Pages”, “Yellow Pages 118 24 7”, “Yellow Book”, “Yellowbook.com” and “Talking Pages” brand names and logos. We currently use 147 trademark registrations in the United Kingdom, including “Yell”, “Yell.com”, “Yellow Pages”, “Yellow Pages 118 24 7”, “Business Pages” and the “Walking Fingers” logo. There are 11 pending UK trademark applications. We have eight registered community trademarks which cover the European Union, and 11 pending community trademark applications. In addition, we have two registered trademarks in the United States and 5 trademark applications pending. This number excludes the brand name “Yellow Pages” and the “Walking Fingers” logo, which are generic terms in the United States and therefore in the public domain in the United States. We do not have exclusive rights to the “Yellow Pages” brand name, or its local-language equivalent, in any countries in which we might operate, other than the United Kingdom, (including Northern Ireland) and some of the former and current British territories overseas. We have registered over 1,000 internet domain names, of which we currently use 14 to connect to our websites in the United Kingdom, including Yell.com, which provides a link to Yellowbook.com.

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

Competition

We compete in the United Kingdom with other producers of classified and local advertising, such as Thomson directories, local, regional and national newspapers and classified advertising magazines, such as Exchange & Mart. As well, in early 2003 our former parent, BT, started to include a classified advertising section within its telephone directory publications and to gradually change the life span of these directories from 18 months to 12 months. Furthermore, in late 2004 the largest regional newspaper group, Trinity Mirror, launched its own directory product, the One Directory, initially in Scotland, but with plans to roll out nationally in the UK. In the United Kingdom, our price-setting is constrained by price controls imposed under the terms of undertakings given to the UK Secretary of State for Trade and Industry in 1996, which were revised in 2001. Our competitors are not constrained by such undertakings. We sell our advertisements for printed directories on a fixed annual sales cycle and publish an advanced price list well before we publish a directory. In the United Kingdom, unlike in the United States, price differentials between classified directory publishers are not significant. We believe we are price competitive with other media.

In 2005 the Office of Fair Trading referred the “Supply of Classified Directory Advertising Services” to the Competition Commission for Investigation. This review is underway. Based on the current timetable, the Competition Commission expects to report its conclusions at the latest by April 2007, but we believe it is more likely to report within the next 12 to 15 months.

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

In the United States, the relatively small size of the independent yellow pages publishers compared to the RBOCs has allowed them to compete on the time taken to bring a directory to the market and, particularly, on price. The following table compares prices charged by Yellow Book with prices charged by its main utility competitor in six areas:

Rate comparison: Incumbent vs Independent

Market	Full-page mono rate
(in dollars)
New York
Manhattan (Verizon)	92,699
Manhattan (Yellow Book)	41,064
North Carolina
Charlotte (BellSouth)	61,668
Charlotte (Yellow Book)	25,956
Pennsylvania
Pittsburgh (Verizon)	35,117
Pittsburgh (Yellow Book)	19,020
Tennessee
Jackson (BellSouth)	18,720
Jackson (Yellow Book)	6,840
Colorado
Colorado Springs (Dex Media)	33,528
Colorado Springs (Yellow Book)	15,768

Source: Yellow Pages Association (“YPA”) (formerly known as “YPIMA”, and previously as “YPPA”), Rates and Data, April 2005.

The internet is an increasingly attractive medium for advertisers. Internet advertising enables companies to deliver messages to targeted audiences with specific demographics and interests. Although advertising on the internet still represents only a small part of total advertising turnover, we believe that as the internet grows it may become increasingly important as an advertising medium. We compete through our internet sites Yell.com and Yellowbook.com, with search engines such as Google, Yahoo!, Ask Jeeves etc. and the traditional online classified directory sites such as in the United Kingdom, to a greater or lesser extent, www.thomsonlocal.com, www.118500.com, www.kellysearch.com, www.google.co.uk and in the United States, to a greater or lesser extent, www.smartpages.com (RBOC), www.dexonline.com, www.superpages.com (RBOC), www.worldpages.com (independent publisher) and www.google.com.

Regulation

The Group is subject to the regulations that apply generally to businesses in the countries in which we operate. We conduct most of our business in the United Kingdom and in the United States.

The following summary relates to those regulations in force that are material in the context of our principal business activities.

Competition Laws

UK Competition Laws

In the United Kingdom, and prior to 20 June 2003, the Secretary of State for Trade and Industry and the Director General of Fair Trading had power under the Fair Trading Act 1973 to investigate monopoly situations, which could occur when a company supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, or when a group of companies, which together supplied or purchased 25% or more of all the goods or services of a particular description in the United Kingdom or a defined part of it, behaved in ways that adversely affected competition. If the UK Secretary of State for Trade and Industry or the Director General of Fair Trading considered that a monopoly situation may exist, he had the power to decide to refer the matter to the UK Competition Commission (formerly known as the Monopolies and Mergers Commission).

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

In 2000, the Director General of Fair Trading announced he was conducting a review of the undertakings, with a view to making a recommendation to the Secretary of State for Trade and Industry as to whether the undertakings were still necessary, or whether they should be varied or superseded. Following this review, the Director General of Fair Trading recommended to the Secretary of State for Trade and Industry that the Group be required to amend the rates for its UK printed consumer classified directories in order to bring the return on sales from that business towards that which could, in his view, be expected in a competitive market and that, in order to do so by 2005, the Yell Group be required to cut those rates by 15% on 1 January 2002, and then by RPI minus 4% on 1 January 2003, 2004 and 2005. On 11 May 2001, the Office of Fair Trading announced that the Secretary of State for Trade and Industry had decided that the price cap should be RPI minus 6% every year for a period of four years for directories published from January 2002. This means, for example, that if inflation as measured by RPI is 2% at the time prices are set for given directories in each of the next four years from January 2002, then advertisement prices would be reduced in absolute terms by 4% in each of the next four years and the prices in the fourth year would be approximately 15% lower than they are currently. We are only able to increase prices in absolute terms if inflation exceeds 6% and our prices relative to inflation will continue to decline so long as the undertakings remain in effect. It should also be noted that the four-year period is entirely at the discretion of the Office of Fair Trading, which has the power to advance or delay a review and is likely to decide any future price controls.

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

On 18 August 2004, the OFT announced that it was to review the undertakings given by Yell Limited. This review was concluded on 5th April 2005, when the OFT announced that the classified directory advertising services market was not working effectively and was being referred, under its powers under section 131 of the Enterprise Act 2002, to the Competition Commission for investigation. The Commission’s administrative timetable allows for the publication of its final report by the end of June 2006. It is not bound in the remedies it can apply and therefore a wide range of outcomes is possible.

We have a variety of measures in place to ensure compliance with the undertakings given to the Secretary of State that continue to be in force while the Competition Commission carries out the investigation referred to above and our other regulatory obligations. In particular, Yell regularly submits to the Office of Fair Trading a draft of the rate card for its Yellow Pages directories, to provide an opportunity for the Office of Fair Trading to verify before the rate card is released that Yell’s proposed rates comply with its undertakings. Once Yell’s rates have been set, Yell’s systems ensure that advertisements can only be sold at those rates. Yell is also required each year to prepare accounts for its UK printed directories business and to submit those accounts to the Office of Fair Trading. The Office of Fair Trading has never initiated any investigations (other than during its formal review of the undertakings in 2000-2001 and 2004-2005) concerning the Yell Group’s compliance with any aspects of Yell’s undertakings. Compliance with Yell’s regulatory obligations more generally is assisted by the work of Yell’s regulatory compliance officer, who provides regular training to Yell’s employees regarding the regulatory obligations, and by procedures designed to ensure that all the Yell Group’s business plans are developed taking into account the group’s regulatory obligations.

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

The Data Protection Act 1998 impacts on our activities to the extent that it deals with data relating to identifiable living individuals. Although our activities relate primarily to printed directories of business information, rather than to individual or personal data, we also process data concerning individuals, such as sole traders, partnerships, individual users and employees. We must also comply with requirements relating to a data subject’s rights of access to personal information we hold.

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

If the Data Protection Act 1998 is breached, a violator may be subject to a regulatory enforcement action. Failure to comply with an enforcement order or to co-operate with the Information Commissioner in this regard is a criminal offence. A breach may also render the violator liable to pay compensation if any individual suffers damage or, in certain circumstances, distress.

Under the Directive “Concerning the processing of personal data and the protection of privacy in the electronic communications sector” (2002/58/EC), the European Union introduced new rules on data protection regarding the processing of personal data and the protection of privacy in the electronic communications sector. This Directive repeals the earlier Directive 97/66/EC of the same name and is implemented into UK law by the Privacy and Electronic Communications (EC Directive) Regulations 2003, as amended by the Privacy and Electronic Communications (EC Directive) (Amendment Regulations 2004).

Under this Directive, directory publishers are obliged to obtain the consent of a subscriber to a publicly available electronic communications service in order to process ‘traffic’ data relating to that subscriber’s use of electronic communications and data relating to that subscriber’s location. This is the case whether the subscriber is an individual or an entity such as a company. Consent will also be required in order to send unsolicited electronic communications, including e-mail, for direct-marketing purposes to an individual. Received opinion is that provisions may also apply to sending emails to individuals in a business context which could have an impact on our business if we sought to increase our levels of internet marketing. Subscribers who are natural persons, as referred to in Article 12 of the Directive, have a right to be informed about usage possibilities based on search functions in electronic versions of directories. The costs of compliance with the Directive currently are not substantial as we do not currently undertake or expect to undertake many of the activities covered by the new provisions contained in the Directive and, in so far as these new provisions do apply, our existing business practices are largely compliant with them.

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

Advertising

Our principal activity is the sale of advertising in, and the preparation and publication of, our classified directories. As with other publishers of advertisements, we are subject to advertising laws and regulations. The Advertising Standards Authority has also produced a code of conduct for advertising in the United Kingdom. Although this code of conduct does not have the force of law, failure to comply with its directions can result in “soft” sanctions such as naming the offending company publicly. Under EU directives, UK regulations and general UK advertising industry standards, we could be required to cease publishing any misleading advertisements which our advertisers may have placed in our directories. Further, in the United Kingdom, specific rules, broadly intended to ensure that consumers are protected, apply to publishers of particular types of advertisements, such as advertisements for financial services under the terms of the Financial Services and Markets Act 2000, or advertisements offering consumer credit under the terms of the Consumer Credit (Advertisements) Regulations 2004. Some of these specific rules are enforced by criminal sanctions.

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

E-commerce and Electronic Signatures

In addition to providing an attractive new advertising medium, the internet has begun to have an impact on the way consumers and businesses buy and sell goods and services. The internet allows sellers to reach a vast global audience and enables buyers to benefit from increased product information and price comparison power. We conduct intermediary e-commerce activities by renting hyperlinks on our Yell.com internet site to external online retailers, and we may expand our offering of online products and services in the future. We offer an online hotel booking service via a partnership with Active Hotels in the UK.

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

C. Organizational Structure

The principal subsidiaries of the Company are as follows:

Name and country of incorporation	Registered office	Class of share capital (issued and fully paid)	Proportion of share capital	Nature of business
Yell Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	73 ordinary shares of £1 each	100% (indirect)	classified directory publisher

Yellow Pages Sales Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	2 ordinary shares of £1 each	100% (indirect)	provision of sales services

Yellow Book USA, Inc. (Delaware, US)	398 EAB Plaza Uniondale, New York 11556	500 shares of common stock of $0.01 each	100% (indirect)	classified directory publisher

Yellow Pages Limited (England)	Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT	81 ordinary shares of £1 each	100% (indirect)	intermediate holding company

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

No property of the Yell Group accounts for 10% or more of the Yell Group’s net turnover. Details of the Group’s registered office and principal places of business are as follows:

Location	Tenure	Rent	Term	Approximate floor area
Yellow Pages House, Queens Walk, Reading, England	leasehold	£1,165,500 p.a.	25 years expiring 24 March 2009	70,000 sq.ft

First and Second Floors, Bridge Street, Reading, England	leasehold	£935,000 p.a.	24 and 25 years each expiring 24 December 2012	55,000 sq.ft

Directories House, Wellington Street, Slough, England	leasehold	£1,530,000 p.a.	25 years expiring 24 March 2015	56,659 sq.ft

Second and Fourth Floors, Whitefriars, Lewins Mead, Bristol, England	leasehold	£432,690 p.a.	10 years expiring 31 December 2008	33,922 sq.ft

Ground, Fourth and Part Fourth Floor, Jackson House, Sale, Cheshire, England	leasehold	£283,220 p.a.	25 years expiring (together with revisionary lease 10 years expiring 12 November 2011)	25,355 sq.ft

Block C, 54 Hagley Road, Birmingham, England	leasehold	£311,673 p.a.	25 years expiring 20 March 2013	23,956 sq.ft

Sixth, Seventh, Eight, and Ninth floors 180 St Vincent Street Glasgow, Scotland	leasehold	£458,772 p.a.	28 May 2018	27,956 sq.ft

Fourth Floor 180 St Vincent Street Glasgow, Scotland	leasehold	£127,431 p.a.	28 May 2018	5,800 sq.ft

Fourteenth, Fifteenth, Sixteenth and Seventeenth floors Quayside Tower Broad Street Birmingham, England BH1 2HF	leasehold	£379,728 p.a.	15 years expiring 22 February 2019	21,096 sq.ft

2004 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$683,760 p.a.	10 years expiring 31 January 2011	28,490 sq.ft

2008 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$383,003 p.a.	5 years expiring 30 April 2009 (1st floor 30 April 2009, 2nd floor 30 November 2009)	21,720 sq.ft

2540 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$273,989 p.a.	5 years expiring 31 May 2008	14,700 sq.ft

2560 Renaissance Blvd, King of Prussia, Pennsylvania, USA	leasehold	$910,998 p.a.	10 years expiring 30 April 2010	35,000 sq.ft

Location	Tenure	Rent	Term	Approximate floor area
193 EAB Plaza, Uniondale, New York, USA	leasehold	$953,247 p.a.	5 years expiring 31 January 2007 and 10 years expiring 31 January 2012	7,385 sq.ft 23,028 sq. ft 30,413 sq. ft

Cedar Rapids, IA-Tech Park and IA Distribution, 6300 C Street SW, Cedar Rapids IA 52406, USA	owned	N/A	N/A	215,000 sq.ft

2201 Willenborg Avenue, Effingham, IL 62401, USA	leasehold	$692,431 p.a.	expires 20 March 2009	56,520 sq.ft

3020 North Cypress Suite 200 Wichita, Kansas 67226, USA	leasehold	$289,377 p.a.	10 years expiring 30 July 2011	18,000 sq.ft

316 Main Street Spearville, Kansas 67876, USA	owned	n/a	n/a	5,000 sq.ft.

4314 South Loop 289 Suite 100 Lubbock, Texas 79413, USA	owned	n/a	n/a	10,000 sq.ft.

4045 Northwest 64th Street Suite 400 Oklahoma City, Oklahoma 73116, USA	leasehold	$138,224 p.a.	10 years expiring 30 September 2009	11,000 sq.ft.

4210 Shawnee Mission Parkway Suite 400A Fairway, Kansas 66205, USA	leasehold	$165,042 p.a.	15 years expiring 28 February 2010	9,200 sq.ft.

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

We have developed advanced systems to support our business processes. We operate wide-area networks in the United Kingdom and the United States to provide nationwide access to data. In the United Kingdom, we have direct data links with our pre-press supplier. In the United Kingdom, we have implemented management information systems provided by SAP for management accounting, human resources, core sales order processing, customer services and billing activities. Our total storage capability in the UK is over 130 terabytes. Our Information Services department has over 200 employees.

In the United States, our storage capacity is over 35 terabytes and our Information Technology Department has over 129 employees. We use DIAD, Clipper and PagEntry as our standard production system and Lawson as our platform for accounting and human resources. The McLeod and NDC acquisitions have now been integrated onto that standard platform. The recent Feist acquisition runs on a proprietary AS400/Miles 33 system and remains the only area of the business not operating on our standard platform.

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

Environment

In both the United Kingdom and the United States, we actively seek to minimise the impact of the production of our directories on the environment. In particular, we have been increasing the percentage of recycled paper fibre used in our printed directories. All of the new paper for the production of Yellow Pages and Business Pages is sourced from sustainable forestry and our paper suppliers are registered with The Finnish Forest Certification Scheme which is endorsed by the Pan European Forest Certification Council (PEFC). In the United States we are working with our suppliers to ensure we use sustainable forestry. We work closely with our printing suppliers to minimise paper wastage in our directory production process and have successfully reduced wastage to very low industry-leading levels. In the 2005 financial year, the recycled fibre content of our UK Yellow Pages directories was approximately 46%. We actively promote the collection and recycling of used directories in the United Kingdom through links with, and by providing financial support to, local authorities. In the United States, we have partnered with earth 911, an environmental information network, to provide community-specific recycling. Our activities in the United Kingdom are registered to ISO 14001, the environmental standard of the International Standards Organisation.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following information should be read in conjunction with the audited financial statements for the Yell Finance B.V. and its subsidiaries. The financial statements have been prepared under the historical cost convention in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). See the reconciliation of UK GAAP to US GAAP in note 28.

Factors Affecting Results of Operations

Group Turnover

We are the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States. We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book and Business Pages. We also generate turnover from online-related activities such as online advertising, website design and domain-name sales and from Yellow Pages 118 24 7. Our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues. Therefore, we have better visibility of our expected near-term financial results than might otherwise be the case.

We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory, in accordance with UK GAAP. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, while others have lower-than-average levels. For example, during our 2005 financial year, the four financial quarters accounted for 22%, 25%, 23% and 30% of Group turnover, respectively. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. The re-phasing or timing of distribution into an earlier or later period also affects the quarterly distribution of turnover. By the same token, our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues, and hence provides better visibility of our expected near-term financial results than might otherwise be the case. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

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

When RPI is less than 6%, this new price cap requires us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our UK printed consumer classified directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect. During our 2005 financial year, the average price of advertising in our Yellow Pages directories decreased by 3.3%, as compared to a decrease of 4.8% during our 2004 financial year. We are not subject to any regulatory price constraints in the United States.

In the 2005 financial year, approximately 46% of our Group turnover was affected by a price cap, as compared to 49% during the 2004 financial year and 50% during the 2003 financial year. In the 2005 financial year, 52% of our turnover came from UK operations compared with 53% in the 2004 financial year.

While the current Competition Commission review of the market is underway, we will continue to cut prices for advertising in our UKYellow Pages directories in line with the RPI less 6% formula.

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

Paper is our largest raw material and one of our largest variable-cost items. In recent years paper prices have fluctuated significantly. In the 2005 financial year, paper costs were equivalent to 6.6% of Group turnover and represented 10.6% of our total cost of sales in the United Kingdom and 17.0% of our total cost of sales in the United States.

Cost of sales also includes bad debt expense. Our UK business currently has low bad debt expense relative to our US business due to our established market position in the United Kingdom. Our Yellow Book directories business operates in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which historically we have intentionally accepted a higher rate of bad debts. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of our advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

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

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margin. In the 2005 financial year, for example, the gross profit margin for our UK business was 62.9%, compared to 44.3% for our US business. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

We intend to increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Year Ended 31 March 2005 Compared to Year Ended 31 March 2004

Group Turnover

	Year ended 31 March 2004		Year ended 31 March 2005
	(£ in millions)	(%)(a)	(£ in millions)	(%)(a)
UK printed directories	593.9	50.0	612.1	47.6
Other UK products and services	41.0	3.5	52.3	4.1
Total UK turnover	634.9	53.5	664.4	51.7
US printed directories:
US printed directories at constant exchange rate(b)	552.0	46.5	675.0	52.5
Exchange impact(b)	—	—	(54.1)	(4.2)
Total US turnover	552.0	46.5	620.9	48.3
Group turnover	1,186.9	100.0	1,285.3	100.0

(a)	The percentage of total group turnover.
(b)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Group turnover increased by £98.4 million, or 8.3%, from £1,186.9 million in the 2004 financial year to £1,285.3 million in the 2005 financial year, reflecting increased turnover during the period from each business segment.

UK turnover

UK printed directories increased by 3.1%, or £18.2 million during the 2005 financial year. We added almost 117,000 new advertisers, exceeding our target of 100,000 new advertisers for the fifth successive year. We retained 75% of existing customers (74% excluding national and key accounts). The decline from 77% last year primarily reflects increased competition and the substantial growth in our advertiser base over the last five years as new customers typically dilute retention. As a result, the total number of unique print advertisers was 478,000 compared with 480,000 last year.

Turnover per unique advertiser increased for all UK printed directories by 3.5% to £1,280 from £1,237, after the effect of the 3.3% price reduction on our Yellow Pages directories.

We rescoped 13 directories into 25 during the year, addressing changes in demographic, shopping and trading patterns and enabling us to compete more effectively with the wide range of alternative classified information available to the user. We now publish 102 Yellow Pages directories and offer full coverage of the United Kingdom, following the publication of the Hull directory for the first time.

Turnover from Yell.com, our UK online directory service, increased by £10.4 million, or 40.3%, from £25.8 million to £36.2 million. This increase reflected the 36.9% increase in searchable advertisers to 141,000, including 23,000 who do not advertise in our printed products. This brings our total UK unique advertisers to 501,000 (498,000 last year). Through our channel-neutral approach, Yell.com has successfully captured new advertisers from new markets, taking advantage of the widening usage of the internet within the classified advertising market.

In the year ahead we expect total UK turnover to grow at approximately 3% with a significant contribution from Yell.com.

US turnover

Turnover from US printed directories increased by £68.9 million, or 12.5%, from £552.0 million in the 2004 financial year to £620.9 million in the 2005 financial year. Turnover was negatively affected by £54.1 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £123.0 million, or 22.3%. The average exchange rates were approximately $1.85 to £1.00 in the year ended 31 March 2005 and $1.69 to £1.00 in the prior year.

The Group had 455,000 unique advertisers in the United States in the year ended 31 March 2005 compared to 386,000 in the prior year. Average turnover per unique advertiser grew 3.7% from $2,434 to $2,525. Customer retention increased from 70% to 71%.

Of the 22.3% growth in turnover, excluding the effect of exchange rate movements, 14.2% was from organic turnover growth. This included 11.1% from same-market growth, which benefitted from the successful relaunch of several major former McLeod directories, as compared to 9.0% last year. Directories from acquisitions that published for the first time in the most recent year are not included in the same market growth results.

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

Remaining growth was due to 19 new directory launches (contributing 3.1% to the growth) and 32 directories publishing for the first time after acquisition (contributing 8.4% to the growth) offset by the effect of winding down certain operations (0.3% reduction).

In the year ahead, we expect organic turnover growth of approximately 12%, helped by a heavy schedule of launches in the first half. We also expect our 2005 acquisitions to contribute an extra 1.5% of turnover in 2006.

Cost of Sales

	Year ended 31 March 2004		Year ended 31 March 2005
	(£ in millions)	(%)(a)	(£ in millions)	(%)(a)
UK printed directories	228.0	38.4	231.7	37.9
Other UK products and services	12.4	30.2	14.6	27.9
Total UK cost of sales	240.4	37.9	246.3	37.1
US printed directories:
US printed directories at constant exchange rate(b)	312.5	56.6	375.2	55.6
Exchange impact(b)	—	—	(29.2)	54.0
Total US cost of sales	312.5	56.6	346.0	55.7
Total cost of sales	552.9	46.6	592.3	46.1

(a)	The percentage of related turnover.
(b)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Total cost of sales in the 2005 financial year increased by £39.4 million, or 7.1%, compared to the 2004 financial year.

The £3.7 million, or 1.6%, increase in cost of sales for UK printed directories from £228.0 million in the 2004 financial year to £231.7 million in the 2005 financial year reflected higher advertisement volumes. Cost of sales for other UK products and services increased by £2.2 million, or 17.7%, from £12.4 million in the 2004 financial year to £14.6 million in the 2005 financial year.

Cost of sales for US printed directories as a percentage of related turnover decreased slightly to 55.6% in the 2005 financial year, as compared to 56.6% in the 2004 financial year.

Our consolidated bad debt expense was £72.6 million, or 5.6% of Group turnover in the 2005 financial year, as compared with £71.0 million, or 6.0% of Group turnover in the 2004 financial year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services turnover in 2005 and 4.5% in the 2004 financial year. The US bad debt expense was 7.3% of US printed directories turnover in the 2005 financial year as compared to 7.7% in the 2004 financial year.

Gross Profit and Gross Profit Margin

	Year ended 31 March 2004		Year ended 31 March 2005
	(£ in millions)	(%)(a)	(£ in millions)	(%)(a)
UK printed directories	365.9	57.7	380.4	54.9
Other UK products and services	28.6	4.5	37.7	5.4
Total UK gross profit	394.5	62.2	418.1	60.3
US printed directories:
US printed directories at constant exchange rate(b)	239.5	37.8	299.8	43.3
Exchange impact(b)	—	—	(24.9)	(3.6)
Total US gross profit	239.5	37.8	274.9	39.7
Gross profit	634.0	100.0	693.0	100.0
Gross profit margin (%)
UK operations		62.1		62.9
US operations		43.4		44.3
Group total (%)		53.4		53.9

(a)	The percentage of total gross profit.
(b)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

The increase in gross profit as a percentage of Group turnover from 53.4% in the 2004 financial year to 53.9% in the 2005 financial year principally reflected improved margins from both the UK and US operations.

Distribution Costs and Administrative Expenses

Distribution costs increased by £3.8 million, or 11.0%, from £34.5 million in the 2004 financial year (2.9% of Group turnover) to £38.3 million in the 2005 financial year (3.0% of Group turnover). Excluding the effects of the weakening dollar, distribution costs would have increased by £6.0 million.

Administrative expenses decreased by £39.1 million, or 8.7%, from £449.1 million in the 2004 financial year to £410.0 million in the 2005 financial year. Excluding exceptional costs, detailed in note 4 to the financial statements, administrative expenses increased by £14.5 million or 4.0% from £359.0 million to £373.5 million.

Group Operating Profit and EBITDA

	Year ended 31 March
	2004	2005	Change
	£	£	(%)
	(in millions)
UK operations
Operating profit	129.8	170.6
Depreciation and amortization	69.4	70.1
EBITDA(a)	199.2	240.7	20.8
US operations
Operating profit	20.6	74.1
Depreciation and amortisation	50.2	51.5
Exchange impact(b)	—	14.3
EBITDA at constant exchange rate	70.8	139.9	97.6
Exchange impact(b)	—	(14.3)
EBITDA(a)	70.8	125.6	77.4
Group
Total operating profit	150.4	244.7
Depreciation and amortisation	119.6	121.6
Group EBITDA(a)	270.0	366.3	35.7
Depreciation and amortisation	(119.6)	(121.6)
Net interest payable	(194.5)	(125.0)
Taxation	(7.0)	(49.3)
(Loss) profit for the financial year	(51.1)	70.4

(a)	EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit (loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is one of the key financial measures that we use to assess our success in achieving growth and operational efficiencies (see note 2 to the financial statements, segmental analysis).
(b)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Group EBITDA for the financial year ended 31 March 2005 increased by £96.3, or 35.7%, compared to the 2004 financial year. Excluding the exceptional and other one-off items in 2005 and 2004, Group EBITDA would have increased by £42.7 million, or 11.9%, and the margin would have increased one percentage point to 31.3%, reflecting the strong US performance. If we also exclude the effect of exchange rate movements of £14.3 million, Group EBITDA would have increased by £57.0 million, or 15.8%.

EBITDA from the UK operations increased 20.8% to £240.7 million from £199.2 million in the 2004 financial year, which includes charges of £33.9 million in connection with the initial public offering of our parent company in July 2003. Excluding exceptional costs, EBITDA from the UK operations increased by £7.6 million, or 3.3%. Growth in EBITDA before exceptional costs primarily reflects the increased profitability of Yell.com. Yell.com reported EBITDA of £9.6 million (operating profit of £7.8million adding back depreciation of £1.8 million) for the 2005 financial year as compared to £5.3 million (operating profit of £3.6 million adding back depreciation of £1.7 million) in the prior year. The printed directory EBITDA margin, after excluding exceptional costs, decreased from 38.3% to 36.8%, and the overall UK EBITDA margin, after excluding exceptional costs, was 36.2% coming down from 36.7% the year before. In the year ahead, we expect the UKEBITDA margin to reflect increasing competitive pressure and additional charges under International Financial Reporting Standards.

EBITDA from the US operations for the 2005 financial year increased by £54.8 million compared to the 2004 financial year after including exceptional costs of £36.5 million in 2005 relating to litigation brought against our US operations, and costs in 2004 of £56.2 million relating to our parent company’s initial public offering. Excluding the exceptional items, EBITDA from our US operations increased by £35.1 million, or 27.6%, compared to the 2004 financial year. The EBITDA margin for Yellow Book was 20.2% in the 2005 financial year; excluding exceptional items, the EBITDA margin increased to 26.1%, as we focused on increasing the benefit and yield from our directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. In the year ahead, we expect that the US EBITDA margin will continue to grow.

Net Interest Payable

Net interest expense was £125.0 million, comprising both cash interest and non-cash interest, in the 2005 financial year, compared to £194.5 million in the 2004 financial year. Net interest expense in the 2005 financial year comprised £74.5 million of net interest paid or to be paid within a six-month period, £10.4 million of interest rolled-up into our long-term debt, £6.1 million of amortised financing costs and £34.0 million of interest payable on the subordinated parent company loans. Net interest before exceptional items was £136.1 million in 2004. The exceptional items of £58.4 million in 2004 comprised £36.4 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003; £19.7 million early redemption of 35% of our senior notes on 18 August 2003, and £2.3 million arrangement fee on the undrawn revolving credit facility.

Taxation

Taxation before exceptional items was a charge of £63.0 million for the 2005 financial year and a charge of £44.2 million in the 2004 financial year. Tax credits in the amount of £13.7 million for the 2005 financial year and £37.2 million in the 2004 financial year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States. We expect our effective tax rate to be around 30% of profits before amortisation and tax in the 2006 financial year under current UKGAAP and around 33% under IFRS.

Profit (Loss) Before and After Tax

After charging the exceptional items, the profit on ordinary activities before tax was £119.7 million in the 2005 financial year as compared to a loss of £44.1 million in the 2004 financial year. Excluding the effect of the exceptional costs, the profit before taxation and profit after taxation for the 2005 financial year would have been £156.2 million and £93.2 million, respectively.

Loss before taxation for the year ended 31 March 2004 was £44.1 million. Excluding the exceptional costs of £148.5 million, profit before taxation for the year ended 31 March 2004 would have been £104.4 million. The effect on the loss after tax of excluding the exceptional costs is £44.2 million, bringing the profit after tax and before exceptional costs for the year ended 31 March 2004 to £60.2 million.

Year Ended 31 March 2004 Compared to Year Ended 31 March 2003

Group Turnover

	Year ended 31 March 2003		Year ended 31 March 2004
	(£ in millions)	(%)(2)	(£ in millions)	(%)(2)
UK printed directories	573.7	51.5	593.9	50.0
Other UK products and services	41.2	3.7	41.0	3.5
Total UK turnover	614.9	55.2	634.9	53.5
US printed directories:
US printed directories at constant exchange rate(1)	499.1	44.8	605.0	51.0
Exchange impact(1)	—	—	(53.0)	(4.5)
Total US turnover	499.1	44.8	552.0	46.5
Group turnover	1,114.0	100.0	1,186.9	100.0

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of total group turnover.

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

Turnover per unique advertiser decreased for all UK printed directories by 2.8% to £1,237 from £1,272, after the impact of the 4.8% price reduction, on our Yellow Pages directories and the dampening effect that the increased number of customers had on yield.

Turnover from Yell.com, our UK online directory service, increased by £5.5 million, or 27.1%, from £20.3 million to £25.8 million. This increase was offset by a reduction in turnover from our other products and services, primarily from discontinued products resulting from the sale of our data-service business, Yell Data, in June 2003 and the ending of our contract with BT to sell advertising in their phone books in March 2003.

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

Same-market growth of 9.3% has grown from 6.1%. Directories from acquisitions that published for the first time in the most recent year are not included in the same market growth results. The former McLeod directories performed in line with Yellow Book same-market growth.

Remaining growth was due to ten new directory launches (contributing 2.2% to the growth), four directories publishing for the first time after acquisition and the inclusion of a full year of results of McLeod and NDC (contributing 9.4% to the growth).

Cost of Sales

	Year ended 31 March 2003		Year ended 31 March 2004
	(£ in millions)	(%)(2)	(£ in millions)	(%)(2)
UK printed directories	207.9	36.2	228.0	38.4
Other UK products and services	15.0	36.4	12.4	30.2
Total UK cost of sales	222.9	36.2	240.4	37.9
US printed directories:
US printed directories at constant exchange rate(1)	287.0	57.5	343.5	56.8
Exchange impact(1)	—	—	(31.0)	(5.8)
Total US cost of sales	287.0	57.5	312.5	56.6
Total cost of sales	509.9	45.8	552.9	46.6

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of related turnover.

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

Our consolidated bad debt expense was £71.0 million, or 6.0% of Group turnover in the 2004 financial year, as compared with £67.6 million, or 6.1% of Group turnover in the 2003 financial year. The charge for UK bad debts was 4.5% of UK printed directories and other products and services turnover for both the 2003 and 2004 financial years. The US bad debt expense was 7.7% of US printed directories turnover in the 2004 financial year as compared to 8.1% in the 2003 financial year, reflecting the more developed US profile and the relatively low level of launches in 2004.

Gross Profit and Gross Profit Margin

	Year ended 31 March 2003		Year ended 31 March 2004
	(£ in millions)	(%)(2)	(£ in millions)	(%)(2)
UK printed directories	365.8	60.6	365.9	57.7
Other UK products and services	26.2	4.3	28.6	4.5
Total UK gross profit	392.0	64.9	394.5	62.2
US printed directories:
US printed directories at constant exchange rate(1)	212.1	35.1	261.5	41.3
Exchange impact(1)	—	—	(22.0)	(3.5)
Total US gross profit	212.1	35.1	239.5	37.8
Gross profit	604.1	100.0	634.0	100.0

Gross profit margin (%)
UK operations		63.8		62.1
US operations		42.5		43.4
Group total (%)		54.2		53.4

(1)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.
(2)	The percentage of total group profit.

The decrease in gross profit as a percentage of Group turnover from 54.2% in the 2003 financial year to 53.4% in the 2004 financial year principally reflected the changing geographic mix of our operations resulting from the increased contribution of our US business.

Distribution Costs and Administrative Expenses

Distribution costs decreased by £1.5 million, or 4.2%, from £36.0 million in the 2003 financial year (3.2% of Group turnover) to £34.5 million in the 2004 financial year (2.9% of Group turnover). Excluding the effects of the weakening dollar, distribution costs would have increased by £0.4 million.

Administrative expenses increased by £64.4 million, or 16.7%, from £384.7 million in the 2003 financial year to £449.1 million in the 2004 financial year. The increase was largely due to exceptional costs arising as a result of our parent company’s initial public offering in July 2003:

•	£57.0 million for employee incentive plans;

•	£28.9 million in fees, including VAT, paid to the previous owners; and

•	£4.2 million for other costs.

These increases were partially offset by the absence of £15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002 and the effect of the weakening US dollar.

Group Operating Profit and EBITDA

	Year ended 31 March
	2003	2004	Change
	£	£	(%)
	(in millions)
UK operations
Operating profit	142.3	129.8
Depreciation and amortization	69.2	69.4
EBITDA(1)	211.5	199.2	(5.8)

US operations
Operating profit	41.1	20.6
Depreciation and amortisation	51.7	50.2
Exchange impact(2)	—	11.4
EBITDA at constant exchange rate	92.8	82.2	(11.4)
Exchange impact(2)	—	(11.4)
EBITDA(1)	92.8	70.8	(23.7)

Group
Total operating profit	183.4	150.4
Depreciation and amortisation	120.9	119.6

Group EBITDA(1)	304.3	270.0	(11.3)
Depreciation and amortisation	(120.9)	(119.6)
Net interest payable	(236.6)	(194.5)
Taxation	12.6	(7.0)

Loss for the financial year	(40.6)	(51.1)

(1)	EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit (loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group’s cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is one of the key financial measures that we use to assess our success in achieving growth and operational efficiencies (see note 2 to the financial statements, segmental analysis).
(2)	Constant exchange rate states the results of the most recent year presented at the same exchange rate as that used to translate the results of the previous year presented. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

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

B. Liquidity and Capital Resources

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200.0 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008, none of which was drawn down at 31 March 2005.

Our net cash inflow from operating activities was £253.5 million in the 2004 financial year and £355.1 million in the 2005 financial year, or a 40.1% increase.

Our net cash inflow from operating activities before payments of exceptional costs (2004—£33.8 million; 2005—£13.6 million) and non-cash charges relating to our parent company’s initial public offering in 2004 of £40.7 million and after capital expenditure (2004—£24.5 million; 2005—£24.0 million) increased from £303.5 million in the 2004 financial year to £347.2 million in the 2005 financial year. We made an additional annual pension contribution of £8.2 million in the 2005 financial year, and expect to make an additional annual contribution of approximately £8.5 million in the next financial year.

Net cash inflow from operating activities of £355.1 million for 2005 as a percentage of EBITDA of £366.3 million was 96.9% (“cash conversion”). Excluding the exceptional costs, the cash conversion increased from 84.3% in the 2004 financial year, to 86.2% in the 2005 financial year. We use the cash conversion excluding exceptional costs measure to monitor the efficiency of our operations in converting earnings into cash. We expect to continue to convert around 80% of EBITDA to cash in the year ahead.

Net cash outflow from returns on investments and servicing of finance of £145.7 million for the 2005 financial year comprises £72.2 million of cash pay interest and £73.5 million of interest paid to our parent company.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of shares in our parent company to be held in trust for employees. Capital expenditure was £24.0 million in the 2005 financial year compared to £24.5 million in the 2004 financial year. The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administrative staff. We continued to augment our growth in the United States with further selective acquisitions totalling £31.8 million in the 2005 financial year.

Capital Resources

At 31 March 2005, we had cash of £53.1 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of £1,645.9 million at 31 March 2005, as set out below.

	Payments due by period
Debt	Within 1 year	1-3 years	3-5 years	After 5 years	Total
	£	£	£	£	£
	(in millions)
Long-term loans and other borrowings
Term Loan A1—denominated in sterling	90.0	150.0	304.0	—	544.0
Term Loan A2—denominated in US dollars	—	—	315.6	—	315.6
Senior notes	—	—	—	314.7	314.7
Other	1.3	—	—	—	1.3
Total debt owed to third parties	91.3	150.0	619.6	314.7	1,175.6
Subordinated parent company loans	58.9	—	—	478.5	537.4
Total debt, including subordinated parent company loan	150.2	150.0	619.6	793.2	1,713.0

Unamortised financing costs					(14.0)
Total debt, net of unamortised financing costs					1,699.0
Cash at bank					(53.1)
Net debt at end of the period					1,645.9

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

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”, as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12 month period and reported to the providers of the senior credit facility on a six-monthly basis. We have maintained the financial ratios for the year ended 31 March 2005 in compliance with these debt covenants.

Net debt, excluding the subordinated parent company loan, at £1,108.5 million at 31 March 2005 was 2.8 times the £402.8 million of 2005 EBITDA, before exceptional costs of lawsuits. Net debt, excluding the subordinated parent company loan, at £1,223.3 million at 31 March 2004 was 3.4 times the £360.1 million of 2004 EBITDA, before exceptional costs from our parent company’s IPO. Given our strong and steady cash flows, we believe that the Group can comfortably carry external debt of 3 to 4 times EBITDA and, indeed, that it would be cost effective to do so.

Since the year end, we have agreed a new £2 billion credit facility to refinance our existing bank debt and to fund an acquisition, see “Post balance sheet event” below.

Acquisitions

In the year ended 31 March 2005, we acquired yellow pages directories in the United States for an aggregate purchase price of $60.0 million (£31.8 million). These acquisitions gave rise to £27.0 million of goodwill recorded in the year.

In the year ended 31 March 2004, we acquired yellow pages directories in the United States (including Feist) for an aggregate purchase price of $198.9 million (£108.6 million) plus expenses of $0.5 million (£0.3 million). These acquisitions gave rise to £100.4 million of goodwill recorded in that year.

Post balance sheet event

On 17 May 2005, we announced that our US business had entered into a definitive agreement for the purchase (the Acquisition) of Transwestern Holdings, L.P. (Transwestern) from Thomas H. Lee Partners, CIVC Partners, LLC and Transwestern management for $1,575 million (£829 million) in cash. Transwestern is a leading independent directory publisher in the US, with an extensive footprint in 25 states, including core positions in California and Texas, which complements Yellow Book’s footprint. Transwestern published 332 directories during the year ended 31 December 2004. Transwestern has also offers online yellow pages advertising services through WorldPages.com.

The Acquisition establishes Yell as the third largest directory publisher globally and Yellow Book as the fifth largest directory publisher in the US, based on US pro forma revenues in excess of $1.4 billion for the financial year 2005. The acquisition further strengthens our position as a leading independent directory publisher in the US.

At 17 May 2005 we had agreed in principle to a new £2 billion credit facility, (the New Credit Facility), a fully underwritten committment by ABN AMRO, BNP Paribas, Citibank, HSBC and JPMorgan Chase, to refinance all of our existing bank debt of £860 million and to fund the Acquisition, if the Acquisition is completed. Our senior notes remain unaffected. The New Credit Facility will consist of (i) a Term Loan Facility in the amount of up to £1,400 million and (ii) a Committed Multi-Currency Revolving Credit Facility in the amount of up to £600 million. The commitment is subject to a number of usual and customary conditions precedent. The terms of the New Credit Facility will be based on the LMA (Loan Market Association) Multi-Currency Term and Revolving Credit Facilities agreement and the Senior Facilities Agreement. It will be subject to customary covenants and restrictions and events of default and will require us to maintain specified leverage ratios. The final maturity date will be 5 years from the entering into of a final new credit facility agreement.

Based on Yell’s and Transwestern’s strong cash generation, we expect our leverage ratio (net debt/pro forma EBITDA) to reach 4.0 times by 31 March 2006.

The Acquisition is subject to shareholder approval and Hart Scott Rodino clearance in the USA. Therefore, completion of the Acquisition cannot be assured.

Litigation

The exceptional costs of £36.5 million (£22.8 million after tax) in the year ended 31 March 2005 are the estimated costs relating to lawsuits brought against Yellow Book USA in relation to an advertising campaign that finished in 2004.

As we previously disclosed, a lawsuit filed by Verizon was settled in October 2004. Following publication of our half year results, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement will be published to class members and the final approval hearing is anticipated to be held in late summer 2005.

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

At 31 March 2005 trade creditors represented 15 days of purchases. The Company has no significant trade creditors.

Significant Differences Between UK and US GAAP

Our consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP dividends are recorded in the period in which dividends are declared. See note 28 of the notes to the financial statements included elsewhere in this annual report on differences between US GAAP and UK GAAP.

Recent US GAAP Accounting Pronouncements

In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation (SFAS 123R). This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. We believe that we already comply with this requirement and do not expect adoption of this revision to the standard to have a material effect on our consolidated financial position or results of operations.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the “Regulation”) requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Our parent company and its subsidiaries are subject to the Regulation, which is effective for each financial year starting on or after 1 January 2005. Accordingly, we have adopted IFRS from 1 April 2005.

Our first results under IFRS will be for the three months ended 30 June 2005. The date of transition to IFRS is 1 April 2004. We have published separately from this annual report on Form 20-F a set of 2005 conversion statements that set out the effects of the transition from UKGAAP to IFRS on our balance sheet at the date of transition and on the quarterly results since transition. These statements have been prepared on the basis of our best knowledge of what IFRS may require at 31 March 2006. The current standards are subject to ongoing review and interpretation. There is a possibility that IFRS at 31 March 2006 may be different from our current expectations. Therefore, the financial information for the 2005 financial year that we publish in our audited accounts for the year ending 31 March 2006 may be different from that published in our conversion statements.

The conversion statements include the three months ended 30 June 2004, the three and six months ended 30 September 2004, the three and nine months ended 31 December 2004 and the year ended 31 March 2005. These statements have been prepared on the basis of IFRS expected to be available at 31 March 2006. These are subject to ongoing review and endorsement by the EU or possible amendment and are, therefore, still subject to change.

We have included our accounting policies as revised under IFRS in the conversion statements. The primary changes to our published results arise from:

•	discontinuing goodwill amortisation unless the value of goodwill is impaired;

•	accounting for pensions on a basis similar to what would have been required under FRS17 as described in Note 23 to the financial statements in this annual report;

•	including in employee costs the fair value of equity instruments granted to employees; and

•	increasing the tax charge to remove certain benefits recognised under UKGAAP.

Our unaudited EBITDA under IFRS for the year ended 31 March 2005 is 3.0% lower than under UKGAAP at £356.5 million. Our EBITDA before exceptional items under IFRS for the year ended 31 March 2005 was 2.4% lower than under UKGAAP at £393.0 million. Our unaudited profit before tax was £200.4 million and profit after tax was £138.7 million, 67.4% and 97.0% higher, respectively, primarily due to discontinuing goodwill amortisation. The adjustments do not affect the reported cash flows from operations. Additional information, including reconciliations to UK GAAP, regarding the effects of IFRS on our 2005 results is provided on a Form 6-K submitted to the SEC on 13 June 2005.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe that there is a great likelihood that materially different amounts would be reported related to the items described below. We consider the following to be a description of the most significant estimates, which require our management to make subjective and complex judgements, or matters that are inherently uncertain.

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

If our allowance for credit losses as a percentage of turnover had been 1.0% higher or lower during the year ended 31 March 2005, then profit before tax would have varied by approximately £13 million.

Goodwill and tangible fixed assets. Goodwill and tangible fixed assets are long-lived assets that are amortised over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If the useful economic lives of our goodwill had increased or decreased by an average of one year during the year ended 31 March 2005, then our amortisation charge would have varied by approximately £5 million. Our depreciation charge would have decreased by approximately £6 million if the useful lives of our fixed assets had increased by an average of one year, or increased by approximately £13 million if the useful lives had decreased by an average of one year. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition.

Historically, we have not realised large gains or losses on disposals of fixed assets.

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

Taxes. The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. In the year ended 31 March 2005, we increased our net profit for the year by £5.8 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. At 31 March 2005, we have recognised all of our potential deferred tax assets.

Lawsuit costs. The determination of our obligation and expense for the exceptional lawsuits are based on management’s best estimates after taking into consideration appropriate advice from legal experts.

C. Research and Development, Patents, Licenses, etc.

Not applicable.

D. Trend Information

Current Trading and Prospects

Since 31 March 2005, trading has been in line with our expectations.

We have put in place substantial groundwork to ensure that our growth continues in the current financial year. Our strong cash generation should allow us to continue to finance acquisitions in the US and grow dividends in line with earnings.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than the hedges discussed in this document.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as at 31 March 2005:

	Within 1 year	1-3 years	3-5 years	After 5 years	Total
		(£ in millions)
Long-term debt	148.9	150.0	619.6	793.2	1,711.7
Operating lease obligations	13.7	23.5	19.0	29.4	85.6
Finance lease obligations	1.3	—	—	—	1.3
Estimated interest payments(a)	68.6	149.8	85.8	263.2	567.4
Total	232.5	323.3	724.4	1,085.8	2,366.0

(a)	Interest payments have been estimated based on the assumptions that (1) the long-term debt principal repayments are the same as those presented in this table; (2) floating rate interest rates are the same as those implicit in the long-term yield curve (one-month LIBOR on UK senior debt remaining at 4.9% in April 2005 to March 2007 and one-month LIBOR on US senior debt increasing from 2.7% in April 2005 to 4.7% by March 2007); (3) floating interest rates do not change after March 2007; (4) the USDollar to British Pound exchange rate is $1.90: £1.00 in all future periods; and (5) the interest rate on subordinated parent company loans is 6.3%. Our estimated interest payments should not be relied on as fact, because interest rates and exchange rates could vary materially from those that we assumed.

There were no purchase commitments or other long-term liabilities as at 31 March 2005 other than those stated above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

A. Directors and Senior Management

The Directors of Yell Group plc, our parent, their dates of birth and positions are as follows:

Name	Date of birth	Position
Robert Scott	6 January 1942	Chairman (non-executive)
John Condron	14 November 1949	Chief Executive Officer (executive)
John Davis	21 March 1962	Chief Financial Officer (executive)
Charles Carey	22 November 1953	Director (non-executive)
John Coghlan	19 April 1958	Director (non-executive)
Joachim Eberhardt	26 August 1963	Director (non-executive)
Lyndon Lea	13 January 1969	Director (non-executive)
Lord Powell of Bayswater	6 July 1941	Director (non-executive)

John Condron Chief Executive Officer John was previously the Managing Director of the Group, when it was a division of BT. He continued as CEO of the Group on its sale by BT. John is a member of the UK Government’s Advisory Committee on Advertising. John joined BT in 1973 in the International Finance Division. He became Strategy Manager for BT’s White Pages Division in 1978 before joining Yell in 1980 as New Product Development Manager. In 1987, John became the Marketing and Sales Controller and, in 1992, he assumed the additional responsibility of Managing Director of Yellow Pages Sales Limited. In January 1994, he was appointed as the Managing Director of the Yellow Pages Group.

John Davis Chief Financial Officer Before joining Yell as CFO in September 2000, John was Group Finance Director at Yahoo! Europe. Prior to that, he worked for Pearson plc from 1997 to 2000 as Chief Financial Officer for their US operations, and as a board director of Pearson Inc. He subsequently became Finance Director of the Financial Times Group Limited. John began his career at Price Waterhouse, where he qualified as a Chartered Accountant. From 1989 to 1997, he held a variety of positions at EMAP plc, including Director of Corporate Finance/Treasury and Finance Director of EMAP Radio.

Robert Scott Chairman Bob is currently a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, Focus DIY Group Limited and Crimestoppers Trust. He is also a non-executive director of Swiss Reinsurance Company, Zurich. Bob retired as group chief executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been a director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and he was a member of the President’s Committee of the CBI from 1998-2000.

Charles Carey Chase is president and chief executive officer of DIRECTV, Inc, a position he has held since December 2003. He also is a member of the DIRECTV, Inc. Board of Directors. As president and CEO Chase oversees the operations and strategic direction of the DIRECTV, Inc. companies, which include DIRECTV, Inc. in the United States and DIRECTV Latin America. Prior to joining DIRECTV, Inc., Chase was co-chief operating officer of News Corp. and president and chief executive officer of Sky Global Networks until his resignation in January 2002. He also served as chairman and chief executive officer of the Fox Television Group until 2001. In addition to serving on the DIRECTV, Inc. Board and News Corp. Board, Chase is also a member of the Board of Directors of British Sky Broadcasting, and Gateway, Inc. He is a Trustee of Colgate University and a graduate of Colgate University and Harvard Business School.

John Coghlan John is currently deputy chief executive and group finance director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, he qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles.

Joachim Eberhardt Joachim is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in the US. Until 1 June 2003 he was President and CEO of DaimlerChrysler UK Limited, a position he held since November 1999. He is currently a non-executive director of a number of DaimlerChrylser owned subsidiaries. Joachim holds a Masters of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

Lyndon Lea Lyndon is a founding partner of Lion Capital. Lyndon currently serves on the boards of Aber Diamond Corporation, and various Cayman limited companies which wholly-own Jimmy Choo, Weetabix, Materne, Aster City Cable and Burton’s Foods. Prior to founding Lion Capital he was a partner and management committee member of Hicks, Muse, Tate & Furst whose European business he co-founded in 1998. Previously, he served at Glenisla, which was the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York. Lyndon received his BA Honours in Business Administration from the University of Western Ontario, Canada.

Lord Powell of Bayswater Lord Powell is currently Chairman of Sagitta Asset Management and UK Chairman of Louis Vuitton Moet Hennessy (LVMH). He is also a director of British Mediterranean Airways, Caterpillar Inc., LVMH, Mandarin Oriental Hotel Group, Matheson & Co, Northern Trust Global Services, Schindler Holding and Textron Corporation. Lord Powell is also a member of numerous international advisory boards, chairman or trustee of several not-for-profit organisations and a cross-bench member of the House of Lords.

Senior Management

Our senior management team (in addition to the executive directors listed above), their dates of birth and positions are as follows:

Name	Date of birth	Position
Steve Chambers	29 September 1953	Chief Commercial Officer
Eddie Cheng	15 March 1952	eBusiness Director
Ann Francke	2 December 1958	Chief Marketing Officer
Paul Fry	25 May 1951	Strategy & Business Development Director
Jim Haddad	4 March 1957	Chief Financial Officer USA
John Satchwell	11 March 1955	Operations Director
Victoria Sharrar	2 June 1958	Chief Sales Officer USA
Joe Walsh	15 April 1963	Chief Executive Officer USA

Steve Chambers Chief Commercial Officer, Yell UK Steve leads our UK Sales and Customer Service operations, a combined total of over 2,400 people, and is responsible for delivering our ‘win, keep and grow’ customer acquisition and development strategy. During the year Steve has overseen significant customer service improvements and a corresponding increase in customer satisfaction. Steve has worked in the directories business for over 20 years. Prior to his appointment as Chief Commercial Officer he served as head of Sales of Yellow Pages Sales Ltd.

Eddie Cheng eBusiness Director and President of Yell.com Eddie has strategic and operational responsibility for our New Media developments, including Yell.com. Eddie has recently led the development and launch of Super Search and Yell.com mobile. He is now focused on further improvement of Yell’s search capabilities in order to ensure Yell.com supports its rapidly growing advertiser base. He and his team are also working with Yellow Book assisting them in their creation of the next generation of Yellowbook.com. Eddie joined the Group in 1984 as a product development manager. During 1998 he served on the Department of Trade and Industry’s steering committee on electronic publishing.

Ann Francke Chief Marketing Officer, Yell UK Ann leads our UK Marketing teams in customer and product development and marketing communications. Alongside the development of our ‘win, keep and grow’ strategy, and responsibility for maintaining our Super Brand status, Ann is driving innovation and the adoption of a portfolio approach to marketing. Prior to joining Yell in May 2004, Ann was director of strategic marketing at Boots, and before this she was Vice-President, Petcare Marketing Europe at Mars Incorporated from 1999 to 2002. Previously she worked for Proctor and Gamble for 13 years.

Paul Fry Strategy and Business Development Director, Yell UK Paul heads up Yell’s strategic planning, market research and information activities. He led our winning applications for the European Quality Award in 1999 and 2004 and is responsible for the development and implementation of our Quality and Standards programmes as well as Corporate Responsibility. Paul has been with the Group since 1974. During this time he has worked in Operations, Marketing and Business Planning and has led a number of key business development projects.

Jim Haddad Chief Financial Officer, Yellow Book Jim has responsibility for all financial, treasury and human resources operations in Yellow Book. He has focused on upgrading the financial systems and processes with significant improvements in reporting and forecasting. Jim has also led US compliance work for Sarbanes-Oxley. Jim joined McLeod Publishing Co in 1986 where he served as Senior Vice President and its Chief Operating Officer until its acquisition by the Yell Group.

John Satchwell Operations Director, Yell UK John leads Yell UK’s technology development and the teams responsible for order processing, printing and distribution. He has instigated process changes and improvements which have delivered our best ever quality results in these areas. John also supports Yellow Book in the development of their operations activities and is champion for our Health, Safety and Environmental activities. John was previously Deputy Managing Director of ITT World Directories UK and he has also held management positions in GKN and Burmah Castrol.

Victoria Sharrar Chief Sales Officer, Yellow Book Victoria leads 3,450 sales and sales management people across our US sales operations. Her focus on our win, keep and grow strategy has resulted in significant new directory launch and market growth activities. She has also implemented a leadership development strategy and championed our sales efficiency improvement programmes in the US. Victoria was Vice President and General Manager of the R HDonnelley Proprietary East business that Yellow Book acquired in 1997, where she had worked for over 12 years.

Joe Walsh Chief Executive Officer, Yellow Book Joe leads our Yellow Book business and throughout the year he has focused on the integration of Feist, and the continued growth of Yellow Book through further acquisitions. Joe works closely with Yell UK on the sharing of best practice. Joe joioned Yellow Book in 1987 and served as its Chairman and Chief Executive Officer from 1993 until its acquisition by the Yell Group. Before then he co-founded IYP Publishing in 1982 and joined Data National as Vice President of Sales in 1985 when IYP was acquired by them.

B. Compensation

The aggregate remuneration paid to or on behalf of all our senior management, including those members of management appointed as executive directors during the 2005 financial year, was £6,913,205 (including salaries, fees, shares, commissions and bonuses).

These amounts exclude all pension and other post-retirement benefits provided to our executive directors and senior management, other than those required to be paid or contributed to by law. These amounts also exclude expenses such as business travel, professional and business association dues and expenses reimbursed to our senior management.

Pension contributions paid in respect of our senior management as a group during the 2005 financial year was £255,937.

The remuneration paid to or on behalf of our highest-paid senior manager or executive director during the 2005 financial year was £1,248,374 in salaries, fees, shares, commissions, bonuses and pensions.

The remuneration of the directors of our parent for the year ended 31 March 2005 was as follows:

	Performance-Salary/Fees related bonus(a)				Other benefits(b)		Share benefits(c)		Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Executive Directors
John Condron	550	650	550	780	47	48	—	—	1,147	1,478
John Davis(d)	340	376	340	450	22	25	—	—	702	851
Non-executive Directors
Robert Scott	129	155	—	—	—	—	150	—	279	155
Charles Carey	57	60	—	—	—	—	150	—	207	60
John Coghlan	64	65	—	—	—	—	75	—	139	65
Joachim Eberhardt	63	65	—	—	—	—	75	—	138	65
Lyndon Lea(e)	45	60	—	—	—	—	—	—	45	60
Lord Powell of Bayswater	50	50	—	—	—	—	75	—	125	50

(a)	Comprises cash bonus of 100% of base salary and, in 2005 only, a further 20% of base salary payable in shares under the Deferred Bonus Plan. A description of the plan is on page 73. Bonuses are awarded and payable during the first quarter after the year end.
(b)	Executive directors’ benefits are paid during the year and mainly comprise company cars, life assurance, private health cover, long-term disability insurance, telecommunications services, health club membership and allowances for personal tax and financial advice.
(c)	Under an arrangement pre-dating our parent company’s IPO, non-executive directors subscribed for shares in Yell Group plc at the date of the IPO at a discount to market value. 105,263 ordinary shares were issued for £150,000 to each of Charles Carey and Robert Scott, 52,632 ordinary shares were issued for £75,000 to each of Joachim Eberhardt, John Coghlan, and Lord Powell. Gains made on exercise of share options by John Condron and John Davis are detailed in Note 22 to the financial statements.
(d)	2005 salary/fee includes a one-off ex-gratia payment of £1,245.
(e)	Lyndon Lea provided non-executive directors services to the company until 7 January 2004 via Hicks Muse where he was a partner. His fees for the year to 7 January 2004 were therefore paid to Hicks Muse rather than to Mr Lea. From 8 January 2004 Mr Lea’s fees have been paid directly to him.

At 31 March 2005, we had total outstanding loans of £20,000 made to our senior management in relation to a car ownership scheme.

Pension Schemes

In the United Kingdom, Yell Group employees participate in the Yell pension plan (the Yell Pension Plan).

In the United States, the Yellow Book USA 401(k) Profit Sharing Plan (the Yellow Book USA Pension Scheme) is available to Yell Group’s eligible employees in the United States.

Yell Pension Plan

The Yell Pension Plan was established with effect from 6 April 1981.

Group employees who prior to the Yell purchase participated in the BT pension scheme (the BT Pension Scheme) continued to do so until 31 October 2001. These employees were then offered membership of the Yell Pension Plan with effect from 1 November 2001. In October 2001, the Yell Pension Plan was amended to include two additional defined benefit sections so that former BT Pension Scheme members could receive substantially similar benefits under the Yell Pension Plan for future service and an additional defined contribution section.

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

As at 31 March 2005, there were approximately 1,587 members of Sections One, Two and Three and 408 members of Section Four of the Yell Pension Plan and a further 1,648 members who were covered for death benefits only.

There are no special arrangements for Directors or senior managers within the Yell Pension Plan, with the exception of John Davis, John Condron and one other senior manager. For further information see “C. Board Practices—Directors’ Service Agreements and Senior Management’s Employment Agreements”.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a Statement of Standard Accounting Practice 24 “Accounting for Pension Costs” (“SSAP 24”) basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation done since that time, it is likely that the funding position has worsened due to adverse changes in the capital markets and increased longevity.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 “Retirement Benefits” (FRS 17). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2004 and 31 March 2005 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was £69.6 million at 31 March 2005 and £46.5 million at 31 March 2004. The deficit at 31 March 2004 arose primarily as a result of adverse conditions in the capital markets. The increase in the deficit in the 2005 financial year primarily reflects the increase in the liabilities of the scheme as a result of changing our assumptions regarding how long scheme members will live after retirement.

Our employer pension contribution to the defined benefit pension scheme during the 2005 financial year was £16.2 million, including an additional annual contribution of £8.2 million. We expect to make an additional annual contribution of approximately £8.5 million in the next financial year. These additional contributions are the first step in alleviating the £69.6 million (net of tax) pension deficit reported under FRS 17. Full details of the SSAP 24 and FRS 17 disclosures are given in Note 23 to the financial statements.

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

Yellow Book USA Pension Scheme

The Yellow Book USA Pension Scheme provides deferred retirement and savings benefits to participants based upon the amounts contributed to the participant’s account by the employer and the employee and the investment return achieved on these accounts. The Yellow Book USA Pension Scheme is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is also qualified under Section 401(a) of the US Internal Revenue Code of 1986, as amended (the US Internal Revenue Code) and is therefore exempt from federal taxes under Section 501(a) of the US Internal Revenue Code.

Participants may contribute up to 60% of their annual eligible compensation. Yellow Book makes matching contributions of 50% of the first 6% of participant contributions. During the 2005 financial year, Yellow Book paid employer’s contributions of $5,260,468 to the Yellow Book Pension Schemes. Matching contributions vest according to a schedule based on years of service. In addition, Yellow Book may make discretionary profit-sharing contributions to the Yellow Book Pension Scheme on behalf of eligible participants. Yellow Book did not make any discretionary sharing contributions to the Yellow Book Pension Schemes in the 2005 financial year. The assets of the plan are held separately from those of the Group in an independently administered fund. For information on our pension schemes, see also note 23 of the notes to the financial statements included elsewhere in this annual report

C. Board Practices

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

Terms of Office

Non-executive directors each have a letter of appointment which sets out details of their appointments with a notice period of three months.

The following table shows the details of individual non-executive directors’ current term of office and period during which the person has served in that office:

Director	Start date of current appointment
Robert Scott	1 July 2003
Charles Carey	1 July 2003
John Coghlan	1 July 2003
Joachim Eberhardt	1 July 2003
Lyndon Lea	1 July 2003
Lord Powell of Bayswater	1 July 2003

Yell’s Articles of Association require one third of the Board to retire by rotation at the Annual General Meeting. However, the Board have decided that, in order to optimise accountability to shareholders, all directors shall submit themselves for re-election at this year’s Annual General Meeting.

Non-Executive Directors’ Remuneration

The Group endeavours to pay non-executive directors’ fees that reflect a market competitive rate.

For the 2005 financial year, all the non-executive directors with the exception of Robert Scott received fees for their services of £50,000 per annum. Robert Scott received fees for his services as a non-executive director and as Yell Group plc’s Chairman of £150,000 per annum. In addition, a further fee of £10,000 per annum was payable to each non-executive director for chairing committees and £5,000 per annum was payable for membership of committees.

Non-executive directors are not eligible to participate in Yell Group plc’s share plans and Yell Group plc does not make any benefits available to them under other employee benefit arrangements or make any contributions to their personal pension plans.

Details of the remuneration paid to non-executive directors during the year ended 31 March 2005 can be found on page 64.

Audit Committee

The Audit Committee is chaired by John Coghlan, who as Chief Financial Officer of Exel plc, is deemed by the Board to have recent and relevant financial experience. The other members during the year were Bob Scott, Lord Powell of Bayswater and Joachim Eberhardt. With effect from 1 March 2005, Bob Scott resigned from the Audit Committee and Lord Powell of Bayswater was appointed, so that the Committee now consists entirely of independent non-executive directors. It meets at least four times a year. The external auditors and the internal Head of Risk attend all meetings.

The committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, the Audit Committee examines the effectiveness of the Group’s internal controls and risk management by reviewing evidence of risk assessment activity, agreeing the scope of internal audit reviews, reviews of the annual and interim financial statements and the nature and scope of the external audit. The Audit Committee has also carried out an evaluation of its own performance and that of the external auditors.

Yell operates a ‘whistleblowing’ policy whereby confidential matters can be brought to the attention of the General Counsel. Any investigations are jointly undertaken by the General Counsel and the Head of Risk, and the Audit Committee will have oversight of these investigations. It was agreed, following the Audit Committee evaluation that the whistleblowing policy would be reviewed to ensure it continues to comply with current best practice. Any changes will be implemented with the approval of the Audit Committee in the forthcoming year.

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

Remuneration Committee

The Remuneration Committee is chaired by Joachim Eberhardt. Charles Carey was the other member of the committee during the reporting period. Both members of the committee are non-executive directors, independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment.

The Committee, which meets at least four times a year has responsibility for making recommendations to the Board on Yell Group plc’s policy on the remuneration of senior executives, for reviewing the performance of executive directors and senior management of Yell Group plc, and for determining, within agreed terms of reference specific remuneration packages for each of the directors of Yell Group plc and members of senior management including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee’s terms of reference, no director may participate in discussions relating to their own terms and conditions of service or remuneration.

In the course of the reporting year, the Committee received advice from the Chief Executive Officer and the Yell Group plc Company Secretary. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and risk management services were also received from Deloitte & Touche LLP by the Company during the year.

Directors’ Service Agreements and Senior Management’s Employment Agreements

Service contracts – Executive directors

The service contracts for both executive directors are for a rolling twelve month period, in line with the Company’s policy on executive directors’ service contracts.

The key terms of the executive directors’ service contracts are as follows:

Aspect	Policy
Notice period (on termination by the company or the director)	12 calendar months

Termination payments if contract terminated without cause	Payment if the notice period is served: Pro-rata bonus based on the greater of on target performance (65%) and projected performance determined by the board of directors (maximum 120%)

Payment if employment is terminated by the company without notice:95% of annual salary, benefits, pension contributions and on target bonus (65%) plus all conditional awards of shares and share options vest immediately on termination.

Pension

Both the Chief Executive Officer and the Chief Financial Officer participate in the Yell Pension Plan which is an Inland Revenue approved plan. Under the terms of the Yell Pension Plan applicable, both Executive Directors will receive retirement benefits on a defined benefit basis.

The Chief Executive Officer is a member of Section 2 of the Yell Pension Plan. Under that Section, he accrues an annual pension of 1/80 of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrues a one-off cash lump sum of 3/80 of his Final Pensionable Earnings for each year of Pensionable Service. He is not subject to the Inland Revenue’s Earnings cap for pension purposes (due to his prior membership of the BT Pension Scheme) and is entitled to an enhancement of his Pensionable Service under the Yell Pension Plan (by reference to the BT Pension Scheme) which will continue until 13November 2009. Under the terms of this enhancement, since 1July 1996, the Chief Executive Officer has been granted an additional 71 days of Pensionable Service for each actual year of Pensionable Service in the BT Pension Scheme or the Yell Pension Plan. The effect of the enhancement is that if he remains a member of the Yell Pension Plan until his normal retirement date, the Chief Executive Officer’s forecasted total Pensionable Service at age 60 will be 40 years.

The Chief Financial Officer is a member of both Sections 1 and 3 of the Yell Pension Plan and under each Section accrues an annual pension of 1/60 of his Final Pensionable Earnings up to the Inland Revenue’s Earnings Cap for each year of Pensionable Service giving a total accrual of 1/30 each year. He is contractually entitled to a pension based on uncapped pensionable salary for each year of service under the Yell Pension Plan. As he is subject to the Earnings Cap, the excess over the approved benefit conferred under the Chief Financial Officer’s contractual arrangement is currently being provided on an unfunded basis. This unfunded unapproved pension promise was reviewed during the financial year. The review highlighted that an overall entitlement of 1/45 is below the median for comparable executive roles and a majority (62%) of Chief Financial Officers in the FTSE100 have an accrual rate of 1/30. The amended promise increases his overall entitlement to 1/30 (1/45 previously) of his Pension Scheme Salary for each complete year of Pensionable Service and in proportion for a part year. For the avoidance of doubt, it should be noted that the revised entitlement will be applied to all periods of Pensionable Service.

On 22 June 2001, we entered into service agreements with Steve Chambers, Eddie Cheng, Paul Fry and John Satchwell, and on 1 May 2004 we entered into a service agreement with Ann Francke. Each agreement can be terminated at any time by either party upon 12 months’ notice. Each of these senior managers is eligible to receive an annual bonus payment of 40% to 100% of his base salary. If a senior manager’s employment is terminated by us other than for cause, he will be entitled to his salary and the value of benefits for a period equivalent to the notice period or any unexpired part thereof.

All agreements described above contain restrictions governing competition, solicitation of customers and solicitation of key employees, each lasting for a period of 12 months from termination of employment.

D. Employees

The following table reflects the number of employees by employment status in the Yell Group as at 31 March 2005:

	United Kingdom	United States	Total
Full-time employees	3,129	5,164	8,293
Part-time employees	514	36	550

Total employees	3,643	5,200	8,843

Full-time equivalent	3,474	5,182	8,656

The following table reflects the average number of employees(1) in the Yell Group for the periods indicated:

	Year ended 31 March
	2003	2004	2005
UK employees	3,319	3,414	3,569
US employees	4,350	4,668	5,115
Total employees	7,669	8,082	8,684

	Year ended 31 March 2005
	United Kingdom	United States
	(%)	(%)
Marketing and sales	58	76
Other	42	24

(1)	Full-time and full-time equivalent.

In the United Kingdom, some of our employees are represented by three labour unions which collectively represent approximately 250 full-time employees and approximately 30 part-time employees. Membership in those unions is individual and voluntary. No unions have representation rights in respect of our employees in the United States.

We believe our relations with the unions of which our employees are members are on good terms.

E. Share Ownership

The following table reflects the share ownership of our directors in our parent, Yell Group plc at 26 May 2004:

Name	31 March 2004	31 March 2005	Proportion of share ownership at 31 March 2005
	(number)	(number)%
John Condron(a)	6,549,853	3,349,853	0.476
John Davis(a)	2,901,379	1,451,739	0.206
Robert Scott	105,263	105,263	0.015
Charles Carey	105,263	105,263	0.015
John Coghlan	52,632	52,632	0.007
Joachim Eberhardt	52,632	52,632	0.007
Lyndon Lea	200,000	200,000	0.028
Lord Powell of Bayswater	52,632	2,632	0.000

(a)	On 12 November 2004 Mourant & Co Trustees Limited, as trustee for the Yell Employee Benefit Trust, (the “Trust”) acquired in the market, at an average price of £4.09428 per share, a total of 1,598,002 Ordinary shares in Yell Group plc (the “Shares”).

The Shares will be held by the Trust until they are transferred to participants in Yell Group plc’s Capital Accumulation Plan (the “Plan”). Neither John Condron nor John Davis is entitled to receive any of the Shares or be granted any benefit under the Plan.

The Trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries. Therefore, John Condron and John Davis are deemed to be interested in the Shares whilst they are held by the Trust. This interest will cease following distribution of the Shares to the participants in the Plan.

Accordingly, the Shares are not included in the table of directors’ interests above.

The information summarised in the table below shows the directors’ share options under the Yell Group Limited Senior Manager Incentive Plan, the Yell Group plc Executive Share Option Plan and the Yell Group plc Sharesave Plan as of March 2005. The Yell Group plc Sharesave Plan is an Inland Revenue approved share option plan which allows shares to be acquired at a discount. Neither the Yell Group Ltd Senior Manager Incentive Plan nor the Yell Group plc Executive Share Option Plan are Inland Revenue approved share option plans. No other directors have share options under these, or any other, share option plans operated by the Company.

	Type of option		At 31 March 2004 (number)	Granted (number)	Exercised	At 31 March 2005 (number)	Exercise Price	Market price at date of exercise	Date from which first exercisable	Date of expiry
John Condron	SMIP	(1)	589,762	—	—	589,762	0.365p	—	15 July 2003	14 July 2013
	EXEC	(2)	964,912	—	—	964,912	285p	—	15 July 2006	14 July 2013
	EXEC	(3)	—	404,480	—	404,480	401.75p	—	11 Nov 2007	10 Nov 2014
	SAYE	(4)	3,548	—	—	3,548	260p	—	1 Nov 2006	1 May 2007

	Type of option		At 31 March 2004 (number)	Granted (number)	Exercised	At 31 March 2005 (number)	Exercise Price	Market price at date of exercise	Date from which first exercisable	Date of expiry
John Davis	EXEC	(2)	596,491	—	—	596,491	285p	—	15 July 2006	14 July 2013
	EXEC	(3)	—	233,354	—	233,354	401.75p	—	11 Nov 2007	10 Nov 2014
	SAYE	(4)	6,096	—	—	6,096	260p	—	1 Nov 2008	1 May 2009

The closing market price of an ordinary share on 31 March 2005 was 473p. During the year the highest and lowest market prices were 475p and 303.5p respectively.

(1)	SMIP = Yell Group Limited Senior Manager Incentive Plan. Options were granted and became exercisable on admission of the Company’s shares to the London Stock Exchange on 15 July 2003. The options are not subject to performance conditions but a proportion of the underlying shares were subject to a sale restriction until 15 July 2004.
(2)	EXEC(1) = Yell Group plc Executive Share Option Scheme. These options were granted on flotation. Options granted over shares with a value of three times salary will only be exercisable if the adjusted EPS over an initial three year period is at least equal to RPI + 3% per annum at the end of the period. If the target is not met it may be retested at the end of the fourth year. Options granted over shares with a value of two times salary will only be exercisable if the Yell Group plc’s total shareholder return at the end of a three year period exceeds the growth in the total shareholder return of the companies making up the FTSE 100. Options will be exercisable in full if the growth in the Yell Group plc’s total shareholder return would put the Yell Group plc at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25% of the options may be exercised. If the Yell Group plc’s total shareholder return at the end of the three year period would place the Yell Group plc below the 50th position, no options will be exercisable.
(3)	EXEC(2) = Yell Group plc Executive Share Option Scheme. The exercise of these options is subject to the EPS growth of the Yell Group plc exceeding the growth in RPI by 3% per annum. Performance is measured over a three year period and there is no opportunity for retesting. Further detail can be found on page 72.
(4)	SAYE = Yell Group plc Sharesave Plan.

The members of our senior management team (in addition to the executive directors listed above), Steve Chambers, Eddie Cheng, Ann Francke, Paul Fry, James Haddad, John Satchwell, Victoria Sharrar and Joseph Walsh, each hold ordinary shares and/or options for ordinary shares in Yell Group plc representing less than one percent of the beneficial ownership of the Company.

	Granted (number)	At 31 March 2005 (number)	Market price at date of award	Date from which first exercisable	Date of expiry
John Condron	161,792	161,792	401.75p	11 Nov 2007	10 Nov 2014
John Davis	93,341	93,341	401.75p	11 Nov 2007	10 Nov 2014

The extent to which the awards will vest will depend upon the Company’s Total Shareholder Return (TSR) performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition further.

For an award to vest, the Company’s TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

Incentive Schemes

The Group has various stock option plans for employees and directors.

(a) The Yell Group Limited plans

In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans were set up to provide employees with option awards over ordinary shares in Yell Group plc that would become exercisable on an exit event (e.g. sale or quotation). The option life under these plans is ten years from date of grant.

(b) The Yell Group plc Yellow Book (USA) West Management Share Option Scheme

In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Share Option Scheme for certain employees of the former McLeod directories. This plan provided employees with option awards for ordinary shares of Yell Group plc that vest ratably on each anniversary of the grant date over a three-year period. The options could be exercised and sold on the later of the vesting date or the date of an exit event. The option life under the plan is ten years from date of grant.

(c) The Yell Group plc Sharesave Plan

The Yell Group plc Sharesave Plan (the Sharesave) was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary shares of Yell Group plc out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the Ordinary shares at the date of grant. The Sharesave is UK Inland Revenue approved and therefore no charge has been recorded to the profit and loss account in accordance with the exemption available under UITF 17.

(d) The Yell Group plc Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the US ESPP) was established in July 2003. Eligible employees are entitled to purchase Ordinary shares of Yell Group plc at the lower of 85% of the fair market value of the Ordinary shares on the date the Ordinary shares are offered and 85% of the fair market value of the Ordinary shares on the date ending the offer period when the Ordinary shares are purchased by the employee. All Ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions.

(e) The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the UK Option Scheme) was established in July 2003, and contains an unapproved section and a section approved by the UK Inland Revenue. The price per Ordinary share of Yell Group plc at which options will be exercised will be not less than the market value of the Ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which the Group releases its quarterly, half-yearly or final results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after their initial date of grant with, where appropriate, one re-test of the performance condition at the end of the fourth year. The option life under this plan is ten years from the date of grant.

(f) The Yell Group plc US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the US EIP) was established in July 2003. It allows the Company to issue both non-qualified and incentive stock options and Ordinary shares of Yell Group plc. The Yell Group plc Board has sole discretion to determine who may receive awards under the USEIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by the Yell Group plc.

(g) The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan was established in February 2004. It allows the Yell Group plc to make awards of Ordinary shares, which vest three years from the date of grant, to employees. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom Yell Group plc wishes to retain as key talent within the organisation. Awards are satisfied by purchasing existing shares on the open market rather than by issue of new shares.

(h) The Long Term Incentive Plan

The Yell Group plc Long Term Incentive Plan was established in July 2003 and is not intended to be approved by the Inland Revenue. The Yell Group plc Board has sole discretion to determine which executives are granted awards under the LTIP. Awards are granted in the form of performance shares and in most circumstances an objective performance condition must be satisfied before an award vests. Normally awards may only vest three years after their initial date of grant.

(i) The Deferred Bonus Plan

The Yell Group plc Deferred Bonus Plan was established in November 2004. Under the plan, any bonus received by Executive Directors in excess of 100% of salary is subject to compulsory deferral into shares for a period of 3 years. There is no matching provided by the Company and the shares will be forfeited if the director leaves the Company other than as a predetermined “good leaver”.

(j) The Yell Group plc Share Incentive Plan

The Yell Group plc Share Incentive Plan (the SIP) was established in July 2003 and is approved by the UK Inland Revenue. The SIP operates through a UK-resident trust, that will purchase or subscribe for ordinary shares to be subsequently awarded to employees. Shares can be offered to employees using one or more of the following methods:

•	Free shares – up to £3,000 each year per employee to be held for at least 3 years in trust;

•	Partnership shares – employee is able to purchase shares up to the value of £1,500, using monthly salary deductions (provided deductions do not exceed 10% of salary);

•	Matching shares – up to 2 free shares for every partnership share held. To be held for at least 3 years in trust.

No options or awards have been made under the SIP.

Options under share schemes

The following table summarises option activity for 2005 and 2004:

	2004		2005
	Shares	Weighted average exercise price (pence)	Shares	Weighted average exercise price (pence)
Outstanding at beginning of year	11,046,925	18	19,158,211	190
Granted	15,470,845	226	7,250,313	367
Exercised	(5,796,453)	3	(5,594,339)	60
Expired or forfeited	(1,563,106)	22	(1,078,027)	253
Outstanding at end of year	19,158,211	190	19,736,158	289
Options exercisable at year end	6,777,988	26	1,817,018	13
Shares available for future grant at year end	57,398,341	—	50,557,360	—
Weighted-average fair value of options granted during the year	15,470,845	69	7,250,313	77
Weighted-average exercise price equal to market value of ordinary shares at date of grant	9,284,545	268	5,399,867	401
Weighted-average exercise price less than market value of ordinary shares at date of grant	9,873,666	117	1,850,446	269

The following table summarises information about stock options outstanding at March 31, 2005:

Exercise price Pence	Number outstanding	Weighted average contractual life Years	Number exercisable
0	255,133	13	—
0.4	1,631,538	8	1,631,538
128	185,480	7	185,480
260	2,952,012	3	—
272	906,884	4	—
285	2,801,158	8	—
296	4,984,534	9	—
342	73,142	9	—
370	650,000	1	—
402	5,296,277	10	—

	19,736,158	8	1,817,018

Further details of options under the share schemes can be found under note 25.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a wholly owned subsidiary of Yell Group plc, our parent.

At 19 May 2005, the most recent practicable date, Yell Group plc had received notification from the following entities under Part VI of the Companies Act 1985, showing a material interest of 3% or more in Yell Group plc.

Shareholder	No. of Shares	Percentage of issued ordinary share capital
FMR Corp and Fidelity International Limited and their subsidiaries	93,422,379	13.27
Franklin Resources, Inc	49,499,804	7.03
Lloyds TSB Group Plc	41,705,374	5.92
Barclays Plc	41,465,925	5.88
Aviva plc and its subsidiaries	29,973,015	4.25
Legal &General Group plc	25,299,234	3.59
MFSInvestment Management	22,779,265	3.24

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

B. Related Party Transactions

There were no related party transactions in the fiscal year ended 31 March 2005.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

No member of the Yell Group is or has been engaged in or, so far as we are aware, has pending or threatened, any legal or arbitration proceedings which may have, or have had in the 2005 financial year a significant effect on the Group’s financial position, except as referred to below.

As we previously disclosed, a lawsuit filed by Verizon was settled in October 2004. Following publication of our half year results, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement will be published to class members and the final approval hearing is anticipated to be held in late summer 2005.

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

B. Memorandum and Articles of Association

Articles of Association

The Articles of Association of Yell Finance B.V. provides that its object is to carry on the business of a holding company. The Company has its registered office at Frederick Roestestraat 123, 1076EE Amsterdam, The Netherlands and is registered with the commercial register under number 34157895. The business and affairs of the Company are managed by the board of directors (the Board). The Board, which must consist of at least one Director but has no specified maximum number of directors, is elected by the Company’s shareholders at a general meeting (a “General Meeting”). Board resolutions must be approved by an absolute majority of the votes cast. General Meetings, which must be held at least once a year, may be called by any of the Board, individual directors or individual shareholders. Actions that must be approved at a General Meeting include, amongst other things, (i) approving the Company’s annual accounts, (ii) declaring dividends, (iii) increasing, reducing or authorising the transfer of the Company’s share capital, (iv) appointing and removing directors, (v) approving certain Board resolutions and (vi) winding up the Company.

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

Senior Sterling Notes, Senior Dollar Notes and Senior Discount Dollar Notes

Yell Finance B.V. has issued £250 million principal amount of 10 3/4% Senior Sterling Notes due 2011, $200 million principal amount of 10 3/4% Senior Dollar Notes due 2011 and $288.25 million principal amount at maturity of 13 1/2% Senior Discount Dollar Notes due 2011 (collectively, the “Notes”) under indentures (the “Indentures”) dated as of 6 August 2001 and amended 18 January 2002, in each case among Yell Finance B.V., as the Issuer, Yellow Pages Limited as the Guarantor and The Bank of New York as the Trustee.

The Notes are general unsecured obligations of Yell Finance B.V. and mature on 1 August 2011, unless previously redeemed. The Senior Sterling Notes and Senior Dollar Notes bear interest at the rate of 10 3/4%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2002. The Senior Discount Dollar Notes were initially issued at a discount with an issue price of $521.33 per $1,000 principal amount at maturity. No interest is payable on the Senior Discount Dollar Notes prior to 1 August 2006. From and after 1 August 2006, each Senior Discount Dollar Note will bear interest at the rate of 13 3/4%, payable semi-annually in arrears on 1 February and 1 August in each year, commencing 1 February 2007.

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

Further, before 1 August 2004, the issuer had the right to redeem up to 35% of the aggregate principal amount at maturity of each series of Notes with the net proceeds of a public equity offering at a price of 110.75% of the principal amount (in the case of the Senior Sterling Notes and Senior Dollar Notes) or 113.50% of the accreted amount of the Senior Discount Dollar Notes, if at least 65% of the original aggregate principal amount at maturity of such series remains outstanding after such redemption. On 18 August 2003, we exercised this right and redeemed 35% (£172.5 million) of our Senior Notes.

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

The NDC Acquisition Agreement contains certain representations and warranties given on an indemnity basis by the stockholders of NDC Inc. to Yellow Book USA relating to, amongst other things, liabilities, indebtedness, material adverse change, employees, tax, intellectual property and commercial contracts. Yellow Book USA also gave certain representations and warranties to the stockholders of NDC Inc. on an indemnity basis in relation to, amongst other things, due incorporation and authorisation. The period during which the parties can make a warranty claim expired on 30 June 2004 with the exception of certain specified warranties given to Yellow Book USA in respect of which the warranty period does not expire until 90 days after the applicable statute of limitations for such relevant claim.

TransWestern Merger Agreement

On 16 May 2005, Yellow Book USA (“Yellow Book”), an indirect, wholly-owned subsidiary of Yell Group plc, Tapestry Acquisition, LLC (“Tapestry”), a wholly-owned subsidiary of Yellow Book, TransWestern Holdings, L.P. (“TransWestern”), TWP Rep Co., LLC and Yell entered into an Agreement and Plan of Merger (the “TransWestern Merger Agreement”). Pursuant to the TransWestern Merger Agreement and the related transaction agreements, at the effective time Tapestry will merge with and into TransWestern, with TransWestern surviving as a wholly owned subsidiary of Yellow Book. The merger consideration is US$1,575,000,000, subject to certain adjustments. In connection with the consummation of the transactions contemplated by the TransWestern Merger Agreement, Yell Group plc has entered into a financing arrangement with its syndicate of lenders to fully finance the merger consideration. See “Operating and Financial Review and Prospects – Post balance sheet event”. The completion of the transaction is subject to certain closing conditions including, but not limited to, completion of the financing transactions, shareholder approval and the receipt of regulatory approval.

The TransWestern Merger Agreement contains representations and warranties as to, among other things, ownership of partnership interests, employee benefit plans, intellectual property, contracts and property of TransWestern. However, neither these representations and warranties nor any other representations and warranties contained in the TransWestern Merger Agreement will survive the closing of the transaction.

D. Exchange Controls

None.

E. Taxation

European Directive on the Taxation of Savings Income

The European Union has adopted a directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. In the UK this directive has been implemented by the Reporting of Savings Income Information Regulations 2003 (SI2003/3297).

United States

US Federal Income Tax Considerations

This is a discussion of the important US federal income tax consequences of purchasing, holding and disposing of the senior sterling notes, the senior dollar notes and the senior discount dollar notes. Except to the limited extent discussed below, this discussion only applies to a “US holder”, defined as a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any political subdivision thereof or therein;

•	an estate, the income of which is includible in gross income for US federal income tax purposes regardless of the source; or

•	a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (b) it has validly elected to be treated as a U.S. person.

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

Withholding Taxes and Foreign Tax Credit

Any UK taxes withheld and not refunded to a US holder may be eligible for credit against that holder’s US federal income tax liability, subject to generally applicable limitations and conditions, including that the U.S. holder claim any applicable treaty benefits. Alternatively, those taxes are eligible for deduction in computing the US holder’s taxable income. Stated interest, OID, Additional Amounts and Special Interest will constitute foreign source income for US foreign tax credit purposes. The income will generally constitute “passive income” for US foreign tax credit purposes, unless the rate that applies to the US holder is 5% or more, in which case the income generally will constitute “high withholding tax interest.” Recently enacted legislation eliminates the “high withholding tax interest” category for taxable years beginning after December 31, 2006. For such years, the foreign tax credit limitation categories are limited to passive income” and “general income”. A US holder will not be allowed to claim foreign tax credits (but would instead be allowed a deduction) for foreign taxes imposed on income with respect to the notes unless the US holder (i) holds such notes for more than 15 days during the 31-day period beginning on the date that is 15 days before the right to receive payment arises (disregarding any period during which the US holder has a diminished risk of loss with respect to such notes) and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property. The calculation of foreign tax credits involves the application of complex rules that depend on a US holder’s particular circumstances. Accordingly, investors are urged to consult their tax advisors regarding their ability to claim a credit for any foreign withholding taxes paid under the notes.

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

Taxation of Chargeable Gains-Individual Noteholders

For the purposes of United Kingdom taxation of chargeable gains, Notes which are denominated in Sterling are expected to be treated as “qualifying corporate bonds” by the UK Revenue and Customs. Accordingly, for UK chargeable gains tax purposes, no chargeable gain or allowable loss should arise on the disposal of Notes which are so denominated.

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

UK Corporation Tax Payers

In respect of holders of Notes which are within the charge to UK corporation tax will not be subject to the methods of taxation set out in “Accrued Income Scheme—Individual Noteholders”. Any returns, profits or gains (including interest and discount) arising from the notes or any fluctuation in their value (whether attributable to currency fluctations or otherwise) will generally be charged to tax as income in each accounting period on a basis reflecting the treatment in the statutory accounts of such holders, calculated in accordance with the holder’s authorised accounting method.

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve tax is payable on the issue or transfer of the Notes.

Prospective purchasers of the Notes who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should consult their own tax advisers.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities agreement dated 8 July 2003 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. However, this requirement ceased once net debt fell below 3.5 times EBITDA, as defined in the credit facilities agreement. Even so, we have fixed interest on 50% of the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2007, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until March 2007, falling to approximately 32% thereafter. At 31 March 2005, we had £2.9 million net unrecognised gains on these instruments that will be recognised when the interest is paid.

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

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 41.9% of our net third-party debt and 35.7% of our net third-party interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 18.5%. We do not currently intend to use derivative instruments to hedge any foreign exchange translation rate risk relating to US dollar-denominated notes or other US financial liabilities, although we will continue to review this practice.

At 31 March 2005, we had £463.5 million of third-party borrowings denominated in US dollars net of deferred financing fees, and £851.0 million of third-party borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2005 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2005 financial year would have been £3.0 million higher or lower, taking into account our hedging arrangements, or £8.5 million higher or lower without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2005 financial year would have been approximately £3.8 million lower or £4.6 million higher, respectively.

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

Change in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in the Group’s internal control over financial reporting or in other factors that could significantly affect this control that materially affected, or that are reasonably likely to materially affect, the Group’s internal control over financial reporting. Nor has management identified any material weaknesses in the Group’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that John Coghlan is an “audit committee financial expert” as defined in Item 16A of the SEC’s Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our finance code of ethics was filed as Exhibit 14.1 to our 2004 annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were paid or are payable to the Yell Group’s auditors for the years ended 31 March 2004 and 31 March 2005:

	Year ended 31 March
	2004	2005
	£	£
Audit fees	0.6	0.6
Audit-related fees	0.2	0.3
Tax fees	1.1	0.5
All other fees(a)	4.3	0.3
Total auditors’ remuneration	6.2	1.7

(a)	Fees in relation to accounting and tax advice of our parent company’s global offer in the year ended 31 March 2004 (£3.6 million) were approved and incurred prior to the parent company’s flotation. Certain other fees in relation to due diligence totalling £0.5 million were approved and incurred in the year ended 31 March 2004 prior to our parent company’s flotation.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18. Financial Statements in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements, together with the reports thereon by the independent auditors, are filed as part of this annual report as pages F-2 to F-57. An index to these pages is given on page F-1.

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

1.3 Memorandum of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.3 to the Exchange Offer Registration Statement).*

1.4 Articles of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.4 to the Exchange Offer Registration Statement).*

2.1 Indenture relating to 10 3/4% Senior Sterling Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2 Indenture relating to 10 3/4% Senior Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement).*

2.3 Indenture relating to 13 1/2% Senior Discount Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement).*

2.4 Registration Rights Agreement, dated August 6, 2001, between Yell Finance B.V. and Yellow Pages Limited, as Guarantor, and Merrill Lynch International, Deutsche Bank AG London, CIBC World Markets plc, and the other Initial Purchasers as listed on Schedule A of the Purchase Agreement, as Initial Purchasers (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5 Subordination Agreement, dated August 6, 2001, between Yell Finance B.V., Yell Group Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6 Intercreditor Deed, dated June 22, 2001 (as amended on July 11, 2001, March 13, 2002, April 16, 2002, May 31, 2002 and November 11, 2002), with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes. Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the Intercreditor Deed). (The Intercreditor Deed and amendment prior to November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on July 19, 2002 (the “2002 Annual Report”* and the amendment of November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commision on June 8, 2003 the “2003 Annual Report”).*

2.7 Form of Sterling Note (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.8 Form of Dollar Note (incorporated herein by reference to Exhibit 4.8 to the Exchange Offer Registration Statement).*

2.9 Form of Discount Dollar Note (incorporated herein by reference to Exhibit 4.9 to the Exchange Offer Registration Statement).*

2.10 Form of Guarantee (included in Exhibits 2.7, 2.8 and 2.9) (incorporated herein by reference to Exhibits 4.7, 4.8 and 4.9 to the Exchange Offer Registration Statement).*

2.11 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 3/4% Senior Sterling Notes due 2011 incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.11 to the 2002 Annual Report).*

2.12 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 3/4% Senior Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.12 to the 2002 Annual Report).*

2.13 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 13 1/2% Senior Discount Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.13 to the 2002 Annual Report).*

4.1 Senior Facilities Agreement dated 8 July 2003 (as amended and restated on 12 August 2003 and as further amended and restated on 26 August 2003) among, inter alios, Yell Group plc, the subsidiaries identified therein as borrowers and guarantors, ABN AMRO Bank N.V. and HSBC Bank plc as joint mandated lead arrangers, the financial institutions named therein as lenders and HSBC Bank plc as facility agent and security trustee (incorporated herein by reference to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 8, 2004 (the 2004 “Annual Report”)).*

4.2 Security Agreement, dated June 22, 2001, between Yasmin Two (US) Inc. (now known as Yellow Book Holdings, Inc.), Yasmin One (US), Inc. (now known as Yellow Book Group Inc.), Yellow Book USA, Inc., Yellow Book GP, LLC, Yellow Book of Florida Directories, L.P., Yellow Book of Illinois, LLC, Yellow Book Mid-Atlantic, L.P., Yellow Book of New York, Inc., Yellow Book Southern Directories, LLC, Yellow Book of Pennsylvania, Inc., and Yellow Book Delaware Inc. (incorporated herein by reference to Exhibit 10.2 to the Exchange Offer Registration Statement).*

4.3 Agreement, dated August 6, 2001 as amended and restated on April 6, 2002, between Yell Group Limited and Yell Finance B.V. (incorporated herein by reference to Exhibit 10.3 to the Exchange Offer Registration Statement) (incorporated herein by reference to Exhibit 4.3 to the 2002 Annual Report).*

4.4 Yellow Book Last Acquisition Agreement dated January 19, 2002 among McLeodUSA Inc. as Parent, Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc as Seller (incorporated herein by reference to Exhibit 4.8 to the 2002 Annual Report).*

4.5 McLeod Operating Agreement dated April 16, 2002 (as amended and restated April 28, 2003) among Yell Group Limited (now Yell Group plc), McLeodUSA Inc. and McLeodUSA Telecommunications Services, Inc (incorporated herein by reference to Exhibit 4.9 to the 2002 Annual Report)* and the amendment and restatement of April 28, 2003 (incorporated herewith by reference to Exhibit 4.5 to the 2004 Annual Report).*

4.6 Director’s Service Contract, dated 10 July 2003, between John Condron and Yell Group plc (incorporated herein by reference to Exhibit 4.6 to the 2004 Annual Report).*

4.7 Director’s Service Contract, dated 10 July 2003, between John Davis and Yell Group plc (incorporated herein by reference to Exhibit 4.7 to the 2004 AnnualReport).**

4.8 Stock Sale Agreement, dated as of December 10, 2002, by and among NDC Holdings II, Inc., The Stockholders of NDC Holdings II, Inc., Three Cities Research, Inc., as Sellers’ Representative and Yellow Book USA, Inc. (incorporated herein by reference to Exhibit 4.8 to the 2003 Annual Report).*

4.9 Agreement and Plan of Merger by and among Yellow Book USA, Inc, Tapestry Acquisition, LLC, Transwestern Holdings, L.P., TWP REP Co, LLL, as Representative, and Yell Group Plc, dated May 16, 2005.**

7.1 Statement Explaining Calculation of Ratio of Earnings to Fixed Charges.**

8.1 Subsidiaries of Yell Finance B.V. (please see list of principal subsidiaries under Item 4.C. Information on the Company—Organizational Structure of this annual report on Form 20-F on page 37).

12.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Condron dated June 13, 2005.**

12.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Davis dated June 13, 2005.**

13.1 Chief Executive Officer certification, dated June 13, 2005, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2 Chief Financial Officer certification, dated June 13, 2005, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1 Code of Ethics for the Chief Executive and Senior Financial Officers (incorporated herein by reference to Exhibit 14.1 to the 2004 Annual Report).*

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

Date: June 13, 2005

YELL FINANCE B.V. AND ITS SUBSIDIARIES

STATEMENT OF MANAGEMENT’S RESPONSIBILITIES

The following statement, which should be read in conjunction with the Reports of Independent Auditors set out below, is made with a view to distinguishing for shareholders the respective responsibilities of the Management and of the Independent Auditors in relation to the consolidated financial statements.

It is the responsibility of the Management to prepare financial statements for each period which present fairly the state of affairs of Yell Finance B.V. and its subsidiaries as at the end of the financial period and the profit or loss for that period. The Management confirm that applicable accounting standards have been followed, and that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of the financial statements. They are also responsible for maintaining adequate accounting records, for safeguarding the assets of Yell Finance B.V. and its subsidiaries, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Yell Finance B.V. and its subsidiaries.

We have audited the accompanying consolidated balance sheets of Yell Finance B.V. and its subsidiaries at 31 March 2004 and 2005 and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flow statements for the years ended 31 March 2003, 2004 and 2005, all expressed in pounds sterling. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Yell Finance B.V. and its subsidiaries at 31 March 2004 and 2005 and the consolidated results of its operations and its cash flows for the years ended 31 March 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 28 to the financial statements.

PricewaterhouseCoopers LLP

London, England

6 June 2005

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Continuing Operations

		Year ended 31 March
	Notes	2003	2004	2005
		£	£	£
		(in millions)
Turnover	2	1,114.0	1,186.9	1,285.3
Cost of sales		(509.9)	(552.9)	(592.3)

Gross profit		604.1	634.0	693.0
Distribution costs		(36.0)	(34.5)	(38.3)
Administrative expenses
Ongoing activities		(369.7)	(359.0)	(373.5)
Exceptional items	4	(15.0)	(90.1)	(36.5)
		(384.7)	(449.1)	(410.0)
Operating profit	2, 3	183.4	150.4	244.7
Net interest payable
Ongoing activities		(236.6)	(136.1)	(125.0)
Exceptional items	4	—	(58.4)	—
	6	(236.6)	(194.5)	(125.0)
(Loss) profit on ordinary activities before taxation		(53.2)	(44.1)	119.7
Tax credit (charge) on (loss) profit on ordinary activities
Before exceptional items		10.3	(44.2)	(63.0)
On exceptional items	4	2.3	37.2	13.7

Taxation	7	12.6	(7.0)	(49.3)

(Loss) profit for the financial year	20	(40.6)	(51.1)	70.4

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
		Year ended 31 March
	Notes	2003	2004	2005
		£	£	£
	(in millions)
(Loss) profit for the financial period	20	(40.6)	(51.1)	70.4
Currency movements	20	(34.0)	(65.0)	(13.4)

Total recognised gains (losses) for the financial period		(74.6)	(116.1)	57.0

The accompanying notes form an integral part of these financial statements.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended 31 March
	Notes	2003	2004	2005
		£	£	£
		(in millions)
Net cash inflow from operating activities		309.1	253.5	355.1

Returns on investments and servicing of finance
Net interest paid		(139.5)	(141.8)	(145.7)
Redemption premium paid		—	(19.7)	—
Finance fees paid		(16.1)	(16.4)	—

Net cash outflow from returns on investments and servicing of finance		(155.6)	(177.9)	(145.7)

Taxation		(9.7)	(13.7)	(27.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(16.0)	(24.5)	(24.0)
Purchase of shares in parent company		—	(5.8)	(6.6)

Net cash outflow for capital expenditure and financial investment		(16.0)	(30.3)	(30.6)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired	8	(470.9)	(108.9)	(31.8)

Net cash outflow for acquisitions		(470.9)	(108.9)	(31.8)

Net cash (outflow) inflow before financing		(343.1)	(77.3)	119.2

Financing
Issue of ordinary share capital	20	0.1	304.4	—
New loans issued		485.7	1,082.5	2.5
Borrowings repaid		(211.9)	(1,318.4)	(85.0)

Net cash inflow (outflow) from financing		273.9	68.5	(82.5)

(Decrease) increase in net cash in the period		(69.2)	(8.8)	36.7

(Increase) decrease in net debt resulting from cash flows	9	(326.9)	162.9	119.2

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM

OPERATING ACTIVITIES

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Total operating profit	183.4	150.4	244.7
Depreciation	22.5	22.9	23.0
Goodwill amortisation	98.4	96.7	98.6
Increase in stocks	(23.0)	(19.5)	(23.0)
Increase in debtors	(35.0)	(3.8)	(38.4)
Increase (decrease) in creditors	58.4	(3.7)	47.3
Other	4.4	10.5	2.9

Net cash inflow from operating activities	309.1	253.5	355.1

The accompanying notes form an integral part of these financial statements.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At 31 March
	Notes	2004	2005
		£	£
	(in millions)
Fixed assets
Intangible assets	10	1,725.3	1,635.0
Tangible assets	11	45.9	47.8
Investment	12	7.6	11.8

Total fixed assets		1,778.8	1,694.6

Current assets
Stocks	13	151.9	172.6
Debtors	14	460.6	478.7
Cash at bank and in hand		18.4	53.1

Total current assets		630.9	704.4

Creditors: amounts falling due within one year
Loans and other borrowings	16	(127.7)	(150.2)
Other creditors	18	(231.0)	(279.1)

Total creditors: amounts falling due within one year		(358.7)	(429.3)

Net current assets		272.2	275.1

Total assets less current liabilities		2,051.0	1,969.7

Creditors: amounts falling due after more than one year
Loans and other borrowings	16	(1,987.1)	(1,548.8)

Total creditors: amounts falling due after more than one year		(1,987.1)	(1,548.8)

Net assets		63.9	420.9

Capital and reserves
Called up share capital	19	0.1	0.1
Share premium account	20	305.4	605.4
Deficit	20	(241.6)	(184.6)

Equity shareholders’ funds		63.9	420.9

The accompanying notes form an integral part of these financial statements.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation consolidation, and accounting policies

Basis of preparation and consolidation

The principal activity of Yell Finance B.V. and its subsidiaries (“Yell Group”) is publishing classified advertising directories in the United Kingdom and the United States.

The Yell Group comprises a number of legal entities. The principal entities included within the financial statements are shown below.

Up until 15 July 2003, management regarded funds managed or advised by Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated, which together purchased the Yell Group, as the ultimate controlling parties. On 15 July 2003, Yell Group plc, our parent company, completed raising £433.6 million in gross proceeds through a global offer of shares to institutional investors in an initial public offering. From that date, Yell Group plc has been the ultimate controlling party of the Group.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group’s accounting policies, appropriate adjustments are made on consolidation in order to present the Yell Group consolidated financial statements on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group’s businesses have been eliminated in the preparation of these consolidated financial statements. The results of companies and businesses acquired during the year are included in the financial information from their respective dates of acquisition.

Intra-group transactions, which have been eliminated on consolidation of the Group, have not been disclosed, as permitted by FRS 8 “Related Party Disclosures”.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

Subsidiary undertakings

Brief details of principal subsidiary undertakings at each year end (except where noted), all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital(a)	Country of operation(b)
Yell Limited	Classified directory publisher	100% ordinary	United Kingdom
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	United Kingdom
Yellow Book USA, Inc.	Classified directory publisher	100% common	United States of America

(a)	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.
(b)	Incorporated in its country of operation.

The companies listed above are those that materially affect the amount of profits and assets of the Group. A full list of all of our subsidiary undertakings at the date of this document is available for inspection at the registered office of our parent company, Yell Group plc.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, consolidation, and accounting policies (continued)

Accounting policies

Accounting convention

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985. These differ significantly from those in the United States and a reconciliation to generally accepted accounting principles in the United States (“US GAAP”) is provided in note 28. A summary of the more important Yell Group accounting policies, which have been consistently applied, is set out below.

(a) Turnover

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by the Yell Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and Yell.com, is recognised from the point at which service is first provided over the life of the contract.

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

(e) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

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

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, consolidation, and accounting policies (continued)

Accounting policies (continued)

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

(k) Stocks

Stocks, primarily directories in progress, are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate overheads, pending completion of delivery of the relevant directories. Other stock represents paper stock held by the US business.

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

The transitional arrangements of FRS 17 Retirement Benefits have been applied in the preparation of these financial statements with the relevant disclosures shown in note 23.

(m) Employee share schemes

The cost of employee share options, except for options in Inland Revenue approved Sharesave schemes, is measured at the intrinsic value of the options granted on the date of grant and is charged to the profit and loss account over the vesting period. The Group takes advantage of available exemptions in respect of accounting for discounts arising on the grant of options in Inland Revenue approved Sharesave schemes. When the ESOP trust acquires and holds shares of our parent company, we present them as an investment in parent company shares.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

1. Basis of preparation, consolidation, and accounting policies (continued)

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

The CEO reviews the turnover and earnings before interest, tax, depreciation and amortisation (“EBITDA”) before and after exceptional items within geographic segments. EBITDA, before exceptional items, together with turnover, are key financial measures that we use to assess our success in achieving growth and operational efficiencies. Segmental information is provided below in respect of UK and US businesses.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

Turnover

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
UK printed directories	573.7	593.9	612.1
Other products and services	41.2	41.0	52.3

Total UK turnover	614.9	634.9	664.4

US printed directories:
US printed directories at constant exchange rate	499.1	552.0	675.0
Exchange impact(a)	—	—	(54.1)

Total US turnover	499.1	552.0	620.9

Group turnover	1,114.0	1,186.9	1,285.3

(a)	Constant exchanage rate states current year results at the same exchange rate as that used to translate the previous year’s results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

Profit and loss information

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
UK operations
Turnover	614.9	634.9	664.4

UK printed directories operating profit	146.6	127.2	157.8
Other products and services operating profit (loss)	(4.3)	2.6	12.8
UK Operating profit	142.3	129.8	170.6
Depreciation and amortisation(a)	69.2	69.4	70.1

UK operations EBITDA	211.5	199.2	240.7
Exceptional items	14.7	33.9	—

UK operations EBITDA before exceptionals	226.2	233.1	240.7

UK operations EBITDA before exceptionals as % of turnover	36.8%	36.7%	36.2%

US operations
Turnover	499.1	552.0	620.9

Operating profit	41.1	20.6	74.1
Depreciation and amortisation	51.7	50.2	51.5

US operations EBITDA	92.8	70.8	125.6
Exceptional items, including non-recurring restructuring charges in 2003	4.0	56.2	36.5
Exchange impact	—	—	14.3

US operations EBITDA before exceptionals at constant exchange rate	96.8	127.0	176.4
Exchange impact	—	—	(14.3)

US operations EBITDA before exceptionals	96.8	127.0	162.1

US operations EBITDA before exceptionals as % of turnover	19.4%	23.0%	26.1%

Group
Turnover	1,114.0	1,186.9	1,285.3

Operating profit	183.4	150.4	244.7
Depreciation and amortisation	120.9	119.6	121.6

Group EBITDA	304.3	270.0	366.3
Exceptional items, including non-recurring restructuring charges in 2003	18.7	90.1	36.5
Exchange impact	—	—	14.3

Group EBITDA before exceptionals at constant exchange rate	323.0	360.1	417.1
Exchange impact	—	—	(14.3)

Group EBITDA before exceptionals	323.0	360.1	402.8

Group EBITDA before exceptionals as % of turnover	29.0%	30.3%	31.3%
Group EBITDA before exceptionals	323.0	360.1	402.8
Exceptional items, including non-recurring restructuring charges in 2003	(18.7)	(90.1)	(36.5)

Group EBITDA	304.3	270.0	366.3
Depreciation and amortisation	(120.9)	(119.6)	(121.6)
Net interest payable	(236.6)	(194.5)	(125.0)
Taxation	12.6	(7.0)	(49.3)

(Loss) profit for the financial year	(40.6)	(51.1)	70.4

(a)	In the year ended 31 March 2005, £67.7 million (2004—£66.6 million; 2003—£66.0 million) of depreciation and amortisation was allocated to UK printed directories and £2.4 million (2004—£2.8 million; 2003—£3.2 million) was allocated to other products and services in the UK.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

2. Segmental analysis (continued)

	At 31 March
	2004	2005
	£	£
	(in millions)
Fixed assets
United Kingdom	1,033.7	984.0
United States	745.1	710.6

Group total	1,778.8	1,694.6

Net operating assets
United Kingdom	1,190.9	1,120.3
United States	987.8	999.6

Group total	2,178.7	2,119.9

Net (liabilities) assets
United Kingdom	(603.1)	(264.7)
United States	667.0	685.6

Group total	63.9	420.9

Total assets
United Kingdom	1,336.9	1,288.9
United States	1,072.8	1,110.1

Group total	2,409.7	2,399.0

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of UK net operating assets relate to the UK printed directories business. The majority of external loans are included in the UK segment.

3. Operating profit

Operating profit for the Yell Group is stated after charging:

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Staff costs (note 5)	299.0	311.4	357.3
Advertising costs	46.4	53.1	55.0
Operating leases, excluding plant and equipment hire	13.2	14.0	13.5
Plant and equipment hire	1.2	1.0	1.1
Depreciation of owned tangible fixed assets	22.0	22.7	22.3
Depreciation of tangible fixed assets held under finance leases	0.5	0.2	0.7
Goodwill amortisation	98.4	96.7	98.6
Restructuring charges(a)	3.7	—	—
Exceptional administrative costs:
IPO costs	15.0	90.1	—
Costs of exceptional lawsuits	—	—	36.5

(a)	The restructuring changes were incurred for the closure of a production site as part of the integration of the former McLeod directories.

The auditors’ remuneration has been disclosed in note 26.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Results before and after exceptional items

					Net Profit (loss)		Taxation Profit (loss)
	Gross Profit	Distribution costs	Administrative expenses	Operating profit	interest payable	before taxation	credit (charge)	for the year
	£	£	£	£	£	£	£	£
	(in millions)
Year ended 31 March 2003
Ongoing activities	604.1	(36.0)	(369.7)	198.4	(236.6)	(38.2)	10.3	(27.9)
Exceptional items	—	—	(15.0)	(15.0)	—	(15.0)	2.3	(12.7)

Total	604.1	(36.0)	(384.7)	183.4	(236.6)	(53.2)	12.6	(40.6)

Year ended 31 March 2004
Ongoing activities	634.0	(34.5)	(359.0)	240.5	(136.1)	104.4	(44.2)	60.2
Exceptional items	—	—	(90.1)	(90.1)	(58.4)	(148.5)	37.2	(111.3)

Total	634.0	(34.5)	(449.1)	150.4	(194.5)	(44.1)	(7.0)	(51.1)

Year ended 31 March 2005
Ongoing activities	693.0	(38.3)	(373.5)	281.2	(125.0)	156.2	(63.0)	93.2
Exceptional items	—	—	(36.5)	(36.5)	—	(36.5)	13.7	(22.8)

Total	693.0	(38.3)	(410.0)	244.7	(125.0)	119.7	(49.3)	70.4

Exceptional administrative expenses of £36.5 million in the year ended 31 March 2005 are the costs from lawsuits explained in note 21.

Exceptional administrative expenses in the year ended 31 March 2004 relate to costs incurred in connection with our parent company’s global offer, including £57.0 million for employee incentive plans contingent upon IPO and £33.1 million of transaction costs. Of the £90.1 million exceptional administrative expenses, £33.9 million relates to our UK business and £56.2 million to our US business. Exceptional administrative expenses in the year ended 31 March 2003 relate to costs incurred in connection with our parent company’s initial public offering withdrawn in July 2002. Of the £15.0 million exceptional administrative expenses, £14.7million was charged to our UK business and £0.3 was charged to our US business. The exceptional interest payable in the year ended 31 March 2004 comprises £19.7 million senior note redemption premium and £36.4 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and £2.3 million for arrangement fees for the withdrawn revolving credit facility. The exceptional tax credits in the years ended 31 March 2004 and 2005 represent the effective tax on the exceptional items before tax.

5. Employees

	Year ended 31 March
	2003	2004	2005
Average monthly number of employees in the Yell Group (including executive directors—see note 22 for separate disclosures):
United States	4,350	4,668	5,115
United Kingdom	3,319	3,414	3,569

Total employees	7,669	8,082	8,684

Marketing and sales	5,631	4,913	5,591
Other	2,038	3,169	3,093

Total employees	7,669	8,082	8,684

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

5. Employees (continued)

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Staff costs for the Yell Group during the year
Wages and salaries	268.5	274.2	317.6
Social security	20.6	26.5	28.3
Other pension costs (note 23)	9.9	10.7	11.4

Total staff costs	299.0	311.4	357.3

Details of the various stock option plans are given in note 25.

6. Net interest payable

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Senior credit facilities	87.6	68.2	50.4
Senior sterling and dollar notes(a)	55.4	43.3	35.5
Subordinated parent company loan(a)	70.1	21.3	34.0
Bridging facilities	10.3	—	—
Other	0.6	0.3	0.3
Amortisation of finance costs	15.0	5.2	6.1
Exceptional interest and write off of financing fees on IPO	—	58.4	—

Total interest payable	239.0	196.7	126.3

Interest receivable	(2.4)	(2.2)	(1.3)

Net interest payable	236.6	194.5	125.0

(a)	Interest on the senior discount dollar notes and the subordinated parent company loan rolls up into the principal balance and is not due until the maturity or repayment of the respective loan. Yell Group settled 35% of the amounts previously outstanding on 18 August 2003.

7. Tax charge (credit) on profit (loss) on ordinary activities

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
UK corporation tax at 30%	6.6	22.0	34.4
Adjustment in respect of prior periods	—	—	(2.1)
Foreign taxes	0.5	1.1	1.5

Total current tax	7.1	23.1	33.8

Origination and reversal of timing differences
— UK	(2.5)	(1.8)	2.6
— Adjustment in respect of prior periods	—	—	2.7
— Foreign	(17.2)	(14.3)	10.2
Total deferred tax	(19.7)	(16.1)	15.5

Tax (credit) charge on (loss) profit on ordinary activities	(12.6)	7.0	49.3

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

7. Tax charge (credit) on profit (loss) on ordinary activities (continued)

The effective tax rate for each period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
(Loss) profit on ordinary activities before taxation	(53.2)	(44.1)	119.7
(Loss) profit on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (30%)	(16.0)	(13.2)	35.9
Effects of:
Adjustments from prior years	(0.3)	0.4	(2.1)
Non-deductible goodwill amortisation	20.9	22.6	20.2
Higher tax rates on overseas earnings	(0.3)	(1.9)	1.3
Other expenses not deductible for tax purposes	4.0	12.9	(3.8)
US tax losses (used) created in the year	(2.7)	0.7	(19.3)
Other timing differences	1.5	1.6	1.6

Total current tax	7.1	23.1	33.8

Deferred tax in current year	(2.5)	(1.8)	21.3
Recognition of deferred tax assets on prior year US tax losses	(17.2)	(14.3)	(5.8)

Net tax (credit) charge	(12.6)	7.0	49.3

8. Acquisitions

Acquisitions in 2005

In the year ended 31 March 2005, the Yell Group acquired a number of yellow pages directories businesses in the US for consideration of $60.0 million (£31.8 million). The purchases were accounted for as acquisitions. The purchase prices were allocated to the acquired assets and liabilities as follows:

	Book value(a)	Fair value adjustments(b)	Fair value
	£	£	£
	(in millions)
Fixed assets
Tangible assets	—	—	—

Total fixed assets	—	—	—
Current assets
Stocks	0.4	—	0.4
Debtors	4.6	—	4.6

Total current assets	5.0	—	5.0
Creditors: amounts falling due within one year	(0.2)	—	(0.2)

Net current assets	4.8	—	4.8

Identifiable net assets	4.8	—	4.8

Goodwill			27.0

Total cost			31.8

Consideration:
Cash			31.8

(a)	Translated from US dollars to pounds sterling at the exchange rates on the dates of acquisition.
(b)	The provisional fair value adjustments principally comprise a revaluation of fixed assets and work in progress balances to estimated fair market value.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

Acquisitions in 2004

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

Year ended 31 March 2004
£
Net cash inflow from operating activities	0.1
Returns on investments and servicing of finance	—
Taxation paid	—
Investing activities	—

Net cash flow before financing	0.1

YELL FINANCE B.V. AND ITS SUBSIDIARIES

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
£
(in millions)
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

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

8. Acquisitions (continued)

Reconciliation of cash paid to the cash flow statement

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Cash consideration for:
Acquisition of McLeod	423.9	—	—
Other acquisitions	47.4	108.9	31.8
Less:
Cash acquired with subsidiaries	(0.4)	—	—

Cash paid for purchase of subsidiary undertakings, net of cash acquired	470.9	108.9	31.8

The effect of the acquisitions on the results of the Yell Group during the year of the acquisitions includes the following for the years ended 31 March 2004 and 2005:

	Year ended 31 March
	2004	2005
	£	£
	(in millions)
Turnover	0.7	6.8
Cost of sales	(0.4)	(4.7)

Gross profit	0.3	2.1
Distribution costs	—	(0.4)
Administrative costs	(0.2)	(1.3)

Operating profit	0.1	0.4

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

9. Movements in net debt

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year — excluding overdraft	Debt due after one year	Net debt
	£	£	£	£
	(in millions)
At 31 March 2002	100.1	(53.4)	(2,050.7)	(2,004.0)
Cash inflow less interest and taxation paid and capital expenditures(a)	143.9	—	—	143.9
Cash inflow from financing:
— for acquisitions	408.8	—	(408.7)	0.1
— after acquisitions	77.0	—	(77.0)	—
Cash outflow on acquisitions	(470.9)	—	—	(470.9)
Reclass of long-term to short-term debt	—	(286.5)	286.5	—
Borrowings repaid	(211.9)	211.9	—	—
Finance fees paid	(16.1)	—	16.1	—
Interest and amortised fees	—	—	(102.9)	(102.9)
Currency movements	(0.9)	15.2	50.7	65.0

At 31 March 2003	30.0	(112.8)	(2,286.0)	(2,368.8)
Cash inflow from operating activities less interest paid and redemption premium and taxation paid and capital expenditures(a)	48.0	—	19.4	67.4
Cash outflow on acquisitions	(108.9)	—	—	(108.9)
Net proceeds from shares issued	304.4	—	—	304.4
Reclass of long-term to short-term debt	—	(41.9)	41.9	—
Borrowings repaid	(1,318.4)	112.8	1,205.6	—
New loans acquired	1,082.5	(85.8)	(996.7)	—
Finance fees paid	(16.4)	—	16.4	—
Non-cash charges	—	—	(66.9)	(66.9)
Currency movements	(2.8)	—	79.2	76.4

At 31 March 2004	18.4	(127.7)	(1,987.1)	(2,096.4)
Cash inflow from operating activities less interest paid and taxation paid and capital expenditures(a)	157.6	41.9	31.6	231.1
Cash outflow on acquisitions	(31.8)	—	—	(31.8)
Purchase of shares in parent company	(6.6)	—	—	(6.6)
Reclass of long-term to short-term debt	—	(148.9)	148.9	—
Borrowings repaid	(85.0)	85.0	—	—
New loans acquired	2.5	—	(2.5)	—
Borrowings capitalised(b)	—	—	300.0	300.0
Non-cash charges	—	(0.5)	(51.6)	(52.1)
Currency movements	(2.0)		11.9	9.9

At 31 March 2005	53.1	(150.2)	(1,548.8)	(1,645.9)

(a)	The £145.7 million (2004 – £141.8 million; 2003 – £139.5 million) of interest paid in the year ended 31 March 2005 included £73.5 million (2004 – £19.4 million; 2003 – £nil) of interest that had been capitalised as long-term debt.
(b)	Agreement was reached in April 2004 to issue 10 shares of 100 euro each at a premium to settle £300,000,000 of parent company indebtedness.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

9. Movements in net debt (continued)

Reconciliation of net cash flow to movements in net debt

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Decrease (increase) in net cash in the year	(69.2)	(8.8)	36.7
Net cash (outflow) inflow from increase (decrease) in debt	(257.7)	171.7	82.5

Decrease (increase) in net debt resulting from cash flows	(326.9)	162.9	119.2
Subordinated parent company loan	—	100.0	300.0
Interest and amortised fees	(102.9)	(66.9)	21.4
Currency movements	65.0	76.4	9.9

(Increase) decrease in net debt in the year	(364.8)	272.4	450.5
Net debt at beginning of the year	(2,004.0)	(2,368.8)	(2,096.4)

Net debt at end of the year	(2,368.8)	(2,096.4)	(1,645.9)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

10. Intangible assets

Goodwill

£ (in millions)
Cost
Balance at 31 March 2003	1,985.1
Additions	100.4
Fair value adjustment(a)	3.3
Currency movements	(117.3)

Total cost at 31 March 2004	1,971.5

Amortisation
Balance at 31 March 2003	161.0
Charge for the year	96.7
Currency movements	(11.5)

Total amortisation at 31 March 2004	246.2

Net book value at 31 March 2004	1,725.3

Cost
Balance at 31 March 2004	1,971.5
Additions	27.0
Fair value adjustment(a)	(1.3)
Currency movements	(20.6)

Total cost at 31 March 2005	1,976.6

Amortisation
Balance at 31 March 2004	246.2
Charge for the year	98.6
Currency movements	(3.2)

Total amortisation at 31 March 2005	341.6

Net book value at 31 March 2005	1,635.0

(a)	Fair value adjustments to goodwill were due to the finalisation of transaction costs and asset valuations in respect of acquisitions in prior years.

The acquisitions are detailed in note 8. The goodwill arising on acquisitions has been amortised on a straight-line basis over its estimated useful life of 20 years.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

11. Tangible fixed assets

Tangible fixed assets are summarised as follows:

	Buildings	Leasehold improvements	Computers and equipment 2004	Total
	£	£	£	£
	(in millions)
Cost
Balance at 31 March 2003	10.1	2.3	56.2	68.6
Acquisitions	0.9	0.1	0.2	1.2
Additions	—	1.8	23.0	24.8
Disposals	—	(0.1)	(8.9)	(9.0)
Currency movements	(1.5)	(0.3)	(3.4)	(5.2)

Total cost at 31 March 2004	9.5	3.8	67.1	80.4

Depreciation
Balance at 31 March 2003	0.3	0.6	20.6	21.5
Charge for the year	0.2	0.4	22.3	22.9
Disposals	—	—	(8.4)	(8.4)
Currency movements	(0.1)	(0.1)	(1.3)	(1.5)

Total depreciation at 31 March 2004	0.4	0.9	33.2	34.5

Net book value at 31 March 2004	9.1	2.9	33.9	45.9

	Buildings	Leasehold improvements	Computers and equipment 2004	Total
	£	£	£	£
	(in millions)
Cost
Balance at 31 March 2004	9.5	3.8	67.1	80.4
Acquisitions	0.3	—	0.5	0.8
Additions	0.1	1.5	23.2	24.8
Disposals	—	—	(6.9)	(6.9)
Currency movements	(0.2)	(0.1)	(0.8)	(1.1)

Total cost at 31 March 2005	9.7	5.2	83.1	98.0

Depreciation
Balance at 31 March 2004	0.4	0.9	33.2	34.5
Charge for the year	0.2	0.7	22.1	23.0
Disposals	—	—	(6.9)	(6.9)
Currency movements	—	—	(0.4)	(0.4)

Total depreciation at 31 March 2005	0.6	1.6	48.0	50.2

Net book value at 31 March 2005	9.1	3.6	35.1	47.8

The net book value of fixed assets included amounts of £4.2 million (2004-£0.8 million, 2003-£0.2 million) in respect of assets held under finance leases.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

12. Investments

	At 31 March
	2004	2005
	£	£
	(in millions)
Shares in parent company	5.8	9.8
Other investments	1.8	2.0
	7.6	11.8

13. Stocks

	At 31 March
	2004	2005
	£	£
	(in millions)
Directories in progress	147.2	165.1
Other	4.7	7.5

Total stocks	151.9	172.6

14. Debtors

	At 31 March
	2004	2005
	£	£
	(in millions)
Trade debtors(a)	401.9	429.3
Other debtors	8.7	8.1
Accrued income(a)	4.7	4.7
Prepayments	10.6	17.9
Deferred tax asset (note 15)	34.7	18.7

Total debtors	460.6	478.7

(a)	The Yell Group’s trade debtors and accrued income are stated after deducting a provision of £112.8 million at 31 March 2005 (2004—£113.1 million) for doubtful debts and sales allowances. The amount charged to the Yell Group profit and loss account for doubtful debts for the year ended 31 March 2005 was £72.6 million (year ended 31 March 2004—£71.1 million; year ended 31 March 2003—£67.6 million).

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

15. Deferred taxation

Deferred tax asset

	Year ended 31 March
	2004	2005
	£	£
	(in millions)
Balance at beginning of the year	23.1	34.7
Amount credited (charged) to profit and loss account	16.1	(15.5)
Adjustments relating to acquisitions	(1.9)	—
Currency movements	(2.6)	(0.5)

Balance at end of the year	34.7	18.7

The deferred tax assets are included in debtors (note 14). The elements of all net deferred tax assets recognised in the accounts, including the cumulative unrecognised effect of net operating losses arising from operations in the United States, were as follows:

	At 31 March
	2004	2005
	£	£
	(in millions)
Tax effect of timing differences due to:
Amortisation and depreciation	(12.2)	(4.9)
Bad debt provisions	22.7	25.1
Recognised tax net operating losses	40.0	20.9
Stocks valuation	(22.6)	(25.8)
Accrued expenses	9.8	2.3
Other temporary differences	(3.0)	1.1

Recognised net deferred tax assets	34.7	18.7

Unrecognised deferred tax assets relating to tax net operating losses from US operations	7.7	—

Tax losses of £55.6 million are available to use against taxable income in the United States in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2024 if not used.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

16. Loans and other borrowings

		At 31 March
	Interest rate	2004	2005
	%	£	£
		(in millions)
Amounts falling due within one year
Senior credit facilities(a)(b)	5.30	80.0	90.0
Revolving loan under senior credit facilities	5.70	5.0	—
Net obligations under finance leases		0.8	1.3
Subordinated parent company loan		41.9	58.9

Total amounts falling due within one year		127.7	150.2

Amounts falling due after more than one year
Senior credit facilities(a)(b)	5.30	856.6	761.0
Senior notes:
Senior sterling notes(c)(f)	10.75	158.1	159.8
Senior dollar notes(d)(f)	10.75	68.1	67.4
Senior discount dollar notes(e)(f)	13.95	73.1	82.1
Subordinated parent company loan(g)	6.30	831.2	478.5

Total amounts falling due after more than one year		1,987.1	1,548.8

Net loans and other borrowings		2,114.8	1,699.0

(a)	Facilities comprise two term loans of £624.0 million and $596.0 million which are due in 2008. In addition to the term loans, the senior credit facilities include a revolving credit facility of £200.0 million. At 31 March 2005, £nil was outstanding under the revolving credit facility (31 March 2004 – £5.0 million). The senior credit facilities, including the revolving credit facility, have first priority security over substantially all of the Yell Group’s assets.
(b)	The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA” as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, total net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a six-monthly basis. The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2005 in compliance with these debt covenants.
(c)	This represents a £162.5 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior notes.
(d)	This represents a $130.0 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior notes.
(e)	This represents a $187.4 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000.0 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior notes. The 13.95% interest rate represents the rate of return from inception on the notes including the unwinding of the discount.
(f)	The Senior sterling, Senior dollar and Senior discount dollar notes (“the Notes”) carry an issuer call option that allows the Group to redeem all or some of the Notes from 1 August 2006 upon payment of a premium of £19 million. The premium reduces on each anniversary until 1 August 2009, after which the Notes may be redeemed at any time at par.
(g)	The subordinated parent company loan includes interest that is rolled up monthly. Interest accumulated at an annual percentage rate of 10% before our parent company’s IPO on 15 July 2003. Interest was not charged between 15 July 2003 and 31 March 2004. Interest has been accumulating at an annual percentage rate of 6.30% since 1 April 2004. Payments to settle amounts owed can only be made when our parent company makes dividend payments to its shareholders, in line with restrictions imposed by our senior credit facilities and senior notes.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

16. Loans and other borrowings (continued)

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2005
	Principal amount	Deferred finance costs	Net balance
	£	£	£
	(in millions)
Senior credit facilities	859.6	(8.6)	851.0
Senior notes:
Senior sterling notes	162.5	(2.7)	159.8
Senior dollar notes	68.8	(1.4)	67.4
Senior discount dollar notes	83.4	(1.3)	82.1
Subordinated parent company loan	537.4	—	537.4
Revolving loan under senior credit facilities	—	—	—
Other	1.3	—	1.3

Total loans and borrowings	1,713.0	(14.0)	1,699.0

Debt maturities are as follows:

	At 31 March 2004			At 31 March 2005
	Principal amount	Deferred finance costs	Net balance	Principal amount	Deferred finance costs	Net balance
	£	£	£	£	£	£
	(in millions)
Within one year, or on demand	125.8	(4.2)	121.6	150.2	(6.6)	143.6

Between one and two years	88.2	(4.5)	83.7	100.0	(4.1)	95.9
Between two and three years	100.5	(4.9)	95.6	50.0	(2.6)	47.4
Between three and four years	52.6	(5.2)	47.4	619.6	(0.7)	618.9
Between four and five years	628.4	(1.3)	627.1	—	—	—
After five years	1,139.4	—	1,139.4	793.2	—	793.2

Total after more than one year	2,009.1	(15.9)	1,993.2	1,562.8	(7.4)	1,555.4

Total loans and other borrowings	2,134.9	(20.1)	2,114.8	1,713.0	(14.0)	1,699.0

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

Counterparty credit risk is closely monitored and managed within controls set by the board of directors. Derivative financial instruments, including forward foreign exchange contracts, are normally used only for hedging purposes.

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

The Yell Group financed its operations prior to 22 June 2001 primarily by a mixture of BT’s net investment and loans. Subsequent to 22 June 2001 and up until the initial public offering on 15 July 2003, the Yell Group financed its operations primarily by long-term debt. Subsequent to the initial public offering, the Yell Group funds the business largely from cash flows generated from operations. Details of the Yell Group’s borrowings are disclosed in note 16.

All significant cash inflows and outflows associated with the Yell Group’s operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the United States are denominated in US dollars. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations in the United States into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 41.9% of our third party debt and 35.7% of our net third party interest expense are denominated in US dollars, thereby reducing our USEBITDA exposure by approximately 18.5%. The Group does not intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

The Yell Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risk through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. Under our current senior facilities agreement we were required to have fixed interest on at least 50% of all interest payments during the 21 months following each month end. This requirement ceased once the Group leverage ratio fell below 3.5 times. Even so, we have fixed interest on at least 50% of the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2007, with a review of this strategy on a quarterly basis.

During the year ended 31 March 2005, as set out in note 9, net debt decreased from £2,096.4 million to £1,645.9 million, primarily as a result of cash inflows from operating activities. Additionally, we and our parent company agreed that we would settle £300.0 million of our subordinated parent company loan by issuing 10 shares of 100 euros each at a premium.

Other financial instruments

The Yell Group has short-term debtors and creditors which arise in the normal course of business and have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Yell Group’s risk between 31 March 2005 and the date of these financial statements.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Financial instruments and risk management (continued)

Currency risk profile

The interest rate profile of the Yell Group’s financial assets and liabilities was:

	Sterling	US dollar	Total
	£	£	£
	(in millions)
Floating rate	7.5	10.9	18.4

Total financial assets at 31 March 2004	7.5	10.9	18.4

Fixed rate	(1,386.6)	(295.7)	(1,682.3)
Floating rate	(278.0)	(174.6)	(452.6)

Total financial liabilities at 31 March 2004	(1,664.6)	(470.3)	(2,134.9)

Net financial liabilities at 31 March 2004	(1,657.1)	(459.4)	(2,116.5)

Total financial assets at 31 March 2005	8.4	44.7	53.1

Fixed rate	(995.9)	(297.0)	(1,292.9)
Floating rate	(248.0)	(172.1)	(420.1)

Total financial liabilities at 31 March 2005	(1,243.9)	(469.1)	(1,713.0)

Net financial liabilities at 31 March 2005	(1,235.5)	(424.4)	(1,659.9)

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 16. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 16. The Yell Group has entered into interest rate forward rate agreements and swaps for the purpose of hedging future floating interest rate movements. The Yell Group has fixed interest rates on at least 50% of the interest rate exposure on the indebtedness under the senior credit facilities using interest rate swaps over the period to 31 March 2007.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	Sterling	US dollar	Total borrowings
At 31 March 2004
Weighted average interest rate (%)	7.1	8.5	7.3
Weighted average period for which rate is fixed (years)	3.0	4.2	3.4
At 31 March 2005
Weighted average interest rate (%)	6.9	8.8	7.3
Weighted average period for which rate is fixed (years)	2.8	3.8	3.2

The floating-rate financial liabilities bear interest at rates fixed in advance for periods ranging from one month to six months by reference to LIBOR.

Borrowing facilities and liquidity risk

The Yell Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were committed senior debt facilities at 31 March 2005 of £200 million (2004—£200.0 million) of which £nil had been drawn down at 31 March 2005 (2004—£5.0 million). These facilities expire on 7 July 2008.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

17. Financial instruments and risk management (continued)

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Yell Group’s financial instruments at 31 March 2004 and 2005. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	Book value at 31 March 2004	Fair value at 31 March 2004	Book value at 31 March 2005	Fair value at 31 March 2005
	£	£	£	£
	(in millions)
Non-derivatives:
Assets
Cash at bank and in hand	18.4	18.4	53.1	53.1
Liabilities
Short-term borrowings(a)(c)	127.7	127.7	150.2	150.2
Long-term borrowings(b)(c)	1,987.1	1,987.1	1,548.8	1,603.9

Derivatives:
Interest rate swaps	—	(3.2)	—	(2.9)
Forward foreign exchange contracts	—	—	—	—

(a)	The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.
(b)	The fair value of the Yell Group’s notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
(c)	Long-term borrowings are presented net of unamortised costs, which amount to £14.0 million at 31 March 2005 and £20.1 million at 31 March 2004. See Note 16 for further details.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows:

	At 31 March 2005
	Gains	Losses	Net gains
	£	£	£
	(in millions)
Unrecognised gains and losses on hedges at 31 March 2005, of which:	3.3	(0.4)	2.9
Expected to be recognised in the year to 31 March 2006	1.8	—	1.8
Expected to be recognised after 31 March 2006	1.5	(0.4)	1.1

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

18. Other creditors

Amounts falling due within one year

	At 31 March
	2004	2005
	£	£
	(in millions)
Trade creditors	26.0	22.9
Corporation tax	16.2	20.5
Other taxation and social security	22.9	23.1
Other creditors	4.4	4.3
Accruals	89.7	116.8
Deferred income	71.8	91.5

Total other creditors falling due within one year	231.0	279.1

19. Called up share capital

	At 31 March
	2004	2005
	£	£
	(in millions)
Authorised
900 shares of 100 euro each	0.1	0.1

Allotted, called up and fully paid
360 shares issued to Yell Group plc (2004 - 350 shares)	0.1	0.1

20. Changes in equity shareholders’ funds (deficit)

Reconciliation of movement in the consolidated equity shareholders’ deficit

	Share capital	Share premium	Profit and loss account	Total
	£	£	£	£
	(in millions)
Balance at 31 March 2002	0.1	0.9	(50.9)	(49.9)
Issuance of share capital (ordinary shares)(a)	—	0.1	—	0.1
Loss for the year	—	—	(40.6)	(40.6)
Currency movements(b)	—	—	(34.0)	(34.0)

Balance at 31 March 2003	0.1	1.0	(125.5)	(124.4)
Issuance of share capital (ordinary shares)(c)	—	304.4	—	304.4
Loss for the year	—	—	(51.1)	(51.1)
Currency movements(b)	—	—	(65.0)	(65.0)

Balance at 31 March 2004	0.1	305.4	(241.6)	63.9
Issuance of share capital (ordinary shares)(d)	—	300.0	—	300.0
Profit for the year	—	—	70.4	70.4
Currency movements(b)	—	—	(13.4)	(13.4)

Balance at 31 March 2005	0.1	605.4	(184.6)	420.9

(a)	100 shares of 100 euro each were issued on 16 April 2002 for £111,600.
(b)	The cumulative foreign currency translation adjustment was a £116.1 million loss at 31 March 2005 (31 March 2004—£102.7 million loss, 31 March 2003—£37.7 million loss).
(c)	50 shares of 100 euro each were issued on 15 July 2003 for £304,401,000.
(d)	Agreement was reached in April 2004 to issue 10 shares of 100 euro each at a premium to settle £300,000,000 of parent company indebtedness.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

21. Financial commitments, contingent liabilities and litigation

	At 31 March
	2004	2005
	£	£
	(in millions)
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	0.8	1.1
Between one and five years	6.2	6.6
After five years	5.8	6.0

Total payable within one year	12.8	13.7

Future minimum operating lease payments for the Yell Group at 31 March 2005 are as follows:

£
(in millions)
Payable in the year ending 31 March:
2006	13.7
2007	12.2
2008	11.3
2009	10.5
2010	8.5
Thereafter	29.4

Total future minimum operating lease payments	85.6

Operating lease commitments are principally in respect of leases of land and buildings.

A lawsuit filed by Verizon was settled in October 2004. Following publication of our half year results, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement will be published to class members and the final approval hearing is anticipated to be held in late summer 2005. The total estimated costs of settling these lawsuits is included in exceptional administrative expenses in note 4.

There are no contingent liabilities or guarantees other than those referred above and on page 60 of the Operating and Financial Review and Prospects and those arising in the ordinary course of the Yell Group’s business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

22. Directors’ remuneration

The emoluments of the directors and the benefits including those received under the long-term incentive plans were:

	Year to 31 March
	2003	2004	2005
	£	£	£
	(in thousands)
Salary	795	890	1,026
Other benefits	48	69	73
Performance-related bonus	795	890	1,230
Non-executive directors’ fees and share benefits	197	933	455

Aggregate emoluments	1,835	2,782	2,784
Aggregate gains made on the exercise of share options	—	2,714	—
Aggregate amounts receivable under long-term incentive plans	46	—	—
	1,881	5,496	2,784

Two directors (2004: two, 2003: two) had retirement benefits accruing under a defined benefit pension scheme.

Directors’ detailed remuneration

	John Condron Year to 31 March			John Davis Year to 31 March
	2003	2004	2005	2003	2004	2005
	£	£	£	£	£	£
	(in thousands)
Salary	485	550	650	310	340	376
Other benefits	27	47	48	21	22	25
Performance-related bonus(a)	485	550	780	310	340	450

Aggregate emoluments	997	1,147	1,478	641	702	851
Gains made on exercise of share options	—	1,422	—	—	1,292	—
Amounts receivable under long-term incentive plans	46	—	—	—	—	—
	1,043	2,569	1,478	641	1,994	851

(a)	Comprises cash bonus of 100% of base salary and, in 2005 only, a further 20% of base salary payable in shares under the Deferred Bonus Plan. A description of the plan is in note 25.

Non-executive directors’ fees

The non-executive directors, except Lord Powell of Bayswater, who held office between 22 June 2001 and 31 March 2002 were appointed to the board of the Yell Group as representatives of Apax Partners Managing Entities and Hicks Muse. Monitoring fees charged to the Yell Group prior to our parent company’s initial public offering by these companies are detailed in note 24.

During the year ended 31 March 2003, additional non-executive directors were appointed.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

22. Directors’ remuneration (continued)

No fees were paid directly to non-executive directors who were representatives of Apax Partners Managing Entities or Hicks Muse prior to the flotation of our parent company. Fees were paid to the following non-executive directors.

	Year to 31 March
	2003	2004	2005
	£	£	£
	(in thousands)
Robert Scott	38	129	155
Charles Carey	38	57	60
John Coghlan	39	64	65
Joachim Eberhardt	38	63	65
Lyndon Lea	—	45	60
Lord Powell of Bayswater	44	50	50

Retirement benefits

	John Condron At 31 March			John Davis At 31 March
	2003	2004	2005	2003	2004	2005
	£	£	£	£	£	£
	(in thousands)
Cumulative accrued annual pension	195	229	280	17	27	57
Cumulative accrued lump sum	584	686	840	—	—	—
Transfer value of increase in accrued benefit in excess of inflation less member contributions	659	426	705	35	54	224
Transfer value of accrued benefits at year end	2,923	3,647	4,720	119	207	466
Change in accrued annual pension benefit, net of inflation			44			30
Change in one-off cash sum, net of inflation			133			—
Change in transfer value over year less member contributions	876	691	1,034	45	73	244

Beneficial and non-beneficial interests

The interests of directors and their families in Yell Group ordinary shares are shown below:

	At 31 March
	2004	2005
	Number	Number
John Condron	6,549,853	3,349,853
John Davis	2,901,379	1,451,739

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions

SSAP 24—”Accounting for Pension Costs”

Pension costs in respect of the Yell Pension Plan (“YPP”), the BT Pension Scheme (“BTPS”) and the defined contribution schemes were:

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Amounts expensed for YPP (defined benefit section)	8.0	8.3	7.9
Amounts expensed for defined contribution schemes	1.9	2.4	3.5

Total	9.9	10.7	11.4

Yell Pension Plan (YPP)—Defined benefit Section

There are three defined benefit sections of the YPP, which have been closed to new entrants since 1 October 2001. There is also an unfunded, unapproved scheme for certain employees.

The pension cost for the year ended 31 March 2005 was based on the valuation at 5 April 2002. The valuation, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a market value of assets. The principal assumptions used and the results of the valuations are set out below:

Valuation method	5 April 2002 Rates per annum% Projected unit
Return on existing and future assets	6.0 to 6.5
Average increase in retail price index	2.7
Average future increases in wages and salaries	4.2
Average increase in pensions	2.7
Dividend growth	—

At 5 April 2002 (the last valuation date) the market value of assets was £102.7 million. The results of the valuation show that the assets of the scheme were sufficient to cover 102% of the benefits that had accrued to members by that date after allowing for expected future increases in salaries. The date for the next valuation is expected to be no later than 5 April 2005.

For the year ended 31 March 2005, the Yell Group made regular contributions totalling £7.5 million to the defined benefit section (year ended 31 March 2004—£8.5 million; year ended 31 March 2003—£7.9 million). In addition, a contribution of £0.5million (2004—£0.9 million) in respect of benefit improvements was made, and an additional annual contribution of £8.2 million in respect of deficit funding (2004—£nil). The Group intends to make an additional annual contribution of approximately £8.5 million in the 2006 financial year. There are no provisions held on the balance sheet in respect of this plan at 31 March 2005 or 2004. The group has a prepayment of £8.6 million at 31 March 2005 (2004—£0.3million). The funding policy differs from the accounting policy primarily in that for funding purposes the Group contributes to target a funding level of 105% in the above assumptions.

The YPP assets are invested in UK and overseas equities, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds. The trustees set asset allocation targets at 31 March 2004 and 2005 in which approximately 55% of the assets held should be equity investments and 45% should be debt securities.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

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

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £2.9 million in the year ended 31 March 2005 (year ended 31 March 2004—£2.4 million; year ended 31 March 2003—£1.9 million) for the Yellow Book scheme, and £0.6 million (year ended 31 March 2004—£0.4 million; year ended 31 March 2003—£0.2 million) for section four of the YPP). Outstanding contributions amounted to £nil at 31 March 2005 (2004—£nil).

FRS 17—”Retirement benefits”

A valuation of the YPP for the purposes of FRS 17 was carried out at 31 March 2002 and updated to 31 March 2003, 2004 and 2005 by a qualified independent actuary. The following key assumptions were used:

	At 31 March
	2003	2004	2005
	% per annum	% per annum	% per annum
Discount rate	5.4	5.4	5.4
Salary increases	4.0	4.4	4.4
Pension increases	2.5	2.9	2.9
Inflation rate	2.5	2.9	2.9

The assets in the YPP and the annual expected rates of return were:

	At 31 March
	2003		2004		2005
	%	£	%	£	%	£
	(in millions)		(in millions)		(in millions)
Equities	7.8	49.9	7.7	66.4	7.7	82.5
Corporate Bonds	5.4	15.8	5.4	3.7	5.4	6.8
Gilts	4.8	28.4	4.7	52.3	4.7	61.2

Total		94.1		122.4		150.5

The expected rates of return were set by reference to yields available on government bonds at the measurement date and appropriate risk margins.

The following amounts as at 31 March 2003, 2004 and 2005 were measured in accordance with the requirements of FRS 17 and show the net balance sheet liability at the year end if FRS 17 had been adopted:

	At 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Total market value of assets	94.1	122.4	150.5
Present value of scheme liabilities	(141.2)	(188.8)	(249.9)
Deficit in the scheme	(47.1)	(66.4)	(99.4)
Related deferred tax asset, based on 30% rate of tax	14.1	19.9	29.8

Net balance sheet liability	(33.0)	(46.5)	(69.6)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

The following amounts explain the change in the deficit in the scheme for the years ended 31 March 2004 and 2005 as if FRS 17 had been adopted:

	Year ended 31 March
	2004	2005
	£	£
	(in millions)
Deficit in scheme at beginning of year	(47.1)	(66.4)
Movement in year:
Current service cost	(10.4)	(13.7)
Contributions	9.4	16.2
Past service costs	(0.8)	(0.7)
Other finance costs	(1.5)	(2.3)
Actuarial loss	(16.0)	(32.5)

Deficit in scheme at 31 March	(66.4)	(99.4)

The full actuarial valuation at 5 April 2002 updated to 31 March 2005 showed a deficit of £99.4 million. Improvements in benefits costing £0.5 million were made in the year ended 31 March 2005 and contributions of £7.5 million (13.05% of pensionable earnings), plus an additional contribution of £8.2 million in respect of deficit funding, were made. In addition, a contribution of £0.8 million in respect of benefit improvements made in the previous year was made on 1 April 2004. In the year ended 31 March 2005, the Yell Group made contributions at an average rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums. Yell Group’s trustees have agreed that contributions for the next two years will be at the same rate with an evaluation of future contribution rates after the next full valuation.

The actuarial loss in the year ended 31 March 2005 was primarily the result of changing our assumptions regarding how long members will live after retirement.

As the scheme is closed to new members, under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

The history of experience gains and losses follows:

	Year ended 31 March
	2003	2004	2005
Difference between the expected and actual return on scheme assets
— (loss) gain (£ in millions)	(27.4)	11.4	2.2
— (loss) gain (% of scheme assets)	(29)%	9%	1%

Experience gains and losses on scheme liabilities
— loss (£ in millions)	(4.7)	(8.4)	(5.8)
— loss (% of present value of scheme liabilities)	(3)%	(4)%	(2)%

Total amount to be recognised in the statement of total recognised gains and losses upon full adoption of FRS 17
— loss (£ in millions)	(45.7)	(15.9)	(32.5)
— loss (% of present value of scheme liabilities)	(32)%	(8)%	(13)%

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

23. Pensions (continued)

If the above amounts had been recognised in the financial statements, Yell Group’s net liabilities and profit and loss account deficit at 31 March 2004 and 2005 would have been as follows:

	At 31 March
	2004	2005
	£	£
	(in millions)
Net assets excluding pension asset(a)	63.6	412.3
Pension liability	(46.5)	(69.6)

Net assets including FRS 17 pension liability	17.1	342.7

Deficit excluding pension liability	(241.6)	(184.6)
Pension reserve	(46.5)	(69.6)

Deficit including FRS 17 pension liability	(288.1)	(254.2)

(a)	Excluding SSAP 24 balance sheet items.

If the above amounts had been recognised in the financial statements, the Yell Group’s profit and loss account and statement of total recognised gains and losses for the years ended 31 March 2004 and 31 March 2005 would have included the following:

Amounts charged to operating profit

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Current service cost	8.8	10.4	13.7
Past service cost	0.3	0.8	0.7

Total operating charge	9.1	11.2	14.4

Net amount credited to net interest payable

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Expected return on pension scheme assets	7.9	6.5	8.3
Interest on pension scheme liabilities	(6.6)	(8.0)	(10.6)

Net loss on pension scheme	1.3	(1.5)	(2.3)

Amount recognised in statement of total recognised gains and losses

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Actual return less expected return on pension scheme assets	(27.4)	11.4	2.2
Experience losses arising on the scheme liabilities	(4.7)	(8.4)	(5.8)
Changes in assumption underlying the present value of the scheme liabilities	(13.6)	(19.0)	(28.9)

Actuarial loss	(45.7)	(16.0)	(32.5)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

24. Related Party Transactions

There were no related party transactions in the year ended 31 March 2005.

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

Under the arrangement put in place following the acquisition from BT, Apax Partners Managing Entities and affiliates of Hicks Muse charged monitoring fees of £25.8 million for the year ended 31 March 2004 (2003—£3.2 million), of which £nil (2003—£0.9 million) remained outstanding at the year end.

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

(c) The Yell Group plc Sharesave Plan

The Yell Group plc Sharesave Plan (the Sharesave) was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary shares of Yell Group plc, our parent company, out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the Ordinary shares at the date of grant. The Sharesave Plan is Inland Revenue approved and therefore no charge has been recorded to the profit and loss account in accordance with the exemption available under UITF 17.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes (continued)

(d) The Yell Group plc Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the US ESPP) was established in July 2003. Eligible employees are entitled to purchase Ordinary shares of Yell Group plc, our parent company (“Ordinary shares”), at the lower of 85% of the fair market value of the Ordinary shares on the date the Ordinary shares are offered and 85% of the fair market value of the Ordinary shares on the date ending the offer period when the Ordinary shares are purchased by the employee. All Ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions.

(e) The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the UK Option Scheme) was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per Ordinary share at which options will be exercised will be not less than the market value of the Ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which our parent company releases its quarterly, half- yearly or final consolidated results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after the initial date of grant, with, where appropriate, one re-test of the performance condition at the end of the fourth year. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by our parent company.

(f) The Yell Group plc US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the US EIP) was established July 2003. It allows our parent company to issue both non-qualified and incentive stock options and Ordinary shares. The Board of our parent company has sole discretion to determine who may receive awards under the US EIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by our parent company.

(g) The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan (CAP) was established in March 2004. It allows our parent company to award Ordinary Shares, which vest three years from the date of grant, to employees. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom our parent company wishes to retain as key talent within the organisation.

Awards are satisfied by purchasing existing shares on the open market rather than by the issue of new shares.

(h) The Long Term Incentive Plan

The Yell Group plc Long Term Incentive Plan (the LTIP) was established in July 2003 and is not intended to be approved by the Inland Revenue. The Board has sole discretion to determine which executives are granted awards under the LTIP. Awards are granted in the form of performance shares and in most circumstances an objective performance condition must be satisfied before an award vests. Normally awards may only vest three years after their initial date of grant.

(i) The Deferred Bonus Plan

The Yell Group plc Deferred Bonus Plan was established in November 2004. Under the plan, any bonus received by Executive Directors in excess of 100% of salary is subject to compulsory deferral into shares for a period of 3 years. There is no matching provided by the Company and the shares will be forfeited if the director leaves the Company other than as a predetermined “good leaver”.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes (continued)

(j) The Yell Group plc Share Incentive Plan

The Yell Group plc Share Incentive Plan (the SIP) was established in July 2003 and is approved by the UK Inland Revenue. The SIP operates through a UK-resident trust, that will purchase or subscribe for ordinary shares to be subsequently awarded to employees. Shares can be offered to employees using one or more of the following methods:

•	Free shares – up to £3,000 each year per employee to be held for at least 3 years in trust;

•	Partnership shares – employee is able to purchase shares up to the value of £1,500, using monthly salary deductions (provided deductions do not exceed 10% of salary);

•	Matching shares – up to 2 free shares for every partnership share held. To be held for at least 3 years in trust.

No options or awards have been made under the SIP.

Options under share schemes

Options granted, exercised and lapsed under these share option schemes during the years ended 31 March 2004 and 2005 and options exerciseable at 31 March 2004 and 2005 were as follows:

	Savings related schemes	Other share option schemes	Total	Exercise price range	Weighted average exercise price
Outstanding, 31 March 2002	—	9,750,735	9,750,735	0.4p	0.4p
Granted	—	1,506,805	1,506,805	128p	128p
Expired or forfeited	—	(210,615)	(210,615)	0.4p	0.4p
Outstanding, 31 March 2003	—	11,046,925	11,046,925	0.4p–128p	18p
Granted	4,563,964	10,906,881	15,470,845	0.0p–296p	226p
Exercised	—	(5,796,453)	(5,796,453)	0.4p–128p	3p
Expired or forfeited	(113,065)	(1,450,041)	(1,563,106)	0.4p–260p	22p
Outstanding, 31 March 2004	4,450,899	14,707,312	19,158,211	0.0p–296p	269p
Granted	1,595,313	5,655,000	7,250,313	0.0p–402p	367p
Exercised	(700,691)	(4,893,648)	(5,594,339)	0.4p–260p	60p
Expired or forfeited	(836,625)	(241,402)	(1,078,027)	0.4p–402p	253p

Outstanding, 31 March 2005	4,508,896	15,227,262	19,736,158	0.0p–402p	289p

Exerciseable, 31 March 2003	—	—	—	—	—
Exerciseable, 31 March 2004	—	6,777,988	6,777,988	0.4p–128p	26p
Exerciseable, 31 March 2005	—	1,817,018	1,817,018	0.4p–128p	13p

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

25. Employee Share Schemes (continued)

The following table summarises option activity for 2003, 2004 and 2005:

	Shares	2003 Weighted average exercise price (pence)	Shares	2004 Weighted average exercise price (pence)	Shares	2005 Weighted average exercise price (pence)
Options outstanding at end of year	11,046,925	18	19,158,211	190	19,736,158	289
Options exercisable at year end	—	—	6,777,988	26	1,817,018	13
Shares available for future grant at year end	23,336,091		57,398,341		50,557,360
Weighted-average exercise price equal to fair value of ordinary shares at date of grant	1,506,805	128	7,929,324	292	5,399,867	401
Weighted-average exercise price greater than fair value of ordinary shares at date of grant	—	—	7,541,521	157	1,850,446	269

The weighted average fair value of the 1,506,805 options, 15,470,845 options and 7,250,313 options granted during the years ended 31 March 2003, 2004 and 2005, respectively, were 25 pence per option, 69 pence per option and 77 pence per option, respectively

The following table summarises information about stock options outstanding at March 31, 2005:

Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average contractual life	Number exercisable
Pence		Years
0	255,133	13	—
0.4	1,631,538	8	1,631,538
128	185,480	7	185,480
260	2,952,012	3	—
272	906,884	4	—
285	2,801,158	8	—
296	4,984,534	9	—
342	73,142	9	—
370	650,000	1	—
402	5,296,277	10	—
	19,736,158	8	1,817,018

The Group awarded 1,613,683 shares (2004—1,774,327 shares; 2003—nil shares) under the CAP during the year ended 31 March 2005. An employee benefit trust held 3,333,207 shares (2004—1,735,203 shares; 2003—nil shares) at 31 March 2005 to satisfy past awards when they vest in the future.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. Auditors’ remuneration

The following fees were paid or are payable to the Yell Group’s auditors for the years ended 31 March 2003, 31 March 2004 and 31 March 2005:

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Audit services
Statutory audit	0.6	0.6	0.6
Audit-related regulatory reporting	0.1	0.2	0.1
Further assurance services	0.6	0.2	0.3
Tax services
Compliance services	0.1	0.1	0.2
Advisory Services	0.2	1.0	0.3
Other services
Other services not covered above	0.3	—	0.2

Total auditors’ remuneration	1.9	2.1	1.7

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

27. Post balance sheet event

On 17 May 2005, the Group announced that the US business had entered into a definitive agreement for the purchase (the Acquisition) of Transwestern Holdings, L.P. (Transwestern) from Thomas H. Lee Partners, CIVC Partners, LLC and Transwestern management for $1,575 million (£829 million) in cash. Transwestern is a leading independent directory publisher in the US, with an extensive footprint in 25 states, including core positions in California and Texas, which complements Yellow Book’s footprint. Transwestern published 332 directories during the year ended 31 December 2004. Transwestern also offers online yellow pages advertising services through WorldPages.com.

At 17 May 2005 the Group had in principle agreed a new £2 billion credit facility, fully underwritten by ABN AMRO, BNP paribas, Citibank, HSBC and JPMorgan Chase, to refinance all of the existing bank debt of £860 million and to fund the Acquisition, if the Acquisition is completed. Our senior notes remain unaffected.

The Acquisition is subject to shareholder approval and Hart Scott Rodino clearance in the USA. Therefore, completion of the Acquisition cannot be assured.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles

The Yell Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain respects from those applicable in the United States (“US GAAP”).

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

(c) Goodwill and other intangibles

Under UKGAAP the purchase price of acquisitions is allocated to the fair market value of identifiable tangible and intangible assets, with the excess recorded as goodwill with an estimated economic life of 20 years. Goodwill is not amortised under US GAAP and is subject to an annual impairment test. The Yell Group completed its impairment tests of goodwill as of 31 March 2004 and 2005 and determined that goodwill balances were not impaired. Under USGAAP the purchase price of acquisitions is allocated to the fair value of identifiable tangible and intangible assets, including acquired customer relationships that are amortised over eight to nine years and brand names that are amortised over five to forty years. The aggregate amortisation expense for the years ended 31 March 2004 and 2005 and the estimated aggregate amortisation expense for the succeeding five years, assuming a constant US dollar exchange rate, are as follows:

£
(in millions)
Aggregate amortisation expense
For year ended 31 March 2004	86.5
For year ended 31 March 2005	73.0

Estimated amortisation expense
For year ending 31 March 2006	60.1
For year ending 31 March 2007	49.9
For year ending 31 March 2008	41.9
For year ending 31 March 2009	35.8
For year ending 31 March 2010	30.6

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

Goodwill

The changes in the net book value of goodwill for the years ended 31 March 2004 and 31 March 2005 are as follows:

	UK	US	Yell Group
	£	£	£
	(in millions)
Balance at 31 March 2003	599.4	578.0	1,177.4
Goodwill acquired during year	—	76.1	76.1
Reversal of valuation allowance on deferred tax assets acquired	—	(8.2)	(8.2)
Fair value adjustments(a)	—	3.3	3.3
Currency movements	—	(85.6)	(85.6)

Balance at 31 March 2004	599.4	563.6	1,163.0
Goodwill acquired during year	—	20.5	20.5
Reversal of valuation allowance in deferred tax assets acquired	—	(16.9)	(16.9)
Fair value adjustments(a)	—	(3.6)	(3.6)
Currency movements	—	(13.9)	(13.9)

Balance at 31 March 2005	599.4	549.7	1,149.1

(a)	The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in prior years.

Intangible assets under US GAAP comprise:

	At 31 March
	2004	2005
	£	£
	(in millions)
Gross book value
Acquired customer relationships	498.1	501.3
Brand names	511.6	510.2
Additional minimum liability	1.1	1.7
Goodwill	1,163.0	1,149.1

Total gross book value under US GAAP	2,173.8	2,162.3

Accumulated amortisation
Acquired customer relationships	(224.6)	(283.3)
Brand names	(39.6)	(51.7)

Total accumulated amortisation under US GAAP	(264.2)	(335.0)

Net book value in accordance with US GAAP	1,909.6	1,827.3
Net book value in accordance with UK GAAP	1,725.3	1,635.0

Estimated UK to US GAAP adjustments	184.3	192.3

Additionally, under US GAAP, the difference between the retail value and net replacement value of directories in progress is included in directories in progress and charged against profits when the directories are delivered. Under UK GAAP the difference is included in goodwill.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

(d) Derivative financial instruments

Certain financial risks are managed through the use of financial instruments, mainly interest rate swaps/collars. These contracts provide economic hedging to the Company; however, they do not qualify as hedges for US GAAP accounting purposes under Statement of Financial Accounting Standards No 133 “Accounting for Derivative Instruments and Hedging Activities” as amended and interpreted. Derivative financial instruments are recorded on the balance sheet at fair value. Therefore, unrealised gains/losses must be recorded in the profit and loss account at each reporting date. For the interest rate derivative contracts, a gain of £6.1million would have been recorded for the year ended 31 March 2005 (2004—gain of £21.7 million, 2003—loss of £13.6million) under US GAAP, within interest expense. The asset at 31 March 2005 would have been £2.9 million (2004—liability of £3.2million, 2003—liability of £24.9 million). These movements reflect fluctuations in the fair value of the US dollar and pounds sterling floating interest rate swaps since the contracts were agreed, and the unwinding of losses previously recognised under US GAAP which have been recorded as expense under UK GAAP.

(e) Employee option plans

Under UK GAAP, compensation expense on awards of stock options and other share-based compensation is measured based on the intrinsic value of the awards, if any, at the date of grant. Under US GAAP, compensation expense is measured based on the fair value of the awards at the date of grant. The fair value of each option grant during the period from 1 April 2001 through June 2003 was estimated at the date of grant using the minimum-value method. The fair value of each option grant subsequent to June 2003 was estimated at the date of grant using the Black-Scholes option valuation method. The total charge for employee stock-based compensation expense under USGAAP was £6.3 million in 2005 (2004—£12.3 million). The Group used the following weighted-average assumptions in its estimations of fair value:

	Year ended 31 March
	2003	2004	2005
Risk free interest rate	4.3%	4.4%	4.6%
Expected dividend yield	0%	3%	3%
Expected volatility	0%	35%	20%
Expected life of option	5.0 years	3.7 years	3.6 years

(f) Deferred taxation

The reconciling adjustment for deferred taxation comprises the tax effects arising from the other UK to US GAAP adjustments listed in the reconciliation below, together with the effect of an adjustment of £16.9 million for the year ended 31 March 2005 (2004—£8.2 million) to reverse tax benefits associated with the reversal of a valuation allowance recorded on purchase which under US GAAP results in a reduction to goodwill.

At 31 March 2005, the adjustment to decrease shareholders’ funds (deficit) of £136.9 million (2004—£182.9 million decrease, 2003—£223.9 million decrease) included the tax effect of other US GAAP adjustments. This comprised an adjustment increasing current deferred tax assets by £81.4 million (2004—£35.7 million, 2003—£21.1 million), increasing non-current deferred tax assets by £nil at 31 March 2005 (2004—£nil, 2003—£14.0 million) which were net of a £nil million (2004—£7.7 million, 2003—£54.6 million) valuation allowance for deferred tax assets arising from operations in the United States, and £218.3 million (2004—£218.6 million, 2003—£259.0 million) of non-current deferred tax liabilities. Deferred tax assets arising from operations in the United Kingdom are considered to be recoverable for all years presented, and are all considered to be current assets.

(g) Gross profit under US GAAP presentation

Under UK GAAP, doubtful debt expenses are included in cost of sales. Under US GAAP, these expenses do not meet the criteria to be classified as cost of sales and thus would be included in administrative expenses. Additionally, distribution costs would be included in cost of sales under US GAAP.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

II	Profit (loss) and shareholders’ (deficit) funds reconciliation statements

The following statements summarise estimated adjustments, gross of their tax effect, which reconcile profit (loss) and shareholders’ (deficit) funds from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
(Loss) profit for the financial year under UK GAAP	(40.6)	(51.1)	70.4
Adjustment for:
Directories in progress
— Deferred costs	(23.9)	(20.8)	(14.3)
— Acquisition accounting(a)	(24.2)	—	—
Pensions	0.1	(8.0)	(13.2)
Goodwill	98.3	96.7	98.6
Other intangible assets	(106.8)	(86.5)	(73.0)
Derivative financial instruments	(13.6)	21.7	6.1
Employee option costs	—	(1.3)	(3.1)
Other items	2.9	(0.6)	(0.8)
Deferred taxation	28.7	28.6	25.3

Net (loss) profit as adjusted for US GAAP	(79.1)	(21.3)	96.0

(a)	Represents certain adjustments that arose as a result of acquisitions.

Shareholders’ (deficit) funds

	At 31 March
	2004	2005
	£	£
	(in millions)
Shareholders’ funds under UK GAAP	63.9	420.9
Adjustment for:
Directories in progress	(103.2)	(115.6)
Pensions	(0.3)	(13.5)
Additional minimum pension liability	(37.9)	(59.0)
Goodwill	(562.3)	(485.9)
Other intangible assets	746.6	678.2
Derivative financial instruments	(3.2)	2.9
Other items	2.3	1.5
Deferred taxation	(182.9)	(136.9)

Shareholders’ (deficit) funds as adjusted for US GAAP	(77.0)	292.6

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

III	Consolidated statements of cash flows

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

Cash flows under FRS 1 in respect of interest and finance fees paid and taxation would be included within operating activities under SFAS 95.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP.

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Net cash provided by operating activities	143.8	56.1	181.6
Net cash used in investing activities	(486.9)	(139.2)	(62.4)
Net cash provided by (used in) financing activities	273.9	74.3	(82.5)
Net (decrease) increase in cash and cash equivalents at end of the year(a)	(69.2)	(8.8)	36.7
Effects of exchange rate changes on cash and cash equivalents	(0.9)	(2.8)	(2.0)
Cash and cash equivalents at beginning of the year	100.1	30.0	18.4
Cash and cash equivalents at end of the year(a)	30.0	18.4	53.1

(a)	Cash and cash equivalents under US GAAP are the same as cash at bank and in hand under UK GAAP for all years presented.

IV	Unaudited pro forma financial information

The following table reflects unaudited condensed pro forma financial information under UK GAAP as if the McLeod and other acquisitions had occurred as of 1 April 2002, for the year ended 31 March 2003.

Year ended 31 March 2003
£
(in millions)
Group turnover	1,126.3
Loss for the year	(38.5)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

V	Pensions

The effect of the following USGAAP disclosures for the YPP is shown in the above reconciliation statements. The annual pension charge is based on measurements at the balance sheet date for the previous year. The measurement date of benefit obligations and net assets is the same as the balance sheet date.

The components of the pension cost for the YPP comprised:

	Year ended 31 March
	2003	2004	2005
	£	£	£
	(in millions)
Service cost	9.1	12.6	15.2
Interest cost	6.6	8.0	10.5
Expected return on scheme assets	(7.9)	(6.5)	(8.1)
Amortisation of net obligation at date of limited application of SFAS 87	—	3.1	3.4
Recognised losses	0.1	—
Amortisation of prior service cost	—	—	0.1

YPP pension costs for the year under US GAAP	7.9	17.2	21.1

The information required to be disclosed in accordance with Statement of Financial Accounting Standard No 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106” (“SFAS 132 R”) concerning the funded status of the YPP at and for the years ended 31 March 2004 and 2005, based on the valuation at 5 April 2002 is as follows:

	At and for the year ended 31 March
	2004	2005
	£	£
	(in millions)
Changes in benefit obligation
Present value of scheme liabilities at the beginning of the year	147.9	194.9
Service cost	12.6	15.2
Interest cost	8.0	10.5
Employees’ contributions	3.7	3.3
Actuarial movement	24.6	33.8
Benefits paid or payable	(2.7)	(1.9)
Plan amendments	0.8	0.6

Benefit obligation at the end of the year	194.9	256.4

	At 31 March
	2004	2005
	£	£
	(in millions)
Amounts recognised in the statement of financial position consist of:
Accrued pension costs	(37.9)	(63.9)
Intangible asset	1.1	1.7
Charge to equity	36.8	57.3

Net accrued pension costs recognised	—	(4.9)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. United States Generally Accepted Accounting Principles (continued)

The accumulated benefit obligation of £214.4 million at 31 March 2005 (2004—£160.3 million) was calculated on the assumption that pension increases start immediately.

	At 31 March
	2004	2005
	£	£
	(in millions)
Changes in scheme assets
Market value of scheme assets at the beginning of the year	94.1	122.4
Actual return on scheme assets	17.8	10.5
Employer’s contributions	9.5	16.2
Employees’ contributions	3.7	3.3
Benefits paid or payable	(2.7)	(1.9)

Market value of assets at the end of the year	122.4	150.5

	At 31 March
	2004	2005
	£	£
	(in millions)
Funded status under US GAAP
Projected benefit obligation in excess of scheme assets	(72.6)	(105.9)
Unrecognised prior service cost (a)	1.1	1.7
Other unrecognised net actuarial losses	71.5	99.3

Prepaid pension costs under US GAAP	—	(4.9)

(a)	The unrecognised prior service cost is being amortised over 15 years.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 April 2003, 1 April 2004 and 1 April 2005:

	Rates (per annum)%
	2003	2004	2005
Discount rate	5.40	5.40	5.40
Rate of future pay increases	4.00	4.40	4.40
Pension increases	2.50	2.90	2.90
Expected return on assets	6.50	6.35	6.35

We expect to pay approximately £16.5 million of annual pension contributions in the 2006 financial year. The following table sets out our best estimate of future benefits payable by the defined benefit pension scheme.

31 March 2005
£
(in millions)
Expected net benefit payable within:
2006 financial year	1.9
2007 financial year	2.2
2008 financial year	2.5
2009 financial year	2.9
2010 financial year	3.3
Financial years 2011 through 2015	27.4

The assets in the defined benefit pension scheme and the expected rates of return on assets are shown in note 23

YELL FINANCE B.V. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (continued)

29. Valuation and Qualifying Accounts and Reserves

The following table presents the movements in provision and valuation allowances:

	Balance at beginning of year	Charged to profit and loss	Charged to other accounts/ acquired	Deductions/ other	Balance at end of year
	£	£	£	£	£
	(in millions)
Year ended 31 March 2003
Allowance for doubtful debts	71.4	115.9	19.2	(101.0)	105.5
Unrecognised net deferred tax assets	37.7	—	(10.5)	—	27.2

Year ended 31 March 2004
Allowance for doubtful debts	105.5	72.5	2.3	(67.2)	113.1
Unrecognised net deferred tax assets	27.2	—	(19.5)	—	7.7

Year ended 31 March 2005
Allowance for doubtful debts	113.1	112.2	(0.7)	(111.8)	112.8
Unrecognised net deferred tax assets	7.7	—	(5.8)	(1.9)	—

30. Supplemental Guarantor Information

The notes issued by Yell Finance B.V. (the Issuer) pursuant to Rule 144A under the US Securities Act 1933 and described in note 16 are guaranteed by Yellow Pages Limited and certain subsidiaries (the Guarantor). Yellow Pages Limited and certain subsidiaries are the wholly owned guarantor subsidiaries of Yell Finance B.V. who jointly and severally, fully and unconditionally guarantee the debt securities that were issued. Yellow Pages Limited has granted a security interest over substantially all of its assets including a fixed charge over certain of its properties, debts, bank accounts, insurances, intellectual property and specified agreements and a floating charge over all of its other undertakings and assets. Substantially all of Yell Finance B.V.’s income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the debt service obligations are provided in large part by distributions or advances from Yellow Pages Limited and its subsidiaries.

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

The following information sets out the consolidating profit and loss accounts and cash flow statements for the three years ended 31 March 2005 and the consolidating balance sheets at 31 March 2004 and 2005 under UKGAAP.

The Yell Group has not provided reconciliations from UK GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee. All reconciling items as shown in note 28 relate to the Guarantor.

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Year ended 31 March 2003
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,114.0	—	1,114.0
Cost of sales	—	(509.9)	—	(509.9)

Gross profit	—	604.1	—	604.1
Distribution costs	—	(36.0)	—	(36.0)
Administrative costs	(9.9)	(374.8)	—	(384.7)

Total operating (loss) profit	(9.9)	193.3	—	183.4

Interest payable	(146.6)	(239.0)	146.6	(239.0)
Interest receivable	146.6	2.4	(146.6)	2.4

Net interest payable	—	(236.6)	—	(236.6)

Loss on ordinary activities before taxation	(9.9)	(43.3)	—	(53.2)
Tax credit on loss on ordinary activities	—	12.6	—	12.6

Loss for the financial year	(9.9)	(30.7)	—	(40.6)

YELL GROUP

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Year ended 31 March 2004
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,186.9	—	1,186.9
Cost of sales	—	(552.9)	—	(552.9)

Gross profit	—	634.0	—	634.0
Distribution costs	—	(34.5)	—	(34.5)
Administrative costs	(8.4)	(440.7)	—	(449.1)

Total operating (loss) profit	(8.4)	158.8	—	150.4

Interest payable	(100.2)	(248.6)	152.1	(196.7)
Interest receivable	152.1	2.2	(152.1)	2.2

Net interest payable	51.9	(246.4)	—	(194.5)

Profit (loss) on ordinary activities before taxation	43.5	(87.6)	—	(44.1)
Tax credit (charge) on loss on ordinary activities	(15.2)	8.2	—	(7.0)

Profit (loss) for the financial year	28.3	(79.4)	—	(51.1)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING PROFIT AND LOSS ACCOUNTS

	Year ended 31 March 2005
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Group turnover	—	1,285.3	—	1,285.3
Cost of sales	—	(592.3)	—	(592.3)

Gross profit	—	693.0	—	693.0
Distribution costs	—	(38.3)	—	(38.3)
Administrative costs	—	(410.0)	—	(410.0)

Total operating profit	—	244.7	—	244.7

Interest payable	(72.9)	(126.9)	73.5	(126.3)
Interest receivable	73.5	1.3	(73.5)	1.3

Net interest receivable (payable)	0.6	(125.6)	—	(125.0)

Profit on ordinary activities before taxation	0.6	119.1	—	119.7
Tax credit (charge) on profit on ordinary activities	1.6	(50.9)	—	(49.3)

Profit for the financial year	2.2	68.2	—	70.4

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING CASH FLOW STATEMENTS

	Year ended 31 March 2003
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash (outflow) inflow from operating activities	(28.3)	337.4	—	309.1

Returns on investments and servicing of finance Interest received (paid)	10.3	(149.8)	—	(139.5)
Finance fees paid	(6.2)	(9.9)	—	(16.1)

Net cash outflow for returns on investments and servicing of finance	(4.1)	(159.7)	—	(155.6)

Taxation	—	(9.7)	—	(9.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(16.0)	—	(16.0)
Amounts loaned to subsidiaries	(53.0)	—	53.0	—
Investment in subsidiary	(0.1)	—	0.1	—

Net cash (outflow) inflow for capital expenditure and financial investment	(53.1)	(16.0)	53.1	(16.0)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(470.9)	—	(470.9)

Net cash outflow for acquisitions	—	(470.9)	—	(470.9)

Net cash (outflow) inflow before financing	(77.3)	(318.9)	53.1	(343.1)

Financing
Issue of ordinary share capital	0.1	0.1	(0.1)	0.1
Proceeds from third-party borrowings	173.7	250.7	—	424.4
Proceeds from parent company borrowings	61.3	53.0	(53.0)	61.3
Third-party borrowings repaid	(157.8)	(54.1)	—	(211.9)

Net cash inflow (outflow) from financing	77.3	249.7	(53.1)	273.9

Decrease in net cash in the year	—	(69.2)	—	(69.2)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING CASH FLOW STATEMENTS

	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash (outflow) inflow from operating activities	(15.8)	269.3	—	253.5

Returns on investments and servicing of finance
Interest received (paid)	—	(141.8)	—	(141.8)
Redemption premium paid	(19.7)	—	—	(19.7)
Finance fees paid	—	(16.4)	—	(16.4)

Net cash inflow (outflow) for returns on investments and servicing of finance	(19.7)	(158.2)	—	(177.9)

Taxation	—	(13.7)	—	(13.7)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(24.5)	—	(24.5)
Purchase of shares in parent company	—	(5.8)	—	(5.8)
Amounts loaned to subsidiaries	(80.8)	—	80.8	—
Investment in subsidiary	(604.4)	—	604.4	—

Net cash (outflow) inflow for capital expenditure and financial investment	(685.2)	(30.3)	685.2	(30.3)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(108.9)	—	(108.9)

Net cash outflow for acquisitions	—	(108.9)	—	(108.9)

Net cash (outflow) inflow before financing	(720.7)	(41.8)	685.2	(77.3)

Financing
Issue of ordinary share capital	304.4	604.4	(604.4)	304.4
Proceeds from third-party borrowings	—	503.1	—	503.1
Proceeds from parent company borrowings	579.4	80.8	(80.8)	579.4
Third-party borrowings repaid	(163.1)	(1,155.3)	—	(1,318.4)

Net cash inflow (outflow) from financing	720.7	33.0	(685.2)	68.5

Decrease in net cash in the year	—	(8.8)	—	(8.8)

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING CASH FLOW STATEMENTS

	Year ended 31 March 2005
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Net cash inflow from operating activities	—	355.1	—	355.1

Returns on investments and servicing of finance Interest paid	—	(145.7)	—	(145.7)

Net cash outflow for returns on investments and servicing of finance	—	(145.7)	—	(145.7)

Taxation	—	(27.8)	—	(27.8)

Capital expenditure and financial investment
Purchase of tangible fixed assets	—	(24.0)	—	(24.0)
Purchase of shares in parent company	—	(6.6)	—	(6.6)

Net cash (outflow) for capital expenditure and financial investment	—	(30.6)	—	(30.6)

Acquisitions
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	—	(31.8)	—	(31.8)

Net cash outflow for acquisitions	—	(31.8)	—	(31.8)

Net cash inflow before financing	—	119.2	—	119.2

Financing
Proceeds from third-party borrowings	—	—	—	—
Proceeds from parent company borrowings	—	2.5	—	2.5
Third-party borrowings repaid	—	(85.0)	—	(85.0)

Net cash outflow from financing	—	(82.5)	—	(82.5)

Decrease in net cash in the year	—	36.7	—	36.7

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

	At 31 March 2004
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Fixed assets
Intangible assets	—	1,725.3	—	1,725.3
Tangible assets	—	45.9	—	45.9
Investment	605.5	7.6	(605.5)	7.6
Total fixed assets	605.5	1,778.8	(605.5)	1,778.8

Current assets
Stock	—	151.9	—	151.9
Debtors	—	460.6	—	460.6
Intercompany debtors	897.8	—	(897.8)	—
Cash at bank and in hand	—	18.4	—	18.4

Total current assets	897.8	630.9	(897.8)	630.9

Creditors: amounts falling due within one year Loans and other borrowings	(41.8)	(85.9)	—	(127.7)
Other creditors	(7.1)	(223.9)	—	(231.0)

Total creditors: amounts falling due within one year	(48.9)	(309.8)	—	(358.7)

Net current assets	848.9	321.1	(897.8)	272.2

Total assets less current liabilities	1,454.4	2,099.9	(1,503.3)	2,051.0

Creditors: amounts falling due after one year Loans and other borrowings	(1,130.5)	(856.6)	—	(1,987.1)
Intercompany loans	—	(897.8)	897.8	—

Total creditors: amounts falling due after one year	(1,130.5)	(1,754.4)	897.8	(1,987.1)

Net assets (liabilities)	323.9	345.5	(605.5)	63.9

Capital and reserves
Share capital	305.5	605.5	(605.5)	305.5
Funds (deficit)	18.4	(260.0)	—	(241.6)

Equity shareholders’ funds	323.9	345.5	(605.5)	63.9

YELL FINANCE B.V. AND ITS SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

	At 31 March 2005
	Yell Finance B.V. Yellow Pages Limited
	(Issuer of notes)	(Guarantor)	Eliminations	Consolidated
	£	£	£	£
	(in millions)
Fixed assets
Intangible assets	—	1,635.0	—	1,635.0
Tangible assets	—	47.8	—	47.8
Investment	605.5	11.8	(605.5)	11.8
Total fixed assets	605.5	1,694.6	(605.5)	1,694.6

Current assets
Stock	—	172.6	—	172.6
Debtors	—	478.7	—	478.7
Intercompany debtors	872.7	—	(872.7)	—
Cash at bank and in hand	—	53.1	—	53.1

Total current assets	872.7	704.4	(872.7)	704.4

Creditors: amounts falling due within one year Loans and other borrowings	(58.9)	(91.3)	—	(150.2)
Other creditors	(5.5)	(273.6)	—	(279.1)

Total creditors: amounts falling due within one year	(64.4)	(364.9)	—	(429.3)

Net current assets	808.3	339.5	(872.7)	275.1

Total assets less current liabilities	1,413.8	2,034.1	(1,478.2)	1,969.7

Creditors: amounts falling due after one year Loans and other borrowings	(787.7)	(761.1)	—	(1,548.8)
Intercompany loans	—	(872.7)	872.7	—

Total creditors: amounts falling due after one year	(787.7)	(1,633.8)	872.7	(1,548.8)

Net assets	626.1	400.3	(605.5)	420.9

Capital and reserves
Share capital and share premium	605.5	605.5	(605.5)	605.5
Funds (deficit)	20.6	(205.2)	—	(184.6)

Equity shareholders’ funds	626.1	400.3	(605.5)	420.9

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

1.3 Memorandum of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.3 to the Exchange Offer Registration Statement).*

1.4 Articles of Association of Yellow Pages Limited (incorporated herein by reference to Exhibit 3.4 to the Exchange Offer Registration Statement).*

2.1 Indenture relating to 10 3/4% Senior Sterling Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement).*

2.2 Indenture relating to 10 3/4% enior Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement).*

2.3 Indenture relating to 13 1/2% Senior Discount Dollar Notes due 2011, dated August 6, 2001, between Yell Finance B.V., Yellow Pages Limited, as Guarantor, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement).*

2.4 Registration Rights Agreement, dated August 6, 2001, between Yell Finance B.V. and Yellow Pages Limited, as Guarantor, and Merrill Lynch International, Deutsche Bank AG London, CIBC World Markets plc, and the other Initial Purchasers as listed on Schedule A of the Purchase Agreement, as Initial Purchasers (incorporated herein by reference to Exhibit 4.4 to the Exchange Offer Registration Statement).*

2.5 Subordination Agreement, dated August 6, 2001, between Yell Finance B.V., Yell Group Limited, as Parent and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Exchange Offer Registration Statement).*

2.6 Intercreditor Deed, dated June 22, 2001 (as amended on July 11, 2001, March 13, 2002, April 16, 2002, May 31, 2002 and November 11, 2002), with, amongst others, Yell Group plc and certain of its subsidiaries as Obligors, Yellow Pages Limited as the Guarantor, Yell Finance B.V. as the Issuer of the High Yield Notes. Discount High Yield Notes and Further High Yield Debt, the Institutions named therein as the Senior Finance Parties and the funds managed or advised by Apax Partners and Hicks Muse (the “Intercreditor Deed”). (The Intercreditor Deed and amendment prior to November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on July 19, 2002 (the “2002 Annual Report”)* and the amendment of November 11, 2002 incorporated herein by reference to Exhibit 2.6 to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commision on June 8, 2003 the “2003 Annual Report”).*

2.7 Form of Sterling Note (incorporated herein by reference to Exhibit 4.7 to the Exchange Offer Registration Statement).*

2.8 Form of Dollar Note (incorporated herein by reference to Exhibit 4.8 to the Exchange Offer Registration Statement).*

2.9 Form of Discount Dollar Note (incorporated herein by reference to Exhibit 4.9 to the Exchange Offer Registration Statement).*

2.10 Form of Guarantee (included in Exhibits 2.7, 2.8 and 2.9) (incorporated herein by reference to Exhibits 4.7, 4.8 and 4.9 to the Exchange Offer Registration Statement).*

2.11 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 3/4% Senior Sterling Notes due 2011 incorporated herein by reference to Exhibit 4.1 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.11 to the 2002 Annual Report).*

2.12 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 10 3/4% Senior Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.2 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.12 to the 2002 Annual Report).*

2.13 First Supplemental Indenture dated January 18, 2002, to the Indenture relating to 13 1/2% Senior Discount Dollar Notes due 2011 incorporated herein by reference to Exhibit 4.3 to the Exchange Offer Registration Statement (incorporated herein by reference to Exhibit 2.13 to the 2002 Annual Report).*

4.1 Senior Facilities Agreement dated 8 July 2003 (as amended and restated on 12 August 2003 and as further amended and restated on 26 August 2003) among, inter alios, Yell Group plc, the subsidiaries identified therein as borrowers and guarantors, ABN AMRO Bank N.V. and HSBC Bank plc as joint mandated lead arrangers, the financial institutions named therein as lenders and HSBC Bank plc as facility agent and security trustee (incorporated herewith by reference to Yell Finance B.V.’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 8, 2004 (the “2004 Annual Report”)).*

4.2 Security Agreement, dated June 22, 2001, between Yasmin Two (US) Inc. (now known as Yellow Book Holdings, Inc.), Yasmin One (US), Inc. (now known as Yellow Book Group Inc.), Yellow Book USA, Inc., Yellow Book GP, LLC, Yellow Book of Florida Directories, L.P., Yellow Book of Illinois, LLC, Yellow Book Mid-Atlantic, L.P., Yellow Book of New York, Inc., Yellow Book Southern Directories, LLC, Yellow Book of Pennsylvania, Inc., and Yellow Book Delaware Inc. (incorporated herein by reference to Exhibit 10.2 to the Exchange Offer Registration Statement).*

4.3 Keep-Well Agreement, dated August 6, 2001 as amended and restated on April 6, 2002, between Yell Group Limited and Yell Finance B.V. (incorporated herein by reference to Exhibit 10.3 to the Exchange Offer Registration Statement) (incorporated herein by reference to Exhibit 4.3 to the 2002 Annual Report).*

4.4 Yellow Book Last Acquisition Agreement dated January 19, 2002 among McLeodUSA Inc. as Parent, Yell Group Limited (now Yell Group plc) and McLeodUSA Holdings, Inc as Seller (incorporated herein by reference to Exhibit 4.8 to the 2002 Annual Report).*

4.5 McLeod Operating Agreement dated April 16, 2002 (as amended and restated April 28, 2003) among Yell Group Limited (now Yell Group plc), McLeodUSA Inc. and McLeodUSA Telecommunications Services, Inc (incorporated herein by reference to Exhibit 4.9 to the 2002 Annual Report)* and the amendment and restatement of April 28, 2003 (incorporated herein by reference to the Exhibit 4.5 to the 2004 Anual Report).*

4.6 Director’s Service Contract, dated 10 July 2003, between John Condron and Yell Group plc (incorporated herein by reference to Exhibit 4.6 to the 2004 Annual Report).*

4.7 Director’s Service Contract, dated 10 July 2003, between John Davis and Yell Group plc (incorporated herein by reference to Exhibit 4.7 to the 2004 Annual Report).*

4.8 Stock Sale Agreement, dated as of December 10, 2002, by and among NDC Holdings II, Inc., The Stockholders of NDC Holdings II, Inc., Three Cities Research, Inc., as Sellers’ Representative and Yellow Book USA, Inc. (incorporated herein by reference to Exhibit 4.8 to the 2003 Annual Report).*

4.9 Agreement and Plan of Merger by and among Yellow Book USA, Inc, Tapestry Acquisition, LLC, Transwestern Holdings, L.P., TWP REP Co, LLL, as Representative, and Yell Group Plc, dated May 16, 2005.**

7.1 Statement Explaining Calculation of Ratio of Earnings to Fixed Charges.**

8.1 Subsidiaries of Yell Finance B.V. (please see list of principal subsidiaries under Item 4.C. Information on the Company—Organizational Structure of this annual report on Form 20-F on page 37).

12.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Condron dated June 13, 2005.**

12.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted by Section 302 of the Sarbanes-Oxley Act of 2002 of John Davis dated June 13, 2005.**

13.1 Chief Executive Officer certification, dated June 13, 2005, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2 Chief Financial Officer certification, dated June 13, 2005, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1 Code of Ethics for the Chief Executive and Senior Financial Officers (incorporated herein by reference to Exhibit 14.1 to the 2004 Annual Report).*

*	Incorporated by reference.
**	Filed herewith.